Form 10-K, Exhibit 13
period 2005-12-31
PARKE BANCORP, INC.
filed 2006-03-29
CIK 1315399

PARKE BANCORP, INC.

                       2005 ANNUAL REPORT TO SHAREHOLDERS

                               PARKE BANCORP, INC.
                       2005 ANNUAL REPORT TO SHAREHOLDERS

                                TABLE OF CONTENTS

                                                                            Page

Letter to Shareholders.........................................................1

Selected Financial Data........................................................3

Management's Discussion and Analysis of
     Financial Condition and Results of Operations.............................4

Market Prices and Dividends...................................................14

Report of Independent Registered Public Accounting Firm......................F-1

Consolidated Financial Statements............................................F-2

Notes to Consolidated Financial Statements...................................F-7

Corporate Information.................................................Back Cover

                              --------------------

Parke Bancorp, Inc. (the "Company") may from time to time make written or oral "forward-looking statements," including statements contained in this Annual Report and in other communications by the Company which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation
Reform Act of 1995. These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, estimates and intentions that are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements; the strength of the United States economy in general and the strength of the local economies in which the Company's bank subsidiary, Parke Bank, conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of Parke Bank and the perceived overall value of these products and services by customers, including the features, pricing and quality compared to competitors' products and services; the willingness of customers to substitute competitors' products and services for Parke Bank's products and services; the success of Parke Bank in gaining regulatory approval of its products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; acquisitions; changes in consumer spending and saving habits; and the success of Parke Bank at managing these risks.

                               PARKE BANCORP, INC.


To Our Shareholders:

The Delaware Valley's economic engine helped support the sixth consecutive year of record profits for Parke Bank. The real estate market and the business community, from the Jersey Shore to Philadelphia, remained strong despite eight interest rate increases by the Federal Reserve and record-high oil prices. Continued interest rate hikes increased pressure on the banking industry's already shrinking net interest margin. Parke Bank turned these challenges into opportunities, with assets growing 33% to $297.8 million and profits increasing 28% to $3.5 million, supported in part by the growth in our loan portfolio of 37% to over $259 million. The growth in our loan portfolio was primarily funded by a 29% growth in our deposits, which now exceeds $232 million.

During 2005, Parke Bank reorganized into the holding company form of ownership. Through new business trust subsidiaries of our new holding company, Parke Bancorp, Inc., we raised approximately $8.5 million through the sale of $10 million in trust preferred securities, strengthening our financial position. Parke Bancorp has also given us the opportunity to pursue other business opportunities, including the opportunity to open a full-service bank branch in Philadelphia. We are pleased to report that we selected 1610 Spruce Street as our first full-service branch in Philadelphia. We hope to start renovations soon, with the branch opening planned for the third quarter of 2006. Paul Palmieri, our Senior Vice President in charge of the Philadelphia region, is already hard at work growing our loan portfolio and relationships in this market. Continued bank consolidations have provided Parke Bank with an excellent opportunity to offer quality personal banking services to the residents, businesses and professionals in the Center City area. The personal attention and competitive banking products that we provide to our customers are being well-received in this exciting new market for Parke Bank. Our new branch will be staffed with fine banking professionals committed to the Parke Bank's "Return to Better Banking" philosophy.

We are also supporting our growth in the Vineland/Millville market in Cumberland County with the hiring of Milton Witte. Milton is a great addition to our management team and brings a wealth of experience and expertise to our bank. The Vineland/Millville area is one of the fastest growing areas in the New Jersey, with the construction of thousands of residential homes approved and under development. Commercial development has also exploded along Delsea Drive, with many national and regional retail chains opening flagship stores. Plans are under way to open a loan production office in this area, in addition to actively pursuing a quality, full-service branch location. The Parke Bank philosophy of personal service, competitive banking products and our commitment to a prompt response to our customers' requests will offer a clear alternative to the people and businesses in this area.

We continue to explore opportunities in other areas of the region that would be strategically ideal to support the growth of our bank and enhance shareholder value. Once again, the banking industry is facing many obstacles in 2006, with increased banking and SEC regulations, higher interest rates and a volatile economy. Changes in the political environment, both nationally and abroad pose significant challenges to forecasting the direction of interest rates and the economy. We will continue to work very hard to turn these challenges into opportunities that will further enhance shareholder value while maintaining a sound banking institution.





/s/C.R. "Chuck" Pennoni                    /s/Vito S. Pantilione

C.R. "Chuck" Pennoni                       Vito S. Pantilione
Chairman                                   President and Chief Executive Officer

                             SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)

                                            At or for the Year Ended December 31,
                                    --------------------------------------------------------
                                      2005        2004        2003        2002        2001
                                    --------    --------    --------    --------    --------
BALANCE SHEET DATA:
Assets ..........................   $297,810    $224,339    $174,004    $130,903    $ 81,955
Loans Receivable, Net ...........   $255,461    $185,986    $144,078    $ 93,762    $ 62,403
Securities--Available for Sale...   $ 22,023    $ 24,043    $ 14,323    $ 22,903    $ 12,913
Securities--Held to Maturity ....   $  2,406    $    548    $    779    $    250    $    250
Cash and Cash Equivalents .......   $  4,380    $  1,802    $  4,267    $  7,540    $  4,627
Deposits ........................   $232,056    $179,585    $142,447    $107,548    $ 65,609
Borrowings ......................   $ 35,967    $ 20,379    $ 10,340    $  4,949    $  6,835
Shareholders' Equity ............   $ 27,193    $ 22,829    $ 19,993    $ 17,628    $  8,553

OPERATIONS DATA:
Interest Income .................   $ 17,336    $ 11,766    $  9,445    $  6,612    $  4,884
Interest Expense ................      6,684       3,747       3,182       2,960       2,647
                                    --------    --------    --------    --------    --------
Net Interest Income .............     10,652       8,019       6,263       3,652       2,237
Provision for Loan Losses .......      1,180         825         923         499         374
                                    --------    --------    --------    --------    --------
Net Interest Income after
   Provision for Loan Losses ....      9,472       7,194       5,340       3,153       1,863
Non-Interest Income .............        896         861         779         488         443
Non-Interest Expense ............      4,544       3,589       2,838       2,079       1,564
                                    --------    --------    --------    --------    --------
Income Before Income Taxes ......      5,824       4,466       3,281       1,562         742
Income Tax Expense ..............      2,330       1,744       1,279         620         302
                                    --------    --------    --------    --------    --------
Net Income ......................   $  3,494    $  2,722    $  2,002    $    942    $    440
                                    ========    ========    ========    ========    ========

SELECTED FINANCIAL RATIOS:
Ratio of Equity to Assets .......       9.13%      10.18%      11.49%      13.47%      10.44%
Book Value/Common Share .........   $  11.75    $  10.50    $   9.33    $   8.47    $   7.73
Dividends declared per Share ....   $      -    $      -    $      -    $      -    $      -
Basic Income per Common Share ...   $   1.55    $   1.26    $   0.96    $   0.78    $   0.39
Diluted Income per Common Share..   $   1.32    $   1.05    $   0.85    $   0.77    $   0.39
Return on Average Assets ........       1.35%       1.45%       1.33%       0.94%       0.69%
Return on Average Equity ........      13.91%      13.24%      10.76%       9.56%       5.28%
Net Interest Margin .............       4.33%       4.58%       4.40%       3.84%       3.55%
Non-Interest Expense/Average
   Assets .......................       1.76%       1.91%       1.88%       2.07%       2.44%
Non-Interest Income/Average
   Assets .......................       0.35%       0.46%       0.52%       0.49%       0.69%
Non-Performing Loans/Loans(1)           1.01%       0.16%       0.55%       1.15%       1.19%
Allowance for Loan
   Losses/Loans(1) ..............       1.38%       1.39%       1.54%       1.40%       1.32%
Dividend Payout Patio ...........          -           -           -           -           -

---------------
(1)  Total loans before allowance for loan losses

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

Forward Looking Statements

         The Company may from time to time make written or oral "forward-looking statements," including statements contained in the Company's filings with the Securities and Exchange Commission (including the Proxy Statement and the Annual Report on Form 10-K, including the exhibits), in its reports to shareholders and in other communications by the Company, which are made in good faith by the Company.

         These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions, which are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Bank conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Bank and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; changes in consumer spending and saving habits; and the success of the Bank at managing the risks resulting from these factors. The Company cautions that the listed factors are not exclusive.

Overview

         The Company's results of operations are dependent primarily on the Bank's net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense paid on its interest-bearing liabilities, such as deposits and borrowings. The Bank also generates non-interest income such as service charges, BOLI income and other fees. The Bank's non-interest expenses primarily consist of employee compensation and benefits, occupancy expenses, marketing expenses, data processing costs and other operating expenses. The Bank is also subject to losses from its loan portfolio if borrowers fail to meet their obligations. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

         We recorded net income of $3,494,421, or $1.32 per diluted share, $2,721,758, or $1.05 per diluted share, and $2,001,899, or $.85 per diluted share, for 2005, 2004 and 2003, respectively. Pre-tax earnings were $5,824,065 for 2005 compared to $4,465,858 for 2004 and $3,281,336 for 2003.

         Total assets increased by $73.5 million, or 32.7%, reflecting significant increases in loans. Loans outstanding increased by $69.5 million, or 37.4%, while investment securities remained constant at $24.4 million. Deposits also grew by $52.5 million, or 29.2%. Borrowings experienced a 76.5% or $15.6 million increase. The issuance of $10 million of trust securities enhanced our capital position for asset expansion. Growth in loans and deposits reflects our continued efforts in business development and advertising. Shareholders' Equity increased $4.4 million or 19.1%, as a result of earnings and the exercise of stock warrants and options.

         The principal objective of this financial review is to provide a discussion and an overview of our consolidated financial condition and results of operations. This discussion should be read in conjunction with the accompanying financial statements and related notes.

         Comparative Average Balances, Yields and Rates. The following table sets forth for the periods indicated the Company's average volume of interest-earning assets and interest-bearing liabilities and average yields and rates. Changes in net interest income from period to period result from increases or decreases in the volume and mix of interest-earning assets and interest-bearing liabilities, increases or decreases in the average rates earned and paid on such assets and liabilities and the availability of particular sources of funds, such as non-interest-bearing deposits.

                                                                                   For the Year Ended
                                              --------------------------------------------------------------------------------------
                                                    December 31, 2005              December 31, 2004          December 31, 2003
                                              ---------------------------   ---------------------------   --------------------------

                                               Average   Income/   Yield/    Average   Income/   Yield/    Average  Income/   Yield/
                                               Balance   Expense    Rate     Balance   Expense    Rate     Balance  Expense    Rate
                                               -------   -------    ----     -------   -------    ----     -------  -------    ----
                                                                                         (Dollars in thousands)
Assets:
Loans (net of deferred costs/fees)(1).......  $219,217   $16,108     7.3%   $154,764   $10,978     7.1%   $120,797   $8,699    7.2%
                                              --------   -------     ---    --------   -------     ---    --------   ------    ---
Investment securities.......................    24,276     1,159     4.8%     17,219       750     4.4%     18,877      724    3.8%
Federal funds sold..........................     2,107        69     3.3%      3,044        38     1.3%      1,847       21    1.2%
                                              --------   -------            --------   -------            --------   ------
     Total interest-earning assets..........   245,600    17,336     7.1%    175,027    11,766     6.7%    141,521    9,444    6.7%
                                              ========   =======            ========   =======            ========   ======

Allowance for loan losses...................    (3,009)                       (2,280)                       (1,729)
Other assets................................    15,322                        14,802                        10,979
                                              --------                      --------                      --------
     Total assets...........................  $257,913                      $187,549                      $150,771
                                              ========                      ========                      ========

Liabilities and Shareholders' Equity:
Interest-bearing deposits:
   Regular savings deposits.................  $ 29,200   $   797     2.7%   $ 22,160   $   464     2.1%   $ 22,104   $  493    2.2%
   NOW & money market savings...............    23,729       416     1.8%     28,511       477     1.7%     24,351      381    1.6%
   Time deposits............................   138,587     4,599     3.3%     91,104     2,584     2.8%     67,298    2,139    3.2%
                                              --------   -------            --------   -------            --------   ------
     Total interest-bearing deposits........   191,516     5,812     3.0%    141,775     3,525     2.5%    113,754    3,013    2.6%

Borrowed funds                                  22,376       872     3.9%     10,272       221     2.2%      7,828      168    2.1%
                                              --------   -------            --------   -------            --------   ------
     Total interest-bearing liabilities.....   213,892   $ 6,684     3.1%    152,047   $ 3,746     2.5%    121,582   $3,181    2.6%
                                                         =======                       =======                       ======

Non-interest-bearing demand deposits........    16,946                        13,422                         9,270
Other liabilities...........................     1,948                         1,520                         1,311
Shareholders' equity........................    25,127                        20,559                        18,608
                                              --------                      --------                      --------
     Total liabilities and
     shareholders' equity...................  $257,913                      $187,549                      $150,771
                                              ========                      ========                      ========

Interest rate spread (average yield
   less average rate).......................                         4.0%                          4.2%                        4.1%
Net interest income (interest income
   less interest expense)...................             $10,652                       $ 8,020                       $6,263
                                                         =======                       =======                       ======
Net interest margin (net interest
   income/average interest-earning assets)..                         4.3%                          4.6%                        4.4%

---------------------------
(1)  Non-accrual loans are included in the calculation of average balances.

Return on Equity and Assets

                                                                         December 31,
                                                           --------------------------------------------
                                                            2005             2004              2003
                                                            ----             ----              ----
        Return on average assets..................           1.35%             1.45%            1.33%
        Return on average equity..................          13.91%            13.24%           10.76%
        Dividend payout ratio.....................           0                 0                0
        Average equity to average assets ratio....           9.74%            10.96%           12.34%

         Rate/Volume Analysis. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (i.e.,  changes in volume  multiplied by the old rate) and
(ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.


                                                           Year's Ended December 31,
                               -------------------------------------------------------------------------------------
                                            2005 vs. 2004                              2004 vs. 2003
                               ----------------------------------------    -----------------------------------------
                                      Variance Due to Changes In                Variance Due to Changes In
                               ----------------------------------------    -----------------------------------------
                                                                 Net                                       Net
                                 Average         Average      Increase/       Average        Average      Increase/
                                 Volume           Rate       (Decrease)       Volume           Rate       (Decrease)
                               -----------    -----------    -----------   -----------    -----------    -----------
Interest Income:
   Loans (net of deferred
     costs/fees) ...........   $ 4,576,187    $   554,203    $ 5,130,390   $ 2,409,394    $  (130,276)   $ 2,279,118
   Investment securities           310,506         98,651        409,157       (72,209)        97,818         25,609
   Federal funds sold ......       (12,181)        42,890         30,709        14,984          1,637         16,621
                               -----------    -----------    -----------   -----------    -----------    -----------

Total interest income ......     4,874,512        695,744      5,570,256     2,352,169        (30,821)     2,321,348
                               -----------    -----------    -----------   -----------    -----------    -----------

Interest Expense:
   Deposits ................     1,243,516      1,044,265      2,287,781       696,636       (186,075)       510,561
   Borrowed funds ..........       266,290        383,751        650,041        52,686          1,214         53,900
                               -----------    -----------    -----------   -----------    -----------    -----------

Total interest expense .....     1,509,806      1,428,016      2,937,822       749,322       (184,861)       564,461
                               -----------    -----------    -----------   -----------    -----------    -----------

Net interest income ........   $ 3,364,706    $  (732,272)   $ 2,632,434   $ 1,602,847    $   154,040    $ 1,756,887
                               ===========    ===========    ===========   ===========    ===========    ===========


Critical Accounting Policies

         Allowance for Losses on Loans. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses. Loans that are determined to be uncollectible are charged against the allowance account, and subsequent recoveries, if any, are credited to the allowance. When evaluating the adequacy of the allowance, an assessment of the loan portfolio will typically include changes in the composition and volume of the loan portfolio, overall portfolio quality and past loss experience, review of specific problem loans, current economic conditions which may affect borrowers' ability to repay, and other factors which may warrant current recognition. Such periodic assessments may, in management's judgment, require the Company to recognize additions or reductions to the allowance.

Operating Results for the Years Ended December 31, 2005, 2004 and 2003

         Net Interest Income/Margins. Our primary source of earnings is net interest income, which is the difference between income earned on interest-earning assets, such as loans and investment securities, and interest expense incurred on the interest-bearing sources of funds, such as deposits and borrowings. The level of net interest income is determined primarily by the average balances ("volume") and the rate spreads between the interest-earning assets and our funding sources.

         Net interest income increased to $10.7 million for 2005 compared to $8.0 million for 2004 and $6.3 million for 2003. The 32.8% increase in 2005 compared to 2004 and 28.1% increase in 2004 compared to 2003 were primarily attributable to the growth in average interest-earning assets, which totaled $245.6 million, $175.0 million and $141.5 million for 2005, 2004 and 2003, respectively.

         Average loans increased during 2005 by 41.6% to $219.2 million and increased by 28.1% during 2004 to $154.8 million at year-end. Average investments increased during 2005 by 41.0% to $24.3 million and decreased during 2004 by 8.8% to $17.2 million at year-end.

         Interest-earning asset growth was funded by a $49.7 million, or 35.1%, increase in average interest-bearing deposits during 2005 and by a $28.0 million, or 24.6%, increase in average interest-bearing deposits during 2004. The average borrowed funds increased $12.1 million during 2005 and $2.4 million during 2004.

         The key performance measure for net interest income is the "net interest margin," or net interest income divided by average interest-earning assets. Our net interest margin is affected by loan pricing, mix of earning assets, and the distribution and pricing of deposits and borrowings. Our net interest margin was 4.3% for 2005, compared to 4.6% for 2004 and 4.4% for 2003. During 2005, the yield on average interest-earning assets increased to 7.1%, while the cost of interest-bearing liabilities increased by 60 basis points to 3.1%. During 2004, the yield on average interest-earning assets remained at 6.7%, while the cost of interest-bearing liabilities decreased by one basis point to 2.5%.

         Non-Interest Income. Non-interest income is principally derived from service fees on deposit accounts, BOLI income, fee income from loan services and gains on sale of investment securities. Non-interest income for 2005 was $896,367 compared to $860,986 for 2004 and $779,044 for 2003.

         Other fee income increased to $720,882 for 2005 from $609,596 for 2004 and $496,237 for 2003 due primarily to increased loan fees. Loan fees included in other fee income consist of "exit fees" that are charged on construction loans if the builder sells the property before completing the construction project. Exit fees are intended to discourage construction borrowers from starting projects and quickly "flipping out" of the project before the project is completed.

         The loss on sale of securities amounted to $9,240 for 2005. A gain on sale of securities amounted to $7,889 in 2004 and $63,681 in 2003. Service charges on deposit accounts decreased $58,776, or 21.1%, during 2005 to $184,725. An increase of $24,375, or 11.1%, occurred during 2004 over 2003.

         Non-Interest Expense. Nearly all categories of non-interest expense increased during 2005 and 2004. Non-interest expenses totaled $4.5 million for 2005 compared to $3.6 million for 2004 and $2.8 million for 2003, increases of $954,770, or 26.6%, and $752,053, or 26.5%, for 2005 and 2004, respectively.
These increases reflect greater costs associated with the growth of the Company, including compensation and benefits, as well as increases in lending and deposit activities.

         Compensation and benefits increased $518,030, or 33.1%, during 2005 and $294,406, or 23.1%, during 2004, primarily due to staffing increases to support loan and deposit growth, as well as regular salary increases and higher benefit costs. Occupancy, equipment and data processing costs grew $2,471, or 0.3%, and $166,969 or 21.1% for 2005 and 2004, respectively.

         Professional services fees and expenses increased by $448,081, or 154.4%, during 2005. Costs associated with the holding company and additional legal fees were the primary reason for the increase. During 2004 a $118,688, or 69.2%, an increase over 2003 occurred from normal operations. Marketing and business development expenses increased by $112,060, or 63.9%, to $287,318, due to a major advertising campaign conducted during 2005. Other operating expenses decreased $125,872, or 21.0%, in 2005 because of less loan servicing costs and increased to $272,767, or 54.5%, during 2004 due to expenses associated with servicing loans.

         Income Taxes. We recorded tax expenses of $2.3 million, $1.7 million, and $1.3 million in 2005, 2004 and 2003, respectively, for an effective tax rate of 40.0% in 2005, 39.1% in 2004 and 39.0% in 2003.

Financial Condition at December 31, 2005 and December 31, 2004

         At December 31, 2005, we had total assets of $297.8 million, compared to $224.3 million at December 31, 2004, representing an increase of 32.7%. This increase was due to the continued expansion of business development efforts, and continued marketing of deposit and loan products. The Company's overall growth in its core business, generating loans and gathering of deposits grew at the same rate as overall asset growth.

         Loans at December 31, 2005 were $259.0 million, compared to $188.6 million at December 31, 2004, which represents an increase of $70.4 million, or 37.3%. Growth occurred in all categories of loans. Investment securities at December 31, 2005 slightly decreased by $161,649, or 0.7%, to $24.4 million.

         Total deposits increased by $52.5 million to $232.1 million, an increase of 29.2%, from $179.6 million at December 31, 2004.

         Borrowings augmented funding of assets by increasing by $15.6 million or 76.5%, to $36.0 million at December 31, 2005, from $20.4 million at December 31, 2004.

         Shareholders  equity  increased  by  $4.4  million.   The  increase  is
attributable earnings of $3.5 million and the exercise of stock options and warrants offset by the purchase of treasury stock.

Loan Quality

         The Company attempts to manage the risk characteristics of its loan portfolio through various control processes, such as credit evaluation of borrowers, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances. However, the Company seeks to rely primarily on the cash flow of its borrowers as the principal source of repayment. Although credit policies are designed to minimize risk, management recognizes that loan losses will occur and the amount of these losses will fluctuate depending on the risk characteristics of the loan portfolio as well as general and regional economic conditions.

         The allowance for loan losses represents a reserve for losses in the loan portfolio. The adequacy of the allowance for loan loss is evaluated periodically based on a review of all significant loans, with a particular emphasis on non-accruing loans; past due and other loans that management believes require special attention.

         For significant problem loans, management's review consists of evaluation of the financial strengths of the borrower and the guarantor, the related collateral, and the effects of economic conditions. General reserves against the remaining loan portfolio are based on analysis of historical loan loss ratios, loan charge-offs, delinquency trends, previous collection experience, and the risk rating on each individual loan along with an assessment of the effects of external economic conditions.

         As of December 31, 2005, we had approximately $1.9 million in non-accruing loans, compared with $240,816 at December 31, 2004 and $794,135 at December 31, 2003. The increase in non-accruing loans was attributable to two borrower relationships, consisting of commercial and residential loans more than 90 days delinquent. Foreclosure proceedings have been commenced, and we believe the loans are adequately collateralized. Non-performing loans, expressed as a percentage of total loans, increased to 0.7% at December 31, 2005 from 0.1% at December 31, 2004 and 0.5% at December 31, 2003. At December 31, 2005, the allowance for loan losses was nearly twice the amount of non-accruing loans.

         The provision for loan losses is a charge to earnings in the current period to maintain the allowance at a level management has determined to be adequate based upon factors noted above. We made provision for loan losses of $1.2 million, $825,324 and $923,070 for 2005, 2004 and 2003, respectively.

         As of December 31, 2005, the allowance for loan losses was $3.6 million, compared to $2.6 million at December 31, 2004 and $2.3 million at December 31, 2003, which represents a net increase of $953,161, or 36.4%, during 2005 and a net increase of $364,581, or 16.2%, during 2004. The growth in the allowance was driven by the growth and mix in the loan portfolio.

         The following table summarizes the allowance activities:

                                                                     Years Ended December 31,
                                                        -------------------------------------------------
                                                              2005              2004              2003
                                                        -------------     -------------     -------------
Allowance for loan losses, beginning of year ........   $   2,620,651     $   2,256,070     $   1,333,000
Loans charged off ...................................        (227,001)         (460,743)           (1,000)
Recoveries ..........................................               -                 -             1,000
Provision for loan losses ...........................       1,180,162           825,324           923,070
                                                        -------------     -------------     -------------
Allowance for loan losses, end of year ..............   $   3,573,812     $   2,620,651     $   2,256,070
                                                        =============     =============     =============
Loans (net of deferred costs/fees)
   period-end balance ...............................   $ 259,035,088     $ 188,606,990     $ 146,334,331
                                                        =============     =============     =============
Allowance as percentage of period-end loan balance...        1.4%              1.4%              1.5%
                                                        =============     =============     =============

         Management's judgment as to the level of losses on existing loans is based on its internal review of the loan portfolio, including an analysis of the borrowers' current financial position, the consideration of current and anticipated economic conditions and their potential effects on specific borrowers. In determining the collectability of certain loans, management also considers the fair value of any underlying collateral. There can be no assurance that charge-offs in future period will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. In addition an outside loan reviewer conducts an independent analysis of the loan loss reserve to ensure completeness.

Interest Rate Sensitivity and Liquidity

         Interest rate sensitivity is an important factor in the management of the composition and maturity configurations of earning assets and funding sources. The primary objective of asset/liability management is to ensure the steady growth of our primary earnings component, net interest income. Net interest income can fluctuate with significant interest rate movements. To lessen the impact of interest rate movements, management endeavors to structure the statement of financial condition so that re-pricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these re-pricing opportunities at any point in time constitute interest rate sensitivity.

         The measurement of our interest rate sensitivity, or "gap," is one of the principal techniques used in asset/liability management. Interest sensitive gap is the dollar difference between assets and liabilities that are subject to interest-rate pricing within a given time period, including both floating rate or adjustable rate instruments and instruments that are approaching maturity.

         Our management and the Board of Directors oversee the asset/liability management function through the asset/liability committee of the Board and meeting periodically to monitor and manage the statement of financial condition, control interest rate exposure, and evaluate our pricing strategies. The asset mix of the statement of financial condition is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. Management of the liability mix of the statement of financial condition focuses on expanding the various funding sources.

         In theory, interest rate risk can be diminished by maintaining a nominal level of interest rate sensitivity. In practice, this is made difficult by a number of factors including cyclical variation in loan demand, different impacts on interest-sensitive assets and liabilities when interest rates change, and the availability of funding sources. Accordingly, we undertake to manage the interest-rate sensitivity gap by adjusting the maturity of and establishing rates on the earning asset portfolio and certain interest-bearing liabilities commensurate with management's expectations relative to market interest rates. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize our overall interest rate risk.

         Rate Sensitivity Analysis. The interest rate sensitivity position as of December 31, 2005 is presented in the table below. Assets and liabilities are scheduled based on maturity or re-pricing data except for mortgage loans and mortgage-backed securities that are based on prevailing prepayment assumptions and core deposits which are based on core deposit re-pricing immediately. The difference between rate-sensitive assets and rate-sensitive liabilities or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2005, our interest sensitive liabilities exceeded interest sensitive assets within a one year period by $27.4 million, or 0.24% of total assets.

                                                       As of December 31, 2005
                               ----------------------------------------------------------------------
                                             Over 3
                                             Months    Over 1 Year  Over 3 Years Over 5 Years
                                3 Months     Through     Through      Through      Through
                                 or Less    12 Months    3 Years      5 Years      30 Years    Total
                                 -------    ---------    -------      -------      --------    -----
                                                        (Dollars in thousands)
Interest-earning assets:
   Loans ....................   $134,325    $ 16,136     $ 18,226     $ 86,572    $  3,776    $259,035
   Investment securities ....      1,612       1,314          994        2,889      18,097      24,906
   Federal funds sold .......          3           -            -            -           -           3
                                --------    --------     --------     --------    --------    --------
   Total interest-earning
     assets .................   $135,940    $ 17,450     $ 19,220     $ 89,461    $ 21,873    $283,944
                                ========    ========     ========     ========    ========    ========

Interest-bearing
   liabilities:
   Regular savings deposits..   $ 38,824    $  5,241     $  6,988     $ 13,977    $  6,988    $ 38,824
   NOW & money market
     savings deposits .......     22,371       4,245        5,660        7,237       1,578      22,371
   Time deposits ............     30,551      67,679       46,737        7,976           -     152,943
   Borrowed funds ...........     15,247       6,100        2,964       10,155       1,500      35,966
                                --------    --------     --------     --------    --------    --------
   Total interest-bearing
     liabilities ............   $106,993    $ 73,779     $ 49,701     $ 18,131    $  1,500    $250,104
                                ========    ========     ========     ========    ========    ========

Interest rate sensitive gap..   $ 28,947    $(56,329)    $(30,481)    $ 71,330    $ 20,373    $ 33,840

Cumulative interest rate
   gap ......................   $ 28,947    $(27,382)    $(57,863)    $ 13,467    $ 33,840    $      -

Ratio of rate sensitive
   assets to
   rate-sensitive
   liabilities ..............     1.27%       0.24%        0.38%        4.93%      14.58%       1.14%

         Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity addresses the Company's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund current and planned expenditures. Liquidity is derived from increased repayment and income from earning-assets. Our loan to deposit ratio was 111.6%, 105.0% and 102.7% at December 31, 2005, December 31, 2004 and December 31, 2003, respectively. Funds received from new and existing depositors provided a large source of liquidity during 2005 and 2004. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support local growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit. To the extent that retail deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds market. Longer term funding requirements can be obtained through advances from the Federal Home Loan Bank ("FHLB"). As of December 31, 2005, the Bank maintained lines of credit with the FHLB totaling $23.9 million.

         As of December 31, 2005, the Bank's investment securities portfolio included $9.1 million of mortgage-backed securities that provide significant cash flow each month. The majority of the investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank's residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Presently the mortgage portfolio is pledged to the FHLB as collateral. Management is not aware of any known trends, demands, commitments or uncertainties that are reasonably likely to result in material changes in liquidity.

Off-Balance Sheet Arrangements

         The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in these particular classes of financial instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments.

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, equipment and income-producing commercial properties. As of December 31, 2005, 2004 and 2003, commitments to extend credit amounted to approximately $101.8 million, $70.4 million and $35.2 million, respectively.

         Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2005, 2004 and 2003, standby letters of credit with customers were $4.5 million, $2.5 million and $2.3 million, respectively.

         The Bank does not issue or hold derivative instruments with the exception of loan commitments and standby letters of credit. These instruments are issued in the ordinary course of business to meet customer needs.
Commitments to fund fixed-rate loans were immaterial at December 31, 2005. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

Impact of Inflation and Changing Prices

         The consolidated financial statements and notes presented elsewhere in this Proxy Statement have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, nearly all of our assets are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Recent Accounting Pronouncements

         In December 2002, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effects of the method used on reported results.

         In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." This statement revises the original guidance contained in SFAS No. 123 and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees, and its related implementation guidance. Under SFAS No. 123 (revised 2004), a public entity such as the Company will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize such cost over the period during which an employee is required to provide service in exchange for the reward
(usually the vesting period). For stock options and similar instruments, grant-date fair value will be estimated using option-pricing models adjusted for the unique characteristics of instruments (unless observable market prices for the same or similar instruments are available). For public entities, such as the Company, SFAS No. 123 (revised 2004) is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company is currently assessing the financial statement impact of adopting SFAS No. 123(R).

                           MARKET PRICES AND DIVIDENDS

General

         The Company's or the Bank's common stock has been traded in the over the counter market and listed on the Nasdaq Stock Market under the trading symbol of "PKBK" since it commenced trading upon completion of the Bank's public offering on November 26, 2002. The following table reflects high and low bid prices as reported on www.nasdaq.com during each quarter of the last two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. Prices reflect a 20% stock dividend paid in December 2004.

        Quarter Ended                         High             Low
        -------------                         ----             ---

        March 31, 2004                       $14.58          $14.08
        June 30, 2004                        $14.33          $13.29
        September 30, 2004                   $14.60          $13.47
        December 31, 2004                    $19.45          $14.00

        March 31, 2005                       $19.40          $16.65
        June 30, 2005                        $16.85          $14.90
        September 30, 2005                   $19.99          $15.25
        December 31, 2005                    $21.71          $18.00

         The number of shareholders of record of common stock as of March 22, 2006, was approximately 407. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 22, 2006, there were 2,327,995 shares of our common stock outstanding. To date, the Company has not paid cash dividends.

         Holders of the Company's common stock are entitled to receive dividends when, and if declared by the Board of Directors of out of funds legally available therefor. The timing and amount of future dividends will be within the discretion of the Board of Directors and will depend on the consolidated earnings, financial condition, liquidity, and capital requirements of the Company and its subsidiaries, applicable governmental regulations and policies, and other factors deemed relevant by the Board. To date, the Company has not paid cash dividends.

         The Company's ability to pay dividends is substantially dependent upon the dividends it receives from the Bank. Under current regulations, the Bank's ability to pay dividends is restricted as follows.

         Under the New Jersey Banking Act of 1948, a bank may declare and pay dividends only if after payment of the dividend the capital stock of the bank will be unimpaired and either the bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the bank's surplus.

         The Federal Deposit Insurance Act generally prohibits all payments of dividends by any insured bank that is in default of any assessment to the FDIC. Additionally, because the FDIC may prohibit a bank from engaging in unsafe or unsound practices, it is possible that under certain circumstances the FDIC could claim that a dividend payment constitutes an unsafe or unsound practice. The New Jersey Department of Banking and Insurance has similar power to issue cease and desist orders to prohibit what might constitute unsafe or unsound practices. The payment of dividends may also be affected by other factors (e.g., the need to maintain adequate capital or to meet loan loss reserve requirements).

McGladrey & Pullen
Certified Public Accountants


Report of Independent Registered Public Accounting Firm



Directors and Shareholders
Parke Bancorp, Inc.
Sewell, New Jersey


We have audited the accompanying consolidated balance sheets of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ending December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2005, in conformity with U.S. generally accepted accounting principles.



/s/McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
January 20, 2006

McGladrey & Pullen, LLP is a member firm of RSM International - an affiliation of separate and independent legal entities.

Parke Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets
December 31, 2005 and 2004

                                                                                        2005                  2004
--------------------------------------------------------------------------------------------------------------------
Assets

Cash and due from banks                                                         $   4,377,196           $ 1,780,280
Federal funds sold                                                                      2,840                21,508
                                                                                ------------------------------------
   Cash and cash equivalents                                                        4,380,036             1,801,788
                                                                                ------------------------------------

Investment securities available for sale, at market value                          22,022,944            24,042,802
Investment securities held to maturity, at amortized cost
(market value 2005 - $2,322,985;  2004 - $540,740)                                  2,405,841               547,632
                                                                                ------------------------------------
   Total investment securities                                                     24,428,785            24,590,434
                                                                                ------------------------------------

Restricted stock, at cost                                                           1,348,900             1,064,200
                                                                                ------------------------------------

Loans                                                                             259,035,088           188,606,990
Less:  allowance for loan losses                                                   (3,573,812)           (2,620,651)
                                                                                ------------------------------------
   Total net loans                                                                255,461,276           185,986,339
                                                                                ------------------------------------

Bank premises and equipment, net                                                    3,079,876             3,247,179
Accrued interest receivable and other assets                                        9,111,571             7,648,623
                                                                                ------------------------------------

                                                                                $ 297,810,444         $ 224,338,563
                                                                                ====================================

(Continued)

Parke Bancorp, Inc. and Subsidiaries

December 31, 2005 and 2004

                                                                                       2005                  2004
---------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Liabilities
  Deposits
    Noninterest-bearing demand                                                      $ 17,918,339         $ 15,960,444
    Interest-bearing                                                                 214,137,969          163,624,567
                                                                                    ---------------------------------
      Total deposits                                                                 232,056,308          179,585,011

  Borrowed funds                                                                       5,082,500            3,100,000
  Federal Home Loan Bank advances                                                     20,574,360           17,278,726
  Subordinated debentures                                                             10,310,000                    -
  Accrued interest payable and other accrued liabilities                               2,593,949            1,545,675
                                                                                    ---------------------------------
      Total liabilities                                                              270,617,117          201,509,412
                                                                                    ---------------------------------

Commitments and Contingencies (Notes 7 and 16)

Shareholders' Equity
  Common stock,
    $.10 par value, 10,000,000 shares authorized;
    2,317,364 and 2,175,559 shares issued
    at December 31, 2005 and 2004, respectively                                          231,736              217,556
  Preferred stock,
    1,000 shares authorized; no shares issued and outstanding                                  -                    -
  Additional paid-in capital                                                          20,511,410           19,390,102
  Retained earnings                                                                    6,787,118            3,292,697
  Accumulated other comprehensive loss                                                  (286,296)             (71,204)
  Treasury stock  (2,380 shares in 2005 and none in 2004), at cost                       (50,641)                   -
                                                                                    ---------------------------------
      Total shareholders' equity                                                      27,193,327           22,829,151
                                                                                    ---------------------------------

                                                                                    $297,810,444         $224,338,563
                                                                                    =================================

See Notes to Consolidated Financial Statements.

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2005, 2004 and 2003

                                                              2005              2004             2003
---------------------------------------------------------------------------------------------------------
Interest and Dividend Income
  Interest and fees on loans                               $ 16,108,210      $ 10,977,820      $ 8,698,702
  Interest and dividends on securities                        1,159,004           749,847          724,238
  Interest on federal funds sold                                 68,830            38,121           21,500
                                                           -----------------------------------------------
    Total interest and dividend income                       17,336,044        11,765,788        9,444,440
                                                           -----------------------------------------------

Interest Expense
  Interest on deposits                                        5,812,487         3,524,706        3,014,145
  Interest on borrowings                                        871,468           221,427          167,527
                                                           -----------------------------------------------
    Total interest expense                                    6,683,955         3,746,133        3,181,672
                                                           -----------------------------------------------

      Net interest income                                    10,652,089         8,019,655        6,262,768

Provision for Loan Losses                                     1,180,162           825,324          923,070
                                                           -----------------------------------------------
      Net interest income after provision for loan losses     9,471,927         7,194,331        5,339,698
                                                           -----------------------------------------------

Noninterest Income
  Service charges on deposit accounts                           184,725           243,501          219,126
  Other fee income                                              720,882           609,596          496,237
  Net gain (loss) on the sale of securities                      (9,240)            7,889           63,681
                                                           -----------------------------------------------
    Total noninterest income                                    896,367           860,986          779,044
                                                           -----------------------------------------------

Noninterest Expenses
  Compensation and benefits                                   2,085,301         1,567,271       1,272,865
  Occupancy, equipment and data processing                      960,059           957,588         790,619
  Marketing and business development                            287,318           175,258         101,857
  Professional services                                         738,307           290,226         171,538
  Other operating expenses                                      473,244           599,116         500,527
                                                           -----------------------------------------------
    Total noninterest expenses                                4,544,229         3,589,459        2,837,406
                                                           -----------------------------------------------

Income Before Income Tax Expense                              5,824,065         4,465,858        3,281,336

Income Tax Expense                                            2,329,644         1,744,100        1,279,437
                                                           -----------------------------------------------

    Net income                                              $ 3,494,421       $ 2,721,758      $ 2,001,899
                                                           ===============================================
Net Income Per Common Share:
  Basic                                                     $      1.55       $      1.26      $      0.96
                                                           ===============================================
  Diluted                                                   $      1.32       $      1.05      $      0.85
                                                           ===============================================

Weighted Average Shares Outstanding:
  Basic                                                       2,247,928         2,152,069        2,088,730
                                                           ===============================================
  Diluted                                                     2,644,256         2,598,864        2,351,230
                                                           ===============================================

See Notes to Consolidated Financial Statements.

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2005, 2004 and 2003

                                                                                          Accumulated
                                                              Additional                     Other                       Total
                                                   Common       Paid-In       Retained   Comprehensive   Treasury     Shareholders'
                                                   Stock        Capital       Earnings   Income (Loss)     Stock         Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                      $ 157,606   $ 15,963,324   $  1,306,860   $  200,123    $         -    $ 17,627,913
  Stock options and warrants exercised              4,877        500,756              -            -              -         505,633
  10% common stock dividend                        16,140      2,721,272     (2,737,820)           -              -            (408)
  Comprehensive income:
    Net income - 2003                                   -              -      2,001,899            -      2,001,899
    Change in net unrealized gain on securities
      available for sale, net of reclassification
      adjustment and tax effects                        -              -              -     (142,430)             -        (142,430)
                                                                                                                       ------------
         Total comprehensive income                                                                                       1,859,469
                                                -----------------------------------------------------------------------------------
Balance, December 31, 2003                        178,623     19,185,352        570,939       57,693              -      19,992,607
  Stock options and warrants exercised              2,696        241,490              -            -              -         244,186
  20% common stock dividend                        36,237        (36,740)             -            -              -            (503)
  Comprehensive income:
    Net income - 2004                                   -              -      2,721,758            -              -       2,721,758
    Change in net unrealized gain on securities
      available for sale, net of reclassification
      adjustment and tax effects                        -              -              -     (128,897)             -        (128,897)
                                                                                                                       ------------
         Total comprehensive income                                                                                       2,592,861
                                                -----------------------------------------------------------------------------------
Balance, December 31, 2004                        217,556     19,390,102      3,292,697      (71,204)             -      22,829,151
  Stock options and warrants exercised             14,180      1,121,308              -            -              -       1,135,488
  Treasury stock purchased                              -              -              -            -        (50,641)        (50,641)
  Comprehensive income:
    Net income - 2005                                   -              -      3,494,421            -              -       3,494,421
    Change in net unrealized loss on securities
      available for sale, net of reclassification
      adjustment and tax effects                        -              -              -     (215,092)             -        (215,092)
                                                                                                                       ------------
         Total comprehensive income                                                                                       3,279,329
                                                -----------------------------------------------------------------------------------
Balance, December 31, 2005                      $ 231,736   $ 20,511,410   $  6,787,118   $ (286,296)   $   (50,641)   $ 27,193,327
                                                ===================================================================================

See Notes to Consolidated Financial Statements.

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2004 and 2003

                                                                              2005              2004              2003
----------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                                                $ 3,494,421       $ 2,721,758         2,001,899
  Adjustments to reconcile net income to
    net cash provided by operating activities:
  Depreciation and amortization                                                 264,105           251,482           194,874
  Provision for loan losses                                                   1,180,162           825,324           923,070
  Realized losses (gains) on sales of securities                                  9,240            (7,889)          (63,681)
  Net (accretion) amortization of purchase premiums
    and discounts on securities                                                 (72,795)            2,995            (6,714)
  Deferred income tax benefit                                                  (387,382)          (45,972)         (290,700)
  Changes in operating assets and liabilities:
  Increase in accrued interest receivable and other assets                     (932,172)         (717,345)         (857,385)
  Increase in accrued interest payable and other accrued liabilities          1,048,274           321,277           445,204
                                                                          -------------------------------------------------
      Net cash provided by operating activities                               4,603,853         3,351,630         2,346,567
                                                                          -------------------------------------------------

Cash Flows from Investing Activities
  Purchases of investment securities held to maturity                        (1,854,018)                -          (549,682)
  Purchases of investment securities available for sale                      (5,559,000)      (15,054,401)       (6,376,623)
  Purchases of restricted stock                                                (284,700)         (566,900)         (201,300)
  Proceeds from sales of investment securities available for sale             5,092,055         1,071,509         8,905,271
  Proceeds from maturities of investment securities available for sale                -         2,000,000         2,500,000
  Principal payments on mortgage-backed securities                            2,187,681         2,304,558         3,385,509
  Purchase of bank-owned life insurance                                               -                 -        (2,000,000)
  Net increase in loans                                                     (70,655,099)      (42,733,402)      (51,239,121)
  Purchases of bank premises and equipment                                      (96,802)         (259,248)         (839,313)
                                                                          -------------------------------------------------
      Net cash used in investing activities                                 (71,169,883)      (53,237,884)      (46,415,259)
                                                                          -------------------------------------------------

Cash Flows from Financing Activities
  Proceeds from exercise of stock options and warrants                        1,135,488           243,683           505,225
  Purchase of treasury stock                                                    (50,641)                -                 -
  Proceeds from borrowings                                                   27,652,500        18,850,000         8,000,000
  Repayment of borrowings                                                   (12,064,366)       (8,811,397)       (2,608,567)
  Net increase in interest-bearing deposits                                  50,513,402        33,923,365        30,791,290
  Net increase in noninterest-bearing deposits                                1,957,895         3,215,135         4,107,624
                                                                          -------------------------------------------------
      Net cash provided by financing activities                              69,144,278        47,420,786        40,795,572
                                                                          -------------------------------------------------
      Increase (Decrease) In Cash and Cash Equivalents                        2,578,248        (2,465,468)       (3,273,120)

Cash and Cash Equivalents, January 1,                                         1,801,788         4,267,256         7,540,376
                                                                          -------------------------------------------------
Cash and Cash Equivalents, December 31,                                   $   4,380,036       $ 1,801,788       $ 4,267,256
                                                                          =================================================
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year for:
    Interest on deposits and borrowed funds                               $   5,992,826       $ 3,681,682       $ 3,171,116
                                                                          =================================================
    Income taxes                                                          $   2,466,000       $ 2,179,000       $ 1,492,000
                                                                          =================================================

See Notes to Consolidated Financial Statements.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1.   Description of Business and Summary of Significant Accounting Policies

Description of Business: Parke Bancorp, Inc. ("Parke Bancorp") is a bank holding company headquartered in Sewell, New Jersey. Through subsidiaries, Parke Bancorp provides individuals, corporations and other businesses, and institutions with commercial and retail banking services, principally loans and deposits. Parke Bancorp was incorporated in January 2005 under the laws of the State of New Jersey for the sole purpose of becoming the holding company of Parke Bank (the "Bank").

Parke Bank (the "Bank") is a commercial bank, which was incorporated on August 25, 1998, and commenced operations on January 28, 1999. The Bank is chartered by the New Jersey Department of Banking and Insurance and insured by the Federal Deposit Insurance Corporation. The Bank maintains its principal office at 601 Delsea Drive, Washington Township, New Jersey, and two additional branch office locations, one at 501 Tilton Road, Northfield, New Jersey and the other at 567 Egg Harbor Road, Washington Township, New Jersey. In addition, the Bank has a loan production office in Philadelphia, Pennsylvania.

The accounting and financial reporting policies of Parke Bancorp and Subsidiaries (the "Company") conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Parke Bancorp, Inc. and its wholly-owned subsidiaries Parke Bank and Parke Capital Markets. Parke Capital Trust I and Parke Capital Trust II are wholly-owned subsidiaries but are not consolidated because they do not meet the requirements. All significant inter-company balances and transactions have been eliminated.

Investment Securities: Investment securities are classified under one of the following categories: "held to maturity" and accounted for at historical cost, adjusted for accretion of discounts and amortization of premiums; "available for sale" and accounted for at fair market value, with unrealized gains and losses reported as a separate component of shareholders' equity; or "trading" and accounted for at fair market value, with unrealized gains and losses reported as a component of net income. The Company does not hold trading securities.

At December 31, 2005 and 2004, the Company held investment securities that would be held for indefinite periods of time, including securities that would be used as part of the Company's asset/liability management strategy and possibly sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as "available for sale" and are carried at fair value, with any temporary unrealized gains or losses reported as a separate component of other comprehensive income, net of the related income tax effect.

Also, at December 31, 2005 and 2004, the Company reported investments in securities that were carried at cost, adjusted for amortization of premium and accretion of discount. The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as "held to maturity."

Declines in the fair value of individual available for sale and held to maturity securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value, and the losses are included in noninterest income in the statements of operations. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by rating agency, a significant deterioration in the financial condition of the issuer, the length of time a security has been in a loss position, or that management would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Investment Securities (Continued): The amortization of premiums and accretion of discounts over the contractual lives of the related securities, are recognized in interest income using the interest method. Gains and losses on the sale of such securities are accounted for using the specific identification method.

Restricted Stock: Restricted stock includes investments in the common stock of the Federal Home Loan Bank of New York ("FHLBNY") and the Atlantic Central Bankers Bank for which no market exists and, accordingly, is carried at cost.

Loans: The Company makes commercial, real estate and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans in the Southern New Jersey and Philadelphia, Pennsylvania markets. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal amount, adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is recognized as earned based on contractual interest rates applied to daily principal amounts outstanding.

Loans-Nonaccrual: Loans are placed on nonaccrual status and the accrual of interest income ceases when a default of principal or interest exists for a period of ninety days except when, in management's judgment, the collection of principal and interest is reasonably anticipated (i.e. the loan is well secured and in the process of collection). Interest receivable on nonaccrual loans previously credited to income is reversed, and subsequently recognized as income only as received if the collection of principal is reasonably assured. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans-Restructured: Restructured loans are those loans whose terms have been modified because of deterioration in the financial condition of the borrower to provide for a reduction of either interest or principal or an extension of the payment period.

Concentration of Credit Risk: The Company's loans are generally to diversified customers in Southern New Jersey and the Philadelphia area of Pennsylvania. Loans to general building contractors, general merchandise stores, restaurants, motels, warehouse space, and real estate ventures (including construction loans) constitute a majority of commercial loans. The concentrations of credit by type of loan are set forth in Note 4. Generally, loans are collateralized by assets of the borrower and are expected to be repaid from the borrower's cash flow or proceeds from the sale of selected assets of the borrower.

Loan Fees: Loan fees and direct costs associated with loan originations are netted and deferred. The deferred amount is recognized as an adjustment to loan interest over the term of the related loans using the interest method. Loan brokerage fees, which represent commissions earned for facilitating loans between borrowers and other Company's, are recorded in income as earned.

Allowance for Loan Losses: The allowance for loan losses is maintained through charges to the provision for loan losses in the Statement of Operation as losses are estimated to have occurred through a provision for loan losses. Loans that are determined to be uncollectible are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses in the balance of the loan portfolio, based on an evaluation of collectability of existing loans and prior loss experience. When evaluating the adequacy of the allowance, an assessment of the loan portfolio will typically include changes in the composition and volume of the loan portfolio, overall portfolio quality and past loss experience, review of specific problem loans, current economic conditions which may affect borrowers' ability to repay, and other factors which may warrant current recognition. Such periodic assessments may, in management's judgment, require the Company to recognize additions or reductions to the allowance.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued): Various regulatory agencies periodically review the adequacy of the Company's allowance for loan losses as an integral part of their examination process. Such agencies may require the Company to recognize additions or reductions to the allowance based on their evaluation of information available to them at the time of their examination. It is reasonably possible that the above factors may change significantly and, therefore, affect management's determination of the allowance for loan losses in the near term.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loans effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Interest Rate Risk: The Company is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other borrowed and brokered funds, to make commercial, commercial mortgage, residential mortgage, and consumer loans, and to invest in overnight and term investment securities. Inherent in such activities is interest rate risk that results from differences in the maturities and re-pricing characteristics of these assets and liabilities. For this reason, management regularly monitors the level of interest rate risk and the potential impact on net income.

Bank Premises and Equipment: Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed and charged to expense using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized to expense over the shorter of the term of the respective lease or the estimated useful life of the improvements, generally terms ranging from ten to forty years.

Income Taxes: The amount provided for federal income taxes is based on income reported for consolidated financial statement purposes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Realization of deferred tax assets is dependent on generating sufficient taxable income in the future.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the allowance for loan losses and the valuation of deferred income taxes.

Reclassification: Certain items in the 2004 financial statements have been reclassified to conform with the 2005 presentation with no affect on net income or shareholder's equity.

Comprehensive Income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. However, certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

                                                                          2005            2004           2003
                                                                       ------------------------------------------
Unrealized holding losses on available for sale securities             $ (367,719)     $ (206,939)    $ (173,703)
Reclassification adjustment for net losses (gains) realized in income       9,240          (7,889)       (63,681)
                                                                       ------------------------------------------
Net unrealized losses                                                    (358,479)       (214,828)      (237,384)
Tax effect                                                                143,387          85,931         94,954
                                                                       ------------------------------------------
     Net-of-tax amount                                                 $ (215,092)     $ (128,897)    $ (142,430)
                                                                       ==========================================


Earnings Per Common Share: Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options and warrants outstanding. Both basic and diluted earnings per share computations give retroactive effect to stock dividends declared in 2004 (Note 14). Earnings per common share have been computed based on the following for 2005, 2004 and 2003:

                                                                          2005            2004           2003
                                                                       ------------------------------------------
Net income                                                             $3,494,421      $2,721,758     $2,001,899
                                                                       ==========================================

Average number of common shares outstanding                             2,247,928       2,152,069      2,088,730
Effect of dilutive options                                                396,328         446,795        262,500
                                                                       ------------------------------------------

Average number of common shares outstanding used
to calculate diluted earnings per common share                          2,644,256       2,598,864      2,351,230
                                                                       ==========================================

Statement of Cash Flows: Cash and cash equivalents include cash on hand, balances due from banks and federal funds sold. For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Stock-Based Employee Compensation: The Company has stock-based employee compensation plans which are more fully described in Note 14. As permitted under generally accepted accounting principles, grants of options under the plan are accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Because options granted under the plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant, no stock-based employee compensation cost is included in determining net income. The following table illustrates the effect on net income and earnings per share for 2005, 2004 and 2003 if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement No. 123, Accounting for Stock-Based Employee Compensation, to stock-based employee compensation. Both basic and diluted calculations give retroactive effect to stock dividends declared.

                                                                           2005            2004           2003
                                                                       -------------------------------------------
Net income, as reported                                                 $3,494,421      $2,721,758     $2,001,899

Deduct total stock-based compensation expense
determined under the fair value method for all
awards, net of related tax effects                                        (670,000)        (41,000)      (114,000)
                                                                       -------------------------------------------
  Pro forma net income                                                  $2,824,421      $2,680,758     $1,887,899
                                                                       ===========================================

Earnings per share:
Basic:
  As reported                                                                $1.55           $1.26          $0.96
  Pro forma                                                                  $1.26           $1.25          $0.90
Diluted:
  As reported                                                                $1.32           $1.05          $0.85
  Pro forma                                                                  $1.07           $1.03          $0.80


Recent Accounting Pronouncements:

EITF  Issue  03-1  The  Meaning  of  Other-Than-Temporary   Impairment  and  Its
Application to Certain Investments

In March 2004, the Financial Accounting Standards Board ("FASB") released EITF Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("Issue 03-1") which provides guidance for determining when an investment is impaired and whether the impairment is other than temporary. In September 2004, the FASB approved for issuance a FASB Staff Position ("FSP") on Issue 03-1. This position delayed the effective date, originally set for periods beginning after June 15, 2004, for the measurement and recognition guidance contained in paragraphs 10-20 of Issue 03-1. However, it did not suspend the requirements to recognize other-than-temporary impairments as required by existing authoritative literature. On June 29, 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment and directed the staff to propose a final FSP, EITF Issue 03-1-a, which will supersede Issue 03-1. The final FSP (retitled FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application of Certain Investments) was issued on November 3, 2005 and replaces the guidance set forth in certain paragraphs of Issue 03-1 with references to existing other-than-temporary impairment guidance. The final FSP is to be applied prospectively and is effective for the Company beginning January 1, 2006. The Company does not expect application of the FSP to have a material impact on the consolidated financial statements.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued):

Statement No. 123 (Revised) Share-Based Payment ("SFAS No. 123(R)")

In December 2004, the FASB issued SFAS No. 123(R), which establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. SFAS No. 123(R) also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted stock plans, performance-based stock awards, stock appreciation rights, and employee stock purchase plans. SFAS No. 123(R) replaces existing requirements under SFAS No. 123, "Accounting for Stock-Based Compensation," and eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25. The provisions for SFAS No. 123(R) are effective for the Company on January 1, 2006. As of December 31, 2005, all of the stock options the Company has granted have been vested and therefore will not require any stock-based employee compensation expense to be recognized in future periods. The financial impact of any stock options granted in the future will be determined using the Black-Scholes option pricing model.


Note 2.   Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Company as of December 31, 2005, because reserve requirements were covered by vault cash.


Note 3.   Investment Securities

The Company's investment securities as of December 31, 2005 were as follows:

                                                                       Gross           Gross
                                                     Amortized       Unrealized      Unrealized         Market
                                                       Cost            Gains           Losses           Value
                                                  -----------------------------------------------------------------
Available For Sale
------------------
U.S. Government sponsored entities                   $  6,533,381      $     60     $ 331,051 60    $  6,202,390
Corporates                                              6,317,394        13,047           14,143       6,316,298
Stock                                                     500,000             -                -         500,000
Mortgage-backed securities                              9,149,322        13,671          158,737       9,004,256
                                                  ---------------------------------------------------------------
Total securities available for sale                  $ 22,500,097      $ 26,778        $ 503,931    $ 22,022,944
                                                  ===============================================================
Held to Maturity
----------------
Municipals                                           $  2,405,841      $      -        $  82,856    $  2,322,985
                                                  ===============================================================

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 3.   Investment Securities (Continued)

The Company's investment securities as of December 31, 2004 were as follows:

                                                              Gross            Gross
                                           Amortized        Unrealized       Unrealized        Market
                                             Cost             Gains            Losses          Value
                                        ---------------------------------------------------------------
Available For Sale
------------------
U.S. Government sponsored entities        $ 8,886,211       $  10,883        $ 226,864    $  8,670,230
Mutual Funds                                3,237,520                           41,192       3,196,328
Mortgage-backed securities                 12,037,745         178,090           39,591      12,176,244
                                        ---------------------------------------------------------------
Total securities available for sale      $ 24,161,476       $ 188,973        $ 307,647    $ 24,042,802
                                        ===============================================================
Held to Maturity
----------------
Municipals                               $    547,632       $       -        $   6,892    $    540,740
                                        ===============================================================

The amortized cost and estimated market value of investment securities at December 31, 2005 by contractual maturities are shown below. Expected maturities may differ from contractual maturities for mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties; therefore, these securities are not included in the maturity categories in the following maturity summary.

                                                          Available For Sale                 Held to Maturity
                                                  -----------------------------------------------------------------
                                                       Amortized         Market          Amortized         Market
                                                         Cost            Value             Cost            Value
                                                  -----------------------------------------------------------------
Maturing within one year                             $          -    $          -      $         -     $         -
Maturing after one year but within five years           3,026,191       2,997,690          538,055         523,697
Maturing after five years, but within ten years                 -               -                -               -
Maturing after ten years                                9,824,584       9,520,998        1,867,786       1,799,288
                                                  -----------------------------------------------------------------
                                                       12,850,775      12,518,688        2,405,841       2,322,985
Mortgage-backed securities                              9,149,322       9,004,256                -               -
Stock                                                     500,000         500,000                -               -
                                                  -----------------------------------------------------------------
     Total securities                                $ 22,500,097    $ 22,022,944      $ 2,405,841     $ 2,322,985
                                                  =================================================================


Gross realized gains on the sale of investment securities were $53,770 in 2005, $8,043 in 2004 and $75,814 in 2003. Gross realized losses on the sale of investments securities were $63,010 in 2005, $155 in 2004 and $12,133 in 2003.

As of December 31, 2005, approximately $13,273,000 of investment securities are pledged as collateral for borrowed funds (Note 10). In addition, securities with a carrying value of $478,595 were pledged to secure public deposits at December 31, 2005.

As of December 31, 2004, approximately $12,187,192 of investment securities are pledged as collateral for borrowed funds (Note 10). In addition, securities with a carrying value of $558,880 were pledged to secure public deposits at December 31, 2004.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 3.   Investment Securities (Continued)

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2005, are as follows:


                                                    Continuous Unrealized Losses      Continuous Unrealized Losses
                                                  Existing for Less Than 12 Months  Existing for More Than 12 Months
                                                  ------------------------------------------------------------------
                                                                        Unrealized                       Unrealized
                                                     Market Value         Losses      Market Value         Losses
                                                  -----------------------------------------------------------------
Available For Sale
------------------
U.S. Government sponsored entities                   $  3,427,330       $  56,051      $ 2,275,000       $ 275,000
Corporates                                                513,200          12,991          746,318           1,152
Stock                                                           -               -                -               -
Mortgage-backed securities                              6,225,181         158,132          153,736             605
                                                  -----------------------------------------------------------------
                                                       10,165,711         227,174        3,175,054         276,757
Held to Maturity
----------------
Municipals                                              1,799,287          68,499          523,698          14,357
                                                  -----------------------------------------------------------------
Total temporarily impaired securities                $ 11,964,998       $ 295,673      $ 3,698,752       $ 291,114
                                                  =================================================================

Management does not believe any individual unrealized loss as of December 31, 2005 represents an other-than-temporary impairment. A total of 25 securities are included in the continuous unrealized portion, of which 22 are in the available for sale category. The unrealized losses on these securities are primarily due to changes in general market interest rates. The Company believes it will collect all amounts contractually due on these securities as it has the ability to hold these securities until the fair value is at least equal to the carrying value. Should the impairment become other-than-temporary, the carrying value of the investment will be reduced and the unrealized loss be recorded in the statement of income.

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2004 are as follows:


                                                    Continuous Unrealized Losses      Continuous Unrealized Losses
                                                  Existing for Less Than 12 Months  Existing for More Than 12 Months
                                                  ------------------------------------------------------------------
                                                                        Unrealized                       Unrealized
                                                     Market Value         Losses      Market Value         Losses
                                                  -----------------------------------------------------------------
Available For Sale
------------------
U.S. Government sponsored entities                    $   746,250        $     94      $ 2,050,000       $ 226,770
Mutual funds                                               74,888             196        3,121,440          40,996
Mortgage-backed securities                              2,167,568          39,591                -               -
                                                  -----------------------------------------------------------------
                                                        2,988,706          39,881        5,171,440         267,766
Held to Maturity
----------------
Municipals                                                      -               -          540,740           6,892
                                                  -----------------------------------------------------------------
Total temporarily impaired securities                 $ 2,988,706        $ 39,881      $ 5,712,180       $ 274,658
                                                  =================================================================

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


Note 4.   Loans

The composition of net loans as of December 31, 2005 and 2004 are as follows:

                                                     2005            2004
                                                  ------------------------------

Commercial                                        $ 236,013,459   $ 167,376,451
Residential real estate                              18,482,968      17,612,920
Consumer                                              5,053,908       3,963,818
                                                  ------------------------------
Total loans                                         259,550,335     188,953,189
Less: allowance for loan losses                      (3,573,812)     (2,620,651)
Less: net deferred loan fees                           (515,247)       (346,199)
                                                  ------------------------------
     Net loans                                    $ 255,461,276   $ 185,986,339
                                                  ==============================


At  December  31,  2005 and 2004,  approximately  $16,358,000  and  $14,970,000, respectively, of residential real estate and consumer loans were pledged to the FHLBNY on borrowings (Note 10).


Note 5.   Loans and Deposits to Related Parties

In the normal course of business, the Company has granted loans to officers, directors and their affiliates (related parties). In the opinion of management, the terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with other customers and do not involve more than a normal risk of collectability.

An analysis of the activity of such related party loans for 2005 and 2004 is as follows:



                                                     2005            2004
                                                  ------------------------------

Balance, beginning of year                         $ 10,325,629    $ 10,219,179
Advances                                              5,619,948       8,761,251
Less: repayments                                     (3,597,951)     (8,654,801)
                                                  ------------------------------
Balance, end of year                               $ 12,347,626    $ 10,325,629
                                                  ==============================

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 6.   Allowance for Loan Losses

An analysis of the allowance for loan losses for 2005 and 2004 is as follows:

                                                          2005            2004             2003
                                                  -------------------------------------------------

Balance, beginning of year                            $ 2,620,651     $ 2,256,070      $ 1,333,000
Provision for loan losses                               1,180,162         825,324          923,070
Charge offs                                              (227,001)       (460,743)          (1,000)
Recoveries                                                      -               -            1,000
                                                  -------------------------------------------------
Balance, end of year                                  $ 3,573,812     $ 2,620,651      $ 2,256,070
                                                  =================================================

Information about impaired loans and nonaccrual loans as of and for the years ended December 31, 2005 and 2004 is as follows:

                                                          2005           2004
                                                      --------------------------

Impaired loans with a valuation allowance             $   511,211    $   240,816
Impaired loans without a valuation allowance                    -              -
                                                      --------------------------
Total impaired loans                                  $   511,211    $   240,816
                                                      ==========================
Related allowance for loan losses for impaired loans  $    60,181    $   114,135
                                                      ==========================
Nonaccrual loans                                      $ 1,935,000    $   240,816
                                                      ==========================
Loans past due ninety days or more and still
  accruing interest                                   $   665,000    $    54,859
                                                      ==========================
Average monthly balance of impaired loans
  (based on month-end balances)                       $   457,000    $   709,000
                                                      ==========================
Interest income recognized on cash basis
  on impaired loans                                   $    36,914    $    12,674
                                                      ==========================

Interest income of $66,000, $64,000 and $29,000 would have been recorded on non-accrual loans in accordance with their original terms in 2005, 2004 and 2003, respectively.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 7.   Bank Premises and Equipment

A summary of the cost and accumulated depreciation of Bank premises and equipment as of December 31, 2005 and 2004 is as follows:

                                                       2005            2004
                                                   ----------------------------

Land                                                 $ 470,000     $   470,000
Building and improvements                            2,587,564       2,536,512
Furniture and equipment                                873,017         882,812
                                                   ----------------------------
Total premises and equipment                         3,930,581       3,889,324
Less: accumulated depreciation
and amortization                                      (850,705)       (642,145)
                                                   ----------------------------
   Premises and equipment, net                     $ 3,079,876     $ 3,247,179
                                                   ============================

Depreciation  expense  was  $264,105 in 2005,  $251,482 in 2004 and  $194,874 in
2003.

The Company has a non-cancelable operating lease agreement related to its Northfield branch office. The term of the lease is for 10 years through March 2011 with two 5-year renewal options. The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch office. The company has a month to month lease for the loan production office in Philadelphia, Pennsylvania. In addition, the Company leases certain computer software under an operating lease expiring 2008. At December 31, 2005, the required future rental payments under these leases are as follows:

        Years Ending December 31,
        -----------------------------------------------------

                2006                            $   187,000
                2007                                203,000
                2008                                204,000
                2009                                 68,000
                2010                                 69,000
             Thereafter                              29,000
                                                -----------
        Total minimum lease payments            $   760,000
                                                ===========

Rent expense was approximately $176,000 in 2005, $165,000 in 2004 and $53,000 in 2003.


Note 8.   Bank-Owned Life Insurance

The Bank has purchased $4,500,000 of Bank-owned life insurance on selected officers, which amount is recorded at its cash surrender value and is included in "accrued interest receivable and other assets" in the accompanying consolidated balance sheets. There are no restrictions on the use of any proceeds and at December 31, 2005 and 2004 there were no loans outstanding. Earnings from the policies, which amounted to approximately $186,000 in 2005, $199,000 in 2004 and $180,000 in 2003, are credited to "other fee income" in the accompanying Statement of Income.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 9.   Deposits

Deposits at December 31, 2005 and 2004 consisted of the following:

                                                     2005            2004
                                                  ------------------------------

Demand deposits, noninterest-bearing              $  17,918,339    $ 15,960,444
Demand deposits, interest-bearing                    22,371,195      28,327,050
Savings deposits                                     38,823,726      26,320,106
Time deposits of $100,000 or more                    95,282,066      56,628,000
Other time deposits                                  57,660,982      52,349,411
                                                  ------------------------------
     Total deposits                               $ 232,056,308   $ 179,585,011
                                                  ==============================

Time deposits included brokered deposits totaling approximately $67,159,000 and $38,880,000 and at December 31, 2005 and 2004, respectively.

Scheduled maturities of certificates of deposit at December 31, 2005 are as follows:

        Years Ending December 31,
        -----------------------------------------------------

                2006                            $    98,230,399
                2007                                 38,856,108
                2008                                  7,881,030
                2009                                  3,597,173
                2010                                  4,378,338
                                                ---------------
                                                $   152,943,048
                                                ===============

Deposits from related parties totaled approximately $5,740,000 and $6,092,000 at December 31, 2005 and 2004, respectively.


Note 10.   Borrowings

An analysis of borrowings as of December 31, 2005 and 2004 is as follows:

                                                                                      2005                      2004
                                                                        ------------------------------------------------------
                                                        Maturity Date          Amount        Rate        Amount         Rate
------------------------------------------------------------------------------------------------------------------------------
Borrowed funds:

Federal Home Loan Bank Repurchase Agreements          June 2006              $ 1,000,000     3.05%     $ 1,000,000      3.05%
                                                      December 2006            1,100,000     3.33%       1,100,000      3.33%
Repurchase agreements                                 February 2005                    -         -       1,000,000      2.40%
                                                      January 2006               982,500     3.99%               -          -
                                                      February 2006            1,000,000     4.33%               -          -
                                                      March 2006               1,000,000     4.49%               -          -
                                                                             ------------              ------------
                                                                             $ 5,082,500               $ 3,100,000
                                                                             ============              ============

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 10.   Borrowings (Continued)


                                                                              2005                      2004
                                                                        ------------------------------------------------------
                                                        Maturity Date        Amount        Rate        Amount         Rate
------------------------------------------------------------------------------------------------------------------------------

Federal Home Loan Bank  Advances                      January 2005          $          -         -    $  8,000,000      1.94%
                                                      July 2005                        -         -       1,000,000      1.57%
                                                      December 2005                    -         -       2,000,000      3.10%
                                                      January 2006             6,610,000     4.08%               -          -
                                                      February 2006              250,000     4.52%               -          -
                                                      March 2006                 250,000     4.61%               -          -
                                                      April 2006               1,000,000     4.46%               -          -
                                                      June 2006                  250,000     4.78%               -          -
                                                      October 2006             1,000,000     4.70%               -          -
                                                      December 2006            1,750,000     4.05%       1,000,000      3.41%
                                                      January 2007               464,360     4.73%         528,726      4.73%
                                                      December 2007              750,000     4.92%               -          -
                                                      June 2008                  750,000     3.89%         750,000      3.89%
                                                      December 2008            1,000,000     4.97%               -          -
                                                      June 2009                4,000,000     4.07%       4,000,000      4.07%
                                                      December 2010            1,000,000     5.05%               -          -
                                                      December 2015            1,500,000     5.02%               -          -
                                                                            -------------             -------------
                                                                            $ 20,574,360              $ 17,278,726
                                                                            =============             =============
Subordinated debentures - capital trusts              November 2035         $  5,155,000     6.04%    $          -          -
                                                      November 2035            5,155,000     6.25%               -          -
                                                                            -------------             -------------
                                                                            $ 10,310,000              $          -
                                                                            =============             =============

At December 31, 2005, the Company had a $23,870,500 line of credit from the FHLBNY. In addition, the Company has available a $23,870,500 one-month overnight re-pricing line of credit.

Certain investment securities (Note 3), loans (Note 4), and FHLBNY stock are pledged as collateral for borrowings.

Subordinated Debentures - Capital Trusts: On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned Subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 6.04% at December 31, 2005. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4,200,000 were contributed to paid-in capital at the Bank. The remaining $800,000 was retained at the Company for future use.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 10.   Borrowings (Continued)

Subordinated Debentures - Capital Trusts (Continued): On August 23, 2005, Parke Capital Trust II, a Delaware statutory business trust and a wholly-owned Subsidiary of the Company, issued $5,000,000 of fixed/variable rate capital trust pass-through securities to investors. Currently, the interest rate is fixed at 6.25%. The fixed/variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% beginning November 23, 2010. Parke Capital Trust II purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4,200,000 were contributed to paid-in capital at the Bank. The remaining $800,000 was retained at the Company for future use.

The subordinates debentures are classified as liabilities in the Company's consolidated balance sheet at December 31, 2005 but a majority was allowed as Tier I Capital for regulatory capital purposes (Note 13).


Note 11.   Income Taxes

The net deferred tax asset, which is included in "accrued interest receivable and other assets" at December 31, 2005 and 2004, includes the following:

                                                     2005           2004
                                                 ----------------------------
Deferred tax assets                              $ 1,676,004     $ 1,034,350
Deferred tax liabilities                            (470,039)       (359,161)
                                                 ----------------------------
     Net deferred tax asset                      $ 1,205,965       $ 675,189
                                                 ============================

Income tax expense for 2005, 2004 and 2003 consisted of the following:

                                     2005            2004             2003
                                 ---------------------------------------------
Current tax expense:
Federal                          $ 2,092,771     $ 1,357,072      $ 1,212,122
State                                624,255         433,000          358,015
                                 ---------------------------------------------
                                   2,717,026       1,790,072        1,570,137
Deferred tax (benefit)              (387,382)        (45,972)        (290,700)
                                 ---------------------------------------------
     Income tax expense          $ 2,329,644     $ 1,744,100      $ 1,279,437
                                 =============================================

The components of the net deferred tax asset, which is included in other assets, are as follows:

                                                   2005            2004
                                               ----------------------------
Allowance for loan losses                      $ 1,354,558     $ 1,004,511
Deferred loan costs                               (213,276)       (213,276)
Securities available for sale                      190,857          47,470
Other                                             (126,174)       (163,516)
                                               ----------------------------
                                               $ 1,205,965       $ 675,189
                                               ============================

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 11.   Income Taxes (Continued)

A reconciliation of the Company's effective income tax rate with the statutory Federal rate for 2005, 2004 and 2003 is as follows:

                                                   2005            2004             2003
                                               ---------------------------------------------
Tax expense at statutory rate (35%)            $ 2,038,423     $ 1,563,050      $ 1,148,467
Permanent differences and other, net                 3,513         (39,564)         (31,128)
State income taxes, net of Federal tax benefit     345,949         265,272          194,911
Benefit of income taxed at lower rates             (58,241)        (44,658)         (32,813)
                                               ---------------------------------------------
                                               $ 2,329,644     $ 1,744,100      $ 1,279,437
                                               =============================================

Note 12.   Retirement Plans

Supplemental Executive Retirement Plan: The Company has a Supplemental Executive Retirement Plan ("SERP") covering certain members of management. The net periodic SERP pension cost was approximately $246,000 in 2005, $207,000 in 2004 and $151,000 in 2003. The unfunded accumulated benefit obligation, which was included in "accrued interest payable and other liabilities", was approximately $894,000 at December 31, 2005 and $672,000 at December 31, 2004.

Simple IRA Plan: The Company has a simple IRA Plan (the "Plan") covering substantially all employees. The Company is required to contribute 2% of the employees' eligible salary to the Plan. All Company contributions are immediately vested. Plan expense amounted to approximately $33,000 in 2005, $22,000 in 2004 and $16,000 in 2003.


Note 13.   Regulatory Matters

Capital Ratios: Parke Bancorp and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the Regulatory framework for prompt corrective action, Parke Bancorp and the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Parke Bancorp and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Parke Bancorp and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005 and 2004, that Parke Bancorp and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, Parke Bancorp and the Bank were categorized as "well-capitalized" under the regulatory framework for prompt corrective action. At December 31, 2004, the Bank was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since December 31, 2005 that management believes have changed any subsidiary bank's capital category.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 13.   Regulatory Matters (Continued)

Capital Ratios (Continued): Parke Bancorp and the Bank's actual capital amounts and ratios as of December 31, 2005 and 2004 are presented in the following tables:

                                                                              To Be Well Capitalized
                                                           For Capital             Prompt Under Corrective
                                        Actual           Adequacy Purposes       Action Provisions
                               -----------------------------------------------------------------------
Parke Bancorp, Inc.                Amount   Ratio          Amount   Ratio          Amount   Ratio
                               -----------------------------------------------------------------------
As of December 31, 2005:
(amounts in thousands)
----------------------

Total Risk Based Capital         $ 40,737     16%        $ 20,856     8%         $ 26,070     10%
(to Risk Weighted Assets)

Tier I Capital                   $ 34,349     13%        $ 10,428     4%         $ 15,652     6%
(to Risk Weighted Assets)

Tier I Capital                   $ 34,349     12%        $ 11,370     4%         $ 14,212     5%
(to Average Assets)

                                                                              To Be Well Capitalized
                                                           For Capital             Prompt Under Corrective
                                        Actual           Adequacy Purposes       Action Provisions
                               -----------------------------------------------------------------------
Parke Bank                         Amount   Ratio          Amount   Ratio          Amount   Ratio
                               -----------------------------------------------------------------------
As of December 31, 2005:
(amounts in thousands)
----------------------

Total Risk Based Capital         $ 39,416     15%        $ 20,825     8%         $ 26,031     10%
(to Risk Weighted Assets)

Tier I Capital                   $ 36,158     14%        $ 10,413     4%         $ 15,618     6%
(to Risk Weighted Assets)

Tier I Capital                   $ 36,158     13%        $ 11,370     4%         $ 14,213     5%
(to Average Assets)


                                                                              To Be Well Capitalized
                                                           For Capital             Prompt Under Corrective
                                        Actual           Adequacy Purposes       Action Provisions
                               -----------------------------------------------------------------------
Parke Bank                         Amount   Ratio          Amount   Ratio          Amount   Ratio
                               -----------------------------------------------------------------------
As of December 31, 2004:
(amounts in thousands)
----------------------

Total Risk Based Capital         $ 25,254     13%        $ 15,042     8%         $ 18,802     10%
(to Risk Weighted Assets)

Tier I Capital                   $ 22,900     12%        $  7,521     4%         $ 11,281     6%
(to Risk Weighted Assets)

Tier I Capital                   $ 22,900     11%        $  8,301     4%         $ 10,376     5%
(to Average Assets)

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14.   Shareholders' Equity

Reorganization: Parke Bancorp was incorporated in 2005 for the sole purpose of becoming the holding company of the Bank. Parke Bancorp recognized the assets and liabilities transferred at the carrying amounts in the accounts of the Bank as of June 1, 2005, the effective date of the reorganization. The accompanying consolidated financial statements are presented as if the exchange of shares occurred as of January 1, 2003. Pursuant to the Plan of Acquisition, each outstanding share of Parke Bank was converted automatically by operation of law into one share of Parke Bancorp. Parke Bancorp had no activity prior to the competition of this reorganization. Parke Bancorp is authorized to issue 10,000,000 shares of common stock, par value $0.10 per share and 1,000,000 shares of serial preferred stock, par value $0.10 per share. Options and warrants outstanding under the Bank's various Plans were converted automatically by operation of law into options and warrants to purchase shares of Parke Bancorp on the same terms and conditions.

Common Stock Dividend: In December 2004, the Company paid a 20% common stock dividend (362,363 shares) to shareholders. In December 2003, the Company paid a 10% common stock dividend (161,404 shares) to shareholders.

Stock Options and Warrants: In 1999, 2002 and 2003, the shareholders approved the Company's Employee Stock Option Plans and in 2005 the shareholders approved the Company's Directors and Employee Stock Option Plan (the "Plans") The Plans are "non-qualified" stock option plans. Reserved for issuance upon the exercise of options granted or to be granted by the Board of Directors is an aggregate of 437,055 shares of common stock. All options issued under the Plans are fully vested upon issuance. All directors and certain officers and employees of the Company have been granted options under the Plans. All stock option amounts and prices included in the following discussions have been adjusted for stock dividends.

A summary of the status of options granted is as follows:

                                                     2005                       2004                      2003
                                        --------------------------------------------------------------------------------
                                             Number       Exercise      Number      Exercise      Number      Exercise
                                           of Options      Price      of Options      Price     of Options      Price
                                        --------------------------------------------------------------------------------
Outstanding, beginning of year              133,367         $9.39       122,897        $8.88         74,796     $7.58
Granted                                     163,500        $20.50        12,420       $15.00         49,553    $10.61
Expired / terminated                           (360)       $10.61          (300)       $7.58              -         -
Exercised                                   (20,700)       $10.58        (1,650)       $7.58         (1,452)    $7.58
                                        ------------                 -----------                ------------
     Outstanding, end of year               275,807        $15.87       133,367        $9.39        122,897     $8.88
                                        ============                 ===========                ============

Information regarding options outstanding and exercisable at December 31, 2005 is as follows:

                                 Number      Weighted-Average
                Exercise     Outstanding and    Remaining
                  Price        Exercisable   Contractual Life
             -------------------------------------------------

                   $7.58            65,292         4.6
                  $10.61            38,795         7.5
                  $15.00             8,220         8.1
                  $18.00            27,500         9.2
                  $21.00           136,000         9.9
                             --------------
                                   275,807
                             ==============

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14.   Shareholders' Equity (Continued)

Stock Options and Warrants (Continued): At December 31, 2005, there were 138,073 shares available for grant under the Plans.

The Bank has adopted the disclosure-only provisions of FASB No. 123. The Bank accounts for its Plans in accordance with Accounting Principles Board Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for the Plan in 2005, 2004 or 2003. Compensation cost that would have been recognized using the fair value method pursuant to FASB No. 123, if the Bank had so elected, would have been approximately $1,117,000 in 2005, $68,000 in 2004 and $190,000 in 2003. The method of determining pro-forma compensation cost for 2005, 2004 and 2003 was based on certain assumptions, including the past trading ranges of the Bank's stock, volatility of 25%, expected option lives of 5 - 7 years, risk-free interest rate of 4%, and no expected payment of dividends.

In connection with the Company's initial stock offering in 1998, approximately 732,000 (as adjusted for stock dividends in 2003 and 2004) warrants were issued. These warrants have an exercise price of $7.58 per share and expire in 2008. During 2005, 2004 and 2003, 122,156, 25,586 and 47,675 warrants were exercised, respectively.


Note 15.   Other Related Party Transactions

A member of the Board of Directors is a principal of a commercial insurance agency that provides all the insurance coverage for the Company. The cost of the insurance was approximately $98,000 in 2005, $102,000 in 2004 and $81,000 in 2003. An insurance agency owned by another Board Member provides employee benefits (medical insurance, life insurance, and disability insurance). The cost of these employee benefits totaled $284,000 in 2005, $197,000 in 2004 and $151,000 in 2003.


Note 16.   Commitments and Contingencies

The Company has entered into employment contract with the President of the Company, which provides for continued payment of certain employment salaries and benefits in the event of a change in control, as defined.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of the Company's involvement in these particular classes of financial instruments. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 16.   Commitments and Contingencies (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2005 and 2004, commitments to extend credit amounted to approximately $101,815,000 and $70,418,000, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2005 and 2004, standby letters of credit with customers were $4,536,000 and $2,489,492, respectively.

The Company does not issue or hold derivative instruments with the exception of loan commitments and standby letters of credit. These instruments are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2005. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

In the normal course of business, there are outstanding various contingent liabilities such as claims and legal action, which are not reflected in the financial statements. In the opinion of management, no material losses are anticipated as a result of these actions or claims.


Note 17.   Fair Value of Financial Instruments

The Company discloses estimated fair values for its significant financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following fair value estimates, methods and assumptions were used to estimate the fair value of each class of significant financial instruments, for which it is practical to estimate that value:

Cash and Cash Equivalents: The carrying amount of cash and federal funds sold approximates fair value.

Investment Securities: The fair value of investment securities is based upon quoted market prices or dealer quotes.

Restricted Stock: The carrying value of restricted stock approximates fair value based on redemption provisions.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage and other consumer. Each loan category is further segmented into groups by fixed and adjustable rate interest terms and by performing and non-performing categories.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 17.   Fair Value of Financial Instruments (Continued)

Loans (Continued): The fair value of performing loans is typically calculated by discounting scheduled cash flows through their estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in each group of loans. The estimate of maturity is based on contractual maturities for loans within each group, or on the Company's historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic conditions.

Fair value for nonperforming loans is based on the discounted value of expected future cash flows, discounted using a rate commensurate with the risk associated with the likelihood of repayment and/or the fair value of collateral (if repayment of the loan is collateral dependent).

For all loans, assumptions regarding the characteristics and segregation of loans, maturities, credit risk, cash flows, and discount rates are judgmentally determined using specific borrower and other available information.

Accrued Interest Receivable and Payable: The fair value of interest receivable and payable is estimated to approximate the carrying amounts.

Deposits: The fair value of deposits with no stated maturity, such as demand deposits, checking accounts, savings and money market accounts, is equal to the carrying amount. The fair value of certificates of deposit is based on the discounted value of contractual cash flows, where the discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings: The fair value of borrowings is based on the discounted value of estimated cash flows. The discounted rate is estimated using the rates currently offered for similar advances.

Off-Balance Sheet Instruments: Since the majority of the Company's off-balance sheet instruments consist of non fee-producing, variable rate commitments, the Company has determined they do not have a distinguishable fair value.

The following table summarizes carrying amounts and fair values for financial instruments at December 31, 2005:

                                               Carrying Value    Fair Value
                                             --------------------------------
     Financial Assets:
       Cash and cash equivalents                $  4,380,036    $  4,380,036
       Investment securities                      24,428,785      24,345,929
       Restricted stock                            1,348,900       1,348,900
       Loans, net                                255,461,276     252,907,849
       Accrued interest receivable                 1,545,443       1,545,443

     Financial Liabilities:
       Demand deposits and savings deposits     $ 79,113,260    $ 79,113,260
       Time deposits                             152,943,048     154,935,630
       Borrowings                                 35,966,860      35,966,860
       Accrued interest payable                    1,073,713       1,073,713

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 17.   Fair Value of Financial Instruments (Continued)

The following table summarizes carrying amounts and fair values for financial instruments at December 31, 2004:

                                             Carrying Value    Fair Value
                                             ------------------------------
     Financial Assets:
       Cash and cash equivalents              $  1,801,788    $  1,801,788
       Investment securities                    24,590,434      24,583,542
       Restricted stock                          1,064,200       1,064,200
       Loans, net                              185,986,339     186,968,704
       Accrued interest receivable                 972,235         972,235

     Financial Liabilities:
       Demand deposits and savings deposits   $ 70,607,600    $ 70,607,600
       Time deposits                           108,977,411     108,745,773
       Borrowings                               20,378,726      20,378,726
       Accrued interest payable                    382,583         382,583


Note 18.   Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation.


Note 18.  Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation.

                                                         Three Months Ended
                                   ----------------------------------------------------------------
                                    December 31,    September 30,     June 30,        March 31,
                                   ----------------------------------------------------------------
 2005
 ----

 Interest income                       $ 5,098,380     $ 4,434,368     $ 4,106,809     $ 3,696,487
 Interest expense                        2,092,613       1,810,909       1,515,232       1,265,201
 Net interest income                     3,005,767       2,623,459       2,591,577       2,431,286
 Provision for loan losses                 374,000         298,005         276,023         232,134
 Income before income tax expense        1,624,981       1,481,502       1,499,565       1,218,017
 Income tax expense                        655,994         592,100         595,550         486,000
 Net income                                968,987         889,402         904,015         732,017

 Net income per common share:
   Basic                               $      0.42     $      0.39     $      0.40     $      0.33
   Diluted                             $      0.36     $      0.34     $      0.35     $      0.28

 2004
 ----

 Interest income                       $ 3,188,760     $ 2,980,350     $ 2,839,127     $ 2,757,551
 Interest expense                        1,030,003         954,159         861,999         899,972
 Net interest income                     2,158,757       2,026,191       1,977,128       1,857,579
 Provision for loan losses                 425,913         101,951         184,585         112,875
 Income before income tax expense        1,109,120       1,258,605       1,074,408       1,023,725
 Income tax expense                        434,600         490,000         419,100         400,400
 Net income                                674,520         768,605         655,308         623,325

 Net income per common share:
   Basic                               $      0.30     $      0.36     $      0.31     $      0.29
   Diluted                             $      0.23     $      0.31     $      0.26     $      0.25

                              CORPORATE INFORMATION

                               PARKE BANCORP, INC.
                                601 Delsea Drive
                      Washington Township, New Jersey 08080
                                 (856) 256-2500

                                                Board of Directors
    Celestino R. ("Chuck") Pennoni                  Fred Choate                        Daniel J. Dalton
  Chairman of the Board of Directors                 Director                              Director

                                        -----------------------------------

                                                     Officers

          Vito S. Pantilione                  Ernest D. Huggard, CPA                 David O. Middlebrook
            President and                    Senior Vice President and            Senior Vice President and
       Chief Executive Officer                Chief Financial Officer                Corporate Secretary

                                        -----------------------------------

            Local Counsel                                                            Independent Auditors
             Duane Morris                                                          McGladrey & Pullen, LLP
          One Liberty Place                                                         512 Township Line Road
        Philadelphia, PA 19103                                                   One Valley Square, Suite 250
                                                                                     Blue Bell, PA 19422

           Special Counsel                                                       Transfer Agent and Registrar
      Malizia Spidi & Fisch, PC                                                 Registrar and Transfer Company
      901 New York Avenue, N.W.                                                       10 Commerce Drive
            Suite 210 East                                                            Cranford, NJ 07016
        Washington, D.C. 20001


                                                   PARKE BANK

                                               Board of Directors

             Celestino R. ("Chuck") Pennoni                                  Vito S. Pantilione
           Chairman of the Board of Directors                 President, Chief Executive Officer and Director

                    Thomas Hedenberg                                          Arret F. Dobson
         Vice Chairman of the Board of Directors                                  Director

                    Daniel J. Dalton                                         Edward Infantolino
                        Director                                                  Director

                   Anthony J. Jannetti                                       Jeffrey H. Kripitz
                        Director                                                  Director

                    Richard Phalines                                       Jack C. Sheppard, Jr.
                        Director                                                  Director

                      Ray H. Tresch                                            Fred G. Choate
                        Director                                                  Director

                                   Victor Fabietti, CPA/Special Consultant to
                                             the Board of Directors

                                                    Officers

                   Vito S. Pantilione                                      Ernest D. Huggard, CPA
          President and Chief Executive Officer              Senior Vice President and Chief Financial Officer

                  David O. Middlebrook                                     Elizabeth A. Milavsky
              Senior Vice President, Senior                              Senior Vice President and
            Loan Officer, Corporate Secretary                              Systems/Retail Officer

                    Paul E. Palmieri                                           James Talerico
              Senior Vice President of the                                     Vice President
                   Philadelphia Region
                                                                                Milton Witte
                     John J. Murphy                                            Vice President
                        Treasurer
                                                                            Dolores M. Calvello
                    Allen M. Bachman                                      Assistant Vice President
                Assistant Vice President
                                                                            Kathleen A. Conover
                      Mary Ann Seal                                       Assistant Vice President
                Assistant Vice President
                                                                                Mark Prater
                                                                          Assistant Vice President


                                                  BRANCH OFFICES

           Northfield Office                         Main Office                      Kennedy Office
            501 Tilton Road                      601 Delsea Drive                   567 Egg Harbor Road
         Northfield, NJ 08225              Washington Township, NJ 08080        Washington Township, NJ 08080
            (609) 646-6677                        (856) 256-2500                        (856) 582-6900

                                        -----------------------------------


                                              Loan Production Office
                                                1610 Spruce Street
                                              Philadelphia, PA 19103
                                                  (215) 772-1113

                                        -----------------------------------

              PARKE BANK                       PARKE CAPITAL MARKETS                PARKE CAPITAL TRUST I
           601 Delsea Drive                      601 Delsea Drive                   PARKE CAPITAL TRUST II
    Washington Township, NJ 08080          Washington Township, NJ 08080               601 Delsea Drive
            (856) 256-2500                        (856) 256-2500                Washington Township, NJ 08080
                                                                                        (856) 256-2500
