Form 10-K, Exhibit 13
period 2006-12-31
PARKE BANCORP, INC.
filed 2007-04-02
CIK 1315399

PARKE BANCORP, INC.

                               2006 ANNUAL REPORT

                               PARKE BANCORP, INC.
                               2006 ANNUAL REPORT

                                TABLE OF CONTENTS

                                                                            Page

Section One
Letter to Shareholders.........................................................1

Selected Financial Data........................................................3

Management's Discussion and Analysis of
     Financial Condition and Results of Operations.............................4

Market Prices and Dividends...................................................16

Section Two
Report of Independent Registered Public Accounting Firm........................1

Consolidated Financial Statements..............................................2

Notes to Consolidated Financial Statements.....................................9

Corporate Information.........................................................32

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

                      [LETTERHEAD OF PARKE BANCORP, INC.]

To Our Shareholders:

2006 was another record year of growth and profit for Parke Bancorp. The year was pivotal in many ways including the opening of our first full service branch in Philadelphia. There also were many new hurdles that faced the banking industry; such as continued Federal Reserve increases in interest rates, the continued compression of the net interest margin and the dramatic decline of the real estate market. The commitment of our Board of Directors, management team and employees was evident in facing these challenges by continuing to focus on our business plan. This dedication resulted in over a 32% increase in net income to $4.6 million, or $1.40 per share, and asset growth of 21% to $360 million. Parke Bancorp's return on assets and return on equity grew to 1.41% and 15.68% respectively for the full year ended December 31, 2006. The continued strong growth of our bank provided the opportunity to enhance shareholder value by issuing a $.20 per share cash dividend in 2006.

The opening of our full service branch in Philadelphia helped support deposit growth for the bank of $58 million, a 25% increase from a year earlier. Paul Palmieri is a Senior Vice President and is responsible for our Philadelphia division. Paul has done a great job growing our loans and deposits in the Philadelphia area and continues to focus on developing new business relationships in the community. Parke Bancorp's deposit base expansion helped fund the growth in our loan portfolio, which grew by 20% to $310 million. The growth in our real estate loan portfolio was particularly noteworthy considering the nationwide decline in real estate development. David Middlebrook, Senior Vice President and Senior Loan Officer, is credited with the success in the sustained quality and growth of our loan portfolio. The continued growth reflects the expertise and experience of our loan officers and loan administration personnel. Construction lending has been and continues to be an important part of Parke Bancorp's business plan. Although new construction lending slowed in 2006, construction loan repayments remained strong. We continue to carefully monitor the real estate markets in our lending area and pursue opportunities that match our lending expertise.

Our primary commitment continues to be quality customer service, making a "Return to Better Banking" more than a bi-line, it is our bank's promise to our customers. Betty Milavsky, a Senior Vice President, continues to focus on innovative technology and bank products that provide our customers with "one stop" banking. Betty is spearheading new internet products that will be introduced in 2007, including on-line bill paying and remote check capturing services. Today's technology provides our customers with the same banking conveniences of the nation's largest banks, combined with "hometown" quality personal service.

We are proud to have a new member on our Senior Management team, Robert Kuehl, our Senior Vice President and Chief Financial Officer. Parke Bancorp is very fortunate to have someone with Bob's qualifications and experience join our organization. He has extensive experience and expertise in all facets of finance and accounting, in addition to bank acquisition and SEC expertise at a money center bank, larger regional bank and various community banks. The addition of Bob to Parke Bancorp further supports management's ability to face upcoming regulatory and market challenges while taking advantage of opportunities that will become available as our bank continues to grow.

The continued turmoil in the Mideast, oil price volatility, increased regulatory requirements and other geopolitical uncertainties combine to make forecasting the economic future of our country and specifically our markets difficult. There are indications, according to area pundits, that the real estate market may have "bottomed out" within our regional market, which could be good news for our local economy. There are also conflicting indicators on the direction of interest rates. It appears that recent inflation news may redirect the Federal Reserve's previous indication of lowering interest rates. There continues to be increased competition from banking and non-banking sources, including unfair advantages enjoyed by credit unions. While these challenges are daunting, we are confident that the talent and commitment of our directors, management and staff, combined with the strong locations of our branch network will enable Parke Bancorp to face the volatility and uncertainty of the market place.

Our ongoing commitment to, and focus on, our business plan will assist us in meeting these challenges and sustain our growth while providing the best banking services and products in the Delaware Valley area, as we continue to enhance shareholder value.

/S/ C.R. Chuck Pennoni             /s/ Vito S. Pantilione

C.R. "Chuck" Pennoni               Vito S. Pantilione
Chairman                           President and Chief Executive Officer

                            SELECTED FINANCIAL DATA
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                At or for the Year Ended December 31,
                                        --------------------------------------------------------
                                         2006         2005        2004       2003         2002
                                         ----         ----        ----       ----         ----
BALANCE SHEET DATA:
Assets.............................     $359,997    $297,810    $224,339    $174,004    $130,903
Loans Receivable, Net..............     $306,044    $255,461    $185,986    $144,078    $ 93,762
Securities--Available for Sale.....     $ 24,530    $ 22,023    $ 24,043    $ 14,323    $ 22,903
Securities--Held to Maturity.......     $  2,431    $  2,406    $    548    $    779    $    250
Cash and Cash Equivalents..........     $ 11,261    $  4,380    $  1,802    $  4,267    $  7,540
Deposits...........................     $289,929    $232,056    $179,585    $142,447    $107,548
Borrowings ........................     $ 34,851    $ 35,967    $ 20,379    $ 10,340    $  4,949
Stockholders' Equity...............     $ 30,709    $ 27,193    $ 22,829    $ 19,993    $ 17,628

OPERATIONS DATA:
Interest Income......................   $ 25,475    $ 17,336    $ 11,766    $  9,444    $  6,612
Interest Expense ....................     12,022       6,684       3,746       3,182       2,960
                                        --------    --------    --------    --------    --------
Net Interest Income .................     13,453      10,652       8,020       6,263       3,651
Provision for Loan Losses ...........        940       1,180         825         923         298
                                        --------    --------    --------    --------    --------
Net Interest Income after ...........
   Provision for Loan Losses ........     12,513       9,472       7,194       5,340       3,153
Non-Interest Income .................        857         896         861         799         488
Non-Interest Expense ................      5,827       4,544       3,589       2,837       2,079
                                        --------    --------    --------    --------    --------
Income Before Income Taxes ..........      7,543       5,824       4,466       3,282       1,562
Income Tax Expense ..................      2,919       2,330       1,744       1,279         620
                                        --------    --------    --------    --------    --------
Net Income...........................   $  4,624    $  3,494    $  2,722    $  2,002    $    942
                                        ========    ========    ========    ========    ========

SELECTED FINANCIAL RATIOS:
Equity to Assets ....................       8.54%      10.96%      10.77%      12.27%      10.49%
Book Value/Common Share..............   $  10.65    $   9.79    $   8.75    $   7.77    $   7.06
Cash Dividends declared per Share....   $    .20    $   --      $   --      $   --      $   --
Basic Income per Common Share........   $   1.64    $   1.30    $   1.05    $    .80    $    .66
Diluted Income per Common Share......   $   1.40    $   1.10    $    .87    $    .71    $    .65
Return on Average Assets ............       1.41%       1.35%       1.45%       1.33%       0.94%
Return on Average Equity ............      15.68%      13.91%      13.24%      10.72%       7.20%
Net Interest Margin .................       4.25%       4.33%       4.58%       4.40%       3.84%
Non-Interest Expense/Average
   Assets ...........................       1.77%       1.76%       1.91%       1.88%       2.07%
Non-Interest Income/Average
   Assets ...........................       0.26%       0.35%       0.46%       0.52%       0.49%
Non-Performing Loans/Loans(1) .......        .30%        .77%       0.17%       0.54%       1.13%
Allowance for Loan
   Losses/Loans(1) ..................       1.45%       1.38%       1.39%       1.54%       1.40%
Dividend Payout Patio ...............      12.20%         --          --          --          --

__________
(1) Total loans before allowance for loan losses

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

FORWARD LOOKING STATEMENTS

     The Company may from time to time make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission (including the Proxy Statement and the Annual Report on Form 10-K, including the exhibits), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company.

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

     The Company recorded net income of $4.6 million, or $1.40 per diluted share, $3.5 million, or $1.10 per diluted share, and $2.7 million, or $0.87 per diluted share, for 2006, 2005 and 2004, respectively, Pre-tax earnings amounted to $7.5 million for 2006, $5.8 million for 2005 and $4.5 million for 2004.

     Total assets of $360.0 million at December 31, 2006 increased by $61.2 million, or 20.8%, reflecting continued strong loan growth for the Company. Total loans increased by $51.5 million, or 19.9%, and investment securities grew by $2.5 million, or 10.4%, during the past year. This strong asset growth was funded primarily by deposit growth of $57.9 million, or 24.9% as borrowings declined slightly during 2006. The Company continues to expand its balance sheet primarily through the generation of loan growth through its effective development of new and existing business relationships.

Total capital increased $3.5 million, or 12.9%, during the past year and the first cash dividend was paid out by the Company with a special one-time payment of $0.20 per share in December of 2006.

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

                                                                              FOR THE YEAR ENDED
                                              ----------------------------------------------------------------------------------
                                                  DECEMBER 31, 2006           DECEMBER 31, 2005          DECEMBER 31, 2004
                                              -------------------------   ---------------------------  -------------------------
                                              AVERAGE   INCOME/  YIELD/   AVERAGE    INCOME/   YIELD/  AVERAGE   INCOME/  YIELD/
                   (DOLLARS IN THOUSANDS)     BALANCE   EXPENSE   RATE    BALANCE    EXPENSE   RATE    BALANCE   EXPENSE   RATE
                                              -------   -------   ----    -------    -------   ----    -------   -------   ----
ASSETS:

Loans (net of deferred costs/fees)(1)........ $286,691  $23,992   8.4%    $219,217   $16,108   7.3%   $154,764  $10,978   7.1%
Investment securities........................   26,774    1,341   5.0%      24,276     1,159   4.8%     17,219      750   4.4%
Federal funds sold...........................    2,856      142   5.0%       2,107        69   3.3%      3,044       38   1.3%
                                              --------  -------           --------   -------          --------  -------
     Total interest-earning assets...........  316,321  $25,475   8.1%     245,600   $17,336   7.1%    175,027  $11,766   6.7%
                                              ========  =======           ========   =======          ========  =======

Allowance for loan losses....................   (4,051)                     (3,009)                     (2,280)
Other assets.................................   16,267                      15,322                      14,802
                                              --------                    --------                    --------
     Total assets............................ $328,537                    $257,913                    $187,549
                                              ========                    ========                    ========

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing deposits:
   Regular savings deposits.................. $ 28,991  $ 1,012   3.5%    $ 29,200   $   797   2.7%   $ 22,160  $   464   2.1%
   NOW & money market savings................   26,568      751   2.8%      23,729       416   1.8%     28,511      477   1.7%
   Time deposits.............................  188,040    8,469   4.5%     138,587     4,599   3.3%     91,104    2,584   2.8%
                                              --------  -------           --------   -------          --------  -------
     Total interest-bearing deposits.........  243,599   10,232   4.2%     191,516     5,812   3.0%    141,775    3,525   2.5%

Borrowed funds...............................   34,321    1,790   5.2%      22,376       872   3.9%     10,272      221   2.2%
                                              --------  -------           --------   -------          --------  -------
     Total interest-bearing liabilities......  277,920  $12,022   4.3%     213,892   $ 6,684   3.1%    152,047  $ 3,746   2.5%
                                                        =======                      =======                    =======
Non-interest-bearing demand deposits.........   18,174                      16,946                      13,422

Other liabilities............................    2,957                       1,948                       1,520

Stockholders' equity.........................   29,486                      25,127                      20,559
                                              --------                    --------                    --------
     Total liabilities and
     stockholders' equity.................... $328,537                    $257,913                    $187,549
                                              ========                    ========                    ========

Interest rate spread (average yield
   less average rate)........................                     3.8%                         4.0%                       4.2%
Net interest income (interest income
   less interest expense)....................           $13,453                      $10,652                    $ 8,020
                                                        =======                      =======                    =======
Net interest margin (net interest income/
   average interest-earning assets)..........                     4.3%                         4.3%                       4.6%

________________
(1) Non-accrual loans and loan fees, which are not material, are included in the calculation of average balances.

RETURN ON EQUITY AND ASSETS

                                                               DECEMBER 31,
                                                       ---------------------------
                                                        2006       2005       2004
                                                       ------     ------     -----
Return on average assets ......................         1.41%      1.35%      1.45%
Return on average equity ......................        15.68%     13.91%     13.24%
Dividend payout ratio .........................        12.2%       0          0
Average equity to average assets ratio ........         8.97%      9.74%     10.96%

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

                                                           YEAR'S ENDED DECEMBER 31,
                                 -------------------------------------------------------------------------------
                                           2006 VS. 2005                              2005 VS. 2004
                                     VARIANCE DUE TO CHANGES IN                VARIANCE DUE TO CHANGES IN
                                 ------------------------------------      -------------------------------------
                                                               NET                                       NET
                                 AVERAGE       AVERAGE      INCREASE/      AVERAGE       AVERAGE      INCREASE/
                                 VOLUME          RATE      (DECREASE)      VOLUME          RATE       (DECREASE)
                                 ------          ----      ----------      ------          ----       ----------
Interest Income:
   Loans (net of deferred
     costs/fees)............  $ 4,957,960    $ 2,926,537   $ 7,884,497  $ 4,576,187    $   554,203   $ 5,130,390
   Investment securities....      119,245         62,843       182,088      310,506         98,651       409,157
   Federal funds sold.......       24,494         48,352        72,846      (12,182)        42,891        30,709
                              -----------    -----------   -----------  -----------    -----------   -----------

Total interest income.......    5,101,699      3,037,732     8,139,431    4,874,512        695,744     5,570,256
                              -----------    -----------   -----------  -----------    -----------   -----------
Interest Expense:
   Deposits.................    1,580,733      2,838,798     4,419,530    1,243,516      1,044,265     2,287,781
   Borrowed funds...........      465,230        453,813       919,044      266,290        383,751       650,041
                              -----------    -----------   -----------  -----------    -----------   -----------

Total interest expense......    2,045,963      3,292,611     5,338,574    1,509,806      1,428,016     2,937,822
                              -----------    -----------   -----------  -----------    -----------   -----------

Net interest income.........  $ 3,055,736    $  (254,879)  $ 2,800,857  $ 3,364,706    $  (732,272)  $ 2,632,434
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

OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

     NET INTEREST INCOME/MARGINS. The Company's primary source of earnings is net interest income, which is the difference between income earned on interest-earning assets, such as loans and investment securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowings, The level of net interest income is determined primarily by the average level of balances ("volume") and the market rates associated with the interest-earning assets and interest-bearing liabilities.

     Net interest income amounted to $13.5 million for 2006, which represented an increase of $2.8 million, or 26.3%, above the level of $10.7 million in 2005. The 2005 results reflected an increase of $2.6 million, or 32.8%, above the level of $8.0 million in 2004. The increases for both years were mainly related to the growth in average interest-earning assets, primarily loans.

     Interest income in 2006, which amounted to $25.5 million, increased by $8.1 million, or 47.0%, due to an increase in average interest-earning assets of $70.7 million year-over-year coupled with an increase in the level of market interest rates during 2006. Average loans, which represented the largest component of the change in average interest-earning assets, increased by $67.4 million, or 30.8%, during 2006 and increased by $64.5 million, or 41.7%, during 2005. Interest expense for 2006 amounted to $12.0 million and increased $5.3 million, or 79.9%, resulting from increased average interest-bearing liabilities of $64.0 million year-over-year coupled with an increase in the interest rates paid for both deposits and borrowed funds and a greater concentration of higher cost time deposits within the retail deposit base. Average interest-bearing deposits amounted to $243.6 million in 2006 and increased by $52.1 million, or 27.2%, from the average in 2005 of $191.5 million. The change in average interest-bearing deposits in 2005 amounted to $49.7 million, which resulted in an increase of 35.1% from the average in 2004.

     The key performance measure for net interest income is the "net interest margin", which represents net interest income divided by interest-earning assets. The Company's net interest income is affected by loan and deposit pricing, the mix of earning assets and deposit products and the impact of market interest rates on borrowings. The net interest margin was 4.25% for 2006, as compared to 4.34% for 2005 and 4.60% for 2004. During 2006, the yield on interest-earning assets increased 100 basis points to 8.1%, while the rates paid for interest-bearing liabilities increased by 120 basis points to 4.3%. During 2005, the yield on average interest-earning assets increased to 7.1% from 6.7% in 2004, while the cost of interest-bearing liabilities increased by 60 basis points to 3.1% from 2.5%.

     The provision for loan losses is a charge to earnings in the current year to maintain an allowance at a level management has determined to be adequate based upon the risk of the loan portfolio, current charge-off experience and other factors related to credit quality. The provision for loan losses amounted to $940,000, $1.2 million and $825,000 for 2006, 2005 and 2004, respectively.
Loan charge-offs amounted to $2,500 for 2006 and reflected a decline from $227,000 in 2005 and $461,000 in 2004.

     NONINTEREST INCOME. Noninterest income is principally derived from fee income from loan services, service fees on deposits, BOLI (Bank-Owned Life Insurance) income and gains/losses on the sale of investment securities.
Noninterest income was $856,644 in 2006 as compared to $896,367 in 2005 and $860,986 in 2004.

     Service charges on deposit accounts, which amounted to $146,209 in 2006, declined $38,516, or 20.9%, from $184,725 in 2005. Service charges on deposit accounts amounted to $243,501 in 2004. The decline in 2006 was primarily attributed to the loss of a large commercial lockbox customer.

     Other fee income of $710,435 in 2006 declined slightly from $720,882 in 2005 and increased from $609,596 in 2004. This decline was mainly attributable to a reduction of $14,285 in BOLI income which amounted to $172,211 in 2006, due to the surrender of a life insurance policy. The major component of other income is loan fees, which consist of "exit fees" that are charged on construction loans if the builder sells the property prior to the completion of the construction project. Exit fees are intended to discourage construction borrowers from starting projects and "flipping out" of the project or selling before it is completed.

     There were no gains or losses on the sale of securities during 2006, while the sale of securities amounted to a loss of $9,240 in 2005 and a gain of $7,889 in 2004.

     NONINTEREST EXPENSE. Noninterest expense of $5.8 million reflected an increase of $1.3 million, or 28.2%, above the level of $4.5 million in 2005. The year over year change was comprised of increases in compensation and benefits, occupancy and other operating expenses, which were primarily related to the continued growth of the Company. Noninterest expense for 2004 amounted to $3.6 million.

     Compensation and benefits expense for 2006 of $2.8 million increased $686,912, or 32.9%, during 2006 and $518,030, or 33.1%, during 2004. This increase was comprised of higher benefits expense, routine salary increases coupled with increased staffing associated with the opening of a new branch in center city Philadelphia in 2006 and a new loan production office in Millville, New Jersey. Occupancy, equipment and data processing expense amounted to $1.1 million in 2006 versus $960,059 in 2005 and $957,588 in 2004. The resulting $125,643 year over year increase was primarily related to incremental occupancy costs associated with the new branch facility and loan production office and increased costs for data processing related to pricing and higher activity levels.

     Professional services amounted to $680,750, $738,307 and $290,226 in 2006, 2005 and 2004, respectively. The decline during 2006 was mainly due to the absence of the holding company reorganization expenses, which occurred in 2005. The nonrecurring holding company reorganization expenses in 2005 coupled with additional legal expenses contributed to the increase in professional services expense above 2004's level.

     Other operating expense of $1.0 million increased $554,732 during 2006. The increase was comprised of office supplies, shareholder expenses, and travel and entertainment, which were all related to the Company's expansion and growth. In addition an accrual for the anticipated settlement of litigation and a normalized level of loan servicing costs relative to 2005 accounted for the balance of the increase. The litigation accrual related to loans participated with other banks in previous years that were subsequently impaired and resulted in loan charge-offs. Other operating expense of $473,244 in 2005 declined from $599,116 in 2004 primarily due mainly to a decline in loan servicing costs from the previous year.

     INCOME TAXES. Income tax expense amounted to $2.9 million, $2.3 million and $1.7 million for 2006, 2005 and 2004, respectively, resulting in effective tax rates of 38.7%, 40.0% and 39.1% for the respective years.

FINANCIAL CONDITION AT DECEMBER 31, 2006 AND DECEMBER 31, 2005

     Total assets at December 31, 2006 amounted to $360.0 million, compared to $297.8 million at December 31, 2005, resulting in an increase of $62.2 million, or 20.9%. This increase was driven primarily by loan growth as the Company continued to expand through business development of new and existing business relationships.

     Total loans at December 31, 2006 were $310.6 million, which represented an increase of $51.5 million, or 19.9% above the level of $259.0 million at December 31, 2005. Growth occurred in all loan categories with commercial loan growth of $45.9 million, or 19.5 %, representing the majority of the loan growth for 2006. Investment securities amounted to $26.5 million at December 31, 2006 versus $24.4 million at December 31, 2005. The allowance for loan losses amounted to $4.5 million at December 31, 2006 compared to $3.6 million at December 31, 2005. The year over year increase of $937,192 primarily corresponded to the loan growth in 2006.

     At December 31, 2006, total deposits amounted to $289.9 million, resulting in deposit growth of $57.9 million, or 24.9% from the December 31, 2005 level of $232.1 million. All deposit categories experienced growth in 2006 except savings accounts and there was a greater concentration of time deposits due to attractive rates paid on certificates of deposit.

     Borrowings, which included Federal Home Loan Bank Advances, repurchase agreements and subordinated debentures amounted to $34.9 million at December 31, 2006 and declined slightly from $36.0 million at December 31, 2005.

     Shareholders' equity was $30.7 million at December 31, 2006 an increase of $3.5 million, or 12.9%, from $27.2 million at December 31, 2005. Earnings of $4.6 million and the exercise of warrants and stock options accounted for the increase and were partially offset by the purchase of treasury stock and investment portfolio losses included in other comprehensive income.

LOAN QUALITY

     The Company attempts manage to the risk characteristics of its loan portfolio through various control processes, such as credit evaluation of borrowers, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances. However, the Company seeks to rely primarily on the cash flow of its borrowers as the principal source of repayment. Although credit policies are designed to minimize risk, management recognizes that loan losses will occur and the amount of these losses will fluctuate depending on the risk characteristics of the loan portfolio as well as general and regional economic conditions.

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

     The Company had approximately $788,000 in non-accruing loans at December 31, 2006 as compared to $1.9 million at December 31, 2005 and $241,000 at December 31, 2004. The decline in non-accruing loans was mainly attributable to two large loans no longer being carried as loans on the Company's balance sheet but rather as Real-Estate Owned (REO). This change in balance sheet classification was the result of the foreclosure in 2006 of these two large delinquent loans from the previous year and the Bank ultimately owning the collateral associated with these two loans, which is currently valued at $1.7 million. Nonperforming loans, expressed as a percentage of total loans, declined to 0.3% at December 31, 2006, compared to 0.8% at December 31, 2005 and 0.1% at December 31, 2004.

     The provision for loan losses is a charge to earnings in the current year to maintain an allowance at a level management has determined to be adequate based upon the factors noted above. The provision for loan losses amounted to $940,000, $1.2 million and $825,000 for 2006, 2005 and 2004, respectively. Loan charge-offs amounted to $2,500 for 2006 and reflected a decline from $227,000 in 2005 and $461,000 in 2004.

     At December 31, 2006, the allowance for loan losses was $4.5 million, compared to $3.6 million at December 31, 2005 and $2.6 million at December 31, 2004, which represents an increase of $937,000, or 26.2%, during 2006 and a net increase of $953,000, or 36.4%, during 2005. The growth in the allowance was primarily driven by the growth in the loan portfolio.

     The following table summarizes the allowance activities:

                                                                 YEARS ENDED DECEMBER 31,
                                                     -------------------------------------------------
                                                          2006             2005               2004
                                                     -------------     -------------     -------------

Allowance for loan losses, beginning of year .....   $   3,573,812     $   2,620,651     $   2,256,070
Loans charged off ................................          (2,500)         (227,001)         (460,743)
Recoveries .......................................              --                --                --
Provision for loan losses ........................         939,692         1,180,162           825,324
                                                     -------------     -------------     -------------
Allowance for loan losses, end of year ...........   $   4,511,004     $   3,573,812     $   2,620,651
                                                     =============     =============     =============
Loans (net of deferred costs/fees)
   period-end balance ............................   $ 310,555,306     $ 259,035,088     $ 188,606,990
                                                     =============     =============     =============
Allowance as percentage of period-end loan balance            1.45%             1.38%             1.39%
                                                     =============     =============     =============

     Management's judgment as to the level of losses on existing loans is based upon its internal review of the loan portfolio, including an analysis of the borrowers' current financial position, the consideration of current and anticipated economic conditions and their potential effects on specific borrowers. In determining the collectability of certain loans, management also considers the fair value of any underlying collateral. There can be no assurances that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance will not be required. In addition a separate analysis of the loan loss reserve is conducted quarterly by an independent third party vendor.

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

     Our management and the Board of Directors oversee the asset/liability management function through the asset/liability committee of the Board and meeting periodically to monitor and manage the statement of financial condition, control interest rate exposure, and evaluate our pricing strategies. The asset mix of the statement of financial condition is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

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

     RATE SENSITIVITY ANALYSIS. The interest rate sensitivity position as of December 31, 2006 is presented in the table below. Assets and liabilities are scheduled based on maturity or re-pricing data except for mortgage loans and mortgage-backed securities that are based on prevailing prepayment assumptions and core deposits which are based on core deposits exhibiting general stability and being spread fairly evenly over a seven year time horizon. The difference between rate-sensitive assets and rate-sensitive liabilities or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2006, our interest sensitive assets exceeded interest sensitive liabilities within a one year period by $3.9 million, or 0.19% of total assets.

                                                        AS OF DECEMBER 31, 2006
                               ---------------------------------------------------------------------------
                                              OVER 3
                                              MONTHS     OVER 1 YEAR  OVER 3 YEARS   OVER 5 YEARS
                               3 MONTHS       THROUGH      THROUGH      THROUGH         THROUGH
                               OR LESS       12 MONTHS     3 YEARS      5 YEARS        30 YEARS     TOTAL
                               -------       ---------     -------      -------        --------     -----
                                                             (Dollars in thousands)
Interest-earning assets:
   Loans ..................   $ 152,937    $  22,257     $  68,110     $  61,494    $   5,757    $ 310,555
   Investment securities ..       5,402        3,081         8,110         2,654        7,714       26,961
   Federal funds sold .....       5,077           --            --            --           --        5,077
                              ---------    ---------     ---------     ---------    ---------    ---------
   Total interest-earning
     assets ...............   $ 163,416    $  25,338     $  76,220     $  64,148    $  13,471    $ 342,593
                              =========    =========     =========     =========    =========    =========
Interest-bearing
   liabilities:
   Regular savings
     deposits(1) ..........   $   7,201    $   7,995     $  21,307     $   4,434    $   4,434    $  45,371
   NOW & money market
     savings deposits .....       1,426        1,326         3,542         1,770        1,770        9,834
   Time deposits ..........      42,534      117,248        43,214        13,440           --      216,436
   Borrowed funds .........       2,928        4,204         9,520        17,507          692       34,851
                              ---------    ---------     ---------     ---------    ---------    ---------
   Total interest-bearing
     liabilities ..........   $  54,089    $ 130,773     $  77,583     $  37,151    $   6,896    $ 306,492
                              =========    =========     =========     =========    =========    =========

Interest rate sensitive gap   $ 109,327    $(105,435)    $  (1,363)    $  26,997    $   6,575    $  36,101

Cumulative interest rate
   gap ....................   $ 109,327    $   3,892     $   2,529     $  29,526    $  36,101    $      --

Ratio of rate sensitive
   assets to
   rate-sensitive
   liabilities ............        3.02%        0.19%         0.98%         1.73%        1.95%        1.12%

     Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity addresses the Company's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund current and planned expenditures. Liquidity is derived from increased repayment and income from earning-assets. Our loan to deposit ratio was 107.1%, 111.6% and 105.0% at December 31, 2006, December 31, 2005 and December 31, 2004, respectively. Funds received from new and existing depositors provided a large source of liquidity during 2006 and 2005. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support local growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit. To the extent that retail deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds market. Longer term funding requirements can be obtained through advances from the Federal Home Loan Bank ("FHLB"). As of December 31, 2006, the Bank maintained lines of credit with the FHLB totaling $35.5 million, of which $24.4 million was outstanding at December 31,2006.

     As of December 31, 2006, the Bank's investment securities portfolio included $10.1 million of mortgage-backed securities that provide significant cash flow each month. The majority of the investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank's residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Presently the mortgage portfolio is pledged to the FHLB as collateral. Management is not aware of any known trends, demands, commitments or uncertainties that are reasonably likely to result in material changes in liquidity.

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

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2006, 2005 and 2004, commitments to extend credit amounted to approximately $117.3 million, $101.8 million and $70.4 million, respectively.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2006, 2005 and 2004, standby letters of credit with customers were $7.2 million, $4.5 million and $2.5 million, respectively.

     The Bank does not issue or hold derivative instruments with the exception of loan commitments and standby letters of credit. These instruments are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2006. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and notes presented elsewhere in this Annual Report have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, nearly all of our assets are monetary in nature. As a result, market interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2006, the FASB issued Interpretation ("FIN") No.48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the adoption of this interpretation will have a material impact on its financial position, results of operation and cash flows.

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements.

     In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS No.158"). This Statement requires an employer to recognize the overfunded or underfunded status of a defined postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires measurement of the funded status of a plan as of the date of the fiscal year-end statement of financial position. Requirements for the recognition of the funded status of a defined postretirement plan and to provide the required disclosures were effective for the Company as of December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the fiscal year-end financial statements is effective for fiscal years ending after December 15, 2008. The Company's adoption of the recognition and disclosure requirements as of December 31, 2006 did not have a material impact on its financial position, results of operation and cash flows.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 ("SFAS No. 159" or "Standard"). SFAS No. 159 provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. The Standard also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards. The Standard is effective for the Company on January 1, 2008. Early adoption is permitted under certain conditions. The Company is currently evaluating the impact of SFAS No. 159 on its financial statements.

                             STOCK PERFORMANCE GRAPH

     Set forth below is a performance graph for the Common Stock for the five fiscal years ended December 31, 2006. The performance graph compares the cumulative total return on the Company's Common Stock with (i) the cumulative total return on stocks listed on the Nasdaq Capital Market, and (ii) the cumulative total return of Nasdaq Stocks- Commercial Banks (banks with the same SIC code as the Company) listed on the Nasdaq Capital Market. Comparisons assume the investment of $100 as of November 21, 2002, the date the Company's common stock became listed for quotation on Nasdaq. The respective cumulative total returns are computed with the reinvestment of dividends at the frequency with which dividends, if applicable, were paid during the period.

     There can be no assurance that the Company's future stock performance will be the same or similar to the historical stock performance shown in the graph below. The Company neither makes nor endorses any predictions as to stock price performance. The Stock Price Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed "filed" under such Acts.

                   PARKE BANCORP INC STOCK PRICE PERFORMANCE

      [Line graph shown here with the plot points as shown in table below]




                            NOV-02       DEC-02       DEC-03        DEC-04        DEC-05        DEC-06
                            ------       ------       ------        ------        ------        ------
 PARKE BANCORP              100.0         94.4         155.5         209.0         222.4        233.0
 NASDAQ COMPOSITE           100.0         90.4         136.2         148.7         151.9        167.6
 NASDAQ BANK                100.0         99.7         132.6         150.7         147.8        168.2


                           MARKET PRICES AND DIVIDENDS

GENERAL

     The Company's or the Bank's common stock has been traded in the over the counter market and listed on the Nasdaq Capital Market under the trading symbol of "PKBK" since it commenced trading upon completion of the Bank's public offering on November 26, 2002. The following table reflects high and low sales prices as reported on www.nasdaq.com during each quarter of the last two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. Prices reflect a 20% stock dividend paid in April 2006.

                   2005                     HIGH                      LOW
-----------------------------------  ---------------------  --------------------
1st Quarter                                $16.17                   $13.88
2nd Quarter                                $14.04                   $12.42
3rd Quarter                                $16.66                   $12.71
4th Quarter                                $18.09                   $15.00

                   2006                     HIGH                      LOW
-----------------------------------  ---------------------  --------------------
1st Quarter                                $24.10                   $16.00
2nd Quarter                                $24.98                   $19.55
3rd Quarter                                $20.82                   $17.30
4th Quarter                                $19.59                   $16.59

     The number of stockholders of record of common stock as of March 22, 2007, was approximately 410. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 22, 2007, there were 2,873,860 shares of our common stock outstanding. The Company paid a one-time special cash dividend of $0.20 per share on December 22, 2006 to shareholders of record on December 12, 2006.

     Holders of the Company's common stock are entitled to receive dividends when, and if declared by the Board of Directors of out of funds legally available therefor. The timing and amount of future dividends will be within the discretion of the Board of Directors and will depend on the consolidated earnings, financial condition, liquidity, and capital requirements of the Company and its subsidiaries, applicable governmental regulations and policies, and other factors deemed relevant by the Board. The Company paid a one-time special cash dividend of $0.20 per share on December 22, 2006 to shareholders of record on December 12, 2006.

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

McGLADREY & PULLEN
Certified Public Accountants


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Directors and Shareholders
Parke Bancorp, Inc.
Sewell, New Jersey


We have audited the consolidated balance sheets of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ending December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," effective January 1, 2006 and Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and other Postretirement Plans" in 2006.

/s/ McGladrey & Pullen

Blue Bell, Pennsylvania
March 28, 2007

PARKE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

                                                                 2006             2005
------------------------------------------------------------------------------------------
ASSETS

Cash and due from banks                                     $   6,183,916    $   4,377,196
Federal funds sold                                              5,076,895            2,840
                                                            ------------------------------
    CASH AND CASH EQUIVALENTS                                  11,260,811        4,380,036
                                                            ------------------------------

Investment securities available for sale, at market value      24,530,067       22,022,944
Investment securities held to maturity, at amortized cost
(market value 2006 - $2,425,629; 2005 - $2,322,985)             2,430,958        2,405,841
                                                            ------------------------------
    TOTAL INVESTMENT SECURITIES                                26,961,025       24,428,785
                                                            ------------------------------


Restricted stock, at cost                                       1,492,800        1,348,900

Loans                                                         310,555,306      259,035,088
Less:  allowance for loan losses                               (4,511,004)      (3,573,812)
                                                            ------------------------------
    TOTAL NET LOANS                                           306,044,302      255,461,276
                                                            ------------------------------

Bank premises and equipment, net                                3,431,794        3,079,876
Accrued interest receivable and other assets                   10,806,039        9,111,571
                                                            ------------------------------
                                                            $ 359,996,771    $ 297,810,444
                                                            ==============================
(Continued)

PARKE BANCORP, INC. AND SUBSIDIARIES

DECEMBER 31, 2006 AND 2005

                                                                                2006             2005
----------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
  Deposits
    Noninterest-bearing demand                                                  $  18,287,577    $  17,918,339
    Interest-bearing                                                              271,641,283      214,137,969
                                                                                ------------------------------
      TOTAL DEPOSITS                                                              289,928,860      232,056,308

  Borrowed funds                                                                      100,000        5,082,500
  Federal Home Loan Bank advances                                                  24,441,370       20,574,360
  Subordinated debentures                                                          10,310,000       10,310,000
  Accrued interest payable and other accrued liabilities                            4,507,381        2,593,949
                                                                                ------------------------------
      TOTAL LIABILITIES                                                           329,287,611      270,617,117
                                                                                ------------------------------

Commitments and Contingencies (Notes 7 and 15)

Shareholders' Equity
  Common stock,
    $.10 par value, 10,000,000 shares authorized;
    2,884,937and 2,317,364 shares issued
    at December 31, 2006 and 2005, respectively                                       288,494          231,736
  Preferred stock,
    1,000,000 shares authorized; no shares issued and outstanding                          --               --
  Additional paid-in capital                                                       21,153,220       20,511,410
  Retained earnings                                                                10,847,763        6,787,118
  Accumulated other comprehensive loss                                               (420,250)        (286,296)
  Treasury stock  (61,842 shares in 2006 and 2,380 shares in 2005), at cost        (1,160,067)         (50,641)
                                                                                ------------------------------
      TOTAL SHAREHOLDERS' EQUITY                                                   30,709,160       27,193,327
                                                                                ------------------------------

                                                                                $ 359,996,771    $ 297,810,444
                                                                                ==============================

See Notes to Consolidated Financial Statements.

PARKE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                           2006           2005            2004
-------------------------------------------------------------------------------------------------

Interest and Dividend Income
  Interest and fees on loans                            $ 23,992,705   $ 16,108,210    $ 10,977,820
  Interest and dividends on securities                     1,341,093      1,159,004         749,847
  Interest on federal funds sold                             141,677         68,830          38,121
                                                        -------------------------------------------
    TOTAL INTEREST AND DIVIDEND INCOME                    25,475,475     17,336,044      11,765,788
                                                        -------------------------------------------

Interest Expense
  Interest on deposits                                    10,232,017      5,812,487       3,524,706
  Interest on borrowings                                   1,790,512        871,468         221,427
                                                        -------------------------------------------
    TOTAL INTEREST EXPENSE                                12,022,529      6,683,955       3,746,133
                                                        -------------------------------------------

      Net interest income                                 13,452,946     10,652,089       8,019,655

Provision for Loan Losses                                    939,692      1,180,162         825,324
                                                        -------------------------------------------
      Net interest income after provision for
        loan losses                                       12,513,254      9,471,927       7,194,331
                                                        -------------------------------------------

Noninterest Income
  Service charges on deposit accounts                        146,209        184,725         243,501
  Other fee income                                           710,435        720,882         609,596
  Net gain (loss) on the sale of securities                     --           (9,240)          7,889
                                                        -------------------------------------------
    TOTAL NONINTEREST INCOME                                 856,644        896,367         860,986
                                                        -------------------------------------------

Noninterest Expenses
  Compensation and benefits                                2,772,213      2,085,301       1,567,271
  Occupancy, equipment and data processing                 1,085,702        960,059         957,588
  Marketing and business development                         260,517        287,318         175,258
  Professional services                                      680,750        738,307         290,226
  Other operating expenses                                 1,027,976        473,244         599,116
                                                        -------------------------------------------

    TOTAL NONINTEREST EXPENSES                             5,827,158      4,544,229       3,589,459
                                                        -------------------------------------------

Income Before Income Tax Expense                           7,542,740      5,824,065       4,465,858

Income Tax Expense                                         2,919,060      2,329,644       1,744,100
                                                        -------------------------------------------
    NET INCOME                                          $  4,623,680   $  3,494,421    $  2,721,758
                                                        ===========================================
Net Income Per Common Share:
  Basic                                                 $       1.64   $       1.30    $       1.05
                                                        ===========================================
  Diluted                                               $       1.40   $       1.10    $       0.87
                                                        ===========================================

Weighted Average Shares Outstanding:
  Basic                                                    2,813,464      2,697,514       2,582,483
                                                        ===========================================
  Diluted                                                  3,304,612      3,173,107       3,118,637
                                                        ===========================================


See Notes to Consolidated Financial Statements.

PARKE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                                 Accumulated
                                                    Additional                       Other                        Total
                                          Common      Paid-In        Retained   Comprehensive    Treasury     Shareholders'
                                           Stock      Capital        Earnings   Income (Loss)     Stock          Equity
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003               $178,623  $19,185,352     $   570,939   $   57,693    $         -    $19,992,607
Stock options and warrants exercised        2,696      241,490               -            -              -        244,186
20% common stock dividend                  36,237      (36,740)              -            -              -           (503)
Comprehensive income:
Net income                                      -            -       2,721,758            -              -      2,721,758
Change in net unrealized gain on
  securities available for sale,
  net of reclassification
  adjustment and tax effects                    -            -               -     (128,897)             -       (128,897)
                                                                                                              -----------
Total comprehensive income                                                                                      2,592,861
                                         --------------------------------------------------------------------------------
Balance, December 31, 2004                217,556   19,390,102       3,292,697      (71,204)             -     22,829,151
Stock options and warrants exercised       14,180    1,121,308               -            -              -      1,135,488
Treasury stock purchased (2,380 shares)         -            -               -            -        (50,641)       (50,641)
Comprehensive income:
Net income                                      -            -       3,494,421            -              -      3,494,421
Change in net unrealized loss on
  securities available for sale, net
  of reclassification adjustment
  and tax effects                               -            -               -     (215,092)             -       (215,092)
                                                                                                              -----------
Total comprehensive income                                                                                      3,279,329
                                         --------------------------------------------------------------------------------

Balance, December 31, 2005                231,736   20,511,410       6,787,118     (286,296)       (50,641)    27,193,327
Stock options and warrants exercised        9,515      656,432               -            -              -        665,947
Stock compensation                              -       37,350               -            -              -         37,350
20% common stock dividend                  47,243      (51,972)              -            -              -         (4,729)
Treasury stock purchased (59,462 shares)        -            -               -            -     (1,109,426)    (1,109,426)
Cash dividends paid ($0.20 per share)           -            -        (563,035)           -              -       (563,035)
Net income                                      -            -       4,623,680            -              -      4,623,680
Change in net unrealized loss on
  securities available for sale, net
  of  reclassification adjustment
  and tax effects                               -            -               -       72,653              -         72,653
Adjustment to initially apply FASB
  statement No. 158, net of tax                 -            -               -     (206,607)             -       (206,607)
                                                                                                              -----------
Total comprehensive income                                                                                      4,489,726
                                         --------------------------------------------------------------------------------
Balance, December 31, 2006               $288,494  $21,153,220     $10,847,763   $ (420,250)   $(1,160,067)   $30,709,160
                                         ================================================================================

See Notes to Consolidated Financial Statements.

PARKE BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                           2006             2005              2004
--------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                                               $  4,623,680      $  3,494,421     $  2,721,758
  Adjustments to reconcile net income to
    net cash provided by operating activities:
  Depreciation and amortization                                                 279,319           264,105          251,482
  Provision for loan losses                                                     939,692         1,180,162          825,324
  Stock compensation                                                             37,350                 -                -
  Realized losses (gains) on sales of securities                                      -             9,240           (7,889)
  Net (accretion) amortization of purchase premiums
    and discounts on securities                                                 (19,614)          (72,795)           2,995
  Deferred income tax benefit                                                  (531,591)         (387,382)         (45,972)
  Changes in operating assets and liabilities:
  Increase in accrued interest receivable and other assets                     (573,579)         (932,172)        (717,345)
  Increase in accrued interest payable and other accrued liabilities          1,569,091         1,048,274          321,277
                                                                           -----------------------------------------------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                               6,324,348         4,603,853        3,351,630
                                                                           -----------------------------------------------

Cash Flows from Investing Activities
  Purchases of investment securities held to maturity                                 -        (1,854,018)               -
  Purchases of investment securities available for sale                      (5,063,958)       (5,559,000)     (15,054,401)
  Purchases of restricted stock                                                (143,900)         (284,700)        (566,900)
  Proceeds from sales of investment securities available for sale             1,000,000         5,092,055        1,071,509
  Proceeds from maturities of investment securities available for sale                -                 -        2,000,000
  Principal payments on mortgage-backed securities                            1,172,421         2,187,681        2,304,558
  Net increase in loans                                                     (51,522,718)      (70,655,099)     (42,733,402)
  Purchases of bank premises and equipment                                     (631,237)          (96,802)        (259,248)
                                                                           -----------------------------------------------
      NET CASH USED IN INVESTING ACTIVITIES                                 (55,189,392)      (71,169,883)     (53,237,884)
                                                                           -----------------------------------------------

Cash Flows from Financing Activities
  Proceeds from exercise of stock options and warrants                          665,947         1,135,488          243,683
  Purchase of treasury stock                                                 (1,109,426)          (50,641)               -
  Cash dividends paid                                                          (567,764)                -                -
  Proceeds from borrowings                                                   27,934,835        27,652,500       18,850,000
  Repayment of borrowings                                                   (29,050,325)      (12,064,366)      (8,811,397)
  Net increase in interest-bearing deposits                                  57,503,314        50,513,402       33,923,365
  Net increase in noninterest-bearing deposits                                  369,238         1,957,895        3,215,135
                                                                           -----------------------------------------------
      Net cash provided by financing activities                              55,745,819        69,144,278       47,420,786
                                                                           -----------------------------------------------
      INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        6,880,775         2,578,248       (2,465,468)

Cash and Cash Equivalents, January 1,                                         4,380,036         1,801,788        4,267,256
                                                                           -----------------------------------------------
Cash and Cash Equivalents, December 31,                                    $ 11,260,811      $  4,380,036     $  1,801,788
                                                                           ===============================================

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds                                  $ 11,247,627      $  5,992,826     $  3,681,682
                                                                         ===============================================
Income taxes                                                             $  3,510,000      $  2,466,000     $  2,179,000
                                                                         ===============================================
See Notes to Consolidated Financial Statements.


PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Parke Bancorp, Inc. ("Parke Bancorp") is a bank holding
-----------------------
company headquartered in Sewell, New Jersey. Through subsidiaries, Parke Bancorp provides individuals, corporations and other businesses, and institutions with commercial and retail banking services, principally loans and deposits. Parke Bancorp was incorporated in January 2005 under the laws of the State of New Jersey for the sole purpose of becoming the holding company of Parke Bank (the "Bank").

Parke Bank (the "Bank") is a commercial bank, which was incorporated on August 25, 1998, and commenced operations on January 28, 1999. The Bank is chartered by the New Jersey Department of Banking and Insurance and insured by the Federal Deposit Insurance Corporation. The Bank maintains its principal office at 601 Delsea Drive, Washington Township, New Jersey, and three additional branch office locations, one at 501 Tilton Road, Northfield, New Jersey, one at 567 Egg Harbor Road, Washington Township, New Jersey, and one at 1610 Spruce Street in Philadelphia, Pennsylvania. In addition, the Bank has a loan production office in Millville, New Jersey.

The accounting and financial reporting policies of Parke Bancorp and Subsidiaries (the "Company") conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Principles of Consolidation:  The accompanying consolidated financial statements
---------------------------
include the accounts of Parke Bancorp, Inc. and its wholly-owned subsidiaries Parke Bank, Parke Capital Markets and Farm Folly, Inc. Parke Capital Trust I and Parke Capital Trust II are wholly-owned subsidiaries but are not consolidated because they do not meet the requirements. All significant inter-company balances and transactions have been eliminated.

Investment  Securities:  Investment  securities are classified  under one of the
----------------------
following categories: "held to maturity" and accounted for at historical cost, adjusted for accretion of discounts and amortization of premiums; "available for sale" and accounted for at fair market value, with unrealized gains and losses reported as a separate component of shareholders' equity; or "trading" and accounted for at fair market value, with unrealized gains and losses reported as a component of net income. The Company does not hold trading securities.

At December 31, 2006 and 2005, the Company held investment securities that would be held for indefinite periods of time, including securities that would be used as part of the Company's asset/liability management strategy and possibly sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as "available for sale" and are carried at fair value, with any temporary unrealized gains or losses reported as a separate component of other comprehensive income, net of the related income tax effect.

Also, at December 31, 2006 and 2005, the Company reported investments in securities that were carried at cost, adjusted for amortization of premium and accretion of discount. The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as "held to maturity."

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

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Securities (Continued): The amortization of premiums and accretion of
--------------------------------
discounts over the contractual lives of the related securities, are recognized in interest income using the interest method. Gains and losses on the sale of such securities are accounted for using the specific identification method.

Restricted Stock:  Restricted stock includes  investments in the common stock of
----------------
the Federal Home Loan Bank of New York ("FHLBNY") and the Atlantic Central Bankers Bank for which no market exists and, accordingly, is carried at cost.

Loans:  The  Company  makes  commercial,  real  estate  and  consumer  loans  to
-----
customers. A substantial portion of the loan portfolio is represented by loans in the Southern New Jersey and Philadelphia, Pennsylvania markets. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal amount, adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is recognized as earned based on contractual interest rates applied to daily principal amounts outstanding.

Loans-Nonaccrual:  Loans are  placed on  nonaccrual  status  and the  accrual of
----------------
interest income ceases when a default of principal or interest exists for a period of ninety days except when, in management's judgment, the collection of principal and interest is reasonably anticipated (i.e. the loan is well secured and in the process of collection). Interest receivable on nonaccrual loans previously credited to income is reversed, and subsequently recognized as income only as received if the collection of principal is reasonably assured. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans-Restructured:  Restructured  loans are those  loans  whose terms have been
------------------
modified because of deterioration in the financial condition of the borrower to provide for a reduction of either interest or principal or an extension of the payment period.

Concentration  of Credit Risk: The Company's  loans are generally to diversified
-----------------------------
customers in Southern New Jersey and the Philadelphia area of Pennsylvania. Loans to general building contractors, general merchandise stores, restaurants, motels, warehouse space, and real estate ventures (including construction loans) constitute a majority of commercial loans. The concentrations of credit by type of loan are set forth in Note 4. Generally, loans are collateralized by assets of the borrower and are expected to be repaid from the borrower's cash flow or proceeds from the sale of selected assets of the borrower.

Loan Fees:  Loan fees and direct costs  associated  with loan  originations  are
---------
netted and deferred. The deferred amount is recognized as an adjustment to loan interest over the term of the related loans using the interest method. Loan brokerage fees, which represent commissions earned for facilitating loans between borrowers and other Company's, are recorded in income as earned.

Allowance for Loan Losses:  The allowance for loan losses is maintained  through
-------------------------
charges to the provision for loan losses in the Statement of Income as losses are estimated to have occurred through a provision for loan losses. Loans that are determined to be uncollectible are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses in the balance of the loan portfolio, based on an evaluation of collectability of existing loans and prior loss experience. When evaluating the adequacy of the allowance, an assessment of the loan portfolio will typically include changes in the composition and volume of the loan portfolio, overall portfolio quality and past loss experience, review of specific problem loans, current economic conditions which may affect borrowers' ability to repay, and other factors which may warrant current recognition. Such periodic assessments may, in management's judgment, require the Company to recognize additions or reductions to the allowance.

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses (Continued):  Various regulatory agencies periodically
-------------------------------------
review the adequacy of the Company's allowance for loan losses as an integral part of their examination process. Such agencies may require the Company to recognize additions or reductions to the allowance based on their evaluation of information available to them at the time of their examination. It is reasonably possible that the above factors may change significantly and, therefore, affect management's determination of the allowance for loan losses in the near term.

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

Interest  Rate Risk:  The  Company is  principally  engaged in the  business  of
-------------------
attracting deposits from the general public and using these deposits, together with other borrowed and brokered funds, to make commercial, commercial mortgage, residential mortgage, and consumer loans, and to invest in overnight and term investment securities. Inherent in such activities is interest rate risk that results from differences in the maturities and re-pricing characteristics of these assets and liabilities. For this reason, management regularly monitors the level of interest rate risk and the potential impact on net income.

Bank Premises and Equipment: Bank premises and equipment are stated at cost less
---------------------------
accumulated depreciation and amortization. Depreciation is computed and charged to expense using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized to expense over the shorter of the term of the respective lease or the estimated useful life of the improvements, generally terms ranging from ten to forty years.

Income Taxes:  The amount  provided for federal  income taxes is based on income
------------
reported for consolidated financial statement purposes.

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

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates:  The  preparation of financial  statements in conformity  with
-----------------
accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the allowance for loan losses and the valuation of deferred income taxes.

Comprehensive  Income:  Comprehensive  income  consists  of net income and other
---------------------
gains and losses affecting shareholders' equity that, under GAAP, are excluded from net income, including unrealized gains and losses on available for sale securities and gains or losses, prior service costs or credits, and transition assets or obligations associated with pension or other postretirement benefits that have not been recognized as components of net periodic benefit cost.

At December 31, 2006, 2005 and 2004, accumulated other comprehensive loss consisted of the following:

                                                                   2006           2005            2004
                                                               ------------------------------------------
Unrealized gains (losses) on available for sale securities
  (net of tax of $142,428, $190,857, and $47,470)              $ (213,643)     $ (286,296)      $ (71,204)
Minimum pension liability (net of tax of $137,737)               (206,607)              -               -
                                                               ------------------------------------------
                                                               $ (420,250)     $ (286,296)      $ (71,204)
                                                               ==========================================

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which amends Statement No. 87, "Employers' Accounting for Pensions," Statement No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," and other related accounting literature.

Statement No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in the statement of financial position and to recognize changes in that funded status through comprehensive income in the year the changes occur. This Statement also requires an employer to measure the funded status of a plan as of the date of the employer's year-end statement of financial position. The Company adopted the funded status recognition and related disclosure requirements of Statement No. 158 as of December 31, 2006, and measured the funded status of their defined benefit plans as of that date, which resulted in the Company recording a liability of $344,344 as of December 31, 2006, relating to a Supplemental Executive Retirement Plan ("SERP") (Note 11). The adoption of Statement No. 158 did not materially affect the Company's financial position or results of operations.

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive  Income (Continued):  The components of other comprehensive income
--------------------------------
and related tax effects relating to the unrealized gains and losses on available for sale securities is as follows:

                                                                                2006           2005            2004
                                                                             -----------------------------------------
Unrealized holding gains (losses) on available for sale securities           $ 121,082      $ (367,719)     $ (206,939)
Reclassification adjustment for net losses (gains) realized in income                -           9,240          (7,889)
                                                                             -----------------------------------------
Net unrealized gains (losses)                                                  121,082        (358,479)       (214,828)
Tax effect                                                                     (48,429)        143,387          85,931
                                                                             -----------------------------------------
     Net-of-tax amount                                                       $  72,653      $ (215,092)     $ (128,897)
                                                                             =========================================

Earnings  Per Common  Share:  Basic  earnings  per common  share is  computed by
---------------------------
dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options and warrants outstanding. Both basic and diluted earnings per share computations give retroactive effect to stock dividends declared in 2006 (Note 13). Earnings per common share have been computed based on the following for 2006, 2005 and 2004:

                                                                                2006           2005            2004
                                                                            ------------------------------------------
Net income                                                                  $4,623,680      $3,494,421      $2,721,758
                                                                            ==========================================

Average number of common shares outstanding                                  2,813,464       2,697,514       2,582,483
Effect of dilutive options                                                     491,148         475,593         536,154
                                                                            ------------------------------------------
Average number of common shares outstanding used
  to calculate diluted earnings per common share                             3,304,612       3,173,107       3,118,637
                                                                            ==========================================


Statement  of Cash  Flows:  Cash  and  cash  equivalents  include  cash on hand,
-------------------------
balances due from banks and federal funds sold. For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis

Stock-Based  Employee  Compensation:  At  December  31,  2006  the  Company  had
-----------------------------------
stock-based employee  compensation plans, which are described more fully in Note
13. Prior to January 1, 2006 the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by the Financial Accounting Standards Board ("FASB") Statement No. 123, Accounting for Stock-Based Compensation. No stock-based employee compensation cost was recognized in the Statement of Income during the years ended December 31, 2005 and 2004 as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, using the modified-prospective-transition method. The following table illustrates the effect on net income and earnings per share for 2005 and 2004 if the Company had applied the fair value recognition provisions of Statement 123 to stock-based employee compensation. For purposes of this proforma disclosure, the value of the options is estimated using Black-Scholes option-pricing model. Both basic and diluted calculations give retroactive effect to stock dividends declared in 2006.

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Employee Compensation (Continued):
----------------------------------------------

                                                          2005            2004
                                                        --------------------------
Net income, as reported                                 $3,494,421      $2,721,758

Deduct total stock-based compensation expense
  determined under the fair value method for all
  awards, net of related tax effects                      (670,000)        (41,000)
                                                        --------------------------
Pro forma net income                                    $2,824,421      $2,680,758
                                                        ==========================

Earnings per share:
Basic:
  As reported                                                $1.30           $1.05
  Pro forma                                                  $1.05           $1.04
Diluted:
  As reported                                                $1.10           $0.87
  Pro forma                                                  $0.89           $0.86

All outstanding stock options as of January 1, 2006 were fully vested (in prior years, all options vested upon issuance), thus no compensation expense was recognized during the year ended December 31, 2006 for such options. The Company uses the Black-Scholes option pricing model to estimate the fair value of any stock-based awards in 2006.

Under the modified prospective transition method, the Company is required to recognize compensation cost for 1) all share-based payments granted prior to, but not vested as of, January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and 2) for all share-based payments granted on or after January 1, 2006 based on the grant date fair value estimated in accordance with SFAS 123R. In accordance with the modified prospective method, the Company has not restated prior period results.

Recent Issued  Accounting  Pronouncements:  In July 2006,  FASB  published  FASB
-----------------------------------------
Interpretation No. 48, "Accounting for Uncertainty in Income Taxes and Related Interpretation Issues" ("FIN 48"). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction.) According to the terms of FIN 48, the financials will reflect expected future tax consequences of such positions presuming the taxing authorities full knowledge of the position and all relevant facts, but without time values. The Company will be required to adopt the provisions of FIN 48 as of the beginning of its first annual period that begins after December 15, 2006, which will be the year ending December 31, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements." Statement No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. Statement No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The provisions of Statement No. 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application id required. The adoption of Statement No. 157 is not expected to materially affect the Company's financial position or results of operations.

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Issued Accounting Pronouncements  (Continued): In February 2007, the FASB
----------------------------------------------------
issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." Statement No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Statement No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided the entity also elects to apply the provisions of Statement No. 157. The Company is currently evaluating the impact, if any, of Statement No. 159 on the Company's financial position and results of operations.


NOTE 2.   CASH AND DUE FROM BANKS

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Company as of December 31, 2006, because reserve requirements were covered by vault cash.


NOTE 3.   INVESTMENT SECURITIES

The Company's investment securities as of December 31, 2006 were as follows:

                                                                    Gross          Gross
                                                   Amortized      Unrealized     Unrealized       Market
                                                      Cost          Gains          Losses         Value
                                                   ---------------------------------------------------------

Available For Sale
------------------
U.S. Government sponsored entities                $ 6,484,892     $      -        $ 69,112      $ 6,415,780
Corporates                                          8,348,575       34,667         177,792        8,205,450
Mortgage-backed securities                         10,052,671       34,629         178,463        9,908,837
                                                  ---------------------------------------------------------
Total securities available for sale               $24,886,138     $ 69,296        $425,367      $24,530,067
                                                  =========================================================

Held to Maturity
----------------
Municipals                                        $ 2,430,958     $ 36,783        $ 42,112      $ 2,425,629
                                                  =========================================================

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 3.   INVESTMENT SECURITIES (CONTINUED)

The Company's investment securities as of December 31, 2005 were as follows:

                                                                    Gross          Gross
                                                   Amortized      Unrealized     Unrealized       Market
                                                      Cost          Gains          Losses         Value
                                                   ---------------------------------------------------------
Available For Sale
------------------
U.S. Government sponsored entities                $ 6,533,381     $    60       $ 331,051       $ 6,202,390
Corporates                                          6,317,394      13,047          14,143         6,316,298
Stock                                                 500,000           -               -           500,000
Mortgage-backed securities                          9,149,322      13,671         158,737         9,004,256
                                                  ---------------------------------------------------------
    Total securities available for sale           $22,500,097     $26,778       $ 503,931       $22,022,944
                                                  =========================================================

Held to Maturity
----------------
Municipals                                        $ 2,405,841     $     -       $  82,856       $ 2,322,985
                                                  =========================================================


The amortized cost and estimated market value of investment securities at December 31, 2006 by contractual maturities are shown below. Expected maturities may differ from contractual maturities for mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties; therefore, these securities are not included in the maturity categories in the following maturity summary.

                                                       Available For Sale                Held to Maturity
                                                 -------------------------------------------------------------
                                                    Amortized      Market         Amortized         Market
                                                      Cost          Value            Cost            Value
                                                 -------------------------------------------------------------
Maturing within one year                         $  1,000,000    $    999,060      $         -     $         -
Maturing after one year but within five years       3,019,048       2,988,920          544,898         523,957
Maturing after five years, but within ten years     1,000,000       1,000,000                -               -
Maturing after ten years                            9,814,419       9,633,250        1,886,060       1,901,672
                                                 -------------------------------------------------------------
                                                   14,833,467      14,621,230        2,430,958       2,425,629
Mortgage-backed securities                         10,052,671       9,908,837                -               -
                                                 -------------------------------------------------------------
     Total securities                            $ 24,886,138    $ 24,530,067      $ 2,430,958     $ 2,425,629
                                                 =============================================================

Gross realized gains on the sale of investment securities were $53,770 in 2005 and $8,044 in 2004. Gross realized losses on the sale of investment securities were $63,010 in 2005 and $155 in 2004. There were no sales of investment securities in 2006.

As of December 31, 2006, approximately $14,272,000 of investment securities are pledged as collateral for borrowed funds (Note 9). In addition, securities with a carrying value of $461,000 were pledged to secure public deposits at December 31, 2006.

As of December 31, 2005, approximately $13,273,000 of investment securities are pledged as collateral for borrowed funds (Note 9). In addition, securities with a carrying value of $478,595 were pledged to secure public deposits at December 31, 2005.

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3.   INVESTMENT SECURITIES (CONTINUED)

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2006, are as follows:

                                             Continuous Unrealized Losses       Continuous Unrealized Lossess
                                             Existing for Less Than 12 Months   Existing for More Than 12 Months
                                             ------------------------------------------------------------------
                                                                Unrealized                          Unrealized
                                              Market Value        Losses        Market Value          Losses
                                             ------------------------------------------------------------------
Available For Sale
------------------
U.S. Government sponsored entities             $1,497,550         $ 2,450       $ 3,918,230        $ 66,662
Corporates                                        746,250           2,344           836,000         175,448
Mortgage-backed securities                        190,765          10,095         4,636,105         168,368
                                               ------------------------------------------------------------
                                                2,434,565          14,889         9,390,335         410,478

Held to Maturity
----------------
Municipals                                              -               -         1,760,444          42,112
                                               ------------------------------------------------------------
   Total temporarily impaired securities       $2,434,565         $14,889       $11,150,779        $452,590
                                               ============================================================



Management does not believe any individual unrealized loss as of December 31, 2006 represents an other-than-temporary impairment. A total of 23 securities are included in the continuous unrealized portion, of which 21 are in the available for sale category. The unrealized losses on these securities are primarily due to changes in general market interest rates. The Company believes it will collect all amounts contractually due on these securities as it has the ability to hold these securities until the fair value is at least equal to the carrying value. Should the impairment become other-than-temporary, the carrying value of the investment will be reduced and the unrealized loss be recorded in the statement of income.

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2005 are as follows:

                                             Continuous Unrealized Losses      Continuous Unrealized Lossess
                                             Existing for Less Than 12 Months  Existing for More Than 12 Months
                                             ------------------------------------------------------------------
                                                                Unrealized                       Unrealized
                                              Market Value        Losses        Market Value       Losses
                                             ---------------------------------------------------------------
Available For Sale
------------------
U.S. Government sponsored entities            $ 3,427,330        $ 56,051       $2,275,000        $275,000
Corporates                                        513,200          12,991          746,318           1,152
Mortgage-backed securities                      6,225,181         158,132          153,736             605
                                              ------------------------------------------------------------
                                               10,165,711         227,174        3,175,054         276,757
Held to Maturity
----------------
Municipals                                      1,799,287          68,499          523,698          14,357
                                              ------------------------------------------------------------
   Total temporarily impaired securities      $11,964,998        $295,673       $3,698,752        $291,114
                                              ============================================================

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4.   LOANS

The composition of net loans as of December 31, 2006 and 2005 are as follows:

                                                   2006            2005
                                                 ----------------------------

Commercial                                       $281,819,002   $ 236,013,459
Residential real estate                            22,192,502      18,482,968
Consumer                                            7,004,513       5,053,908
                                                 ----------------------------
Total loans                                       311,016,017     259,550,335
Less: allowance for loan losses                    (4,511,004)     (3,573,812)
Less: net deferred loan fees                         (460,711)       (515,247)
                                                 ----------------------------
     Net loans                                   $306,044,302   $ 255,461,276
                                                 ============================


At  December  31,  2006 and 2005,  approximately  $22,896,000  and  $16,358,000, respectively, of residential real estate and consumer loans were pledged to the FHLBNY on borrowings (Note 9).


NOTE 5.   LOANS TO RELATED PARTIES

In the normal course of business, the Company has granted loans to officers, directors and their affiliates (related parties). In the opinion of management, the terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with other customers and do not involve more than a normal risk of collectability.

An analysis of the activity of such related party loans for 2006 and 2005 is as follows:


                                                     2006            2005
                                                 ----------------------------

Balance, beginning of year                       $ 12,347,626    $ 10,325,629
Advances                                           10,175,662       5,619,948
Less: repayments                                   (2,242,004)     (3,597,951)
                                                 ----------------------------
Balance, end of year                             $ 20,281,284    $ 12,347,626
                                                 ============================

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 6.   ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses for 2006 and 2005 is as follows:

                                                   2006            2005             2004
                                                  --------------------------------------------
Balance, beginning of year                        $ 3,573,812     $ 2,620,651      $ 2,256,070
Provision for loan losses                             939,692       1,180,162          825,324
Charge offs                                            (2,500)       (227,001)        (460,743)
Recoveries                                                  -               -                -
                                                  --------------------------------------------
Balance, end of year                              $ 4,511,004     $ 3,573,812      $ 2,620,651
                                                  ============================================

Information about impaired loans and nonaccrual loans as of and for the years ended December 31, 2006 and 2005 is as follows:

                                                                   2006             2005

Impaired loans with a valuation allowance                         $ 2,207,817      $   511,211
Impaired loans without a valuation allowance                          161,733                -
                                                                  ----------------------------
Total impaired loans                                              $ 2,369,550      $   511,211
                                                                  ============================
Related allowance for loan losses for impaired loans              $   403,997      $    60,181
                                                                  ============================
Nonaccrual loans                                                  $   788,804      $ 1,935,000
                                                                  ============================

Loans past due ninety days or more and still
  accruing interest                                               $   267,150      $   665,000
                                                                  ============================

Average monthly balance of impaired loans
  (based on month-end balances)                                   $ 1,255,000      $   457,000
                                                                  ============================
Interest income recognized on cash basis
  on impaired loans                                               $    71,791      $    36,914
                                                                  ============================


Interest income of $51,000, $66,000 and $64,000 would have been recorded on non-accrual loans had those loans paid in accordance with their original terms in 2006, 2005 and 2004, respectively.

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 7.   BANK PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of Bank premises and equipment as of December 31, 2006 and 2005 is as follows:

                                                       2006            2005
                                                  ---------------------------

Land                                              $   470,000    $    470,000
Building and improvements                           3,006,764       2,587,564
Furniture and equipment                               986,213         873,017
                                                  ---------------------------
Total premises and equipment                        4,462,977       3,930,581
Less: accumulated depreciation
  and amortization                                 (1,031,183)       (850,705)
                                                  ---------------------------
   Premises and equipment, net                    $ 3,431,794     $ 3,079,876
                                                  ===========================



Depreciation  expense  was  $279,319 in 2006,  $264,105 in 2005 and  $251,482 in
2004.

The Company has non-cancelable operating lease agreements related to its Northfield and Philadelphia branch offices. The term of the Northfield lease is for 10 years through March 2011 with two 5-year renewal options. The term of the Philadelphia lease is for 10 years through June 2016. The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch offices. The Company also has a month to month lease for a loan production office in Millville, New Jersey. In addition, the Company leases certain computer software under an operating lease expiring 2008. At December 31, 2006, the required future rental payments under these leases are as follows:


               Year Ending December 31,
               ------------------------

                        2007                            $  251,000
                        2008                               248,000
                        2009                               113,000
                        2010                               114,000
                        2011                               125,000
                      Thereafter                           326,000
                                                        ----------
               Total minimum lease payments             $1,117,000
                                                        ==========


Rent expense was approximately $225,000 in 2006, $176,000 in 2005 and $165,000 in 2004.

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8.   DEPOSITS

Deposits at December 31, 2006 and 2005 consisted of the following:

                                                       2006            2005
                                                 ----------------------------

Demand deposits, noninterest-bearing             $ 18,287,577    $ 17,918,339
Demand deposits, interest-bearing                   9,834,053      22,371,195
Savings deposits                                   45,371,156      38,823,726
Time deposits of $100,000 or more                 130,555,474      95,282,066
Other time deposits                                85,880,600      57,660,982
                                                 ----------------------------
     Total deposits                              $289,928,860   $ 232,056,308
                                                 ============================


Time deposits included brokered deposits totaling approximately $87,585,000 and $67,159,000 at December 31, 2006 and 2005, respectively.

Scheduled maturities of certificates of deposit at December 31, 2006 are as follows:

               Year Ending December 31,
               ------------------------

                        2007                            $159,782,005
                        2008                              27,994,857
                        2009                              15,218,886
                        2010                               9,548,833
                        2011                               3,891,493
                                                        ------------
                                                        $216,436,074
                                                        ============


Deposits from related parties totaled approximately $8,229,000 and $5,740,000 at December 31, 2006 and 2005, respectively.


NOTE 9.   BORROWINGS

An analysis of borrowings as of December 31, 2006 and 2005 is as follows:

                                                                             2006                         2005
                                                                  -------------------------------------------------
                                              Maturity Date         Amount          Rate         Amount        Rate
-------------------------------------------------------------------------------------------------------------------
Borrowed funds:

Federal Home Loan Bank -                    January 2007           $ 100,000        5.39%     $ 1,000,000     3.05%
  repurchase agreements                     December 2006                  -            -       1,100,000     3.33%

Other - repurchase agreements               January 2006                   -            -         982,500     3.99%
                                            February 2006                  -            -       1,000,000     4.33%
                                            March 2006                     -            -       1,000,000     4.49%
                                                                   ---------                  -----------
                                                                   $ 100,000                  $ 5,082,500
                                                                   =========                  ===========

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 9.   BORROWINGS (CONTINUED)

                                                                             2006                         2005
                                                                  -------------------------------------------------
                                              Maturity Date         Amount          Rate         Amount        Rate
-------------------------------------------------------------------------------------------------------------------
Federal Home Loan Bank  Advances
                                            January 2006           $          -            -    $  6,610,000     4.08%
                                            February 2006                     -            -         250,000     4.52%
                                            March 2006                        -            -         250,000     4.61%
                                            April 2006                        -            -       1,000,000     4.46%
                                            June 2006                         -            -         250,000     4.78%
                                            October 2006                      -            -       1,000,000     4.70%
                                            December 2006                     -            -       1,750,000     4.05%
                                            January 2007              2,296,883        5.42%         464,360     4.73%
                                            March 2007                  500,000        5.40%               -         -
                                            April 2007                1,000,000        5.43%               -         -
                                            May 2007                  1,862,000        5.44%               -         -
                                            August 2007                 500,000        5.38%               -         -
                                            December 2007               750,000        4.92%         750,000     4.92%
                                            April 2008                  500,000        5.36%               -         -
                                            June 2008                   750,000        3.89%         750,000     3.89%
                                            December 2008             1,000,000        5.14%               -         -
                                            December 2008             1,000,000        4.97%       1,000,000     4.97%
                                            April 2009                  500,000        5.36%               -         -
                                            June 2009                 4,000,000        4.07%       4,000,000     4.07%
                                            July 2009                 1,500,000        5.75%               -         -
                                            April 2010                  500,000        5.41%               -         -
                                            December 2010             1,000,000        5.05%       1,000,000     5.05%
                                            September 2011            5,400,000        5.10%               -         -
                                            December 2015             1,382,487        5.19%       1,500,000     5.19%
                                                                   ------------                 ------------
                                                                   $ 24,441,370                 $ 20,574,360
                                                                   ============                 ============

Subordinated debentures - capital trusts    November 2035          $  5,155,000        7.03%    $  5,155,000     6.04%
                                            November 2035             5,155,000        6.25%       5,155,000     6.25%
                                                                   ------------                 ------------
                                                                   $ 10,310,000                 $ 10,310,000
                                                                   ============                 ============


At December 31, 2006, the Company had a $35,474,000 line of credit from the FHLBNY, of which $24,441,370 was outstanding at December 31, 2006.

Certain investment securities (Note 3), loans (Note 4), and FHLBNY stock are pledged as collateral for borrowings.

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9.   BORROWINGS (CONTINUED)

Subordinated Debentures - Capital Trusts: On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned Subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 7.03% at December 31, 2006. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4,200,000 were contributed to paid-in capital at the Bank. The remaining $800,000 was retained at the Company for future use.

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

The subordinates debentures are classified as liabilities in the Company's consolidated balance sheet at December 31, 2006 but a majority was allowed as Tier I Capital for regulatory capital purposes (Note 12).

NOTE 10.   INCOME TAXES

The net deferred tax asset, which is included in "accrued interest receivable and other assets" at December 31, 2006 and 2005, includes the following:


                                                      2006            2005
                                                  ---------------------------

Deferred tax assets                               $ 2,278,528     $ 1,676,004
Deferred tax liabilities                             (451,664)       (470,039)
                                                  ---------------------------
     Net deferred tax asset                       $ 1,826,864     $ 1,205,965
                                                  ===========================

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10.   INCOME TAXES (CONTINUED)

Income tax expense for 2006, 2005 and 2004 consisted of the following:

                                                   2006            2005             2004
                                                  --------------------------------------------
Current tax expense:
  Federal                                           $ 2,599,297     $ 2,092,771      $ 1,357,072
  State                                                 851,354         624,255          433,000
                                                    --------------------------------------------
                                                      3,450,651       2,717,026        1,790,072
Deferred tax (benefit)                                 (531,591)       (387,382)         (45,972)
                                                   ---------------------------------------------
  Income tax expense                                $ 2,919,060     $ 2,329,644      $ 1,744,100
                                                   =============================================

The components of the net deferred tax asset, which is included in other assets, are as follows:

                                                                   2006             2005

Allowance for loan losses                                         $ 1,745,393      $ 1,354,558
Deferred loan costs                                                  (167,614)        (213,276)
Securities available for sale                                         142,428          190,857
Minimum pension liability                                             137,737                -
Other                                                                 (31,080)        (126,174)
                                                                  ----------------------------
                                                                  $ 1,826,864      $ 1,205,965
                                                                  ============================

A reconciliation of the Company's effective income tax rate with the statutory Federal rate for 2006, 2005 and 2004 is as follows:

                                                      2006            2005             2004
                                                  --------------------------------------------
Tax expense at statutory rate (35%)               $ 2,639,959     $ 2,038,423      $ 1,563,050
Permanent differences and other, net                  (93,511)          3,513          (39,564)
State income taxes, net of Federal tax benefit        448,039         345,949          265,272
Benefit of income taxed at lower rates                (75,427)        (58,241)         (44,658)
                                                  --------------------------------------------
                                                  $ 2,919,060     $ 2,329,644      $ 1,744,100
                                                  ============================================

NOTE 11.   RETIREMENT PLANS

Supplemental Executive Retirement Plan: The Company has a Supplemental Executive Retirement Plan ("SERP") covering certain members of management. The net periodic SERP pension cost was approximately $230,000 in 2006, $246,000 in 2005 and $207,000 in 2004. The unfunded benefit obligation, which was included in "accrued interest payable and other liabilities", was approximately $1,179,000 at December 31, 2006 and $894,000 at December 31, 2005.

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11.   RETIREMENT PLANS (CONTINUED)

Supplemental  Executive  Retirement Plan (Continued):  The benefit obligation at
----------------------------------------------------
December 31, 2006 was calculated as follows:


Benefit obligation, December 31, 2005             $   894,235
Service cost                                          152,730
Interest cost                                          53,495
(Gain) loss                                            78,395
                                                  -----------
Benefit obligation, December 31, 2006             $ 1,178,855
                                                  ===========


The net periodic pension cost for 2006 was calculated as follows:

Service cost                                        $ 152,730
Interest cost                                          53,495
Prior service cost recognized                          24,176
                                                    ---------
                                                    $ 230,401
                                                    =========


Simple  IRA  Plan:  The  Company  has a simple  IRA Plan (the  "Plan")  covering
-----------------
substantially all employees. The Company is required to contribute 2% of the employees' eligible salary to the Plan. All Company contributions are immediately vested. Plan expense amounted to approximately $38,000 in 2006, $33,000 in 2005 and $22,000 in 2004.


NOTE 12.   REGULATORY MATTERS

Capital  Ratios:  Parke  Bancorp and the Bank are subject to various  regulatory
---------------
capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Parke Bancorp and the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Parke Bancorp and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Parke Bancorp and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006 and 2005, that Parke Bancorp and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2006 and 2005, Parke Bancorp and the Bank were categorized as "well-capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since December 31, 2006 that management believes have changed Parke Bancorp and Parke Bank's capital category.

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12.   REGULATORY MATTERS (CONTINUED)

Capital Ratios (Continued):  Parke Bancorp and the Bank's actual capital amounts
--------------------------
and ratios as of December 31, 2006 and 2005 are presented in the following tables:

                                                                                      To Be Well-Capitalized
                                                                 For Capital          Prompt Under Corrective
                                           Actual              Adequacy Purposes          Action Provisions
                                   --------------------------------------------------------------------------
PARKE BANCORP, INC.                Amount       Ratio        Amount        Ratio        Amount       Ratio
                                   --------------------------------------------------------------------------
As of December 31, 2006
(amounts in thousands)
----------------------

Total Risk Based Capital            $ 45,347    14.8%         $ 24,499      8%           $ 30,624     10%
(to Risk Weighted Assets)

Tier I Capital                      $ 39,599    12.9%         $ 12,249      4%           $ 18,374      6%
(to Risk Weighted Assets)

Tier I Capital                      $ 39,599    11.0%         $ 14,054      4%           $ 17,568      5%
(to Average Assets)

                                                                                      To Be Well-Capitalized
                                                                 For Capital          Prompt Under Corrective
                                          Actual               Adequacy Purposes          Action Provisions
                                   --------------------------------------------------------------------------
PARKE BANCORP, INC.                Amount       Ratio        Amount        Ratio        Amount       Ratio
                                   --------------------------------------------------------------------------
As of December 31, 2005
(amounts in thousands)
----------------------
Total Risk Based Capital            $ 40,737    15.6%         $ 20,856      8%           $ 26,070     10%
(to Risk Weighted Assets)

Tier I Capital                      $ 34,349    13.2%         $ 10,428      4%           $ 15,642      6%
(to Risk Weighted Assets)

Tier I Capital                      $ 34,349    12.1%         $ 11,370      4%           $ 14,212      5%
(to Average Assets)

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12.   REGULATORY MATTERS (CONTINUED)

Capital Ratios (Continued):
---------------------------

                                                                                      To Be Well-Capitalized
                                                                 For Capital          Prompt Under Corrective
                                         Actual               Adequacy Purposes          Action Provisions
                                   --------------------------------------------------------------------------
PARKE BANK                         Amount       Ratio        Amount        Ratio        Amount       Ratio
                                   --------------------------------------------------------------------------
As of December 31, 2006
(amounts in thousands)
----------------------

Total Risk Based Capital            $ 44,405    14.5%         $ 24,499      8%           $ 30,624     10%
(to Risk Weighted Assets)

Tier I Capital                      $ 40,569    13.3%         $ 12,249      4%           $ 18,374      6%
(to Risk Weighted Assets)

Tier I Capital                      $ 40,569    11.6%         $ 14,054      4%           $ 17,568      5%
(to Average Assets)

                                                                                      To Be Well-Capitalized
                                                                 For Capital          Prompt Under Corrective
                                        Actual                Adequacy Purposes          Action Provisions
                                   --------------------------------------------------------------------------
PARKE BANK                         Amount       Ratio        Amount        Ratio        Amount       Ratio
                                   --------------------------------------------------------------------------
As of December 31, 2005
(amounts in thousands)
----------------------

Total Risk Based Capital            $ 39,416    15.1%         $ 20,825      8%           $ 26,031     10%
(to Risk Weighted Assets)

Tier I Capital                      $ 36,158    13.9%         $ 10,413      4%           $ 15,618      6%
(to Risk Weighted Assets)

Tier I Capital                      $ 36,158    12.7%         $ 11,370      4%           $ 14,213      5%
(to Average Assets)


NOTE 13.   SHAREHOLDERS' EQUITY

Reorganization:  Parke Bancorp was  incorporated in 2005 for the sole purpose of
--------------
becoming the holding company of the Bank. Parke Bancorp recognized the assets and liabilities transferred at the carrying amounts in the accounts of the Bank as of June 1, 2005, the effective date of the reorganization. The accompanying consolidated financial statements are presented as if the exchange of shares occurred as of January 1, 2004. Pursuant to the Plan of Acquisition, each outstanding share of Parke Bank was converted automatically by operation of law into one share of Parke Bancorp. Parke Bancorp had no activity prior to the competition of this reorganization. Parke Bancorp is authorized to issue 10,000,000 shares of common stock, par value $0.10 per share and 1,000,000 shares of serial preferred stock, par value $0.10 per share. Options and warrants outstanding under the Bank's various Plans were converted automatically by operation of law into options and warrants to purchase shares of Parke Bancorp on the same terms and conditions.

Common Stock  Dividend:  In April 2006 and December  2004 the Company paid a 20%
----------------------
common stock dividend to shareholders (2006 - 472,430 shares and 2004 - 362,363 shares). All share and per share information have been retroactively adjusted. In December 2006, the Company paid a $.20 cash dividend to shareholders.

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 13.   SHAREHOLDERS' EQUITY (CONTINUED)

Treasury Stock:  During 2006 and 2005, the Company  repurchased 59,462 and 2,380
--------------
shares of the Company's common stock.

Stock Options and Warrants:  In 1999, 2002 and 2003, the  shareholders  approved
--------------------------
the Company's Employee Stock Option Plans and in 2005 the shareholders approved the Company's Directors and Employee Stock Option Plan (the "Plans") The Plans are "non-qualified" stock option plans. Reserved for issuance upon the exercise of options granted or to be granted by the Board of Directors is an aggregate of 524,466 shares of common stock. All options issued under the Plans through December 31, 2005 were fully vested upon issuance. All directors and certain officers and employees of the Company have been granted options under the Plans. All stock option amounts and prices included in the following discussions have been adjusted for stock dividends.

Option awards are granted with an exercise price equal to the market price of the Company's stock at the date of the grant. Options awarded prior to December 31, 2006 vested upon issuance and options issued in 2006 generally vest over four to five years. All options issued have 10 year contractual terms.

At December 31, 2006, there were 147,688 shares available for grant under the Plans.

Prior to January 1, 2006, the Company accounted for its Plans in accordance with Accounting Principles Board Opinion No. 25 and related interpretations and the disclosure-only provisions of FASB No. 123. Accordingly, no compensation cost has been recognized for the Plan in 2005 or 2004. Compensation cost that would have been recognized using the fair value method pursuant to FASB No. 123, if the Bank had so elected, would have been approximately $1,117,000 in 2005 and $68,000 in 2004. Effective January 1, 2006, the Company adopted FAS 123R. The method of determining pro-forma compensation cost for 2005 and 2004 and compensation expense in 2006 was based on certain assumptions, including the past trading ranges of the Bank's stock, volatility of 25-33%, expected option lives of 5-7 years, risk-free interest rate of 4-5%, and no expected payment of dividends. Compensation expense recognized during 2006 amounted to $37,000.

A summary of option activity under the Plan as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

                                                                            Weighted-
                                                            Weighted-        Average
                                                             Average        Remaining        Aggregate
                                                            Exercise       Contractual       Intrinsic
               Options                      Shares           Price             Term            Value
------------------------------------------------------------------------------------------------------
Outstanding at January 1, 2006                  330,968          $ 13.23

Granted                                          18,000          $ 19.00

Exercised                                          (720)         $ 16.04

Expired/terminated                                    -          $     -
                                                -------
Outstanding at December 31, 2006                348,248          $ 13.52       7.2         $ 1,365,000
                                                =======                        =======================
Exercisable at December 31, 2006                334,348          $ 13.32       7.4         $ 1,378,000
                                                =======                        =======================

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13.   SHAREHOLDERS' EQUITY (CONTINUED)

Stock Options and Warrants  (Continued):  The  weighted-average  grant-date fair
--------------------------------------
value of options granted during the years 2006, 2005 and 2004 was $7.16, $5.69 and $4.56, respectively. The total intrinsic value of options exercised during the years 2006, 2005 and 2004 was $3,000, $140,000 and $10,000, respectively.

A summary of the status of the Company's nonvested shares as of December 31, 2006 and changes during the year ended December 31, 2006 is as follows:

                                                            Weighted-
                                                             Average
                                                           Grant-Date
           Nonvested Shares                 Shares         Fair Value
--------------------------------------------------------------------------------
Nonvested at January 1, 2006                    -           $  $ -

Granted                                    18,000           $ 7.34

Vested                                     (4,500)          $ 7.34

Forfeited                                       -           $    -
                                       ----------
Nonvested at December 31, 2006             13,500           $ 7.34
                                       ==========



At December 31, 2006, there was $92,000 of total unrecognized compensation cost relating to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 3 years. The total fair value of shares vested during 2006 was $30,000.

In connection with the Company's initial stock offering in 1998, warrants were issued. These warrants have an exercise price of $6.32 per share and expire in 2008. During 2006, 2005 and 2004, warrants exercised were 94,419, 122,156 and 25,586, respectively. At December 31, 2006, 541,000 warrants remained unexercised.


NOTE 14.   OTHER RELATED PARTY TRANSACTIONS

A member of the Board of Directors is a principal of a commercial insurance agency that provides all the insurance coverage for the Company. The cost of the insurance was approximately $88,000 in 2006, $98,000 in 2005 and $102,000 in 2004. An insurance agency owned by another Board Member provides employee benefits (medical insurance, life insurance, and disability insurance). The cost of these employee benefits totaled $286,000 in 2006, $284,000 in 2005 and $197,000 in 2004.

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 15.   COMMITMENTS AND CONTINGENCIES

The Company has entered into an employment contract with the President of the Company, which provides for continued payment of certain employment salaries and benefits in the event of a change in control, as defined.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2006 and 2005, commitments to extend credit amounted to approximately $117,266,000 and $101,815,000, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2006 and 2005, standby letters of credit with customers were $7,158,000 and $4,536,000, respectively.

The Company does not issue or hold derivative instruments with the exception of loan commitments and standby letters of credit. These instruments are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2006. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

In the normal course of business, there are outstanding various contingent liabilities such as claims and legal action, which are not reflected in the financial statements. In the opinion of management, no material losses are anticipated as a result of these actions or claims.


NOTE 16.   FAIR VALUE OF FINANCIAL INSTRUMENTS

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

NOTE 16.   FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following fair value estimates, methods and assumptions were used to estimate the fair value of each class of significant financial instruments, for which it is practical to estimate that value:

Cash and Cash  Equivalents:  The carrying  amount of cash and federal funds sold
--------------------------
approximates fair value.

Investment  Securities:  The fair value of  investment  securities is based upon
----------------------
quoted market prices or dealer quotes.

Restricted Stock: The carrying value of restricted stock approximates fair value
----------------
based on redemption provisions.

Loans:  Fair values are estimated for portfolios of loans with similar financial
-----
characteristics. Loans are segregated by type such as commercial, residential mortgage and other consumer. Each loan category is further segmented into groups by fixed and adjustable rate interest terms and by performing and non-performing categories.

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

Accrued Interest  Receivable and Payable:  The fair value of interest receivable
----------------------------------------
and payable is estimated to approximate the carrying amounts.

Deposits:  The fair value of deposits  with no stated  maturity,  such as demand
--------
deposits, checking accounts, savings and money market accounts, is equal to the carrying amount. The fair value of certificates of deposit is based on the discounted value of contractual cash flows, where the discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings:  The fair value of  borrowings is based on the  discounted  value of
----------
estimated cash flows. The discounted rate is estimated using the rates currently offered for similar advances.

Off-Balance Sheet Instruments:  Since the majority of the Company's  off-balance
-----------------------------
sheet instruments consist of non fee-producing, variable rate commitments, the Company has determined they do not have a distinguishable fair value.

PARKE BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16.   FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Off-Balance  Sheet  Instruments  (Continued):  The  following  table  summarizes
--------------------------------------------
carrying amounts and fair values for financial instruments at December 31, 2006:


                                              Carrying Value      Fair Value
                                              --------------------------------
Financial Assets:
  Cash and cash equivalents                    $ 11,260,811    $ 11,260,811
  Investment securities                          26,961,025      26,955,780
  Restricted stock                                1,492,800       1,492,800
  Loans, net                                    306,044,302     304,778,644
  Accrued interest receivable                     2,095,179       2,095,179

Financial Liabilities:
  Demand deposits and savings deposits         $ 73,492,786    $ 73,492,786
  Time deposits                                 216,436,074     219,133,994
  Borrowings                                     34,851,370      34,235,825
  Accrued interest payable                        1,848,612       1,848,612


The following table summarizes carrying amounts and fair values for financial instruments at December 31, 2005:

                                                Carrying Value    Fair Value
                                                ----------------------------
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

                                                                    Three Months Ended
                                                -------------------------------------------------------------------
                                                 December 31,      September 30,        June 30,          March 31,
                                                -------------------------------------------------------------------
2006
----

Interest income                                 $ 6,994,565       $ 6,752,958        $ 6,158,455        $ 5,569,497
Interest expense                                  3,541,705         3,240,908          2,825,928          2,413,988
Net interest income                               3,452,860         3,512,050          3,332,527          3,155,509
Provision for loan losses                           165,692           211,000            328,000            235,000
Income before income tax expense                  1,859,565         2,022,282          1,861,210          1,799,683
Income tax expense                                  649,240           805,600            740,000            724,220
Net income                                        1,210,325         1,216,682          1,121,210          1,075,463

Net income per common share:
  Basic                                         $      0.43       $      0.43        $      0.40        $      0.39
  Diluted                                       $      0.37       $      0.37        $      0.33        $      0.33

2005

Interest income                                 $ 5,098,380       $ 4,434,368        $ 4,106,809        $ 3,696,487
Interest expense                                  2,092,613         1,810,909          1,515,232          1,265,201
Net interest income                               3,005,767         2,623,459          2,591,577          2,431,286
Provision for loan losses                           374,000           298,005            276,023            232,134
Income before income tax expense                  1,624,981         1,481,502          1,499,565          1,218,017
Income tax expense                                  655,994           592,100            595,550            486,000
Net income                                          968,987           889,402            904,015            732,017

Net income per common share:
  Basic                                         $      0.35       $      0.33        $      0.34        $      0.28
  Diluted                                       $      0.30       $      0.28        $      0.29        $      0.23

                              CORPORATE INFORMATION

                               PARKE BANCORP, INC
                                601 Delsea Drive
                          Washington Township, NJ 08080
                                 (856) 256-2500
                                www.parkebank.com


            BOARD OF DIRECTORS (PARKE BANK AND PARKE BANCORP, INC.)

   Celestino R. ("Chuck") Pennoni                                                         Thomas Hedenberg
Chairman of the Board of Directors                                            Vice Chairman of the Board of Directors

                                            Vito S. Pantilione
                              President, Chief Executive Officer and Director

     Fred G. Choate                            Daniel J. Dalton                           Arret F. Dobson
         Director                                 Director                                   Director

  Edward Infantolino                          Anthony J. Jannetti                         Jeffrey H. Kripitz
         Director                                 Director                                     Director

     Richard Phalines                          Jack C. Sheppard, Jr.                        Ray H. Tresch
         Director                                 Director                                    Director

                                                            Victor Fabietti
                                           CPA/Special Consultant to the Board of Directors


                                                    ______________________________

                                                        PARKE BANCORP OFFICERS

         Vito S. Pantilione                          Robert A. Kuehl                    David O. Middlebrook
                 President and                    Senior Vice President and                Senior Vice President and
          Chief Executive Officer            Chief Financial Officer             Corporate Secretary


                                                    _______________________________



  TRANSFER AGENT & REGISTRAR                INDEPENDENT AUDITORS                        SPECIAL COUNSEL
Registrar and Transfer Company              McGladrey & Pullen, LLP                   Malizia Spidi & Fisch
      10 Commerce Dr.                          512 Township Line Road                  901 New York Avenue, N.W.
     Cranford, NJ  07016                    One Valley Square, Suite 250                    Suite 210 East
                                               Blue Bell, PA  19422                   Washington, D.C.  20001


                                                               OFFICERS

             Vito S. Pantilione                                                               Robert A. Kuehl
President and Chief Executive Officer                                           Senior Vice President and Chief Financial Officer

          David O. Middlebrook                                                               Elizabeth A. Milavsky
 Senior Vice President, Senior Loan Officer                                                  Senior Vice President

         Paul E. Palmieri                                                                     James S. Talarico
Senior Vice President, Philadelphia Region                                                       Vice President

              John J. Murphy                                                                  Milton H. Witte
                  Treasurer                                                                    Vice President

            Allen M. Bachman                                                                Kathleen A. Conover
         Assistant Vice President                                                        Assistant Vice President

            Dolores M. Calvello                                                             Claire R. Piccini
        Assistant Vice President                                                         Assistant Treasurer

            Mark A. Prater                                                                     Mary Ann Seal
        Assistant Vice President                                                           Assistant Vice President

             Evette M. Snyder
        Assistant Vice President

                                                  -------------------------------------
                                                              BRANCHES


   NORTHFIELD OFFICE                                 MAIN OFFICE                             KENNEDY OFFICE
        501 Tilton Road                           601 Delsea Drive                              567 Egg Harbor Road
    Northfield, NJ  08225                   Washington Township, NJ  08080               Washington Township, NJ  08080
       (609) 646-6677                              (856) 256-2500                               (856) 582-6900

                  PHILADELPHIA OFFICE                                      MILLVILLE LOAN PRODUCTION OFFICE
                   1610 Spruce Street                                           411 North High Street
                    Philadelphia, PA  19103                                      Millville, NJ  08332
                     (215) 772-1113                                                (856) 825-9111


                                                  -------------------------------------



                                               PARKE BANK PARKE CAPITAL MARKETS             PARKE CAPITAL TRUST I
       601 Delsea Drive                               601 Delsea Drive                   PARKE CAPITAL TRUST II
Washington Township, NJ  08080                  Washington Township, NJ  08080             601 Delsea Drive
        (856) 256-2500                                 (856) 256-2500                 Washington Township, NJ  08080
                                                                                            (856) 256-2500