Form 10-K, Exhibit 13
period 2007-12-31
PARKE BANCORP, INC.
filed 2008-03-31
CIK 1315399

PARKE BANCORP, INC.

2007 ANNUAL REPORT TO SHAREHOLDERS

PARKE BANCORP, INC.

2007 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

Section One
Page
Letter to Shareholders	1

Selected Financial Data	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

Market Prices and Dividends	17

Section Two

Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements	2

Notes to Consolidated Financial Statements	7

Corporate Information	36

_____________________________

Parke Bancorp, Inc. (the “Company”) may from time to time make written or oral “forward-looking statements” including statements contained in this Annual Report and in other communications by the Company which are made in good faith pursuant to the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, such as statements of the Company’s plans, objectives, estimates and intentions that are subject to change based on various important factors (some of which are beyond the Company’s control). The following factors, among others, could cause the Company’s financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements; the strength of the United States economy in general and the strength of the local economies in which the Company’s bank subsidiary, Parke Bank, conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation, interest rate, market and monetary fluctuations; increased competition from both banks and non-banks; legal and regulatory developments; technological changes; mergers and acquisitions; changes in consumer spending and saving habits; and the success of Parke Bank at managing these risks.

To Our Shareholders:

Parke Bancorp posted another year of record earnings as Net Income improved to $5.9 million, an increase of 28%. Earnings per share increased to $1.63 on a fully diluted basis. This accomplishment becomes even more noteworthy when reviewing the economic turbulence in 2007 and the coinciding decline in profits in the banking industry. Our financial results position the Company as one of the top five banks in the country for return on equity, which was 17.17%, for banks under $1 billion in assets and one of the top two banks under $500 million in assets, while our return on assets was 1.41%. Parke Bancorp’s assets grew to $461 million as of December 31, 2007, a 28% increase from the end of the previous year. The growth of the Company was again supported by a 32% increase in our loan portfolio from $311 million as of the end of 2006 to $408 million at December 31, 2007. The primary source of funding for the loans was an increase in our deposits to $379 million, a 31% increase year over year. Our Company continued to be one of the top banks in the nation in the control of expenses with a cost efficiency ratio of 39%, a clear indication of the hard work and dedication of our employees.

The U. S. economy has recently been rocked with a severe decline in the residential real estate market and the coinciding skyrocketing of residential mortgage foreclosures. The credit markets worldwide experienced billions of dollars in portfolio write downs for their sub prime mortgage investments, further crippling the liquidity and credit availability in the nation. The write downs in turn created a rippling effect through the financial and credit markets causing significant market illiquidity and impediments to economic growth and price stability. While the Treasury Department initiated a stimulus package that Congress approved and the Federal Reserve dramatically reduced fed funds rates by 300 basis points, the illiquidity persists and the number of troubling economic indicators continues to increase.

The combination of the credit market malaise and the numerous negative economic indicators has prompted the Federal Reserve to take corrective monetary action in an attempt to head off a possible recession. Interest rates are expected to further decline in a continued effort to support an economy that many economists believe is already in a recession. Based on the continued illiquidity of the credit markets, the Fed’s move does not yet appear to have stabilized the market. Additional pressure has been added to the credit markets by the recent bailout of Bear Stearns who was acquired by J P Morgan with federal government assistance.

The dramatic reduction in interest rates has negatively impacted the Company’s and much of the banking industry’s spread and net interest margin. The interest rates on a significant segment of our loan portfolio that is prime-based was immediately reduced while the interest rates paid on deposits have declined much more slowly, thereby reducing the Company’s net interest income. We have taken steps to reduce our cost of funds by adding alternative funding sources at very competitive pricing. These moves will hopefully equate to a stabilized interest margin and net interest income but will also be dependent upon the Federal Reserve’s future interest rate adjustments.

We opened a new Loan Production Office in 2007 in Havertown, PA to focus on the attractive suburban Philadelphia market. This is a very strong market with a dense high income population and many small to midsize businesses. We are in the process of identifying potential locations in this market area to open a full service branch. The constantly changing dynamics in the banking industry coupled with the currently troubled real estate market and economy makes it very important to carefully and strategically expand our bank’s branch network. We continue to consider attractive retail locations that are either contiguous to or within our existing geographic footprint. Park Bank’s branch network is critical to our success with our Northfield branch, which opened in 2003, surpassing $100 million in deposits and our recently opened Philadelphia branch approaching close to $40 million in deposits in 2007.

The uninterrupted growth and financial strength of Parke Bancorp is dependent on the continued hard work and support of our Board of Directors, the quality and hard work of our staff and the implementation of new products and state of the art technology that provides our customers the best banking services in the industry. We recently implemented branch capture for our retail branches that will add to our efficiency while providing improved funds availability for our retail customers. This technology includes “remote” or “merchant capture” which provides our new and existing customers with the capability of processing their check deposits in their office or store without the need of going to one of our retail branches. The successful implementation and marketing of this new technology will provide us with lower cost funding.

As we approach our 10 year anniversary, 2008 will be our most challenging year. Fortunately, challenges provide opportunity. The continued consolidation in the banking industry combined with many banks in the region experiencing financial uncertainty has provided our Company with new prospects for talented lenders and retail banking personnel. In addition the possibility of accelerated growth exists through a merger or acquisition with an area bank that may view the current banking environment as the time to join a bank with the strength and vision of Parke Bancorp.

We want to thank our shareholders for their continued support during the past year. Despite our strong financial performance during 2007, our stock price was negatively impacted by the overall dismal performance of the banking sector. We are cautiously optimistic that the economic stimulus package recently enacted by Congress combined with the Federal Reserve’s efforts to provide the market with liquidity and lower interest rates will provide the economy with the tools to regain sustained growth. The members of our board, management team and staff will continue to focus on the implementation of our business plan and control costs to further enhance shareholder value.

/s/C.R. “Chuck” Pennoni	/s/Vito S. Pantilione
C.R. “Chuck” Pennoni Chairman	Vito S. Pantilione President and Chief Executive Officer

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)

	At or for the Year Ended December 31,
	2007	2006	2005	2004	2003
BALANCE SHEET DATA:	(Amounts in thousands)
Assets	$460,795	$359,997	$297,810	$224,339	$174,004
Loan Receivables, Net	$402,683	$306,044	$255,461	$185,986	$144,078
Securities-Available for Sale	$29,782	$24,530	$22,023	$24,043	$14,323
Securities-Held to Maturity	$2,456	$2,431	$2,406	$548	$779
Cash and Cash Equivalents	$9,178	$11,261	$4,380	$1,802	$4,267
Deposits	$379,480	$289,929	$232,056	$179,585	$142,447
Borrowings	$40,322	$34,851	$35,967	$20,379	$10,340
Stockholders' Equity	$36,417	$30,709	$27,193	$22,829	$19,993

OPERATIONS DATA:	(Amounts in thousands)
Interest Income	$33,186	$25,476	$17,336	$11,766	$9,444
Interest Expense	17,595	12,023	6,684	3,746	3,182
Net Interest Income	15,591	13,453	10,652	8,020	6,262
Provision for Loan Losses	1,161	940	1,180	825	923
Net interest Income after Provision for Loan Losses	14,430	12,513	9,472	7,195	5,339
Non-Interest Income	1,491	857	896	861	799
Non-Interest Expense	6,325	5,827	4,544	3,589	2,837
Income Before Income Taxes	9,596	7,543	5,824	4,467	3,301
Income Tax Expense	3,744	2,919	2,330	1,744	1,279
Net Income	$5,852	$4,624	$3,494	$2,723	$2,022

PER SHARE DATA:
Basic Income per Common Share	$1.85	$1.49	$1.18	$0.95	$0.73
Diluted Income per Common Share	$1.63	$1.27	$1.00	$0.79	$0.65
Book Value/Common Share	$11.39	$9.68	$8.90	$7.95	$7.06
Cash Dividends Declared per Share	$—	$0.18	$—	$—	$—

PERFORMANCE RATIOS:
Return on Average Assets	1.41%	1.41%	1.35%	1.45%	1.33%
Return on Average Equity	17.17%	15.68%	13.91%	13.24%	10.72%
Net Interest Margin	3.88%	4.25%	4.34%	4.58%	4.40%
Efficiency ratio¹	38.7%	40.7%	39.4%	40.4%	40.2%

CAPITAL RATIOS:
Equity to Assets	7.91%	8.54%	10.96%	10.77%	12.27%
Dividend Payout ratio	—	12.20%	—	—	—
Tier 1 Capital (Risk Weighted)²	11.1%	13.3%	13.9%	12.2%	13.7%
Total Risk Based Capital²	12.4%	14.5%	15.1%	13.4%	14.9%

ASSET QUALITY RATIOS:
Non-Performing Loans/Loans³	0.20%	0.34%	1.00%	0.16%	0.54%
Allowance for Loan Losses/Loans³	1.40%	1.45%	1.38%	1.39%	1.54%
Allowance for Loan Losses / Non-Performing Loans	709.1%	571.9%	137.5%	886.3%	192.5%

____________________________________________________________________________________________

¹ Efficiency ratio for 2007 excludes insurance reimbursements - See Management's Discussion and Analysis
² Ratios are calculated using Parke Bank's Capital
³ Total loans before allowance for loan losses

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Forward Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in the Company’s filings with the Securities and Exchange Commission (including the Proxy Statement and the Annual Report on Form 10-K, including the exhibits), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company.

These forward-looking statements involve risks and uncertainties, such as statements of the Company’s plans, objectives, expectations, estimates and intentions, which are subject to change based on various important factors (some of which are beyond the Company’s control). The following factors, among others, could cause the Company’s financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Bank conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Bank and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors’ products and services; the impact of changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; changes in consumer spending and saving habits; and the success of the Bank at managing the risks resulting from these factors. The Company cautions that the listed factors are not exclusive.

Overview

The Company’s results of operations are dependent primarily on the Bank’s net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense paid on its interest-bearing liabilities, such as deposits and borrowings. The Bank also generates non-interest income such as service charges, Bank Owned Life Insurance income and other fees. The Bank’s non-interest expenses primarily consist of employee compensation and benefits, occupancy expenses, marketing expenses, data processing costs and other operating expenses. The Bank is also subject to losses from its loan portfolio if borrowers fail to meet their obligations. The Bank’s results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

The company recorded net income of $5.9 million, or $1.63 per diluted share, $4.6 million, or $1.27 per diluted share, $3.5 million, or $1.00 per diluted share, for 2007, 2006 and 2005, respectively. Pre-tax earnings amounted to $9.6 million for 2007, $7.5 million for 2006 and $5.8 million for 2005.

Total assets of $460.8 million at December 31, 2007 increased by $100.8 million, or 28.0%, reflecting continued strong loan growth for the Company. Total loans amounted to $408.4 million at year end 2007 resulting in an increase of $97.8 million, or 31.5%, and investment securities grew by $5.3 million, or 19.6% during the past year. This strong asset growth was funded primarily by deposit growth of $89.6 million, or 30.9% coupled with an increase of $5.6 million, or 15.7%, in borrowings during 2007. The Company continues to expand its balance sheet primarily through the generation of loan growth through its effective business development of new and existing business relationships and the addition of the Philadelphia branch in the previous year. Total capital at December 31, 2007 amounted to $36.4 million and increased $5.7 million, or 18.6%, during the past year.

The principal objective of this financial review is to provide a discussion and an overview of our consolidated financial condition and results of operations. This discussion should be read in conjunction with the accompanying financial statements and related notes as well as statistical information included in the Proxy Statement.

Comparative Average Balances, Yields and Rates. The following table sets forth for the periods indicated the Company’s average volume of interest-earning assets and interest-bearing liabilities and average yields and rates. Changes in net interest income from period to period result from increases or decreases in the volume and mix of interest-earning assets and interest-bearing liabilities, increases or decreases in the average rates earned and paid on such assets and liabilities and the availability of particular sources of funds, such as non-interest-bearing deposits.

	For the years ended
	December 31, 2007			December 31, 2006			December 31, 2005
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Assets	(Amounts in thousands, except percentages)
Loans (net of deferred costs/fees)¹	$365,884	$31,232	8.54%	$286,691	$23,993	8.37%	$219,217	$16,108	7.35%
Investment securities	31,267	1,708	5.46%	26,774	1,341	5.01%	24,276	1,159	4.77%
Federal funds sold and cash equivalents	4,788	246	5.15%	2,856	142	4.97%	2,107	69	3.27%
Total interest-earning assets	401,939	$33,186	8.26%	316,321	$25,476	8.05%	245,600	$17,336	7.06%

Allowance for loan loss	(5,098)			(4,051)			(3,009)
Other assets	18,201			16,267			15,322
Total assets	$415,042			$328,537			$257,913

Liabilities and Shareholders' Equity
NOWs	$8,685	$165	1.90%	$9,911	$153	1.54%	$11,023	$150	1.36%
Money markets	26,080	1,136	4.36%	16,657	599	3.59%	12,706	266	3.59%
Savings	27,774	1,038	3.74%	28,991	1,012	3.49%	29,200	797	2.73%
Time deposits	155,284	7,909	5.09%	111,666	5,018	4.49%	77,802	2,572	3.31%
Brokered CDs	100,097	5,172	5.17%	76,374	3,450	4.52%	60,785	2,027	3.33%
Total interest-bearing deposits	317,920	15,420	4.85%	243,599	10,232	4.20%	191,516	5,812	3.03%
Borrowings	39,502	2,175	5.51%	34,321	1,791	5.22%	22,376	872	3.90%
Total interest-bearing liabilities	357,422	$17,595	4.92%	277,920	$12,023	4.33%	213,892	$6,684	3.12%

Non-interest bearing demand deposits	19,591			18,174			16,946
Other liabilities	3,957			2,957			1,948
Shareholder's equity	34,072			29,486			25,127
Total liabilities and shareholders' equity	$415,042			$328,537			$257,913

Net interest income		$15,591			$13,453			$10,652

Interest rate spread (average yield less average rate)			3.34%			3.72%			3.94%

Net interest margin (net interest income/average interest-earning assets)			3.88%			4.25%			4.34%

¹Non-accrual loans are included in the calculation of average balances.

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

	Years ended December 31,
	2007 vs. 2006			2006 vs. 2005

	Variance due to changes in			Variance due to changes in
			Net			Net
	Average	Average	Increase/	Average	Average	Increase/
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Amounts in thousands)
Interest Income:
Loans (net of deferred costs/fees)	$6,627	$612	$7,239	$4,958	$2,927	$7,885
Investment securities	225	142	367	119	63	182
Federal funds sold	96	8	104	25	48	73

Total interest income	6,948	762	7,710	5,102	3,038	8,140

Interest Expense:
Deposits	3,309	1,879	5,188	1,581	2,839	4,420
Borrowed funds	270	114	384	465	454	919

Total interest expense	3,579	1,993	5,572	2,046	3,293	5,339

Net interest income	$3,369	$(1,231)	$2,138	$3,056	$(255)	$2,801

Critical Accounting Policies

Allowance for Losses on Loans. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses. Loans that are determined to be uncollectible are charged against the allowance account, and subsequent recoveries, if any, are credited to the allowance. When evaluating the adequacy of the allowance, an assessment of the loan portfolio will typically include changes in the composition and volume of the loan portfolio, overall portfolio quality and past loss experience, review of specific problem loans, current economic conditions which may affect borrowers’ ability to repay, and other factors which may warrant current recognition. Such periodic assessments may, in management’s judgment, require the Company to recognize additions or reductions to the allowance.

Operating Results for the Years Ended December 31, 2007, 2006 and 2005

Net Interest Income/Margins. The Company’s primary source of earnings is net interest income, which is the difference between income earned on interest-earning assets, such as loans and investment securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowings. The level of net interest income is determined primarily by the average level of balances (“volume”) and the market rates associated with the interest-earning assets and interest-bearing liabilities.

Net interest income amounted to $15.6 million for 2007, which represented an increase of $2.1 million, or 15.9%, above the level of $13.5 million in 2006. This was driven mainly by the growth in commercial loans and partially offset by lower yields associated with the 100 basis point decline in the prime rate experienced in the last four months of the year in response to the Federal Reserve lowering the fed funds rate and the generally more costly time deposits. The 2006 results reflected an increase of $2.8 million, or 26.3%, above the level of $10.7 million in 2005 due principally to the growth in average interest-earning assets, primarily loans.

Interest income in 2007 of $33.2 million was $7.7 million, or 30.3%, above the level of 2006 due to an increase in average interest-earning assets of $85.6 million, or 27.1% coupled with a 21 basis point increase on the yield on those assets. This increase in interest-earning assets, which is comprised primarily of loans, occurred despite the 100 basis point decline in the prime rate during the latter part of 2007 as noted above. Interest income in 2006 of $25.5 million, increased by $8.1 million, or 47.0%, due to an increase in average interest-earning assets of $70.7 million year-over-year coupled and an increase in the level of market interest rates during 2006. Average loans, which represented the largest component of the change in average interest-earning assets in both years, increased by $79.2 million, or 27.6%, and by $67.4 million, or 30.8%, during 2007 and 2006, respectively.

Interest expense in 2007 amounted to $17.6 million resulting in an increase of $5.6 million, or 46.4%, above the prior year’s level due to an increase in average interest-bearing liabilities of $79.5 million, or 28.6%, and an increase in the rate paid on those interest-bearing liabilities of 59 basis points from the prior year. Interest rates paid for all retail and brokered deposits increased year over year as rates paid on short term funding remained relatively high compared to the movement of market interest rates. Interest expense of $12.0 million in 2006 increased by $5.3 million, or 79.9%, resulting from increased average interest-bearing liabilities year-over-year of $64.0 million, or 29.9%, coupled with an increase in the interest rates paid for both deposits and borrowed funds and a greater concentration of higher cost time deposits within the retail deposit base. Average interest-bearing deposits amounted to $317.9 million in 2007 and increased by $74.3 million, or 30.5%, from the level of $243.6 million in 2006 which increased by $52.1 million, or 27.2%, from the average in 2005.

The key performance measure for net interest income is the “net interest margin”, which represents net interest income divided by interest-earning assets. The Company’s net interest income is affected by loan and deposit pricing, the mix of earning assets and deposit products and the impact of market interest rates on borrowings. The net interest margin was 3.88% for 2007 as compared to 4.25% for 2006 and 4.34% for 2005. During 2007, the yield on interest-earning assets increased 21 basis points to 8.26%, while the rates paid for interest-bearing liabilities increased by 59 basis points to 4.92%. During 2006, the yield on average interest-earning assets increased 99 basis points to 8.05%, while the cost of interest-bearing liabilities increased by 121 basis points to 4.33%.

Provision for Loan Losses. The provision for loan losses amounted to $1.2 million, $940 thousand and $1.2 million for 2007, 2006 and 2005, respectively. The provision was directly attributable to the growth in loans during all three years and management’s assessment of required allowances within the portfolio. The level of nonaccrual loans amounted to $805 thousand at December 31, 2007; $789 thousand at December 31, 2006 and $1.9 million at December 31, 2005.

Noninterest Income. Noninterest incomeis principally derived from fee income from loan services, service fees on deposits, BOLI (Bank-Owned Life Insurance) income and gains/losses on the sale of investment securities. Noninterest income was $1.5 million in 2007 versus $857 thousand in 2006 and $896 thousand in 2005.

Service charges on deposit accounts, which amounted to $160 thousand in 2007, increased by $14 thousand, or 11.0%, from the previous year due to an increase in the number of customers and related transaction accounts. Service charges of $146 thousand in 2006, declined $39 thousand, or 21.01%, from $185 thousand in 2005. The decline in 2006 was primarily attributed to the loss of a large commercial lockbox customer.

Loan fees and BOLI income of $448 thousand in 2007 declined from $588 thousand and $597 thousand in 2006 and 2005, respectively. Loan fees consist of “exit fees” that are charged on construction loans if the builder sells the property prior to the completion of the construction project. Exit fees are intended to discourage construction borrowers from starting projects and “flipping out” of the project or selling before it is completed. These loan fees, which are variable in nature and are dependent upon the borrower, amounted to $265 thousand, $416 thousand and $411 thousand in 2007, 2006 and 2005, respectively. In addition, BOLI income of $183 thousand in 2007 increased modestly from $172 thousand in 2006 after experiencing a slight decline from $186 thousand in 2005 due to the surrender of a life insurance policy.

Other miscellaneous fee income, which includes ATM fees, debit card fees, early CD withdrawal penalties, rental income and other miscellaneous income, amounted to $693 thousand in 2007 and $123 thousand in both 2006 and 2005. The increase of $570 thousand during 2007 from the previous year primarily represented insurance reimbursements associated with repossessed asset expense from previous years.

There was a gain on the sale of other real estate owned during 2007 that amounted to $205 thousand. There was a loss on the sale of securities of $15 thousand in 2007, no gains or losses on the sale of securities during 2006, while the sale of securities amounted to a loss of $9 thousand in 2005.

Noninterest Expense. Noninterest expense, which amounted to $6.3 million, reflected an increase of $498 thousand, or 8.5%, above the level of $5.8 million in 2006. The year over year change was mainly comprised of increases in compensation and benefits, occupancy, equipment costs and other operating expenses, which were primarily related to the continued growth of the Company. Noninterest expense for 2005 amounted to $4.5 million.

Compensation and benefits expense for 2007 of $3.1 million increased $345 thousand, or 12.4% during 2007 and $687 thousand, or 32.9%, during 2006 due to routine salary increases, higher benefits expense and increased staff. The staff increases were primarily associated with the opening of a new branch in center city Philadelphia in the second half of 2006 and a new loan production office in Havertown, Pennsylvania in the fall of 2007. Occupancy, equipment and data processing expense amounted to $1.1 million in 2007 versus $1.0 million in 2006 and $858 thousand in 2005. The resulting $104 thousand increase year over year was primarily related to incremental occupancy and equipment costs associated with the new Philadelphia branch facility and Havertown loan production office and increased costs for data processing related to pricing increases and higher activity levels for deposit and loan operations.

Marketing and business development amounted to $270 thousand, $260 thousand and $287 thousand for 2007, 2006 and 2005, respectively.

Professional services amounted to $682 thousand, $681 thousand and $738 thousand in 2007, 2006 and 2005, respectively. The increase in professional expenses associated with Sarbanes Oxley compliance for fiscal year 2007 amounted to $35,000 and was entirely offset by lower legal expenses during the past year. The decline during 2006 was mainly due to the absence of the holding company reorganization expenses of Parke Bancorp, Inc., which occurred in 2005.

Other operating expense of $1.1 million in 2007 increased $35 thousand above the level of $1.1 million recorded in 2006. The increase was associated with higher Federal Deposit Insurance Corporation (FDIC) expense of $70 thousand attributed to an increase in assessment rates for member banks in July of 2007 as well as increases in directors’ fees and travel and entertainment costs. These expenses were partially offset by the lower level of litigation settlement costs in 2007 relative to the previous year. Other operating expenses in 2006 increased by $524 thousand from the 2005 level due to the litigation settlement costs associated with loan participations with other banks in previous years that were subsequently impaired and a more normalized level of loan servicing costs in 2006 relative to 2005. Additionally, increases in shareholder expense, office supplies and travel and entertainment related to the Company’s expansion and growth contributed to the increased expense level in 2006 above the 2005 level.

Income Taxes. Income tax expense amounted to $3.7 million, $2.9 million and $2.3 million for 2007, 2006 and 2005, respectively, resulting in effective tax rates of 39.0%, 38.7% and 40.0% for the respective years.

Financial Condition at December 31, 2007 and December 31, 2006

Total assets at December 31, 2007 amounted to $460.1 million compared to $360.0 million at December 31, 2006, resulting in an increase of $100.8 million, or 28.0%. This increase was driven primarily by loan growth as the Company continued to expand through business development of new and existing business relationships and the added benefit of the Philadelphia retail branch.

Total loans at December 31, 2007 were $408.4 million and represented an increase of $97.8 million, or 31.5% form the level of $310.6 million at December 31, 2006. Growth occurred in all loan categories due to strong business development and the addition of the Philadelphia branch with commercial loan growth of $82.5 million, or 29.3%, representing the majority of the loan growth for 2007. Commercial loans, which are comprised mainly of commercial real estate and construction loans totaled $364.3 million at December 31, 2007. Investment securities amounted to $32.2 million at December 31, 2007 compared to $27.0 million at December 31, 2006. The allowance for loan losses amounted to $5.7 million, or 1.40% of total gross loans at December 31, 2007 and increased by $1.2 million from the level of $4.5 million, or 1.45%, of total gross loans at December 31, 2006 primarily attributable to the loan growth during 2007.

At December 31, 2007, total deposits amounted to $379.5 million resulting in deposit growth of $89.6 million, or 30.9% from the December 31, 2006 level of $289.9 million. Increases in time deposits of $69.3 million and money market accounts of $11.4 million accounted for the majority of the change from year-end 2006 to year-end 2007.

Borrowings, which included Federal Home Loan Bank Advances, repurchase agreements and subordinated debentures amounted to $40.2 million at December 31, 2007, increased by $5.5 million from the level at December 31, 2006 due to an increase in repurchase agreements of $5.0 million and the new issuance of Trust Preferred securities, which were partially offset by a decline of $5.8 million in short term Federal Home Loan Bank Advances.

Shareholders’ equity was $36.4 million at December 31, 2007 an increase of $5.7 million, or 18.6%, from $30.7 million at December 31, 2006. Earnings of $5.9 million and the exercise of warrants and stock options accounted for the increase and were partially offset by the purchase of treasury stock and investment portfolio losses and pension liability adjustments included in other comprehensive income.

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

For significant problem loans, management’s review consists of an evaluation of the financial strengths of the borrower and the guarantor, the related collateral, and the effects of economic conditions. General reserves against the remaining loan portfolio are based on analysis of historical loan loss ratios, loan charge-offs, delinquency trends, previous collection experience, and the risk rating on each individual loan along with an assessment of the effects of external economic conditions.

The Company had approximately $805 thousand in non-accruing loans at December 31, 2007, which amounted to a modest increase from the level of $789 thousand at December 31, 2006. The Company’s Real-Estate Owned (REO), which is included in Other Assets on the Company’s Consolidated Balance Sheets, declined from $1.2 million at December 31, 2006 to zero at December 31, 2007. This reduction was entirely attributed to the sale of the REO property in the second quarter of 2007 that resulted in a pre-tax gain of $205 thousand. Nonperforming loans, as expressed as a percentage of total loans, declined to 0.2% at December 31, 2007 compared to 0.3% at December 31, 2006.

The provision for loan losses is a charge to earnings in the current year to maintain an allowance at a level management has determined to be adequate based upon the factors noted above. The provision for loan losses amounted to $1.2 million, $940 thousand, and $1.2 million for 2007, 2006 and 2005, respectively. Net loan charge-offs amounted to a recovery of $34 thousand in 2007, charge-offs of $3 thousand in 2006 and reflected a decline from charge-offs of $227 thousand in 2005.

At December 31, 2007, the allowance for loan losses was $5.7 million as compared to $4.5 million at December 31, 2006 and $3.6 million at December 31, 2005, which represents increases of $1.2 million and $937 thousand during 2007 and 2006, respectively. The growth in the allowance was primarily driven by the growth in the loan portfolio.

The following table summarizes the allowance activities:

	Years ended December 31,
	2007	2006	2005
	(Amounts in thousands, except percentages)
Allowance for loan losses, beginning of year	$4,511	$3,574	$2,621
Loans charged off	(200)	(3)	(227)
Recoveries	234	—	—
Provision for loan losses	1,161	940	1,180
Allowance for loan losses, end of year	$5,706	$4,511	$3,574

Loans (net of deferred costs/fees) period-end balance	$408,389	$310,555	$259,035

Allowance as percentage of period-end loan balance	1.40%	1.45%	1.38%

Management’s judgment as to the level of losses on existing loans is based upon its internal review of the loan portfolio, including an analysis of the borrowers’ current financial position, the consideration of current and anticipated economic conditions and their potential effects on specific borrowers. In determining the collectability of certain loans, management also considers the fair value of any underlying collateral. There can be no assurances that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance will not be required. In addition, a separate analysis of the loan loss reserve is conducted quarterly by an independent third party vendor.

Interest Rate Sensitivity and Liquidity

Interest rate sensitivity is an important factor in the management of the composition and maturity configurations of earning assets and funding sources. The primary objective of asset/liability management is to ensure the steady growth of our primary earnings component, net interest income. Net interest income can fluctuate with significant interest rate movements. To lessen the impact of interest rate movements, management endeavors to structure the balance sheet so that re-pricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these re-pricing opportunities at any point in time constitute interest rate sensitivity.

The measurement of our interest rate sensitivity, or “gap,” is one of the principal techniques used in asset/liability management. Interest sensitive gap is the dollar difference between assets and liabilities that are subject to interest-rate pricing within a given time period, including both floating rate or adjustable rate instruments and instruments that are approaching maturity.

Our management and the Board of Directors oversee the asset/liability management function through the asset/liability committee of the Board and meeting periodically to monitor and manage the balance sheet, control interest rate exposure, and evaluate our pricing strategies. The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

In theory, interest rate risk can be diminished by maintaining a nominal level of interest rate sensitivity. In practice, this is made difficult by a number of factors including cyclical variation in loan demand, different impacts on interest-sensitive assets and liabilities when interest rates change, and the availability of funding sources. Accordingly, we undertake to manage the interest-rate sensitivity gap by adjusting the maturity of and establishing rates on the earning asset portfolio and certain interest-bearing liabilities commensurate with management’s expectations relative to market interest rates. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize our overall interest rate risk.

Rate Sensitivity Analysis. The interest rate sensitivity position as of December 31, 2007 is presented in the table below. Assets and liabilities are scheduled based on maturity or re-pricing data except for mortgage loans and mortgage-backed securities, which are based on prevailing prepayment assumptions and expected maturities and recent retention experience of core deposits. The difference between rate-sensitive assets and rate-sensitive liabilities or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2007, our interest sensitive liabilities exceeded interest sensitive assets within a one year period by $21.6 million, or 4.7%, of total assets.

	As of December 31, 2007
		Over 3	Over 1	Over 3	Over 5
		Months	Year	Years	Years
	3 Months	Through	Through 3	Through 5	Through
	of Less	12 Months	Years	Years	30 Years	Total
	(Amounts in thousands, except percentages)
Interest-earning assets:
Loans	$208,588	$29,744	$42,394	$117,451	$10,212	$408,389
Investment securities	500	1,081	4,160	5,404	21,093	32,238
Federal funds sold and cash equivalents	4,554	—	—	—	—	4,554

Total interest-earning assets	$213,642	$30,825	$46,554	$122,855	$31,305	$445,181

Interest-bearing liabilities:
Regular savings deposits	$4,453	$4,146	$5,528	$11,056	$5,528	$30,711
NOW and money market deposits	7,513	8,990	11,988	14,326	2,339	45,156
Retail time deposits	32,133	119,817	3,744	3,039	—	158,733
Brokered time deposits	34,429	51,191	30,979	10,412	—	127,011
Borrowed funds	33	3,349	10,638	12,357	13,945	40,322

Total interest-bearing liabilities:	$78,561	$187,493	$62,877	$51,190	$21,812	$401,933

Interest rate sensitive gap	$135,081	$(156,668)	$(16,323)	$71,665	$9,493	$43,248

Cumulative interest rate gap	$135,081	$(21,587)	$(37,910)	$33,755	$43,248	$—

Ratio of rate-sensitive assets to rate-sensitive liabilities	271.94%	16.44%	74.04%	240.00%	143.52%	110.76%

Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity addresses the Company’s ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund current and planned expenditures. Liquidity is derived from increased repayment and income from earning-assets. Our loan to deposit ratio was 107.6%, 107.1% and 111.6% at December 31, 2007, December 31, 2006 and December 31, 2005, respectively. Funds received from new and existing depositors provided a large source of liquidity during 2007 and 2006. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support local growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit.

Brokered deposits are a more volatile source of funding than core deposits and do not increase the deposit franchise of the Bank. In a rising rate environment, the Bank may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with the Bank, they may need to be replaced with borrowings which could increase the Bank’s cost of funds and negatively impact its interest rate spread, financial condition and results of operation. To mitigate the potential negative impact associated with brokered deposits, the Bank joined Promontory Interfinancial Network during 2007 to secure an additional alternative funding source. Promontory, which was founded in part by a former Controller of the Currency and a former Federal Reserve Vice Chairman, provides the Bank an additional source of external funds through their weekly CDARS settlement process. The rates paid are generally less expensive than brokered deposits and can be obtained within one day versus the normal seven to ten days for brokered deposits. At December 31, 2007, the Bank’s CDARS deposits included within the brokered deposit total amounted to $38.1 million. To the extent that retail deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds market. Longer term funding requirements can be obtained through advances from the Federal Home Loan Bank (“FHLB”). As of December 31, 2007, the Bank maintained lines of credit with the FHLB totaling $37.4 million.

As of December 31, 2007, the Bank’s investment securities portfolio included $17.5 million of mortgage-backed securities that provide significant cash flow each month. The majority of the investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank’s residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Presently the mortgage portfolio is pledged to the FHLB as collateral. Management is not aware of any known trends, demands, commitments or uncertainties that are reasonably likely to result in material changes in liquidity.

Off-Balance Sheet Arrangements

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of the Bank’s involvement in these particular classes of financial instruments. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2007, 2006 and 2005, commitments to extend credit amounted to approximately $129.7 million, $117.3 million and $101.8 million, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2007, 2006 and 2005, standby letters of credit with customers were $7.3 million, $7.2 million and $4.5 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2007. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

The following table sets forth information regarding the Bank’s contractual obligations and commitments as of December 31, 2007.

	Payments Due by Period
	(Amounts in thousands)
	Less than			More than
	1 year	1-3 years	4-5 years	5 years	Total

Retail time deposits	$151,950	$5,039	$1,744	$—	$158,733
Brokered time deposits	87,230	37,020	2,761	—	127,011
Borrowed funds	3,250	12,000	5,400	19,672	40,322
Operating lease obligations	214	252	221	231	918
Total contractual obligations	$242,644	$54,311	$10,126	$19,903	$326,984

	Amount of Commitments Expiring by Period
	Less than			More than
	1 year	1-3 years	4-5 years	5 years	Total

Loan commitments	$38,879	$—	$—	$—	$38,879
Lines of credit	61,876	10,573	862	17,490	90,801
Total commitments	$100,755	$10,573	$862	$17,490	$129,680

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

STOCK PERFORMANCE GRAPH

Set forth below is a performance graph for the Common Stock for the most recent five fiscal years ended December 31. The performance graph compares the cumulative total return on the Company’s Common Stock with (i) the cumulative total return on stocks listed on the NASDAQ Capital Market, and (ii) the cumulative total return of NASDAQ Stocks- Commercial Banks (banks with the same SIC code as the Company) listed on the NASDAQ Capital Market. Comparisons assume the investment of $100 as of November 21, 2002, the date the Company’s common stock became listed for quotation on NASDAQ. The respective cumulative total returns are computed with the reinvestment of dividends at the frequency with which dividends, if applicable, were paid during the period.

There can be no assurance that the Company’s future stock performance will be the same or similar to the historical stock performance shown in the graph below. The Company neither makes nor endorses any predictions as to stock price performance. The Stock Price Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed “filed” under such Acts.

	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
Parke Bancorp	-7.1%	24.8%	32.8%	39.2%	56.3%
NASDAQ Composite	2.3%	11.6%	14.0%	25.8%	39.2%
NASDAQ Bank	1.6%	15.4%	13.2%	28.8%	3.2%

MARKET PRICES AND DIVIDENDS

General

The Company’s or the Bank’s common stock has been traded in the over the counter market and listed on the Nasdaq Stock Market under the trading symbol of “PKBK” since it commenced trading upon completion of the Bank’s public offering on November 26, 2002. The following table reflects high and low bid prices as reported on www.nasdaq.com during each quarter of the last two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. Prices reflect a 10% stock dividend paid in April 2007.

The Stock Price Performance Graph shall not be deemed incorported by reference by any general statement incorporating by reference this Annual Report into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference and shall not otherwise be deemed "filed" under such Acts.

2007	High	Low

1st Quarter	$16.72	$14.69
2nd Quarter	$17.75	$15.65
3rd Quarter	$17.85	$15.77
4th Quarter	$17.80	$14.20

2006	High	Low

1st Quarter	$21.91	$14.55
2nd Quarter	$22.71	$17.77
3rd Quarter	$18.93	$15.73
4th Quarter	$17.81	$15.08

The number of stockholders of record of common stock as of March 14, 2008, was approximately 385. This does not reflect the number of persons or entities who held stock in nominee or “street” name through various brokerage firms. At March 14, 2008, there were 3,231,734 shares of our common stock outstanding. The Company paid a one-time special cash dividend of $0.18/share on December 22, 2006 to shareholders of record on December 12, 2006.

Holders of the Company’s common stock are entitled to receive dividends when, and if declared by the Board of Directors out of funds legally available therefore. The timing and amount of future dividends will be within the discretion of the Board of Directors and will depend on the consolidated earnings, financial condition, liquidity, and capital requirements of the Company and its subsidiaries, applicable governmental regulations and policies, and other factors deemed relevant by the Board.

The Company’s ability to pay dividends is substantially dependent upon the dividends it receives from the Bank. Under current regulations, the Bank’s ability to pay dividends is restricted as follows.

Under the New Jersey Banking Act of 1948, a bank may declare and pay dividends only if after payment of the dividend the capital stock of the bank will be unimpaired and either the bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the bank’s surplus.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a- 15(f). The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control- Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

/s/Vito S. Pantilione	/s/Robert A. Kuehl
Vito S. Pantilione President and Chief Executive Officer	Robert A. Kuehl Senior Vice President and Chief Financial Officer

McGladrey & Pullen

Certified Public Accountants

Parke Bancorp, Inc. and Subsidiaries

Consolidated Financial Report

December 31, 2007

    McGladrey & Pullen, LLP is a member firm of RSM International –

    an affiliation of separate and independent legal entities.

Parke Bancorp, Inc. and Subsidiaries

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Parke Bancorp, Inc.

We have audited the consolidated balance sheets of Parke Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management’s assertion about the effectiveness of Parke Bancorp, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2007 included in the accompanying Management’s Report on Internal Control Over Financial Reporting and, accordingly we do not express an opinion thereon.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Standards No. 123R, “Share-Based Payment,” effective January 1, 2006 and Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and other Postretirement Plans” in 2006.

/s/McGladrey & Pullen

Blue Bell, Pennsylvania

March 24, 2008

    McGladrey & Pullen, LLP is a member firm of RSM International –

    an affiliation of separate and independent legal entities.

Parke Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2007 and 2006

(Amounts in thousands, except share data)

	2007	2006

Assets

Cash and due from banks	$4,624	$6,184
Federal funds sold and cash equivalents	4,554	5,077
Cash and cash equivalents	9,178	11,261

Investment securities available for sale, at market value	29,782	24,530
Investment securities held to maturity, at amortized cost
(market value 2007 - $2,410; 2006 - $2,426)	2,456	2,431
Total investment securities	32,238	26,961

Restricted stock, at cost	1,473	1,493

Loans	408,389	310,555
Less: allowance for loan losses	(5,706)	(4,511)
Total net loans	402,683	306,044

Bank owned life insurance	4,815	4,632
Bank premises and equipment, net	3,217	3,432
Accrued interest receivable	2,633	2,095
Other assets	4,558	4,079

	$460,795	$359,997

(continued)

Parke Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets (Continued)

December 31, 2007 and 2006

(Amounts in thousands, except share data)

	2007	2006

Liabilities and Shareholders' Equity

Liabilities
Deposits
Noninterest-bearing demand	$17,869	$18,288
Interest-bearing	361,611	271,641
Total deposits	379,480	289,929

Federal Home Loan Bank borrowings	21,919	24,541
Other borrowed funds	5,000	—
Subordinated debentures	13,403	10,310
Accrued interest payable	1,991	1,849
Other accrued liabilities	2,585	2,659
Total liabilities	424,378	329,288

Commitments and Contingencies (Notes 7 and 15)

Shareholders' Equity
Preferred stock,
1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock,
$.10 par value, 10,000,000 shares authorized; 3,307,569 and 2,884,937 shares issued at December 31, 2007 and 2006, respectively	331	288
Additional paid-in capital	26,798	21,153
Retained earnings	11,897	10,848
Accumulated other comprehensive loss	(790)	(420)
Treasury stock (110,061 shares in 2007 and 61,842 shares in 2006), at cost	(1,819)	(1,160)
Total shareholders' equity	36,417	30,709

	$460,795	$359,997

See Notes to Consolidated Financial Statements.

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statement of Income

Years Ended December 31, 2007, 2006 and 2005

(Amounts in thousands, except share data)

	2007	2006	2005

Interest and Dividend Income
Interest and fees on loans	$31,232	$23,993	$16,108
Interest and dividends on securities	1,708	1,341	1,159
Interest on federal funds sold and cash equivalents	246	142	69
Total interest and dividend income	33,186	25,476	17,336
Interest Expense
Interest on deposits	15,420	10,232	5,812
Interest on borrowings	2,175	1,791	872
Total interest expense	17,595	12,023	6,684
Net interest income	15,591	13,453	10,652
Provision for Loan Losses	1,161	940	1,180
Net interest income after provision for loan losses	14,430	12,513	9,472
Noninterest Income
Loan fees	265	416	411
Gain on sale of other real estate owned	205	—	—
Bank owned life insurance income	183	172	186
Service charges on deposit accounts	160	146	185
Net (loss) on the sale of securities	(15)	—	(9)
Other miscellaneous fee income	693	123	123
Total noninterest income	1,491	857	896
Noninterest Expense
Compensation and benefits	3,117	2,772	2,085
Occupancy and equipment	745	665	575
Data processing	376	349	283
Marketing and business development	270	260	287
Professional services	682	681	738
Other operating expenses	1,135	1,100	576
Total noninterest expense	6,325	5,827	4,544
Income Before Income Tax Expense	9,596	7,543	5,824
Income Tax Expense	3,744	2,919	2,330
Net income	$5,852	$4,624	$3,494
Net Income Per Common Share:
Basic	$1.85	$1.49	$1.18
Diluted	$1.63	$1.27	$1.00
Weighted Average Shares Outstanding:
Basic	3,156,114	3,094,810	2,967,265
Diluted	3,593,682	3,635,073	3,490,418

See Notes to Consolidated Financial Statements.

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statement of Shareholders’ Equity

Years Ended December 31, 2007, 2006 and 2005

(Amounts in thousands, except share data)

				Accumulated
				Other		Total
	Common	Additional	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Paid-In Capital	Earnings	Income (Loss)	Stock	Equity

Balance, December 31, 2004	$218	$19,390	$3,293	$(71)	$—	$22,830
Stock options and warrants exercised	14	1,121	—	—	—	1,135
Treasury stock purchased (2,380 shares)	—	—	—	—	(51)	(51)
Comprehensive income:
Net income	—	—	3,494	—	—	3,494
Change in net unrealized loss on securities available for sale, net of reclassification adjustment and tax effects	—	—	—	(215)	—	(215)
Total comprehensive income						3,279
Balance, December 31, 2005	$232	$20,511	$6,787	$(286)	$(51)	$27,193
Stock options and warrants exercised	9	657	—	—	—	666
Stock compensation	—	37	—	—	—	37
20% common stock dividend	47	(52)	—	—	—	(5)
Treasury stock purchased (59,462 shares)	—	—	—	—	(1,109)	(1,109)
Cash dividends paid ($0.18 per share)	—	—	(563)	—	—	(563)
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	—	(207)	—	(207)
Net income	—	—	4,624	—	—	4,624
Change in net unrealized loss on securities available for sale, net of tax	—	—	—	73	—	73
Total comprehensive income						4,697
Balance, December 31, 2006	$288	$21,153	$10,848	$(420)	$(1,160)	$30,709
Stock options and warrants exercised	14	842	—	—	—	856
Stock compensation	—	33	—	—	—	33
10% common stock dividend	29	4,770	(4,803)	—	—	(4)
Treasury stock purchased (42,035 shares)	—	—	—	—	(659)	(659)
Net income	—	—	5,852	—	—	5,852
Change in net unrealized loss on securities available for sale, net of reclassification adjustment and tax effects	—	—	—	(307)	—	(307)
Pension liability adjustments, net of tax	—	—	—	(63)	—	(63)
Total comprehensive income						5,482

Balance, December 31, 2007	$331	$26,798	$11,897	$(790)	$(1,819)	$36,417

See Notes to Consolidated Financial Statements.

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

Years Ended December 31, 2007, 2006 and 2005

(Amounts in thousands)

	2007	2006	2005

Cash Flows from Operating Activities
Net income	$5,852	$4,624	$3,494
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	301	279	264
Provision for loan losses	1,161	940	1,180
Stock compensation	33	37	—
Bank owned life insurance	(183)	(172)	(186)
Supplemental executive retirement plan	285	230	246
Gain on sale of other real estate owned	(205)	—	—
Realized losses on sales of securities	15	—	9
Net (accretion) amortization of purchase premiums and discounts on securities	(69)	(20)	(73)
Deferred income tax benefit	(569)	(531)	(387)
Changes in operating assets and liabilities:
Increase in accrued interest receivable and other assets	(1,282)	(402)	(745)
(Decrease) increase in accrued interest payable and other accrued liabilities	(324)	1,339	1,112
Net cash provided by operating activities	5,015	6,324	4,914

Cash Flows from Investing Activities
Purchases of investment securities held to maturity	—	—	(1,854)
Purchases of investment securities available for sale	(12,646)	(5,064)	(5,559)
Redemption (purchases) of restricted stock	20	(144)	(285)
Proceeds from sales of investment securities available for sale	985	1,000	5,092
Proceeds from maturities of investment securities available for sale	4,050	—	—
Principal payments on mortgage-backed securities	1,877	1,173	2,188
Investment in trust preferred stock	(93)	—	(310)
Proceeds from sale of other real estate owned	1,780	—	—
Net increase in loans	(98,200)	(51,523)	(70,655)
Purchases of bank premises and equipment	(86)	(631)	(97)
Net cash used in investing activities	(102,313)	(55,189)	(71,480)

Cash Flows from Financing Activities
Proceeds from exercise of stock options and warrants	856	666	1,135
Purchase of treasury stock	(659)	(1,109)	(51)
Cash dividends paid	(4)	(568)	—
Net decrease in Federal Home Loan Bank short term borrowings	(5,862)	(3,248)	(1,890)
Proceeds from Federal Home Loan Bank advances	4,500	8,400	6,250
Payments of Federal Home Loan Bank advances	(1,260)	(3,285)	(1,064)
Net (decrease) increase in other short term borrowings	—	(2,983)	1,983
Proceeds from other long term borrowings	5,000	—	—
Proceeds from issuance of subordinated debentures	3,093	—	10,310
Net increase in interest-bearing deposits	89,970	57,503	50,513
Net (decrease) increase in noninterest-bearing deposits	(419)	370	1,958
Net cash provided by financing activities	95,215	55,746	69,144

Increase (decrease) in cash and cash equivalents	(2,083)	6,881	2,578

Cash and Cash Equivalents, January 1,	11,261	4,380	1,802

Cash and Cash Equivalents, December 31,	$9,178	$11,261	$4,380

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$17,453	$11,248	$5,993
Income taxes	$4,714	$3,510	$2,466

See Notes to Consolidated Financial Statements.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business: Parke Bancorp, Inc. (the “Company”) is a bank holding company headquartered in Sewell, New Jersey. Through subsidiaries, Parke Bancorp provides individuals, corporations and other businesses, and institutions with commercial and retail banking services, principally loans and deposits. Parke Bancorp was incorporated in January 2005 under the laws of the State of New Jersey for the sole purpose of becoming the holding company of Parke Bank (the “Bank”).

Parke Bank is a commercial bank, which was incorporated on August 25, 1998, and commenced operations on January 28, 1999. The Bank is chartered by the New Jersey Department of Banking and Insurance and insured by the Federal Deposit Insurance Corporation. The Bank maintains its principal office at 601 Delsea Drive, Washington Township, New Jersey, and three additional branch office locations, one at 501 Tilton Road, Northfield, New Jersey, one at 567 Egg Harbor Road, Washington Township, New Jersey, and one at 1610 Spruce Street in Philadelphia, Pennsylvania. In redefining its target market the Bank opened a loan production office in Havertown, Pennsylvania during the third quarter of 2007 and closed the loan production office in Millville, New Jersey during the first quarter of 2008.

The accounting and financial reporting policies of Parke Bancorp and Subsidiaries (the “Company”) conform to accounting principles generally accepted in the United States of America (“GAAP”) and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Parke Bancorp, Inc. and its wholly-owned subsidiaries Parke Bank, Parke Capital Markets and Farm Folly, Inc. Parke Capital Trust I, Parke Capital Trust II and Parke Capital Trust III are wholly-owned subsidiaries but are not consolidated because they do not meet the requirements. All significant inter-company balances and transactions have been eliminated.

Investment Securities: Investment securities are classified under one of the following categories: “held to maturity” and accounted for at historical cost, adjusted for accretion of discounts and amortization of premiums; “available for sale” and accounted for at fair market value, with unrealized gains and losses reported as a separate component of shareholders’ equity; or “trading” and accounted for at fair market value, with unrealized gains and losses reported as a component of net income. The Company does not hold trading securities.

At December 31, 2007 and 2006, the Company held investment securities that would be held for indefinite periods of time, including securities that would be used as part of the Company’s asset/liability management strategy and possibly sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as “available for sale” and are carried at fair value, with any temporary unrealized gains or losses reported as a separate component of other comprehensive income, net of the related income tax effect.

Also, at December 31, 2007 and 2006, the Company reported investments in securities that were carried at cost, adjusted for amortization of premium and accretion of discount. The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as “held to maturity.”

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

Investment Securities (continued): Declines in the fair value of individual available for sale and held to maturity securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value, and the losses are included in noninterest income in the statements of operations. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, the length of time a security has been in a loss position, or that management would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

The amortization of premiums and accretion of discounts over the contractual lives of the related securities are recognized in interest income using the interest method. Gains and losses on the sale of such securities are accounted for using the specific identification method.

Restricted Stock: Restricted stock includes investments in the common stock of the Federal Home Loan Bank of New York (“FHLBNY”) and the Atlantic Central Bankers Bank for which no market exists and, accordingly, is carried at cost.

Loans: The Company makes commercial, real estate and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans in the Southern New Jersey and Philadelphia, Pennsylvania markets. The ability of the Company’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal amount, adjusted for charge-offs, the allowance for loan losses and any unamortized deferred fees or costs on originated loans. Interest income on loans is recognized as earned based on contractual interest rates applied to daily principal amounts outstanding.

Loans-Nonaccrual: Loans are placed on nonaccrual status and the accrual of interest income ceases when a default of principal or interest exists for a period of ninety days except when, in management’s judgment, the collection of principal and interest is reasonably anticipated (i.e. the loan is well secured and in the process of collection). Interest receivable on nonaccrual loans previously credited to income is reversed, and subsequently recognized as income only as received if the collection of principal is reasonably assured. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk: The Company’s loans are generally to diversified customers in Southern New Jersey and the Philadelphia area of Pennsylvania. Loans to general building contractors, general merchandise stores, restaurants, motels, warehouse space, and real estate ventures (including construction loans) constitute a majority of commercial loans. The concentrations of credit by type of loan are set forth in Note 4. Generally, loans are collateralized by assets of the borrower and are expected to be repaid from the borrower’s cash flow or proceeds from the sale of selected assets of the borrower.

Loan Fees: Loan fees and direct costs associated with loan originations are netted and deferred. The deferred amount is recognized as an adjustment to loan interest over the term of the related loans using the interest method. Loan brokerage fees, which represent commissions earned for facilitating loans between borrowers and other companies, are recorded in income as earned.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses: The allowance for loan losses is maintained through charges to the provision for loan losses in the Statement of Income as losses are estimated to have occurred. Loans that are determined to be uncollectible are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses in the balance of the loan portfolio, based on an evaluation of collectibility of existing loans and prior loss experience. When evaluating the adequacy of the allowance, an assessment of the loan portfolio will typically include changes in the composition and volume of the loan portfolio, overall portfolio quality and past loss experience, review of specific problem loans, current economic conditions which may affect borrowers’ ability to repay, and other factors which may warrant current recognition. Such periodic assessments may, in management’s judgment, require the Company to recognize additions or reductions to the allowance.

Various regulatory agencies periodically review the adequacy of the Company’s allowance for loan losses as an integral part of their examination process. Such agencies may require the Company to recognize additions or reductions to the allowance based on their evaluation of information available to them at the time of their examination. It is reasonably possible that the above factors may change significantly and, therefore, affect management’s determination of the allowance for loan losses in the near term.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Factors considered by management when evaluating impaired loans include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loans effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately evaluate individual consumer and residential loans for impairment.

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

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

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

The Company adopted the Financial Accounting Standards Board Interpretation 48 as of January 1, 2007, as required, and determined that the adoption did not have a material impact on the Company’s financial position or results of operation. The Company did not recognize any interest or penalties related to income tax during the year ended December 31, 2007 and did not accrue interest or penalties as of December 31, 2007. The Company does not have an accrual for uncertain tax positions as of December 31, 2007, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2004 and thereafter are subject to further examination by tax authorities.

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

Segment Reporting: The Company operates one reportable segment of business, “community banking”. Through its community banking segment, the Company provides a broad range of retail and community banking services.

Reclassifications: Certain items in the 2006 and 2005 financial statements have been reclassified to conform to the 2007 presentation.

Comprehensive Income: Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under GAAP, are excluded from net income, including unrealized gains and losses on available for sale securities and gains or losses, prior service costs or credits, and transition assets or obligations associated with pension or other postretirement benefits that have not been recognized as components of net periodic benefit cost.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

Comprehensive Income (continued): At December 31, 2007, 2006 and 2005, accumulated other comprehensive loss consisted of the following:

	2007	2006	2005
	(Amounts in thousands)
Unrealized gains (losses) on available for sale securities (net of tax of $346, $142 and $191)	$(521)	$(213)	$(287)
Minimum pension liability (net of tax of $180 and $138)	(269)	(207)	—
	$(790)	$(420)	$(287)

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which amends Statement No. 87, “Employers’ Accounting for Pensions,” Statement No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” Statement No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” Statement No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and other related accounting literature.

Statement No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in the statement of financial position and to recognize changes in that funded status through comprehensive income in the year the changes occur. This Statement also requires an employer to measure the funded status of a plan as of the date of the employer’s year-end statement of financial position. The Company adopted the funded status recognition and related disclosure requirements of Statement No. 158 as of December 31, 2006, and measured the funded status of their defined benefit plans as of that date, which resulted in the Company recording a liability of $344,000 as of December 31, 2006, relating to a Supplemental Executive Retirement Plan (“SERP”) (Note 11). The total unfunded liability as of December 31, 2007 was $450,000. The adoption of Statement No. 158 did not materially affect the Company’s financial position or results of operations.

The components of other comprehensive income and related tax effects relating to the unrealized gains and losses on available for sale securities is as follows:

	2007	2006	2005
	(Amounts in thousands)
Unrealized holding gains (losses) on available for sale securities	$(524)	$121	$(367)
Reclassification adjustment for net losses realized in income	15	—	9
Net unrealized gains (losses)	(509)	121	(358)
Tax effect	202	(48)	143
Net-of-tax amount	$(307)	$73	$(215)

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

Earnings Per Common Share: Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options and warrants outstanding. Both basic and diluted earnings per share computations give retroactive effect to stock dividends declared in 2007 and 2006 (Note 13). Earnings per common share have been computed based on the following for 2007, 2006 and 2005:

	2007	2006	2005
Average number of common shares outstanding	3,156,114	3,094,810	2,967,265
Effect of dilutive options	437,568	540,263	523,153

Average number of common shares outstanding used to calculate diluted earnings per common share	3,593,682	3,635,073	3,490,418

Statement of Cash Flows: Cash and cash equivalents include cash on hand, balances due from banks and federal funds sold. For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis.

Stock-Based Employee Compensation: At December 31, 2007 and 2006 the Company had stock-based employee compensation plans, which are described more fully in Note 13. Prior to January 1, 2006 the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations, as permitted by the Financial Accounting Standards Board (“FASB”) Statement No. 123, “Accounting for Stock-Based Compensation”. No stock-based employee compensation cost was recognized in the Statement of Income during the year ended December 31, 2005 as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment”, using the modified-prospective-transition method. The following table illustrates the effect on net income and earnings per share for 2005 if the Company had applied the fair value recognition provisions of Statement 123 to stock-based employee compensation. For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes option-pricing model. Both basic and diluted calculations give retroactive effect to stock dividends declared in 2007 and 2006.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

2005
(Amounts in thousands, except per share amounts)

Net income, as reported	$3,494

Deduct total stock-based compensation expense determined under the fair value method for all awards, net of related tax effects	(670)
Pro forma net income	$2,824

Earnings per share:
Basic:
As reported	$1.18
Pro forma	$0.95
Diluted:
As reported	$1.00
Pro forma	$0.81

All outstanding stock options as of January 1, 2006 were fully vested (in prior years, all options vested upon issuance), thus no compensation expense was subsequently recognized for these options. The Company uses the Black-Scholes option pricing model to estimate the fair value of any stock-based awards granted after 2005.

Under the modified prospective transition method, the Company was required to recognize compensation cost for 1) all share-based payments granted prior to, but not vested as of, January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and 2) for all share-based payments granted on or after January 1, 2006 based on the grant date fair value estimated in accordance with SFAS 123R. In accordance with the modified prospective method, the Company did not restate prior period results.

Recently Issued Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB No. 109”. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN No. 48 effective January 1, 2007 and it did not have a material impact on the Company’s financial position, results of operations or cash flows.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued): In September 2006, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principle, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. In February 2008, the FASB staff issued FSP 157-2 delaying the effective date of this standard for non-financial assets and non-financial liabilities to be effective for fiscal years beginning after November 15, 2008 (January 1, 2009). The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB statement No. 115”. SFAS No. 159 provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. This Standard also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFA No. 159 does not eliminate disclosure requirements included in other accounting standards. The Standard is effective for the Company on January 1, 2008. The Company is currently evaluating whether to elect, if at all, this option and the impact of SFAS No. 159 on its financial statements.

Note 2. Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Company as of December 31, 2007 or 2006, because reserve requirements were covered by vault cash.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 3. Investment Securities

The Company’s investment securities as of December 31, 2007 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
	(Amounts in thousands)
Available For Sale
U.S. Government sponsored entities	$5,486	$13	$—	$5,499
Corporates	7,278	17	(454)	6,841
Mortgage-backed securities	17,885	131	(574)	17,442
Total securities available for sale	$30,649	$161	$(1,028)	$29,782

Held to Maturity
Municipals	$2,456	$—	$(46)	$2,410

The Company’s investment securities as of December 31, 2006 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
	(Amounts in thousands)
Available For Sale
U.S. Government sponsored entities	$6,485	$—	$(69)	$6,416
Corporates	8,348	35	(178)	8,205
Mortgage-backed securities	10,053	34	(178)	9,909
Total securities available for sale	$24,886	$69	$(425)	$24,530

Held to Maturity
Municipals	$2,431	$37	$(42)	$2,426

The amortized cost and estimated market value of investment securities at December 31, 2007 by contractual maturities are shown below. Expected maturities may differ from contractual maturities for mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties; therefore, these securities are not included in the maturity categories in the following maturity summary.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 3. Investment Securities (continued)

	Available For Sale		Held to Maturity
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value
	(Amounts in thousands)
Maturing within one year	$500	$500	$—	$—
Maturing after one year but within five years	1,512	1,509	544	534
Maturing after five years, but within ten years	2,986	2,999	—	—
Maturing after ten years	7,766	7,332	1,912	1,876
	12,764	12,340	2,456	2,410
Mortgage-backed securities	17,885	17,442	—	—
Total securities	$30,649	$29,782	$2,456	$2,410

Gross realized gains on the sale of investment securities were $54,000 in 2005. Gross realized losses on the sale of investment securities were $15,000 in 2007 and $63,000 in 2005. There were no sales of investment securities in 2006.

As of December 31, 2007, approximately $10.4 million of investment securities are pledged as collateral for borrowed funds (Note 9). In addition, securities with a carrying value of $404,000 were pledged to secure public deposits at December 31, 2007.

As of December 31, 2006, approximately $14.3 million of investment securities are pledged as collateral for borrowed funds (Note 9). In addition, securities with a carrying value of $461,000 were pledged to secure public deposits at December 31, 2006.

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2007, are as follows:

	Continuous Unrealized		Continuous Unrealized
	Losses Existing for Less		Losses Existing for 12
	Than 12 Months		Months or More
	Market	Unrealized	Market	Unrealized
	Value	Losses	Value	Losses
	(Amounts in thousands)
Available For Sale
U.S. Government sponsored entities	$—	$—	$—	$—
Corporates	953	(45)	1,853	(409)
Mortgage-backed securities	3,804	(439)	4,318	(135)
	4,757	(484)	6,171	(544)
Held to Maturity
Municipals	643	(16)	1,767	(30)
Total temporarily impaired securities	$5,400	$(500)	$7,938	$(574)

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 3. Investment Securities (continued)

Management does not believe any individual unrealized loss as of December 31, 2007 represents an other-than-temporary impairment. A total of 23 securities are included in the continuous unrealized portion, of which 20 are in the available for sale category. The unrealized losses on these securities are primarily due to changes in general market interest rates. The Company believes it will collect all amounts contractually due on these securities as it has the ability to hold these securities until the fair value is at least equal to the carrying value. Should the impairment become other-than-temporary, the carrying value of the investment will be reduced and the unrealized loss will be recorded in the statement of income.

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2006 are as follows:

	Continuous Unrealized		Continuous Unrealized
	Losses Existing for Less		Losses Existing for 12
	Than 12 Months		Months or More
	Market	Unrealized	Market	Unrealized
	Value	Losses	Value	Losses
	(Amounts in thousands)
Available For Sale
U.S. Government sponsored entities	$1,498	$(2)	$3,918	$(67)
Corporates	746	(3)	836	(175)
Mortgage-backed securities	191	(10)	4,636	(168)
	2,435	(15)	9,390	(410)
Held to Maturity
Municipals	—	—	1,760	(42)
Total temporarily impaired securities	$2,435	$(15)	$11,150	$(452)

Note 4. Loans

The composition of net loans as of December 31, 2007 and 2006 are as follows:

	2007	2006
	(Amounts in thousands)
Commercial	$364,267	$281,819
Residential real estate	26,579	22,192
Consumer	17,923	7,005
Less: net deferred loan fees	(380)	(461)
Total loans	408,389	310,555
Less: allowance for loan losses	(5,706)	(4,511)
Net loans	$402,683	$306,044

At December 31, 2007 and 2006, approximately $27.0 million and $22.9 million, respectively, of residential real estate and consumer loans were pledged to the FHLBNY on borrowings (Note 9).

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 5. Loans to Related Parties

In the normal course of business, the Company has granted loans to officers, directors and their affiliates (related parties). In the opinion of management, the terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with other customers and do not involve more than a normal risk of collectibility.

An analysis of the activity of such related party loans for 2007 and 2006 is as follows:

	2007	2006
	(Amounts in thousands)
Balance, beginning of year	$20,281	$12,347
Advances	5,545	10,176
Less: repayments	(8,163)	(2,242)
Balance, end of year	$17,663	$20,281

Note 6. Allowance for Loan Losses

An analysis of the allowance for loan losses for 2007, 2006 and 2005 is as follows:

	2007	2006	2005
	(Amounts in thousands)
Balance, beginning of year	$4,511	$3,574	$2,621
Provision for loan losses	1,161	940	1,180
Charge offs	(200)	(3)	(227)
Recoveries	234	—	—
Balance, end of year	$5,706	$4,511	$3,574

Information about impaired loans and nonaccrual loans as of and for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
	(Amounts in thousands)
Impaired loans with a valuation allowance	$—	$2,208
Impaired loans without a valuation allowance	1,996	162
Total impaired loans	$1,996	$2,370

Related allowance for loan losses for impaired loans	$—	$404

Nonaccrual loans	$805	$789

Loans past due ninety days or more and still accruing interest	$—	$267

Average monthly balance of impaired loans	$2,441	$1,255

Interest income recognized on cash basis on impaired loans	$96	$72

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 6. Allowance for Loan Losses (continued)

Nonaccrual loans and loans past due ninety days or more and still accruing interest are included in impaired loans. Interest income of $66,000, $51,000 and $66,000 would have been recorded on non-accrual loans had those loans paid in accordance with their original terms in 2007, 2006 and 2005, respectively.

Note 7. Bank Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of Bank premises and equipment as of December 31, 2007 and 2006 is as follows:

	2007	2006
	(Amounts in thousands)
Land	$470	$470
Building and improvements	3,025	3,007
Furniture and equipment	964	986
Total premises and equipment	4,459	4,463
Less: accumulated depreciation
and amortization	(1,242)	(1,031)
Premises and equipment, net	$3,217	$3,432

Depreciation and amortization expense was $301,000, $279,000, and $264,000 in 2007, 2006 and 2005, respectively.

The Company has non-cancelable operating lease agreements related to its Northfield and Philadelphia branch offices. The term of the Northfield lease is for 10 years through March 2011 with two 5-year renewal options. The term of the Philadelphia lease is for 10 years through June 2016. The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch offices. The Company also has a month to month lease for a loan production office in Millville, New Jersey. In addition, the Company leases certain computer software under an operating lease expiring 2008. At December 31, 2007, the required future rental payments under these leases are as follows:

Years Ending December 31,	Amounts in thousands

2008	$214
2009	137
2010	115
2011	126
2012	95
Thereafter	231
Total minimum lease payments:	$918

Rent expense was approximately $ 234,000 in 2007, $211,000 in 2006 and $155,000 in 2005.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 8. Deposits

Deposits at December 31, 2007 and 2006 consisted of the following:

	2007	2006
	(Amounts in thousands)
Demand deposits, noninterest—bearing	$17,869	$18,288
Demand deposits, interest—bearing	12,993	9,834
Money market deposits	32,163	20,738
Savings deposits	30,711	24,633
Time deposits of $100,000 or more	71,717	53,596
Other time deposits	87,016	75,255
Brokered time deposits	127,011	87,585
Total deposits	$379,480	$289,929

Scheduled maturities of certificates of deposit at December 31, 2007 are as follows:

Year Ending December 31,	Amounts in Thousands

2008	$239,180
2009	33,113
2010	8,946
2011	3,637
2012	868
$285,744

Deposits from related parties totaled approximately $11,789,000 and $8,229,000 at December 31, 2007 and 2006, respectively.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 9. Borrowings

An analysis of borrowings as of December 31, 2007 and 2006 is as follows:

		2007		2006
			Weighted		Weighted
	Maturity Date		Average		Average
	or Range	Amount	Rate	Amount	Rate
		(Amounts in thousands, except rates)
Borrowed funds:
Federal Home Loan Bank — repurchase agreements	January 2007	$—	—	$100	5.39%

Other repurchase agreements	Five to ten years	$5,000	4.61%	$—	—

Federal Home Loan Bank Advances	Less than one year	$3,250	4.83%	$6,909	5.37%
	One to three years	12,000	4.96%	9,250	4.68%
	Three to five years	5,400	5.10%	6,900	5.12%
	Five to ten years	1,269	5.17%	1,382	5.19%
	Totals:	$21,919		$24,441

Subordinated debentures — capital trusts	November 2035	$5,155	6.68%	$5,155	7.03%
	November 2035	5,155	6.25%	5,155	6.25%
	September 2037	3,093	6.49%	—
	Totals:	$13,403		$10,310

At December 31, 2007, the Company had a $37.4 million line of credit from the FHLBNY, of which $21.9 million was outstanding at December 31, 2007.

Certain investment securities (Note 3), loans (Note 4), and FHLBNY stock are pledged as collateral for borrowings.

Subordinated Debentures – Capital Trusts: On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned Subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 6.675% at December 31, 2007. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4,200,000 were contributed to paid-in capital at the Bank. The remaining $955,000 was retained at the Company for future use.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 9. Borrowings (continued)

Subordinated Debentures – Capital Trusts (continued): On August 23, 2005, Parke Capital Trust II, a Delaware statutory business trust and a wholly-owned Subsidiary of the Company, issued $5,000,000 of fixed/variable rate capital trust pass-through securities to investors. Currently, the interest rate is fixed at 6.25%. The fixed/variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% beginning November 23, 2010. Parke Capital Trust II purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4,200,000 were contributed to paid-in capital at the Bank. The remaining $955,000 was retained at the Company for future use.

On June 21, 2007, Parke Capital Trust III, a Delaware statutory business trust and a wholly-owned Subsidiary of the Company, issued $3,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.50% and was 6.49063% at December 31, 2007. Parke Capital Trust III purchased $3,093,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after December 15, 2012, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on September 15, 2037. The proceeds were contributed to paid-in capital at the Bank.

Note 10. Income Taxes

The net deferred tax asset, which is included in other assets at December 31, 2007 and 2006, includes the following:

	2007	2006
	(Amounts in thousands)
Deferred tax assets	$3,126	$2,279
Deferred tax liabilities	(484)	(452)
Net deferred tax asset	$2,642	$1,827

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 10. Income Taxes (continued)

Income tax expense for 2007, 2006 and 2005 consisted of the following:

	2007	2006	2005
	(Amounts in thousands)
Current tax expense:
Federal	$3,358	$2,599	$2,093
State	955	851	624
	4,313	3,450	2,717
Deferred tax (benefit)	(569)	(531)	(387)
Income tax expense	$3,744	$2,919	$2,330

The components of the net deferred tax asset are as follows:

	2007	2006
	(Amounts in thousands)
Allowance for loan losses	$2,283	$1,745
Deferred loan costs	(114)	(167)
Securities available for sale	346	142
Minimum pension liability	180	138
Other	(53)	(31)
	$2,642	$1,827

A reconciliation of the Company’s effective income tax rate with the statutory federal rate for 2007, 2006 and 2005 is as follows:

	2007	2006	2005
	(Amounts in thousands)
Tax expense at statutory rate (35%)	$3,358	$2,640	$2,038
Benefit of income taxed at lower rates (1%)	(96)	(75)	(58)
Permanent differences and other, net	(88)	(94)	4
State income taxes, net of Federal tax benefit	570	448	346
	$3,744	$2,919	$2,330

The Company adopted the Financial Accounting Standards Board Interpretation 48 as of January 1, 2007, as required, and determined that the adoption did not have a material impact on the Company’s financial position or results of operation. The Company’s policy is to recognize interest and penalties associated with unrecognized tax liabilities within income tax expense in the Statement of Income. The Company did not recognize any interest or penalties related to income tax during the year ended December 31, 2007 and did not accrue interest or penalties as of December 31, 2007. The Company does not have an accrual for uncertain tax positions as of December 31, 2007, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2004 and thereafter are subject to further examination by tax authorities.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 11. Retirement Plans

Supplemental Executive Retirement Plan: The Company has a Supplemental Executive Retirement Plan (“SERP”) covering certain members of management. The net periodic SERP pension cost was approximately $285,000 in 2007, $230,000 in 2006 and $246,000 in 2005. The unfunded benefit obligation, which was included in other accrued liabilities, was approximately $1,569,000 at December 31, 2007 and $1,179,000 at December 31, 2006.

The benefit obligation at December 31, 2007 and December 31, 2006 was calculated as follows:

	2007	2006
	(Amounts in thousands)

Benefit obligation, January 1	$1,179	$894
Service cost	180	153
Interest cost	72	53
(Gain) loss	138	79

Benefit obligation, December 31	$1,569	$1,179

The net periodic pension cost for 2007 and 2006 was calculated as follows:

	2007	2006
	(Amounts in thousands)

Service cost	$180	$153
Interest cost	72	53
(Gain) loss	9	—
Prior service cost recognized	24	24

	$285	$230

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.5% for both 2007 and 2006. The expected rate of compensation increase was 4.0% for both 2007 and 2006.

Simple IRA Plan: The Company had a simple IRA Plan (the “Plan”) covering substantially all employees. The Company was required to contribute 2% of the employees’ eligible salary to the Plan. All Company contributions are immediately vested. Plan expense amounted to approximately $44,000 in 2007, $38,000 in 2006 and $33,000 in 2005.

In January 2008, the Company eliminated the simple IRA Plan and replaced it with a 401K Plan. Under the new Plan, the Company is required to contribute 3% of all qualifying employees’ eligible salary to the Plan.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 12. Regulatory Matters

Capital Ratios: Parke Bancorp (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Parke Bancorp and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007 and 2006, the Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since December 31, 2007 that management believes have changed the Bank’s capital category.

To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following tables.

					To Be Well-Capitalized
			For Capital		Prompt Under Corrective
	Actual		Adequacy Purposes		Action Provisions
Parke Bank	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2007
(Amounts in thousands)

Total Risk Based Capital	$55,583	12.39%	$35,885	8%	$44,856	10%
(to Risk Weighted Assets)

Tier I Capital	$49,975	11.14%	$17,942	4%	$26,913	6%
(to Risk Weighted Assets)

Tier I Capital	$49,975	11.19%	$17,867	4%	$22,334	5%
(to Average Assets)

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 12. Regulatory Matters (continued)

Capital Ratios (continued):

					To Be Well-Capitalized
			For Capital		Prompt Under Corrective
	Actual		Adequacy Purposes		Action Provisions
Parke Bank	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006
(Amounts in thousands)
Total Risk Based Capital	$44,405	14.50%	$24,499	8%	$30,624	10%
(to Risk Weighted Assets)

Tier I Capital	$40,569	13.25%	$12,249	4%	$18,374	6%
(to Risk Weighted Assets)

Tier I Capital	$40,569	11.55%	$14,054	4%	$17,568	5%
(to Average Assets)

Note 13. Shareholders’ Equity

Reorganization: Parke Bancorp was incorporated in 2005 for the sole purpose of becoming the holding company of the Bank. Parke Bancorp recognized the assets and liabilities transferred at the carrying amounts in the accounts of the Bank as of June 1, 2005, the effective date of the reorganization. The accompanying consolidated financial statements are presented as if the exchange of shares occurred as of January 1, 2005. Pursuant to the Plan of Acquisition, each outstanding share of Parke Bank was converted automatically by operation of law into one share of Parke Bancorp. Parke Bancorp had no activity prior to the completion of this reorganization. Parke Bancorp is authorized to issue 10,000,000 shares of common stock, par value $0.10 per share and 1,000,000 shares of serial preferred stock, par value $0.10 per share. Options and warrants outstanding under the Bank’s various Plans were converted automatically by operation of law into options and warrants to purchase shares of Parke Bancorp on the same terms and conditions.

Common Stock Dividend: In April 2007 and April 2006 the Company paid a 10% and 20% common stock dividend, respectively to shareholders (2007 – 287,249 shares and 2006 – 472,430 shares). All share and per share information has been retroactively adjusted. In December 2006, the Company paid a $.20 cash dividend to shareholders.

Treasury Stock: During 2007 and 2006, the Company repurchased 42,035 and 59,462, respectively, shares of the Company’s common stock.

Stock Options: In 1999, 2002 and 2003, the shareholders approved the Company’s Employee Stock Option Plans and in 2005 the shareholders approved the Company’s Directors and Employee Stock Option Plan (the “Plans”) The Plans are “non-qualified” stock option plans. Reserved for issuance upon the exercise of options granted or to be granted by the Board of Directors is an aggregate of 576,913 shares of common stock. All options issued under the Plans through December 31, 2005 were fully vested upon issuance. All directors and certain officers and employees of the Company have been granted options under the Plans. All stock option amounts and prices included in the following discussions have been adjusted for stock dividends.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 13. Shareholders’ Equity (continued)

Stock Options (continued): Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant. In 2007, there were no options awarded. Options issued in 2006 generally vest over four to five years. Options awarded prior to December 31, 2005 vested upon issuance. All options issued have 10 year contractual terms.

At December 31, 2007, there were 162,457 shares available for grant under the Plans.

Prior to January 1, 2006, the Company accounted for its Plans in accordance with Accounting Principles Board Opinion No. 25 and related interpretations and the disclosure-only provisions of FASB No. 123. Accordingly, no compensation cost has been recognized for the Plan in 2005. Compensation cost that would have been recognized using the fair value method pursuant to FASB No. 123, if the Bank had so elected, would have been approximately $1,117,000 in 2005. Effective January 1, 2006, the Company adopted FAS 123R. The method of determining pro-forma compensation cost for 2005 and compensation expense in 2006 and 2007 was based on certain assumptions, including the past trading ranges of the Bank’s stock, volatility of 25-33%, expected option lives of 5-7 years, risk-free interest rate of 4-5%, and no expected payment of dividends. Compensation expense recognized during 2007 and 2006 amounted to $33,000 and $37,000, respectively.

The following table summarizes stock option activity for the year ended December 31, 2007. The information presented has been adjusted to account for the 10% stock dividend declared and paid in 2007.

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
Options	Shares	Price	Life	Intrinsic Value

Outstanding at January 1, 2007	383,073	$12.29
Granted	—	$—
Exercised	(35,231)	$8.95
Expired/terminated	(8,327)	$15.22
Outstanding at December 31, 2007	339,515	$12.66	6.4	$1,746,000

Exercisable at December 31, 2007	329,615	$12.52	6.3	$1,740,000

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 13. Shareholders’ Equity (continued)

Stock Options (continued): The following table summarizes stock option activity for the year ended December 31, 2006. The information presented has been adjusted to account for the stock dividends declared and paid in 2007 and 2006.

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual	Aggregate
Options	Shares	Price	Life	Intrinsic Value

Outstanding at January 1, 2006	364,065	$12.03
Granted	19,800	$17.10
Exercised	(792)	$14.58
Expired/terminated	—	$—
Outstanding at December 31, 2006	383,073	$12.29	7.3	$1,365,000

Exercisable at December 31, 2006	368,223	$12.11	7.2	$1,378,000

The following table summarizes stock option activity for the year ended December 31, 2005. The information presented has been adjusted to account for the stock dividends declared and paid in 2007 and 2006.

		Weighted
		Average
Options	Shares	Exercise Price

Outstanding at January 1, 2005	176,044	$7.11
Granted	215,820	$15.53
Exercised	(475)	$8.04
Expired/terminated	(27,324)	$8.02
Outstanding at December 31, 2005	364,065	$12.02

Exercisable at December 31, 2005	364,065	$12.02

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 13. Shareholders’ Equity (continued)

Stock Options (continued): Stock options outstanding and exercisable at December 31, 2007:

Options Outstanding				Options Exercisable

		Weighted-
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life	Price	Outstanding	Price

$5.74	55,321	1.4 years	$5.74	55,321	$5.74
$5.74 - $8.03	54,370	5.1 years	$7.34	54,370	$7.34
$11.36	7,207	6.3 years	$11.36	7,207	$11.36
$13.64 - $17.27	222,617	8.0 years	$15.72	212,717	$15.65

	339,515	6.4 years	$12.66	329,615	$12.52

Stock options outstanding and exercisable at December 31, 2006:

Options Outstanding				Options Exercisable

		Weighted-
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life	Price	Outstanding	Price

$5.74	56,628	2.4 years	$5.74	56,628	$5.74
$5.74	29,558	5.4 years	$5.74	29,558	$5.74
$8.03 - $11.36	62,059	6.6 years	$8.61	62,059	$8.61
$13.67 - $17.27	234,828	9.0 years	$15.68	219,978	$15.57

	383,073	7.3 years	$12.30	368,223	$12.10

The weighted-average grant-date fair value of options granted during the years 2006 and 2005 was $6.67 and $5.17, respectively. The total intrinsic value of options exercised during the years 2007, 2006 and 2005 was $275,000, $3,000 and $140,000, respectively.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 13. Shareholders’ Equity (continued)

Stock Options (continued): A summary of the status of the Company’s nonvested shares as of December 31, 2007 and changes during the year ended December 31, 2007 is as follows:

		Weighted-
		Average Grant-
Nonvested Shares	Shares	Date Fair Value

Nonvested at January 1, 2007	14,850	$6.67
Granted	—	$—
Vested	(4,950)	$6.67
Forfeited	—	$—

Nonvested at December 31, 2007	9,900	$6.67

At December 31, 2007, there was $62,000 of total unrecognized compensation cost relating to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 3 years. The total fair value of shares vested during 2007 was $33,000.

Warrants: In connection with the Company’s initial stock offering in 1998, warrants were issued. After stock dividends, these warrants have a current exercise price of $5.75 per share and expire in 2008. During 2007, 2006 and 2005, warrants exercised were 99,153, 103,861 and 134,372 respectively. At December 31, 2007, 495,764 warrants remained unexercised.

Note 14. Other Related Party Transactions

A member of the Board of Directors is a principal of a commercial insurance agency that provides all the insurance coverage for the Company. The cost of the insurance was approximately $95,000 in 2007, $88,000 in 2006 and $98,000 in 2005. An insurance agency owned by another Board Member provides employee benefits (medical insurance, life insurance, and disability insurance). The cost of these employee benefits totaled $357,000 in 2007, $286,000 in 2006 and $284,000 in 2005.

Note 15. Commitments and Contingencies

The Company has entered into an employment contract with the President of the Company, which provides for continued payment of certain employment salaries and benefits in the event of a change in control, as defined.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of the Company’s involvement in these particular classes of financial instruments. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 15. Commitments and Contingencies (continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties. As of December 31, 2007 and 2006, commitments to extend credit amounted to approximately $129.7 million and $117.3 million, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2007 and 2006, standby letters of credit with customers were $7.3 million and $7.2 million respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2007. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

In the normal course of business, there are outstanding various contingent liabilities such as claims and legal action, which are not reflected in the financial statements. In the opinion of management, no material losses are anticipated as a result of these actions or claims.

Note 16. Fair Value of Financial Instruments

The Company discloses estimated fair values for its significant financial instruments. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of significant financial instruments, for which it is practical to estimate that value:

Cash and Cash Equivalents: The carrying amount of cash, due from banks, and federal funds sold approximates fair value.

Investment Securities: The fair value of investment securities is based upon quoted market prices or dealer quotes.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 16. Fair Value of Financial Instruments (continued)

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

The fair value of performing loans is typically calculated by discounting scheduled cash flows through their estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in each group of loans. The estimate of maturity is based on contractual maturities for loans within each group, or on the Company’s historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic conditions.

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

Borrowings: The fair value of borrowings is based on the discounted value of estimated cash flows. The discounted rate is estimated using the rates currently offered for similar advances or borrowings.

Off-Balance Sheet Instruments: Since the majority of the Company’s off-balance sheet instruments consist of non fee-producing, variable rate commitments, the Company has determined they do not have a distinguishable fair value.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 16. Fair Value of Financial Instruments (continued)

The following table summarizes carrying amounts and fair values for financial instruments at December 31, 2007:

	Carrying Value	Fair Value
	(Amounts in thousands)
Financial Assets:
Cash and cash equivalents	$9,178	$9,178
Investment securities	32,238	32,192
Restricted stock	1,473	1,473
Loans, net	402,683	402,958
Accrued interest receivable	2,633	2,633

Financial Liabilities:
Demand deposits and savings deposits	$93,736	$93,736
Time deposits	285,744	287,204
Borrowings	40,322	41,628
Accrued interest payable	1,991	1,991

The following table summarizes carrying amounts and fair values for financial instruments at December 31, 2006:

	Carrying Value	Fair Value
	(Amounts in thousands)
Financial Assets:
Cash and cash equivalents	$11,261	$11,261
Investment securities	26,961	26,956
Restricted stock	1,493	1,493
Loans, net	306,044	304,779
Accrued interest receivable	2,095	2,095

Financial Liabilities:
Demand deposits and savings deposits	$73,493	$73,493
Time deposits	216,436	219,134
Borrowings	34,851	34,236
Accrued interest payable	1,849	1,849

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 17. Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Amounts in thousands, except per share amounts))
2007

Interest income	$8,647	$8,962	$8,158	$7,419
Interest expense	4,797	4,554	4,364	3,880
Net interest income	3,850	4,408	3,794	3,539
Provision for loan losses	265	186	210	500
Income before income tax expense	2,373	2,683	2,454	2,086
Income tax expense	908	1,055	972	809
Net income	1,465	1,628	1,482	1,277

Net income per common share:
Basic	$0.45	$0.52	$0.47	$0.41
Diluted	$0.41	$0.45	$0.41	$0.36

2006

Interest income	$6,995	$6,753	$6,158	$5,570
Interest expense	3,542	3,241	2,826	2,414
Net interest income	3,453	3,512	3,332	3,156
Provision for loan losses	166	211	328	235
Income before income tax expense	1,860	2,022	1,861	1,800
Income tax expense	649	806	740	724
Net income	1,211	1,216	1,121	1,076

Net income per common share:
Basic	$0.39	$0.39	$0.36	$0.35
Diluted	$0.33	$0.34	$0.30	$0.30

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Statements

Note 18. Parent Company Only Financial Statements

Condensed financial information of the parent company only is presented in the following two tables:

	December 31,
	2007	2006
	(Amounts in thousands)
Assets:
Cash	$55	$70
Investments in subsidiaries	52,366	42,241
Total assets	$52,421	$42,311

Liabilities and Shareholders' Equity:
Subordinated debentures	$13,403	$10,310
Other liabilities	80	70
Shareholders' equity	38,938	31,931
Total liabilities and shareholders' equity	$52,421	$42,311

Statement of Income

	Years ended December 31,
	2007	2006	2005
	(Amounts in thousands)
Income:
Dividends from bank subsidiary	$950	$1,875	$—

Expense:
Interest on subordinated debentures	797	652	214
Other expenses	178	1	—
	975	653	214

Income before income taxes	(25)	1,222	(214)
Provision for income taxes (benefit)	—	—	(86)
Equity in undistributed income of subsidiaries	6,826	4,624	3,623

Net Income	$6,801	$5,846	$3,495

CORPORATE INFORMATION PARKE BANCORP, INC 601 Delsea Drive Washington Township, NJ 08080 (856) 256-2500 www.parkebank.com Board of Directors (Parke Bank and Parke Bancorp, Inc.)

Celestino R. (“Chuck”) Pennoni		Thomas Hedenberg
Chairman of the Board of Directors		Vice Chairman of the Board of Directors

Vito S. Pantilione
President, Chief Executive Officer and Director

Fred G. Choate	Daniel J. Dalton	Arret F. Dobson
Director	Director	Director

Edward Infantolino	Anthony J. Jannetti	Jeffrey H. Kripitz
Director	Director	Director

Richard Phalines	Jack C. Sheppard, Jr.	Ray H. Tresch
Director	Director	Director

Victor Fabietti
CPA/Special Consultant to the Board of Directors

Parke Bancorp Officers

Vito S. Pantilione	Robert A. Kuehl	David O. Middlebrook
President and	Senior Vice President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer	Corporate Secretary

Transfer Agent & Registrar	Independent Auditors	Special Counsel
Registrar and Transfer Company	McGladrey & Pullen, LLP	Malizia Spidi & Fisch
10 Commerce Dr.	512 Township Line Road	901 New York Avenue, NW
Cranford, NJ 07016	One Valley Square, Suite 250	Suite 210 East
	Blue Bell, PA 19422	Washington, D.C. 20001

PARKE BANK

Officers

Vito S. Pantilione	Robert A. Kuehl
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

David O. Middlebrook	Elizabeth A. Milavsky
Senior Vice President, Senior Loan Officer	Senior Vice President

Paul E. Palmieri	Mary Kay Shea
Senior Vice President, Philadelphia Region	Vice President and Controller

James S. Talarico	Milton H. Witte
Vice President	Vice President

John J. Murphy	Allen M. Bachman
Treasurer	Assistant Vice President

Kathleen A. Conover	Dolores M. Calvello
Assistant Vice President	Assistant Vice President

Gil Eubank	Mark A. Prater
Assistant Vice President	Assistant Vice President

Mary Ann Seal	Evette M. Snyder
Assistant Vice President	Assistant Vice President

Branches

Northfield Office	Main Office	Kennedy Office
501 Tilton Road	601 Delsea Drive	567 Egg Harbor Road
Northfield, NJ 08225	Washington Township, NJ 08080	Washington Township, NJ 08080

Philadelphia Office	Havertown Loan Production Office
1610 Spruce Street	614 Darby Road – 2nd Floor
Philadelphia, PA 19103	Havertown, PA 19083
(215) 722-1113	(610) 449-4017

PARKE BANK	PARKE CAPITAL MARKETS	PARKE CAPITAL TRUST I
601 Delsea Drive	601 Delsea Drive	PARKE CAPITAL TRUST II
Washington Township, NJ 08080	Washington Township, NJ 08080	PARKE CAPITAL TRUST III
(856) 256-2500	(856) 256-2500	601 Delsea Drive
Washington Township, NJ 08080
(856) 256-2500