Form 10-K, Exhibit 13
period 2008-12-31
PARKE BANCORP, INC.
filed 2009-03-30
CIK 1315399

PARKE BANCORP, INC.

2008 ANNUAL REPORT TO SHAREHOLDERS

PARKE BANCORP, INC.

2008 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

Section One
Page
Letter to Shareholders	1

Select Financial Data	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

Market Prices and Dividends	17

Section Two

Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements	2

Notes to Consolidated Financial Statements	7

Corporate Information	38

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

To Our Shareholders:

Parke Bancorp remained very profitable with strong growth in 2008. Earnings of the Company decreased from $5.9 million in 2007 to $4.2 million in 2008, a 27.4% decrease. The decline in earnings was due to the “Other Than Temporary Impairment” (OTTI) write down of two private issue Collateralized Mortgage Obligations (CMO’s) in the aggregate amount of $759 thousand, net of taxes. These two CMO’s continue to make all payments as required. Additionally, we had OTTI write downs on our preferred stock holdings in two Government Sponsored Enterprises, The Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The total write down for all OTTI adjustments in 2008 was $1.4 million, after taxes. The Company’s return on average equity was over 11% for 2008, with Stockholders’ Equity growing 10.7% to over $40 million.

The total assets of the Company grew 30.6% in 2008 from $460.8 million as of December 31, 2007 to $602.0 million as of December 31, 2008. The Company’s loan portfolio grew more than 34% in 2008 from $408.4 million as of December 31, 2007 to $547.7 million as of December 31, 2008, a net increase of $139.3 million. The Company’s deposit base also enjoyed strong growth, with an increase of 30.5% as of December 31, 2008 to $495.3 million from $379.5 million as of December 31, 2007. ParkeBank has maintained a conservative 1.42% allowance for loan loss with $2.1 million added in 2008 due to our continued strong loan growth. The prolonged weakness in the real estate market will continue to challenge the banking industry’s loan portfolios, including ours. We are confident that we have the experience and expertise at ParkeBank to work with our borrowers in satisfactorily resolving many of these challenges.

This past year was a distressing year in the world economy and specifically the banking industry. A number of banks failed while major banks all over the world were kept from failing by the infusion of capital by their government. Great Britain now owns 70% of the Royal Bank of Scotland, which owns Citizens Bank in the United States. Investment banks such as Merrill Lynch were taken over, and others like Lehman Brothers failed, while Wachovia Bank was taken over by Wells Fargo Bank in order to preserve its’ viability. There is a multitude of reasons and blame for these failures and for the economic turmoil. Many “experts” put a major portion of the blame for the current economic problems on the lack of available financing from commercial banks. Additionally, many industry experts have repeatedly expressed the hardship that FASB 157 “fair value accounting” rules have had on the banking industry. Banks are forced to book losses on investments that continue to make their payments under the theory that they are “impaired” because there is no longer a liquid market for these securities, even if the banks are not required to sell these securities.

The government “bailout plan”, TARP, has also become a political sword for our Washington representatives. What is lost in all of the rhetoric is the fact that other than the 7 largest banks in the country, only well run banks with high ratings qualified for the government funding. The new TARP regulations have added additional restrictions and requirements that may hurt a bank’s ability to grow and retain qualified management, which has caused many banks, including ours, to consider returning the TARP funding, although we have not made the decision to do so.

The story that is not being printed or headlining TV news programs is that commercial banks are responsible for only 22% of the country’s lending, with the balance provided by insurance companies, conduits, hedge funds and other non-bank sources (shadow banking). We also do not hear about the continued strength of community banks. The vast majority of community banks did not get involved in sub-prime lending or high risk investments and continue to provide funding for quality loans in their communities. ParkeBank is one of those community banks. As a high rated well capitalized bank, the Company qualified and received approximately $16 million of TARP funding. As of December 31, 2008, prior to TARP funding, our capital ratios were very strong. The Bank’s total risk based capital ratio was 11.14%, tier 1 risk based capital was 9.89% and tier 1 leverage capital was 9.46%, all well above the banking regulations definition of “Well Capitalized” of 10%, 6% and 5% respectively. The additional capital that the TARP money provides enables the Company to continue its’ loan growth and to take advantage of opportunities in the market. The potential of this growth needs to be weighed against the negative restrictions and publicity recently levied against TARP recipients.

We are very concerned with the FDIC’s recent proposal to increase our insurance premiums, in addition to a 20% “special assessment”. This is in direct contrast to “Washington’s” repeated statements that banks need to increase lending. The increase in fees, combined with the special assessment is projected to cost ParkeBank an additional $2 million in 2009. This would result in a substantial reduction in our earnings, subsequently our capital and our lending ability.

We celebrated our 10 year anniversary in January of 2009. Ten years ago we started out in a trailer with a little over $8 million in total assets. Today our Bank has over $600 million in total assets and has been a leader in our banking peer group in growth and profitability since we started the Bank. Since then, we opened 4 full service branches, a loan production office and went public. Our shareholders enjoyed very strong growth in our stock price, with four stock dividends issued. Our stock price was over $16.00 per share only 9 months ago but unfortunately has declined to $5.60 per share in February of 2009 in spite of our strong growth, capital and profits. The financial sector has been in a free fall, with strong performance banks like ParkeBank being dragged down with the market.

The Company is in position to take advantage of opportunities that are in the marketplace. We have strengthened our management team, increased our capital and have upgraded our technology. Our online banking, including consumer and business bill pay continues to grow, in addition to expanding our remote banking services, which allows our business customers to make their bank deposits without leaving their office. We have confidence in our country’s ability to rebound from the current economic turbulence and we are structured to not only survive this economic downturn, but to succeed with continued growth and profitability. We appreciate the support of our customers and our shareholders and we will continue with our commitment to provide competitive products to our customers and to maximize shareholder value.

/s/ C. R. Pennoni	/s/ Vito S. Pantilione
C.R. “Chuck” Pennoni	Vito S. Pantilione
Chairman	President and Chief Executive Officer

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)

	At or for the Year Ended December 31,
	2008	2007	2006	2005	2004
	(Amounts in thousands)
BALANCE SHEET DATA:
Assets	$601,952	$460,795	$359,997	$297,810	$224,339
Loan Receivables, Net	$539,883	$402,683	$306,044	$255,461	$185,986
Securities-Available for Sale	$31,930	$29,782	$24,530	$22,023	$24,043
Securities-Held to Maturity	$2,482	$2,456	$2,431	$2,406	$548
Cash and Cash Equivalents	$7,270	$9,178	$11,261	$4,380	$1,802
Deposits	$495,327	$379,480	$289,929	$232,056	$179,585
Borrowings[1]	$61,943	$40,322	$34,851	$35,967	$20,379
Stockholders' Equity	$40,301	$36,417	$30,709	$27,193	$22,829

OPERATIONS DATA:	(Amounts in thousands)
Interest Income	$36,909	$33,186	$25,476	$17,336	$11,766
Interest Expense	19,291	17,595	12,023	6,684	3,746
Net Interest Income	17,618	15,591	13,453	10,652	8,020
Provision for Loan Losses	2,063	1,161	940	1,180	825
Net interest Income after Provision for Loan Losses	15,555	14,430	12,513	9,472	7,195
Non-Interest Income (Loss)	(1,251)	1,491	857	896	861
Non-Interest Expense	7,209	6,325	5,827	4,544	3,589
Income Before Income Taxes	7,095	9,596	7,543	5,824	4,467
Income Tax Expense	2,848	3,744	2,919	2,330	1,744
Net Income	$4,247	$5,852	$4,624	$3,494	$2,723

PER SHARE DATA:
Basic Income per Common Share	$1.13	$1.61	$1.30	$1.03	$0.83
Diluted Income per Common Share	$1.05	$1.42	$1.10	$0.87	$0.69
Book Value per Common Share	$10.35	$11.39	$9.68	$8.90	$7.95
Cash Dividends Declared per Share	$—	$—	$0.18	$—	$—

PERFORMANCE RATIOS:
Return on Average Assets	0.79%	1.41%	1.41%	1.35%	1.45%
Return on Average Equity	11.03%	17.17%	15.68%	13.91%	13.24%
Net Interest Margin	3.36%	3.88%	4.25%	4.33%	4.58%
Efficiency ratio[2]	36.8%	38.7%	40.7%	39.4%	40.4%

CAPITAL RATIOS:
Equity to Assets	6.70%	7.91%	8.54%	10.96%	10.77%
Dividend Payout ratio	0.00%	0.00%	12.20%	0.00%	0.00%
Tier 1 Capital (Risk Weighted)[3]	9.89%	11.10%	13.30%	13.90%	12.20%
Total Risk Based Capital[3]	11.14%	12.40%	14.50%	15.10%	13.40%

ASSET QUALITY RATIOS:
Non-Performing Loans/Loans[4]	1.50%	0.20%	0.34%	1.00%	0.16%
Allowance for Loan Losses/Loans[4]	1.42%	1.40%	1.45%	1.38%	1.39%
Allowance for Loan Losses / Non-Performing Loans	94.6%	709.1%	571.9%	137.5%	886.3%

[1]	Includes subordinated debt
[2]	Efficiency ratio for 2008 excludes write-down of securities and repossessed asset, 2007 excludes insurance reimbursements - see Management's Discussion and Analysis
[3]	Ratios are calculated using Parke Bank's Capital
[4]	Total loans before allowance for loan losses

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

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

Overview

The Company’s results of operations are dependent primarily on the Bank’s net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense paid on its interest-bearing liabilities, such as deposits and borrowings. The Bank also generates non-interest income such as service charges, Bank Owned Life Insurance (BOLI) income and other fees. The Bank’s non-interest expenses primarily consist of employee compensation and benefits, occupancy expenses, marketing expenses, professional services, data processing costs and other operating expenses. The Bank is also subject to losses from its loan portfolio if borrowers fail to meet their obligations. The Bank’s results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

Results of Operation. The Company recorded net income of $4.2 million, or $1.05 per diluted share, $5.9 million, or $1.42 per diluted share and $4.6 million, or $1.10 per diluted share, for 2008, 2007 and 2006, respectively. Pre-tax earnings amounted to $7.1 million for 2008, $9.6 million for 2007 and $7.5 million for 2006.

Total assets of $602.0 million at December 31, 2008 increased by $141.2 million, or 30.6%, reflecting continued strong loan growth for the Company. Total loans amounted to $547.7 million at year end 2008 resulting in an increase of $139.3 million, or 34.1%, and investment securities grew by $2.1 million, or 7.2% during the past year. This strong asset growth was funded primarily by deposit growth of $115.8 million, or 30.5% coupled with an increase of $21.6 million, or 53.6%, in borrowings during 2008. The Company continues to expand its balance sheet primarily through the generation of loan growth through its effective business development of new and existing business relationships. Total capital at December 31, 2008 amounted to $40.3 million and increased $3.9 million, or 10.7%, during the past year.

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

	For the years ended
	December 31, 2008			December 31, 2007			December 31, 2006
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield Rate
	(Amounts in thousands, except percentages)
Assets
Loans (net of deferred costs/fees)¹	$476,994	$34,465	7.23%	$365,884	$31,232	8.54%	$286,691	$23,993	8.37%
Investment securities	39,296	2,250	5.73%	31,267	1,708	5.46%	26,774	1,341	5.01%
Federal funds sold and cash equivalents	7,513	194	2.58%	4,788	246	5.15%	2,856	142	4.97%
Total interest-earning assets	523,802	$36,909	7.05%	401,939	$33,186	8.26%	316,321	$25,476	8.05%

Allowance for loan losses	(6,643)			(5,098)			(4,051)
Other assets	20,330			18,201			16,267
Total assets	$537,490			$415,042			$328,537

Liabilities and Shareholders' Equity
NOWs	$11,730	$276	2.35%	$8,685	$165	1.90%	$9,911	$153	1.54%
Money markets	39,146	1,196	3.06%	26,080	1,136	4.36%	16,657	599	3.59%
Savings	42,683	1,423	3.33%	27,774	1,038	3.74%	28,991	1,012	3.49%
Time deposits	171,420	7,155	4.17%	155,284	7,909	5.09%	111,666	5,018	4.49%
Brokered CDs	153,297	6,909	4.51%	100,097	5,172	5.17%	76,374	3,450	4.52%
Total interest-bearing deposits	418,276	16,959	4.05%	317,920	15,420	4.85%	243,599	10,232	4.20%
Borrowings	54,843	2,332	4.25%	39,502	2,175	5.51%	34,321	1,791	5.22%
Total interest-bearing liabilities	473,119	$19,291	4.08%	357,422	$17,595	4.92%	277,920	$12,023	4.33%

Non-interest bearing demand deposits	21,658			19,591			18,174
Other liabilities	4,205			3,957			2,957
Shareholders' equity	38,508			34,072			29,486
Total liabilities and shareholders' equity	$537,490			$415,042			$328,537

Net interest income		$17,618			$15,591			$13,453

Interest rage spread (average yield less average rate)			2.97%			3.34%			3.72%
Net interest margin (net interest income/average interest-earning assets)			3.36%			3.88%			4.25%

_________

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

	Year’s ended December 31,
	2008 vs. 2007			2007 vs. 2006
	Variance due to changes in			Variance due to changes in
	Average Volume	Average Rate	Increase/ (Decrease)	Average Volume	Average Rate	Increase/ (Decrease)
	(Amounts in thousands)
Interest Income:
Loans (net of deferred costs/fees)	$9,484	$(6,251)	$3,233	$6,627	$612	$7,239
Investment securities	439	103	542	225	142	367
Federal funds sold	140	(192)	(52)	96	8	104

Total interest income	10,063	(6,340)	3,723	6,948	762	7,710

Interest Expense:
Deposits	4,755	(3,216)	1,539	3,309	1,879	5,188
Borrowed funds	844	(687)	157	270	114	384

Total interest expense	5,599	(3,903)	1,696	3,579	1,993	5,572

Net interest income	$4,464	$(2,437)	$2,027	$3,369	$(1,231)	$2,138

Critical Accounting Policies and Estimates

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

Valuation of Investment Securities. Available-for-Sale securities are reported at fair market value with unrealized gains and losses reported, net of deferred taxes, as comprehensive income, a component of stockholders’ equity. Although Held to Maturity securities are reported at amortized cost, the valuation of all securities is subject to impairment analysis at each reporting date. Any impairment that is deemed other than temporary is charged to the income statement as a current period charge. The current market volatility may have an impact on the financial condition and the credit ratings of issuers and hence, the ability of issuers to meet their payment obligations. Accordingly, these conditions could adversely impact the credit quality of the securities, and require an adjustment to the carrying value.

Operating Results for the Years Ended December 31, 2008, 2007 and 2006

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

Net interest income amounted to $17.6 million for 2008, which represented an increase of $2.0 million, or 13.0%, above the level of $15.6 million in 2007. This was driven mainly by the growth in commercial loans and partially offset by a decline in the net interest margin associated with the 400 basis point decline in the prime rate in 2008 in response to the Federal Reserve lowering the fed funds rate. The 2007 results reflected an increase of $2.1 million, or 15.9%, above the level of $13.5 million in 2006 due principally to the growth in average interest-earning assets, primarily loans.

Interest income in 2008 of $36.9 million was $3.7 million, or 11.2%, above the level of 2007 due to an increase in average interest-earning assets of $121.9 million, or 30.3% offset by a 121 basis point decline on the yield on those assets. Interest income in 2007 of $33.2 million, increased by $7.7 million, or 30.3%, due to an increase in average interest-earning assets of $85.6 million year-over-year coupled with an increase in the level of market interest rates during 2007. Average loans, which represented the largest component of the change in average interest-earning assets in both years, increased by $111.1 million, or 30.4%, and by $79.2 million, or 27.6%, during 2008 and 2007, respectively.

Interest expense in 2008 amounted to $19.3 million resulting in an increase of $1.7 million, or 9.6%, above the prior year’s level due to an increase in average interest-bearing liabilities of $115.7 million, or 32.4%, offset by a decrease in the rate paid on those interest-bearing liabilities of 84 basis points from the prior year. With the exception of NOW accounts, interest rates paid for retail and brokered deposits decreased year over year as overall interest rates declined. Interest expense of $17.6 million in 2007 increased by $5.6 million, or 46.3%, resulting from increased average interest-bearing liabilities year-over-year of $79.5 million, or 28.6%, coupled with an increase in the interest rates paid for both deposits and borrowed funds and a greater concentration of higher cost time deposits within the retail deposit base. Average interest-bearing deposits amounted to $418.3 million in 2008 and increased by $100.4 million, or 31.6%, from the level of $317.9 million in 2007 which increased by $74.3 million, or 30.5%, from the average in 2006.

The key performance measure for net interest income is the “net interest margin”, which represents net interest income divided by interest-earning assets. The Company’s net interest income is affected by loan and deposit pricing, the mix of earning assets and deposit products and the impact of market interest rates on borrowings. The net interest margin was 3.36% for 2008 as compared to 3.88% for 2007 and 4.25% for 2006.

Provision for Loan Losses. The provision for loan losses amounted to $2.1 million, $1.2 million and $940 thousand for 2008, 2007 and 2006, respectively. The increase in the provision was driven by the credit quality and growth of the loan portfolio. The level of nonaccrual loans amounted to $8.2 million, or 1.5% of total loans, at December 31, 2008 and $805 thousand, or 0.2% of total loans, at December 31, 2007.

Noninterest Income. Noninterest incomeis principally derived from fee income from loan services, service fees on deposits, BOLI (Bank-Owned Life Insurance) income and gains/losses on the sale of investment securities. Noninterest income aggregated to a loss of $1.3 million in 2008 versus income of $1.5 million in 2007 and $857 thousand in 2006.

The decline was primarily due to the Other Than Temporary Impairment (OTTI) write down, pre-tax, of two private issue Collateralized Mortgage Obligations (CMO’s) in the aggregate amount of $1.3 million, and OTTI write downs on two Government Sponsored Enterprises, the Federal National Mortgage Association’s (Fannie Mae) and the Federal Home Loan Mortgage Corporation’s (Freddie Mac), preferred stock totaling $989 thousand.

Service charges on deposit accounts, which amounted to $188 thousand in 2008, increased by $28 thousand, or 17.5%, from the previous year due to an increase in the number of customers and related transaction accounts. Service charges of $160 thousand in 2007, increased $14 thousand, or 9.6%, from $146 thousand in 2006.

Loan fees of $569 thousand in 2008 increased from $265 thousand and $416 thousand in 2007 and 2006, respectively. Loan fees consist of “exit fees” that are charged on construction loans if the builder sells the property prior to the completion of the construction project. Exit fees are intended to discourage construction borrowers from starting projects and “flipping out” of the project or selling before it is completed. These loan fees are variable in nature and are dependent upon the borrower.

BOLI income of $188 thousand in 2008 increased from $183 thousand in 2007 and $172 thousand in 2006.

Other miscellaneous fee income, which includes ATM fees, debit card fees, early CD withdrawal penalties, rental income and other miscellaneous income, amounted to $83 thousand in 2008, $693 thousand in 2007 and $123 thousand in 2006. The decrease of $610 thousand during 2008 from the previous year primarily represented insurance reimbursements associated with repossessed asset expense from previous years.

There was a gain on the sale of other real estate owned during 2007 that amounted to $205 thousand. There was a loss on the sale of securities of $15 thousand in 2007. There were no gains or losses on sales of assets during 2008.

Noninterest Expense. Noninterest expense, which amounted to $7.2 million, reflected an increase of $884 thousand, or 14.0% above the level of $6.3 million in 2007. The year over year change was the result of a $350 thousand write-off of repossessed collateral in the form of stock holdings in an unrelated bank and increases in compensation and benefits, and other operating expenses, which were primarily related to the continued growth of the Company. Noninterest expense for 2006 amounted to $5.8 million.

Compensation and benefits expense for 2008 of $3.4 million increased $322 thousand, or 10.3% during 2008 and $345 thousand, or 12.4% during 2007 due to routine salary increases, higher benefits expense and increased staff. Occupancy, equipment and data processing expense remained relatively unchanged at approximately $1.0 million in each of the three years from 2006. The $107 thousand increase in 2007 was primarily related to incremental occupancy and equipment costs associated with the new Philadelphia branch facility and Havertown loan production office.

Marketing and business development amounted to $247 thousand, $270 thousand and $260 thousand for 2008, 2007 and 2006, respectively.

Professional services amounted to $801 thousand, $682 thousand and $681 thousand in 2008, 2007 and 2006, respectively. The $119 thousand increase in 2008 was primarily the result of increased legal cost related to loan matters.

Other operating expense of $1.7 million in 2008 increased $544 thousand above the level of $1.1 million recorded in 2007. The increase was associated with the $350 thousand write-off of repossessed collateral and higher Federal Deposit Insurance Corporation (FDIC) expense of $120 thousand attributed to an increase in assessment rates for member banks as well as increases in directors’ fees.

Income Taxes. Income tax expense amounted to $2.8 million, $3.7 million and $2.9 million for 2008, 2007 and 2006, respectively, resulting in effective tax rates of 40.1%, 39.0% and 38.7% for the respective years.

Financial Condition at December 31, 2008 and December 31, 2007

Total assets at December 31, 2008 amounted to $602.0 million compared to $460.8 million at December 31, 2007, resulting in an increase of $141.2 million, or 30.6%. This increase was driven primarily by loan growth as the Company continued to expand through business development of new and existing business relationships.

Total investments, at carrying value, were $34.4 million at December 31, 2008, compared to $32.2 million at December 31, 2007. The recent volatility in the credit and mortgage markets has impacted the value of some of the Bank’s securities. The Bank recognized Other Than Temporary Impairment (OTTI) write downs, pre-tax, on two private issue Collateralized Mortgage Obligations (CMO’s) in the aggregate amount of $1.3 million, and OTTI write downs on two Government Sponsored Enterprises, the Federal National Mortgage Association’s (Fannie Mae) and the Federal Home Loan Mortgage Corporation’s (Freddie Mac), preferred stock totaling $989 thousand. Net unrealized losses on the total investment portfolio aggregated $4.4 million at December 31, 2008. Management continues to closely monitor the portfolio for credit and impairment issues.

Total loans at December 31, 2008 were $547.7 million and represented an increase of $139.3 million, or 34.1%, from $408.4 million at December 31, 2007. Growth occurred in all loan categories due to strong business development with commercial loan growth of $118.8 million, or 32.6%, representing the majority of the loan growth for 2008. Commercial loans, which are comprised mainly of commercial real estate and construction loans totaled $483.1 million at December 31, 2008. The allowance for loan losses amounted to $7.8 million or 1.42% of total gross loans at December 31, 2008 and increased by $2.1 million from the level of $5.7 million, or 1.40%, of total gross loans at December 31, 2007, attributable to the credit quality and growth of the loan portfolio.

At December 31, 2007, total deposits amounted to $495.3 million for deposit growth of $115.8 million, or 30.5% from the December 31, 2007 level of $379.5 million. Increases in time deposits of $60.2 million, money market accounts of $26.9 million and savings accounts of $26.7 million accounted for the majority of the change from year-end 2007 to year-end 2008.

Borrowings, which included Federal Home Loan Bank advances, repurchase agreements and subordinated debentures amounted to $61.9 million at December 31, 2008, an increase of $21.6 million from the level at December 31, 2007 due to an increase in repurchase agreements of $5.0 million and an increase of $16.6 million in short term Federal Home Loan Bank advances.

Shareholders’ equity was $40.3 million at December 31, 2008 an increase of $3.9 million, or 10.7%, from $36.4 million at December 31, 2007. Earnings of $4.2 million and the exercise of warrants accounted for the increase and were partially offset by the purchase of treasury stock and investment portfolio losses and pension liability adjustments included in other comprehensive income.

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

The allowance for loan losses represents a reserve for losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on non-accruing loans; past due and other loans that management believes require special attention.

For significant problem loans, management’s review consists of an evaluation of the financial strengths of the borrower and the guarantor, the related collateral, and the effects of economic conditions. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis for commercial loans in order to establish specific reserves by either the present value of expected future cash flows discounted at the loans effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent .General reserves against the remaining loan portfolio are based on analysis of historical loan loss ratios, loan charge-offs, delinquency trends, previous collection experience, and the risk rating on each individual loan along with an assessment of the effects of external economic conditions.

The Company had approximately $8.2 million in non-accruing loans at December 31, 2008, an increase of $7.4 million from December 31, 2007. The majority of the increase is the result of a $5.2 million multi-family mid-rise and townhouse project going 60 days delinquent at December 31, 2008. The Company’s Real-Estate Owned (REO), which is included in Other Assets on the Company’s Consolidated Balance Sheets, was $859 thousand at December 31, 2008. The balance was zero at December 31, 2007. Nonperforming loans, as expressed as a percentage of total loans, increased to 1.5% at December 31, 2008 compared to 0.2% at December 31, 2007.

The provision for loan losses is a charge to earnings in the current year to maintain an allowance at a level management has determined to be adequate based upon the factors noted above. The provision for loan losses amounted to $2.1 million, $1.2 million, and $940 thousand for 2008, 2007 and 2006, respectively. Net loan charge-offs/recoveries amounted to a recovery of $8 thousand in 2008, a recovery of $34 thousand in 2007 and a charge-off of $3 thousand in 2006.

At December 31, 2008, the allowance for loan losses was $7.8 million as compared to $5.7 million at December 31, 2007 and $4.5 million at December 31, 2006, which represents increases of $2.1 million and $1.2 million during 2008 and 2007, respectively. The growth in the allowance was driven by changes in risks impacting the credit quality and growth of the loan portfolio.

The following table summarizes the allowance activities:

	Years ended December 31,
	2008	2007	2006
	(Amounts in thousands, except percentages)

Allowance for loan losses, beginning of year	$5,706	$4,511	$3,574
Loans charged off	(5)	(200)	(3)
Recoveries	13	234	—
Provision for loan losses	2,063	1,161	940
Allowance for loan losses, end of year	$7,777	$5,706	$4,511

Loans (net of deferred costs/fees) period-end balance	$547,660	$408,389	$310,555

Allowance as percentage of period-end loan balance	1.42%	1.40%	1.45%

Management’s judgment as to the level of losses on existing loans is based upon its internal review of the loan portfolio, including an analysis of the borrowers’ current financial position, the consideration of current and anticipated economic conditions and their potential effects on specific borrowers. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral. There can be no assurances that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance will not be required. In addition, a separate analysis of the loan loss reserve is conducted quarterly by an independent third party vendor as a source of additional information for management’s consideration.

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

Our management and the Board of Directors oversee the asset/liability management function through the asset/liability committee of the Board that meets periodically to monitor and manage the balance sheet, control interest rate exposure, and evaluate our pricing strategies. The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

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

Rate Sensitivity Analysis. The interest rate sensitivity position as of December 31, 2008 is presented in the table below. Assets and liabilities are scheduled based on maturity or re-pricing data except for mortgage loans and mortgage-backed securities, which are based on prevailing prepayment assumptions and expected maturities and recent retention experience of core deposits. The difference between rate-sensitive assets and rate-sensitive liabilities or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2008, our interest sensitive liabilities exceeded interest sensitive assets within a one year period by $54.9 million, or 9.1%, of total assets.

	As of December 31, 2008
	3 Months or Less	Over 3 Months Through 12 Months	Over 1 Year Through 3 Years	Over 3 Years Through 5 Years	Over 5 Years Through 30 Years	Total
	(Amounts in thousands, except percentages)
Interest-earning assets:
Loans	$262,611	$35,399	$32,163	$208,203	$9,284	$547,660
Investment securities	6,810	10,544	3,779	5,864	7,415	34,412
Federal funds sold and cash equivalents	570	—	—	—	—	570

Total interest-earning assets	$269,991	$45,943	$35,942	$214,067	$16,699	$582,642

Interest-bearing liabilities:
Regular savings deposits	$8,196	$7,631	$10,175	$20,350	$11,049	$57,401
NOW and money market deposits	12,003	14,841	19,788	21,860	1,199	69,691
Retail time deposits	52,785	92,571	19,526	4,945	—	169,827
Brokered time deposits	73,797	70,114	25,944	6,292	—	176,147
Borrowed funds	22,781	16,105	6,645	10,880	5,532	61,943

Total interest-bearing liabilities:	$169,562	$201,262	$82,078	$64,327	$17,780	$535,009

Interest rate sensitive gap	$100,429	$(155,319)	$(46,136)	$149,740	$(1,081)	$47,633

Cumulative interest rate gap	$100,429	$(54,890)	$(101,026)	$48,714	$47,633
Ratio of rate-sensitive assets to rate-sensitive liabilities	159.23%	22.83%	43.79%	332.78%	93.92%	108.90%

Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity addresses the Company’s ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund current and planned expenditures. Liquidity is derived from increased repayment and income from earning assets. Our loan to deposit ratio was 110.6% and 107.6% at December 31, 2008 and December 31, 2007 respectively. Funds received from new and existing depositors provided a large source of liquidity during 2008 and 2007. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support loan growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit.

Brokered deposits are a more volatile source of funding than core deposits and do not increase the deposit franchise of the Bank. In a rising rate environment, the Bank may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with the Bank, they may need to be replaced with borrowings which could increase the Bank’s cost of funds and negatively impact its interest rate spread, financial condition and results of operation. To mitigate the potential negative impact associated with brokered deposits, the Bank joined Promontory Interfinancial Network during 2007 to secure an additional alternative funding source. Promontory provides the Bank an additional source of external funds through their weekly CDARS settlement process. The rates are comparable to brokered deposits and can be obtained within a shorter period time than brokered deposits. The Bank’s CDARS deposits included within the brokered deposit total amounted to $36.4 million and $38.3 million at December 31, 2008 and December 31, 2007, respectively. To the extent that retail deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds market. Longer term funding requirements can be obtained through advances from the Federal Home Loan Bank (“FHLB”). As of December 31, 2008, the Bank maintained unused lines of credit with the FHLB totaling $46.6 million. In 2008 the Bank established lines of credit with other financial institutions totaling $16.0 million. These lines were not utilized at December 31, 2008.

As of December 31, 2008, the Bank’s investment securities portfolio included $25.0 million of mortgage-backed securities that provide significant cash flow each month. The majority of the investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank’s residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Presently the residential mortgage loan portfolio and certain qualifying commercial real estate loans are pledged under a blanket lien to the FHLB as collateral. Management is not aware of any known trends, demands, commitments or uncertainties that are reasonably likely to result in material changes in liquidity.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2008 and 2007, commitments to extend credit amounted to approximately $112.8 million and $129.7 million, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2008 and 2007, standby letters of credit with customers were $10.6 million and $7.3 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2008. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

The following table sets forth information regarding the Bank’s contractual obligations and commitments as of December 31, 2008.

	Payments Due by Period
	(Amounts in thousands)
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Retail time deposits	$145,356	$22,768	$1,703	$—	$169,827
Brokered time deposits	143,911	32,236	—	—	176,147
Borrowed funds	30,500	11,900	5,000	14,543	61,943
Operating lease obligations	137	241	161	165	704
Total contractual obligations	$319,904	$67,145	$6,864	$14,708	$408,621

	Amount of Commitments Expiring by Period
	Less than 1 Year	1-3 Years	4-5 Years	More than 5 years	Total

Loan commitments	$27,310	$—	$—	$—	$27,310
Lines of credit	54,312	6,248	4,327	20,563	85,450
Total commitments	$81,622	$6,248	$4,327	$20,563	$112,760

Impact of Inflation and Changing Prices

The consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, nearly all of our assets are monetary in nature. As a result, market interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

STOCK PERFORMANCE GRAPH

The following graph compares for fiscal years 2004 through 2008 the yearly change in the cumulative total return to the holders of our common stock with the cumulative total return of the NASDAQ Composite Index, a broad market in which we participate, and the NASDAQ Bank Index (banks with the same SIC code as the Company). The graph depicts the total return on an investment of $100 based on both stock price appreciation and reinvestment of dividends.

There can be no assurance that the Company’s future stock performance will be the same or similar to the historical stock performance shown in the graph below. The Company neither makes nor endorses any predictions as to stock price performance. The Stock Price Total Return Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed “filed” under such Acts.

	Period Ending
Index	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Parke Bancorp, Inc.	100.00	134.37	143.01	149.81	168.19	83.56
NASDAQ Bank	100.00	110.99	106.18	117.87	91.85	69.88
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72

MARKET PRICES AND DIVIDENDS

General

The Company’s or the Bank’s common stock has been traded in the over the counter market and listed on the Nasdaq Stock Market under the trading symbol of “PKBK” since it commenced trading upon completion of the Bank’s public offering on November 26, 2002. The following table reflects high and low sales prices as reported on www.nasdaq.com during each quarter of the last two fiscal years. Prices reflect a 15% stock dividend paid in April 2008.

2008	High	Low

1st Quarter	$15.47	$12.36
2nd Quarter	$16.34	$10.00
3rd Quarter	$12.92	$8.97
4th Quarter	$9.48	$7.25

2007	High	Low

1st Quarter	$14.54	$12.77
2nd Quarter	$15.43	$13.61
3rd Quarter	$15.52	$13.71
4th Quarter	$15.48	$12.31

The number of stockholders of record of common stock as of March 18, 2009, was approximately 404. This does not reflect the number of persons or entities who held stock in nominee or “street” name through various brokerage firms. At March 18, 2009, there were 4,033,098 shares of our common stock outstanding. The Company paid a one-time special cash dividend of $0.18/share on December 22, 2006 to shareholders of record on December 12, 2006.

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

The Treasury Capital Purchase Program (CPP), see Note 19 of the Notes to the Consolidated Financial Statements, restricts against increasing dividends from the last quarterly cash dividend declared on the Common Stock prior to January 9, 2009.

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

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control- Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 has not been attested to by McGladrey & Pullen, LLP the Company’s independent registered public accounting firm as stated in their report which is included herein pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

/s/ Vito S. Pantilione	/s/ F. Steven Meddick
Vito S. Pantilione	F. Steven Meddick
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Parke Bancorp, Inc. and Subsidiaries

Consolidated Financial Report

December 31, 2008

Parke Bancorp, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Parke Bancorp, Inc.

We have audited the consolidated balance sheets of Parke Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2008 the Company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”.

We were not engaged to examine management’s assertion about the effectiveness of Parke Bancorp, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2008 included in the accompanying Management’s Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

/s/ McGladrey & Pullen, LLP

Blue Bell, Pennsylvania

March 27, 2009

McGladrey & Pullen, LLP is a member firm of RSM International –

an affiliation of separate and independent legal entities.

Parke Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2008 and 2007

(Amounts in thousands, except share data)

	2008	2007

Assets

Cash and due from banks	$6,700	$4,624
Federal funds sold and cash equivalents	570	4,554
Cash and cash equivalents	7,270	9,178

Investment securities available for sale, at market value	31,930	29,782
Investment securities held to maturity, at amortized cost
(market value 2008 - $2,324; 2007 - $2,410)	2,482	2,456
Total investment securities	34,412	32,238

Restricted stock, at cost	2,583	1,473

Loans	547,660	408,389
Less: allowance for loan losses	(7,777)	(5,706)
Total net loans	539,883	402,683

Bank owned life insurance	5,004	4,815
Bank premises and equipment, net	3,014	3,217
Accrued interest receivable	2,976	2,633
Other assets	6,810	4,558

	$601,952	$460,795

(Continued)

Parke Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets (Continued)

December 31, 2008 and 2007

(Amounts in thousands, except share data)

	2008	2007

Liabilities and Shareholders' Equity

Liabilities
Deposits
Noninterest-bearing demand	$22,261	17,869
Interest-bearing	473,066	361,611
Total deposits	495,327	379,480

Federal Home Loan Bank borrowings	38,540	21,919
Other borrowed funds	10,000	5,000
Subordinated debentures	13,403	13,403
Accrued interest payable	1,563	1,991
Other accrued liabilities	2,818	2,585
Total liabilities	561,651	424,378

Commitments and Contingencies (Notes 7 and 15)

Shareholders' Equity
Preferred stock,
1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock,
$.10 par value, 10,000,000 shares authorized; 4,140,231 and 3,307,569 shares issued and outstanding at December 31, 2008 and 2007, respectively	414	331
Additional paid-in capital	35,656	26,798
Retained earnings	8,870	11,897
Accumulated other comprehensive loss	(2,791)	(790)
Treasury stock (130,270 shares in 2008 and 110,061 shares in 2007), at cost	(1,848)	(1,819)
Total shareholders' equity	40,301	36,417

	$601,952	460,795

See Notes to Consolidated Financial Statements.

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2008, 2007 and 2006

(Amounts in thousands, except share data)

	2008	2007	2006
Interest and Dividend Income
Interest and fees on loans	$34,465	$31,232	$23,993
Interest and dividends on securities	2,250	1,708	1,341
Interest on federal funds sold and cash equivalents	194	246	142
Total interest and dividend income	36,909	33,186	25,476

Interest Expense
Interest on deposits	16,959	15,420	10,232
Interest on borrowings	2,332	2,175	1,791
Total interest expense	19,291	17,595	12,023

Net interest income	17,618	15,591	13,453

Provision for Loan Losses	2,063	1,161	940
Net interest income after provision for loan losses	15,555	14,430	12,513

Noninterest Income (loss)
Loan fees	569	265	416
Gain on sale of other real estate owned	—	205	—
Bank owned life insurance income	188	183	172
Service charges on deposit accounts	188	160	146
Net (loss) on the sale of securities	—	(15)	—
Other than temporary decline in value of investments	(2,279)	—	—
Other miscellaneous fee income	83	693	123
Total noninterest income (loss)	(1,251)	1,491	857

Noninterest Expense
Compensation and benefits	3,439	3,117	2,772
Occupancy and equipment	739	745	665
Data processing	304	376	349
Marketing and business development	247	270	260
Professional services	801	682	681
Other operating expenses	1,679	1,135	1,100
Total noninterest expense	7,209	6,325	5,827

Income Before Income Tax Expense	7,095	9,596	7,543

Income Tax Expense	2,848	3,744	2,919

Net income	$4,247	$5,852	$4,624

Net Income Per Common Share:
Basic	$1.13	$1.61	$1.30
Diluted	$1.05	$1.42	$1.10

Weighted Average Shares Outstanding:
Basic	3,746,447	3,629,235	3,568,859
Diluted	4,038,258	4,118,319	4,187,087

See Notes to Consolidated Financial Statements.

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2008, 2007 and 2006

(Amounts in thousands, except share amounts)

				Accumulated
		Additional		Other		Total
	Common	Paid-In	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Stock	Equity
Balance, December 31, 2005	$232	$20,511	$6,787	$(286)	$(51)	$27,193
Stock options and warrants exercised	9	657	—	—	—	666
Stock compensation	—	37	—	—	—	37
20% common stock dividend	47	(52)	—	—	—	(5)
Treasury stock purchased (59,462 shares)	—	—	—	—	(1,109)	(1,109)
Cash dividends paid ($0.18 per share)	—	—	(563)	—	—	(563)
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	—	(207)	—	(207)
Comprehensive income
Net income	—	—	4,624	—	—	4,624
Change in net unrealized loss on securities available for sale, net of tax	—	—	—	73	—	73
Total comprehensive income						4,697
Balance, December 31, 2006	288	21,153	10,848	(420)	(1,160)	30,709
Stock options and warrants exercised	14	842	—	—	—	856
Stock compensation	—	33	—	—	—	33
10% common stock dividend	29	4,770	(4,803)	—	—	(4)
Treasury stock purchased (42,035 shares)	—	—	—	—	(659)	(659)
Comprehensive income (loss)
Net income	—	—	5,852	—	—	5,852
Change in net unrealized loss on securities available for sale, net of reclassification adjustment and tax effects	—	—	—	(307)	—	(307)
Pension liability adjustments, net of tax	—	—	—	(63)	—	(63)
Total comprehensive income						5,482
Balance, December 31, 2007	331	26,798	11,897	(790)	(1,819)	36,417
Stock options and warrants exercised	35	1,647	—	—	—	1,682
Stock compensation	—	(11)	—	—	—	(11)
15% common stock dividend	48	7,222	(7,274)	—	—	(4)
Treasury stock purchased (3,700 shares)	—	—	—	—	(29)	(29)
Comprehensive income (loss)
Net income	—	—	4,247	—	—	4,247
Change in net unrealized loss on securities available for sale, net of reclassification adjustment and tax effects	—	—	—	(2,032)	—	(2,032)
Pension liability adjustments, net of tax	—	—	—	31	—	31
Total comprehensive income						2,246
Balance, December 31, 2008	$414	$35,656	$8,870	$(2,791)	$(1,848)	$40,301

See Notes to Consolidated Financial Statements

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2008, 2007 and 2006

(Amounts in thousands)

	2008	2007	2006

Cash Flows from Operating Activities
Net income	$4,247	$5,852	$4,624
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	306	301	279
Provision for loan losses	2,063	1,161	940
Stock compensation	(11)	33	37
Bank owned life insurance	(189)	(183)	(172)
Supplemental executive retirement plan	326	285	230
Gain on sale of other real estate owned	—	(205)	—
Loss on write down of foreclosed asset	350	—	—
Other than temporary decline in value of investments	2,279	—	—
Realized losses on sales of securities	—	15	—
Net accretion of purchase premiums and discounts on securities	(119)	(69)	(20)
Deferred income tax benefit	(1,506)	(569)	(531)
Changes in operating assets and liabilities:
Increase in accrued interest receivable and other assets	(34)	(1,282)	(402)
(Decrease) increase in accrued interest payable and other accrued liabilities	189	(324)	1,339
Net cash provided by operating activities	7,901	5,015	6,324

Cash Flows from Investing Activities
Purchases of investment securities available for sale	(13,947)	(12,646)	(5,064)
Redemption (purchases) of restricted stock	(1,110)	20	(144)
Proceeds from sales of investment securities available for sale	—	985	1,000
Proceeds from maturities of investment securities available for sale	3,500	4,050	—
Principal payments on mortgage-backed securities	2,727	1,877	1,173
Investment in trust preferred stock	—	(93)	—
Proceeds from sale of other real estate owned	—	1,780	—
Net increase in loans	(140,122)	(98,200)	(51,523)
Purchases of bank premises and equipment	(103)	(86)	(631)
Net cash used in investing activities	(149,055)	(102,313)	(55,189)

Cash Flows from Financing Activities
Proceeds from exercise of stock options and warrants	1,682	856	666
Purchase of treasury stock	(29)	(659)	(1,109)
Cash dividends paid	(4)	(4)	(568)
Net increase (decrease) in Federal Home Loan Bank short term borrowings	11,750	(5,862)	(3,248)
Proceeds from Federal Home Loan Bank advances	10,000	4,500	8,400
Payments of Federal Home Loan Bank advances	—	(1,260)	(3,285)
Net (decrease) increase in other short term borrowings	—	—	(2,983)
Proceeds from other long term borrowings	—	5,000	—
Proceeds from issuance of subordinated debentures	—	3,093	.
Net increase in interest-bearing deposits	111,455	89,970	57,503
Net increase (decrease) in noninterest-bearing deposits	4,392	(419)	370
Net cash provided by financing activities	139,246	95,215	55,746

Increase (decrease) in cash and cash equivalents	(1,908)	(2,083)	6,881

Cash and Cash Equivalents, January 1,	9,178	11,261	4,380

Cash and Cash Equivalents, December 31,	$7,270	$9,178	$11,261

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$19,719	$17,453	$11,248
Income taxes	$3,607	$4,714	$3,510

Supplemental Schedule of Noncash Activities
Real estate acquired in settlement of loans	$859	—	—

See Notes to Consolidated Financial Statements.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

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

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Parke Bancorp, Inc. and its wholly-owned subsidiaries Parke Bank, Parke Capital Markets, Farm Folly, Inc. and Taylors Glen LLC. Parke Capital Trust I, Parke Capital Trust II and Parke Capital Trust III are wholly-owned subsidiaries but are not consolidated because they do not meet the requirements under FIN 46R, Consolidation of Variable Interest Entities. All significant inter-company balances and transactions have been eliminated.

Investment Securities: Investment securities are classified under one of the following categories: “held to maturity” and accounted for at historical cost, adjusted for accretion of discounts and amortization of premiums; “available for sale” and accounted for at fair market value, with unrealized gains and losses reported within accumulated other comprehensive income, a separate component of shareholders’ equity; or “trading” and accounted for at fair market value, with unrealized gains and losses reported as a component of net income. The Company does not hold trading securities.

At December 31, 2008 and 2007, the Company held investment securities that would be held for indefinite periods of time, including securities that would be used as part of the Company’s asset/liability management strategy and possibly sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as “available for sale” and are carried at fair value, with any temporary unrealized gains or losses reported as a separate component of other comprehensive income, net of the related income tax effect.

Also, at December 31, 2008 and 2007, the Company reported investments in securities that were carried at cost, adjusted for amortization of premium and accretion of discount. The Company has the intent and

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

Investment Securities (continued): ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as “held to maturity.”

Declines in the fair value of individual available for sale and held to maturity securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value, and the losses are included in noninterest income in the Consolidated Statements of Income. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, the length of time a security has been in a loss position, or that management would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

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

Loan Fees: Loan fees and direct costs associated with loan originations are netted and deferred. The deferred amount is recognized as an adjustment to loan interest over the term of the related loans using the

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

Loan Fees (continued): interest method. Loan brokerage fees, which represent commissions earned for facilitating loans between borrowers and other companies, are recorded in income as earned.

Allowance for Loan Losses: The allowance for loan losses is maintained through charges to the provision for loan losses in the Consolidated Statements of Income as losses are estimated to have occurred. Loans that are determined to be uncollectible are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses in the balance of the loan portfolio, based on an evaluation of collectibility of existing loans and prior loss experience. When evaluating the adequacy of the allowance, an assessment of the loan portfolio will typically include changes in the composition and volume of the loan portfolio, overall portfolio quality and past loss experience, review of specific problem loans, current economic conditions which may affect borrowers’ ability to repay, and other factors which may warrant current recognition. Such periodic assessments may, in management’s judgment, require the Company to recognize additions or reductions to the allowance.

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

Other Real Estate Owned (OREO): Real estate acquired through foreclosure or other proceedings is carried at estimated fair value less estimated costs of disposal and is included in other assets on the Consolidated Balance Sheets. Costs of improving OREO are capitalized to the extent that the carrying value does not exceed its fair value less estimated selling costs. Holding costs are charged to expense. Gains and losses on sales are recognized in noninterest income as they occur. OREO was $859,000 as of December 31, 2008. There was no OREO as of December 31, 2007.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

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

Bank Premises and Equipment: Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed and charged to expense using the straight-line method over the estimated useful lives of the assets, generally three to forty years. Leasehold improvements are amortized to expense over the shorter of the term of the respective lease or the estimated useful life of the improvements.

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

The Company adopted the Financial Accounting Standards Board Interpretation (FIN) 48 as of January 1, 2007, as required, and determined that the adoption did not have a material impact on the Company’s financial position or results of operation. The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2008 or 2007 and did not accrue interest or penalties. The Company does not have an accrual for uncertain tax positions as of December 31, 2008 or 2007, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2005 and thereafter are subject to further examination by tax authorities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the allowance for loan losses, other than temporary impairment losses on investment securities and the valuation of deferred income taxes.

Segment Reporting: The Company operates one reportable segment of business, “community banking”. Through its community banking segment, the Company provides a broad range of retail and community banking services.

Reclassifications: Certain items in the 2007 and 2006 financial statements have been reclassified to conform to the 2008 presentation.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

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

At December 31, 2008, 2007 and 2006, accumulated other comprehensive loss consisted of the following:

	2008	2007	2006
	(Amounts in thousands)
Unrealized gains (losses) on available for sale securities
(net of tax of $1,701, $346 and $142)	$(2,552)	$(521)	$(213)
Minimum pension liability
(net of tax of $159, $180 and $138)	(239)	(269)	(207)
	$(2,791)	$(790)	$(420)

Financial Accounting Standards Board (“FASB”) Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” amends Statement No. 87, “Employers’ Accounting for Pensions,” Statement No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” Statement No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” Statement No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and other related accounting literature.

Statement No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in the statement of financial position and to recognize changes in that funded status through comprehensive income in the year the changes occur. This Statement also requires an employer to measure the funded status of a plan as of the date of the employer’s year-end statement of financial position. The Company has recorded a liability for the unfunded status of $398,000 and $450,000 as of December 31, 2008 and 2007, respectively, relating to a Supplemental Executive Retirement Plan (“SERP”) (Note 11).

The components of other comprehensive income and related tax effects relating to the unrealized gains and losses on available for sale securities is as follows:

	2008	2007	2006
	(Amounts in thousands)
Unrealized holding gains (losses) on available for sale securities	$(5,665)	$(524)	$121
Reclassification adjustment for net losses realized in income	2,279	15	—
Net unrealized gains (losses)	(3,386)	(509)	121
Tax effect	1,355	202	(48)
Net-of-tax amount	$(2,031)	$(307)	$73

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

Earnings Per Common Share: Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options and warrants outstanding. Both basic and diluted earnings per share computations give retroactive effect to stock dividends declared in 2008 and 2007 (Note 13). Earnings per common share have been computed based on the following for 2008, 2007 and 2006:

	2008	2007	2006

Average number of common shares outstanding	3,746,447	3,629,235	3,568,859
Effect of dilutive options	291,811	489,083	618,228

Average number of common shares outstanding used to calculate diluted earnings per common share	4,038,258	4,118,319	4,187,087

Statement of Cash Flows: Cash and cash equivalents include cash on hand, balances due from banks and federal funds sold. For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis.

Recently Issued Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The Company adopted SFAS No. 157 effective January 1, 2008. Adoption of the Statement did not have a material impact on the Company’s financial condition or results of operations.

SFAS No. 157 became effective for fiscal years beginning after November 15, 2007; however, the FASB has deferred the effective date in Statement 157 for nonfinancial assets and nonfinancial liabilities (except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis — at least annually) with the issuance of FASB Staff Position (FSP) FAS 157-2, Effective Date of FASB Statement No. 157 to fiscal years beginning after November 15, 2008. This deferral does not apply to entities that have issued interim or annual financial statements that include application of the measurement and disclosure provisions of Statement 157. This FSP lists examples of items for which deferral would apply, including nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods (nonrecurring fair value measures). The Company has deferred the disclosures related to the fair value of Other Real Estate Owned as of December 31, 2008. The Company does not expect that adoption of the FSP will have a material impact on its statement of financial condition or results of operations.

FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, was issued on October 10, 2008 and became effective upon issuance. This FSP applies to

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157 and clarifies the application of Statement 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application are accounted for as a change in accounting estimate (SFAS Statement No. 154, Accounting Changes and Error Corrections). The disclosure provisions of Statement 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. Adoption of the FSP did not have a material impact on the Company’s statement of financial condition or results of operations.

FSP Emerging Issues Task Force Issue (“EITF”) 99-20-1 Staff Position (FSP) amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. The objective of an other-than-temporary impairment analysis is to determine whether it is probable that the holder will realize some portion of the unrealized loss on an impaired security. U.S. GAAP indicates that the holder may ultimately realize the unrealized loss on the impaired security because, for example, (a) it is probable that the holder will not collect all of the contractual or estimated cash flows, considering both the timing and amount or (b) the holder lacks the intent and ability to hold the security to recovery. In making its other-than-temporary impairment assessment, the holder should consider all available information relevant to the collectibility of the security, including information about past events, current conditions, and the value of underlying collateral. The EITF became effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. Adoption of the FSP did not have a material impact on the Company’s statement of financial condition or results of operations.

SFAS No. 141 (R), Business Combinations is a revision of a previous statement on business combinations. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB statement No. 115”. SFAS No. 159 provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. This Standard also establishes presentation and disclosure

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards. The Standard is effective for the Company on January 1, 2008. The Company adopted SFAS 159 on January 1, 2008 and has not elected the fair value option for any existing financial assets or liabilities and consequently did not have any adoption-related adjustments.

Note 2. Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Company as of December 31, 2008 or 2007, because reserve requirements were covered by vault cash.

Note 3. Investment Securities

The Company’s investment securities as of December 31, 2008 were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
	(Amounts in thousands)
Available For Sale
U.S. Government sponsored entities	$1,994	$17	$—	$2,011
Corporates	9,229	—	(4,460)	4,769
Mortgage-backed securities	24,960	697	(507)	25,150
Total securities available for sale	$36,183	$714	$(4,967)	$31,930

Held to Maturity
Municipals	$2,482	$6	$(164)	$2,324

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 3. Investment Securities (continued)

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

The amortized cost and estimated market value of investment securities at December 31, 2008 by contractual maturities are shown below. Expected maturities may differ from contractual maturities for mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties; therefore, these securities are not included in the maturity categories in the following maturity summary.

	Available For Sale		Held to Maturity
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value
	(Amounts in thousands)

Maturing within one year	$1,496	$1,472	$—	$—
Maturing after one year but within five years	—	—	542	548
Maturing after five years, but within ten years	1,988	2,004	—	—
Maturing after ten years	5,719	3,304	1,940	1,776
	9,203	6,780	2,482	2,324
Mortgage-backed securities	24,960	25,150	—	—
Total securities	$34,163	$31,930	$2,482	$2,324

Gross realized losses on the sale of investment securities were $15,000 in 2007. There were no sales of investment securities in 2008 and 2006.

As of December 31, 2008, approximately $15.8 million of investment securities are pledged as collateral for borrowed funds (Note 9). In addition, securities with a carrying value of $10.8 million were pledged to secure public deposits at December 31, 2008.

As of December 31, 2007, approximately $10.4 million of investment securities are pledged as collateral for borrowed funds (Note 9). In addition, securities with a carrying value of $404,000 were pledged to secure public deposits at December 31, 2007.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 3. Investment Securities (continued)

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2008, are as follows:

	Continuous Unrealized		Continuous Unrealized
	Losses Existing for Less		Losses Existing for
	Than 12 Months		12 Months or More
	Market	Unrealized	Market	Unrealized
	Value	Losses	Value	Losses
	(Amounts in thousands)
Available For Sale
U.S. Government sponsored entities	$—	$—	$—	$—
Corporates	4,750	(4,480)	—	—
Mortgage-backed securities	1,234	(181)	1,220	(326)
	5,984	(4,661)	1,220	(326)
Held to Maturity
Municipals	1,775	(164)	—	—
Total temporarily impaired securities	$7,759	$(4,825)	$1,220	$(326)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issues and (3) the intent and the ability of the Company to retain its investment in the issues for a period of time sufficient to allow for any anticipated recovery in fair value.

The recent volatility in the credit and mortgage markets has impacted the value of some of the Bank’s securities. The Bank recognized Other Than Temporary Impairment (OTTI) write downs, pre-tax, on two private issue Collateralized Mortgage Obligations (CMO’s) in the aggregate amount of $1.3 million, and OTTI write downs on two Government Sponsored Enterprises, the Federal National Mortgage Association’s (Fannie Mae) and the Federal Home Loan Mortgage Corporation’s (Freddie Mac), preferred stock totaling $989 thousand. Included in unrealized losses is $4.5 million related to the Bank’s investment in Collateralized Debt Obligations. Management continues to closely monitor the portfolio for credit and impairment issues.

Management does not believe any individual unrealized loss as of December 31, 2008 represents an other-than-temporary impairment. A total of 17 securities are included in the continuous unrealized portion, of which 15 are in the available for sale category. The Company believes it will collect all amounts contractually due on these securities as it has the ability to hold these securities until the fair value is at least equal to the carrying value. Should the impairment become other-than-temporary, the carrying value of the investment will be reduced and the unrealized loss will be recorded in the statement of income.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 3. Investment Securities (continued)

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2007 are as follows:

	Continuous Unrealized		Continuous Unrealized
	Losses Existing for Less		Losses Existing for
	Than 12 Months		12 Months or More
	Market	Unrealized	Market	Unrealized
	Value	Losses	Value	Losses
	(Amounts in thousands)
Available For Sale
U.S. Government sponsored entities	$—	$—	$—	$—
Corporates	953	(45)	1,853	(409)
Mortgage-backed securities	3,804	(439)	4,318	(135)
	4,757	(484)	6,171	(544)
Held to Maturity
Municipals	643	(16)	1,767	(30)
Total temporarily impaired securities	$5,400	$(500)	$7,938	$(574)

Note 4. Loans

The composition of net loans as of December 31, 2008 and 2007 are as follows:

	2008	2007
	(Amounts in thousands)
Commercial	$483,062	$364,267
Residential real estate	42,971	26,579
Consumer	22,300	17,923
Less: net deferred loan fees	(673)	(380)
Total loans	547,660	408,389
Less: allowance for loan losses	(7,777)	(5,706)
Net loans	$539,883	$402,683

The Company maintains interest reserves for the purpose of making periodic and timely interest payments for borrowers that qualify. Total loans with interest reserves were $120.8 million and $110.5 million at

December 31, 2008 and December 31, 2007 respectively. Management on a monthly basis reviews loans with interest reserves to assess current and projected performance.

At December 31, 2008 and 2007, approximately $134.1 million and $22.9 million, respectively, of loans were pledged to the FHLB of New York on borrowings (Note 9). This pledge consists of a blanket lien on residential mortgages and certain qualifying commercial real estate loans.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

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

An analysis of the activity of such related party loans for 2008 and 2007 is as follows:

	2008	2007
	(Amounts in thousands)
Balance, beginning of year	$17,663	$20,281
Advances	5,182	5,545
Less: repayments	(2,345)	(8,163)
Balance, end of year	$20,500	$17,663

Note 6. Allowance for Loan Losses

An analysis of the allowance for loan losses for 2008, 2007 and 2006 is as follows:

	2008	2007	2006
	(Amounts in thousands)
Balance, beginning of year	$5,706	$4,511	$3,574
Provision for loan losses	2,063	1,161	940
Charge offs	(5)	(200)	(3)
Recoveries	13	234	—
Balance, end of year	$7,777	$5,706	$4,511

Information about impaired loans and nonaccrual loans as of and for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
	(Amounts in thousands)
Impaired loans with a valuation allowance	$809	$—
Impaired loans without a valuation allowance	9,391	1,996
Total impaired loans	$10,200	$1,996

Related allowance for loan losses for impaired loans	$222	$—

Nonaccrual loans	$8,223	$805

Average monthly balance of impaired loans	$3,280	$2,441

Interest income recognized on cash basis on impaired loans	$30	$96

Interest income of $300,000, $66,000 and $51,000 would have been recorded on non-accrual loans had those loans paid in accordance with their original terms in 2008, 2007 and 2006, respectively.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 7. Bank Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of Bank premises and equipment as of December 31, 2008 and 2007 is as follows:

	2008	2007
	(Amounts in thousands)
Land	$470	$470
Building and improvements	3,028	3,025
Furniture and equipment	1,064	964
Total premises and equipment	4,562	4,459
Less: accumulated depreciation
and amortization	(1,548)	(1,242)
Premises and equipment, net	$3,014	$3,217

Depreciation and amortization expense was $306,000, $301,000, and $279,000 in 2008, 2007 and 2006, respectively.

The Company has non-cancelable operating lease agreements related to its Northfield and Philadelphia branch offices. The term of the Northfield lease is for 10 years through March 2011 with two 5-year renewal options. The term of the Philadelphia lease is for 10 years through June 2016. The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch offices. At December 31, 2008, the required future rental payments under these leases are as follows:

Years Ending December 31,	Amounts in thousands

2009	$137
2010	115
2011	126
2012	95
2013	66
Thereafter	165
Total minimum lease payments:	$704

Rent expense was approximately $185,000 in 2008, $234,000 in 2007 and $211,000 in 2006.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 8. Deposits

Deposits at December 31, 2008 and 2007 consisted of the following:

	2008	2007
	(Amounts in thousands)
Demand deposits, noninterest-bearing	$22,261	$17,869
Demand deposits, interest-bearing	10,638	12,993
Money market deposits	59,053	32,163
Savings deposits	57,401	30,711
Time deposits of $100,000 or more	70,917	71,717
Other time deposits	98,910	87,016
Brokered time deposits	176,147	127,011
Total deposits	$495,327	$379,480

Scheduled maturities of certificates of deposit at December 31, 2008 are as follows:

Year Ending December 31,	Amounts in Thousands

2009	$289,267
2010	45,470
2011	9,534
2012	1,029
2013	674
$345,974

Deposits from related parties totaled approximately $6,955,000 and $11,789,000 at December 31, 2008 and 2007, respectively.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 9. Borrowings

An analysis of borrowings as of December 31, 2008 and 2007 is as follows:

		2008		2007
			Weighted		Weighted
	Maturity Date or		Average		Average
	Range	Amount	Rate	Amount	Rate
		(Amounts in thousands, except rates)
Borrowed funds:

Federal Home Loan Bank — repurchase agreements	May 2013	$5,000	2.65%	$—	—

Other repurchase agreements	Five to ten years	$5,000	4.91%	$5,000	4.61%

Federal Home Loan Bank Advances	Less than one year	$25,500	3.73%	$3,250	4.83%
	One to three years	11,900	4.19%	12,000	4.96%
	Three to five years	—	—	5,400	5.10%
	Five to ten years	1,140	5.02%	1,269	5.17%
	Totals:	$38,540		$21,919

Subordinated debentures — capital trusts	November 2035	$5,155	3.81%	$5,155	6.68%
	November 2035	5,155	6.25%	5,155	6.25%
	September 2037	3,093	3.50%	3,093	6.49%
	Totals:	$13,403		$13,403

At December 31, 2008, the Company had a $90.2 million line of credit from the FHLB of New York, of which $43.5 million, as detailed above, was outstanding. In 2008 the Bank established lines of credit with other financial institutions totaling $16.0 million. These lines were not utilized at December 31, 2008.

Certain investment securities (Note 3), loans (Note 4), and FHLB of New York stock are pledged as collateral for borrowings.

Subordinated Debentures – Capital Trusts: On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned Subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 3.81% at December 31, 2008. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 9. Borrowings (continued)

Subordinated Debentures – Capital Trusts (continued): November 23, 2035. Proceeds of approximately $4,200,000 were contributed to paid-in capital at the Bank. The remaining $955,000 was retained at the Company for future use.

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

On June 21, 2007, Parke Capital Trust III, a Delaware statutory business trust and a wholly-owned Subsidiary of the Company, issued $3,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.50% and was 3.50% at December 31, 2008. Parke Capital Trust III purchased $3,093,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after December 15, 2012, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on September 15, 2037. The proceeds were contributed to paid-in capital at the Bank.

Note 10. Income Taxes

Income tax expense for 2008, 2007 and 2006 consisted of the following:

	2008	2007	2006
	(Amounts in thousands)
Current tax expense:
Federal	$3,395	$3,358	$2,599
State	1,034	955	851
	4,429	4,313	3,450
Deferred tax (benefit)	(1,581)	(569)	(531)
Income tax expense	$2,848	$3,744	$2,919

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 10. Income Taxes (continued)

The components of the net deferred tax asset at December 31, 2008 and 2007 are as follows:

	2008	2007
	(Amounts in thousands)
Deferred tax assets:
Allowance for loan losses	$3,033	$2,195
Investment securities available for sale	893	346
Minimum pension liability	976	412
Stock Compensation	23	28
Depreciation	135	83
Other	41	62
OTTI writedown on securities	912	—
	6,013	3,126
Deferred tax liabilities:
Discount accretion	(150)	(41)
Deferred loan costs	(459)	(114)
BOLI	(393)	(329)
	(1,002)	(484)

Net deferred tax assets	$5,011	$2,642

A reconciliation of the Company’s effective income tax rate with the statutory federal rate for 2008, 2007 and 2006 is as follows:

	2008	2007	2006
	(Amounts in thousands)
At Federal statutory rate	$2,412	$3,358	$2,640
Adjustments resulting from:
State income taxes, net of Federal tax benefit	449	570	448
Other	(13)	(184)	(169)

	$2,848	$3,744	$2,919

Note 11. Retirement Plans

Supplemental Executive Retirement Plan: The Company has a Supplemental Executive Retirement Plan (“SERP”) covering certain members of management. The net periodic SERP pension cost was approximately $326,000 in 2008, $285,000 in 2007 and $230,000 in 2006. The unfunded benefit obligation, which was included in other accrued liabilities, was approximately $1,845,000 at December 31, 2008 and $1,569,000 at December 31, 2007.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 11. Retirement Plans (continued)

The benefit obligation at December 31, 2008 and December 31, 2007 was calculated as follows:

	2008	2007
	(Amounts in thousands)

Benefit obligation, January 1	$1,569	$1,179
Service cost	196	180
Interest cost	90	72
(Gain) loss	(10)	138

Benefit obligation, December 31	$1,845	$1,569

The net periodic pension cost for 2008 and 2007 was calculated as follows:

	2008	2007
	(Amounts in thousands)

Service cost	$196	$180
Interest cost	90	72
(Gain) loss	16	9
Prior service cost recognized	24	24

	$326	$285

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.5% for both 2008 and 2007. The expected rate of compensation increase was 4.0% for both 2008 and 2007.

Defined Contribution Plans: The Company had a SIMPLE IRA Plan (the “Plan”) covering substantially all employees. The Company was required to contribute 2% of the employees’ eligible salary to the Plan. All Company contributions are immediately vested. Plan expense amounted to approximately $44,000 in 2007 and $38,000 in 2006.

In January 2008, the Company eliminated the SIMPLE IRA Plan and replaced it with a 401k Plan. Under the new Plan, the Company is required to contribute 3% of all qualifying employees’ eligible salary to the Plan. The Plan expense in 2008 was $74,000.

Note 12. Regulatory Matters

Capital Ratios: Parke Bancorp (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 12. Regulatory Matters (continued)

balance-sheet items as calculated under regulatory accounting practices. Parke Bancorp and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008 and 2007, the Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action. Prompt correction action provisions are not applicable to bank holding companies. There are no conditions or events since December 31, 2008 that management believes have changed the Bank’s capital category.

To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following tables.

					To Be Well-Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
Parke Bancorp, Inc.	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2008
(Amounts in thousands except ratios)

Total Risk Based Capital	$63,609	11.2%	$45,474	8%	N/A	N/A
(to Risk Weighted Assets)

Tier I Capital	$56,495	9.9%	$22,737	4%	N/A	N/A
(to Risk Weighted Assets)

Tier I Capital	$56,495	9.5%	$23,761	4%	N/A	N/A
(to Average Assets)

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 12. Regulatory Matters (continued)

Capital Ratios (continued):

					To Be Well-Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
Parke Bancorp, Inc.	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2007
(Amounts in thousands except ratios)

Total Risk Based Capital	$55,198	12.3%	$35,916	8%	N/A	N/A
(to Risk Weighted Assets)

Tier I Capital	$49,590	11.1%	$17,958	4%	N/A	N/A
(to Risk Weighted Assets)

Tier I Capital	$49,590	11.1%	$17,872	4%	N/A	N/A
(to Average Assets)

					To Be Well-Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
Parke Bank	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2008
(Amounts in thousands except ratios)

Total Risk Based Capital	$63,325	11.1%	$45,474	8%	$56,843	10%
(to Risk Weighted Assets)

Tier I Capital	$56,211	9.9%	$22,737	4%	$34,106	6%
(to Risk Weighted Assets)

Tier I Capital	$56,211	9.5%	$23,761	4%	$29,701	5%
(to Average Assets)

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 12. Regulatory Matters (continued)

Capital Ratios (continued):

					To Be Well-Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
Parke Bank	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2007
(Amounts in thousands except ratios)

Total Risk Based Capital	$55,583	12.4%	$35,885	8%	$44,856	10%
(to Risk Weighted Assets)

Tier I Capital	$49,975	11.1%	$17,942	4%	$26,913	6%
(to Risk Weighted Assets)

Tier I Capital	$49,975	11.2%	$17,867	4%	$22,334	5%
(to Average Assets)

Note 13. Shareholders’ Equity

Common Stock Dividend: In April 2008 and April 2007 the Company paid a 15% and 10% common stock dividend, respectively to shareholders. All share and per share information has been retroactively adjusted.

Treasury Stock: During 2008 and 2007, the Company repurchased 20,209 and 42,035, respectively, shares of the Company’s common stock.

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

Effective January 1, 2006, the Company adopted FAS 123R. Compensation expense was based on certain assumptions, including the past trading ranges of the Bank’s stock, volatility of 25-33%, expected option lives of 5-7 years, risk-free interest rate of 4-5%, and no expected payment of dividends. Net compensation expense recognized during 2008 and 2007 amounted to $(11,000) and $33,000, respectively.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 13. Shareholders’ Equity (continued)

Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant. In 2008 and 2007, there were no options awarded. Options issued in 2006 generally vest over four to five years. Options awarded prior to December 31, 2005 vested upon issuance. All options issued have 10 year contractual terms.

At December 31, 2008, there were 162,457 shares available for grant under the Plans.

The following table summarizes stock option activity for the year ended December 31, 2008. The information presented has been adjusted to account for the 15% stock dividend declared and paid in 2008.

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding at January 1, 2008	390,442	$ 10.69
Granted	-	$ -
Exercised	-	$ -
Expired/terminated	(10,119)	$ 15.02
Outstanding at December 31, 2008	380,323	$ 10.90	5.3	$ -

Exercisable at December 31, 2008	377,161	$ 10.87	5.2	$ -

Stock options outstanding and exercisable at December 31, 2008:

Options Outstanding					Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life		Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price

$4.99	63,619.3		years	4.99	63,619	4.99
$4.99 - $6.98	62,526	4.1	years	6.38	62,526	6.38
$9.88	8,288	5.3	years	9.88	8,288	9.88

$11.86 - $15.02	245,890	6.9	years	13.61	242,728	13.60

	380,323	5.3	years	10.90	377,161	10.87

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 13. Shareholders’ Equity (continued)

The weighted-average grant-date fair value of options granted during 2006 was $5.80. The total intrinsic value of options exercised during the years 2007 and 2006 was $275,000 and $3,000, respectively. No options were granted or exercised during 2008.

A summary of the status of the Company’s nonvested shares as of December 31, 2008 and changes during the year ended December 31, 2008 is as follows:

Nonvested Shares	Shares	Weighted- Average Grant- Date Fair Value

Nonvested at January 1, 2008	14,850	$5.80
Granted	—	$—
Vested	(4,950)	$5.80
Forfeited	—	$—

Nonvested at December 31, 2008	9,900	$5.80

At December 31, 2008, there was $15,000 of total unrecognized compensation cost relating to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over the next 1 year. The total fair value of shares vested during 2008 was $18,000.

Warrants: In connection with the Company’s initial stock offering in 1998, warrants were issued. After stock dividends, these warrants have a current exercise price of $5.00 per share and expire in 2009.

During 2008, 2007 and 2006, warrants exercised were 331,430, 114,037 and 119,440 respectively. At December 31, 2008, 85,566 warrants remained unexercised. In February 2009 82,132 of the remaining warrants were exercised and the balance of 3,434 expired.

Note 14. Other Related Party Transactions

A member of the Board of Directors is a principal of a commercial insurance agency that provides all the insurance coverage for the Company. The cost of the insurance was approximately $92,000 in 2008, $95,000 in 2007 and $88,000 in 2006. An insurance agency owned by another Board Member provides employee benefits (medical insurance, life insurance, and disability insurance). The cost of these employee benefits totaled $443,000 in 2008, $357,000 in 2007 and $286,000 in 2006.

Note 15. Commitments and Contingencies

The Company has entered into an employment contract with the President of the Company, which provides for continued payment of certain employment salaries and benefits in the event of a change in control, as defined.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 15. Commitments and Contingencies (continued)

to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of the Company’s involvement in these particular classes of financial instruments. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties. As of December 31, 2008 and 2007, commitments to extend credit amounted to approximately $112.8 million and $129.7 million, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2008 and 2007, standby letters of credit with customers were $10.6 million and $7.3 million respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2008. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

In the normal course of business, there are outstanding various contingent liabilities such as claims and legal action, which are not reflected in the financial statements. In the opinion of management, no material losses are anticipated as a result of these actions or claims.

Note 16. Fair Value of Financial Instruments

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for such asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs applied in the valuation technique. These inputs can be classified as readily observable, market corroborated, or generally unobservable. The Company utilizes techniques that maximize the use of observable inputs

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 16. Fair Value of Financial Instruments (continued)

whenever available and minimize the use of unobservable inputs. The Company is required to provide the following information according to the fair value hierarchy based upon observable inputs used in valuation techniques. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets carried at fair value will be classified and disclosed as follows:

Level 1 Inputs:

1)   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

2)   Generally, this includes debt and equity securities and derivative contracts that are traded in an active exchange market (i.e. New York Stock Exchange), as well as certain U.S. Treasury and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Inputs:

1)	Quoted prices for similar assets or liabilities in active markets.
2)	Quoted prices for identical or similar assets or liabilities in markets that are not active.

3)   Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or “market corroborated inputs.”

4)   Generally, this includes U.S. Government and agency mortgage-backed securities and preferred stocks, corporate debt securities, derivative contracts and loans held for sale.

Level 3 Inputs:

1)   Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.

2)   These assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

3)	Generally, this includes trust preferred securities.

The following is a description of the valuation methodologies used for instruments measured at fair value: These valuation methodologies were applied to all of the Company’s financial assets and liabilities carried at fair value effective January 1, 2008.

Securities Available for Sale

The fair value of securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers (Level 1). When listed prices or quotes are not available, fair value is based upon quoted market prices for similar or identical assets or other observable inputs (Level 2) or significant management judgment or estimation based upon unobservable inputs due to limited or no market activity of the instrument (Level 3).

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 16. Fair Value of Financial Instruments (continued)

Fair Value on a Recurring Basis

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis.

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)

Securities available for sale	$-	$30,225	$1,705	$31,930

The changes in Level 3 assets measured at fair value on a recurring basis are summarized as follows:

Securities Available for Sale
(Amounts in thousands)

Beginning balance at January 1, 2008	$5,735
Total net gains (losses) included in:
Net income	(989)
Other comprehensive loss	(4,036)
Purchases, sales, issuances and settlements, net	—
Net transfers in or (out) of Level 3	995
Ending balance December 31, 2008	$1,705

Fair Value on a Non-recurring Basis

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment.

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
Impaired Loans	$-	$-	$9,978	$9,978
Repossessed Assets	$-	$-	$113	$113

Impaired loans, which are measured for impairment in accordance with SFAS No. 114 using the loan’s observable market price or the fair value of the collateral for collateral-dependent loans had a carrying amount of $10,200,000 with a valuation allowance of $222,000, resulting in no additional provisions for the period. Appraised and reported values may be discounted based on management’s historical knowledge, changes in market conditions from the time of valuation, and/or management’s expertise and knowledge of the client and client’s business. The valuation allowance for impaired loans is included in the allowance for loan losses in the balance sheets.

Repossessed assets, consisting of stock in an unrelated bank and a mobile home, were recorded based upon Management’s best estimate of fair value. Considering the financial condition, the stock was written

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 16. Fair Value of Financial Instruments (continued)

down to $50,000 (lower of cost or market) resulting in a valuation allowance of $450,000 and a charge to current period earnings of $350,000.

The Company discloses estimated fair values for its significant financial instruments in accordance with SFAS 107, “Disclosures about Fair Value of Financial Instruments”. The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The methodologies for other financial assets and liabilities are discussed below.

Cash and Cash Equivalents: The carrying amount of cash, due from banks, and federal funds sold approximates fair value.

Restricted Stock: The carrying value of restricted stock approximates fair value based on redemption provisions.

Loans (other than impaired): Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage and other consumer. Each loan category is further segmented into groups by fixed and adjustable rate interest terms and by performing and non-performing categories.

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

Deposits: The fair value of deposits with no stated maturity, such as demand deposits, checking accounts, savings and money market accounts, is equal to the carrying amount. The fair value of certificates of deposit is based on the discounted value of contractual cash flows, where the discount rate is estimated using the market rates currently offered for deposits of similar remaining maturities.

Borrowings: The fair value of borrowings is based on the discounted value of estimated cash flows. The discounted rate is estimated using market rates currently offered for similar advances or borrowings.

Off-Balance Sheet Instruments: Since the majority of the Company’s off-balance sheet instruments consist of non fee-producing, variable rate commitments, the Company has determined they do not have a distinguishable fair value.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 16. Fair Value of Financial Instruments (continued)

The following table summarizes carrying amounts and fair values for financial instruments at December 31, 2008 and 2007.

	2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Amounts in thousands)
Financial Assets:
Cash and cash equivalents	$7,270	$7,270	$9,178	$9,178
Investment securities	34,412	34,254	32,238	32,192
Restricted stock	2,583	2,583	1,473	1,473
Loans, net	539,883	552,049	402,683	402,958
Accrued interest receivable	2,976	2,976	2,633	2,633

Financial Liabilities:
Demand deposits and savings deposits	$149,353	$149,353	$93,736	$93,736
Time deposits	345,974	349,815	285,744	287,204
Borrowings	61,943	64,588	40,322	41,628
Accrued interest payable	1,563	1,563	1,991	1,991

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 17. Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Amounts in thousands, except per share amounts)
2008

Interest income	$9,817	$9,255	$8,949	$8,888
Interest expense	4,842	4,667	4,825	4,957
Net interest income	4,975	4,588	4,124	3,931
Provision for loan losses	544	595	564	360
Income before income tax expense	1,462	1,950	1,552	2,131
Income tax expense	588	877	551	832
Net income	874	1,073	1,001	1,299

Net income per common share:
Basic	$0.23	$0.29	$0.27	$0.34
Diluted	$0.22	$0.27	$0.25	$0.31

2007

Interest income	$8,647	$8,962	$8,158	$7,419
Interest expense	4,797	4,554	4,364	3,880
Net interest income	3,850	4,408	3,794	3,539
Provision for loan losses	265	186	210	500
Income before income tax expense	2,373	2,683	2,454	2,086
Income tax expense	908	1,055	972	809
Net income	1,465	1,628	1,482	1,277

Net income per common share:
Basic	$0.39	$0.45	$0.41	$0.36
Diluted	$0.36	$0.39	$0.36	$0.31

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 18. Parent Company Only Financial Statements

Condensed financial information of the parent company only is presented in the following two tables:

Balance Sheet

	December 31,
	2008	2007
	(Amounts in thousands)
Assets:

Cash	$—	$55
Investments in subsidiaries	53,788	52,366
Other Assets	2	—
Total assets	$53,790	$52,421

Liabilities and Shareholders' Equity:

Subordinated debentures	$13,403	$13,403
Other liabilities	86	80
Shareholders' equity	40,301	38,938
Total liabilities and shareholders' equity	$53,790	$52,421

Statement of Income

	Years ended December 31,
	2008	2007	2006
		(Amounts in thousands)
Income:
Dividends from bank subsidiary	$1,000	$950	$1,875

Expense:
Interest on subordinated debentures	720	797	652
Other expenses	354	178	1
	1,074	975	653

Income before income taxes	(74)	(25)	1,222
Provision for income taxes (benefit)	—	—	—
Equity in undistributed income of subsidiaries	4,321	6,826	4,624

Net Income	$4,247	$6,801	$5,846

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

________________________________________________________________________________

Note 19. Subsequent Events

On October 3, 2008 Congress passed the Emergency Economic Stabilization Act of 2008 (EESA), which provides the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to the U.S. markets. One of the provisions resulting from the Act is the Treasury Capital Purchase Program (CPP) which provides the direct equity investment of perpetual preferred stock by the U.S. Treasury in qualified financial institutions. This program is voluntary and requires an institution to comply with several restrictions and provisions, including limits on executive compensation, stock redemptions, and declaration of dividends. The CPP provides for a minimum investment of 1% of Risk-Weighted-Assets, with a maximum investment of the lesser of 3% of Risk-Weighted Assets or $25 Billion. The perpetual preferred stock has a dividend rate of 5% per year until the fifth anniversary of the Treasury investment and a dividend of 9%, thereafter. The CPP also requires the Treasury to receive warrants for common stock equal to 15% of the capital invested by the U.S. Treasury. The Company received an investment in perpetual preferred stock of $16,288,000 on January 30, 2009. The Company issued 299,779 common stock warrants to the U.S. Treasury. The warrants are accounted for as equity securities. The warrants have an exercise price of $8.15 per share of common stock.

CORPORATE INFORMATION

PARKE BANCORP, INC
601 Delsea Drive
Washington Township, NJ 08080
(856) 256-2500
www.parkebank.com

Board of Directors (Parke Bank and Parke Bancorp, Inc.)

Celestino R. (“Chuck”) Pennoni		Thomas Hedenberg
Chairman of the Board of Directors		Vice Chairman of the Board of Directors
Chairman & CEO - Pennoni Associates		Real Estate Developer

Vito S. Pantilione President, Chief Executive and Director

Fred G. Choate Director	Daniel J. Dalton Director	Arret F. Dobson Director
President of Greater Philadelphia Venture Capital Corporation	Vice President with Brown & Brown	Real Estate Developer

Edward Infantolino Director	Anthony J. Jannetti Director	Jeffrey H. Kripitz Director
President of Ocean Internal Medicine Associates, P.A.	President of Anthony J. Jannetti, Inc.	Owner of Jeff Kripitz Agency

Richard Phalines Director	Jack C. Sheppard, Jr. Director	Ray H. Tresch Director
Co-owner of Concord Truss Company	Executive Vice President with Bollinger Insurance	Owner of Redy Mixt Konkrete

In Memoriam
Victor Fabietti CPA/Special Consultant to the Board of Directors
_______________________

Parke Bancorp Officers

Vito S. Pantilione President and Chief Executive Officer	F. Steven Meddick Executive Vice President and Chief Financial Officer	David O. Middlebrook Senior Vice President and Corporate Secretary
________________________

Transfer Agent & Registrar Registrar and Transfer Company 10 Commerce Dr. Cranford, NJ 07016	Independent Auditors McGladrey & Pullen, LLP 512 Township Line Road One Valley Square, Suite 250 Blue Bell, PA 19422	Special Counsel Malizia Spidi & Fisch 901 New York Avenue, N.W. Suite 210 East Washington, D.C. 20001

PARKE BANK

Officers

Vito S. Pantilione	F. Steven Meddick
President and Chief Executive Officer	Executive Vice President & Chief Financial Officer

Elizabeth A. Milavsky	David O. Middlebrook
Executive Vice President	Senior Vice President, Senior Loan Officer

Paul E. Palmieri	Daniel Sulpizio
Senior Vice President, Philadelphia Region	Senior Vice President

Allen M. Bachman	Dolores M. Calvello
Vice President	Vice President

John F. Hawkins	Mark A. Prater
Vice President and Controller	Vice President

James S. Talarico	Marlon R. Soriano
Vice President	Vice President

Milton H. Witte	John J. Murphy
Vice President	Treasurer

Kathleen A. Conover	Gil Eubank
Assistant Vice President	Assistant Vice President

Yvonne Johnson	Debra Miller
Assistant Vice President	Assistant Vice President

Mary Ann Seal	Evette M. Snyder
Assistant Vice President	Assistant Vice President

Branches

Northfield Office	Main Office	Kennedy Office
501 Tilton Road	601 Delsea Drive	567 Egg Harbor Road
Northfield, NJ 08225	Washington Township, NJ 08080	Washington Township, NJ 08080
(609) 646-6677	(856) 256-2500	(856) 582-6900

Philadelphia Office	Havertown Loan Production Office
1610 Spruce Street	614 Darby Road – 2nd Floor
Philadelphia, PA 19103	Havertown, PA 19083
(215) 772-1113	(610) 449-4017

PARKE BANK	PARKE CAPITAL MARKETS	PARKE CAPITAL TRUST I
601 Delsea Drive	TAYLOR GLEN LLC	PARKE CAPITAL TRUST II
Washington Township, NJ 08080	601 Delsea Drive	PARKE CAPITAL TRUST III
(856) 256-2500	Washington Township, NJ 08080	601 Delsea Drive
	(856) 256-2500	Washington Township, NJ 08080
(856) 256-2500