Form 10-K/A, Exhibit 13
period 2008-12-31
PARKE BANCORP, INC.
filed 2009-05-04
CIK 1315399

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

/s/ C. R. Pennoni	/s/ Vito S. Pantilione
C.R. “Chuck” Pennoni	Vito S. Pantilione
Chairman	President and Chief Executive Officer

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)

	At or for the Year Ended December 31,
	2008	2007	2006	2005	2004
	(Amounts in thousands)
BALANCE SHEET DATA:
Assets	$601,952	$460,795	$359,997	$297,810	$224,339
Loan Receivables, Net	$539,883	$402,683	$306,044	$255,461	$185,986
Securities-Available for Sale	$31,930	$29,782	$24,530	$22,023	$24,043
Securities-Held to Maturity	$2,482	$2,456	$2,431	$2,406	$548
Cash and Cash Equivalents	$7,270	$9,178	$11,261	$4,380	$1,802
Deposits	$495,327	$379,480	$289,929	$232,056	$179,585
Borrowings[1]	$61,943	$40,322	$34,851	$35,967	$20,379
Stockholders' Equity	$40,301	$36,417	$30,709	$27,193	$22,829

OPERATIONS DATA:	(Amounts in thousands)
Interest Income	$36,909	$33,186	$25,476	$17,336	$11,766
Interest Expense	19,291	17,595	12,023	6,684	3,746
Net Interest Income	17,618	15,591	13,453	10,652	8,020
Provision for Loan Losses	2,063	1,161	940	1,180	825
Net interest Income after Provision for Loan Losses	15,555	14,430	12,513	9,472	7,195
Non-Interest Income (Loss)	(1,251)	1,491	857	896	861
Non-Interest Expense	7,209	6,325	5,827	4,544	3,589
Income Before Income Taxes	7,095	9,596	7,543	5,824	4,467
Income Tax Expense	2,848	3,744	2,919	2,330	1,744
Net Income	$4,247	$5,852	$4,624	$3,494	$2,723

PER SHARE DATA:
Basic Income per Common Share	$1.13	$1.61	$1.30	$1.03	$0.83
Diluted Income per Common Share	$1.05	$1.42	$1.10	$0.87	$0.69
Book Value per Common Share	$10.05	$9.90	$8.42	$7.74	$6.91
Cash Dividends Declared per Share	$—	$—	$0.18	$—	$—

PERFORMANCE RATIOS:
Return on Average Assets	0.79%	1.41%	1.41%	1.35%	1.45%
Return on Average Equity	11.03%	17.17%	15.68%	13.91%	13.24%
Net Interest Margin	3.36%	3.88%	4.25%	4.33%	4.58%
Efficiency ratio[2]	36.8%	38.7%	40.7%	39.4%	40.4%

CAPITAL RATIOS:
Equity to Assets	6.70%	7.91%	8.54%	10.96%	10.77%
Dividend Payout ratio	0.00%	0.00%	12.20%	0.00%	0.00%
Tier 1 Capital (Risk Weighted)[3]	9.89%	11.10%	13.30%	13.90%	12.20%
Total Risk Based Capital[3]	11.14%	12.40%	14.50%	15.10%	13.40%

ASSET QUALITY RATIOS:
Non-Performing Loans/Loans[4]	1.50%	0.20%	0.34%	1.00%	0.16%
Allowance for Loan Losses/Loans[4]	1.42%	1.40%	1.45%	1.38%	1.39%
Allowance for Loan Losses / Non-Performing Loans	94.6%	709.1%	571.9%	137.5%	886.3%

[1]	Includes subordinated debt
[2]	Efficiency ratio for 2008 excludes write-down of securities and repossessed asset, 2007 excludes insurance reimbursements - see Management's Discussion and Analysis
[3]	Ratios are calculated using Parke Bank's Capital
[4]	Total loans before allowance for loan losses

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