Form 10-K, Exhibit 13
period 2010-12-31
PARKE BANCORP, INC.
filed 2011-03-25
CIK 1315399

PARKE BANCORP, INC.

2010 ANNUAL REPORT TO SHAREHOLDERS

PARKE BANCORP, INC.
2010 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

Page
Section One

Letter to Shareholders...	1

Selected Financial Data...	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations..................................................................................................	4

Market Prices and Dividends...	18

Management’s Report on Internal Control Over Financial Reporting............................................................................................................................................	20

Section Two

Report of Independent Registered Public Accounting Firm...............................................................................................................................................................	1

Consolidated Financial Statements...	2

Notes to Consolidated Financial Statements............................................................................................................................................................................................	6

Corporate Information...	52

Parke Bancorp, Inc. (the “Company”) may from time to time make written or oral “forward-looking statements” including statements contained in this Annual Report and in other communications by the Company which are made in good faith pursuant to the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve risks and uncertainties, such as statements of the Company’s plans, objectives, estimates and intentions that are subject to change based on various important factors (some of which are beyond the Company’s control).  The following factors, among others, could cause the Company’s financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements; the strength of the United States economy in general and the strength of the local economies in which the Company’s bank subsidiary, Parke Bank, conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation, interest rate, market and monetary fluctuations; increased competition from both banks and non-banks; legal and regulatory developments; the impact of our participation in the Treasury’s capital purchase plan; technological changes; mergers and acquisitions; changes in consumer spending and saving habits; and the success of Parke Bank at managing these risks.

To Our Shareholders:

We are again proud to report record profits for Parke Bancorp in 2010. Net Income available to common shareholders improved to $6.4 million or a $1.41 per share, a 22% increase over 2009. Although the economic experts declared the end of the “Great Recession”, unemployment remains above 9% and real estate values and activity continued to decline. However, an economic recovery, although slow, appears to be underway. We are beginning to see activity at many projects that were dormant over the last couple of years. Agreements of sale are being executed and many businesses are reporting increased revenues. These are positive signs that point to an economic recovery both regionally and nationally. Unfortunately, there remains a substantial amount of pain that we still must work through. Experiencing the severe cash flow crunch over the last three years, many real estate developments, both residential and commercial, are finding it very difficult to remain solvent. Our non-performing loans increased 3.6% to $27.4 million, $1.9 million over December 31, 2009. We have had some success in disposing of troubled assets since the beginning of 2010, but unfortunately, new loan challenges continue to affect our non-performing loan totals and our 30 to 89 day past due loans. OREO (Other Real Estate Owned) also increased to $16.7 million as of December 31, 2010. The legal process to resolve troubled loans has worsened in the region. There is currently a moratorium on sheriff sales in Philadelphia and a foreclosure, residential and commercial, in New Jersey now averages 849 days. This further exacerbates the efforts of the real estate industry to recover. These troubled properties have to move through the system in order to accelerate the recovery of the real estate industry. We continue to be very aggressive in resolving our non-performing loans and our OREO properties, while maintaining a conservative financial position by increasing our loan loss reserve to 2.36% of total loans.

Total assets increased to $756.9 million from $654.2 million at December 31, 2009, an increase of $102.7 million or 15.7%. This growth was driven by our aggressive marketing plan for retail deposits. Total deposits grew by $84.4 million, a 16.2% increase from December 31, 2009 to $604.7 million. The opening of our new branch in Galloway Township contributed to our retail deposit growth. In less than one year, this branch has generated over $30 million in deposits. Our Northfield branch continues to be our strongest retail branch and is approaching $200 million in deposits. The main office, our Philadelphia office and our Washington Township “Kennedy” (located next to Kennedy hospital) branch also contributed to our strong deposit growth. Unfortunately, our Kennedy branch was destroyed by fire in January 2011. Most importantly no one was injured thanks to the immediate response from the fire and police departments. Everyone is working very hard to get the branch rebuilt and open for business as soon as possible.

The current economy makes it very difficult for businesses to grow and expand their market base. This has had a ripple effect on the availability of quality loans. Depressed real estate values make it very difficult for companies and individuals to utilize their real estate holdings to finance expansion and growth. However, we did increase our loan portfolio to $626.7 million, an increase of $23.3 million. Last year we reported opening a SBA lending subsidiary, 44 Business Capital. Since opening in August of

2009, this company has closed over $40 million of SBA 7A loans. We are fortunate to have some of the best SBA lenders and servicing administrators in the industry leading this company. The government’s stimulus program that increased government guarantees to 90% and eliminated borrower fees provided a substantial increase in SBA lending. Although this government incentive has expired, the company continues to grow and generate profits for Parke Bancorp. We have carefully identified expansion plans for 44 Business Capital to increase our market share and lending footprint.

Increased banking regulatory pressure continues to slow down the banking industry recovery. Increased insurance assessment fees and capital requirements, combined with a dramatic increase in reporting requirements has added substantial expenses to a bank’s operating costs while reducing a bank’s ability to increase lending. We have been proactive in adding to our senior management team, which will focus on the increased reporting and regulatory requirements.

2011 will continue to be very challenging for our communities, the economy and the banking industry, but there are clear signs that a recovery is under way. There will be additional troubled projects and challenging loans, however, we now see businesses starting to recover, projects beginning to sell and a renewed positive commitment in consumer spending. These factors will lead the country and our communities back to economic growth and prosperity. Parke Bancorp is positioned to overcome the remaining economic and real estate industries hurdles and take advantage of market opportunities. The success of our new branch and SBA subsidiary, combined with continued critical controls on our expenses supports a bright future for our bank. As always, we continue to appreciate the loyalty of our customers and the commitment of our shareholders. We will continue to work diligently to provide the best products and services to our customers, while enhancing shareholder value.

/s/ C.R. “Chuck” Pennoni                                                                                                              /s/ Vito S. Pantilione

C.R. “Chuck” Pennoni                                                                                                                   Vito S. Pantilione
Chairman                                                                                                                                         President and Chief Executive Officer

Selected Financial Data

	At or for the Year Ended December, 31
	2010	2009	2008	2007	2006
Balance Sheet Data: (in thousands)
Assets	$756,853	$654,198	$601,952	$460,795	$359,997
Loans Net	$611,950	$590,997	$539,883	$402,683	$306,044
Securities Available for Sale	$27,730	$29,420	$31,930	$29,782	$24,530
Securities Held to Maturity	$1,999	$2,509	$2,482	$2,456	$2,431
Cash and Cash Equivalents	$57,628	$4,154	$7,270	$9,178	$11,261
Deposits	$604,722	$520,313	$495,327	$379,480	$289,929
Borrowings	$75,616	$67,831	$61,943	$40,322	$34,851
Equity	$70,732	$61,973	$40,301	$36,417	$30,709

Operational Data: (in thousands)
Interest Income	$41,636	$40,395	$36,909	$33,186	$25,476
Interest Expense	11,350	15,734	19,291	17,595	12,023
Net Interest Income	30,286	24,661	17,618	15,591	13,453
Provision for Loan Losses	9,001	5,300	2,063	1,161	940
Net Interest Income after Provision for Loan Losses	21,285	19,361	15,555	14,430	12,513
Noninterest Income (Loss)	2,757	(540)	(1,251)	1,491	857
Noninterest Expense	11,650	8,757	7,209	6,325	5,827
Income Before Income Tax Expense	12,392	10,064	7,095	9,596	7,543
Income Tax Expense	4,895	3,964	2,848	3,744	2,919
Net income attributable to Company and noncontrolling (minority) interest	7,497	6,100	4,247	5,852	4,624
Net income attributable to noncontrolling (minority) interest	(157)	—	—	—	—
Preferred Stock Dividend and Discount Accretion	988	899	—	—	—
Net Income Available to Common Shareholders	$6,352	$5,201	$4,247	$5,852	$4,624

Per Share Data:
Basic Earnings per Common Share	$1.43	$1.17	$1.03	$1.46	$1.18
Diluted Earnings per Common Share	$1.41	$1.17	$0.95	$1.29	$1.00
Book Value per Common Share	$12.25	$10.30	$9.14	$9.00	$7.65
Cash Dividends Declared per Share	$—	$—	$—	$—	$0.18

Performance Ratios:
Return on Average Assets	1.05%	0.94%	0.79%	1.41%	1.41%
Return on Average Common Equity	12.19%	11.82%	11.03%	17.17%	15.68%
Net Interest Margin	4.60%	3.97%	3.36%	3.88%	4.25%
Efficiency Ratio	33.26%	33.88%	36.80%	38.70%	40.70%

Capital Ratios:
Equity to Assets	9.35%	9.47%	6.70%	7.91%	8.54%
Dividend Payout Ratio	0.00%	0.00%	0.00%	0.00%	12.20%
Tier 1 Risk-based Capital1	12.93%	13.02%	9.89%	11.10%	13.30%
Total Risk-based Capital1	14.19%	14.27%	11.14%	12.40%	14.50%

Asset Quality Ratios:
Non-Performing Loans/Total Loans	4.38%	4.22%	1.50%	0.20%	0.34%
Allowance for Loan Losses/Total Loans	2.36%	2.06%	1.42%	1.40%	1.45%
Allowance for Loan Losses/ Non-Performing Loans	53.89%	48.74%	94.61%	709.10%	571.90%

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

Overview

The Company's results of operations are dependent primarily on the Bank's net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense paid on its interest-bearing liabilities, such as deposits and borrowings. The Bank also generates non-interest income such as service charges, Bank Owned Life Insurance (BOLI) income and other fees. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy expenses, marketing expenses, professional services, FDIC insurance assessments, data processing costs and other operating expenses. The Company is also subject to losses from its loan portfolio if borrowers fail to meet their obligations. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

Results of Operation. The Company recorded net income available to common shareholders of $6.4 million or $1.41 per diluted share and $5.2 million, or $1.17 per diluted share for 2010 and 2009, respectively. Pre-tax earnings amounted to $12.4 million for 2010 and $10.1 million for 2009.

Total assets of $756.9 million at December 31, 2010 represented an increase of $102.7 million, or 15.7% from December 31, 2009. Total loans amounted to $626.7 million at year end 2010 for an increase of $23.3 million, or 3.9% from December 31, 2009. Deposits grew by $84.4 million, an increase of 16.2%. The Company continues to expand its balance sheet primarily through the generation of loan growth

4

through its effective business development of new and existing business relationships. Total capital at December 31, 2010 amounted to $70.7 million and increased $8.8 million, or 14.1%, during the past year.

The principal objective of this financial review is to provide a discussion and an overview of our consolidated financial condition and results of operations. This discussion should be read in conjunction with the accompanying financial statements and related notes thereto.

Comparative Average Balances, Yields and Rates. The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. Interest rate spread is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Net interest margin is net interest income divided by average earning assets. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, and have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	For the Years Ended December 31,
	2010			2009
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(amounts in thousands except Yield Cost data)
Assets
Loans	$622,716	$39,934	6.41%	$587,047	$38,482	6.56%
Investment securities	35,565	1,702	4.79%	34,384	1,912	5.56%
Federal funds sold and cash equivalents	87	—	0.00%	188	1	0.53%
Total interest-earning assets	658,368	$41,636	6.32%	621,619	$40,395	6.50%
Non-interest earning assets	57,747			33,657
Allowance for loan losses	(14,250)			(9,616)
Total assets	$701,865			$645,660

Liabilities and Equity
Interest bearing deposits
NOWs	$12,936	154	1.19%	$10,945	154	1.41%
Money markets	89,866	1,045	1.16%	70,533	1,033	1.46%
Savings	150,008	2,190	1.46%	104,586	2,205	2.11%
Time deposits	203,238	4,027	1.98%	181,866	5,711	3.14%
Brokered certificates of deposit	86,235	2,184	2.53%	136,168	4,582	3.36%
Total interest-bearing deposits	542,283	9,600	1.77%	504,098	13,685	2.71%
Borrowings	66,044	1,750	2.65%	58,351	2,049	3.51%
Total interest-bearing liabilities	608,327	$11,350	1.87%	562,449	$15,734	2.80%
Non-interest bearing deposits	20,040			20,068
Other liabilities	5,822			4,149
Total liabilities	634,189			586,666
Equity	67,676			58,994
Total liabilities and equity	$701,865			$645,660
Net interest income		$30,286			$24,661
Interest rate spread			4.45%			3.70%
Net interest margin			4.60%			3.97%

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

	Years ended December 31,
	2010 vs. 2009			2009 vs. 2008
	Variance due to change in			Variance due to change in
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
Interest Income:
Loans (net of deferred costs/fees)	$2,336	$(884)	$1,452	$7,585	$(3,568)	$4,017
Investment securities	67	(277)	(210)	(284)	(54)	(338)
Federal funds sold	(1)	—	(1)	(114)	(79)	(193)
Total interest income	2,402	(1,161)	1,241	7,187	(3,701)	3,486

Interest Expense:
Deposits	844	(4,929)	(4,085)	2,903	(6,177)	(3,274)
Borrowed funds	236	(535)	(299)	136	(419)	(283)
Total interest expense	1,080	(5,464)	(4,384)	3,039	(6,596)	(3,557)

Net interest income	$1,322	$4,303	$5,625	$4,148	$2,895	$7,043

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

Valuation of Investment Securities. Available for Sale securities are reported at fair market value with unrealized gains and losses reported, net of deferred taxes, as comprehensive income, a component of shareholders’ equity.  Although Held to Maturity securities are reported at amortized cost, the valuation of all securities is subject to impairment analysis at each reporting date.  Any credit-related impairment that is deemed other than temporary is charged to the income statement as a current period charge.  The current market volatility may have an impact on the financial condition and the credit ratings of issuers and hence, the ability of issuers to meet their payment obligations.  Accordingly, these conditions could adversely impact the credit quality of the securities, and require an adjustment to the carrying value.

Operating Results for the Years Ended December 31, 2010 and 2009

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

Net interest income increased $5.6 million, or 22.8%, to $30.3 million for 2010, from $24.7 million for 2009. We experienced an increase in our  interest rate spread of 75 basis points, to 4.45% for 2010, from 3.70% for last year. Our net interest margin increased 63 basis points, to 4.60% for 2010, from 3.97% for last year. Our ability to lower our cost of deposits, a change in deposit mix to lower cost core deposits and our practice of setting floors on commercial and real estate loans has allowed for this growth in net interest rate margin.

Interest income increased $1.2 million, or 3.1%, to $41.6 million for 2010, from $40.4 million for 2009. The increase is attributable to higher loan volumes, offset somewhat by a lower yield on loans.  Average loans for the year were $622.7 million compared to $587.0 million for last year, while average loan yields were 6.41% for 2010 compared to 6.56% for 2009.

Interest expense decreased $4.4 million, or 27.9%, to $11.3 million for 2010, from $15.7 million for 2009. The decrease is primarily attributable to an increase of core deposits and a decline in the cost of funds. The average rate paid on deposits for 2010 was 1.77% compared to 2.71% for last year. The Bank has been able to re-price deposits due to the current, historically low, rate environment while still maintaining strong deposit growth.

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

At December 31, 2010, the Company’s allowance for loans losses increased to $14.8 million from $12.4 million at December 31, 2009, an increase of $2.4 million or 19.2%. The allowance for loan loss ratio increased to 2.36% of gross loans at December 31, 2010, from 2.06% of gross loans at December 31, 2009. The allowance for loan losses to non-performing loans coverage ratio increased to 53.9% at December 31, 2010, from 48.7% at December 31, 2009.

We recorded a provision for loan losses of $9.0 million for 2010 compared to $5.3 million for 2009. The increase in the provision for losses over the prior year correlates to the increase in credit deterioration within the loan portfolio and management’s analysis of non-performing loans and credit risk inherent in the portfolio.

Noninterest Income. Noninterest income is principally derived from fee income from loan services, service fees on deposits, BOLI (Bank-Owned Life Insurance) income and gains on the sale of loans. Noninterest income totaled $2.8 million in 2010 versus a loss of $540,000 in 2009. The loss in 2009 resulted from the Company recognizing an other-than-temporary impairment charge to non-interest income on investment securities totaling $1.7 million.

The Company recognized $1.8 million in gains from the sale of the guaranteed portion of SBA loans in 2010, compared to a gain of $313,000 in 2009. The increase is attributable to our SBA subsidiary being formed in the 4th quarter of 2009.

Loan fees of $301 thousand in 2010 increased from $241 thousand in 2009. Loan fees consist of “exit fees” that are charged on construction loans if the builder sells the property prior to the completion of the construction project. Exit fees are intended to discourage construction borrowers from starting projects and “flipping out” of the project or selling before it is completed. These loan fees are variable in nature and are dependent upon the borrowers’ course of action.

BOLI income of $178 thousand in 2010 decreased from $180 thousand in 2009.

Service fees on deposit accounts increased to $252,000 in 2010 from $187,000 in 2009. The increase was attributable to strong growth in retail deposits and an increase in the fee assessed to account holders with non-sufficient funds.

Other miscellaneous fee income, which includes ATM fees, debit card fees, early CD withdrawal penalties, rental income and other miscellaneous income, amounted to $329 thousand in 2010 and $249 thousand in 2009. The majority of the increase is attributable to packaging fee income generated from our SBA joint venture.

Noninterest Expense. Noninterest expense for 2010 was $11.7 million, an increase of $2.9 million or 33.0% above the level of $8.8 million in 2009.

Compensation and benefits expense for 2010 was $5.3 million, an increase of $1.1 million over last year. The increase is attributable to routine salary increases, higher benefits expense and increased staff as a result of the formation of the SBA joint venture and the opening of a new full-service branch.

Professional services in 2010 amounted to $1.2 million, compared to $862 thousand in 2009. The increase was primarily the result of increased legal cost related to loan matters.

OREO expenses increased to $622,000 in 2010, from $126,000 in 2009. The increase is a related to the carrying costs including property taxes, insurance and maintenance associated with a higher level of real estate properties.

Occupancy and equipment expense was $937 thousand for 2010, an increase of $89 over 2009.  The increase is a result of opening a new full-service branch and the full year of operations of the SBA joint venture.

Other operating expense increased to $2.5 million in 2010, from $1.7 million in 2009. The majority of the increase is related to a $618,000 charge related to the funding of a letter of credit due to a borrower’s nonperformance.

Income Taxes. Income tax expense amounted to $4.9 million for 2010, compared to $4.0 million for 2009, resulting in effective tax rates of 39.5% and 39.4% for the respective years.

Financial Condition at December 31, 2010 and December 31, 2009

At December 31, 2010, the Company’s total assets increased to $756.9 million from $654.2 million at December 31, 2009, an increase of $102.7 million or 15.7%.

Cash and cash equivalents increased $53.5 million to $57.6 million at December 31, 2010 from $4.1 million at December 31, 2009. The increase is due to an effective deposit promotion and the opening of a full-service branch in Galloway Township, NJ in the second quarter of 2010. The cash will be utilized to fund future loan growth and pay off maturing brokered CDs.

Total investment securities decreased to $29.7 million at December 31, 2010 ($27.7 million classified as available for sale or 93.3%) from $31.9 million at December 31, 2009, a decrease of $2.2 million or 6.9%. The Company received $11.6 million in cash flow from maturities and principal payments, offset by purchases of $5.8 million. In addition, the fair value of the available-for sale portfolio increased by $3.6 million, primarily related to the collateralized debt obligation (“CDO”) portfolio, which reflected lower levels of unrealized losses.

Management evaluates the portfolio for other-than-temporary impairment (“OTTI”) on a quarterly basis. Factors considered in the analysis include, but are not limited to, whether an adverse change in cash flows has occurred, the length of time and the extent to which the fair value has been less than cost, whether the Company intends to sell, or will more likely than not be required to sell the investment before recovery of its amortized cost basis, which may be maturity, credit rating downgrades, the percentage of performing collateral that would need to default or defer to cause a break in yield or a temporary interest shortfall, and management’s assessment of the financial condition of the underlying issuers. For the year ended December 31, 2010, the Company recognized additional credit related OTTI charges (pre-tax) of $124,000 on an existing other-than-temporarily impaired private-label collateralized mortgage obligation (“CMO”).

Total loans increased to $626.7 million at December 31, 2010 from $603.4 million at December 31, 2009, an increase of $23.3 million or 3.9%, consistent with management’s plan for loan growth. In addition, there were $12.9 million of loans held for sale. These loans, the government guaranteed portion of originated SBA loans, were sold during the fourth quarter of 2010, but did not qualify for a sales treatment due to a 90 day warranty period in the sales agreement. The cash received from the sale was recorded as a secured borrowing. The sale of these loans will be recognized in the first quarter of 2011.

OREO at December 31, 2010 was $16.7 million, compared to none at December 31, 2009. The real estate owned consisted of 12 properties, the largest being a condominium development at $7.9 million. This property was sold in 2010 but does not qualify for a sales treatment under Generally Accepted Accounting Principles (GAAP) because of continuing involvement by the Company in the form of financing.

Other assets increased to $13.4 million at December 31, 2010 from $13.2 million at December 31, 2009, an increase of $266,000 or 2.0%.

At December 31, 2010, the Bank’s total deposits increased to $604.7 million from $520.3 million at December 31, 2009, an increase of $84.4 million or 16.2%.  Non-interest bearing deposits increased $1.7 million, or 7.8%, to $23.2 million at December 31, 2010 from $21.5 million at December 31, 2009.  NOW and money market accounts increased $13.4 million, or 14.1%, to $108.7 million at December 31, 2010 from $95.3 million at December 31, 2009.  Savings accounts increased $25.0 million, or 17.7%, to $166.7 million at December 31, 2010 from $141.7 million at December 31, 2009.  Retail certificate of deposits increased $70.2 million, or 43.3%, to $236.0 million at December 31, 2010 from $165.8 million at December 31, 2009.  This growth, generated through a successful marketing campaign and a cross selling program to increase core deposits and the opening of the Galloway NJ branch, has allowed us to reduce brokered deposits, which decreased $26.0 million, or 27.0%, to $70.1 million at December 31, 2010 from $96.1 million at December 31, 2009.

Borrowings increased $7.8 million, or 11.5%, to $75.6 million at December 31, 2010 from $67.8 million at December 31, 2009. The increase was due to the cash received from the sale of $11.5 million of SBA loans in the fourth quarter that was recorded as a secured borrowing due to the 90 day warranty period in the sales agreement. This was offset by a $3.7 million reduction in borrowings from the Federal Home Loan Bank due to retail deposit growth.

At December 31, 2010, total equity increased to $70.7 million from $62.0 million at December 31, 2009, an increase of $8.7 million or 14.1%. A $2.0 million favorable change in comprehensive income related to the investment portfolio, and net income represented the majority of the increase.

Asset Quality

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

Delinquent loans increased $10.5 million to $43.3 million or 6.9% of total loans at December 31, 2010 from $32.8 million or 5.4% of total loans at December 30, 2009. Delinquent loan balances by number of days delinquent were: 31 to 89 days --- $15.8 and 90 days and greater --- $27.5 million. Loans 90 days and more past due are no longer accruing interest.

At December 31, 2010, the Company had $27.5 million in non-performing loans or 4.4% of total loans, an increase from $25.5 million or 4.2% of total loans at December 31, 2009. The three largest relationships in non-performing loans are a $6.1 million residential loan, a $3.2 million residential construction loan, and a $2.4 million residential construction loan.

At December 31, 2010, the Company had $44.2 million in non-performing assets, which includes $27.5 million of non-performing loans and $16.7 of OREO, or 5.8% of total assets, an increase from $25.5 million or 3.9% of total assets at December 31, 2009.

The provision for loan losses is a charge to earnings in the current year to maintain the allowance at a level management has determined to be adequate based upon the factors noted above. The provision for loan losses amounted to $9.0 million for 2010, compared to $5.3 million for 2009. Net loan charge-offs/recoveries consisted of net charge-offs in the amount of $6.6 million in 2010 and net charge-offs of $673,000 in 2009.

At December 31 2010, the Company’s allowance for loans losses increased to $14.8 million from $12.4 million at December 31, 2009, an increase of $2.4 million or 19.2%. The allowance for loan loss ratio increased to 2.36% of gross loans at December 31, 2010, from 2.06% of gross loans at December 31, 2009. The allowance for loan losses to non-performing loans coverage ratio increased to 53.9% at December 31, 2010, from 48.7% at December 31, 2009.

We believe we have appropriately established adequate loss reserves on problem loans that we have identified and to cover credit risks that are inherent in the portfolio as of December 31, 2010. However, we believe that non-performing and delinquent loans will continue to increase as the current recession persists. We are aggressively managing all loan relationships. Credit monitoring and tracking systems have been instituted. Updated appraisals are being obtained, where appropriate, to ensure that collateral values are sufficient to cover outstanding loan balances. Cash flow dependent commercial real estate properties are being visited to inspect current tenant lease status. Where necessary, we will apply our loan work-out experience to protect our collateral position and actively negotiate with borrowers to resolve these non-performing loans.

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

Rate Sensitivity Analysis. The interest rate sensitivity position as of December 31, 2010 is presented in the table below. Assets and liabilities are scheduled based on maturity or re-pricing data except for mortgage loans and mortgage-backed securities, which are based on prevailing prepayment assumptions and expected maturities and recent retention experience of core deposits. The difference between rate-sensitive assets and rate-sensitive liabilities or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2010, our interest sensitive liabilities exceeded interest sensitive assets within a one year period by $145.9 million, or 20.6%, of total assets.

	As of December 31, 2010
	3 Months or Less	Over 3 Months Through 12 Months	Over 1 Year Through 2 Years	Over 3 Years Through 5 Years	Over 5 Years Through 10 Years	Total
Interest-earning assets:
Loans	$214,057	$40,451	$96,049	$247,846	$28,336	$626,739
Investment securities	6,535	2,094	3,876	7,977	10,068	30,550
Federal funds sold and cash equivalents	56,161	—	—	—	—	56,161
Total interest-earning assets	$276,753	$42,545	$99,925	$255,823	$38,404	$713,450

Interest-bearing liabilities::
Regular savings deposits	$87,540	$12,506	$16,674	$33,348	$16,674	$166,742
NOW and money market deposits	18,824	23,153	30,871	33,355	2,484	108,687
Retail time deposits	109,509	92,976	28,938	4,533	—	235,956
Brokered time deposits	26,316	42,854	849	150	---	70,169
Borrowed funds	15,991	35,516	160	10,546	13,403	75,616
Total interest-bearing liabilities	$258,180	$207,005	$77,492	$81,932	$32,561	$657,170

Interest rate sensitive gap	$18,573	$(164,460)	$22,433	$173,891	$5,843	$56,280

Cumulative interest rate gap	$18,573	$(145,887)	$(123,454)	$50,437	$56,280

Ratio of rate-sensitive assets to rate-sensitive liabilities	107.19%	20.55%	128.95%	312.24%	117.94%	108.56%

Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity addresses the Company's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund current and planned expenditures. Liquidity is derived from increased repayment and income from earning assets. Our loan to deposit ratio was 103.6% and 116.2% at December 31, 2010 and December 31, 2009 respectively. Funds received from new and existing depositors provided a large source of liquidity during 2010 and 2009. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support loan growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit.

Brokered deposits are a more volatile source of funding than core deposits and do not increase the deposit franchise of the Bank. In a rising rate environment, the Bank may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with the Bank, they may need to be replaced with borrowings which could increase the Bank’s cost of funds and negatively impact its interest rate spread, financial condition and results of operation. To mitigate the potential negative impact associated with brokered deposits, the Bank joined Promontory Inter financial Network to secure an additional alternative funding source. Promontory provides the Bank an additional source of external funds through their weekly CDARS® settlement process. The rates are comparable to brokered deposits and can be obtained within a shorter period time than brokered deposits. The Bank’s CDARS deposits included within the brokered deposit total amounted to $18.8 million and $5.9 million at December 31, 2010 and December 31, 2009, respectively.  To the extent that retail deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short term funds market. Longer term funding requirements can be obtained through advances from the Federal Home Loan Bank ("FHLB"). As of December 31, 2010, the Bank maintained unused lines of credit with the FHLB totaling $83.1 million. The Bank established lines of credit with other financial institutions totaling $11.0 million. These lines were not utilized at December 31, 2010.

As of December 31, 2010, the Bank's investment securities portfolio included $15.9 million of mortgage backed securities that provide significant cash flow each month. The majority of the investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank's residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Presently the residential mortgage loan portfolio and certain qualifying commercial real estate loans are pledged under a blanket lien to the FHLB as collateral. Management is not aware of any known trends, demands, commitments or uncertainties that are reasonably likely to result in material changes in liquidity.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2010 and 2009, commitments to extend credit amounted to approximately $73.7 million and $59.6 million, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2010 and 2009, standby letters of credit with customers were $5.9 million and $8.6 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2010. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

The following table sets forth information regarding the Bank’s contractual obligations and commitments as of December 31, 2010.

	Payments Due by Period
	Amounts in thousands
	Less than 1 year	1-3 Years	4-5 years	More than 5 years	Total

Retail time deposits	$202,485	$30,350	$3,121	$—	$235,956
Brokered time deposits	69,170	999	—	—	70,169
Borrowed funds	51,507	9,847	859	13,403	75,616
Operating lease obligations	129	375	82	121	707
Total contractual obligations	$323,291	$41,571	$4,062	$13,524	$382,448

	Amount of Commitments Expiring by Period
	Amounts in thousands
	Less than 1 year	1-3 Years	4-5 years	More than 5 years	Total

Loan Commitments	$20,259	$—	$—	$—	$20,259
Lines of Credit	29,956	6,220	1,693	$15,602	53,471
Total Commitments	$50,215	$6,220	$1,693	$15,602	$73,730

Impact of Inflation and Changing Prices

The consolidated financial statements and notes have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, nearly all of our assets are monetary in nature. As a result, market interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

MARKET PRICES AND DIVIDENDS

General

The Company's common stock is listed on the Nasdaq Capital Market under the trading symbol of "PKBK". The following table reflects high and low sales prices as reported on www.nasdaq.com during each quarter of the last two fiscal years. Prices reflect a 10% stock dividend paid in April 2010.

2010	High	Low

1st Quarter	$8.64	$7.05
2nd Quarter	$11.93	$8.11
3rd Quarter	$9.50	$8.30
4th Quarter	$10.40	$8.59

2009	High	Low

1st Quarter	$7.73	$3.87
2nd Quarter	$8.95	$5.55
3rd Quarter	$9.07	$7.50
4th Quarter	$8.46	$6.82

The number of shareholders of record of common stock as of March 18, 2011, was approximately 366.  This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 25, 2011, there were 4,442,233 shares of our common stock outstanding.

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

The Treasury Capital Purchase Program (CPP), more fully described in Note 13 of the Notes to the Consolidated Financial Statements, restricts us from increasing dividends from the last quarterly cash dividend declared on the Common Stock prior to January 9, 2009.

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

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

March 25, 2011

/s/ Vito S. Pantilione	/s/ John F. Hawkins
Vito S. Pantilione	John F. Hawkins
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Parke Bancorp, Inc. and Subsidiaries

Consolidated Financial Report
December 31, 2010

Parke Bancorp, Inc. and Subsidiaries

Contents
Page

Report of Independent Registered Public Accounting Firm ............................................................................................................................................................	1

Financial Statements
Consolidated Balance Sheets ...	2
Consolidated Statements of Income .............................................................................................................................................................................................	3
Consolidated Statements of Equity ..............................................................................................................................................................................................	4
Consolidated Statements of Cash Flows .....................................................................................................................................................................................	5
Notes to Consolidated Financial Statements ..............................................................................................................................................................................	6

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Parke Bancorp, Inc.

We have audited the consolidated balance sheets of Parke Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of income, equity, and cash flows for the years there ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years there ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP
Blue Bell, Pennsylvania
March 25, 2011

Parke Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets
December 31, 2010 and 2009
(in thousands except share data)	December 31,	December 31,
	2010	2009
Assets
Cash and due from financial institutions	$57,628	$4,099
Federal funds sold and cash equivalents	—	55
Cash and cash equivalents	57,628	4,154
Investment securities available for sale, at fair value	27,730	29,420
Investment securities held to maturity (fair value of $2,048 at December 31, 2010 and $2,404 at December 31, 2009)	1,999	2,509
Total investment securities	29,729	31,929
Loans held for sale	11,454	—
Loans, net of unearned income	626,739	603,401
Less: Allowance for loan and lease losses	14,789	12,404
Net loans and leases	611,950	590,997
Accrued interest receivable	3,273	2,808
Premises and equipment, net	4,279	2,861
Other real estate owned (OREO)	16,701	—
Restricted stock, at cost	3,040	3,094
Bank owned life insurance (BOLI)	5,362	5,184
Other assets	13,437	13,171
Total Assets	$756,853	$654,198

Liabilities and Equity
Liabilities
Deposits
Noninterest-bearing deposits	$23,168	$21,488
Interest-bearing deposits	581,554	498,825
Total deposits	604,722	520,313
FHLB borrowings	40,759	44,428
Other borrowed funds	21,454	10,000
Subordinated debentures	13,403	13,403
Accrued interest payable	828	821
Other liabilities	4,955	3,260
Total liabilities	686,121	592,225
Equity
Preferred stock, cumulative perpetual, $1,000 liquidation value; authorized 1,000,000 shares; Issued: 16,288 shares at December 31, 2010 and December 31, 2009	15,683	15,508
Common stock, $.10 par value; authorized 10,000,000 shares; Issued: 4,653,133 shares at December 31, 2010; and 4,224,867 shares at December 31, 2009	465	421
Additional paid-in capital	41,931	37,020
Retained earnings	15,494	14,071
Accumulated other comprehensive loss	(693)	(2,867)
Treasury stock, 210,900 shares at December 31, 2010; and 191,729 shares at December 31, 2009, at cost	(2,180)	(2,180)
Total shareholders’ equity	70,700	61,973
Noncontrolling (minority) interest in consolidated subsidiaries	32	—
Total equity	70,732	61,973
Total liabilities and equity	$756,853	$654,198

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2010 and 2009

(in thousands except share data)	2010	2009
Interest income:
Interest and fees on loans	$39,934	$38,482
Interest and dividends on investments	1,702	1,912
Interest on federal funds sold and cash equivalents	—	1
Total interest income	41,636	40,395
Interest expense:
Interest on deposits	9,600	13,685
Interest on borrowings	1,750	2,049
Total interest expense	11,350	15,734
Net interest income	30,286	24,661
Provision for loan losses	9,001	5,300
Net interest income after provision for loan losses	21,285	19,361
Noninterest income (loss)
Loan fees	301	241
Net income from BOLI	178	180
Service fees on deposit accounts	252	187
Gain on sale of SBA loans	1,789	313
Other than temporary impairment losses	(124)	(2,482)
Portion of loss recognized in other comprehensive income (OCI) (before taxes)	—	753
Net impairment losses recognized in earnings	(124)	(1,729)
Gain on sale of real estate owned	32	19
Other	329	249
Total noninterest income (loss)	2,757	(540)
Noninterest expense
Compensation and benefits	5,250	4,114
Professional services	1,160	862
Occupancy and equipment	937	848
Data processing	344	292
FDIC insurance	873	835
OREO expense	622	126
Other operating expense	2,464	1,680
Total noninterest expense	11,650	8,757
Income before income tax expense	12,392	10,064
Income tax expense	4,895	3,964
Net income attributable to Company and noncontrolling (minority) interest	7,497	6,100
Net income attributable to noncontrolling (minority) interest	(157)	—
Net income attributable to Company	7,340	6,100
Preferred stock dividend and discount accretion	988	899
Net income available to common shareholders	$6,352	$5,201

Earnings per common share
Basic	$1.43	$1.17
Diluted	$1.41	$1.17
Weighted average shares outstanding
Basic	4,438,926	4,434,490
Diluted	4,497,217	4,434,490
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Equity
Years Ended December 31, 2010 and 2009
(in thousands)
	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity	Non- Controlling (Minority) Interest	Total Equity
Balance, December 31, 2008	$—	$414	$35,656	$8,870	$(2,791)	$(1,848)	$40,301	$—	$40,301
Stock warrants exercised		7	415			(332)	90		90
Stock compensation			19				19		19
Comprehensive income (loss):
Net income				6,100			6,100		6,100
Non-credit unrealized losses on debt securities with OTTI, net of taxes					(451)		(451)		(451)
Net unrealized gains on available for sale securities without OTTI, net of taxes					380		380		380
Pension liability adjustments, net of tax					(5)		(5)		(5)
Total comprehensive income							6,024	—	6,024
Preferred stock issued	15,358		930				16,288		16,288
Dividend on preferred stock (5% annually)				(749)			(749)		(749)
Accretion of discount on preferred stock	150			(150)			0		0
Balance, December 31, 2009	15,508	421	37,020	14,071	(2,867)	(2,180)	61,973	—	61,973

Stock options exercised			32				32		32
Capital contribution by noncontrolling (minority) interest								196	196
Capital withdrawals by noncontrolling (minority) interest								(321)	(321)
10% common stock dividend		44	4,879	(4,923)			—		—
Dividends on fractional shares				(6)			(6)		(6)
Comprehensive income (loss):
Net income				7,340			7,340	157	7,497
Non-credit unrealized gains on debt securities with OTTI, net of taxes					124		124		124
Net unrealized gains on available for sale securities without OTTI, net of taxes					2,007		2,007		2,007
Pension liability adjustments, net of taxes					43		43		43
Total comprehensive income							9,514	157	9,671
Dividend on preferred stock (5% annually)				(813)			(813)		(813)
Accretion of discount on preferred stock	175			(175)			—		—
Balance, December 31, 2010	$15,683	$465	$41,931	$15,494	$(693)	$(2,180)	$70,700	$32	$70,732

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2010 and 2009
(in thousands)
	2010	2009
Cash Flows from Operating Activities
Net income	$7,497	$6,100
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	348	312
Provision for loan losses	9,001	5,300
Stock compensation	—	19
Bank owned life insurance	(178)	(180)
Supplemental executive retirement plan	508	384
Gain on sale of SBA loans	(1,789)	(313)
SBA loans originated for sale	(28,392)	(3,552)
Proceeds from sale of SBA loans originated for sale	31,386	3,197
Gain on sale of other real estate owned	(32)	(19)
Loss on write down of foreclosed assets	—	228
Other than temporary decline in value of investments	124	1,729
Net accretion of purchase premiums and discounts on securities	(194)	(109)
Deferred income tax benefit	(1,726)	(2,825)
Changes in operating assets and liabilities:
Increase in accrued interest receivable and other assets	995	(3,813)
Increase in accrued interest payable and other accrued liabilities	(1,478)	300
Net cash provided by operating activities	16,070	6,758
Cash Flows from Investing Activities
Purchases of investment securities available for sale	(5,753)	(8,636)
Purchases of restricted stock	54	(511)
Proceeds from maturities of investment securities available for sale	3,790	3,500
Principal payments on mortgage-backed securities	7,784	5,880
Proceeds from sale of other real estate owned	758	505
Net increase in loans	(58,745)	(57,060)
Purchases of bank premises and equipment	(1,766)	(159)
Net cash used in investing activities	(53,878)	(56,481)
Cash Flows from Financing Activities
Proceeds from issuance of preferred stock		16,288
Payment of dividend on preferred stock	(813)	(645)
Dividends on fractional shares	(6)	—
Net distribution to non-controlling interest	(125)	—
Proceeds from exercise of stock options and warrants	32	422
Purchase of treasury stock	—	(332)
Net increase in secured borrowings	11,454	2,025
Proceeds from other borrowings	—	29,500
Payments of Federal Home Loan Bank advances	(3,669)	(25,637)
Net increase in noninterest-bearing deposits	1,680	(773)
Net increase in interest-bearing deposits	82,729	25,759
Net cash provided by financing activities	91,282	46,607
(Decrease)/increase in cash and cash equivalents	53,474	(3,116)
Cash and Cash Equivalents, January 1,	4,154	7,270
Cash and Cash Equivalents, December 31,	$57,628	$4,154
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$11,343	$16,435
Income taxes	$8,350	$6,701
Supplemental Schedule of Noncash Activities:
Real estate acquired in settlement of loans	$16,778	$430

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note  1.   Description of Business and Summary of Significant Accounting Policies

Description of Business:  Parke Bancorp, Inc. (the “Company”) is a bank holding company headquartered in Sewell, New Jersey.  Through subsidiaries, the Company provides individuals, corporations and other businesses, and institutions with commercial and retail banking services, principally loans and deposits.  The Company was incorporated in January 2005 under the laws of the State of New Jersey for the sole purpose of becoming the holding company of Parke Bank (the "Bank").

The Bank is a commercial bank, which was incorporated on August 25, 1998, and commenced operations on January 28, 1999.  The Bank is chartered by the New Jersey Department of Banking and Insurance and insured by the Federal Deposit Insurance Corporation.  The Bank maintains its principal office at 601 Delsea Drive, Washington Township, New Jersey, and four additional branch office locations; 501 Tilton Road, Northfield, New Jersey, 567 Egg Harbor Road, Washington Township, New Jersey, 67 East Jimmie Leeds Road, Galloway Township, New Jersey and 1610 Spruce Street in Philadelphia, Pennsylvania.

The accounting and financial reporting policies of the Company and Subsidiaries conform to accounting principles generally accepted in the United States of America (“GAAP”) and to general practices within the banking industry.  The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Principles of Consolidation:  The accompanying consolidated financial statements include the accounts of Parke Bancorp, Inc. and its wholly-owned subsidiaries Parke Bank, Parke Capital Markets, Farm Folly, Inc. and Taylors Glen LLC. Also included are the accounts of 44 Business Capital Partners LLC, a joint venture formed in 2009 to originate and service SBA loans. Parke Bank has a 51% ownership interest in the joint venture; the non-controlling interest was not material as of December 31, 2009. Parke Capital Trust I, Parke Capital Trust II and Parke Capital Trust III are wholly-owned subsidiaries but are not consolidated because they do not meet the requirements for consolidation under applicable accounting guidance.  All significant inter-company balances and transactions have been eliminated.

Investment Securities:  At December 31, 2010 and 2009, the Company held investment securities that would be held for indefinite periods of time, including securities that would be used as part of the Company’s asset/liability management strategy and possibly sold in response to changes in interest rates, prepayments and similar factors.  These securities are classified as “available for sale” and are carried at fair value, with any temporary unrealized gains or losses reported as other comprehensive income, net of the related income tax effect.

At December 31, 2010 and 2009, the Company also reported investments in securities that were carried at cost, adjusted for amortization of premium and accretion of discount.  The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions.  These securities are classified as “held to maturity.”

Declines in the fair value of individual debt securities below their cost that are deemed to be other-than-temporary result in write-downs of the individual securities to their fair value. Debt securities that are deemed to be other-than-temporarily impaired are reflected in earnings as realized losses to the extent

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

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

Restricted Stock:  Restricted stock includes investments in the common stock of the Federal Home Loan Bank of New York (“FHLBNY”) and the Atlantic Central Bankers Bank for which no market exists and, accordingly, is carried at cost. FHLBNY stock has no quoted market value and is subject to redemption restrictions. Management reviews for impairment based on the ultimate recoverability of the cost basis in the stock. The stock’s value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. Management considers such criteria as the significance of the decline in net assets, if any, of the FHLBNY, the length of time this situation has persisted, commitments by the FHLBNY to make payments required by law or regulation, the impact of legislative and regulatory changes on the customer base of the FHLBNY and the liquidity position of the FHLBNY.

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

Troubled Debt Restructurings:  Troubled debt restructurings (TDRs) are loans for which the Company, for legal or economic reasons related to a debtor’s financial difficulties, has granted a concession to the debtor that it otherwise would not have considered. Concessions that result in the categorization of a loan as a troubled debt restructuring include:

•	Reduction (absolute or contingent) of the stated interest rate;

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

•	Extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk;
•	Reduction (absolute or contingent) of the face amount or maturity amount of the debt as stated in the instrument or other agreement; or
•	Reduction (absolute or contingent) of accrued interest.
TDRs are reported as impaired loans.

Loans Held for Sale:  Loans held for sale are the guaranteed portion of SBA loans and are reflected at the lower of aggregate cost or fair value. The net amount of loan origination fees on loans sold is included in the carrying value and in the gain or loss on the sale. The Company originates loans to customers under an SBA program that generally provides for SBA guarantees of up to 90 percent of each loan.  When the sale of the guaranteed portion of an SBA loan occurs, the premium received on the sale and the present value of future cash flows of the servicing assets represent gain on the sale and are recognized in income over the estimated life of the loan. Income and fees collected for servicing are credited to noninterest income, net of amortization of the related servicing asset.

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

Allowance for Loan Losses:  The allowance for loan losses is maintained through charges to the provision for loan losses in the Consolidated Statements of Income as losses are estimated to have occurred.  Loans or portions thereof that are determined to be uncollectible are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance.  The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses in the balance of the loan portfolio, based on an evaluation of collectability of existing loans and prior loss experience.  When evaluating the adequacy of the allowance, an assessment of the loan portfolio will typically include changes in the composition and volume of the loan portfolio, overall portfolio quality and past loss experience, review of specific problem loans, current economic conditions which may affect borrowers’ ability to repay, and other factors which may warrant current recognition.  Such periodic assessments may, in management’s judgment, require the Company to recognize additions or reductions to the allowance.

Various regulatory agencies periodically review the adequacy of the Company’s allowance for loan losses as an integral part of their examination process.  Such agencies may require the Company to recognize additions or reductions to the allowance based on their evaluation of information available to

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

them at the time of their examination.  It is reasonably possible that the above factors may change significantly and, therefore, affect management’s determination of the allowance for loan losses in the near term.

The allowance consists of allocated and general components.  The allocated component relates to loans that are classified as impaired including TDRs.  For those loans that are classified impaired, an allowance is established when the discounted cash flows (or collateral value for collateral dependent loans or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical charge-off experience and expected losses given the Company’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not reflected in the historical loss or risk rating data.

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

Other Real Estate Owned (OREO):  Real estate acquired through foreclosure or other proceedings is carried at fair value less estimated costs of disposal. Costs of improving OREO are capitalized to the extent that the carrying value does not exceed its fair value less estimated selling costs. Subsequent valuation adjustments, if any, are recognized as a charge against current earnings. Holding costs are charged to expense. Gains and losses on sales are recognized in noninterest income as they occur.

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

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

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

The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2010 or 2009 and did not accrue interest or penalties.  The Company does not have an accrual for uncertain tax positions as of December 31, 2010 or 2009, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  Tax returns for all years 2007 and thereafter are subject to further examination by tax authorities, with the exception of the State on New Jersey for which tax returns for all years 2006 and thereafter are subject to further examination.

Use of Estimates:  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

near term include the allowance for loan losses, other than temporary impairment losses on investment securities and the valuation of deferred income taxes.

Segment Reporting:  The Company operates one reportable segment of business, “community banking”.  Through its community banking segment, the Company provides a broad range of retail and community banking services.

Reclassifications:  Certain items in the 2009 financial statements have been reclassified to conform to the 2010 presentation. Such reclassifications have no impact on prior year earnings.

Comprehensive Income:  Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under U.S. Generally Accepted Accounting Principles (GAAP), are excluded from net income, including unrealized gains and losses on available for sale securities and gains or losses, prior service costs or credits, and transition assets or obligations associated with pension or other postretirement benefits that have not been recognized as components of net periodic benefit cost.

The Company recognizes the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in the statement of financial position and changes in that funded status through comprehensive income in the year the changes occur.  The accounting guidance related to compensation-retirement benefits also requires an employer to measure the funded status of a plan as of the date of the employer's year-end statement of financial position.  The Company has recorded expense for the unfunded status of $509,000 and $384,000 for the years ended December 31, 2010 and 2009, respectively, relating to a Supplemental Executive Retirement Plan ("SERP") (Note 11).

The Company’s comprehensive income is presented in the following table:

	2010	2009
	(amounts in thousands)
Net Income:	$7,497	$6,100
Non-credit unrealized gains (losses) on available for sale securities with OTTI	81	(2,482)
Unrealized gains (losses) on available for sale securities without OTTI	3,346	634
Reclassification adjustment for net losses realized in income	124	1,729
Minimum pension liability	43	(9)
Tax impact	(1,420)	52
Comprehensive income	9,671	6,024
Net income attributable to noncontrolling (minority) interest	(157)	—
Comprehensive income attributable to Company	$9,514	$6,024

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Accumulated other comprehensive loss consisted of the following at December 31, 2010 and 2009:

	2010	2009
	(amounts in thousands)
Securities
Non-credit unrealized losses on available for sale securities with OTTI	$(548)	$(753)
Unrealized losses on available for sale securities without OTTI	(273)	(3,619)
Minimum pension liability	(201)	(244)

Tax impact	329	1,749
	$(693)	$(2,867)

Earnings Per Common Share:  Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period.  Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options and warrants outstanding.  To the extent that stock equivalents are anti-dilutive, they have been excluded from the earnings per share calculation. Both basic and diluted earnings per share computations give retroactive effect to a stock dividend declared and paid in 2010 (Note 13).  Earnings per common share have been computed based on the following for 2010 and 2009:

	2010	2009

Average number of common shares outstanding	4,438,926	4,434,490
Effect of dilutive warrants	58,292	—
Average number of common shares outstanding used to calculate diluted earnings per common share	4,497,217	4,434,490

Statement of Cash Flows:  Cash and cash equivalents include cash and due from financial institutions and federal funds sold.  For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Recently Issued Accounting Pronouncements:

On July 1, 2009, the Accounting Standards Codification (“ASC”) became the Financial Accounting Standards Board’s (“FASB”) officially recognized source of authoritative U.S. generally accepted accounting principles (“GAAP”) applicable to all public and non-public non-governmental entities, superseding existing FASB, AICPA, EITF and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

FASB ACS Topic 820, “Fair Value Measurements and Disclosures.”

New authoritative accounting guidance (Accounting Standards Update No. 2010-6), which became effective January 1, 2010,  provides amendments to ASC Topic 820 that require new disclosures as follows: 1) A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

The new authoritative guidance also clarifies existing disclosures as follows:

1)
A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities.

2)
A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3.

These new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009 and did not have a significant impact of the Company’s consolidated financial statements. The disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. See Note 16, “Fair Value”.

FASB ASC Topic 860, "Transfers and Servicing."

New authoritative accounting guidance under ASC Topic 860, "Transfers and Servicing” amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

new authoritative accounting guidance eliminates the concept of a "qualifying special-purpose entity", expands the definition of “participating entity” and changes the requirements for derecognizing financial assets. The new authoritative accounting guidance also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new authoritative accounting guidance under ASC Topic 860 was effective January 1, 2010 and accordingly, impacted the manner in which the Company accounts for the sale of the guaranteed portion on SBA loans. As of December 31, 2010, the Company deferred recognizing the sale of $11.5 million of loans with an associated gain of $1.3 million. The cash received from the sales was recorded as a secured borrowing. The sale and the gain will be recognized in the first quarter of 2011.

FASB ASC Topic 310, “Receivables.”

New authoritative accounting guidance (Accounting Standards Update No. 2010-20) under ASC Topic 310, "Receivables", amends the current disclosures required by ASC Topic 310. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The expanded new disclosures are incorporated in Note 4, “Loans” and Note 5, “Allowance for Loan Losses” and did not have an impact on the Company’s financial condition or results of operations.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note  2.   Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services.  Management is responsible for assessing the credit risk of its correspondent banks.  The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Company as of December 31, 2010 or 2009, because reserve requirements were covered by vault cash.

Note  3.   Investment Securities

The following is a summary of the Company's investment in available for sale and held to maturity securities as of December 31, 2010 and 2009:

As of December 31, 2010	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other-than- temporary impairments in OCI	Fair value
Available for sale:	(amounts in thousands)

U.S. Government sponsored entities	$3,006	$14	$95	$—	$2,925
Corporate debt obligations	2,000	94	—	—	2,094
Residential mortgage-backed securities	15,938	645	24	—	16,559
Collateralized mortgage obligations	2,045	107	—	—	2,152
Collateralized debt obligations	5,562	—	1,014	548	4,000
Total available for sale	$28,551	$860	$1,133	$548	$27,730

Held to maturity:
States and political subdivisions	$1,999	$60	$11	$—	$2,048

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2009	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other-than- temporary impairments in OCI	Fair value
Available for sale:	(amounts in thousands)

U.S. Government sponsored entities	$3,273	$—	$41	$—	$3,232
Corporate debt obligations	2,000	17	47	—	1,970
Residential mortgage-backed securities	19,098	679	79	—	19,698
Collateralized mortgage obligations	3,859	68	50	68	3,809
Collateralized debt obligations	5,562	—	4,166	685	711
Total available for sale	$33,792	$764	$4,383	$753	$29,420

Held to maturity:
States and political subdivisions	$2,509	$10	$115	$—	$2,404

The amortized cost and fair value of debt securities classified as available for sale and held to maturity, by contractual maturity, as of December 31, 2010, are as follows:

	Amortized Cost	Fair Value
	(amounts in thousands)
Available for sale:
Due within one year	$—	$—
Due after one year through five years	1,000	1,014
Due after five years through ten years	2,000	1,905
Due after ten years	7,568	6,100
Residential mortgage-backed securities and collateralized mortgage obligations	17,983	18,711
Total available for sale	$28,551	$27,730

Held to maturity:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	1,999	2,048
Total held to maturity	$1,999	$2,048

Expected maturities will differ from contractual maturities for mortgage related securities because the issuers of certain debt securities do have the right to call or prepay their obligations without any penalties.

There were no sales of investment securities in 2010 and 2009.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2010 and 2009, approximately $11.4 million and $10.7 million, respectively, of investment securities are pledged as collateral for borrowed funds (Note 9).  In addition, securities with a carrying value of $10.3 million and $16.3 million, respectively, were pledged to secure public deposits at December 31, 2010 and 2009.

The following tables show the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010 and December 31, 2009:

As of December 31, 2010	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(amounts in thousands)
Available for sale:
U.S. Government sponsored entities	$1,905	$95	$—	$—	$1,905	$95
Corporate debt obligations	—	—	—	—	—	—
Residential mortgage-backed securities and collateralized mortgage obligations	4,807	24	—	—	4,807	24
Collateralized debt obligations	—	—	3,736	1,014	3,736	1,014
Total available for sale	$6,712	$119	$3,736	$1,014	$10,448	$1,133

Held to maturity:
States and political subdivisions	$1,229	$11	$—	$—	$1,229	$11

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

As of December 31, 2009	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(amounts in thousands)
Available for sale:
U.S. Government sponsored entities	$3,225	$41	$—	$—	$3,225	$41
Corporate debt obligations	—	—	653	47	653	47
Residential mortgage-backed securities and collateralized mortgage obligations	6,289	129	—	—	6,289	129
Collateralized debt obligations	—	—	585	4,166	585	4,166
Total available for sale	$9,514	$170	$1,238	$4,213	$10,752	$4,383

Held to maturity:
States and political subdivisions	$—	$—	$610	$115	$610	$115

U.S. Government Sponsored Entities: The unrealized losses on the Company’s investment in U.S. Government sponsored entities were caused by movement in interest rates. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider the investment in these securities to be other-than-temporarily impaired at December 31, 2010 or December 31, 2009.
Corporate Debt Obligations:  The Company’s unrealized loss on investments in corporate bonds relates to three trust preferred securities (TruPS) issued by financial institutions, was caused by movement in interest rates. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider the investment in these securities to be other-than-temporarily impaired at December 31, 2009.
Residential Mortgage-Backed Securities: The unrealized losses on the Company’s investment in mortgage-backed securities were caused by movement in interest rates. The securities were issued by FNMA and FHLMC, government sponsored entities. It is expected that the U.S. government will guarantee all contractual cash flows. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider the investment in these securities to be other-than-temporarily impaired at December 31, 2010 or December 31, 2009.
Collateralized Debt Obligations:  The Company’s unrealized loss on investments in collateralized debt obligations (CDOs) relates to three securities  issued by financial institutions, totaling $4.8 million. CDOs are pooled securities primarily secured by trust preferred securities (TruPS), subordinated debt and surplus notes issued by small and mid-sized banks and insurance companies. These securities are generally floating rate instruments with 30-year maturities, and are callable at par by the issuer after five years. The current economic downturn has had a significant adverse impact on the financial services

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

industry, consequently, TruPS CDOs do not have an active trading market. With the assistance of competent third-party valuation specialists, the Company utilized the following methodology to determine the fair value:

Cash flows were developed based on the estimated speeds at which the trust preferred securities are expected to prepay, the estimated rates at which the trust preferred securities are expected to defer payments, the estimated rates at which the trust preferred securities are expected to default, and the severity of the losses on securities which default. Trust preferred securities generally allow for prepayment by the issuer without a prepayment penalty any time after five years. Due to the lack of new trust preferred issuances and the relatively poor conditions of the financial institution industry, a relatively modest rate of prepayment was assumed going forward. Estimates for conditional default rates (“CDR”) are based on the payment characteristics of the trust preferred securities themselves (e.g. current, deferred, or defaulted) as well as the financial condition of the trust preferred issuers in the pool. Estimates for the near-term rates of deferral and CDR are based on key financial ratios relating to the financial institutions’ capitalization, asset quality, profitability and liquidity. Finally, we consider whether or not the financial institution has received TARP funding, and if it has, the amount. Longer-term rates of deferral and defaults on based on historical averages. The fair value of each bond was assessed by discounting their projected cash flows by a discount rate.  The discount rates were based on the yields of publicly traded TruPS and preferred stock issued by comparably rated banks.  The fair value for previous reporting periods was based on indicative market bids and resulted in much lower values due to the inactive trading market.

The underlying issuers have been analyzed, and projections have been made regarding the future performance, considering factors including defaults and interest deferrals.  The analysis indicates that the Company should expect to receive all contractual cash flows.  Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2010 or December 31, 2009.

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

The present value of expected future cash flows is determined using the best estimate cash flows discounted at the effective interest rate implicit to the security at the date of purchase or the current yield to accrete an asset-backed or floating rate security. The methodology and assumptions for establishing the best estimate cash flows vary depending on the type of security. The asset-backed

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

securities cash flow estimates are based on bond specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity and prepayment speeds and structural support, including subordination and guarantees. The corporate bond cash flow estimates are derived from scenario-based outcomes of expected corporate restructurings or the disposition of assets using bond specific facts and circumstances including timing, security interests and loss severity.

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

The following table presents a roll-forward of the credit loss component of the amortized cost of debt securities that we have written down for OTTI and the credit component of the loss that is recognized in earnings. OTTI recognized in earnings for credit-impaired debt securities is presented as additions in two components based upon whether the current period is the first time the debt security was credit-impaired (initial credit impairment) or is not the first time the debt security was credit impaired (subsequent credit impairments). The credit loss component is reduced if we sell, intend to sell or believe we will be required to sell previously credit-impaired debt securities. Additionally, the credit loss component is reduced if we receive cash flows in excess of what we expected to receive over the remaining life of the credit-impaired debt security, the security matures or is fully written down. Changes in the credit loss component of credit-impaired debt securities were as follows for 2010 and 2009.

	2010	2009
	(Amounts in thousands)
Beginning balance	$4,008	$2,279
Initial credit impairment	—	1,105
Subsequent credit impairments	124	624
Reductions for amounts recognized in earnings due to intent or requirement to sell	—	—
Reductions for securities sold	—	—
Reductions for securities deemed worthless	1,475	—
Reductions for increases in cash flows expected to be collected	—	—
Ending balance	$2,657	$4,008

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

A summary of investment gains and losses recognized in income during the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	(Amounts in thousands)
Available for sale securities:
Realized gains	$—	$—
Realized (losses)	—	—
Other than temporary impairment	(124)	(1,729)
Total available for sale securities	$(124)	$(1,729)

Held to maturity securities:
Realized gains	$—	$—
Realized (losses)	—	—
Other than temporary impairment	—	—
Total held to maturity securities	$0	$0

The Company recognized $124,000 and $1.7 million during 2010 and 2009, respectively, of other-than-temporary impairment losses on available for sale securities, attributable to impairment charges recognized on privately issued CMOs and CDOs.

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

CPR assumptions were based on evaluation of the lifetime conditional prepayment rates; 3 month CPR over the most recent period, past 6 months and past 12 months; estimated prepayment rates provided by the Securities Industry & Financial Markets Association (SIFMA), forecasts from other industry experts, and judgment given recent deterioration in credit conditions and declines in property values. The CRP assumption utilized ranged from 7.73% to 8.51%

CDR estimates were based on the status of the loans – current, 30-59 days delinquent, 60-89 days delinquent, 90+ days delinquent, foreclosure or REO – and proprietary loss migration models (i.e. percentage of 30 day delinquents that will ultimately migrate to default, percentage of 60 day delinquents that will ultimately migrate to default, etc.). The model assumes that the 60 day plus population will move to repossession inventory subject to the loss migration assumptions and liquidate over the next 36 months. Defaults vector from month 37 to month 48 to the month 49 CDR value and ultimately vector to zero over an extended period of time of at least 15 years. The CDR assumption utilized started at a range of 5.58% to 6.23%, and ramped down to a range of 1.80% to 4.14% by month 49.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Loss severity estimates are based on the initial loan to value ratio, the loan’s lien position, private mortgage insurance proceeds available (if any), and the estimated change in the price of the property since origination.  The loss severity assumption is static for twelve months at 50.9% then decreases monthly based on future market appreciation to a floor of 23%.

The risk adjusted discount of 15% was derived based on the spread from the most recent active market indication for either the instrument in question or a proxy of the instrument. The resulting spread was then used in conjunction with the swap curve to discount the expected cash flow stream.

An impairment charge of $978,000 in 2009 on a CDO was driven by the current economic downturn that has had a significant adverse impact on the financial services industry. With the assistance of competent third-party valuation specialists, the Company utilized the following methodology to determine the existence of OTTI:

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

The discount rate estimate, 10.9%, comes from conversations with major financial institutions regarding assumptions they are using for highly rated assets, from opportunistic hedge funds regarding assumptions they are using to bid on lower and unrated assets, and other industry experts.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note  4.   Loans

The composition of loans as of December 31, 2010 and 2009 was as follows:

	2010	2009
	(Amounts in thousands)

Commercial	$25,108	$20,174
Real estate construction:
Residential	38,810	61,865
Commercial	57,651	44,726
Real estate mortgage:
Residential	169,536	154,385
Commercial	318,519	309,226
Consumer	17,115	13,025
Total Loans	626,739	603,401
Less: allowance for loan losses	(14,789)	(12,404)
Net loans	$611,950	$590,997

The Company maintains interest reserves for the purpose of making periodic and timely interest payments for borrowers that qualify.  Total loans with interest reserves were $65.6 million and $74.8 million at December 31, 2010 and December 31, 2009 respectively. On a monthly basis management reviews loans with interest reserves to assess current and projected performance.

At December 31, 2010 and 2009, approximately $170.4 million and $148.5 million, respectively, of loans were pledged to the FHLB of New York on borrowings (Note 9). This pledge consists of a blanket lien on residential mortgages and certain qualifying commercial real estate loans.

Loan Origination/Risk Management:  The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. Underwriting standards are designed to promote relationship banking rather than transactional banking. Once it is determined that the borrower's management possesses sound ethics and solid business acumen, the Company's management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and almost always will incorporate a personal guarantee. In the case of loans

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

With respect to construction loans to developers and builders that are secured by non-owner occupied properties, the Company generally requires the borrower to have had an existing relationship with the Company and have a proven record of success. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location within our market area. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. The Company also monitors economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2010, approximately 42.7% of the outstanding principal balance of the Company’s commercial real estate loans were secured by owner-occupied properties.

To monitor and manage consumer loan risk, policies and procedures are developed and modified as needed. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, trend and outlook reports are reviewed by management on a regular basis. Underwriting standards for home equity loans are heavily influenced by statutory requirements, which include, but are not limited to, a maximum loan-to-value percentage of 80%, collection remedies, the number of such loans a borrower can have at one time and documentation requirements.

The Company maintains an outsourced independent loan review program that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Concentrations of Credit:  Most of the Company's lending activity occurs within the areas of southern New Jersey and southeastern Pennsylvania, as well as other markets. The majority of the Company's loan portfolio consists of commercial real estate loans. As of December 31, 2010 there were no concentrations of loans related to any single industry in excess of 11% of total loans.

Loans to Related Parties: In the normal course of business, the Company has granted loans to officers, directors and their affiliates (related parties).  In the opinion of management, the terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with other customers and do not involve more than a normal risk of collectability.

An analysis of the activity of such related party loans for 2010 and 2009 is as follows:

	2010	2009
	(Amounts in thousands)

Balance, beginning of year	$23,644	$20,500
Advances	1,781	3,230
Less: repayments	(1,402)	(86)
Balance, end of year	$24,023	$23,644

Nonaccrual and Past Due Loans:  Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

An age analysis of past due loans at December 31, 2010 is as follows:

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)

Commercial	$212	$98	$—	$310	$24,798	$25,108	$—
Real estate construction:
Residential	1,657	—	8,546	10,203	28,607	38,810	—
Commercial	75	—	6,701	6,776	50,875	57,651	—
Real estate mortgage:
Residential	1,139	2,161	9,415	12,715	156,821	169,536	—
Commercial	4,833	5,670	2,722	13,225	305,294	318,519	—
Consumer	—	—	61	61	17,054	17,115	—
Total	$7,916	$7,929	$27,445	$43,290	$583,449	$626,739	$—

Impaired Loans:  Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other loans. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Included in impaired loans at December 31, 2010 were $42.7 million of loans classified as troubled debt restructurings as defined within accounting guidance and regulatory literature. The Company granted a concession, either a reduction in stated interest rate or a period of interest only payments, due to the borrowers’ financial difficulties. These loans were performing according to their modified terms at December 31, 2010.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Impaired loans at December 31, 2010 are set forth in the following table.

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized1
	(Amounts in thousands)
With no related allowance recorded:
Commercial	$785	$785	$—	$509	$11
Residential real estate construction	13,180	14,147	—	12,789	106
Commercial real estate construction	18,181	18,770	—	7,845	214
Residential real estate mortgage	8,540	8,637	—	7,881	230
Commercial real estate mortgage	42,303	42,303	—	16,203	1,562
Consumer	61	61	—	31	—
	83,050	84,703	—	45,258	2,123

With an allowance recorded:
Commercial	—	—	—	—	—
Residential real estate construction	6,599	7,820	2,091	6,576	70
Commercial real estate construction	—	—	—	—	—
Residential real estate mortgage	12,946	13,113	562	5,462	389
Commercial real estate mortgage	9,428	9,548	198	4,064	525
Consumer	—	—	—	—	—
	28,973	30,481	2,851	16,102	984

Total:
Commercial	785	785	—	509	11
Residential real estate construction	19,779	21,967	2,091	19,365	176
Commercial real estate construction	18,181	18,770	—	7,845	214
Residential real estate mortgage	21,486	21,750	562	13,343	619
Commercial real estate mortgage	46,371	46,491	198	20,267	2,087
Consumer	61	61	—	31	—
	$112,023	$115,184	$2,851	$61,360	$3,107

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1Reflects the interest income recognized on impaired loans, which includes troubled debt restructurings, during 2010. Interest income recognized on a cash basis subsequent to a loan being placed on nonaccrual was $45,000 during 2010.
Information about impaired loans and nonaccrual loans as of and for the year ended December 31, 2009 is as follows:

(Amounts in thousands)

Impaired loans with a valuation allowance	$22,681
Impaired loans without a valuation allowance	28,208
Total impaired loans	$50,889

Related allowance for loan losses for impaired loans	$3,555

Nonaccrual loans	$25,452

Average monthly balance of impaired loans	$34,601

Interest income recognized on cash basis on impaired loans	$10

Credit Quality Indicators:  As part of the on-going monitoring of the credit quality of the Company's loan portfolio, management tracks certain credit quality indicators including trends related to the risk grades of loans, the level of classified loans, net charge-offs, non-performing loans (see details above) and the general economic conditions in the region.

The Company utilizes a risk grading matrix to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 7. Grade 1 through 4 are considered “Pass”. A description of the general characteristics of the seven risk grades is as follows:

1.	Good: Borrower exhibits the strongest overall financial condition and represents the most creditworthy profile.
2.	Satisfactory (A): Borrower reflects a well balanced financial condition, demonstrates a high level of creditworthiness and typically will have a strong banking relationship with Parke Bank.
3.	Satisfactory (B): Borrower exhibits a balanced financial condition and does not expose the Bank to more than a normal or average overall amount of risk. Loans are considered fully collectable.
4.
Watch List:  Borrower reflects a fair financial condition, but there exists an overall greater than average risk. Risk is deemed acceptable by virtue of increased monitoring and control over borrowings.  Probability of timely repayment is present.

5.
Other Assets Especially Mentioned (OAEM):  Financial condition is such that assets in this category have a potential weakness or pose unwarranted financial risk to the Bank even though the asset value is not currently impaired.  Asset does not currently warrant adverse classification but if not corrected could weaken and could create future increased risk exposure. Includes loans which require an increased degree of monitoring or servicing as a result of internal or external changes.

6.
Substandard:  This classification represents more severe cases of #5 (OAEM) characteristics that require increased monitoring.  Assets are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Assets are inadequately protected by

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

the current net worth and paying capacity of the borrower or of the collateral. Asset has a well defined weakness or weaknesses that impairs the ability to repay debt and jeopardizes the timely liquidation or realization of the collateral at the asset’s net book value.

7.	Doubtful: Assets which have all the weaknesses inherent in those assets classified #6 (Substandard) but the risks are more severe relative to financial deterioration in capital and/or asset value; accounting/evaluation techniques may be questionable and the overall possibility for collection in full is highly improbable. Borrowers in this category require constant monitoring, are considered work out loans and present the potential for future loss to the bank

An analysis of the credit risk profile by internally assigned grades is as follows:

	Pass	OAEM	Substandard	Doubtful	Total
At December 31, 2010	(Amounts in thousands)
Commercial	$23,823	$500	$785	$—	$25,108
Residential real estate construction	12,132	6,899	19,779	—	38,810
Commercial real estate construction	38,570	900	18,181	—	57,651
Residential real estate mortgage	153,142	4,290	12,104	—	169,536
Commercial real estate mortgage	255,577	44,473	18,469	—	318,519
Consumer	15,559	1,495	61	—	17,115
Total	$498,803	$58,557	$69,379	$—	$626,739

Note  5.   Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Company's allowance for loan loss methodology includes allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." Accordingly, the methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Company's process for determining the appropriate level of the allowance for loan losses is designed to account for credit deterioration as it occurs. The provision for loan losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The provision for possible loan losses also reflects the totality of actions taken on all loans for a particular period. In other words, the amount of the provision reflects not only the necessary increases in the allowance for loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company’s control, including, among other things, the performance of the Company's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Company's allowance for possible loan losses consists of three elements: (i) specific valuation allowances determined in accordance with ASC Topic 310 based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with ASC Topic 450 based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances determined in accordance with ASC Topic 450 based on general economic conditions and other qualitative risk factors both internal and external to the Company.

The allowances established for probable losses on specific loans are based on a regular analysis and evaluation of problem loans. Loans are classified based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the relationship manager level for all commercial loans. When a loan has a grade of 6 or higher, the loan is analyzed to determine whether the loan is impaired and, if impaired, the need to specifically allocate a portion of the allowance for loan losses to the loan. Specific valuation allowances are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things.

Historical valuation allowances are calculated based on the historical loss experience of specific types of loans. The Company calculates historical loss ratios for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced to the total population of loans in the pool. The historical loss ratios are periodically updated based on actual charge-off experience. A historical valuation allowance is established for each pool of similar loans based upon the product of the historical loss ratio and the total dollar amount of the loans in the pool. The Company's pools of similar loans include similarly risk-graded groups of commercial loans, commercial real estate loans, consumer real estate loans and consumer and other loans.

General valuation allowances are based on general economic conditions and other qualitative risk factors both internal and external to the Company. In general, such valuation allowances are determined by evaluating, among other things: (i) the experience, ability and effectiveness of the bank's lending management and staff; (ii) the effectiveness of the Bank's loan policies, procedures and internal controls; (iii) changes in asset quality; (iv) changes in loan portfolio volume; (v) the composition and concentrations of credit; (vi) the impact of competition on loan structuring and pricing; (vii) the effectiveness of the internal loan review function; (viii) the impact of environmental risks on portfolio risks; and (ix) the impact of rising interest rates on portfolio risk. Management evaluates the degree of risk that each one of these components has on the quality of the loan portfolio on a quarterly basis. Each component is determined to have either a high, high-moderate, moderate, low-moderate or low degree of risk. The results are then input into a "general allocation matrix" to determine an appropriate general valuation allowance.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

An analysis of the allowance for loan losses for 2010 is as follows:

	Commercial	Residential Real Estate Construction	Commercial Real Estate Construction	Residential Real Estate Mortgage	Commercial Real Estate Mortgage	Consumer	Unallocated	Total
	(Amounts in thousands)
Allowance for loan Losses:
Beginning balance	$214	$4,074	$498	$1,451	$5,975	$102	$90	$12,404
Charge-offs	615	3,893	588	1,315	189	16	—	6,616
Recoveries	—	—	—	—	—	—	—	—
Provisions	849	2,799	1,666	3,084	514	44	45	9,001
Ending balance	$448	$2,980	$1,576	$3,220	$6,300	$130	$135	$14,789

Allowance for loan Losses, ending balance:
Individually evaluated for impairment	$—	$2,091	$—	$562	$198	$—	$—	$2,851
Collectively evaluated for impairment	448	889	1,576	2,658	6,102	130	135	11,998
Total	$448	$2,980	$1,576	$3,220	$6,300	$130	$135	$14,789

Loans, ending balance:
Individually evaluated for impairment	$785	$19,779	$18,181	$21,486	$46,371	$61		$106,663
Collectively evaluated for impairment	24,323	19,031	39,470	148,050	272,148	17,054		520,076
Total	$25,108	$38,810	$57,651	$169,536	$318,519	$17,115		$626,739

An analysis of the allowance for loan losses for 2009 is as follows:

(Amounts in thousands)

Balance, beginning of year	$7,777
Provision for loan losses	5,300
Charge offs	(673)
Recoveries	—
Balance, end of year	$12,404

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note  6.   Bank Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of Company premises and equipment as of December 31, 2010 and 2009 is as follows:

	2010	2009
	(Amounts in thousands)

Land	$820	$470
Building and improvements	4,243	3,028
Furniture and equipment	1,417	1,224
Total premises and equipment	6,480	4,722
Less: accumulated depreciation and amortization	(2,201)	(1,861)
Premises and equipment, net	$4,279	$2,861

Depreciation and amortization expense was $348,000 and $312,000 in 2010 and 2009, respectively.

The Company has non-cancelable operating lease agreements related to its Northfield and Philadelphia branch offices. The term of the Northfield lease is for 10 years through March 2011 with two 5-year renewal options.  The term of the Philadelphia lease is for 10 years through June 2016.  The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch offices.  At December 31, 2010, the required future minimum rental payments under these leases and other equipment operating leases are as follows:

Years Ending December 31,	(Amounts in thousands)

2011	$129
2012	141
2013	152
2014	82
2015	82
Thereafter	121
Total minimum lease payments	$707

Rent expense was approximately $129,000 in 2010 and $128,000 in 2009.

Note  7.   OREO

At December 31, 2010 the Company had $16.7 million of OREO. The real estate consisted of 12 commercial properties. The largest property was a partially-constructed condominium project located in Absecon, New Jersey. This property was sold to a developer in the third quarter and financing was provided by the Company. Due to the lack of a sufficient down payment from the buyer, GAAP did not allow for sales treatment. Also included is a country club located in Woodbury, New Jersey at $2.5 million and a condominium project in Wildwood, New Jersey at $1.8 million. During the year the Company disposed of $726,000 of OREO, recognizing a gain of $32,000. There was no OREO at

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2009. There was no valuation allowance related to OREO as of December 31, 2010 and 2009. Operating expenses related to OREO, net of related income, for 2010 were $622,000.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note  8.   Deposits

Deposits at December 31, 2010 and 2009 consisted of the following:

	2010	2009
	(Amounts in thousands)

Demand deposits, noninterest-bearing	$23,168	$21,488
Demand deposits, interest-bearing	14,065	11,616
Money market deposits	94,622	83,640
Savings deposits	166,742	141,687
Time deposits of $100,000 or more	109,214	71,100
Other time deposits	126,742	94,692
Brokered time deposits	70,169	96,090
Total deposits	$604,722	$520,313

Scheduled maturities of certificates of deposit at December 31, 2010 are as follows:

Years Ending December 31,	(Amounts in thousands)

2011	$271,655
2012	29,938
2013	1,411
2014	1,506
2015	1,615
Thereafter	—
Total	$306,125

Deposits from related parties totaled approximately $6,849,000 and $6,999,000 at December 31, 2010 and 2009, respectively.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note  9.   Borrowings

An analysis of borrowings as of December 31, 2010 and 2009 is as follows:

		2010		2009
	Maturity Date or Range	Amount	Weighted Average Rate	Amount	Weighted Average Rate

		(Amounts in thousands, except rates)
Borrowed funds:
Federal Home Loan Bank repurchase agreements	May 2013	$5,000	2.65%	$5,000	2.65%

Other repurchase agreements	July 2012	$5,000	4.91%	$5,000	4.91%

Secured Borrowings	March 31, 2011	$11,454	0.0%	—	—

Federal Home Loan Bank advances	Less than one year	$39,900	1.95%	$8,525	2.71%
	One to three years			34,900	2.08%
	Three to five years			1,003	5.02%
	Five to ten years	859	5.19%	—	—
	Total	$40,759		$44,428

Subordinated debentures, capital trusts	November 2035	$5,155	1.94%	$5,155	1.93%
	November 2035	5,155	1.94%	5,155	6.25%
	September 2037	3,093	1.80%	3,093	1.75%
	Total	$13,403		$13,403

At December 31, 2010, the Company had a $123.9 million line of credit from the FHLB of New York, of which $40.8 million, as detailed above, was outstanding. The Bank has established lines of credit with other financial institutions totaling $11.0 million. These lines were not utilized at December 31, 2010 or 2009.

Certain investment securities (Note 3), loans (Note 4), and FHLB of New York stock are pledged as collateral for borrowings.

Subordinated Debentures – Capital Trusts:  On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 1.94% at December 31, 2010. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4,200,000 were contributed to paid-in capital at the Bank. The remaining $955,000 was retained at the Company for future use.

On August 23, 2005, Parke Capital Trust II, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of fixed/variable rate capital trust pass-through securities to investors. Currently, the interest rate is variable at 1.94%. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% beginning November 23, 2010. Parke Capital Trust II purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4,200,000 were contributed to paid-in capital at the Bank. The remaining $955,000 was retained at the Company for future use.

On June 21, 2007, Parke Capital Trust III, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $3,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.50% and was 1.80% at December 31, 2010. Parke Capital Trust III purchased $3,093,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after December 15, 2012, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on September 15, 2037.   The proceeds were contributed to paid-in capital at the Bank.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 10.  Income Taxes

Income tax expense for 2010 and 2009 consisted of the following:

	2010	2009
	(Amounts in thousands)

Current tax expense:
Federal	$4,984	$5,169
State	1,637	1,620
	6,621	6,789
Deferred tax benefit	(1,726)	(2,825)
Income tax expense	$4,895	$3,964

The components of the net deferred tax asset at December 31, 2010 and 2009 are as follows:

	2010	2009
	(Amounts in thousands)

Deferred tax assets
Allowance for loan losses	$6,011	$4,903
Investment securities available for sale	328	1,748
Minimum pension liability	1,900	1,405
Stock compensation	30	29
Depreciation	176	224
Other	-	21
Deferred gain on sale of loans	529	—
Capitalized OREO expense	264	—
OTTI write down on securities	1,300	1,603
	10,538	9,933
Deferred tax liabilities:
Discount accretion	(71)	(118)
Deferred loan costs	(633)	(513)
BOLI	(515)	(454)
	(1,219)	(1,085)
Net deferred tax asset	$9,319	$8,848

A reconciliation of the Company’s effective income tax rate with the statutory federal rate for 2010 and 2009 is as follows:

	2010	2009
	(Amounts in thousands)

At Federal statutory rate	$4,337	$3,422
Adjustments resulting from:
State income taxes, net of Federal tax benefit	751	641
Other	(193)	(99)
	$4,895	$3,964

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustments to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, or local tax authorities for years before 2007, and by the State of New Jersey for years before 2006.

Note  11.   Retirement Plans

Supplemental Executive Retirement Plan:  The Company has a Supplemental Executive Retirement Plan (“SERP”) covering certain members of management.  The net periodic SERP pension cost was approximately $412,000 in 2010 and $418,000 in 2009.  The unfunded benefit obligation, which was included in other accrued liabilities, was approximately $2,649,000 at December 31, 2010 and $2,237,000 at December 31, 2009.

The benefit obligation at December 31, 2010 and December 31, 2009 was calculated as follows:

	2010	2009
	(amounts in thousands)
Benefit obligation, January 1	$2,237	$1,845
Service cost	280	207
Interest cost	130	106
(Gain) loss	2	79
Benefit obligation, December 31	$2,649	$2,237

The net periodic pension cost for 2010 and 2009 was calculated as follows:

	2010	2009
	(amounts in thousands)
Service cost	$280	$207
Interest cost	130	106
(Gain) loss	2	79
Prior service cost recognized	—	26
	$412	$418

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.5% for both 2010 and 2009.  The expected rate of compensation increase was 4.0% for both 2010 and 2009.

The Company has a 401K Plan covering substantially all employees.  Under the Plan, the Company is required to contribute 3% of all qualifying employees’ eligible salary to the Plan. The Plan expense in 2010 was $86,000 and $74,000 in 2009.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2010 and 2009, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2010 and 2009, the Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action.  Prompt correction action provisions are not applicable to bank holding companies. There are no conditions or events since December 31, 2010 that management believes have changed the Bank's capital category.

To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following tables.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

	Actual		For Capital Adequacy Purposes		To be Well- Capitalized Under Prompt Corrective Action Provisions
Parke Bancorp, Inc.	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010	(amounts in thousands except ratios)

Total Risk Based Capital	$92,629	14.2%	$52,183	8%	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$84,393	12.9%	$26,092	4%	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$84,393	11.2%	$30,062	4%	N/A	N/A
(to Average Assets)

As of December 31, 2009

Total Risk Based Capital	$85,394	14.3%	$47,892	8%	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$77,840	13.7%	$22,674	4%	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$77,840	11.9%	$26,108	4%	N/A	N/A
(to Average Assets)

Parke Bank
As of December 31, 2010

Total Risk Based Capital	$92,556	14.2%	$52,181	8%	$65,226	10%
(to Risk Weighted Assets)

Tier 1 Capital	$84,321	12.9%	$26,091	4%	$39,136	6%
(to Risk Weighted Assets)

Tier 1 Capital	$84,321	11.2%	$30,062	4%	$37,577	5%
(to Average Assets)

As of December 31, 2009

Total Risk Based Capital	$85,448	14.3%	$47,890	8%	$59,863	10%
(to Risk Weighted Assets)

Tier 1 Capital	$77,922	13.0%	$23,945	4%	$35,918	6%
(to Risk Weighted Assets)

Tier 1 Capital	$77,922	11.9%	$26,124	4%	$32,655	5%
(to Average Assets)

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note  13.   Shareholders’ Equity

Common Stock Dividend:  In May 2010 the Company paid a 10% common stock dividend to shareholders (422,359 shares). No dividend was paid during 2009. All share and per share information has been retroactively adjusted to give effect to this stock dividend for the periods presented.

Treasury Stock:  No transactions occurred in 2010 for the repurchase of Company stock.

Stock Options:  In 1999, 2002 and 2003, the shareholders approved the Company’s Employee Stock Option Plans and in 2005 the shareholders approved the Company’s Directors and Employee Stock Option Plan (the “Plans”). The Plans are “non-qualified” stock option plans.  Reserved for issuance upon the exercise of options granted or to be granted by the Board of Directors is an aggregate of 148,181 shares of common stock.  All options issued under the Plans through December 31, 2005 were fully vested upon issuance.  All directors and certain officers and employees of the Company have been granted options under the Plans.  All stock option amounts and prices included in the following discussions have been adjusted for stock dividends.

There were no option awards, and hence no net compensations expenses in 2010. Net compensation expense recognized during 2009 amounted to $19,000. There is no remaining unrecognized compensation expense as of December 31, 2010.

Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant.  No options were awarded in 2010.  5,907 options were exercised during the year at an average price of $5.33 per option. All options issued have 10 year contractual terms and were fully vested as of December 31, 2010.

At December 31, 2010, there were 148,181 shares available for grant under the Plans.

The following table summarizes stock option activity for the year ended December 31, 2010.

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding at January 1, 2010	352,018	$10.92
Granted	—	$—
Exercised	5,907	$5.33
Expired/terminated	2,500	$11.38
Outstanding at December 31, 2010	343,611	$11.02	4.3	$—

Exercisable at December 31, 2010	343,611	$11.02	4.3	$—

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Stock options outstanding and exercisable at December 31, 2010:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$4.54	20,855	1.3	$4.54
$6.35	45,697	2.4	$6.35
$8.98	9,107	3.3	$8.98
$10.78	36,976	4.2	$10.78
$12.58 – 13.65	230,976	5.0	$12.64
	343,611	4.3	$11.01

Warrants:  In connection with the Company’s initial stock offering in 1998, warrants were issued, expiring in 2009. Consequently, there are none outstanding at December 31, 2010.

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

The Company received an investment in cumulative perpetual preferred stock of $16,288,000 on January 30, 2009.  These proceeds were allocated between the preferred stock and warrants based on relative fair value in accordance with FASB ASC Topic 470, Debt with Conversion and Other Options. The allocation of proceeds resulted in a discount on the preferred stock that will be accreted over five years. The Company issued 329,757 common stock warrants to the U.S. Treasury and $930,000 of those proceeds were allocated to the warrants. The warrants are accounted for as equity securities. The warrants have a contractual life of 10 years and an exercise price of $7.41 per share of common stock.

The preferred stock may not be redeemed for three years except with the proceeds from an offering common stock or preferred stock qualifying as Tier 1 capital.  After three years, the preferred stock may be redeemed at any time in whole or in part by the Company.

The Company has recorded dividends in the approximate amount of $813,000 and $749,000 for the years ended December 31, 2010 and 2009. All dividend amounts billed by the U.S. Treasury through

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2010 have been paid. The preferred stock qualifies for and is accounted for as equity securities and is included in the Company’s Tier I capital on the date of receipt.

Note  14.   Other Related Party Transactions

A member of the Board of Directors is a principal of a commercial insurance agency that provides all the insurance coverage for the Company.  The cost of the insurance was approximately $114,000 in 2010 and $116,000 in 2009.  An insurance agency owned by another Board Member provides employee benefits (medical insurance, life insurance, and disability insurance).  The cost of these employee benefits totaled $389,000 in 2010 and $470,000 in 2009.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company evaluates each customer’s credit-worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation.  Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties.  As of December 31, 2010 and 2009, commitments to extend credit amounted to approximately $54.9 million and $59.6 million, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  As of December 31, 2010 and 2009, standby letters of credit with customers were $5.9 million and $8.6 million respectively.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs.  Commitments to fund fixed-rate loans were immaterial at December 31, 2010.  Variable-rate commitments are generally issued for less than one year and carry market rates of interest.  Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates.  Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

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

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions. In accordance with this guidance, the Company groups its assets and liabilities carried at fair value in three levels as follows:

Level 1 Inputs:

1)      Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Inputs:

1)      Quoted prices for similar assets or liabilities in active markets.
2)      Quoted prices for identical or similar assets or liabilities in markets that are not active.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

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

Fair Value on a Recurring Basis:

The following is a description of the Company’s valuation methodologies for assets carried at fair value. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Investment Securities Available for Sale:

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Securities in Level 1 are exchange-traded equities. If quoted market prices are not available for the specific security, then fair values are provided by independent third-party valuations services. These valuations services estimate fair values using pricing models and other accepted valuation methodologies, such as quotes for similar securities and observable yield curves and spreads. As part of the Company’s overall valuation process, management evaluates these third-party methodologies to ensure that they are representative of exit prices in the Company’s principal markets. Securities in Level 2 include U.S. Government agencies, mortgage-backed securities, state and municipal securities and trust preferred securities. Securities in Level 3 include thinly traded collateralized mortgage obligations and collateralized debt obligations.

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Fair Value on a Recurring Basis

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis.

Financial Assets	Level 1	Level 2	Level 3	Total
	(amounts in thousands)
Securities Available for Sale

As of December 31, 2010
U.S. Government sponsored entities	$—	$2,925	$—	$2,925
Corporate debt obligations	—	2,094	—	2,094
Residential mortgage-backed securities	—	16,559	—	16,559
Collateralized mortgage-backed securities		1,592	560	2,152
Collateralized debt obligations	—	—	4,000	4,000
Total	$—	$23,170	$4,560	$27,730

As of December 31, 2009
U.S. Government sponsored entities	$—	$3,232	$—	$3,232
Corporate debt obligations	—	1,970	—	1,970
Residential mortgage-backed securities	—	19,698	—	19,698
Collateralized mortgage-backed securities		2,669	1,140	3,809
Collateralized debt obligations	—	—	711	711
Total	$—	$27,569	$1,851	$29,420

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

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The changes in Level 3 assets measured at fair value on a recurring basis are summarized as follows:

	Securities Available for Sale
	2010	2009
	(amounts in thousands)
Beginning balance at January 1,	$1,851	$1,705
Total net gains (losses) included in:
Net loss	(124)	(1,729)
Other comprehensive income (loss)	3,384	(405)
Purchases, sales, issuances and settlements, net	(551)	—
Net transfers into Level 3	—	2,280
Ending balance December 31,	$4,560	$1,851

Fair Value on a Non-recurring Basis

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Financial Assets	Level 1	Level 2	Level 3	Total
	(amounts in thousands)
As of December 31, 2010
Impaired Loans	$—	$—	$26,122	$26,122
OREO	—	—	16,701	16,701

As of December 31, 2009
Impaired Loans	$—	$—	$19,126	$19,126

Impaired loans at fair value, which are measured in accordance with FASB ASC Topic 310 “Receivables”, for impairment represent loans with allocated specific reserves and loans partially charged off, reported net of the related specific reserves, had a carrying amount of $29.0 million and $22.7 million at December 31, 2010 and December 31, 2009 respectively, with a valuation allowance of $2.9 million and $3.6 million at December 31, 2010 and December 31, 2009, respectively. The valuation allowance for impaired loans is included in the allowance for loan losses in the balance sheets.

Other real estate owned (OREO) consists of commercial real estate properties which are recorded at fair value based upon current appraised value less estimated disposition costs, which is adjusted based upon Management’s review and changes in market conditions (level 3 inputs).

Fair Value of Financial Instruments

The Company discloses estimated fair values for its financial instruments in accordance with FASB ASC Topic 825, “Disclosures about Fair Value of Financial Instruments”.  The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

recurring basis are discussed above. The methodologies for other financial assets and liabilities are discussed below.

Cash and Cash Equivalents:  The carrying amount of cash, due from banks, and federal funds sold approximates fair value.

Investment Securities:  Fair value of securities available for sale is described above. Fair value of held to maturity securities are based upon quoted market prices for similar assets or liabilities in active markets.

Restricted Stock:  The carrying value of restricted stock approximates fair value based on redemption provisions.

Loans Held for Sale:  The carrying value of loans held for sale represents the amount of SAB loans sold that could not be recognized under current accounting guidance. Fair value represents the face amount of the loans.

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

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The following table summarizes carrying amounts and fair values for financial instruments at December 31, 2010 and December 31, 2009:

	December 31, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(amounts in thousands)
Financial Assets:
Cash and cash equivalents	$57,628	$57,628	$4,154	$4,154
Investment securities (available for sale and held to maturity)	29,729	29,778	31,929	31,824
Restricted stock	3,040	3,040	3,094	3,094
Loans held for sale	11,454	11,454	—	—
Loans, net	611,950	618,721	590,997	585,346
Accrued interest receivable	3,273	3,273	2,808	2,808

Financial Liabilities:
Demand and savings deposits	$298,598	$298,598	$257,566	$257,566
Time deposits	306,124	307,776	261,882	264,901
Borrowings	75,616	79,029	67,831	68,859
Accrued interest payable	828	828	821	821

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note  17.   Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Amounts in thousands, except per share amounts)
2010

Interest income	$10,725	$10,472	$10,363	$10,076
Interest expense	2,779	2,820	2,798	2,953
Net interest income	7,946	7,652	7,565	7,123
Provision for loan losses	2,600	2,100	2,200	2,101
Income before income tax expense	2,799	3,121	3,593	2,879
Income tax expense	1,093	1,180	1,470	1,152
Net income	1,706	1,941	2,123	1,727
Net income available to common shareholders	1,468	1,581	1,757	1,546

Net income per common share:
Basic	$0.33	$0.36	$0.40	$0.34
Diluted	$0.33	$0.35	$0.39	$0.34

2009

Interest income	$10,287	$10,128	$10,207	$9,773
Interest expense	3,299	3,765	4,071	4,599
Net interest income	6,988	6,363	6,136	5,174
Provision for loan losses	2,100	1,450	980	770
Income before income tax expense	2,874	2,762	1,905	2,523
Income tax expense	1,176	1,067	726	995
Net income	1,698	1,695	1,179	1,528
Net income available to common shareholders	1,453	1,450	935	1,363

Net income per common share:
Basic	$0.33	$0.33	$0.21	$0.30
Diluted	$0.33	$0.33	$0.21	$0.30

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note  18.  Parent Company Only Financial Statements

Condensed financial information of the parent company only is presented in the following two tables:

Balance Sheets	December 31,
	2010	2009
	(Amounts in thousands)
Assets:
Cash	$144	$117
Investments in subsidiaries	84,118	75,410
Other assets	5	—
Total assets	$84,267	$75,527

Liabilities and Equity:
Subordinated debentures	$13,403	$13,403
Other liabilities	164	151
Equity	70,700	61,973
Total liabilities and equity	$84,267	$75,527

Statements of Income	Years ended December 31,
	2010	2009
	(Amounts in thousands)
Income:
Dividends from bank subsidiary	$1,600	$1,600

Expense:
Interest on subordinated debentures	472	534
Other expenses	285	315
	757	849
Income before income taxes	843	751
Provision for income taxes	—	—
Equity in undistributed income of subsidiaries	6,497	5,349
Net income	7,340	6,100
Preferred stock dividend and discount accretion	988	899
Net income available to common shareholders	$6,352	$5,201

Parke Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Statements of Cash Flows
	Years ended December 31,
	2010	2009
	(Amounts in thousands)
Cash Flows from Operating Activities
Net income	$7,340	$6,100
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(6,539)	(5,349)
Changes in operating assets and liabilities:
Decrease (increase) in other assets	—	2
Increase in accrued interest payable and other accrued liabilities	13	65
Net cash provided by operating activities	814	818
Cash Flows from Investing Activities
Payments for investments in and advances to subsidiaries	—	(16,434)
Net cash used in investing activities	—	(16,434)
Cash Flows from Financing Activities
Proceeds from issuance of preferred stock	—	16,288
Payment of dividend on preferred stock	(813)	(645)
	(6)	—
Proceeds from exercise of stock options and warrants	32	422
Purchase of treasury stock		(332)
Net cash provided by financing activities	(787)	15,733
Increase/(decrease) in cash and cash equivalents	27	117
Cash and Cash Equivalents, January 1,	117	—
Cash and Cash Equivalents, December 31,	$144	$117

Note  19.  Subsequent Events

On January 28, 2011 there was a fire at the Company’s Kennedy branch, located at 567 Egg Harbor Road, Washington Township, NJ. The branch was approximately 3.8 miles from the main office located at 601 Delsea Drive, Sewell, NJ. Management does not expect that customers will be adversely impacted due to the proximity of the main office location. The property was insured and the Company should not experience any financial loss due to the fire.

Management has evaluated subsequent events through the date of issuance of the financial statements and does not believe any such events warrant recording or disclosure in these financial statements.

CORPORATE INFORMATION

PARKE BANCORP, INC
601 Delsea Drive
Washington Township, NJ 08080
(856) 256-2500
www.parkebank.com

Board of Directors (Parke Bank and Parke Bancorp, Inc.)

Celestino R. (“Chuck”) Pennoni		Thomas Hedenberg
Chairman of the Board of Directors		Vice Chairman of the Board of Directors
Chairman & CEO - Pennoni Associates		Real Estate Developer

Vito S. Pantilione President, Chief Executive and Director

Fred G. Choate Director	Daniel J. Dalton Director	Arret F. Dobson Director
President of Greater Philadelphia Venture Capital Corporation	Vice President with Brown & Brown	Real Estate Developer

Edward Infantolino Director	Anthony J. Jannetti Director	Jeffrey H. Kripitz Director
President of Ocean Internal Medicine Associates, P.A.	President of Anthony J. Jannetti, Inc.	Owner of Jeff Kripitz Agency

Richard Phalines Director	Jack C. Sheppard, Jr. Director	Ray H. Tresch Director
Co-owner of Concord Truss Company	Executive Vice President with Bollinger Insurance	Owner of Redy Mixt Konkrete

_______________________

Parke Bancorp Officers

Vito S. Pantilione President and Chief Executive Officer	John F. Hawkins Senior Vice President and Chief Financial Officer	David O. Middlebrook Senior Vice President and Corporate Secretary
________________________

Transfer Agent & Registrar Registrar and Transfer Company 10 Commerce Dr. Cranford, NJ 07016	Independent Auditors McGladrey & Pullen, LLP 512 Township Line Road One Valley Square, Suite 250 Blue Bell, PA 19422	Special Counsel Malizia Spidi & Fisch 1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037

PARKE BANK

Officers

Vito S. Pantilione	Elizabeth A. Milavsky
President & Chief Executive Officer	Executive Vice President & Chief Operating Officer

John F. Hawkins	Robert Gehring
Senior Vice President & Chief Financial Officer	Senior Vice President & Chief Credit Officer

David O. Middlebrook	Paul E. Palmieri
Senior Vice President & Senior Loan Officer	Senior Vice President, Philadelphia Region

Daniel Sulpizio	Allen M. Bachman
Senior Vice President	Vice President

Dolores M. Calvello	Ralph Gallo
Vice President	Vice President & Chief Workout Officer

Anthony “Nino” Lombardo	Mark A. Prater
Vice President & Controller	Vice President & BSA Officer

Marlon R. Soriano	James S. Talarico
Vice President	Vice President

Milton H. Witte	Evette M. Badecki
Vice President	Assistant Vice President

Kathleen A. Conover	Gil Eubank
Assistant Vice President	Assistant Vice President

Debra Miller	Lisa Perkins
Assistant Vice President	Assistant Vice President

Mary Ann Seal
Assistant Vice President

Branches

Northfield Office	Main Office	Kennedy Office
501 Tilton Road	601 Delsea Drive	567 Egg Harbor Road
Northfield, NJ 08225	Washington Township, NJ 08080	Washington Township, NJ 08080
(609) 646-6677	(856) 256-2500	(856) 582-6900

Philadelphia Office	Galloway Township Office
1610 Spruce Street	67 East Jimmie Leeds Road
Philadelphia, PA 19103	Galloway Township, NJ 08205
(215) 772-1113	(609) 748-9700

Parke Bank	44 Business Capital LLC	Parke Capital Trust I
601 Delsea Drive	1787 Sentry Parkway West	Parke Capital Trust II
Washington Township, NJ 08080	Building 16, Suite 210	Parke Capital Trust III
(856) 256-2500	Blue Bell, PA 19422	601 Delsea Drive
www.parkebank.com	(215) 985-4400	Washington Township, NJ 08080
	www.44businesscapital.com	(856) 256-2500