Form 10-K, Exhibit 13
period 2011-12-31
PARKE BANCORP, INC.
filed 2012-03-26
CIK 1315399

PARKE BANCORP, INC.

2011 ANNUAL REPORT TO SHAREHOLDERS

PARKE BANCORP, INC.
2011 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

Page
Section One

Letter to Shareholders	1

Selected Financial Data	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

Market Prices and Dividends	21

Management’s Report on Internal Control Over Financial Reporting	23

Section Two

Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements	2

Notes to Consolidated Financial Statements	6

Corporate Information	54

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

To Our Shareholders:

We are very pleased to report that Parke Bancorp, Inc., for the 11th consecutive year has generated strong earnings. We continue to maintain strong capital ratios that are evidence of management’s resolve to operate the bank in a safe, sound and efficient manner. Earnings in 2011 were consistent with our record profits reported in 2010. Net income available to common shareholders in 2011 was $6.3 million or $1.26 per diluted common share, compared to $6.4 million, or $1.27 per share in 2010. Total assets increased 4.5% to $790.7 million, an increase of $33.9 million from December 31, 2010. The primary source of our increase in assets was our strong deposit growth in 2011. Total deposits grew 5.0% to $634.9 million in 2011, a $30.1 million increase from December 31, 2010. This growth was spread over many of our deposit products with substantial growth in interest free checking. We recently re-opened our fire damaged Kennedy branch, which will help support continued deposit growth. Our loan portfolio remained relatively flat at $625.1 million as of December 31, 2011, compared to $626.7 million as of December 31, 2010. Many small businesses continue to pay down debt, deleveraging in a very uncertain business climate. Low consumer confidence and broad uncertainty within the business community continue to be major deterrents to an economic recovery. The strength of our earnings in 2011 supported our increase in total equity of $6.5 million to $77.3 million as of December 31, 2011, an increase of 9.2% from December 31, 2010. Our focus on generating a strong return to our shareholders was evident with a 10.5% return on equity in 2011.

The real estate market collapse continues to have a negative effect on our loan portfolio. Nonperforming loans increased to $44.5 million at December 31, 2011, an increase of $17.0 million. In 2011, we experienced some migration of delinquent loans to nonperforming status, however, loans past due 30 to 89 days decreased from $15.8 million as of December 31, 2010 to $6.5 million as of December 31, 2011. We continue to take a very conservative approach to managing the risk in our loan portfolio. In 2011 our allowance for loan losses increased to $19.3 million or 3.1% of our total loans, compared to 2.4% of our total loans as of December 31, 2010. Although we are experiencing a level of success in disposing of our real estate owned (OREO), as of December 31, 2011, OREO increased $2.7 million from December 31, 2010 to $19.4 million. We continue to develop pro-active strategies to dispose of our troubled real estate loans. There are strategies in place to liquidate the collateral supporting these loans. The legal process for gaining control of these troubled assets has worsened in 2011, with foreclosures in New Jersey now taking more than 900 days. Our credit challenges are a top priority. We were fortunate in 2011 in bringing back Robert P. Gehring as our Chief Credit Officer. Bob was our first Senior Loan Officer when we opened Parke Bank 12 years ago. Bob and his wife moved to Florida and recently returned to the area. Bob has extensive experience and expertise in credit analysis and government regulations. Bob has developed a Credit Risk Management Department at Parke Bank, which will be critical to our continued growth and profitability.

The economy, both nationally and regionally, is showing some signs of recovery. The recovery, especially in the real estate industry, is very slow and volatile. A strong headwind facing the recovery is the high unemployment rate. We have seen an increase in job creation, but far less than what is needed for a full fledged recovery. A recovery in the housing market is dependent on strong employment growth. There has been an increase in national home builder optimism, although some critics state there is just less pessimism. At Parke Bank we have seen increased optimism within our home builders’ customer base. We are also experiencing increased activity with interested buyers of our OREO portfolio, which is another good sign for the economy.

2012 will continue to be very challenging for the nation’s economy, the banking industry and Parke Bank. 2012 is a Presidential election year, with the White House and the GOP candidates all talking about an economic recovery and what is needed. Unfortunately, very little will be accomplished in addressing these challenges until the election is over. We also don’t expect any relief from the increased regulatory burden on the country’s businesses and banks during an election year. However, we believe that the economy will continue to recover, although very slowly.

A major factor in Parke Bancorp’s continued strong earnings is the success of our SBA joint venture, 44 Business Capital. We were #1 in the Delaware Valley region in SBA loan generation, a remarkable accomplishment in only 2 ½ years. The management and staff of 44 Business Capital continues to do a tremendous job in generating quality SBA loans. We are focused on expanding our market share for SBA loans in the Delaware Valley while maintaining the highest credit standards.

We are cautiously optimistic about 2012. Hopefully, many of the uncertainties with our political leaders will be eliminated and a strong plan of budget reduction, decreased regulatory burden and a clear direction for a strong economic recovery will be established. We will continue to work very hard to maintain our leadership in our peer group for cost efficiency, which was 34.18% in 2011 and a strong net interest margin, which was 4.46% in 2011. We will continue to focus on improving the asset quality in our loan portfolio. Combined, these factors should support the continued strength of our Company’s profitability and enhance shareholder value.

C.R. “Chuck” Pennoni	Vito S. Pantilione
Chairman	President and Chief Executive Officer

Selected Financial Data
	At or for the Year Ended December, 31
	2011	2010	2009	2008	2007
Balance Sheet Data: (in thousands)
Assets	$790,738	$756,853	$654,198	$601,952	$460,795
Loans, Net	$605,794	$611,950	$590,997	$539,883	$402,683
Securities Available for Sale	$22,517	$27,730	$29,420	$31,930	$29,782
Securities Held to Maturity	$2,032	$1,999	$2,509	$2,482	$2,456
Cash and Cash Equivalents	$110,228	$57,628	$4,154	$7,270	$9,178
OREO	$19,410	$16,701	$—	$859	$—
Deposits	$634,855	$604,722	$520,313	$495,327	$379,480
Borrowings	$74,010	$75,616	$67,831	$61,943	$40,322
Equity	$77,273	$70,732	$61,973	$40,301	$36,417

Operational Data: (in thousands)
Interest Income	$41,309	$41,684	$40,395	$36,909	$33,186
Interest Expense	9,231	11,350	15,734	19,291	17,595
Net Interest Income	32,078	30,334	24,661	17,618	15,591
Provision for Loan Losses	10,450	9,001	5,300	2,063	1,161
Net Interest Income after Provision for Loan Losses	21,628	21,333	19,361	15,555	14,430
Noninterest Income (Loss)	4,725	2,709	(540)	(1,251)	1,491
Noninterest Expense	12,625	11,650	8,757	7,209	6,325
Income Before Income Tax Expense	13,728	12,392	10,064	7,095	9,596
Income Tax Expense	5,524	4,895	3,964	2,848	3,744
Net income attributable to Company and noncontrolling (minority) interest	8,204	7,497	6,100	4,247	5,852
Net income attributable to noncontrolling (minority) interest	(932)	(157)	—	—	—
Preferred Stock Dividend and Discount Accretion	1,000	988	899	—	—
Net Income Available to Common Shareholders	$6,272	$6,352	$5,201	$4,247	$5,852

Per Share Data: 1
Basic Earnings per Common Share	$1.28	$1.31	$1.06	$0.94	$1.33
Diluted Earnings per Common Share	$1.26	$1.27	$1.06	$0.86	$1.17
Book Value per Common Share	$12.48	$11.14	$9.44	$8.38	$8.25

Performance Ratios:
Return on Average Assets	0.97%	1.05%	0.94%	0.79%	1.41%
Return on Average Common Equity	10.51%	12.19%	11.82%	11.03%	17.17%
Net Interest Margin	4.46%	4.44%	3.97%	3.36%	3.88%
Efficiency Ratio	34.18%	33.26%	33.88%	36.80%	38.70%

Capital Ratios:
Equity to Assets	9.77%	9.35%	9.47%	6.70%	7.91%
Dividend Payout Ratio	0.00%	0.00%	0.00%	0.00%	0.00%
Tier 1 Risk-based Capital2	14.2%	12.93%	13.02%	9.89%	11.10%
Total Risk-based Capital2	15.4%	14.19%	14.27%	11.14%	12.40%

Asset Quality Ratios:
Nonperforming Loans/Total Loans	7.11%	4.38%	4.22%	1.50%	0.20%
Allowance for Loan Losses/Total Loans	3.09%	2.36%	2.06%	1.42%	1.40%
Allowance for Loan Losses/Non-performing Loans	43.46%	53.89%	48.74%	94.61%	709.10%

1 Per share computations give retroactive effect to a stock dividend declared in 2011 through 2007
2 Capital ratios for Parke Bank

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

Overview

The Company's results of operations are dependent primarily on the Bank's net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense paid on its interest-bearing liabilities, such as deposits and borrowings. The Bank also generates noninterest income such as service charges, Bank Owned Life Insurance (BOLI) income, gains on sales of SBA loans and other fees. The Company's noninterest expenses primarily consist of employee compensation and benefits, occupancy expenses, marketing expenses, professional services, FDIC insurance assessments, data processing costs and other operating expenses. The Company is also subject to losses from its loan portfolio if borrowers fail to meet their obligations. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

Results of Operation.

The Company recorded net income available to common shareholders of $6.3 million or $1.26 per diluted share and $6.4 million, or $1.27 per diluted share for 2011 and 2010, respectively. Pre-tax earnings amounted to $13.7 million for 2011 and $12.4 million for 2010.

Total assets of $790.7 million at December 31, 2011 represented an increase of $33.9 million, or 4.5% from December 31, 2010. Total loans amounted to $625.1 million at year end 2011 for a decrease of $1.6 million, or 0.3% from December 31, 2010. Deposits grew by $30.1 million, an increase of 5.0%. Total capital at December 31, 2011 amounted to $77.3 million and increased $6.5 million, or 9.2%, during the past year.

The principal objective of this financial review is to provide a discussion and an overview of our consolidated financial condition and results of operations. This discussion should be read in conjunction with the accompanying financial statements and related notes thereto.

Comparative Average Balances, Yields and Rates. The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. Interest rate spread is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Net interest margin is net interest income divided by average earning assets. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances, and have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	For the Years Ended December 31,
	2011			2010
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(Amounts in thousands except Yield/ Cost data)
Assets
Loans	$630,570	$39,851	6.32%	$622,716	$39,934	6.41%
Investment securities	30,403	1,329	4.37%	35,565	1,702	4.79%
Federal funds sold and cash equivalents	57,901	129	0.22%	24,157	48	0.20%
Total interest-earning assets	718,874	$41,309	5.75%	682,438	$41,684	6.11%
Noninterest earning assets	50,092			33,677
Allowance for loan losses	(16,337)			(14,250)
Total assets	$752,629			$701,865

Liabilities and Equity
Interest bearing deposits
NOWs	$15,972	152	0.95%	$12,936	154	1.19%
Money markets	90,860	959	1.06%	89,866	1,045	1.16%
Savings	197,069	2,399	1.22%	150,008	2,190	1.46%
Time deposits	234,068	3,565	1.52%	203,238	4,027	1.98%
Brokered certificates of deposit	44,101	803	1.82%	86,235	2,184	2.53%
Total interest-bearing deposits	582,070	7,878	1.35%	542,283	9,600	1.77%
Borrowings	64,519	1,353	2.10%	66,044	1,750	2.65%
Total interest-bearing liabilities	646,589	$9,231	1.43%	608,327	$11,350	1.87%
Noninterest bearing deposits	23,357			20,040
Other liabilities	7,247			5,822
Total liabilities	677,193			634,189
Equity	75,436			67,676
Total liabilities and equity	$752,629			$701,865
Net interest income		$32,078			$30,334
Interest rate spread			4.32%			4.24%
Net interest margin			4.46%			4.44%

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

	Years ended December 31,
	2011 vs. 2010			2010 vs. 2009
	Variance due to change in			Variance due to change in
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
(In thousands)
Interest Income:
Loans (net of deferred costs/fees)	$490	$(573)	$(83)	$2,336	$(884)	$1,452
Investment securities	(236)	(137)	(373)	67	(277)	(210)
Federal funds sold	73	8	81	(1)	—	(1)
Total interest income	327	(702)	(375)	2,402	(1,161)	1,241

Interest Expense:
Deposits	611	(2,333)	(1,722)	844	(4,929)	(4,085)
Borrowed funds	(35)	(362)	(397)	236	(535)	(299)
Total interest expense	576	(2,695)	(2,119)	1,080	(5,464)	(4,384)

Net interest income	$(249)	$1,993	$1,744	$1,322	$4,303	$5,625

Quarterly Financial Data (unaudited).

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Amounts in thousands, except per share amounts)
2011

Interest income	$10,399	$10,272	$10,404	$10,234
Interest expense	2,200	2,312	2,312	2,407
Net interest income	8,199	7,960	8,092	7,827
Provision for loan losses	3,600	2,350	2,100	2,400
Income before income tax expense	2,269	2,883	3,877	4,699
Income tax expense	918	1,161	1,564	1,880
Net income	1,350	1,722	2,313	2,819
Net income available to common shareholders	1,016	1,319	1,894	2,043

Net income per common share:
Basic	$0.21	$0.27	$0.39	$0.42
Diluted	$0.21	$0.27	$0.38	$0.41

2010

Interest income	$10,749	$10,496	$10,363	$10,076
Interest expense	2,779	2,820	2,798	2,953
Net interest income	7,970	7,676	7,565	7,123
Provision for loan losses	2,600	2,100	2,200	2,101
Income before income tax expense	2,799	3,121	3,593	2,879
Income tax expense	1,093	1,180	1,470	1,152
Net income	1,706	1,941	2,123	1,727
Net income available to common shareholders	1,468	1,581	1,757	1,546

Net income per common share:
Basic	$0.30	$0.33	$0.37	$0.31
Diluted	$0.30	$0.31	$0.36	$0.30

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

Other Than Temporary Impairment on Investment Securities. Management periodically performs analyses to determine whether there has been an other than temporary decline in the value of one or more securities. The available for sale securities portfolio is carried at estimated fair value, with any unrealized gains or losses, net of taxes, reported as accumulated other comprehensive income or loss in stockholders’ equity. The held to maturity securities portfolio, consisting of debt securities for which there is a positive intent and ability to hold to maturity, is carried at amortized cost. Management conducts a quarterly review and evaluation of the securities portfolio to determine if the value of any security has declined below its cost or amortized cost, and whether such decline is other than temporary. If such decline is deemed other than temporary, the cost basis of the security is adjusted by writing down the security to estimated fair market value through a charge to current period earnings to the extent that such decline is credit related. All other changes in unrealized gains or losses for investment securities available for sale are recorded, net of tax effect, through other comprehensive income.

Income Taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the difference between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax assets, will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.  Realization of deferred tax assets is dependent on generating sufficient taxable income in the future.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that ultimately would be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of benefits associated with tax positions taken that exceeds the amount measured, as described above, is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Operating Results for the Years Ended December 31, 2011 and 2010

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

Net interest income increased $1.8 million, or 5.7%, to $32.1 million for 2011, from $30.3 million for 2010. We experienced an increase in our interest rate spread of 8 basis points, to 4.32% for 2011, from 4.24% for 2010. Our net interest margin increased 2 basis points, to 4.46% for 2011, from 4.44% for 2010. Our ability to lower our cost of deposits to offset a decline in yield on loans has allowed us to maintain a consistent net interest rate margin.

Interest income decreased $375 thousand, or 0.9%, to $41.3 million for 2011, from $41.7 million for 2010. The decrease is attributable to a lower yield on loans and an increase in nonaccrual loans, offset by higher loan volumes.  Average loans for the year were $630.6 million compared to $622.7 million for 2010, while average loan yields were 6.32% for 2011 compared to 6.41% for 2010. A decrease in the average volume of investments in 2011 contributed to this decrease.

Interest expense decreased $2.1 million, or 18.7%, to $9.2 million for 2011, from $11.3 million for 2010. The decrease is primarily attributable to a decline in the cost of funds. The average rate paid on deposits for 2011 was 1.35% compared to 1.77% for 2010. The Bank has been able to reprice deposits due to the current, historically low, rate environment while still maintaining strong deposit growth.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level we consider necessary to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. In determining the level of the allowance for loan losses, we consider, among other things, past and current loss experience, evaluations of real estate collateral, volume and type of lending, adverse situations that may affect a borrower’s ability to repay a loan, the levels of delinquent loans and current local and national industry and economic conditions. The amount of the allowance is based on estimates, and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for loan losses and make provisions for loan losses on a monthly basis.

At December 31, 2011, the Company’s allowance for loans losses increased to $19.3 million from $14.8 million at December 31, 2010, an increase of $4.5 million or 30.7%. The allowance for loan loss ratio increased to 3.09% of gross loans at December 31, 2011, from 2.36% of gross loans at December 31, 2010. The allowance for loan losses to nonperforming loans coverage ratio decreased to 43.5% at December 31, 2011, from 53.9% at December 31, 2010.

We recorded a provision for loan losses of $10.5 million for 2011 compared to $9.0 million for 2010. The increase in the provision for losses over the prior year correlates to the increase in credit deterioration within the loan portfolio and management’s analysis of nonperforming loans and the credit risk inherent in the portfolio.

Noninterest Income. Noninterest income is principally derived from gains on the sale of SBA loans, service fees on deposit accounts, fee income from loan services and BOLI (Bank-Owned Life Insurance) income. Noninterest income totaled $4.7 million in 2011 versus $2.7 million in 2010.

The Company recognized $4.4 million in gains from the sale of the guaranteed portion of SBA loans in 2011, compared to a gain of $1.8 million in 2010. The increase is a result of a change in the SBA sales agreement; warranty language was removed from the sales agreement during the first quarter of 2011 and the Company is no longer required to defer the recognition of the gain for 90 days. The gain recorded represents loans sold during 2011 and previously deferred gains from the quarter ended December 31, 2010.

Service charges on deposit accounts decreased to $221 thousand in 2011 from $252 thousand in 2010. The decrease was due to a drop in fees charged on commercial checking accounts.

Loan fees of $220 thousand in 2011 decreased from $301 thousand in 2010. Loan fees consist primarily of “exit fees” that are charged on construction loans if the builder sells the property prior to the completion of the construction project and prepayment fees. These loan fees are variable in nature and are dependent upon the borrowers’ course of action.

Loss on real estate sold was $557 thousand in 2011, compared to a gain of $32 thousand in 2010. The loss was primarily attributable to a write-down in the carrying values of OREO due to a decline in the appraised values of the properties.

Other miscellaneous fee income, which includes ATM fees, debit card fees, early CD withdrawal penalties, rental income and other miscellaneous income, amounted to $352 thousand in 2011 and $281 thousand in 2010. The majority of the increase is attributable to broker fees generated from our SBA joint venture.

Noninterest Expense. Noninterest expense for 2011 was $12.6 million, an increase of $975 thousand or 8.4% above 2010’s level of $11.7 million.

Compensation and benefits expense for 2011 was $5.6 million, an increase of $388 thousand over 2010. The increase is attributable to routine salary increases, higher benefits expense and increased staff.

Professional services in 2011 amounted to $1.2 million, an increase of $75 thousand from 2010. The continued high level of expense is primarily the result of the legal costs related to loan matters.

Occupancy and equipment expense was $1.0 million for 2011, an increase of $69 thousand over 2010.  The increase is primarily the result of the full year of operations of a new branch that opened in 2010.

FDIC insurance expense was $985 thousand for 2011, an increase of $112 thousand over 2010, with the increase due to deposit growth.

OREO expenses increased to $642 thousand in 2011, from $622 thousand in 2010. The increase is related to the carrying costs of OREO including property taxes, insurance and maintenance associated with a greater number of real estate properties than in the prior year.

Other operating expense increased to $2.7 million in 2011, from $2.5 million in 2010. The majority of the increase is expenses related to nonperforming loans, including force-placed insurance and payment of real estate taxes to protect the Bank’s lien position.

Income Taxes. Income tax expense amounted to $5.5 million for 2011, compared to $4.9 million for 2010, resulting in effective tax rates of 40.2% and 39.5% for the respective years.

Financial Condition at December 31, 2011 and December 31, 2010

At December 31, 2011, the Company’s total assets increased to $790.7 million from $756.9 million at December 31, 2010, an increase of $33.8 million or 4.5%.

Cash and cash equivalents increased $52.6 million to $110.2 million at December 31, 2011, from $57.6 million at December 31, 2010. The cash will be utilized to fund future loan growth and pay off maturing brokered CDs and borrowings.

Total investment securities decreased to $24.5 million at December 31, 2011 ($22.5 million classified as available for sale or 91.8%) from $29.7 million at December 31, 2010, a decrease of $5.2 million or 17.4%. The Company received $6.7 million in cash flow from maturities and principal payments, partially offset by purchases of $1.5 million.

Management evaluates the investment portfolio for other than temporary impairment (“OTTI”) on a quarterly basis. Factors considered in the analysis include, but are not limited to, whether an adverse change in cash flows has occurred, the length of time and the extent to which the fair value has been less than cost, whether the Company intends to sell, or will more likely than not be required to sell the investment before recovery of its amortized cost basis, which may be maturity, credit rating downgrades, the percentage of performing collateral that would need to default or defer to cause a break in yield or a temporary interest shortfall, and management’s assessment of the financial condition of the underlying issuers. For the year ended December 31, 2011, the Company recognized additional credit related OTTI charges (pre-tax) of $129 thousand on two existing other than temporarily impaired private-label collateralized mortgage obligations (“CMOs”).

Total gross loans decreased to $625.1 million at December 31, 2011, from $626.7 million at December 31, 2010, a decrease of $1.6 million or 0.3%. The drop in outstanding loan balances was due to charge-offs of $6.0 million, payoffs by several large borrowers and an increasingly difficult credit market.

OREO at December 31, 2011 was $19.4 million, compared to $16.7 million at December 31, 2010, an increase of $2.7 million. The real estate owned consisted of 16 properties, the largest being a condominium development at $12.7 million. This property was sold in 2010 but does not qualify for a sales treatment under Generally Accepted Accounting Principles (GAAP) because of continuing involvement by the Company in the form of financing.

Other assets increased to $14.3 million at December 31, 2011, from $13.4 million at December 31, 2010, an increase of $828 thousand or 6.2%.

At December 31, 2011, the Bank’s total deposits increased to $634.9 million from $604.7 million at December 31, 2010, an increase of $30.2 million or 5.0%.  Noninterest bearing deposits increased $7.9 million, or 34.4%, to $31.1 million at December 31, 2011, from $23.2 million at December 31, 2010.  NOW and money market accounts increased $3.2 million, or 2.9%, to $111.9 million at December 31, 2011, from $108.7 million at December 31, 2010.  Savings accounts increased $46.7 million, or 28.0%, to $213.4 million at December 31, 2011, from $166.7 million at December 31, 2010.  Retail certificates of deposit increased $19.5 million, or 8.3%, to $255.5 million at December 31, 2011, from $236.0 million at December 31, 2010. This growth, generated through a successful marketing campaign and a cross selling program to increase core deposits, has allowed us to reduce brokered deposits, which decreased $47.2 million, or 67.3%, to $23.0 million at December 31, 2011, from $70.2 million at December 31, 2010.

Borrowings decreased $1.6 million, or 2.1%, to $74.0 million at December 31, 2011, from $75.6 million at December 31, 2010.

At December 31, 2011, total equity increased to $77.3 million from $70.7 million at December 31, 2010, an increase of $6.6 million or 9.2%.

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

The Company maintains interest reserves for the purpose of making periodic and timely interest payments for borrowers that qualify. Management on a monthly basis reviews loans with interest reserves to assess current and projected performance. Total loans with interest reserves were $14.6 million and $65.6 million at December 31, 2011 and December 31, 2010, respectively.

Delinquent loans increased $7.7 million to $51 million or 8.2% of total loans at December 31, 2011, from $43.3 million, or 6.9% of total loans at December 31, 2010. Delinquent loan balances by number of days delinquent were: 31 to 89 days --- $6.5 million and 90 days and greater --- $44.5 million. Loans 90 days and more past due are no longer accruing interest.

At December 31, 2011, the Company had $44.5 million in nonperforming loans, or 7.1% of total loans, an increase from $27.5 million or 4.4% of total loans at December 31, 2010. The three largest relationships in nonperforming loans are a $7.9 million retail center construction loan, a $5.3 million hotel loan, and a $2.8 million land development loan.

At December 31, 2011, the Company had $63.9 million in nonperforming assets, which includes $44.5 million of nonperforming loans and $19.4 million of OREO, or 8.1% of total assets, an increase from $44.2 million, or 5.8% of total assets at December 31, 2010.

At December 31, 2011, the Company had $97.2 million in loans deemed impaired, a decrease from $112.0 million at December 31, 2010. The decrease is attributable to partial charge-offs of impaired loans and the transfer of foreclosed real estate to OREO. Included in impaired loans at December 31, 2011, were $41.1 million of TDRs that were in compliance with their modified terms.

During 2011 the Company developed and implemented several asset quality monitoring and management initiatives including the hiring of a Chief Credit Officer, creation of a Credit Risk Management Department and the establishment of a Credit Strategies Committee. Credit risk management activities include:

•	Stringent oversight of the real estate appraisal process in conformance with regulatory guidelines.
•	Monitoring overall portfolio quality and process integrity.
•	Reporting loan quality statistics and trends to executive management and to the Board.
•	Timely identification of problem credits.
•	Establishing problem asset action plans for OREO and criticized assets.
•	Identifying credit losses and presenting charge-off recommendations to the Asset Quality Committee and to the Board of Directors.
•	Assessing and recommending appropriate credit risk ratings to ensure that adequate quarterly provisions from earnings are made and that an adequate Allowance for Loan Losses is maintained.

During 2011 the Company also initiated certain actions to ensure that our origination of new loans and the identification and management of problem loans is sound. These actions include:

•	Implementation of added training for lending officers, portfolio managers and loan workout staff.
•	Increased focus on loan approvals and renewals that are based on global cash flows rather than individual transactions.
•	Implementation of more stringent real estate appraisal processes, policies and procedures.
•	Implementation of updated and enhanced credit policies related to credit underwriting, credit review and problem asset management.
•
Broadened focus on the reduction and collection of nonperforming and OREO assets through realignment of staff resources to ensure that we are acting on problem loans appropriately and in a timely manner.

The provision for loan losses is a charge to earnings in the current year to maintain the allowance at a level management has determined to be adequate based upon the factors noted above. The provision for loan losses amounted to $10.5 million for 2011, compared to $9.0 million for 2010. Net loan charge-offs/recoveries were $5.9 million in 2011 and $6.6 million in 2010.

At December 31, 2011, the Company’s allowance for loan losses increased to $19.3 million, from $14.8 million at December 31, 2010, an increase of $4.5 million or 30.7%. The allowance for loan loss ratio increased to 3.09% of gross loans at December 31, 2011, from 2.36% of gross loans at December 31, 2010. The allowance for loan losses to nonperforming loans coverage ratio decreased to 43.5% at December 31, 2011, from 53.9% at December 31, 2010.

We believe we have appropriately established adequate loss reserves on problem loans that we have identified and to cover credit risks that are inherent in the portfolio as of December 31, 2011. However, we believe that nonperforming and delinquent loans will continue to increase as the current recession persists. We are aggressively managing all loan relationships. Credit monitoring and tracking systems have been instituted. Updated appraisals are being obtained, where appropriate, to ensure that collateral values are sufficient to cover outstanding loan balances. Cash flow dependent commercial real estate properties are being visited to inspect current tenant lease status. Where necessary, we will apply our loan work-out experience to protect our collateral position and actively negotiate with borrowers to resolve these nonperforming loans.

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

Interest Rate Sensitivity and Liquidity

Interest rate sensitivity is an important factor in the management of the composition and maturity configurations of earning assets and funding sources. The primary objective of asset/liability management is to ensure the steady growth of our primary earnings component, net interest income. Net interest income can fluctuate with significant interest rate movements. To lessen the impact of interest rate movements, management endeavors to structure the balance sheet so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

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

In theory, interest rate risk can be diminished by maintaining a nominal level of interest rate sensitivity. In practice, this is made difficult by a number of factors, including cyclical variation in loan demand, different impacts on interest-sensitive assets and liabilities when interest rates change, and the availability of funding sources. Accordingly, we undertake to manage the interest-rate sensitivity gap by adjusting the maturity of and establishing rates on the earning asset portfolio and certain interest-bearing liabilities commensurate with management's expectations relative to market interest rates. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize our overall interest rate risk.

Rate Sensitivity Analysis. The interest rate sensitivity position as of December 31, 2011, is presented in the table below. Assets and liabilities are scheduled based on maturity or repricing data except for mortgage loans and mortgage-backed securities, which are based on prevailing prepayment assumptions and expected maturities and recent retention experience of core deposits. The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2011, our interest sensitive liabilities exceeded interest sensitive assets within a one year period by $5.7 million, or 50.5%, of total assets.

	As of December 31, 2011
	3 Months or Less	Over 3 Months Through 12 Months	Over 1 Year Through 3 Years	Over 3 Years Through 5 Years	Over 5 Years Through 10 Years	Total
	(Amounts in thousands)
Interest-earning assets:
Loans	$177,859	$90,487	$116,742	$158,563	$81,691	$625,342
Investment securities	6,696	3,198	3,779	5,811	5,841	25,325
Federal funds sold and cash equivalents	106,495	—	—	—	—	106,495
Total interest-earning assets	$291,050	$93,685	$120,521	$164,374	$87,532	$757,162

Interest-bearing liabilities:
Regular savings deposits	$112,041	$16,006	$21,341	$42,682	$21,341	$213,411
NOW and money market deposits	19,000	23,437	31,248	34,723	3,475	111,883
Retail time deposits	45,620	140,096	58,525	11,224	—	255,465
Brokered time deposits	—	863	16,914	5,173	—	22,950
Borrowed funds	30,038	5,120	5,168	20,281	13,403	74,010
Total interest-bearing liabilities	$206,699	$185,522	$133,196	$114,083	$38,219	$677,719

Interest rate sensitive gap	$84,351	$(91,837)	$(12,675)	$50,291	$49,313	$79,443

Cumulative interest rate gap	$84,351	$(7,486)	$(20,161)	$30,130	$79,443

Ratio of rate-sensitive assets to rate-sensitive liabilities	140.81%	50.50%	90.48%	144.08%	229.03%	111.72%

Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity addresses the Company's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund current and planned expenditures. Liquidity is derived from increased repayment and income from earning assets. Our loan to deposit ratio was 98.5% and 103.6% at December 31, 2011 and December 31, 2010, respectively. Funds received from new and existing depositors provided a large source of liquidity during 2011 and 2010. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support loan growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit.

Brokered deposits are a more volatile source of funding than core deposits and do not increase the deposit franchise of the Bank. In a rising rate environment, the Bank may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with the Bank, they may need to be replaced with borrowings which could increase the Bank’s cost of funds and negatively impact its interest rate spread, financial condition and results of operation. To mitigate the potential negative impact associated with brokered deposits, the Bank joined Promontory Inter Financial Network to secure an additional alternative funding source. Promontory provides the Bank an additional source of external funds through their weekly CDARS® settlement process. The rates are comparable to brokered deposits and can be obtained within a shorter period time than brokered deposits. The Bank’s CDARS deposits included within the brokered deposit total amounted to $22.9 million and $18.8 million at December 31, 2011 and December 31, 2010, respectively.  To the extent that retail deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short term funds market. Longer term funding requirements can be obtained through advances from the Federal Home Loan Bank ("FHLB"). As of December 31, 2011, the Bank maintained unused lines of credit with the FHLB totaling $55.2 million. The Bank established a line of credit with another financial institution totaling $3.0 million. This line was not utilized at December 31, 2011.

As of December 31, 2011, the Bank's investment securities portfolio included $13.7 million of mortgage-backed securities that provides additional cash flow each month. The majority of the investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank's residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Presently the residential mortgage loan portfolio and certain qualifying commercial real estate loans are pledged under a blanket lien to the FHLB as collateral. Management is not aware of any known trends, demands, commitments or uncertainties that are reasonably likely to result in material changes in liquidity.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2011 and 2010, commitments to extend credit amounted to approximately $78.3 million and $73.7 million, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2011 and 2010, standby letters of credit with customers were $6.9 million and $5.9 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2011. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

The following table sets forth information regarding the Bank’s contractual obligations and commitments as of December 31, 2011.

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)

Retail time deposits	$185,716	$65,310	$4,439	$—	$255,465
Brokered time deposits	863	22,087	—	—	22,950
Borrowed funds	35,000	24,900	707	13,403	74,010
Operating lease obligations	136	272	272	—	680
Total contractual obligations	$221,715	$112,569	$5,418	$13,403	$353,105

	Amount of Commitments Expiring by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)

Loan Commitments	$23,484	$—	$—	$—	$23,484
Lines of Credit	26,809	6,714	217	$21,059	$54,799
Total Commitments	$50,293	$6,714	$217	$21,059	$78,283

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

MARKET PRICES AND DIVIDENDS

General

The Company's common stock is listed on the Nasdaq Capital Market under the trading symbol of "PKBK". The following table reflects high and low sales prices as reported on www.nasdaq.com during each quarter of the last two fiscal years. Prices reflect a 10% stock dividend paid in May 2011.

2011	High	Low

1st Quarter	$10.23	$9.10
2nd Quarter	$9.57	$7.38
3rd Quarter	$7.95	$6.75
4th Quarter	$7.39	$5.19

2010	High	Low

1st Quarter	$8.64	$7.05
2nd Quarter	$11.93	$8.11
3rd Quarter	$9.50	$8.30
4th Quarter	$10.40	$8.59

The number of shareholders of record of common stock as of March 13, 2012, was approximately 351.  This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 26, 2012, there were 4,886,178 shares of our common stock outstanding.

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

The Company's ability to pay dividends is substantially dependent upon the dividends it receives from the Bank and is subject to other restrictions. Under current regulations, the Bank's ability to pay dividends is restricted as well.

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

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

March 26, 2012

Vito S. Pantilione	John F. Hawkins
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Parke Bancorp, Inc. and Subsidiaries

Consolidated Financial Report
December 31, 2011

Parke Bancorp, Inc. and Subsidiaries

Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Consolidated Balance Sheets	2
Consolidated Statements of Income	3
Consolidated Statements of Equity	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Parke Bancorp, Inc.

We have audited the consolidated balance sheets of Parke Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2011 and 2010 and the related consolidated statements of income, equity, and cash flows for the years there ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years there ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP
Blue Bell, Pennsylvania
March 26, 2012

Parke Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets
December 31, 2011 and 2010
(in thousands except share and per share data)	December 31,	December 31,
	2011	2010
Assets
Cash and due from financial institutions	$3,733	$1,477
Federal funds sold and cash equivalents	106,495	56,151
Cash and cash equivalents	110,228	57,628
Investment securities available for sale, at fair value	22,517	27,730
Investment securities held to maturity (fair value of $2,080 at December 31, 2011 and $2,048 at December 31, 2010)	2,032	1,999
Total investment securities	24,549	29,729
Loans held for sale	225	11,454
Loans, net of unearned income	625,117	626,739
Less: Allowance for loan losses	19,323	14,789
Net loans	605,794	611,950
Accrued interest receivable	3,039	3,273
Premises and equipment, net	4,122	4,279
Other real estate owned (OREO)	19,410	16,701
Restricted stock, at cost	3,565	3,040
Bank owned life insurance (BOLI)	5,541	5,362
Other assets	14,265	13,437
Total Assets	$790,738	$756,853

Liabilities and Equity
Liabilities
Deposits
Noninterest-bearing deposits	$31,146	$23,168
Interest-bearing deposits	603,709	581,554
Total deposits	634,855	604,722
FHLB borrowings	50,607	40,759
Other borrowed funds	10,000	21,454
Subordinated debentures	13,403	13,403
Accrued interest payable	618	828
Other liabilities	3,982	4,955
Total liabilities	713,465	686,121
Equity
Preferred stock, cumulative perpetual, $1,000 liquidation value; authorized 1,000,000 shares; Issued: 16,288 shares at December 31, 2011 and December 31, 2010	15,868	15,683
Common stock, $.10 par value; authorized 10,000,000 shares; Issued: 5,097,078 shares at December 31, 2011 and 4,653,133 shares at December 31, 2010	510	465
Additional paid-in capital	45,844	41,931
Retained earnings	17,808	15,494
Accumulated other comprehensive loss	(626)	(693)
Treasury stock, 210,900 shares at December 31, 2011 and December 31, 2010, at cost	(2,180)	(2,180)
Total shareholders’ equity	77,224	70,700
Noncontrolling (minority) interest in consolidated subsidiaries	49	32
Total equity	77,273	70,732
Total liabilities and equity	$790,738	$756,853

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2011 and 2010
(in thousands except share and per share data)	2011	2010
Interest income:
Interest and fees on loans	$39,851	$39,934
Interest and dividends on investments	1,329	1,702
Interest on federal funds sold and cash equivalents	129	48
Total interest income	41,309	41,684
Interest expense:
Interest on deposits	7,878	9,600
Interest on borrowings	1,353	1,750
Total interest expense	9,231	11,350
Net interest income	32,078	30,334
Provision for loan losses	10,450	9,001
Net interest income after provision for loan losses	21,628	21,333
Noninterest income (loss)
Gain on sale of SBA loans	4,439	1,789
Loan fees	220	301
Net income from BOLI	179	178
Service fees on deposit accounts	221	252
Other than temporary impairment losses	(132)	(124)
Portion of loss recognized in other comprehensive income (OCI) (before taxes)	3	—
Net impairment losses recognized in earnings	(129)	(124)
(Loss) gain on sale and write-down of real estate owned	(557)	32
Other	352	281
Total noninterest income (loss)	4,725	2,709
Noninterest expense
Compensation and benefits	5,638	5,250
Professional services	1,235	1,160
Occupancy and equipment	1,006	937
Data processing	405	344
FDIC insurance	985	873
OREO expense	642	622
Other operating expense	2,714	2,464
Total noninterest expense	12,625	11,650
Income before income tax expense	13,728	12,392
Income tax expense	5,524	4,895
Net income attributable to Company and noncontrolling (minority) interest	8,204	7,497
Net income attributable to noncontrolling (minority) interest	(932)	(157)
Net income attributable to Company	7,272	7,340
Preferred stock dividend and discount accretion	1,000	988
Net income available to common shareholders	$6,272	$6,352

Earnings per common share
Basic	$1.28	$1.31
Diluted	$1.26	$1.27
Weighted average shares outstanding
Basic	4,886,178	4,866,162
Diluted	4,966,752	4,986,883

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Equity
Years Ended December 31, 2011 and 2010
(in thousands)
	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity	Non- Controlling (Minority) Interst	Total Equity
Balance, December 31, 2009	$15,508	$421	$37,020	$14,071	$(2,867)	$(2,180)	$61,973	$—	$61,973
Stock options exercised			32				32		32
Capital contribution by noncontrolling (minority) interest								196	196
Capital withdrawals by noncontrolling (minority) interest								(321)	(321)
10% common stock dividend		44	4,879	(4,929)			(6)		(6)
Comprehensive income (loss):
Net income				7,340			7,340	157	7,497
Non-credit unrealized gains on debt securities with OTTI, net of taxes					124		124		124
Net unrealized gains on available for sale securities without OTTI, net of taxes					2,007		2,007		2,007
Pension liability adjustments, net of taxes					43		43		43
Total comprehensive income							9,514	157	9,671
Dividend on preferred stock (5% annually)				(813)			(813)		(813)
Accretion of discount on preferred stock	175			(175)			—		—
Balance, December 31, 2010	15,683	465	41,931	15,494	(693)	(2,180)	70,700	32	70,732

Capital withdrawals by noncontrolling (minority) interest								(915)	(915)
10% common stock dividend		45	3,913	(3,958)			—		—
Comprehensive income (loss):
Net income				7,272			7,272	932	8,204
Non-credit unrealized losses on debt securities with OTTI, net of taxes					(2)		(2)		(2)
Net unrealized gains on available for sale securities without OTTI, net of taxes					28		28		28
Pension liability adjustments, net of taxes					41		41		41
Total comprehensive income							7,339	932	8,271
Dividend on preferred stock (5% annually)				(815)			(815)		(815)
Accretion of discount on preferred stock	185			(185)			—		—
Balance, December 31, 2011	$15,868	$510	$45,844	$17,808	$(626)	$(2,180)	$77,224	$49	$77,273

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2011 and 2010
(in thousands)
	2011	2010
Cash Flows from Operating Activities
Net income	$8,204	$7,497
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	366	348
Provision for loan losses	10,450	9,001
Bank owned life insurance	(179)	(178)
Supplemental executive retirement plan expense	477	508
Gain on sale of SBA loans	(4,439)	(1,789)
SBA loans originated for sale	(27,171)	(28,392)
Proceeds from sale of SBA loans originated for sale	30,230	31,386
Loss and write down on sale of other real estate owned	557	1,272
Other than temporary decline in value of investments	129	124
Net accretion of purchase premiums and discounts on securities	(68)	(194)
Deferred income tax benefit	(1,801)	(1,726)
Changes in operating assets and liabilities:
Decrease in accrued interest receivable and other assets	1,180	995
Decrease in accrued interest payable and other accrued liabilities	(451)	(1,478)
Net cash provided by operating activities	17,484	17,374
Cash Flows from Investing Activities
Purchases of investment securities available for sale	(1,537)	(5,753)
(Purchases)redemptions of restricted stock	(525)	54
Proceeds from sale and call of securities available for sale	500	3,790
Proceeds from maturities and principal payments on mortgage backed securities	6,198	7,784
Proceeds from sale of other real estate owned	3,414	766
Advances on other real estate owned	(4,802)	(2,995)
Net increase in loans	(6,173)	(57,062)
Purchases of bank premises and equipment	(209)	(1,766)
Net cash used in investing activities	(3,134)	(55,182)
Cash Flows from Financing Activities
Payment of dividend on preferred stock	(815)	(813)
Cash payment of fractional shares on 10% stock dividend	(1)	(6)
Minority interest capital withdrawal, net	(915)	(125)
Proceeds from exercise of stock options and warrants	—	32
Net increase in Federal Home Loan Bank and short term borrowings	9,848	11,454
Payments of Federal Home Loan Bank advances	—	(3,669)
Net increase in noninterest-bearing deposits	7,978	1,680
Net increase in interest-bearing deposits	22,155	82,729
Net cash provided by financing activities	38,250	91,282
Increase in cash and cash equivalents	52,600	53,474
Cash and Cash Equivalents, January 1,	57,628	4,154
Cash and Cash Equivalents, December 31,	$110,228	$57,628
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$9,441	$11,343
Income taxes	$5,700	$8,350
Supplemental Schedule of Noncash Activities:
Real estate acquired in settlement of loans	$1,879	$15,744

See accompanying notes to consolidated financial statements

Note  1.   Description of Business and Summary of Significant Accounting Policies

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

The Bank is a commercial bank, which was incorporated on August 25, 1998, and commenced operations on January 28, 1999.  The Bank is chartered by the New Jersey Department of Banking and Insurance and insured by the Federal Deposit Insurance Corporation.  The Bank maintains its principal office at 601 Delsea Drive, Sewell, New Jersey, and four additional branch office locations; 501 Tilton Road, Northfield, New Jersey, 567 Egg Harbor Road, Washington Township, New Jersey, 67 East Jimmie Leeds Road, Galloway Township, New Jersey and 1610 Spruce Street in Philadelphia, Pennsylvania.

The accounting and financial reporting policies of the Company and Subsidiaries conform to accounting principles generally accepted in the United States of America (“GAAP”) and to general practices within the banking industry.  The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Principles of Consolidation:  The accompanying consolidated financial statements include the accounts of Parke Bancorp, Inc. and its wholly-owned subsidiaries, Parke Bank and Parke Capital Markets, an inactive corporation. Also included are the accounts of 44 Business Capital Partners LLC, a joint venture formed in 2009 to originate and service SBA loans. Parke Bank has a 51% ownership interest in the joint venture. Parke Capital Trust I, Parke Capital Trust II and Parke Capital Trust III are wholly-owned subsidiaries but are not consolidated because they do not meet the requirements for consolidation under applicable accounting guidance.  All significant inter-company balances and transactions have been eliminated.

Investment Securities:  At December 31, 2011 and 2010, the Company held investment securities that would be held for indefinite periods of time, including securities that would be used as part of the Company’s asset/liability management strategy and possibly sold in response to changes in interest rates, prepayments and similar factors.  These securities are classified as “available for sale” and are carried at fair value, with any temporary unrealized gains or losses reported as other comprehensive income, net of the related income tax effect.

At December 31, 2011 and 2010, the Company also reported investments in securities that were carried at cost, adjusted for amortization of premium and accretion of discount.  The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions.  These securities are classified as “held to maturity.”

Declines in the fair value of individual debt securities below their cost that are deemed to be other than temporary result in write-downs of the individual securities to their fair value. Debt securities that are deemed to be other than temporarily impaired are reflected in earnings as realized losses to the extent impairment is related to credit losses. The amount of the impairment for debt securities related to other factors is recognized in other comprehensive income (loss). In evaluating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the reasons for the decline in value, (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events, and (4) for fixed maturity securities, whether the Company intends to sell the security, or it is more likely than not that the Company will be required to sell the security before recovery of the cost basis, which may be maturity.

The amortization of premiums and accretion of discounts over the contractual lives of the related securities are recognized in interest income using the interest method.  Gains and losses on the sale of such securities are accounted for using the specific identification method.

Restricted Stock:  Restricted stock includes investments in the common stock of the Federal Home Loan Bank of New York (“FHLBNY”) and the Atlantic Central Bankers Bank for which no market exists and, accordingly, is carried at cost. The stocks have no quoted market value and are subject to redemption restrictions. Management reviews for impairment based on the ultimate recoverability of the cost basis in the stock. The stocks’ value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. Management considers such criteria as the significance of the decline in net assets, if any, the length of time this situation has persisted and the financial performance of the issuers. In addition, any commitments by the FHLBNY to make payments required by law or regulation, the impact of legislative and regulatory changes on the customer base of the FHLBNY and the liquidity position of the FHLBNY.

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

Loans-Nonaccrual:  Loans are placed on nonaccrual status when, in management's opinion, the borrower may be unable to meet contractual payment obligations as they become due, as well as when a loan is 90 days past due, unless the loan is well secured and in the process of collection, as required by regulatory provision. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due.

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

TDRs are reported as impaired loans. Interest income on TDR loans are recognized consistent with the Bank’s nonaccrual loan policy stated above.

Loans Held for Sale:  Loans held for sale are the guaranteed portion of SBA loans and are reflected at the lower of aggregate cost or fair value. The net amount of loan origination fees on loans sold is included in the carrying value and in the gain or loss on the sale. The Company originates loans to customers under an SBA program that generally provides for SBA guarantees of up to 75 percent of each loan.  When the sale of the guaranteed portion of an SBA loan occurs, the premium received on the sale and the present value of future cash flows of the servicing assets represent gain on the sale and are recognized in income over the estimated life of the loan. Income and fees collected for servicing are credited to noninterest income, net of amortization of the related servicing asset.

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

Loan Fees:  Loan fees and direct costs associated with loan originations are netted and deferred.  The deferred amount is recognized as an adjustment to loan interest over the term of the related loans using the interest method.  Loan brokerage fees represent commissions earned for facilitating loans between borrowers and other companies. Such fees were not significant in 2011 or 2010.

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

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately evaluate individual consumer loans for impairment.

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

Interest Rate Risk:  The Company is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other borrowed and brokered funds, to make commercial, commercial mortgage, residential mortgage, and consumer loans, and to invest in overnight and term investment securities.  Inherent in such activities is interest rate risk that results from differences in the maturities and repricing characteristics of these assets and liabilities.  For this reason, management regularly monitors the level of interest rate risk and the potential impact on net income.

Bank Premises and Equipment:  Bank premises and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation is computed and charged to expense using the straight-line method over the estimated useful lives of the assets, generally three years for computers and software, five to ten years for equipment and forty years for buildings.  Leasehold improvements are amortized to expense over the shorter of the term of the respective lease or the estimated useful life of the improvements.

Income Taxes:  Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the difference between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.  Realization of deferred tax assets is dependent on generating sufficient taxable income in the future.

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

The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2011 or 2010.  The Company does not have an accrual for uncertain tax positions as of December 31, 2011 or 2010, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  Tax returns for all years 2008 and thereafter are subject to further examination by tax authorities, with the exception of the State of New Jersey for which tax returns for all years 2007 and thereafter are subject to further examination.

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

Reclassifications:  Certain items in the 2010 financial statements have been reclassified to conform to the 2011 presentation. Such reclassifications have no impact on prior year earnings.

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

The Company recognizes the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in the statement of financial position and changes in that funded status through comprehensive income in the year the changes occur.  The accounting guidance related to compensation-retirement benefits also requires an employer to measure the funded status of a plan as of the date of the employer's year-end statement of financial position.  The Company has recorded expense for the unfunded status of $450 thousand and $509 thousand for the years ended December 31, 2011 and 2010, respectively, relating to a Supplemental Executive Retirement Plan ("SERP") (Note 11).

The Company’s comprehensive income is presented in the following table:

	2011	2010
	(Amounts in thousands)
Non-credit unrealized gains (losses) on available for sale securities with OTTI	$(3)	$207
Unrealized gains (losses) on available for sale securities without OTTI	47	3,345
Minimum pension liability	68	72
Tax impact	(45)	(1,450)
Other comprehensive income	$67	$2,174

Accumulated other comprehensive loss consisted of the following at December 31, 2011 and 2010:

	2011	2010
	(Amounts in thousands)
Securities
Non-credit unrealized losses on available for sale securities with OTTI	$(524)	$(548)
Unrealized losses on available for sale securities without OTTI	(252)	(273)
Minimum pension liability	(268)	(201)

Tax impact	418	329
	$(626)	$(693)

Earnings Per Common Share:  Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period.  Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options and warrants outstanding.  To the extent that stock equivalents are anti-dilutive, they have been excluded from the earnings per share calculation. Both basic and diluted earnings per share computations give retroactive effect to a stock dividend declared and paid in 2011 and 2010 (Note 13).  Earnings per common share have been computed based on the following for 2011 and 2010:

	2011	2010
	(Amounts in thousands, except share data)
Basic earnings per common share
Net income available to common shareholders	$6,272	$6,352
Average common shares outstanding	4,886,178	4,866,162
Basic earnings per common share	$1.28	$1.31

Diluted earnings per common share
Net income available to common shareholders	$6,272	$6,352
Average common shares outstanding	4,886,178	4,866,162
Dilutive potential common shares	80,574	120,721
Total diluted average common shares outstanding	4,966,752	4,986,883
Diluted earnings per common share	$1.26	$1.27

Statement of Cash Flows:  Cash and cash equivalents include cash and due from financial institutions and federal funds sold.  For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis.

Recently Issued Accounting Pronouncements:

On July 1, 2009, the Accounting Standards Codification (“ASC”) became the Financial Accounting Standards Board’s (“FASB”) officially recognized source of authoritative GAAP applicable to all public and non-public non-governmental entities, superseding existing FASB, AICPA, EITF and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

In January 2010, FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements. This ASU provides amendments to Subtopic 820-10 that requires new disclosures as follows: a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. This ASU also provides amendments that clarify existing disclosures relating to the level of disaggregation and inputs and valuation techniques. This ASU was effective for interim and annual reporting periods that began after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures were effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of this ASU has not had a material impact on results of operations or financial condition.

New authoritative accounting guidance (Accounting Standards Update No. 2011-01) under ASC Topic 310, "Receivables", temporarily delayed the effective date of the disclosures about troubled debt restructurings in Update 2010-20. The delay was intended to allow the Board time to complete its deliberations on what constituted a troubled debt restructuring. In April 2011, new authoritative guidance (Accounting Standards Update No. 2011-02) under ASC Topic 310 was released to assist creditors in determining whether a restructuring is a troubled debt restructuring. This update clarifies the guidance on whether a creditor has made a concession and whether a debtor is experiencing financial difficulties. In addition, the disclosures that were deferred under ASU 2011-01 will now be required. ASU 2011-02 is effective for the first interim or annual period beginning after June 15, 2011. The expanded new disclosures are incorporated in Note 4, “Loans”, and did not have a material impact on the Company’s financial condition or results of operation.

In April 2011, the FASB issued ASU 2011-02 which provides additional guidance related to determining whether a creditor has granted a concession, include factors and examples for creditors to consider in evaluating whether a restructuring results in a delay in payment that is insignificant. The guidance prohibits creditors from using the borrower’s effective rate test to evaluate whether a concession has been granted to the borrower and adds factors for creditors to use in determining whether a borrower is experiencing financial difficulties. A provision in ASU 2011-02 also ends the FASB’s deferral of the additional disclosures about troubled debt restructurings as required by ASU 2010-20. There was no significant impact to amounts reported in the consolidated financial position or results of operations from the adoption of ASU 2011-02.

In June 2011, the FASB issued guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments are effective for interim and annual periods beginning after December 15, 2011 with retrospective application. The Company will adopt the accounting standard during 2012, as required, with no material impact on its results of operations or financial position.

Note  2.   Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services.  Management is responsible for assessing the credit risk of its correspondent banks.  The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Company as of December 31, 2011 or 2010, because reserve requirements were covered by vault cash.

Note  3.   Investment Securities

The following is a summary of the Company's investment in available for sale and held to maturity securities as of December 31, 2011 and 2010:

As of December 31, 2011	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
Available for sale:	(Amounts in thousands)

U.S. Government sponsored entities	$1,006	$5	$—	$—	$1,011
Corporate debt obligations	1,500	43	57	—	1,486
Residential mortgage-backed securities	13,697	764	—	—	14,461
Collateralized mortgage obligations	1,534	73	—	13	1,594
Collateralized debt obligations	5,556	—	1,080	511	3,965
Total available for sale	$23,293	$885	$1,137	$524	$22,517

Held to maturity:
States and political subdivisions	$2,032	$87	$39	$—	$2,080

As of December 31, 2010	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
Available for sale:	(Amounts in thousands)

U.S. Government sponsored entities	$3,006	$14	$95	$—	$2,925
Corporate debt obligations	2,000	94	—	—	2,094
Residential mortgage-backed securities	15,938	645	24	—	16,559
Collateralized mortgage obligations	2,045	107	—	—	2,152
Collateralized debt obligations	5,562	—	1,014	548	4,000
Total available for sale	$28,551	$860	$1,133	$548	$27,730

Held to maturity:
States and political subdivisions	$1,999	$60	$11	$—	$2,048

The amortized cost and fair value of debt securities classified as available for sale and held to maturity, by contractual maturity, as of December 31, 2011, are as follows:

	Amortized Cost	Fair Value
	(Amounts in thousands)
Available for sale:
Due within one year	$—	$—
Due after one year through five years	1,000	1,005
Due after five years through ten years	—	—
Due after ten years	7,062	5,457
Residential mortgage-backed securities and collateralized mortgage obligations	15,231	16,055
Total available for sale	$23,293	$22,517

Held to maturity:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	2,032	2,080
Total held to maturity	$2,032	$2,080

Expected maturities will differ from contractual maturities for mortgage related securities because the issuers of certain debt securities do have the right to call or prepay their obligations without any penalties.

During the year ending December 31, 2011, the Company sold one investment security with a carrying value of $500 thousand, recognizing a gain of $1 thousand. There were no sales of investment securities for the year ending December 31, 2010.

As of December 31, 2011 and 2010, approximately $8.9 million and $11.4 million, respectively, of investment securities are pledged as collateral for borrowed funds (Note 9).  In addition, securities with a carrying value of $8.4 million and $10.3 million, respectively, were pledged to secure public deposits at December 31, 2011 and 2010.

The following tables show the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other than temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and December 31, 2010:

As of December 31, 2011	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
U.S. Government sponsored entities	$—	$—	$—	$—	$—	$—
Corporate debt obligations	—	—	443	57	443	57
Residential mortgage-backed securities and collateralized mortgage obligations	—	—	—	—	—	—
Collateralized debt obligations	—	—	3,670	1,080	3,670	1,080
Total available for sale	$—	$—	$4,113	$1,137	$4,113	$1,137

Held to maturity:
States and political subdivisions	$758	$39	$—	$—	$758	$39

As of December 31, 2010	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
U.S. Government sponsored entities	$1,905	$95	$—	$—	$1,905	$95
Residential mortgage-backed securities and collateralized mortgage obligations	4,807	24	—	—	4,807	24
Collateralized debt obligations	—	—	3,736	1,014	3,736	1,014
Total available for sale	$6,712	$119	$3,736	$1,014	$10,448	$1,133

Held to maturity:
States and political subdivisions	$1,229	$11	$—	$—	$1,229	$11

Corporate Debt Obligations: The unrealized loss on the Company’s investment in corporate debt obligation, related to one security with an 11.4% unrealized loss at December 31, 2011, was caused by movement in interest rates. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider the investment in these securities to be other than temporarily impaired at December 31, 2011.

Collateralized Debt Obligations:  The Company’s unrealized loss on investments in collateralized debt obligations (CDOs) relates to three securities issued by financial institutions, totaling $4.8 million with an unrealized loss of 22.7% at December 31, 2011. CDOs are pooled securities primarily secured by trust preferred securities (TruPS), subordinated debt and surplus notes issued by small and mid-sized banks and insurance companies. These securities are generally floating rate instruments with 30-year maturities, and are callable at par by the issuer after five years. The current economic downturn has had a significant adverse impact on the financial services industry; consequently, TruPS CDOs do not have an active trading market. With the assistance of competent third-party valuation specialists, the Company utilized the following methodology to determine the fair value:

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

The underlying issuers have been analyzed, and projections have been made regarding the future performance, considering factors including defaults and interest deferrals.  The analysis indicates that the Company should expect to receive all contractual cash flows.  Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider these investments to be other than temporarily impaired at December 31, 2011 or December 31, 2010.

Other Than Temporarily Impaired Debt Securities

We assess whether we intend to sell or it is more likely than not that we will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other than temporarily impaired and that we do not intend to sell and will not be required to sell prior to recovery of our amortized cost basis, we separate the amount of the impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income.

The present value of expected future cash flows is determined using the best estimate of cash flows discounted at the effective interest rate implicit to the security at the date of purchase or the current yield to accrete an asset-backed or floating rate security. The methodology and assumptions for establishing the best estimate of cash flows vary depending on the type of security. The asset-backed securities’ cash flow estimates are based on bond-specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity and prepayment speeds and structural support, including subordination and guarantees. The corporate bond cash flow estimates are derived from scenario-based outcomes of expected corporate restructurings or the disposition of assets using bond specific facts and circumstances including timing, security interests and loss severity.

We have a process in place to identify debt securities that could potentially have a credit impairment that is other than temporary.  This process involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.  On a quarterly basis, we review all securities to determine whether OTTI exists and whether losses should be recognized. We consider relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other than temporary. Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (4) for fixed maturity securities, our intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity and for equity securities, our ability and intent to hold the security for a period of time that allows for the recovery in value.

The following table presents a roll-forward of the credit loss component of the amortized cost of debt securities that we have written down for OTTI and the credit component of the loss that is recognized in earnings. OTTI recognized in earnings for credit-impaired debt securities is presented as additions in two components based upon whether the current period is the first time the debt security was credit-impaired (initial credit impairment) or is not the first time the debt security was credit impaired (subsequent credit impairments). The credit loss component is reduced if we sell, intend to sell or believe we will be required to sell previously credit-impaired debt securities. Additionally, the credit loss component is reduced if we receive cash flows in excess of what we expected to receive over the remaining life of the credit-impaired debt security, the security matures or is fully written down. Changes in the credit loss component of credit-impaired debt securities were as follows for 2011 and 2010.

	2011	2010
	(Amounts in thousands)
Beginning balance	$2,657	$4,008
Initial credit impairment	—	—
Subsequent credit impairments	129	124
Reductions for amounts recognized in earnings due to intent or requirement to sell	—	—
Reductions for securities sold	—	—
Reductions for securities deemed worthless	836	1,475
Reductions for increases in cash flows expected to be collected	—	—
Ending balance	$1,950	$2,657

A summary of investment gains and losses recognized in income during the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(Amounts in thousands)
Available for sale securities:
Realized gains	$1	$—
Realized (losses)	—	—
Other than temporary impairment	(130)	(124)
Total available for sale securities	$(129)	$(124)

Held to maturity securities:
Realized gains	$—	$—
Realized (losses)	—	—
Other than temporary impairment	—	—
Total held to maturity securities	$0	$0

The Company recognized $129 thousand and $124 thousand during 2011 and 2010, respectively, of OTTI losses on available for sale securities, attributable to impairment charges recognized on privately issued CMOs.

The impairment charges for the CMOs were recognized in light of significant deterioration of housing values in the residential real estate market, the significant rise in delinquencies and charge-offs of underlying mortgage loans and resulting decline in market value of the securities.

With the assistance of competent third-party valuation specialists, the Company utilized the following methodologies to quantify the OTTI. The underlying mortgage collateral was analyzed in order to project future cash flows and to calculate the credit component of the OTTI. Four major assumptions were utilized; prepayment (CPR), constant default rate (CDR), loss severity and risk adjusted discount rate. The methodologies for the four assumptions are:

CPR assumptions were based on evaluation of the lifetime conditional prepayment rates; 3 month CPR over the most recent period, past 6 months and past 12 months; estimated prepayment rates provided by the Securities Industry & Financial Markets Association (SIFMA), forecasts from other industry experts, and judgment given recent deterioration in credit conditions and declines in property values. The CPR assumption utilized was 7.89%

CDR estimates were based on the status of the loans – current, 30-59 days delinquent, 60-89 days delinquent, 90+ days delinquent, foreclosure or REO – and proprietary loss migration models (i.e. percentage of 30 day delinquents that will ultimately migrate to default, percentage of 60 day delinquents that will ultimately migrate to default, etc.). The model assumes that the 60 day plus population will move to repossession inventory subject to the loss migration assumptions and liquidate over the next 36 months. Defaults vector from month 37 to month 48 to the month 49 CDR value and ultimately vector to zero over an extended period of time of at least 15 years. The CDR assumption utilized started at 5.35% and decreased to 2.29% by month 49.

Loss severity estimates are based on the initial loan to value ratio, the loan’s lien position, private mortgage insurance proceeds available (if any), and the estimated change in the price of the property since origination.  The loss severity assumption is static for twelve months at 54.8% then decreases monthly based on future market appreciation to a floor of 23%.

The risk adjusted discount of 15% was derived based on the spread from the most recent active market indication for either the instrument in question or a proxy of the instrument. The resulting spread was then used in conjunction with the swap curve to discount the expected cash flow stream.

Note  4.   Loans

The portfolio of loans outstanding consists of:

	December 31, 2011		December 31, 2010
	Amount	Percentage of Total Loans	Amount	Percentage of Total Loans
	(Amounts in thousands)
Commercial and industrial	$24,136	3.9%	$25,108	4.0%
Real estate construction:
Residential	21,287	3.4	38,810	6.2
Commercial	50,361	8.1	57,651	9.2
Real estate mortgage:
Commercial – owner occupied	147,449	23.6	140,474	22.4
Commercial – non owner occupied	204,216	32.6	178,045	28.4
Residential – 1 to 4 family	138,768	22.2	141,695	22.6
Residential - Multifamily	20,126	3.2	27,841	4.5
Consumer	18,774	3.0	17,115	2.7
Total Loans	$625,117	100.0%	$626,739	100.0%

The Company maintains interest reserves for the purpose of making periodic and timely interest payments for borrowers that qualify for development and construction loans. Total development and construction loans with interest reserves were $14.6 million and $65.6 million at December 31, 2011 and December 31, 2010, respectively. Interest reserves provide borrowers temporary sources of cash flow which can be used to make interest payments during the development or construction phases of a project. It is our expectation that equity in the project increases as the project moves towards completion and that cash flows will be positive once sales begin or stabilization occurs. Loans with interest reserves are monitored throughout the life of the project. Interest accrual may be suspended on interest reserve dependent loans that are not delinquent but are risk rated substandard or worse.

At December 31, 2011 and 2010, approximately $154.2 million and $170.4 million, respectively, of loans were pledged to the FHLB of New York on borrowings (Note 9). This pledge consists of a blanket lien on residential mortgages and certain qualifying commercial real estate loans.

Loan Origination/Risk Management:  In the normal course of business the Company is exposed to a variety of operational, reputational, legal, regulatory and credit risks that could adversely affect our financial performance. Most of our asset risk is primarily tied to credit (lending) risk. The Company has lending policies, guidelines and procedures in place that are designed to maximize loan income within an acceptable level of risk. The Board of Directors reviews and approves these policies, guidelines and procedures.  When we originate a loan we make certain subjective judgments about the borrower’s ability to meet the loan’s terms and conditions. We also make objective and subjective value assessments on the assets we finance. The borrower’s ability to repay can be adversely affected by economic changes. Likewise, changes in market conditions and other external factors can affect asset valuations. The Company actively monitors the quality of its loan portfolio. A reporting system supplements the credit review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit risk, loan delinquencies, troubled debt restructures, nonperforming and potential problem loans. Diversification in the loan portfolio is another means of managing risk associated with fluctuations in economic conditions.

With respect to construction loans to developers and builders that are secured by non-owner occupied properties, the Company generally requires the borrower to have had an existing relationship with the Company and have a proven record of success. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally underwritten based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans, in addition to those of real estate loans. Commercial real estate loans may be riskier than those for one-to-four family residences and are typically larger in dollar size. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. The repayment of these loans is generally largely dependent on the successful operation and management of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location within our market area. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. The Company also monitors economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2011, approximately 40.2% of the outstanding principal balance of the Company’s commercial real estate loans were secured by owner-occupied properties.

Consumer loans may carry a higher degree of repayment risk than residential mortgage loans. Repayment is typically dependent upon the borrower’s financial stability which is more likely to be adversely affected by job loss, illness, or personal bankruptcy. To monitor and manage consumer loan risk, policies and procedures are developed and modified as needed. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, trend and outlook reports are reviewed by management on a regular basis. Underwriting standards for home equity loans are heavily influenced by statutory requirements, which include, but are not limited to, a maximum loan-to-value percentage of 80%, collection remedies, the number of such loans a borrower can have at one time and documentation requirements. Historically the Company’s losses on consumer loans have been negligible.

The Company maintains an outsourced independent loan review program that reviews and validates the credit risk assessment program on a periodic basis. Results of these external independent reviews are presented to management. In 2011 the Company expanded its risk monitoring program by creating a standalone Credit Risk Management Department. The external independent loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit risk management personnel.

Concentrations of Credit:  Most of the Company's lending activity occurs within the areas of southern New Jersey and southeastern Pennsylvania, as well as other markets. Our expanded market area includes geographic areas that are actively solicited by our joint venture partner, 44 Business Capital LLC, for the origination of Small Business Administration guaranteed loans. The majority of the Company's loan portfolio consists of commercial real estate loans. As of December 31, 2011 there were no concentrations of loans related to any single industry in excess of 10% of total loans.

Loans to Related Parties: In the normal course of business, the Company has granted loans to officers, directors and their affiliates (related parties).  All loans to related persons were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable loans with persons not related to the Bank; and did not involve more than the normal risk of collectability or present other unfavorable features.

An analysis of the activity of such related party loans for 2011 and 2010 is as follows:

	2011	2010
	(Amounts in thousands)

Balance, beginning of year	$24,023	$23,644
Advances	248	1,781
Less: repayments	(2,222)	(1,402)
Balance, end of year	$22,049	$24,023

An age analysis of past due loans by class follows:

December 31, 2011
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)

Commercial	$603	$—	$—	$603	$23,533	$24,136	$—
Real estate construction:
Residential	350	—	5,265	5,615	15,672	21,287	—
Commercial	—	—	7,703	7,703	42,658	50,361	—
Real estate mortgage:
Residential	2,587	—	8,288	10,875	148,019	158,894	—
Commercial	2,932	—	22,929	25,861	325,804	351,665	—
Consumer	—	—	274	274	18,500	18,774	—
Total	$6,472	$—	$44,459	$50,931	$574,186	$625,117	$—

December 31, 2010
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)

Commercial	$212	$98	$—	$310	$24,798	$25,108	$—
Real estate construction:
Residential	1,657	—	8,546	10,203	28,607	38,810	—
Commercial	75	—	6,701	6,776	50,875	57,651	—
Real estate mortgage:
Residential	1,139	2,161	9,415	12,715	156,821	169,536	—
Commercial	4,833	5,670	2,722	13,225	305,294	318,519	—
Consumer	—	—	61	61	17,054	17,115	—
Total	$7,916	$7,929	$27,445	$43,290	$583,449	$626,739	$—

Impaired Loans:  Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments.

 All impaired loans have an independent third-party full appraisal to determine the net realizable value (“NRV”) based on the fair value of the underlying collateral, less cost to sell and other costs, such as unpaid real estate taxes, that have been identified, or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent. The appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are updated every 12 months or sooner if we have identified possible further deterioration in value. Prior to receiving the updated appraisal, we will establish a specific reserve for any estimated deterioration, based upon our assessment of market conditions, adjusted for estimated costs to sell and other identified costs. If the NRV is greater than the loan amount, then no impairment loss exists. If the NRV is less than the loan amount, the shortfall is recognized by a specific reserve. If the borrower fails to pledge additional collateral in the ninety day period, a charge-off equal to the difference between the loan carrying value and NRV will occur. In certain circumstances, however, a direct charge-off may be taken at the time that the NRV calculation reveals a shortfall. All impaired loans are evaluated based on the criteria stated above on a quarterly basis and any change in the reserve requirements are recorded in the period identified. All partially charged-off loans remain on nonaccrual status until they are brought current as to both principal and interest and have at least nine months of payment history and future collectability of principal and interest is assured.

Impaired loans are set forth in the following tables.

December 31, 2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized1
	(Amounts in thousands)
With no related allowance recorded:
Commercial	$603	$603	$—	$599	$25
Residential real estate construction	4,440	5,246	—	6,444	250
Commercial real estate construction	12,898	13,118	—	12,958	406
Residential real estate mortgage	9,074	11,404	—	12,172	235
Commercial real estate mortgage	37,370	37,798	—	40,964	2,019
Consumer	229	229	—	231	12
	64,614	68,398	—	73,368	2,947

With an allowance recorded:
Commercial	—	—	—	—	—
Residential real estate construction	4,170	5,151	1,297	5,534	127
Commercial real estate construction	3,329	3,329	380	3,206	69
Residential real estate mortgage	6,656	6,857	633	7,437	387
Commercial real estate mortgage	18,410	18,530	2,549	17,533	845
Consumer	—	—	—	—	—
	32,565	33,867	4,859	33,710	1,428

Total:
Commercial	603	603	—	599	25
Residential real estate construction	8,610	10,397	1,297	11,978	377
Commercial real estate construction	16,227	16,447	380	16,164	475
Residential real estate mortgage	15,730	18,261	633	19,609	622
Commercial real estate mortgage	55,780	56,328	2,549	58,497	2,864
Consumer	229	229	—	231	12
	$97,179	$102,265	$4,859	$107,078	$4,375

December 31, 2010
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized1
	(Amounts in thousands)
With no related allowance recorded:
Commercial	$785	$785	$—	$509	$11
Residential real estate construction	13,180	14,147	—	12,789	106
Commercial real estate construction	18,181	18,770	—	7,845	214
Residential real estate mortgage	8,540	8,637	—	7,881	230
Commercial real estate mortgage	42,303	42,303	—	16,203	1,562
Consumer	61	61	—	31	—
	83,050	84,703	—	45,258	2,123

With an allowance recorded:
Commercial	—	—	—	—	—
Residential real estate construction	6,599	7,820	2,091	6,576	70
Commercial real estate construction	—	—	—	—	—
Residential real estate mortgage	12,946	13,113	562	5,462	389
Commercial real estate mortgage	9,428	9,548	198	4,064	525
Consumer	—	—	—	—	—
	28,973	30,481	2,851	16,102	984

Total:
Commercial	785	785	—	509	11
Residential real estate construction	19,779	21,967	2,091	19,365	176
Commercial real estate construction	18,181	18,770	—	7,845	214
Residential real estate mortgage	21,486	21,750	562	13,343	619
Commercial real estate mortgage	46,371	46,491	198	20,267	2,087
Consumer	61	61	—	31	—
	$106,663	$109,824	$2,851	$61,360	$3,107

1Reflects the interest income recognized on impaired loans, which includes TDRs. Interest income recognized on a cash basis subsequent to a loan being placed on nonaccrual was $78 thousand and $45 thousand during 2011 and 2010, respectively.

Troubled debt restructurings:  Periodically management evaluates our loans for appropriate risk rating, interest accrual status and potential classification as a troubled debt restructuring, some of which are performing and accruing interest. A TDR is a loan on which we have granted a concession due to a borrower’s financial difficulty. These are concessions that would not otherwise be considered. The terms of these modified loans may include extension of maturity, renewals, change in interest rate, additional collateral requirements or infusion of additional capital into the project by the borrower to reduce debt or to support future debt service. On construction and land development loans we may modify the loan as a result of delays or other project issues such as slower than anticipated sell-outs, insufficient leasing activity and/or a decline in the value of the underlying collateral securing the loan. Management believes that working with a borrower to restructure a loan provides us with a better likelihood of collecting our loan. It is our policy not to renegotiate the terms of a commercial loan simply because of a delinquency status. However, we will use our Troubled Debt Restructuring Program to work with delinquent borrowers when the delinquency is temporary. We consider all loans modified in a troubled debt restructuring to be impaired.

At the time a loan is modified in a troubled debt restructuring, we consider the following factors to determine whether the loan should accrue interest:

•	Whether there is a period of current payment history under the current terms, typically 6 months;
•	Whether the loan is current at the time of restructuring; and
•	Whether we expect the loan to continue to perform under the restructured terms with a debt coverage ratio that complies with the Bank’s credit underwriting policy of 1.25 times debt service.

We also review the financial performance of the borrower over the past year to be reasonably assured of repayment and performance according to the modified terms. This review consists of an analysis of the borrower’s historical results; the borrower’s projected results over the next four quarters; current financial information of the borrower and any guarantors. The projected repayment source needs to be reliable, verifiable, quantifiable and sustainable. In addition, all troubled debt restructurings are reviewed quarterly to determine the amount of any impairment.

At the time of restructuring, the amount of the loan principal for which we are not reasonably assured of repayment is charged-off, but not forgiven.

A borrower with a restructured loan must make a minimum of six consecutive monthly payments at the restructured level and be current as to both interest and principal to be on accrual status.

The following is an analysis of loans modified in a troubled debt restructuring by type of concession as of December 31, 2011. There were no modifications that involved forgiveness of debt.

	TDRs in compliance with their modified terms and accruing interest	TDRs that are not accruing interest	Total
	(Amounts in thousands)
Reduction in interest rate	$23,601	$16,541	$40,142
A period of interest only payments	17,542	9,279	26,821
Total	$41,143	$25,820	$66,963

There were no loans modified as troubled debt restructurings during the twelve month period ended December 31, 2011 for which there was a subsequent payment default.

The following is an analysis of performing and nonperforming loans modified in a troubled debt restructuring as of December 31, 2011.

	TDRs in compliance with their modified terms and accruing interest		TDRs that are not accruing interest		Total
	Balance	Count	Balance	Count	Balance	Count
	(loan balances in thousands)
Commercial	$603	1	$—	—	$603	1
Residential Real Estate Construction	2,195	2	2,832	3	5,027	5
Commercial Real Estate Construction	500	1	4,350	2	4,850	3
Commercial Real Estate Mortgage - Owner Occupied	2,740	5	4,450	6	7,190	11
Commercial Real Estate Mortgage – Non-owner Occupied	28,232	9	9,196	5	37,428	14
Commercial Real Estate Mortgage -Multifamily	3,268	1	515	2	3,783	3
Residential Real Estate Mortgage	3,605	7	4,340	6	7,945	13
Consumer	—	—	137	1	137	1
Total	$41,143	26	$25,820	25	$66,963	51

Credit Quality Indicators:  As part of the on-going monitoring of the credit quality of the Company's loan portfolio, management tracks certain credit quality indicators including trends related to the risk grades of loans, the level of classified loans, net charge-offs, nonperforming loans (see details above) and the general economic conditions in the region.

The Company utilizes a risk grading matrix to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 7. Grades 1 through 4 are considered “Pass”. A description of the general characteristics of the seven risk grades is as follows:

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

5.
Other Assets Especially Mentioned (OAEM):  Financial condition is such that assets in this category have a potential weakness or pose unwarranted financial risk to the Bank even though the asset value is not currently impaired.  The asset does not currently warrant adverse classification but if not corrected could weaken and could create future increased risk exposure. Includes loans which require an increased degree of monitoring or servicing as a result of internal or external changes.

6.
Substandard:  This classification represents more severe cases of #5 (OAEM) characteristics that require increased monitoring.  Assets are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Assets are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral. Asset has a well-defined weakness or weaknesses that impairs the ability to repay debt and jeopardizes the timely liquidation or realization of the collateral at the asset’s net book value.

7.
Doubtful:  Assets which have all the weaknesses inherent in those assets classified #6 (Substandard) but the risks are more severe relative to financial deterioration in capital and/or asset value; accounting/evaluation techniques may be questionable and the overall possibility for collection in full is highly improbable. Borrowers in this category require constant monitoring, are considered work out loans and present the potential for future loss to the bank.

An analysis of the credit risk profile by internally assigned grades is as follows:

At December 31, 2011	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial	$16,033	$7,500	$603	$—	$24,136
Residential real estate construction	12,327	350	8,610	—	21,287
Commercial real estate construction	23,898	—	26,463	—	50,361
Residential real estate mortgage	136,919	7,628	14,347	—	158,894
Commercial real estate mortgage	293,477	14,270	43,918	—	351,665
Consumer	18,500	—	274	—	18,774
Total	$501,154	$29,748	$94,215	$—	$625,117

At December 31, 2010	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial	$23,823	$500	$785	$—	$25,108
Residential real estate construction	12,132	6,899	19,779	—	38,810
Commercial real estate construction	38,570	900	18,181	—	57,651
Residential real estate mortgage	153,142	4,290	12,104	—	169,536
Commercial real estate mortgage	255,577	44,473	18,469	—	318,519
Consumer	15,559	1,495	61	—	17,115
Total	$498,803	$58,557	$69,379	$—	$626,739

Note  5.   Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Company's allowance for loan loss methodology includes allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." Accordingly, the methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Company's process for determining the appropriate level of the allowance for loan losses is designed to account for credit deterioration as it occurs. The provision for loan losses reflects loan quality trends, including the levels of and trends related to nonaccrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The provision for possible loan losses also reflects the totality of actions taken on all loans for a particular period. In other words, the amount of the provision reflects not only the necessary increases in the allowance for loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company’s control, including, among other things, the performance of the Company's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

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

An analysis of the allowance for loan losses is as follows:

December 31, 2011
	Commercial	Residential Real Estate Construction	Commercial Real Estate Construction	Residential Real Estate Mortgage	Commercial Real Estate Mortgage	Consumer	Unallocated	Total
	(Amounts in thousands)
Allowance for loan Losses:
Beginning balance	$448	$2,980	$1,576	$3,220	$6,300	$130	$135	$14,789
Charge-offs	22	2,390	494	2,643	426	—	—	5,975
Recoveries	—	24	—	34	—	1	—	59
Provisions	25	1,999	889	3,857	3,582	17	81	10,450
Ending balance	$451	$2,613	$1,971	$4,468	$9,456	$148	$216	$19,323

Allowance for loan Losses, ending balance:
Individually evaluated for impairment	$—	$1,297	$380	$633	$2,549	$—	$—	$4,859
Collectively evaluated for impairment	451	1,316	1,591	3,835	6,907	148	216	14,464
Total	$451	$2,613	$1,971	$4,468	$9,456	$148	$216	$19,323

Loans, ending balance:
Individually evaluated for impairment	$603	$8,610	$16,227	$15,730	$55,780	$229		$97,179
Collectively evaluated for impairment	23,533	12,677	34,134	143,164	295,885	18,545		527,938
Total	$24,136	$21,287	$50,361	$158,894	$351,665	$18,774		$625,117

December 31, 2010
Commercial	Residential Real Estate Construction	Commercial Real Estate Construction	Residential Real Estate Mortgage	Commercial Real Estate Mortgage	Consumer	Unallocated	Total
(Amounts in thousands)
Allowance for loan Losses:
Beginning balance	$214	$4,074	$498	$1,451	$5,975	$102	$90	$12,404
Charge-offs	615	3,893	588	1,315	189	16	—	6,616
Recoveries	—	—	—	—	—	—	—	—
Provisions	849	2,799	1,666	3,084	514	44	45	9,001
Ending balance	$448	$2,980	$1,576	$3,220	$6,300	$130	$135	$14,789

Allowance for loan Losses, ending balance:
Individually evaluated for impairment	$—	$2,091	$—	$562	$198	$—	$—	$2,851
Collectively evaluated for impairment	448	889	1,576	2,658	6,102	130	135	11,938
Total	$448	$2,980	$1,576	$3,220	$6,300	$130	$135	$14,789

Loans, ending balance:
Individually evaluated for impairment	$785	$19,779	$18,181	$21,486	$46,371	$61		$106,663
Collectively evaluated for impairment	24,323	19,031	39,470	148,050	272,148	17,054		520,076
Total	$25,108	$38,810	$57,651	$169,536	$318,519	$17,115		$626,739

Note  6.   Bank Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of Company premises and equipment as of December 31, 2011 and 2010 is as follows:

	Estimated Useful lives	2011	2010
		(Amounts in thousands)

Land		$820	$820
Building and improvements	12 years	4,059	4,243
Furniture and equipment	9.6 years	1,508	1,417
Total premises and equipment		6,387	6,480
Less: accumulated depreciation and amortization		(2,265)	(2,201)
Premises and equipment, net		$4,122	$4,279

Depreciation and amortization expense was $366 thousand and $348 thousand in 2011 and 2010, respectively.

The Company has non-cancelable operating lease agreements related to its Northfield and Philadelphia branch offices. The term of the Northfield lease is for 10 years through May 2012 with two 5-year renewal options.  The term of the Philadelphia lease is for 10 years through June 2016.  The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch offices.  At December 31, 2011, the required future minimum rental payments under these leases and other equipment operating leases are as follows:

Years Ending December 31,	(Amounts in thousands)

2012	136
2013	136
2014	136
2015	136
2016	136
Thereafter	136
Total minimum lease payments	$816

Rent expense was approximately $125 thousand in 2011 and $129 thousand in 2010.

Note  7.   OREO

At December 31, 2011, the Company had $19.4 million of OREO, compared to $16.7 million of OREO at December 31, 2010, the largest being a condominium development located in Absecon, New Jersey at $12.7 million. Also included is a country club located in Woodbury, New Jersey at $2.5 million. During the year, the Company disposed of $3.5 million of OREO, recognizing a loss of $44 thousand. Also during the year, the Company wrote down OREO property by $513 thousand based on a drop in appraised values. There was no valuation allowance related to OREO as of December 31, 2011 and 2010. Operating expenses related to OREO, net of related income, for 2011 and 2010, were $642 thousand and $622 thousand, respectively.

An analysis of OREO activity is as follows:

	For the Year Ended December 31,
	2011	2010
	(Amounts in thousands)
Balance at beginning of period	$16,701	$—
Real estate acquired in settlement of loans	1,879	15,744
Sales of real estate	(3,414)	(766)
Gain/(loss) on sale of real estate	(44)	39
Write-down of real estate carrying values	(514)	(1,311)
Capitalized improvements to real estate	4,802	2,995
Balance at end of period	$19,410	$16,701

Note  8.   Deposits

Deposits at December 31, 2011 and 2010 consisted of the following:

	2011	2010
	(Amounts in thousands)

Demand deposits, noninterest-bearing	$31,146	$23,168
Demand deposits, interest-bearing	19,307	14,065
Money market deposits	92,576	94,622
Savings deposits	213,411	166,742
Time deposits of $100,000 or more	108,598	109,214
Other time deposits	146,867	126,742
Brokered time deposits	22,950	70,169
Total deposits	$634,855	$604,722

Scheduled maturities of certificates of deposit at December 31, 2011 are as follows:

Years Ending December 31,	(Amounts in thousands)

2012	$186,579
2013	75,439
2014	8,734
2015	3,224
2016	4,439
Thereafter	—
Total	$278,415

Deposits from related parties totaled approximately $6,705,000 and $6,849,000 at December 31, 2011 and 2010, respectively.

Note  9.   Borrowings

An analysis of borrowings as of December 31, 2011 and 2010 is as follows:

		2011		2010
	Maturity Date or Range	Amount	Weighted Average Rate	Amount	Weighted Average Rate

		(Amounts in thousands, except rates)
Borrowed funds:
Federal Home Loan Bank repurchase agreements	May 2013	$5,000	2.65%	$5,000	2.65%

Other repurchase agreements	July 2012	$5,000	4.91%	$5,000	4.91%

Secured Borrowings	March 31, 2011	—	—	$11,454	0.0%

Federal Home Loan Bank advances	Less than one year	$30,000	0.32%	$39,900	1.95%
	One to three years	19,900	1.18%
	Three to five years	707	5.19%
	Five to ten years			859	5.19%
	Total	$50,607		$40,759

Subordinated debentures, capital trusts	November 2035	$5,155	2.16%	$5,155	1.94%
	November 2035	5,155	2.16%	5,155	1.94%
	September 2037	3,093	2.05%	3,093	1.80%
	Total	$13,403		$13,403

At December 31, 2011, the Company had a $110.8 million line of credit from the FHLB of New York, of which $55.6 million, as detailed above, was outstanding. The Bank has established a line of credit with another financial institution totaling $3.0 million. This line was not utilized at December 31, 2011 or 2010.

Certain investment securities (Note 3), loans (Note 4), and FHLB of New York stock are pledged as collateral for borrowings.

Subordinated Debentures – Capital Trusts:  On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 2.16% at December 31, 2011. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On August 23, 2005, Parke Capital Trust II, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of fixed/variable rate capital trust pass-through securities to investors. Currently, the interest rate is variable at 2.16%. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% beginning November 23, 2010. Parke Capital Trust II purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On June 21, 2007, Parke Capital Trust III, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $3,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.50% and was 2.05% at December 31, 2011. Parke Capital Trust III purchased $3,093,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after December 15, 2012, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on September 15, 2037.   The proceeds were contributed to paid-in capital at the Bank.

Note  10.   Income Taxes

Income tax expense for 2011 and 2010 consisted of the following:

	2011	2010
	(Amounts in thousands)

Current tax expense:
Federal	$5,808	$4,984
State	1,517	1,637
	7,325	6,621
Deferred tax benefit	(1,801)	(1,726)
Income tax expense	$5,524	$4,895

The components of the net deferred tax asset at December 31, 2011 and 2010 are as follows:

	2011	2010
	(Amounts in thousands)

Deferred tax assets
Allowance for loan losses	$7,894	$6,011
Investment securities available for sale	-	328
Minimum pension liability	2,175	1,900
Stock compensation	30	30
Depreciation	211	176
Other	-	-
Deferred gain on sale of loans	-	529
Capitalized OREO expense	518	264
OTTI write down on securities	1,353	1,300
	12,181	10,538
Deferred tax liabilities:
Discount accretion	(27)	(71)
Deferred loan costs	(674)	(633)
Investment securities available for sale	(310)	-
BOLI	(576)	(515)
	(1,587)	(1,219)
Net deferred tax asset	$10,594	$9,319

A reconciliation of the Company’s effective income tax rate with the statutory federal rate for 2011 and 2010 is as follows:

	2011	2010
	(Amounts in thousands)

At Federal statutory rate	$4,805	$4,337
Adjustments resulting from:
State income taxes, net of Federal tax benefit	714	751
Other	5	(193)
	$5,524	$4,895

Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustments to the financial statements. With few exceptions, the

Company is no longer subject to income tax examinations by the U.S. federal or local tax authorities for years before 2008, and by the State of New Jersey for years before 2007.

Note  11.   Retirement Plans

Supplemental Executive Retirement Plan:  The Company has a Supplemental Executive Retirement Plan (“SERP”) covering certain members of management.  The net periodic SERP pension cost was approximately $353 thousand in 2011 and $412 thousand in 2010.  The unfunded benefit obligation, which was included in other accrued liabilities, was approximately $3,002,000 at December 31, 2011 and $2,649,000 at December 31, 2010.

The benefit obligation at December 31, 2011 and December 31, 2010 was calculated as follows:

	2011	2010
	(Amounts in thousands)
Benefit obligation, January 1	$2,649	$2,237
Service cost	232	280
Interest cost	120	130
(Gain) loss	1	2
Benefit obligation, December 31	$3,002	$2,649

The net periodic pension cost for 2011 and 2010 was calculated as follows:

	2011	2010
	(Amounts in thousands)
Service cost	$232	$280
Interest cost	120	130
(Gain) loss	1	2
Prior service cost recognized	—	—
	$353	$412

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.5% for both 2011 and 2010.  The expected rate of compensation increase was 4.0% for both 2011 and 2010.

The Company has a 401K Plan covering substantially all employees.  Under the Plan, the Company is required to contribute 3% of all qualifying employees’ eligible salary to the Plan. The Plan expense in 2011 was $98 thousand and $86 thousand in 2010.

Note  12.   Regulatory Matters

Capital Ratios:  The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Company and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2011 and 2010, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2011 and 2010, the Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action.  Prompt correction action provisions are not applicable to bank holding companies. There are no conditions or events since December 31, 2011 that management believes have changed the Bank's capital category.

To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following tables.

	Actual		For Capital Adequacy Purposes		To be Well- Capitalized Under Prompt Corrective Action Provisions
Parke Bancorp, Inc.	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011	(Amounts in thousands except ratios)

Total Risk Based Capital	$98,992	15.5%	$51,209	8%	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$90,851	14.2%	$25,604	4%	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$90,851	12.1%	$30,122	4%	N/A	N/A
(to Average Assets)

As of December 31, 2010

Total Risk Based Capital	$92,629	14.2%	$52,183	8%	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$84,393	12.9%	$26,092	4%	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$84,393	11.2%	$30,062	4%	N/A	N/A
(to Average Assets)

Parke Bank
As of December 31, 2011

Total Risk Based Capital	$98,817	15.4%	$51,208	8%	$64,010	10%
(to Risk Weighted Assets)

Tier 1 Capital	$90,676	14.2%	$25,604	4%	$38,406	6%
(to Risk Weighted Assets)

Tier 1 Capital	$90,676	12.0%	$30,122	4%	$37,652	5%
(to Average Assets)

As of December 31, 2010

Total Risk Based Capital	$92,556	14.2%	$52,181	8%	$65,226	10%
(to Risk Weighted Assets)

Tier 1 Capital	$84,321	12.9%	$26,091	4%	$39,136	6%
(to Risk Weighted Assets)

Tier 1 Capital	$84,321	11.2%	$30,062	4%	$37,577	5%
(to Average Assets)

Note  13.   Shareholders’ Equity

Common Stock Dividend:  In May 2011 and May 2010 the Company paid a 10% common stock dividend to shareholders (443,945 and 422,359 shares respectively). All share and per share information has been retroactively adjusted to give effect to this stock dividend for the periods presented.

Treasury Stock:  No transactions occurred in 2011 or 2010 for the repurchase of Company stock.

Stock Options:  In 1999, 2002 and 2003, the shareholders approved the Company’s Employee Stock Option Plans and in 2005 the shareholders approved the Company’s Directors and Employee Stock Option Plan (the “Plans”). The Plans are “non-qualified” stock option plans.  Reserved for issuance upon the exercise of options granted or to be granted by the Board of Directors is an aggregate of 148,181 shares of common stock as of December 31, 2011.  All options issued under the Plans were fully vested upon issuance.  All directors and certain officers and employees of the Company have been granted options under the Plans.  All stock option amounts and prices included in the following discussions have been adjusted for stock dividends.

There were no option awards, and hence no net compensation expenses for both 2011 and 2010.

Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant.  No options were awarded or exercised in 2011. All options issued have 10 year contractual terms and were fully vested as of December 31, 2011.

At December 31, 2011, there were 148,181 shares available for grant under the Plans.

The following table summarizes stock option activity for the year ended December 31, 2011.

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding at January 1, 2011	377,943	$10.01
Granted	—	$—
Exercised	—	$—
Expired/terminated	—	$—
Outstanding at December 31, 2011	377,943	$10.01	3.3	$30,637

Exercisable at December 31, 2011	377,943	$10.01	3.3	$30,637

Stock options outstanding and exercisable at December 31, 2011:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$4.12	22,940	0.3	$4.12
$5.77	50,263	1.4	$5.77
$8.17	10,013	2.3	$8.17
$9.80	40,666	3.2	$9.80
$11.43	238,755	4.0	$11.43
$12.41	15,306	4.8	$12.41
	377,943	3.3	$10.01

Preferred Stock: On October 3, 2008 Congress passed the Emergency Economic Stabilization Act of 2008 (EESA), which provides the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to the U.S. markets. One of the provisions resulting from EESA is the Treasury Capital Purchase Program (CPP) which provided for the direct equity investment of perpetual preferred stock by the U.S. Treasury in qualified financial institutions. This program was voluntary and requires an institution to comply with several restrictions and provisions, including limits on executive compensation, stock redemptions, and declaration of dividends. The CPP provided for a minimum investment of 1% of Risk-Weighted-Assets, with a maximum investment of the lesser of 3% of Risk-Weighted Assets or $25 billion.  The perpetual preferred stock has a dividend rate of 5% per year until the fifth anniversary of the Treasury investment and a dividend of 9%, thereafter. The CPP also requires the Treasury to receive warrants for common stock equal to 15% of the capital invested by the U.S. Treasury.

The Company received an investment in cumulative perpetual preferred stock of $16,288,000 on January 30, 2009.  These proceeds were allocated between the preferred stock and warrants based on relative fair value in accordance with FASB ASC Topic 470, Debt with Conversion and Other Options. The allocation of proceeds resulted in a discount on the preferred stock that will be accreted over five years. The Company issued 359,135 common stock warrants to the U.S. Treasury and $930 thousand of those proceeds were allocated to the warrants. The warrants are accounted for as equity securities. The warrants have a contractual life of 10 years and an exercise price of $6.79 per share of common stock.

The preferred stock may not be redeemed for three years except with the proceeds from an offering common stock or preferred stock qualifying as Tier 1 capital.  After three years, the preferred stock may be redeemed at any time in whole or in part by the Company.

The Company has recorded dividends in the approximate amount of $815 thousand and $813 thousand for the years ended December 31, 2011 and 2010. All dividend amounts billed by the U.S. Treasury through December 31, 2011 have been paid. The preferred stock qualifies for and is accounted for as equity securities and is included in the Company’s Tier I capital on the date of receipt.

Note  14.   Other Related Party Transactions

A member of the Board of Directors is a principal of a commercial insurance agency that provides all the insurance coverage for the Company.  The cost of the insurance was approximately $184 thousand in 2011 and $114 thousand in 2010.  An insurance agency owned by another Board Member provides employee benefits (medical insurance, life insurance, and disability insurance).  The cost of these employee benefits totaled $420 thousand in 2011 and $389 thousand in 2010. A director performed general contracting services for the reconstruction of the Kennedy branch and performed other real estate related services. The cost of these services amounted to $322 thousand for 2011.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company evaluates each customer’s credit-worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation.  Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties.  As of December 31, 2011 and 2010, commitments to extend credit amounted to approximately $61.3 million and $73.7 million, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  As of December 31, 2011 and 2010, standby letters of credit with customers were $6.9 million and $5.9 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs.  Commitments to fund fixed-rate loans were immaterial at December 31, 2011.  Variable-rate commitments are generally issued for less than one year and carry market rates of interest.  Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates.  Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

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

Investment Securities Available for Sale:

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Securities in Level 1 are exchange-traded equities. If quoted market prices are not available for the specific security, then fair values are provided by independent third-party valuations services. These valuations services estimate fair values using pricing models and other accepted valuation methodologies, such as quotes for similar securities and observable yield curves and spreads. As part of the Company’s overall valuation process, management evaluates these third-party methodologies to ensure that they are representative of exit prices in the Company’s principal markets. Securities in Level 2 include U.S. Government agencies, mortgage-backed securities, state and municipal securities and trust preferred securities. Securities in Level 3 include thinly traded collateralized mortgage obligations and collateralized debt obligations. Note 3, Investment Securities, details the valuation methodologies.

Fair Value on a Recurring Basis

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis.

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
Securities Available for Sale

As of December 31, 2011
U.S. Government sponsored entities	$—	$1,011	$—	$1,011
Corporate debt obligations	—	1,486	—	1,486
Residential mortgage-backed securities	—	14,461	—	14,461
Collateralized mortgage obligations		1,437	157	1,594
Collateralized debt obligations	—	—	3,965	3,965
Total	$—	$18,395	$4,122	$22,517

As of December 31, 2010
U.S. Government sponsored entities	$—	$2,925	$—	$2,925
Corporate debt obligations	—	2,094	—	2,094
Residential mortgage-backed securities	—	16,559	—	16,559
Collateralized mortgage obligations		1,592	560	2,152
Collateralized debt obligations	—	—	4,000	4,000
Total	$—	$23,170	$4,560	$27,730

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

The changes in Level 3 assets measured at fair value on a recurring basis are summarized as follows:

	Securities Available for Sale
	2011	2010
	(Amounts in thousands)
Beginning balance at January 1,	$4,560	$1,851
Total net gains (losses) included in:
Net loss	(129)	(124)
Other comprehensive income (loss)	(107)	3,384
Principal payments received	(202)	(551)
Net transfers into Level 3	—	—
Ending balance December 31,	$4,122	$4,560

Fair Value on a Non-recurring Basis

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
As of December 31, 2011
Impaired Loans	$—	$—	$27,706	$27,706
OREO	—	—	19,410	19,410

As of December 31, 2010
Impaired Loans	$—	$—	$26,122	$26,122
OREO	—	—	$16,701	$16,701

Impaired loans at fair value, which are measured in accordance with FASB ASC Topic 310 “Receivables”, for impairment represent loans with allocated specific reserves and loans partially charged off, reported net of the related specific reserves, had a carrying amount of $32.6 million and $29.0 million at December 31, 2011 and December 31, 2010 respectively, with a valuation allowance of $4.9 million and $2.9 million at December 31, 2011 and December 31, 2010, respectively. The valuation allowance for impaired loans is included in the allowance for loan losses in the balance sheets.

OREO consists of commercial real estate properties which are recorded at fair value based upon current appraised value less estimated disposition costs, which is adjusted based upon Management’s review and changes in market conditions (level 3 inputs).

Impaired loans that are collateral-dependent are fair valued based on the fair value of the collateral.  OREO is fair valued at the lower of cost or fair value based on property appraisals at the time the property is recorded in OREO and as appropriate thereafter.

Measurement of impairment for collateral-dependent loans and OREO is based on third party appraisals that utilize one or more valuation techniques (income, market and/or cost approaches). The valuation method used for impaired construction loans is “as is.” Any adjustments to calculated fair value are made based on recently completed and validated third party appraisals, third party appraisal services, automated valuation services, or our informed judgment. Evaluations are made to determine that the appraisal process meets the relevant concepts and requirements of ASC 820.

Automated valuation services may be used primarily for residential properties when values from any of the previous methods were not available within 90 days of the balance sheet date. These services use models based on market, economic, and demographic values. The use of these models has only occurred in a very few instances and the related property valuations have not been significant to consider disclosure under Level 3 rather than Level 2.

Impaired loans not collateral-dependent are fair valued based on the present value of future cash flows discounted at the expected coupon rates over the lives of the loans. Because the loans were not discounted at market interest rates, the valuations do not represent fair value under ASC 820 and have been excluded from the nonrecurring fair value balance in the preceding schedules. Impaired loans were reported as being fair valued under Level 3 in 2010; however, upon reconsideration, the fair value process for impaired loans that are collateral dependent is considered to be substantially the same as for OREO, and accordingly, has been included under Level 2.

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

Loans (other than impaired):  Fair values are estimated for portfolios of loans with similar financial characteristics.  Loans are segregated by type such as commercial, residential mortgage and other consumer.  Each loan category is further segmented into groups by fixed and adjustable rate interest terms and by performing and nonperforming categories. The fair value of performing loans is typically calculated by discounting scheduled cash flows through their estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in each group of loans.  The estimate of maturity is based on contractual maturities for loans within each group, or on the Company’s historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic conditions.

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

Off-Balance Sheet Instruments:   Since the majority of the Company’s off-balance sheet instruments consist of non fee producing, variable rate commitments, the Company has determined they do not have a distinguishable fair value.

The following table summarizes carrying amounts and fair values for financial instruments at December 31, 2011 and December 31, 2010:

	December 31, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Amounts in thousands)
Financial Assets:
Cash and cash equivalents	$110,228	$110,228	$57,628	$57,628
Investment securities (available for sale and held to maturity)	24,549	24,597	29,729	29,778
Restricted stock	3,565	3,565	3,040	3,040
Loans held for sale	225	225	11,454	11,454
Loans, net	605,794	622,801	611,950	618,721
Accrued interest receivable	3,039	3,039	3,273	3,273

Financial Liabilities:
Demand and savings deposits	$356,440	$356,440	$298,597	$298,597
Time deposits	278,415	280,147	306,125	307,776
Borrowings	74,010	79,997	75,616	79,029
Accrued interest payable	618	618	828	828

 Note  17.  Parent Company Only Financial Statements

Condensed financial information of the parent company only is presented in the following two tables:

Balance Sheets	December 31,
	2011	2010
	(Amounts in thousands)
Assets:
Cash	$257	$144
Investments in subsidiaries	90,277	84,118
Other assets	229	5
Total assets	$90,763	$84,267

Liabilities and Equity:
Subordinated debentures	$13,403	$13,403
Other liabilities	136	164
Equity	77,224	70,700
Total liabilities and equity	$90,763	$84,267

Statements of Income	Years ended December 31,
	2011	2010
	(Amounts in thousands)
Income:
Dividends from bank subsidiary	$1,600	$1,600

Expense:
Interest on subordinated debentures	256	472
Other expenses	295	285
	551	757
Income before income taxes	1,049	843
Provision for income taxes	—	—
Equity in undistributed income of subsidiaries	6,223	6,497
Net income	7,272	7,340
Preferred stock dividend and discount accretion	1,000	988
Net income available to common shareholders	$6,272	$6,352

Statements of Cash Flows
	Years ended December 31,
	2011	2010
	(Amounts in thousands)
Cash Flows from Operating Activities
Net income	$7,272	$7,340
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(6,223)	(6,539)
Changes in operating assets and liabilities:
Decrease (increase) in other assets	(224)	—
Increase in accrued interest payable and other accrued liabilities	(28)	13
Net cash provided by operating activities	797	814
Cash Flows from Investing Activities
Payments for investments in and advances to subsidiaries	—	—
Net cash used in investing activities	—	—
Cash Flows from Financing Activities
Proceeds from issuance of preferred stock	—	—
Payment of dividend on preferred stock	(815)	(813)
	—	(6)
Proceeds from exercise of stock options and warrants	—	32
Purchase of treasury stock
Net cash provided by financing activities	(815)	(787)
Increase/(decrease) in cash and cash equivalents	(17)	27
Cash and Cash Equivalents, January 1,	144	117
Cash and Cash Equivalents, December 31,	$257	$144

Note  18.  Subsequent Events

Management has evaluated subsequent events through the date of issuance of the financial statements and does not believe any such events warrant recording or disclosure in these financial statements.

CORPORATE INFORMATION

PARKE BANCORP, INC.
601 Delsea Drive
Washington Township, NJ 08080
(856) 256-2500
www.parkebank.com

Board of Directors (Parke Bank and Parke Bancorp, Inc.)

Celestino R. (“Chuck”) Pennoni		Thomas Hedenberg
Chairman of the Board of Directors		Vice Chairman of the Board of Directors
Chairman & CEO - Pennoni Associates		Real Estate Developer

Vito S. Pantilione President, Chief Executive and Director

Fred G. Choate Director	Daniel J. Dalton Director	Arret F. Dobson Director
President of Greater Philadelphia Venture Capital Corporation	Vice President with Brown & Brown	Real Estate Developer

Edward Infantolino Director	Anthony J. Jannetti Director	Jeffrey H. Kripitz Director
President of Ocean Internal Medicine Associates, P.A.	President of Anthony J. Jannetti, Inc.	Owner of Jeff Kripitz Agency

Richard Phalines Director	Jack C. Sheppard, Jr. Director	Ray H. Tresch Director
Co-owner of Concord Truss Company	Executive Vice President with Bollinger Insurance	Owner of Redy Mixt Konkrete

_______________________

Parke Bancorp, Inc. Officers

Vito S. Pantilione President and Chief Executive Officer	John F. Hawkins Senior Vice President and Chief Financial Officer	Dolores M. Calvello Vice President and Corporate Secretary
________________________

Transfer Agent & Registrar Registrar and Transfer Company 10 Commerce Dr. Cranford, NJ 07016	Independent Auditors McGladrey & Pullen, LLP 751 Arbor Way, Suite 200 Blue Bell, PA 19422	Special Counsel Spidi & Fisch, PC 1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037

PARKE BANK

Officers

Vito S. Pantilione	Elizabeth A. Milavsky
President & Chief Executive Officer	Executive Vice President & Chief Operating Officer

John F. Hawkins	Robert Gehring
Senior Vice President & Chief Financial Officer	Senior Vice President & Chief Credit Officer

David O. Middlebrook	Paul E. Palmieri
Senior Vice President & Senior Loan Officer	Senior Vice President, Philadelphia Region

Daniel Sulpizio	Allen M. Bachman
Senior Vice President	Vice President

Dolores M. Calvello	Ralph Gallo
Vice President	Vice President & Chief Workout Officer

Anthony “Nino” Lombardo	Mark A. Prater
Vice President & Controller	Vice President & BSA Officer

Marlon R. Soriano	James S. Talarico
Vice President	Vice President

Evette M. Badecki	Giovanni Calabro
Assistant Vice President	Assistant Vice President

Kathleen A. Conover	Gil Eubank
Assistant Vice President	Assistant Vice President

Lisa Perkins	Mary Ann Seal
Assistant Vice President	Assistant Vice President

Branches

Northfield Office	Main Office	Kennedy Office
501 Tilton Road	601 Delsea Drive	567 Egg Harbor Road
Northfield, NJ 08225	Washington Township, NJ 08080	Washington Township, NJ 08080
(609) 646-6677	(856) 256-2500	(856) 582-6900

Philadelphia Office	Galloway Township Office
1610 Spruce Street	67 East Jimmie Leeds Road
Philadelphia, PA 19103	Galloway Township, NJ 08205
(215) 772-1113	(609) 748-9700

Parke Bank	44 Business Capital LLC	Parke Capital Trust I
601 Delsea Drive	1787 Sentry Parkway West	Parke Capital Trust II
Washington Township, NJ 08080	Building 16, Suite 210	Parke Capital Trust III
(856) 256-2500	Blue Bell, PA 19422	601 Delsea Drive
www.parkebank.com	(215) 985-4400	Washington Township, NJ 08080
	www.44businesscapital.com	(856) 256-2500