Form 10-K, Exhibit 13
period 2012-12-31
PARKE BANCORP, INC.
filed 2013-03-22
CIK 1315399

PARKE BANCORP, INC.

2012 ANNUAL REPORT TO SHAREHOLDERS

PARKE BANCORP, INC.
2012 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

Page
Section One

Letter to Shareholders	1

Selected Financial Data	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

Market Prices and Dividends	21

Management’s Report on Internal Control Over Financial Reporting	23

Section Two

Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements	2

Notes to Consolidated Financial Statements	7

Corporate Information	55

To Our Shareholders:

2012 has been another very challenging year for the business community and the banking industry both nationally and regionally. However, Parke Bancorp, Inc. has again generated near record earnings, with $6.3 million, or $1.17 per diluted share, in net income, an increase of 0.5% over 2011. We are again proud of this accomplishment as this is our 12th consecutive year of strong earnings, especially when considering the continued weak real estate market, which is responsible for many non-performing loans in the banking industry and at Parke Bank. Non-performing loans have a negative impact on the Bank’s earnings, through charge offs, increased expenses, legal and carrying costs, combined with the loss of interest income from that asset. Borrowers continue to have use of their property while the bank has to protect its collateral by paying real estate taxes, insurance and maintenance. We are making positive progress in disposing of our non-performing loans by taking an aggressive approach to troubled asset disposition. Although in some cases this has been seriously delayed by the length of time it takes to work through the foreclosure process in New Jersey.  By taking an aggressive approach to troubled asset disposition, our losses have been minimized, and in some instances, recoveries have been made.

Growth has been very difficult in 2012, with our total assets decreasing 2.6% to $770.5 million as of December 31, 2012. Competition has been fierce, with the big banks starting to aggressively compete in the small loan marketplace, combined with many small businesses deleveraging their balance sheets and avoiding increased debt. The extremely low interest rate environment has increased pressure to modify existing loans to a lower interest rate, which also adds pressure to our net interest margin. However, management and our lending staff have remained diligent, maintaining a net interest margin in excess of 4%, keeping Parke Bank as one of the leaders in our peer group in this category. Persistent low interest rates will increase the pressure on the banking industry’s net interest margin, which will negatively impact Bank earnings. There is no relief for increased interest rates on the near term horizon, which makes it much more important to maintain very tight controls of expenses and to generate earnings through alternative avenues.

Although our Bank’s cost efficiency rate has increased to 43%, we are still one of the leaders in our peer group in controlling our Bank’s expenses. The primary reason for the higher ratio is the dramatic increase in regulatory requirements. New regulations in the Dodd-Frank Act brought increases to a community bank’s operating costs which makes it more difficult to provide our customers with prompt quality service. Banking requirements like stress testing and Enterprise Risk Management (ERM) are the new buzz terms in community banking. Although initially reported as requirements for only the biggest banks, it is now an important requirement for community banks, which costs tens of thousands of dollars. We have implemented stress testing of our loan portfolio and implemented an ERM program. Parke Bank has always maintained tight controls over expenses and in this rising cost environment, it is even more important in supporting our strong earnings.

There continues to be signs that the economy, and specifically the real estate market, has bottomed out and that specific markets have seen an improvement in real estate sales and values. A specific example is a construction project of 28 townhomes that we were fortunate enough to finance for one of our quality borrowers that in only three months is sold out. We are hopeful that this trend continues and becomes more wide spread. The residential rental market has remained strong, especially in the Philadelphia area. Several previously planned condominium projects have been converted to rental projects and have enjoyed a level of success. These are all positive signs that the economy and the real estate market have a heartbeat and may be coming back to life. Although modest when compared to our past growth rates, our Bank’s loan portfolio grew close to 1% in 2012 to $630 million, a strong accomplishment in a difficult lending environment.

Our SBA Company, 44 Business Capital, continues to be the top SBA lender in the Delaware Valley area for the second year in a row. Thanks to an extremely talented and committed staff, this company continues to be a leader in SBA lending. We carefully expanded into the Florida market two years ago and we are now in the top 25 SBA lenders in that market. We continue to carefully analyze potential new markets for expansion. As always, any expansion is balanced with careful credit policies, underwriting, quality staff and servicing of our loan portfolio.

We will continue to focus on maintaining our Bank’s financial strength in 2013. This will be accomplished on multiple fronts; continued strong earnings that will strengthen our capital position, which is already twice the amount required for Tier 1 capital of a well capitalized bank, careful control of our Bank’s expenses and a clear focus on reducing our non-performing and classified loans, while complying with all regulatory requirements. Our Board of Directors, management and staff is committed to continuing to work very hard to support a strong return for our investors, which was close to 10% in 2012. We appreciate our shareholders’ commitment and loyalty; it is something that we don’t take for granted.

C.R. “Chuck” Pennoni	Vito S. Pantilione
Chairman	President and Chief Executive Officer

Selected Financial Data
	At or for the Year Ended December, 31
	2012	2011	2010	2009	2008
Balance Sheet Data: (in thousands)
Assets	$770,477	$790,738	$756,853	$654,198	$601,952
Loans, Net	$610,776	$605,794	$611,950	$590,997	$539,883
Securities Available for Sale	$19,340	$22,517	$27,730	$29,420	$31,930
Securities Held to Maturity	$2,066	$2,032	$1,999	$2,509	$2,482
Cash and Cash Equivalents	$76,866	$110,228	$57,628	$4,154	$7,270
OREO	$26,057	$19,410	$16,701	$—	$859
Deposits	$637,207	$634,855	$604,722	$520,313	$495,327
Borrowings	$43,851	$74,010	$75,616	$67,831	$61,943
Equity	$83,543	$77,273	$70,732	$61,973	$40,301

Operational Data: (in thousands)
Interest Income	$37,746	$41,309	$41,684	$40,395	$36,909
Interest Expense	7,424	9,231	11,350	15,734	19,291
Net Interest Income	30,322	32,078	30,334	24,661	17,618
Provision for Loan Losses	7,300	10,450	9,001	5,300	2,063
Net Interest Income after Provision for Loan Losses	23,022	21,628	21,333	19,361	15,555
Noninterest Income (Loss)	4,368	4,725	2,709	(540)	(1,251)
Noninterest Expense	15,079	12,625	11,650	8,757	7,209
Income Before Income Tax Expense	12,311	13,728	12,392	10,064	7,095
Income Tax Expense	4,242	5,524	4,895	3,964	2,848
Net Income Attributable to Company and Noncontrolling Interest	8,069	8,204	7,497	6,100	4,247
Net Income Attributable to Noncontrolling Interest	(756)	(932)	(157)	—	—
Preferred Stock Dividend and Discount Accretion	1,012	1,000	988	899	—
Net Income Available to Common Shareholders	$6,301	$6,272	$6,352	$5,201	$4,247

Per Share Data: 1
Basic Earnings per Common Share	$1.17	$1.17	$1.19	$0.97	$0.85
Diluted Earnings per Common Share	$1.17	$1.15	$1.15	$0.97	$0.79
Book Value per Common Share	$12.49	$11.35	$10.13	$8.58	$7.62

Performance Ratios:
Return on Average Assets	0.94%	0.97%	1.05%	0.94%	0.79%
Return on Average Common Equity	9.70%	10.51%	12.19%	11.82%	11.03%
Net Interest Margin	4.12%	4.46%	4.44%	3.97%	3.36%
Efficiency Ratio	43.12%	34.18%	33.26%	33.88%	36.80%

Capital Ratios:
Equity to Assets	10.84%	9.77%	9.35%	9.47%	6.70%
Dividend Payout Ratio	0.00%	0.00%	0.00%	0.00%	0.00%
Tier 1 Risk-based Capital2	14.99%	14.17%	12.93%	13.02%	9.89%
Total Risk-based Capital2	16.26%	15.44%	14.19%	14.27%	11.14%

Asset Quality Ratios:
Nonperforming Loans/Total Loans	7.55%	7.11%	4.38%	4.22%	1.50%
Allowance for Loan Losses/Total Loans	3.01%	3.09%	2.36%	2.06%	1.42%
Allowance for Loan Losses/Non-performing Loans	39.82%	43.46%	53.89%	48.74%	94.61%

1 Per share computations give retroactive effect to stock dividends declared in each of 2008-2012
2 Capital ratios for Parke Bank

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

Overview

The Company's results of operations are dependent primarily on the Bank's net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense paid on its interest-bearing liabilities, such as deposits and borrowings. The Bank also generates noninterest income such as service charges, Bank Owned Life Insurance (“BOLI”) income, gains on sales of loans guaranteed by the Small Business Administration (“SBA”) and other fees. The Company's noninterest expenses primarily consist of employee compensation and benefits, occupancy expenses, marketing expenses, professional services, FDIC insurance assessments, data processing costs and other operating expenses. The Company is also subject to losses from its loan portfolio if borrowers fail to meet their obligations. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

Results of Operation.

The Company recorded net income available to common shareholders of $6.3 million, or $1.17 per diluted share, and $6.3 million, or $1.15 per diluted share, for 2012 and 2011, respectively. Pre-tax earnings amounted to $12.3 million for 2012 and $13.7 million for 2011.

Total assets of $770.5 million at December 31, 2012 represented a decrease of $20.3 million, or 2.6%, from December 31, 2011. Total loans amounted to $629.7 million at year end 2012 for an increase of $4.6 million, or 0.7% from December 31, 2011. Deposits grew by $2.4 million, an increase of 0.4%. Total capital at December 31, 2012 amounted to $83.5 million and increased $6.3 million, or 8.1%, during the past year.

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

	For the Years Ended December 31,
	2012			2011
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(Amounts in thousands except Yield/Cost data)
Assets
Loans	$612,342	$36,474	5.96%	$630,570	$39,851	6.32%
Investment securities	25,870	1,026	3.97%	30,403	1,329	4.37%
Federal funds sold and cash equivalents	98,189	246	0.25%	57,901	129	0.22%
Total interest-earning assets	736,401	$37,746	5.13%	718,874	$41,309	5.75%
Noninterest earning assets	58,199			50,092
Allowance for loan losses	(18,579)			(16,337)
Total assets	$776,021			$752,629

Liabilities and Equity
Interest bearing deposits
NOWs	$19,905	$135	0.68%	$15,972	$152	0.95%
Money markets	92,068	734	0.80%	90,860	959	1.06%
Savings	223,560	1,970	0.88%	197,069	2,399	1.22%
Time deposits	256,326	3,378	1.32%	234,068	3,565	1.52%
Brokered certificates of deposit	23,458	266	1.13%	44,101	803	1.82%
Total interest-bearing deposits	615,317	6,483	1.05%	582,070	7,878	1.35%
Borrowings	46,165	941	2.04%	64,519	1,353	2.10%
Total interest-bearing liabilities	661,482	$7,424	1.13%	646,589	$9,231	1.43%
Noninterest bearing deposits	29,157			23,357
Other liabilities	4,491			7,247
Total liabilities	695,130			677,193
Equity	80,891			75,436
Total liabilities and equity	$776,021			$752,629
Net interest income		$30,322			$32,078
Interest rate spread			4.00%			4.32%
Net interest margin			4.12%			4.46%

Rate/Volume Analysis. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by the previous rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years ended December 31,
	2012 vs. 2011			2011 vs. 2010
	Variance due to change in			Variance due to change in
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
	(In thousands)
Interest Income:
Loans (net of deferred costs/fees)	$(1,130)	$(2,247)	$(3,377)	$490	$(573)	$(83)
Investment securities	(190)	(113)	(303)	(236)	(137)	(373)
Federal funds sold	95	22	117	73	8	81
Total interest income	(1,225)	(2,338)	(3,563)	327	(702)	(375)

Interest Expense:
Deposits	596	(1,991)	(1,395)	611	(2,333)	(1,722)
Borrowed funds	(378)	(34)	(412)	(35)	(362)	(397)
Total interest expense	218	(2,025)	(1,807)	576	(2,695)	(2,119)

Net interest income	$(1,443)	$(313)	$(1,756)	$(249)	$1,993	$1,744

Quarterly Financial Data (unaudited).

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprised only of normal recurring accruals) necessary for fair presentation.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Amounts in thousands, except per share amounts)
2012

Interest income	$9,132	$9,084	$9,676	$9,854
Interest expense	1,703	1,786	1,920	2,015
Net interest income	7,429	7,298	7,756	7,839
Provision for loan losses	1,500	1,500	2,050	2,250
Income before income tax expense	3,618	3,280	2,247	3,166
Income tax expense1	1,348	1,365	257	1,272
Net income	2,270	1,915	1,990	1,894
Net income available to common shareholders	1,702	1,468	1,596	1,535

Net income per common share:
Basic	$0.31	$0.25	$0.30	$0.31
Diluted	$0.31	$0.25	$0.30	$0.31

2011

Interest income	$10,399	$10,272	$10,404	$10,234
Interest expense	2,200	2,312	2,312	2,407
Net interest income	8,199	7,960	8,092	7,827
Provision for loan losses	3,600	2,350	2,100	2,400
Income before income tax expense	2,269	2,883	3,877	4,699
Income tax expense	919	1,161	1,564	1,880
Net income	1,350	1,722	2,313	2,819
Net income available to common shareholders	1,016	1,319	1,894	2,043

Net income per common share:
Basic	$0.17	$0.23	$0.35	$0.42
Diluted	$0.17	$0.23	$0.35	$0.40

1 Lower income tax expense in the quarter ended June 30, 2012 was due to the adoption of an alternative tax methodology for bank owned life insurance (“BOLI”) income whereby it is treated on a tax free basis.

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

Operating Results for the Years Ended December 31, 2012 and 2011

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

Net interest income decreased $1.8 million, or 5.5%, to $30.3 million for 2012, from $32.1 million for 2011. We experienced a decrease in our interest rate spread of 32 basis points, to 4.00% for 2012, from 4.32% for 2011. Our net interest margin decreased 34 basis points, to 4.12% for 2012, from 4.46% for 2011. The decline is attributable to the combined effects of a lower yield on loans as well as a decrease in the average balance of loans, partially offset by a lower cost of deposits.

Interest income decreased $3.6 million, or 8.6%, to $37.7 million for 2012, from $41.3 million for 2011. The decrease is attributable to lower loan volumes and a lower yield on loans. Loan yields have been negatively impacted by the level of non-performing loans and the general interest rate environment.  Average loans for the year were $612.3 million compared to $630.6 million for 2011, while average loan yields were 5.96% for 2012 compared to 6.32% for 2011. Also, a decrease in the average volume of investments in 2012 contributed to this decrease.

Interest expense decreased $1.8 million, or 19.6%, to $7.4 million for 2012, from $9.2 million for 2011. The decrease is primarily attributable to a decline in the cost of funds. The average rate paid on deposits for 2012 was 1.05% compared to 1.35% for 2011. The Bank has been able to reprice deposits due to the current, historically low, rate environment while still maintaining deposit growth.

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

At December 31, 2012, the Company’s allowance for loans losses was $18.9 million, as compared to $19.3 million at December 31, 2011, a decrease of $387,000 or 2.0%. The allowance for loan loss as a percentage of gross loans decreased to 3.01% of gross loans at December 31, 2012, from 3.09% of gross loans at December 31, 2011. The allowance for loan losses to nonperforming loans coverage ratio decreased to 39.8% at December 31, 2012, from 43.5% at December 31, 2011. The decline in the allowance is attributable to the charge-off of specific reserves that had been established at December 31, 2011. We recorded a provision for loan losses of $7.3 million for 2012 compared to $10.5 million for 2011. Refer to Asset Quality on Page 14 for further discussion on the allowance.

Noninterest Income. Noninterest income is principally derived from gains on the sale of SBA loans, service fees on deposit accounts, fee income from loan services and BOLI income. Noninterest income totaled $4.4 million in 2012 versus $4.7 million in 2011.

The Company recognized $3.6 million in gains from the sale of the guaranteed portion of SBA loans in 2012, compared to a gain of $4.4 million in 2011. Warranty language was removed from the sales agreement during the first quarter of 2011 and the Company was no longer required to defer the recognition of the gain for 90 days. The gain recorded in 2011 represents loans sold during 2011 and previously deferred gains of $912 thousand from the quarter ended December 31, 2010.

Service charges on deposit accounts were $220 thousand in 2012, as compared to $221 thousand in 2011.

Loan fees were $394 thousand in 2012, an increase from $220 thousand in 2011. Loan fees consist primarily of “exit fees” that are charged on construction loans if the builder sells the property prior to the completion of the construction project and prepayment fees. These loan fees are variable in nature and are dependent upon the borrowers’ course of action.

OREO losses were $999 thousand in 2012, compared to $557 thousand in 2011. The increase in the loss was primarily attributable to a write-down in the carrying values of OREO due to a decline in the appraised values of the properties.

Other noninterest income, which includes ATM fees, debit card fees, early CD withdrawal penalties, rental income and other miscellaneous income, amounted to $969 thousand in 2012 and $352 thousand in 2011. The majority of the increase is due the recovery of legal fees that had been expensed in prior years.

Noninterest Expense. Noninterest expense for 2012 was $15.1 million, an increase of $2.5 million, or 19.4%, above 2011’s level of $12.6 million.

Compensation and benefits expense for 2012 was $5.9 million, an increase of $228 thousand over 2011. The increase is attributable to routine salary increases, higher benefits expense and increased staff.

Professional services in 2012 amounted to $1.7 million, an increase of $511 thousand from 2011. The continued high level of expense is primarily the result of the legal costs related to loan and compliance matters.

Occupancy and equipment expense was $1.0 million for 2012, an increase of $37 thousand over 2011.

FDIC insurance expense was $1.1 million for 2012, an increase of $109 thousand over 2011, with the increase due to deposit growth.

OREO expenses increased to $1.5 million in 2012, from $642 thousand in 2011. The increase is related to the carrying costs of OREO including property taxes, insurance and maintenance associated with a greater number of real estate properties than in the prior year.

Other operating expense increased to $3.4 million in 2012, from $2.7 million in 2011. The majority of the increase is expenses related to nonperforming loans, including force-placed insurance and payment of real estate taxes to protect the Bank’s lien position.

Income Taxes. Income tax expense amounted to $4.2 million for 2012, compared to $5.5 million for 2011, resulting in effective tax rates of 34.5% and 40.2% for the respective years. The decrease in income tax expense is due to lower earnings and the change to an alternative tax methodology for BOLI income whereby it is treated on a tax free basis.

Financial Condition at December 31, 2012 and December 31, 2011

At December 31, 2012, the Company’s total assets decreased to $770.5 million from $790.7 million at December 31, 2011, a decrease of $20.2 million or 2.6%.

Cash and cash equivalents decreased $33.3 million to $76.9 million at December 31, 2012, from $110.2 million at December 31, 2011. The decrease is due to the payoff of maturing borrowings.

Total investment securities decreased to $21.4 million at December 31, 2012 ($19.3 million classified as available for sale or 90.3%) from $24.5 million at December 31, 2011, a decrease of $3.1 million or 12.8%. The Company received $6.9 million in cash flow from maturities and principal payments, partially offset by purchases of $4.1 million.

Management evaluates the investment portfolio for other than temporary impairment (“OTTI”) on a quarterly basis. Factors considered in the analysis include, but are not limited to, whether an adverse change in cash flows has occurred, the length of time and the extent to which the fair value has been less than cost, whether the Company intends to sell, or will more likely than not be required to sell the investment before recovery of its amortized cost basis, which may be maturity, credit rating downgrades, the percentage of performing collateral that would need to default or defer to cause a break in yield or a temporary interest shortfall, and management’s assessment of the financial condition of the underlying issuers. For the year ended December 31, 2012, the Company did not recognize additional credit-related OTTI charges.

Total gross loans increased to $629.7 million at December 31, 2012, from $625.1 million at December 31, 2011, an increase of $4.6 million or 0.7%. Loan growth continues to be impacted by a difficult credit market.

OREO at December 31, 2012 was $26.1 million, compared to $19.4 million at December 31, 2011, an increase of $6.7 million. The real estate owned consisted of 33 properties, the largest being a condominium development at $12.8 million. This property was sold in 2010 but does not qualify for a sales treatment under accounting principles generally accepted in the United States (“GAAP”) because of continuing involvement by the Company in the form of financing.

BOLI increased to $10.7 million at December 31, 2012, from $5.5 million at December 31, 2011, an increase of $5.2 million or 93.9%. The Company increased its position by $5.0 million in the fourth quarter in order to offset the rising cost of employee benefits.

Other assets increased to $15.2 million at December 31, 2012, from $14.3 million at December 31, 2011, an increase of $930 thousand or 6.5%.

At December 31, 2012, the Bank’s total deposits increased to $637.2 million from $634.9 million at December 31, 2011, an increase of $2.3 million or 0.4%.  Noninterest bearing deposits decreased $804 thousand, or 2.6%, to $30.3 million at December 31, 2012, from $31.1 million at December 31, 2011.  NOW and money market accounts decreased $5.7 million, or 5.1%, to $106.2 million at December 31, 2012, from $111.9 million at December 31, 2011.  Savings accounts increased $17.2 million, or 8.1%, to $230.6 million at December 31, 2012, from $213.4 million at December 31, 2011.  Retail certificates of deposit decreased $7.2 million, or 2.8%, to $248.3 million at December 31, 2012, from $255.5 million at December 31, 2011. Brokered deposits decreased $1.2 million, or 5.2%, to $21.7 million at December

31, 2012, from $22.9 million at December 31, 2011. During 2012 the Company reduced its municipal deposit portfolio by $8.7 million due to the higher interest rates and collateralization requirements associated with these deposits.

Borrowings decreased $30.1 million, or 40.7%, to $43.9 million at December 31, 2012, from $74.0 million at December 31, 2011. Maturing Federal Home Loan Bank (“FHLBNY”) advances were allowed to runoff due to the Company’s cash position.

At December 31, 2012, total equity increased to $83.5 million from $77.3 million at December 31, 2011, an increase of $6.2 million, or 8.1%.

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

For significant problem loans, management's review consists of an evaluation of the financial strengths of the borrower and the guarantor, the related collateral, and the effects of economic conditions. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans include loans identified as troubled debt restructurings (TDRs). Impairment is measured on a loan by loan basis for commercial loans in order to establish specific reserves by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. General reserves against the remaining loan portfolio are based on an analysis of historical loan loss ratios, loan charge-offs, delinquency trends, previous collection experience, and the risk rating on each individual loan along with an assessment of the effects of external economic conditions.

The Company maintains interest reserves for the purpose of making periodic and timely interest payments for borrowers that qualify. Management on a monthly basis reviews loans with interest reserves to assess current and projected performance. Total loans with interest reserves were $864 thousand and $14.6 million at December 31, 2012 and December 31, 2011, respectively.

Delinquent loans increased $5.0 million to $56.0 million, or 8.9% of total loans, at December 31, 2012, from $50.9 million, or 8.2% of total loans, at December 31, 2011. Delinquent loan balances by number of days delinquent at December 31, 2012 were: 31 to 89 days --- $8.4 million and 90 days and greater --- $47.5 million. Loans 90 days and more past due are no longer accruing interest.

At December 31, 2012, the Company had $47.5 million in nonperforming loans, or 7.6% of total loans, an increase from $44.5 million, or 7.1% of total loans, at December 31, 2011. The three largest relationships in nonperforming loans are a $7.9 million retail center construction loan, a $7.5 residential and commercial development loan, and a $6.6 million retail center construction loan.

At December 31, 2012, the Company had $73.6 million in nonperforming assets, which includes $47.5 million of nonperforming loans and $26.1 million of OREO, or 9.6% of total assets, an increase from $63.9 million, or 8.1% of total assets at December 31, 2011.

At December 31, 2012, the Company had $87.6 million in loans deemed impaired, a decrease from $97.2 million at December 31, 2011. Included in impaired loans are TDRs that were in compliance with their modified terms, totaling $40.0 million and $41.1 million at December 31, 2012 and December 31, 2011, respectively.

In response to the increase in impaired loans, the Company has developed and implemented several asset quality monitoring and management initiatives including the hiring of a Chief Credit Officer, creation of a Credit Risk Management Department and the establishment of a Credit Strategies Committee. Credit risk management activities include:

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

The Company has also initiated certain actions to ensure that our origination of new loans and the identification and management of problem loans is sound. These actions include:

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

The provision for loan losses is a charge to earnings in the current year to maintain the allowance at a level management has determined to be adequate based upon the factors noted above. The provision for loan losses amounted to $7.3 million for 2012, compared to $10.5 million for 2011. Net loan charge-offs/recoveries were $7.7 million in 2012 and $5.9 million in 2011.

At December 31, 2012, the Company’s allowance for loan losses decreased to $18.9 million, from $19.3 million at December 31, 2011, a decrease of $387 thousand or 2.0%. The allowance for loan loss ratio decreased to 3.01% of gross loans at December 31, 2012, from 3.09% of gross loans at December 31, 2011. The allowance for loan losses to nonperforming loans coverage ratio decreased to 39.8% at December 31, 2012, from 43.5% at December 31, 2011. The decline in the allowance is primarily attributable to the charge-off of specific reserves that had been established at December 31, 2011.

We believe we have appropriately established adequate loss reserves on problem loans that we have identified and to cover credit risks that are inherent in the portfolio as of December 31, 2012. However, we believe that nonperforming and delinquent loans will continue to increase as the current recession persists. We are aggressively managing all loan relationships. Credit monitoring and tracking systems have been instituted. Updated appraisals are being obtained, where appropriate, to ensure that collateral values are sufficient to cover outstanding loan balances. Cash flow dependent commercial real estate properties are being visited to inspect current tenant lease status. Where necessary, we will apply our loan work-out experience to protect our collateral position and actively negotiate with borrowers to resolve these nonperforming loans.

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

Rate Sensitivity Analysis. The interest rate sensitivity position as of December 31, 2012, is presented in the table below. Assets and liabilities are scheduled based on maturity or repricing data except for mortgage loans and mortgage-backed securities, which are based on prevailing prepayment assumptions and expected maturities and deposits which are based on recent retention experience of core deposits. The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2012, our interest sensitive liabilities exceeded interest sensitive assets within a one year period by $20.2 million, or 58.2%, of total assets.

	As of December 31, 2012
	3 Months or Less	Over 3 Months Through 12 Months	Over 1 Year Through 3 Years	Over 3 Years Through 5 Years	Over 5 Years Through 10 Years	Total
(Amounts in thousands)
Interest-earning assets:
Loans	$72,712	$113,841	$167,577	$96,234	$133,859	$584,223
Investment securities	2,400	3,492	5,932	1,903	8,677	22,404
Federal funds sold and cash equivalents	74,265	—	—	—	—	74,265
Total interest-earning assets	$149,377	$117,333	$173,509	$98,137	$142,536	$680,892

Interest-bearing liabilities:
Regular savings deposits	$10,785	$32,355	$86,280	$80,243	$20,958	$230,621
NOW and money market deposits	6,132	18,394	48,349	29,143	4,177	106,195
Retail time deposits	50,172	128,982	48,826	20,317	—	248,297
Brokered time deposits	4,934	11,810	5,008	—	—	21,752
Borrowed funds	13,403	10,000	20,448	—	—	43,851
Total interest-bearing liabilities	$85,426	$201,541	$208,911	$129,703	$25,135	$650,716

Interest rate sensitive gap	$63,951	$(84,208)	$(35,402)	$(31,566)	$117,401	$30,176

Cumulative interest rate gap	$63,951	$(20,257)	$(55,659)	$(87,225)	$30,176	—

Ratio of rate-sensitive assets to rate-sensitive liabilities	174.86%	58.22%	83.05%	75.66%	567.08%	104.64%

Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity addresses the Company's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund current and planned expenditures. Liquidity is derived from increased repayment and income from earning assets. Our loan to deposit ratio was 98.8% and 98.5% at December 31, 2012 and December 31, 2011, respectively. Funds received from new and existing depositors provided a large source of liquidity during 2012 and 2011. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support loan growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit.

Brokered deposits are a more volatile source of funding than core deposits and do not increase the deposit franchise of the Bank. In a rising rate environment, the Bank may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with the Bank, they may need to be replaced with borrowings which could increase the Bank’s cost of funds and negatively impact its interest rate spread, financial condition and results of operation. To mitigate the potential negative impact associated with brokered deposits, the Bank joined Promontory Inter Financial Network to secure an additional alternative funding source. Promontory provides the Bank an additional source of external funds through their weekly CDARS® settlement process. The rates are comparable to brokered deposits and can be obtained within a shorter period time than brokered deposits. The Bank’s CDARS deposits included within the brokered deposit total amounted to $21.8 million and $22.9 million at December 31, 2012 and December 31, 2011, respectively.  To the extent that retail deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short term funds market. Longer term funding requirements can be obtained through advances from the FHLBNY. As of December 31, 2012, the Bank maintained unused lines of credit with the FHLBNY totaling $75.5 million.

As of December 31, 2012, the Bank's investment securities portfolio included $12.9 million of mortgage-backed securities that provide additional cash flow each month. The majority of the investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank's residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Presently the residential mortgage loan portfolio and certain qualifying commercial real estate loans are pledged under a blanket lien to the FHLBNY as collateral. Management is not aware of any known trends, demands, commitments or uncertainties that are reasonably likely to result in material changes in liquidity.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2012 and 2011, commitments to extend credit amounted to approximately $50.8 million and $54.8 million, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2012 and 2011, standby letters of credit with customers were $5.8 million and $6.9 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2012. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

The following table sets forth information regarding the Bank’s contractual obligations and commitments as of December 31, 2012.

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)

Retail time deposits	$179,154	$48,826	$20,317	$—	$248,297
Brokered time deposits	16,744	5,008	—	—	21,752
Borrowed funds	10,000	20,448	—	13,403	43,851
Operating lease obligations	140	387	31	—	558
Total contractual obligations	$206,038	$74,669	$20,348	$13,403	$314,458

	Amount of Commitments Expiring by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)

Loan Commitments	$20,534	$—	$—	$—	$20,534
Lines of Credit	31,449	3,914	789	14,668	50,820
Total Commitments	$51,983	$3,914	$789	$14,668	$71,354

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

MARKET PRICES AND DIVIDENDS

General

The Company's common stock is listed on the Nasdaq Capital Market under the trading symbol of "PKBK". The following table reflects high and low sales prices as reported on www.nasdaq.com during each quarter of the last two fiscal years. Prices reflect a 10% stock dividend paid in May 2012.

2012	High	Low

1st Quarter	$6.49	$4.95
2nd Quarter	$6.93	$4.88
3rd Quarter	$5.50	$5.01
4th Quarter	$6.28	$4.97

2011	High	Low

1st Quarter	$9.30	$8.27
2nd Quarter	$8.70	$6.71
3rd Quarter	$7.23	$6.14
4th Quarter	$6.72	$4.72

The number of shareholders of record of common stock as of March 14, 2013, was approximately 343.  This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 22, 2013, there were 5,383,893 shares of our common stock outstanding.

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

The Company's ability to pay dividends is substantially dependent upon the dividends it receives from the Bank and is subject to other restrictions. Under current regulations, the Bank's ability to pay dividends is restricted as well. On April 9, 2012, the Bank entered into Consent Orders with the FDIC and the New Jersey Department of Banking and Insurance (the “Department”) that requires the Bank to obtain the prior approval of the FDIC and the Department before declaring or paying any dividend (see Note 12).

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

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

March 22, 2013

Vito S. Pantilione	John F. Hawkins
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Parke Bancorp, Inc. and Subsidiaries

Consolidated Financial Report
December 31, 2012

Parke Bancorp, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Parke Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Parke Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP
Blue Bell, Pennsylvania
March 22, 2013

Parke Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2012 and 2011
(in thousands except share and per share data)	December 31,	December 31,
	2012	2011
Assets
Cash and due from financial institutions	$2,601	$3,733
Federal funds sold and cash equivalents	74,265	106,495
Cash and cash equivalents	76,866	110,228
Investment securities available for sale, at fair value	19,340	22,517
Investment securities held to maturity (fair value of $2,239 at December 31, 2012 and $2,080 at December 31, 2011)	2,066	2,032
Total investment securities	21,406	24,549
Loans held for sale	495	225
Loans, net of unearned income	629,712	625,117
Less: Allowance for loan losses	(18,936)	(19,323)
Net loans	610,776	605,794
Accrued interest receivable	2,727	3,039
Premises and equipment, net	3,989	4,122
Other real estate owned (OREO)	26,057	19,410
Restricted stock, at cost	2,223	3,565
Bank owned life insurance (BOLI)	10,743	5,541
Deferred tax asset	11,898	10,594
Other assets	3,297	3,671
Total Assets	$770,477	$790,738

Liabilities and Equity
Liabilities
Deposits
Noninterest-bearing deposits	$30,342	$31,146
Interest-bearing deposits	606,865	603,709
Total deposits	637,207	634,855
FHLBNY borrowings	20,448	50,607
Other borrowed funds	10,000	10,000
Subordinated debentures	13,403	13,403
Accrued interest payable	537	618
Other liabilities	5,339	3,982
Total liabilities	686,934	713,465
Equity
Preferred stock, cumulative perpetual, $1,000 liquidation value; authorized 1,000,000 shares; Issued: 16,288 shares at December 31, 2012 and December 31, 2011	16,065	15,868
Common stock, $.10 par value; authorized 10,000,000 shares; Issued: 5,594,793 shares at December 31, 2012 and 5,097,078 shares at December 31, 2011	560	510
Additional paid-in capital	48,869	45,844
Retained earnings	21,068	17,808
Accumulated other comprehensive loss	(745)	(626)
Treasury stock, 210,900 shares at December 31, 2012 and December 31, 2011, at cost	(2,180)	(2,180)
Total shareholders’ equity	83,637	77,224
Noncontrolling interest in consolidated subsidiaries	(94)	49
Total equity	83,543	77,273
Total liabilities and equity	$770,477	$790,738

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2012 and 2011
(in thousands except share and per share data)	2012	2011
Interest income:
Interest and fees on loans	$36,474	$39,851
Interest and dividends on investments	1,026	1,329
Interest on federal funds sold and cash equivalents	246	129
Total interest income	37,746	41,309
Interest expense:
Interest on deposits	6,483	7,878
Interest on borrowings	941	1,353
Total interest expense	7,424	9,231
Net interest income	30,322	32,078
Provision for loan losses	7,300	10,450
Net interest income after provision for loan losses	23,022	21,628
Noninterest income
Gain on sale of SBA loans	3,582	4,439
Loan fees	394	220
Net income from BOLI	202	179
Service fees on deposit accounts	220	221
Other than temporary impairment losses	—	(132)
Portion of loss recognized in other comprehensive income (OCI) (before taxes)	—	3
Net impairment losses recognized in earnings	—	(129)
Loss on sale and write-down of real estate owned	(999)	(557)
Other	969	352
Total noninterest income	4,368	4,725
Noninterest expense
Compensation and benefits	5,866	5,638
Professional services	1,746	1,235
Occupancy and equipment	1,043	1,006
Data processing	410	405
FDIC insurance	1,094	985
OREO expense	1,529	642
Other operating expense	3,391	2,714
Total noninterest expense	15,079	12,625
Income before income tax expense	12,311	13,728
Income tax expense	4,242	5,524
Net income attributable to Company and noncontrolling interest	8,069	8,204
Net income attributable to noncontrolling interest	(756)	(932)
Net income attributable to Company	7,313	7,272
Preferred stock dividend and discount accretion	1,012	1,000
Net income available to common shareholders	$6,301	$6,272

Earnings per common share
Basic	$1.17	$1.17
Diluted	$1.17	$1.15
Weighted average shares outstanding
Basic	5,379,558	5,374,561
Diluted	5,382,596	5,466,458

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2012 and 2011
	For the Year ended December 30,
	2012	2011
	(in thousands)
Net income attributable to Company and other comprehensive income:	$7,313	$7,272
Unrealized gains on securities:
Non-credit related unrealized gains on securities with OTTI	25	24
Unrealized (losses) gains on securities without OTTI	(247)	21
Tax Impact	89	(18)
Total unrealized (losses) gains on securities	(133)	27
Gross pension liability adjustments	23	68
Tax Impact	(9)	(28)
Total pension liability adjustment	14	40
Total other comprehensive (loss) income	(119)	67
Total comprehensive income	$7,194	$7,339

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Equity
Years Ended December 31, 2012 and 2011
(in thousands)
	Preferred Stock	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
	(in thousands except share data)
Balance, December 31, 2010	$15,683	4,653,133	$465	$41,931	$15,494	$(693)	$(2,180)	$70,700	$32	$70,732
Capital withdrawals by noncontrolling interest									(915)	(915)
10% common stock dividend		443,945	45	3,913	(3,958)			—		—
Net income					7,272			7,272	932	8,204
Changes in other comprehensive income						67		67		67
Dividend on preferred stock (5% annually)					(815)			(815)		(815)
Accretion of discount on preferred stock	185				(185)			—		—
Balance, December 31, 2011	$15,868	5,097,078	$510	$45,844	$17,808	$(626)	$(2,180)	$77,224	$49	$77,273

Capital withdrawals by noncontrolling interest									(899)	(899)
Stock options exercised		9,332	1	34				35		35
10% common stock dividend		488,383	49	2,991	(3,041)			(1)		(1)
Net income					7,313			7,313	756	8,069
Changes in other comprehensive income						(119)		(119)		(119)
Dividend on preferred stock (5% annually)					(815)			(815)		(815)
Accretion of discount on preferred stock	197				(197)			—		—
Balance, December 31, 2012	$16,065	5,594,793	$560	$48,869	$21,068	$(745)	$(2,180)	$83,637	$(94)	$83,543

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2012 and 2011
(in thousands)
	2012	2011
Cash Flows from Operating Activities
Net income	$8,069	$8,204
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	358	366
Provision for loan losses	7,300	10,450
Bank owned life insurance	(202)	(179)
Supplemental executive retirement plan expense	135	353
Gain on sale of SBA loans	(3,582)	(4,439)
SBA loans originated for sale	(32,199)	(27,171)
Proceeds from sale of SBA loans originated for sale	35,595	30,230
Loss on sale & write down of other real estate owned	999	558
Contribution of OREO property	139	—
Other than temporary decline in value of investments	—	129
Net accretion of purchase premiums and discounts on securities	3	(68)
Deferred income tax benefit	(1,343)	(1,801)
Changes in operating assets and liabilities:
(Increase) decrease in accrued interest receivable and other assets	851	1,180
Increase (decrease) in accrued interest payable and other accrued liabilities	1,161	(328)
Net cash provided by operating activities	17,284	17,484
Cash Flows from Investing Activities
Purchases of investment securities available for sale	(4,148)	(1,537)
Redemptions (purchases) of restricted stock	1,342	(525)
Purchase of additional bank owned life insurance	(5,000)	—
Proceeds from sale and call of securities available for sale	1,000	500
Proceeds from maturities and principal payments on mortgage backed securities	5,940	6,198
Proceeds from sale of other real estate owned	3,533	3,414
Advances on other real estate owned	(223)	(4,802)
Net increase in loans	(23,378)	(6,173)
Purchases of bank premises and equipment	(225)	(209)
Net cash used in investing activities	(21,159)	(3,134)
Cash Flows from Financing Activities
Payment of dividend on preferred stock	(815)	(815)
Cash payment of fractional shares on 10% stock dividend	(1)	(1)
Minority interest capital withdrawal, net	(899)	(915)
Proceeds from exercise of stock options and warrants	35	—
Net (decrease) increase in FHLBNY and short term borrowings	(30,159)	9,848
Net (decrease) increase in noninterest-bearing deposits	(804)	7,978
Net increase in interest-bearing deposits	3,156	22,155
Net cash (used in) provided by financing activities	(29,487)	38,250
(Decrease) Increase in cash and cash equivalents	(33,362)	52,600
Cash and Cash Equivalents, January 1,	110,228	57,628
Cash and Cash Equivalents, December 31,	$76,866	$110,228
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$7,505	$9,441
Income taxes	$5,600	$5,700
Supplemental Schedule of Noncash Activities:
Real estate acquired in settlement of loans	$11,095	$1,879

See accompanying notes to consolidated financial statements

PARKE BANCORP, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

Note  1.   Description of Business and Summary of Significant Accounting Policies

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

Principles of Consolidation:  The accompanying consolidated financial statements include the accounts of Parke Bancorp, Inc. and its wholly-owned subsidiaries, Parke Bank and Parke Capital Markets, an inactive corporation. Also included are the accounts of 44 Business Capital Partners LLC, a joint venture formed in 2009 to originate and service Small Business Administration (“SBA”) loans. Parke Bank has a 51% ownership interest in the joint venture. Parke Capital Trust I, Parke Capital Trust II and Parke Capital Trust III are wholly-owned subsidiaries but are not consolidated because they do not meet the requirements for consolidation under applicable accounting guidance.  All significant inter-company balances and transactions have been eliminated.

Investment Securities:  At December 31, 2012 and 2011, the Company held investment securities that would be held for indefinite periods of time, including securities that would be used as part of the Company’s asset/liability management strategy and possibly sold in response to changes in interest rates, prepayments and similar factors.  These securities are classified as “available for sale” and are carried at fair value, with any temporary unrealized gains or losses reported as other comprehensive income, net of the related income tax effect.

At December 31, 2012 and 2011, the Company also reported investments in securities that were carried at cost, adjusted for amortization of premium and accretion of discount.  The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions.  These securities are classified as “held to maturity.”

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

Troubled Debt Restructurings:  Troubled debt restructurings (“TDRs”) are loans for which the Company, for legal or economic reasons related to a debtor’s financial difficulties, has granted a concession to the debtor that it otherwise would not have considered. Concessions that result in the categorization of a loan as a troubled debt restructuring include:

•	Reduction (absolute or contingent) of the stated interest rate;
•	Extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk;

•	Reduction (absolute or contingent) of the face amount or maturity amount of the debt as stated in the instrument or other agreement; or
•	Reduction (absolute or contingent) of accrued interest.

TDRs are reported as impaired loans. Interest income on TDR loans is recognized consistent with the Bank’s nonaccrual loan policy stated above.

Loans Held for Sale:  Loans held for sale are the guaranteed portion of SBA loans and are carried at the lower of aggregate cost or fair value. The net amount of loan origination fees on loans sold is included in the carrying value and in the gain or loss on the sale. The Company originates loans to customers under an SBA program that generally provides for SBA guarantees of up to 75 percent of each loan.  When the sale of the guaranteed portion of an SBA loan occurs, with retained servicing, the premium received on the sale and the present value of future cash flows of the servicing assets represent gain on the sale and are recognized in income over the estimated life of the loan. Income and fees collected for servicing are credited to noninterest income, net of amortization of the related servicing asset.

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

Loan Fees:  Loan fees and direct costs associated with loan originations are netted and deferred.  The deferred amount is recognized as an adjustment to loan interest over the term of the related loans using the interest method.  Loan brokerage fees represent commissions earned for facilitating loans between borrowers and other companies and is recorded as loan fee income. Loan fee income also includes prepayment penalties on loans.

Allowance for Loan Losses:  The allowance for loan losses is maintained through charges to the provision for loan losses in the Consolidated Statements of Income as losses are estimated to have occurred.  Loans or portions thereof that are determined to be uncollectible are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance.  The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses in the balance of the loan portfolio, based on an evaluation of collectability of existing loans and prior loss experience.  When evaluating the adequacy of the allowance, an assessment of the loan portfolio will typically take into consideration changes in the composition and volume of the loan portfolio, overall portfolio quality and past loss experience, review of specific problem loans, current economic conditions which may affect borrowers’ ability to repay, and other factors which may warrant current recognition.  Such periodic assessments may, in management’s judgment, require the Company to recognize additions or reductions to the allowance.

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

The allowance consists of specific and general components.  The specific component relates to loans that are classified as impaired, including TDRs.  For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value for collateral dependent loans or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical charge-off experience and expected losses given the Company’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not reflected in the historical loss or risk rating data.

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

Other Real Estate Owned (“OREO”):  Real estate acquired through foreclosure or other proceedings is carried at fair value less estimated costs of disposal. Costs of improving OREO are capitalized to the extent that the carrying value does not exceed its fair value less estimated selling costs. Subsequent valuation adjustments, if any, are recognized as a charge against current earnings. Holding costs are charged to expense. Gains and losses on sales are recognized in noninterest income as they occur.

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

The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2012 or 2011.  The Company does not have an accrual for uncertain tax positions as of December 31, 2012 or 2011, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law.  Tax returns for all years 2009 and thereafter are subject to further examination by tax authorities, with the exception of the State of New Jersey for which tax returns for all years 2008 and thereafter are subject to further examination.

Use of Estimates:  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term include the allowance for loan losses, other than temporary impairment losses on investment securities, the valuation of deferred income taxes, servicing assets and carrying value of OREO.

Segment Reporting:  The Company operates one reportable segment of business, “community banking”.  Through its community banking segment, the Company provides a broad range of retail and community banking services.

Reclassifications:  Certain items in the 2011 financial statements have been reclassified to conform to the 2012 presentation. Such reclassifications have no impact on prior year earnings and shareholders equity.

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

The Company recognizes the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in the consolidated balance sheet and changes in that funded status through comprehensive income in the year the changes occur. The accounting guidance related to compensation-retirement benefits also requires an employer to measure the funded status of a plan as of the date of the employer's year-end statement of financial position.  The Company has recorded an expense for the unfunded status of $198 thousand and $450 thousand for the years ended December 31, 2012 and 2011, respectively, relating to a Supplemental Executive Retirement Plan ("SERP") (Note 11).

Accumulated other comprehensive loss consisted of the following at December 31, 2012 and 2011:

	2012	2011
	(Amounts in thousands)
Securities
Non-credit unrealized losses on available for sale securities with OTTI	$(499)	$(524)
Unrealized losses on available for sale securities without OTTI	(499)	(252)
Minimum pension liability	(244)	(268)
Tax impact	497	418
	$(745)	$(626)

Earnings Per Common Share:  Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period.  Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options and warrants outstanding.  To the extent that stock equivalents are anti-dilutive, they have been excluded from the earnings per share calculation. Both basic and diluted earnings per share computations give retroactive effect to a stock dividend declared and paid in 2012 and 2011 (Note 13).  Earnings per common share have been computed based on the following for 2012 and 2011:

	2012	2011
	(Amounts in thousands, except share data)
Basic earnings per common share
Net income available to common shareholders	$6,301	$6,272
Average common shares outstanding	5,379,558	5,374,561
Basic earnings per common share	$1.17	$1.17

Diluted earnings per common share
Net income available to common shareholders	$6,301	$6,272
Average common shares outstanding	5,379,558	5,374,561
Dilutive potential common shares	3,038	91,897
Total diluted average common shares outstanding	5,382,596	5,466,458
Diluted earnings per common share	$1.17	$1.15

For 2012 and 2011, options to purchase 301,553 shares and 335,214 shares, respectively, were outstanding but were not included in the computation of diluted EPS because the options’ common stock equivalents were anti-dilutive.

Statement of Cash Flows:  Cash and cash equivalents include cash and due from financial institutions and federal funds sold.  For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis.

Recently Issued Accounting Pronouncements:

In May 2011, FASB issued ASU 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted. This guidance is to be applied prospectively and is effective during interim and annual periods beginning after December 15, 2011. Adoption of this guidance has not had a material impact on results of operations or financial condition.

In June 2011, the FASB issued guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments require that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments are effective for interim and annual periods beginning after December 15, 2011 with retrospective application. The Company adopted the accounting standard on January 1, 2012, as required, with no material impact on its results of operations or financial position.

In April 2011, the FASB issued ASU No. 2011-03, Reconsideration of Effective Control for Repurchase Agreements. This ASU amends guidance clarifying when the Bank can recognize a sale upon the transfer of financial assets subject to a repurchase agreement. That determination is based, in part, on whether the Bank has maintained effective control over the transferred financial assets. Under the amended guidance, the FASB concluded that the assessment of effective control should focus on a transferor's contractual rights and obligations with respect to transferred financial assets, not on whether the transferor has the practical ability to perform in accordance with those rights or obligations. The amended guidance was effective for transactions that occur in interim and annual periods beginning on or after December 15, 2011. The Bank accounts for all of its existing repurchase agreements as secured borrowings and therefore, the adoption of this amended guidance on January 1, 2012 did not have a material impact on the Company's Consolidated Financial Statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU will require companies to disclose gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope will include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments are effective for interim and annual periods beginning on or after January 1, 2013. The amendment is not expected to impact the Company's financial condition, results of operations or cash flows.

Note  2.   Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services.  Management is responsible for assessing the credit risk of its correspondent banks.  The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Company as of December 31, 2012 or 2011, because reserve requirements were covered by vault cash.

Note  3.   Investment Securities

The following is a summary of the Company's investment in available for sale and held to maturity securities as of December 31, 2012 and 2011:

As of December 31, 2012	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
Available for sale:	(Amounts in thousands)

U.S. Government sponsored entities	$7	$—	$—	$—	$7
Corporate debt obligations	1,500	24	—	—	1,524
Residential mortgage-backed securities	12,359	540	—	—	12,899
Collateralized mortgage obligations	916	58	—	—	974
Collateralized debt obligations	5,556	—	1,121	499	3,936
Total available for sale	$20,338	$622	$1,121	$499	$19,340

Held to maturity:
States and political subdivisions	$2,066	$173	$—	$—	$2,239

As of December 31, 2011	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
Available for sale:	(Amounts in thousands)

U.S. Government sponsored entities	$1,006	$5	$—	$—	$1,011
Corporate debt obligations	1,500	43	57	—	1,486
Residential mortgage-backed securities	13,697	764	—	—	14,461
Collateralized mortgage obligations	1,534	73	—	13	1,594
Collateralized debt obligations	5,556	—	1,080	511	3,965
Total available for sale	$23,293	$885	$1,137	$524	$22,517

Held to maturity:
States and political subdivisions	$2,032	$87	$39	$—	$2,080

The amortized cost and fair value of debt securities classified as available for sale and held to maturity, by contractual maturity, as of December 31, 2012, are as follows:

	Amortized Cost	Fair Value
	(Amounts in thousands)
Available for sale:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	2,958	3,001
Due after ten years	7,062	5,467
Residential mortgage-backed securities and collateralized mortgage obligations	10,318	10,872
Total available for sale	$20,338	$19,340

Held to maturity:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	2,066	2,239
Total held to maturity	$2,066	$2,239

Expected maturities will differ from contractual maturities for mortgage related securities because the issuers of certain debt securities do have the right to call or prepay their obligations without any penalties.

There were no sales of investment securities during the year ending December 31, 2012. During the year ending December 31, 2011, the Company sold one investment security with a carrying value of $500 thousand, recognizing a gain of $1 thousand.

As of December 31, 2012 and 2011, approximately $10.3 million and $8.9 million, respectively, of investment securities are pledged as collateral for borrowed funds (Note 9).  In addition, securities with a carrying value of $4.2 million and $8.4 million, respectively, were pledged to secure public deposits at December 31, 2012 and 2011.

The following tables show the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other than temporarily impaired (“OTTI”), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2012 and December 31, 2011:

As of December 31, 2012	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Collateralized debt obligations	—	—	3,629	1,121	3,629	1,121
Total available for sale	$—	$—	$3,629	$1,121	$3,629	$1,121

Held to maturity:
States and political subdivisions	$—	$—	$—	$—	$—	$—

As of December 31, 2011	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Corporate debt obligations	—	—	443	57	443	57
Collateralized debt obligations	—	—	3,670	1,080	3,670	1,080
Total available for sale	$—	$—	$4,113	$1,137	$4,113	$1,137

Held to maturity:
States and political subdivisions	$758	$39	$—	$—	$758	$39

Collateralized Debt Obligations:  The Company’s unrealized loss on investments in collateralized debt obligations (“CDOs”) relates to three securities issued by financial institutions, totaling $3.6 million with an unrealized loss of 30.0% at December 31, 2012. CDOs are pooled securities primarily secured by trust preferred securities (“TruPS”), subordinated debt and surplus notes issued by small and mid-sized banks and insurance companies. These securities are generally floating rate instruments with 30-year maturities, and are callable at par by the issuer after five years. The current economic downturn has had a significant adverse impact on the financial services industry; consequently, TruPS CDOs do not have an active trading market. With the assistance of competent third-party valuation specialists, the Company utilized the following methodology to determine the fair value:

Cash flows were developed based on the estimated speeds at which the TruPS are expected to prepay, the estimated rates at which the TruPS are expected to defer payments, the estimated rates at which the TruPS are expected to default, and the severity of the losses on securities which default. TruPS generally allow for prepayment by the issuer without a prepayment penalty any time after five years. Due to the lack of new TruPS issuances and the relatively poor conditions of the financial institution industry, a relatively modest rate of prepayment was assumed going forward. Estimates for conditional default rates (“CDR”) are based on the payment characteristics of the TruPS themselves (e.g. current, deferred, or defaulted) as well as the financial condition of the TruPS issuers in the pool. Estimates for the near-term rates of deferral and CDR are based on key financial ratios relating to the financial institutions’ capitalization, asset quality, profitability and liquidity. Finally, we consider whether or not the financial institution has received TARP funding, and if it has, the amount. Longer-term rates of deferral and defaults on based on historical averages. The fair value of each bond was assessed by discounting their projected cash flows by a discount rate.  The discount rates were based on the yields of publicly traded TruPS and preferred stock issued by comparably rated banks.  The fair value for previous reporting periods was based on indicative market bids and resulted in much lower values due to the inactive trading market.

The underlying issuers have been analyzed, and projections have been made regarding the future performance, considering factors including defaults and interest deferrals.  The analysis indicates that the Company should expect to receive all contractual cash flows.  Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider these investments to be other than temporarily impaired at December 31, 2012 or December 31, 2011.

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

We have a process in place to identify debt securities that could potentially have a credit impairment that is other than temporary.  This process involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.  On a quarterly basis, we review all securities to determine whether an OTTI exists and whether losses should be recognized. We consider relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other than temporary. Relevant facts and circumstances considered include: (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (4) for fixed maturity securities, our intent to sell a security or whether it is more likely than not we will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity and for equity securities, our ability and intent to hold the security for a period of time that allows for the recovery in value.

The following table presents a roll-forward of the credit loss component of the amortized cost of debt securities that we have written down for OTTI and the credit component of the loss that is recognized in earnings. OTTI recognized in earnings for credit-impaired debt securities is presented as additions in two components based upon whether the current period is the first time the debt security was credit-impaired (initial credit impairment) or is not the first time the debt security was credit impaired (subsequent credit impairments). The credit loss component is reduced if we sell, intend to sell or believe we will be required to sell previously credit-impaired debt securities. Additionally, the credit loss component is reduced if we receive cash flows in excess of what we expected to receive over the remaining life of the credit-impaired debt security, the security matures or is fully written down. Changes in the credit loss component of credit-impaired debt securities were as follows for 2012 and 2011.

	2012	2011
	(Amounts in thousands)
Beginning balance	$1,950	$2,657
Initial credit impairment	—	—
Subsequent credit impairments	—	129
Reductions for amounts recognized in earnings due to intent or requirement to sell	—	—
Reductions for securities sold	—	—
Reductions for securities deemed worthless(1)	(731)	(836)
Reductions for increases in cash flows expected to be collected	—	—
Ending balance	$1,219	$1,950

(1) Reduction due to credit losses applied to private label CMO tranche.

A summary of investment gains and losses recognized in income during the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
	(Amounts in thousands)
Available for sale securities:
Realized gains	$—	$1
Realized (losses)	—	—
Other than temporary impairment	—	(130)
Total available for sale securities	$—	$(129)

Held to maturity securities:
Realized gains	$—	$—
Realized (losses)	—	—
Other than temporary impairment	—	—
Total held to maturity securities	$—	$—

The Company did not recognize a loss in 2012, but recognized a $129 thousand loss during 2011, of OTTI losses on available for sale securities, attributable to impairment charges recognized on privately issued CMOs.

Note  4.   Loans

The portfolio of loans outstanding consists of:

	December 31, 2012		December 31, 2011
	Amount	Percentage of Total Loans	Amount	Percentage of Total Loans
	(Amounts in thousands)
Commercial and Industrial	$21,925	3.5%	$24,136	3.9%
Real Estate Construction:
Residential	7,331	1.2	21,287	3.4
Commercial	41,875	6.6	50,361	8.1
Real Estate Mortgage:
Commercial – Owner Occupied	157,616	25.0	147,449	23.6
Commercial – Non-owner Occupied	221,731	35.2	204,216	32.6
Residential – 1 to 4 Family	140,164	22.3	138,768	22.2
Residential – Multifamily	21,181	3.4	20,126	3.2
Consumer	17,889	2.8	18,774	3.0
Total Loans	$629,712	100.0%	$625,117	100.0%

The Company maintains interest reserves for the purpose of making periodic and timely interest payments for borrowers that qualify for development and construction loans. Total development and construction loans with interest reserves were $864 thousand and $14.6 million at December 31, 2012 and December 31, 2011, respectively. Interest reserves provide borrowers temporary sources of cash flow which can be used to make interest payments during the development or construction phases of a project. It is our expectation that equity in the project increases as the project moves towards completion and that cash flows will be positive once sales begin or stabilization occurs. Loans with interest reserves are monitored throughout the life of the project. Interest accrual may be suspended on interest reserve dependent loans that are not delinquent but are risk rated substandard or worse.

At December 31, 2012 and 2011, approximately $133.6 million and $154.2 million, respectively, of loans were pledged to the FHLBNY on borrowings (Note 9). This pledge consists of a blanket lien on residential mortgages and certain qualifying commercial real estate loans.

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

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans, in addition to those of real estate loans. Commercial real estate loans may be riskier than those for one-to-four family residences and are typically larger in dollar size. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. The repayment of these loans is generally largely dependent on the successful operation and management of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location within our market area. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. The Company also monitors economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2012, approximately 41.0% of the outstanding principal balance of the Company’s commercial real estate loans were secured by owner-occupied properties.

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

Concentrations of Credit:  Most of the Company's lending activity occurs within the areas of southern New Jersey and southeastern Pennsylvania, as well as other markets. Our expanded market area includes geographic areas that are actively solicited by our joint venture partner, 44 Business Capital LLC, for the origination of SBA guaranteed loans. The majority of the Company's loan portfolio consists of commercial real estate loans. As of December 31, 2012 and December 31, 2011, there was one industry sector concentration that exceeded 10% of total loans. Loans to lessors of retail buildings totaled $76.8 million, or 12.2% of total loans and $71.1 million or 11.4% of total loans at December 31, 2012 and December 31, 2011, respectively.

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

An analysis of the activity of such related party loans for 2012 and 2011 is as follows:

	2012	2011
	(Amounts in thousands)

Balance, beginning of year	$22,049	$24,023
Advances	1,970	248
Less: repayments	(388)	(2,222)
Less: adjustments	(7,027)	—
Balance, end of year	$16,606	$22,049

The adjustment of $7.0 million represents 4 loans by a former Board member.

An age analysis of past due loans by class follows:

December 31, 2012	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)

Commercial and Industrial	$—	$—	$248	$248	$21,677	$21,925	$—
Real Estate Construction:
Residential	—	—	799	799	6,532	7,331	—
Commercial	—	—	12,958	12,958	28,917	41,875	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	1,218	1,218	156,398	157,616	—
Commercial – Non-owner Occupied	6,439	—	19,228	25,667	196,064	221,731	—
Residential – 1 to 4 Family	1,703	169	10,072	11,944	128,220	140,164	—
Residential – Multifamily	—	—	2,838	2,838	18,343	21,181	—
Consumer	71	49	188	308	17,581	17,889	—
Total Loans	$8,213	$218	$47,549	$55,980	$573,732	$629,712	$—

December 31, 2011	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)

Commercial and Industrial	$603	$—	$—	$603	$23,533	$24,136	$—
Real Estate Construction:
Residential	350	—	5,265	5,615	15,672	21,287	—
Commercial	—	—	7,703	7,703	42,658	50,361	—
Real Estate Mortgage:
Commercial – Owner Occupied	1,358	—	4,797	6,155	141,294	147,449	—
Commercial – Non-owner Occupied	1,574	—	18,132	19,706	184,510	204,216	—
Residential – 1 to 4 Family	2,587	—	7,691	10,278	128,490	138,768	—
Residential – Multifamily	—	—	597	597	19,529	20,126	—
Consumer	—	—	274	274	18,500	18,774	—
Total Loans	$6,472	$—	$44,459	$50,931	$574,186	$625,117	$—

Impaired Loans:  Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments.

 All impaired loans have are assessed for recoverability based on an independent third-party full appraisal to determine the net realizable value (“NRV”) based on the fair value of the underlying collateral, less cost to sell and other costs, such as unpaid real estate taxes, that have been identified, or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent. The appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are generally updated every 12 months or sooner if we have identified possible further deterioration in value. Prior to receiving the updated appraisal, we will establish a specific reserve for any estimated deterioration, based upon our assessment of market conditions, adjusted for estimated costs to sell and other identified costs. If the NRV is greater than the loan amount, then no impairment loss exists. If the NRV is less than the loan amount, the shortfall is recognized by a specific reserve. If the borrower fails to pledge additional collateral in the ninety day period, a charge-off equal to the difference between the loan carrying value and NRV will occur. In certain circumstances, however, a direct charge-off may be taken at the time that the NRV calculation reveals a shortfall. All impaired loans are evaluated based on the criteria stated above on a quarterly basis and any change in the reserve requirements are recorded in the period identified. All partially charged-off loans remain on nonaccrual status until they are brought current as to both principal and interest and have at least nine months of payment history and future collectability of principal and interest is assured.

Impaired loans are set forth in the following tables.

December 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Amounts in thousands)
With no related allowance recorded:
Commercial and Industrial	$248	$315	$—
Real Estate Construction:
Residential	800	2,126	—
Commercial	12,891	12,891	—
Real Estate Mortgage:
Commercial – Owner Occupied	876	1,031	—
Commercial – Non-owner Occupied	19,228	22,027	—
Residential – 1 to 4 Family	8,945	9,372	—
Residential – Multifamily	2,838	2,838	—
Consumer	188	188	—
	46,014	50,788	—

With an allowance recorded:
Commercial and Industrial	500	500	10
Real Estate Construction:
Residential	187	661	24
Commercial	1,988	2,045	96
Real Estate Mortgage:
Commercial – Owner Occupied	5,718	5,748	216
Commercial – Non-owner Occupied	29,187	29,187	1,053
Residential – 1 to 4 Family	3,605	4,290	301
Residential – Multifamily	377	377	6
Consumer	—	—	—
	41,562	42,808	1,706

Total:
Commercial and Industrial	748	815	10
Real Estate Construction:
Residential	987	2,787	24
Commercial	14,879	14,936	96
Real Estate Mortgage:
Commercial – Owner Occupied	6,594	6,779	216
Commercial – Non-owner Occupied	48,415	51,214	1,053
Residential – 1 to 4 Family	12,550	13,662	301
Residential – Multifamily	3,215	3,215	6
Consumer	188	188	—
	$87,576	$93,596	$1,706

December 31, 2011	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Amounts in thousands)
With no related allowance recorded:
Commercial and Industrial	$603	$603	$—
Real Estate Construction:
Residential	4,440	5,246	—
Commercial	12,898	13,118	—
Real Estate Mortgage:
Commercial – Owner Occupied	6,946	6,946	—
Commercial – Non-owner Occupied	30,424	30,852	—
Residential – 1 to 4 Family	8,477	10,737	—
Residential – Multifamily	597	667	—
Consumer	229	229	—
	64,614	68,398	—

With an allowance recorded:
Commercial and Industrial	—	—	—
Real Estate Construction:
Residential	4,170	5,151	1,297
Commercial	3,329	3,329	380
Real Estate Mortgage:
Commercial – Owner Occupied	590	590	23
Commercial – Non-owner Occupied	17,820	17,940	2,526
Residential – 1 to 4 Family	3,388	3,589	600
Residential – Multifamily	3,268	3,268	33
Consumer	—	—	—
	32,565	33,867	4,859

Total:
Commercial and Industrial	603	603	—
Real Estate Construction:
Residential	8,610	10,397	1,297
Commercial	16,227	16,447	380
Real Estate Mortgage:
Commercial – Owner Occupied	7,536	7,536	23
Commercial – Non-owner Occupied	48,244	48,792	2,526
Residential – 1 to 4 Family	11,865	14,326	600
Residential – Multifamily	3,865	3,935	33
Consumer	229	229	—
	$97,179	$102,265	$4,859

The following table presents by loan portfolio class, the average recorded investment and interest income recognized on impaired loans for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012		2011
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(Amounts in thousands)
Commercial and Industrial	$776	$18	$599	$25
Real Estate Construction:
Residential	1,898	57	11,978	377
Commercial	14,933	202	16,164	475
Real Estate Mortgage:
Commercial – Owner Occupied	6,854	251	7,590	215
Commercial – Non-owner Occupied	51,883	2,007	50,907	2,649
Residential – 1 to 4 Family	13,174	389	14,921	334
Residential – Multifamily	3,526	216	4,688	288
Consumer	189	2	231	12
Total	$93,233	$3,142	$107,078	$4,375

Troubled debt restructurings:  Periodically management evaluates our loans in order to determine the appropriate risk rating, interest accrual status and potential classification as a TDR, some of which are performing and accruing interest. A TDR is a loan on which we have granted a concession due to a borrower’s financial difficulty. These are concessions that would not otherwise be considered. The terms of these modified loans may include extension of maturity, renewals, changes in interest rate, additional collateral requirements or infusion of additional capital into the project by the borrower to reduce debt or to support future debt service. On construction and land development loans we may modify the loan as a result of delays or other project issues such as slower than anticipated sell-outs, insufficient leasing activity and/or a decline in the value of the underlying collateral securing the loan. Management believes that working with a borrower to restructure a loan provides us with a better likelihood of collecting our loan. It is our policy not to renegotiate the terms of a commercial loan simply because of a delinquency status. However, we will use our Troubled Debt Restructuring Program to work with delinquent borrowers when the delinquency is temporary. We consider all loans modified in a troubled debt restructuring to be impaired.

At the time a loan is modified in a TDR, we consider the following factors to determine whether the loan should accrue interest:

•	Whether there is a period of current payment history under the current terms, typically 6 months;
•	Whether the loan is current at the time of restructuring; and
•	Whether we expect the loan to continue to perform under the restructured terms with a debt coverage ratio that complies with the Bank’s credit underwriting policy of 1.25 times debt service.

We also review the financial performance of the borrower over the past year to be reasonably assured of repayment and performance according to the modified terms. This review consists of an analysis of the borrower’s historical results; the borrower’s projected results over the next four quarters; current financial information of the borrower and any guarantors. The projected repayment source needs to be reliable, verifiable, quantifiable and sustainable. In addition, all TDRs are reviewed quarterly to determine the amount of any impairment.

At the time of restructuring, the amount of the loan principal for which we are not reasonably assured of repayment is charged-off, but not forgiven.

A borrower with a restructured loan must make a minimum of six consecutive monthly payments at the restructured level and be current as to both interest and principal to be on accrual status.

Performing TDRs (not reported as non-accrual loans) totaled $40.0 million and $41.1 million with related allowances of $1.4 million and $213,000 as of December 31, 2012 and December 31, 2011, respectively. Non-performing TDRs totaled $27.1 million and $25.8 million with related allowances of $8,000 and $3.8 million as of December 31, 2012 and December 31, 2011, respectively. All TDRs are classified as impaired loans and are included in the impaired loan disclosures above.

The following two tables detail loans modified during the years ended December 31, 2012 and 2011, including the number of modifications, the recorded investment both pre and post modification and the nature of the modifications made.

	2012			2011
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Amounts in thousands)
Commercial and Industrial	2	$750	$750	1	$594	$594
Construction:
Residential	1	415	415	2	2,150	959
Commercial	11	9,938	9,938	—	—	—
Real Estate Mortgage:
Commercial – Owner Occupied	1	3,220	3,220	2	682	315
Commercial – Non-owner Occupied	3	4,067	4,067	3	5,543	5,543
Residential – 1-4 Family	3	4,168	4,168	4	6,250	6,250
Residential – Multifamily	1	380	380	2	506	506
Consumer	—	—	—	—	—	—
Total	22	$22,938	$22,938	14	$15,725	$14,167

	2012				2011
	Extension	Period of Interest Only	Interest Rate Reduction	Total	Extension	Period of Interest Only	Interest Rate Reduction	Total
	(Amounts in thousands)
Commercial and Industrial	$500	$—	$250	$750	$—	$—	$594	$594
Construction:
Residential	—	—	415	415	—	—	2,150	2,150
Commercial	8,008	—	1,930	9,938	—	—	—	—
Real Estate Mortgage:
Commercial – Owner Occupied	3,220	—	—	3,220	—	—	682	682
Commercial – Non-owner Occupied	1,156	—	2,911	4,067	—	1,505	4,038	5,543
Residential – 1-4 Family	924	—	3,244	4,168	—	—	6,250	6,250
Residential – Multifamily	—	380	—	380	—	—	506	506
Consumer	—	—	—	—	—	—	—	—
Total	$13,808	$380	$8,750	$22,938	$—	$1,505	$14,220	$15,725

The following table shows loans that were modified and deemed TDRs that subsequently defaulted during 2012 and 2011.

	2012		2011
	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
	(Amounts in thousands)

Commercial and Industrial	1	$603	—	$—
Real Estate Construction:
Residential	1	1,004	1	316
Commercial	10	8,508	—	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	5	4,131
Commercial – Non-owner Occupied	3	4,779	2	5,451
Residential – 1-4 Family	5	4,020	1	929
Residential – Multifamily	1	3,267	—	—
Consumer	—	—	1	137
Total	21	$22,181	10	$10,964

Some loan modifications classified as TDRs may not ultimately result in the full collection of principal and interest, as modified, and result in potential incremental losses. These potential incremental losses have been factored into our overall allowance for loan losses estimate. The level of any re-defaults will likely be affected by future economic conditions. Once a loan becomes a TDR, it will continue to be reported as a TDR until it is repaid in full, foreclosed, sold or it meets the criteria to be removed from TDR status.

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

The Company utilizes a risk grading matrix to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 7. Grades 1 through 4 are considered “Pass”. A description of the general characteristics of the seven risk grades is as follows:

1.	Good: Borrower exhibits the strongest overall financial condition and represents the most creditworthy profile.
2.	Satisfactory (A): Borrower reflects a well-balanced financial condition, demonstrates a high level of creditworthiness and typically will have a strong banking relationship with Parke Bank.
3.	Satisfactory (B): Borrower exhibits a balanced financial condition and does not expose the Bank to more than a normal or average overall amount of risk. Loans are considered fully collectable.
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

An analysis of the credit risk profile by internally assigned grades as of December 31, 2012 and 2011 is as follows:

At December 31, 2012	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial and Industrial	$18,926	$2,183	$816	$—	$21,925
Real Estate Construction:
Residential	6,345	—	986	—	7,331
Commercial	20,097	—	21,778	—	41,875
Real Estate Mortgage:
Commercial – Owner Occupied	150,990	1,121	5,505	—	157,616
Commercial – Non-owner Occupied	173,606	11,399	36,726	—	221,731
Residential – 1 to 4 Family	126,167	2,263	11,734	—	140,164
Residential – Multifamily	16,863	1,103	3,215	—	21,181
Consumer	17,701	—	188	—	17,889
Total	$530,695	$18,069	$80,948	$—	$629,712

At December 31, 2011	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial and Industrial	$16,033	$7,500	$603	$—	$24,136
Real Estate Construction:
Residential	12,327	350	8,610	—	21,287
Commercial	23,898	—	26,463	—	50,361
Real Estate Mortgage:
Commercial – Owner Occupied	137,200	3,840	6,409	—	147,449
Commercial – Non-owner Occupied	156,277	10,430	37,509	—	204,216
Residential – 1 to 4 Family	120,658	4,360	13,750	—	138,768
Residential – Multifamily	16,261	3,268	597	—	20,126
Consumer	18,500	—	274	—	18,774
Total	$501,154	$29,748	$94,215	$—	$625,117

Note  5.   Allowance for Loan Losses

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

An analysis of the allowance for loan losses as of and for the years ended December 31, 2012 and 2011 is as follows:

Allowance for Loan Losses:	For the year ended December 31, 2012
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance
	(Amounts in thousands)
Commercial and Industrial	$451	$(66)	$—	$85	$470
Real Estate Construction:
Residential	2,613	(1,326)	490	(932)	845
Commercial	1,971	(310)	—	(546)	1,115
Real Estate Mortgage:
Commercial – Owner Occupied	2,714	(1,058)	—	2,439	4,095
Commercial – Non-owner Occupied	6,742	(3,848)	—	4,485	7,379
Residential – 1 to 4 Family	4,190	(1,531)	—	1,725	4,384
Residential – Multifamily	278	—	—	34	312
Consumer	148	(38)	—	226	336
Unallocated	216	—	—	(216)	—
Total	$19,323	$(8,177)	$490	$7,300	$18,936

Allowance for Loan Losses:	For the year ended December 31, 2011
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance
	(Amounts in thousands)
Commercial and Industrial	$448	$(22)	$—	$25	$451
Real Estate Construction:
Residential	2,980	(2,390)	24	1,999	2,613
Commercial	1,576	(494)	—	889	1,971
Real Estate Mortgage:
Commercial – Owner Occupied	2,508	—	—	206	2,714
Commercial – Non-owner Occupied	3,792	(426)	—	3,376	6,742
Residential – 1 to 4 Family	2,848	(2,643)	34	3,951	4,190
Residential – Multifamily	372	—	—	(94)	278
Consumer	130	—	1	17	148
Unallocated	135	—	—	81	216
Total	$14,789	$(5,975)	$59	$10,450	$19,323

Allowance for Loan Losses, at December 31, 2012	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$10	$460	$470
Real Estate Construction:
Residential	24	821	845
Commercial	96	1,019	1,115
Real Estate Mortgage:
Commercial – Owner Occupied	216	3,879	4,095
Commercial – Non-owner Occupied	1,053	6,326	7,379
Residential – 1 to 4 Family	301	4,083	4,384
Residential – Multifamily	6	306	312
Consumer	—	336	336
Unallocated	—	—	—
Total	$1,706	$17,230	$18,936

Allowance for Loan Losses, at December 31, 2011	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$—	$451	$451
Real Estate Construction:
Residential	1,297	1,316	2,613
Commercial	380	1,591	1,971
Real Estate Mortgage:
Commercial – Owner Occupied	23	2,691	2,714
Commercial – Non-owner Occupied	2,526	4,216	6,742
Residential – 1 to 4 Family	600	3,590	4,190
Residential – Multifamily	33	245	278
Consumer	—	148	148
Unallocated	—	216	216
Total	$4,859	$14,464	$19,323

Loans, at December 31, 2012:	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$748	$21,177	$21,925
Real Estate Construction:
Residential	987	6,344	7,331
Commercial	14,879	26,996	41,875
Real Estate Mortgage:
Commercial – Owner Occupied	6,594	151,022	157,616
Commercial – Non-owner Occupied	48,415	173,316	221,731
Residential – 1 to 4 Family	12,550	127,614	140,164
Residential – Multifamily	3,215	17,966	21,181
Consumer	188	17,701	17,889
Total	$87,576	$542,136	$629,712

Loans, at December 31, 2011:	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$603	$23,533	$24,136
Real Estate Construction:
Residential	8,610	12,677	21,287
Commercial	16,227	34,134	50,361
Real Estate Mortgage:
Commercial – Owner Occupied	7,536	139,913	147,449
Commercial – Non-owner Occupied	48,244	155,972	204,216
Residential – 1 to 4 Family	11,865	126,903	138,768
Residential – Multifamily	3,865	16,261	20,126
Consumer	229	18,545	18,774
Total	$97,179	$527,938	$625,117

Note  6.   Bank Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of Company premises and equipment as of December 31, 2012 and 2011 is as follows:

	Estimated Useful lives	2012	2011
		(Amounts in thousands)

Land		$820	$820
Building and improvements	40 yrs-Life of lease	3,992	4,059
Furniture and equipment	5 - 10 years	1,800	1,508
Total premises and equipment		6,612	6,387
Less: accumulated depreciation and amortization		(2,623)	(2,265)
Premises and equipment, net		$3,989	$4,122

Depreciation and amortization expense was $358 thousand and $366 thousand in 2012 and 2011, respectively.

The Company has non-cancelable operating lease agreements related to its Northfield and Philadelphia branch offices. The term of the Northfield lease is for 5 years and runs through May 2017 with one 5-year renewal option. The term of the Philadelphia lease is for 10 years and runs through June 2016 with two 5-year renewal options. The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch offices.  At December 31, 2012, the required future minimum rental payments under these leases and other equipment operating leases are as follows:

Years Ending December 31,	(Amounts in thousands)

2013	140
2014	140
2015	140
2016	107
2017	31
Total minimum lease payments	$558

Rent expense was approximately $138 thousand in 2012 and $125 thousand in 2011.

Note  7.   OREO

OREO at December 31, 2012 was $26.1 million, compared to $19.4 million at December 31, 2011, an increase of $6.7 million. The real estate owned consisted of 33 properties, the largest being a condominium development at $12.8 million. This property was sold in 2010 but does not qualify for a sales treatment under GAAP because of continuing involvement by the Company in the form of financing. During 2012, the Company disposed of $3.5 million of OREO, recognizing a loss of $388,000 compared to $3.5 million of OREO sold in 2011, recognizing a loss of $44,000. Also during 2012, the Company wrote down OREO property by $611,000 compared to $514,000 in 2011, based on a decline in appraised values. In addition, the Company contributed a house carried at $139,000 to Habitat for Humanity. There was no valuation allowance related to OREO as of December 31, 2012 and 2011. Operating expenses related to OREO, net of related income, for 2012 and 2011, were $1.5 million and $642,000, respectively.

An analysis of OREO activity for the years ended December 31, 2012 and 2011 is as follows:

	For the Year Ended December 31,
	2012	2011
	(Amounts in thousands)
Balance at beginning of period	$19,410	$16,701
Real estate acquired in settlement of loans	11,095	1,879
Sales of real estate	(3,533)	(3,414)
Loss on sale of real estate	(388)	(44)
Write-down of real estate carrying values	(611)	(514)
Contribution of OREO property	(139)	—
Capitalized improvements to real estate	223	4,802
Balance at end of period	$26,057	$19,410

Note  8.   Deposits

Deposits at December 31, 2012 and 2011 consisted of the following:

	2012	2011
	(Amounts in thousands)

Demand deposits, noninterest-bearing	$30,342	$31,146
Demand deposits, interest-bearing	21,249	19,307
Money market deposits	84,946	92,576
Savings deposits	230,621	213,411
Time deposits of $100,000 or more	109,941	108,598
Other time deposits	138,356	146,867
Brokered time deposits	21,752	22,950
Total deposits	$637,207	$634,855

Scheduled maturities of certificates of deposit at December 31, 2012 are as follows:

Years Ending December 31,	(Amounts in thousands)

2013	$195,898
2014	43,484
2015	10,350
2016	8,151
2017	12,166
Thereafter	—
Total	$270,049

Deposits from related parties totaled approximately $5,767,000 and $6,705,000 at December 31, 2012 and 2011, respectively.

Note  9.   Borrowings

An analysis of borrowings as of December 31, 2012 and 2011 is as follows:

		2012		2011
	Maturity Date or Range	Amount	Weighted Average Rate	Amount	Weighted Average Rate
		(Amounts in thousands, except rates)
Borrowed funds:
Federal Home Loan Bank repurchase agreements	May 2013	$5,000	2.65%	$5,000	2.65%

Other repurchase agreements	July 2013	$5,000	4.91%	$5,000	4.91%

Federal Home Loan Bank advances	Less than one year	$—	—	$30,000	0.32%
	One to three years	20,448	1.29%	19,900	1.18%
	Three to five years	—	—	707	5.19%
	Five to ten years	—	—	—	—
	Total	$20,448		$50,607

Subordinated debentures, capital trusts	November 2035	$5,155	1.97%	$5,155	1.94%
	November 2035	5,155	1.97%	5,155	1.94%
	September 2037	3,093	1.81%	3,093	1.80%
	Total	$13,403		$13,403

At December 31, 2012, the Company had a $100.9 million line of credit from the FHLBNY, of which $25.4 million, as detailed above, was outstanding.

Certain investment securities (Note 3), loans (Note 4), and FHLBNY stock are pledged as collateral for borrowings.

Subordinated Debentures – Capital Trusts:  On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 1.97% at December 31, 2012. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On August 23, 2005, Parke Capital Trust II, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of fixed/variable rate capital trust pass-through securities to investors. Currently, the interest rate is variable at 1.97%. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% beginning November 23, 2010. Parke Capital Trust II purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On June 21, 2007, Parke Capital Trust III, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $3,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.50% and was 1.81% at December 31, 2012. Parke Capital Trust III purchased $3,093,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after December 15, 2012, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on September 15, 2037.   The proceeds were contributed to paid-in capital at the Bank.

Note  10.   Income Taxes

Income tax expense for 2012 and 2011 consisted of the following:

	2012	2011
	(Amounts in thousands)

Current tax expense:
Federal	$4,405	$5,808
State	1,180	1,517
	5,585	7,325
Deferred tax benefit	(1,343)	(1,801)
Income tax expense	$4,242	$5,524

The components of the net deferred tax asset at December 31, 2012 and 2011 are as follows:

	2012	2011
	(Amounts in thousands)

Deferred tax assets
Allowance for loan losses	$7,735	$7,894
Minimum pension liability	2,262	2,175
Stock compensation	30	30
Depreciation	221	211
Capitalized OREO expense	1,551	518
OTTI write down on securities	1,217	1,353
	13,016	12,181
Deferred tax liabilities:
Discount accretion	16	(27)
Deferred loan costs	(735)	(674)
Investment securities available for sale	(399)	(310)
BOLI	—	(576)
	(1,118)	(1,587)
Net deferred tax asset	$11,898	$10,594

A reconciliation of the Company’s effective income tax rate with the statutory federal rate for 2012 and 2011 is as follows:

	2012	2011
	(Amounts in thousands)

At Federal statutory rate	$4,309	$4,805
Adjustments resulting from:
State income taxes, net of Federal tax benefit	657	714
BOLI – Reversal of DTA	(647)	—
Other	(77)	5
	$4,242	$5,524

The decrease in income tax expense is due to the change to an alternative tax methodology for BOLI income whereby it is treated on a tax free basis.

Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustments to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or local tax authorities for years before 2009, and by the State of New Jersey for years before 2008.

Note  11.   Retirement Plans

The Company has a Supplemental Executive Retirement Plan (“SERP”) covering certain members of management.  The net periodic SERP pension cost was approximately $135 thousand in 2012 and $353 thousand in 2011.  The unfunded benefit obligation, which was included in other liabilities, was approximately $3,137,000 at December 31, 2012 and $3,002,000 at December 31, 2011.

The benefit obligation at December 31, 2012 and December 31, 2011 was calculated as follows:

	2012	2011
	(Amounts in thousands)
Benefit obligation, January 1	$3,002	$2,649
Service cost	(6)	232
Interest cost	165	120
(Gain) loss	(24)	1
Benefit obligation, December 31	$3,137	$3,002

The net periodic pension cost for 2012 and 2011 was calculated as follows:

	2012	2011
	(Amounts in thousands)
Service cost	$(6)	$232
Interest cost	165	120
(Gain) loss	(24)	1
Prior service cost recognized	—	—
	$135	$353

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.5% for both 2012 and 2011.  Annual benefit payments are estimated at $0 for 2013 through 2015, $113 thousand for 2016, $227 thousand for 2017, $287 thousand for 2018, $318 thousand for 2019 through 2022 and $4.0 million thereafter.

The Company has a 401K Plan covering substantially all employees.  Under the Plan, the Company is required to contribute 3% of all qualifying employees’ eligible salary to the Plan. The Plan expense in 2012 was $109 thousand and $98 thousand in 2011.

Note  12.   Regulatory Matters

On April 9, 2012, the Bank entered into Consent Orders with the FDIC and the New Jersey Department of Banking and Insurance (the “Department”).  Under the Consent Orders, the terms of which are substantially identical, the Bank is required, among other things, subject to review and approval by the FDIC and the Department: (i) to adopt and implement a plan to reduce the Bank’s position in delinquent or classified assets; (ii) to adopt and implement a program providing for a periodic independent review of the Bank’s loan portfolio and the identification of problem credits; (iii) to review and revise the Bank’s loan policies and procedures to address identified lending deficiencies; and (iv) to adopt and implement a plan to reduce and manage each of the concentrations of credit identified by the FDIC and the Department.

The Consent Orders also require the Bank to obtain the prior approval of the FDIC and the Department before declaring or paying any dividend or appointing or changing the title or responsibilities of any director or senior executive officer.  Additional regulatory provisions require FDIC prior approval before the Bank enters into any employment agreement or other agreement or plan providing for the payment of a “golden parachute payment” or the making of any golden parachute payment.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2012 and 2011, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2012 and 2011, the Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action.  Prompt corrective action provisions are not applicable to bank holding companies. There are no conditions or events since December 31, 2012 that management believes have changed the Bank's capital category.

To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following tables.

	Actual		For Capital Adequacy Purposes		To be Well- Capitalized Under Prompt Corrective Action Provisions
Parke Bancorp, Inc.	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of December 31, 2012	(Amounts in thousands except ratios)

Total Risk Based Capital	$105,640	16.25%	$51,998	8%	$	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$97,382	14.98%	$25,999	4%	$	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$97,382	12.60%	$30,917	4%	$	N/A	N/A
(to Average Assets)

As of December 31, 2011

Total Risk Based Capital	$98,992	15.5%	$51,209	8%		N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$90,851	14.2%	$25,604	4%		N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$90,851	12.1%	$30,122	4%		N/A	N/A
(to Average Assets)

Parke Bank
As of December 31, 2012

Total Risk Based Capital	$105,714	16.26%	$51,998	8%		$64,998	10%
(to Risk Weighted Assets)

Tier 1 Capital	$97,456	14.99%	$25,999	4%		$38,999	6%
(to Risk Weighted Assets)

Tier 1 Capital	$97,456	12.61%	$30,917	4%		$38,646	5%
(to Average Assets)

As of December 31, 2011

Total Risk Based Capital	$98,817	15.4%	$51,208	8%		$64,010	10%
(to Risk Weighted Assets)

Tier 1 Capital	$90,676	14.2%	$25,604	4%		$38,406	6%
(to Risk Weighted Assets)

Tier 1 Capital	$90,676	12.0%	$30,122	4%		$37,652	5%
(to Average Assets)

Note  13.   Shareholders’ Equity

Common Stock Dividend:  In May 2012 and May 2011 the Company paid a 10% common stock dividend to shareholders (488,383 and 443,945 shares respectively). All share and per share information has been retroactively adjusted to give effect to this stock dividend for the periods presented.

Treasury Stock:  No transactions occurred in 2012 or 2011 for the repurchase of Company stock.

Stock Options:  In 1999, 2002 and 2003, the shareholders approved the Company’s Employee Stock Option Plans and in 2005 the shareholders approved the Company’s Directors and Employee Stock Option Plan (the “Plans”). The Plans are “non-qualified” stock option plans.  Reserved for issuance upon the exercise of options granted or to be granted by the Board of Directors is an aggregate of 148,181 shares of common stock as of December 31, 2012.  All options issued under the Plans were fully vested upon issuance.  All directors and certain officers and employees of the Company have been granted options under the Plans.  All stock option amounts and prices included in the following discussions have been adjusted for stock dividends.

There were no option awards, and hence no net compensation expenses for both 2012 and 2011.

Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant.  No options were awarded or exercised in 2012. All options issued have 10 year contractual terms and were fully vested as of December 31, 2012.

At December 31, 2012, there were 148,181 shares available for grant under the Plans.

The following table summarizes stock option activity for the year ended December 31, 2012.

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding at January 1, 2012	415,708	$9.01
Granted	—	$—
Exercised	9,332	$3.75
Expired/terminated	49,534	$8.25
Outstanding at December 31, 2012	356,842	$9.36	2.4	$—

Exercisable at December 31, 2012	356,842	$9.36	2.4	$—

Stock options outstanding and exercisable at December 31, 2012 are as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price

$5.25	55,287	0.4	$5.25
$7.42	11,010	1.3	$7.42
$8.91	44,424	2.2	$8.91
$10.39	229,285	3.0	$10.39
$11.28	16,836	3.8	$11.28
	356,842	2.4	$9.36

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

In November of 2012, the U.S. Treasury held an auction and sold its investment in the preferred stock to institutional investors. Restrictions related to the CPP have been lifted. The warrants for 399,006 shares of common stock, with an exercise price of $6.12 per share, remain outstanding as of December 31, 2012.

The Company has recorded dividends in the approximate amount of $815 thousand for each of the years ended December 31, 2012 and 2011. All dividend amounts through December 31, 2012 have been paid. The preferred stock qualifies for and is accounted for as equity securities and is included in the Company’s Tier I capital on the date of receipt.

Note  14.   Other Related Party Transactions

A member of the Board of Directors is a principal of a commercial insurance agency that provides all the insurance coverage for the Company.  The cost of the insurance was approximately $361 thousand in 2012 and $184 thousand in 2011.  An insurance agency owned by another Board Member provides employee benefits (medical insurance, life insurance, and disability insurance).  The cost of these employee benefits totaled $493 thousand in 2012 and $420 thousand in 2011.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company evaluates each customer’s credit-worthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation.  Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties.  As of December 31, 2012 and 2011, commitments to extend credit amounted to approximately $50.8 million and $54.8 million, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  As of December 31, 2012 and 2011, standby letters of credit with customers were $5.8 million and $6.9 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs.  Commitments to fund fixed-rate loans were immaterial at December 31, 2012.  Variable-rate commitments are generally issued for less than one year and carry market rates of interest.  Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates.  Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

In the normal course of business, there are outstanding various contingent liabilities such as claims and legal action, which are not reflected in the financial statements.  In the opinion of management, no material losses are anticipated as a result of these actions or claims.

Note  16.   Fair Value

Fair Value Measurements

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

Level 1 Input:

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

Fair Value on a Recurring Basis:

The following is a description of the Company’s valuation methodologies for assets carried at fair value. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting measurement date.

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

Securities in Level 3 include thinly-traded and collateralized debt obligations. With the assistance of competent third-party valuation specialists, the Company utilized the following methodology to determine the fair value:

Cash flows were developed based on the estimated speeds at which the TruPS are expected to prepay (a range of 1% to 2%), the estimated rates at which the TruPS are expected to defer payments, the estimated rates at which the TruPS are expected to default (a range of 0.57% to 0.66%), and the severity of the losses on securities which default (95%). TruPS generally allow for prepayment by the issuer without a prepayment penalty any time after five years. Due to the lack of new TruPS issuances and the relatively poor conditions of the financial institution industry, a relatively modest rate of prepayment was assumed going forward. Estimates for CDRs are based on the payment characteristics of the TruPS themselves (e.g. current, deferred, or defaulted) as well as the financial condition of the TruPS issuers in the pool. Estimates for the near-term rates of deferral and CDR are based on key financial ratios relating to the financial institutions’ capitalization, asset quality, profitability and liquidity. Finally, we consider whether or not the financial institution has received TARP funding, and if it has, the amount. Longer-term rates of deferral and defaults are based on historical averages. The fair value of each bond was assessed by discounting its projected cash flows by a discount rate.  The discount rates were based on the yields of publicly traded TruPS and preferred stock issued by comparably rated banks (3 month LIBOR plus a spread of 400 to 959 basis points).

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2012 and 2011.

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
Securities Available for Sale

As of December 31, 2012
U.S. Government sponsored entities	$—	$7	$—	$7
Corporate debt obligations	—	1,524	—	1,524
Residential mortgage-backed securities	—	12,899	—	12,899
Collateralized mortgage-backed securities		968	6	974
Collateralized debt obligations	—	—	3,936	3,936
Total	$—	$15,398	$3,942	$19,340

As of December 31, 2011
U.S. Government sponsored entities	$—	$1,011	$—	$1,011
Corporate debt obligations	—	1,486	—	1,486
Residential mortgage-backed securities	—	14,461	—	14,461
Collateralized mortgage-backed securities		1,437	157	1,594
Collateralized debt obligations	—	—	3,965	3,965
Total	$—	$18,395	$4,122	$22,517

For the year ended December 31, 2012, there were no transfers between the levels within the fair value hierarchy.

The changes in Level 3 assets measured at fair value on a recurring basis are summarized as follows for the years ended December 31:

	Securities Available for Sale
	2012	2011
	(Amounts in thousands)
Beginning balance at January 1,	$4,122	$4,560
Total net losses included in:
Net loss – CMO’s	(128)	(129)
Other comprehensive loss – CDO’s	(52)	(107)
Settlements	—	(202)
Net transfers into Level 3	—	—
Ending balance December 31,	$3,942	$4,122

Fair Value on a Non-recurring Basis:

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
As of December 31, 2012
Collateral dependent impaired loans	$—	$—	$56,620	$56,620
OREO	—	—	26,057	26,057

As of December 31, 2011
Collateral dependent impaired loans	$—	$—	$72,958	$72,958
OREO	—	—	19,410	19,410

Collateral dependent impaired loans, which are measured in accordance with FASB ASC Topic 310 “Receivables”, for impairment, had a carrying amount of $56.6 million and $73.0 million at December 31, 2012 and December 31, 2011 respectively, with a valuation allowance of $547 thousand and $2.6 million at December 31, 2012 and December 31, 2011 respectively. The valuation allowance for collateral dependent impaired loans is included in the allowance for loan losses on the balance sheet. All collateral dependent impaired loans have an independent third-party full appraisal to determine the NRV based on the fair value of the underlying collateral, less cost to sell (a range of 5% to 10%) and other costs, such as unpaid real estate taxes, that have been identified, or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent. The appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are updated every 12 months or sooner if we have identified possible further deterioration in value.

OREO consists of commercial real estate properties which are recorded at fair value based upon current appraised value less estimated disposition costs, which is adjusted based upon management’s review and changes in market conditions (Level 3 inputs). Properties are reappraised annually.

Fair Value of Financial Instruments

The Company discloses estimated fair values for its significant financial instruments in accordance with FASB ASC Topic 825, “Disclosures about Fair Value of Financial Instruments”.  The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The methodologies for estimating the fair value of other financial assets and liabilities are discussed below.

For certain financial assets and liabilities, carrying value approximates fair value due to the nature of the financial instrument. These instruments include cash and cash equivalents, restricted stock, accrued interest receivable, demand and other non-maturity deposits and accrued interest payable.

The Company used the following methods and assumptions in estimating the fair value of the following financial instruments:

Investment Securities: Fair value of securities available for sale is described above. Fair value of held to maturity securities is based upon quoted market prices (Level 2 inputs).

Loans Held for Sale: Fair value represents the face value of the guaranteed portion of SBA loans pending settlement.

Loans (other than impaired):  Fair values are estimated for portfolios of loans with similar financial characteristics.  Loans are segregated by type such as commercial, residential mortgage and other consumer.  Each loan category is further segmented into groups by fixed and adjustable rate interest terms and by performing and non-performing categories. The fair value of performing loans is calculated by discounting scheduled cash flows through their estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in each group of loans (Level 2 inputs).  The estimate of maturity is based on contractual maturities for loans within each group, or on the Company’s historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic conditions.

Deposits:  The fair value of time deposits is based on the discounted value of contractual cash flows, where the discount rate is estimated using the market rates currently offered for deposits of similar remaining maturities (Level 2 inputs).

Borrowings: The fair values of FHLBNY borrowings, other borrowed funds and subordinated debt are based on the discounted value of estimated cash flows.  The discounted rate is estimated using market rates currently offered for similar advances or borrowings (Level 2 inputs).

Bank premises and equipment, customer relationships, deposit base and other information required to compute the Company’s aggregate fair value are not included in the above information. Accordingly, the above fair values are not intended to represent the aggregate fair value of the Company.

The following table summarizes the carrying amounts and fair values for financial instruments at December 31, 2012 and December 31, 2011:
	Level in Fair Value Hierarchy	December 31, 2012		December 31, 2011
		Carrying Value	Fair Value	Carrying Value	Fair Value
		(Amounts in thousands)
Financial Assets:
Cash and cash equivalents	Level 1	$76,866	$76,866	$110,228	$110,228
Investment securities AFS	(1)	19,340	19,340	22,517	22,517
Investment securities HTM	Level 2	2,066	2,239	2,032	2,080
Restricted stock	Level 2	2,223	2,223	3,565	3,565
Loans held for sale	Level 2	495	495	225	225
Loans, net	(2)	610,776	632,723	605,794	622,801
Accrued interest receivable	Level 2	2,727	2,727	3,039	3,039

Financial Liabilities:
Demand and savings deposits	Level 2	$367,158	$367,158	$356,440	$356,440
Time deposits	Level 2	270,049	271,786	278,415	280,147
Borrowings	Level 2	43,851	42,849	74,010	79,997
Accrued interest payable	Level 2	537	537	618	618

(1) See the recurring fair value table above.
(2) For non-impaired loans, Level 2; for impaired loans, Level 3.

Note  17.  Parent Company Only Financial Statements

Condensed financial information of the parent company only is presented in the following two tables:

Balance Sheets	December 31,
	2012	2011
	(Amounts in thousands)
Assets:
Cash	$53	$257
Investments in subsidiaries	97,114	90,277
Other assets	5	229
Total assets	$97,172	$90,763

Liabilities and Equity:
Subordinated debentures	$13,403	$13,403
Other liabilities	132	136
Equity	83,637	77,224
Total liabilities and equity	$97,172	$90,763

Statements of Income	Years ended December 31,
	2012	2011
	(Amounts in thousands)
Income:
Dividends from bank subsidiary	$996	$1,600
Other income	87	—
Expense:
Interest on subordinated debentures	282	256
Other expenses	269	295
	551	551
Income before income taxes	532	1,049
Provision for income taxes	—	—
Equity in undistributed income of subsidiaries	6,781	6,223
Net income	7,313	7,272
Preferred stock dividend and discount accretion	1,012	1,000
Net income available to common shareholders	$6,301	$6,272

Statements of Cash Flows
	Years ended December 31,
	2012	2011
	(Amounts in thousands)
Cash Flows from Operating Activities
Net income	$7,313	$7,272
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(6,781)	(6,223)
Changes in operating assets and liabilities:
Increase in other assets	48	(93)
Decrease in accrued interest payable and other accrued liabilities	(4)	(28)
Net cash provided by operating activities	576	928
Cash Flows from Investing Activities
Net cash used in investing activities	—	—
Cash Flows from Financing Activities
Proceeds from exercise of stock options	35
Payment of dividend on preferred stock	(815)	(815)
Net cash used in financing activities	(780)	(815)
Increase/(decrease) in cash and cash equivalents	(204)	113
Cash and Cash Equivalents, January 1,	257	144
Cash and Cash Equivalents, December 31,	$53	$257

Note  18.  Subsequent Events

Management has evaluated subsequent events through the date of issuance of the financial statements and does not believe any such events warrant recording or disclosure in these financial statements.

CORPORATE INFORMATION

PARKE BANCORP, INC.
601 Delsea Drive
Washington Township, NJ 08080
(856) 256-2500
www.parkebank.com

Board of Directors (Parke Bank and Parke Bancorp, Inc.)

Celestino R. (“Chuck”) Pennoni		Vito S. Pantilione
Chairman of the Board of Directors		President, Chief Executive and Director
Chairman & CEO - Pennoni Associates

Fred G. Choate Director	Daniel J. Dalton Director	Arret F. Dobson Director
President of Greater Philadelphia Venture Capital Corporation	Vice President with Brown & Brown	Real Estate Developer

Edward Infantolino Director	Anthony J. Jannetti Director	Jeffrey H. Kripitz Director
President of Ocean Internal Medicine Associates, P.A.	President of Anthony J. Jannetti, Inc.	Owner of Jeff Kripitz Agency

Jack C. Sheppard, Jr. Director		Ray H. Tresch Director
Executive Vice President with Bollinger Insurance		Owner of Redy Mixt Konkrete
_______________________

Parke Bancorp, Inc. Officers

Vito S. Pantilione President and Chief Executive Officer	Elizabeth A. Milavsky Executive Vice President	John F. Hawkins Senior Vice President and Chief Financial Officer
Paul E. Palmieri Senior Vice President and Corporate Secretary
________________________

Transfer Agent & Registrar Registrar and Transfer Company 10 Commerce Dr. Cranford, NJ 07016	Independent Auditors McGladrey LLP 751 Arbor Way, Suite 200 Blue Bell, PA 19422	Special Counsel Spidi & Fisch, PC 1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037

PARKE BANK

Officers

Vito S. Pantilione	Elizabeth A. Milavsky
President & Chief Executive Officer	Executive Vice President & Chief Operating Officer

John F. Hawkins	Robert Gehring
Senior Vice President & Chief Financial Officer	Senior Vice President & Chief Credit Officer

David O. Middlebrook	Paul E. Palmieri
Senior Vice President & Senior Loan Officer	Senior Vice President, Philadelphia Region

Daniel Sulpizio	Allen M. Bachman
Senior Vice President	Vice President

Dolores M. Calvello	Kathleen A. Conover
Vice President	Vice President

Gil Eubank	Ralph Gallo
Vice President	Vice President & Chief Workout Officer

Anthony “Nino” Lombardo	Lisa Perkins
Vice President & Controller	Vice President

Marlon R. Soriano	James S. Talarico
Vice President	Vice President

Marysharon Mitchell	Nicholas Pantilione
Assistant Vice President	Assistant Vice President

Mary Ann Seal	Bart Seaman
Assistant Vice President	Assistant Vice President

Frank Zangari
Assistant Vice President

Branches

Northfield Office	Main Office	Kennedy Office
501 Tilton Road	601 Delsea Drive	567 Egg Harbor Road
Northfield, NJ 08225	Washington Township, NJ 08080	Washington Township, NJ 08080
(609) 646-6677	(856) 256-2500	(856) 582-6900

Philadelphia Office	Galloway Township Office
1610 Spruce Street	67 East Jimmie Leeds Road
Philadelphia, PA 19103	Galloway Township, NJ 08205
(215) 772-1113	(609) 748-9700

Parke Bank	44 Business Capital LLC	Parke Capital Trust I
601 Delsea Drive	1787 Sentry Parkway West	Parke Capital Trust II
Washington Township, NJ 08080	Building 16, Suite 210	Parke Capital Trust III
(856) 256-2500	Blue Bell, PA 19422	601 Delsea Drive
www.parkebank.com	(215) 985-4400	Washington Township, NJ 08080
	www.44businesscapital.com	(856) 256-2500