Form 10-K, Exhibit 13
period 2013-12-31
PARKE BANCORP, INC.
filed 2014-03-21
CIK 1315399

PARKE BANCORP, INC.

2013 ANNUAL REPORT TO SHAREHOLDERS

PARKE BANCORP, INC.
2013 ANNUAL REPORT TO SHAREHOLDERS

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

To Our Shareholders:

It is a privilege to be able to report record earnings for 2013. Parke Bancorp, Inc. generated $8.46 million of net income available to common shareholders, or $1.42 per diluted common share. We are proud of this accomplishment, especially in light of the continuing weak economy combined with increased regulatory pressure and costs. The successful completion of a private placement of newly designated 6.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series B supported our strong earnings. We sold 20,000 shares at $1,000 per share. We utilized a portion of the proceeds to repurchase and retire all of the outstanding Fixed Rate Cumulative Perpetual Preferred Stock, better known as TARP. We were pleased that we were able to repurchase the TARP shares at a $1.95 million discount, in addition to avoiding the January 2014 dividend increase to 9%. Unfortunately, a last minute decision by the regulators, January 15, 2014, required us to charge off $1.0 million related to three collateralized debt investment securities, due to the “Volker Rule” in 2013. For some reason, securities backed by community bank trust preferred were exempt from this requirement, but those issued by insurance companies were not. Although an explanation for this exclusion of insurance company issued securities was not presented, we had no choice but to comply with the new regulation.

Once again growth was challenging in 2013, although our loan portfolio grew 3.9% to $654.54 million as of December 31, 2013 as compared to December 31, 2012, competition for quality loans remains fierce. Our Total Assets increased 3.2% to $794.94 million as of December 31, 2013, offset somewhat due to a decrease in cash and cash equivalents.  Total Shareholders’ Equity increased 12.1% to $93.72 million as of December 31, 2013, resulting in more than twice the regulatory capital of a “well capitalized” bank as defined by the banking regulators. This strong increase was due to the retention of earnings and the preferred stock transaction.

The primary focus of our Bank continues to be the reduction of our nonperforming loans. The Bank’s nonperforming loans decreased 24% from $47.55 million as of December 31, 2012 to $35.95 million as of December 31, 2013. The Bank’s Other Real Estate Owned (OREO) increased slightly to $28.91 million as of December 31, 2013, compared to $26.06 million as of December 31, 2012. The primary reason for the increase is the migration of troubled loans through the legal system, which in New Jersey continues to be quite challenging and a lengthy process. Nonperforming assets (nonperforming loans and OREO) decreased from 9.6% of Total Assets as of December 31, 2012 to 8.2% of Total Assets as of December 31, 2013. We are making progress on reducing our nonperforming assets, but unfortunately it is a slow process. We made a decision at the start of the “Great Recession” to work out our troubled loans rather than sell them for as little as 20 to 30 cents on the dollar. This decision may have slowed the reduction of our NPAs; however, the decision has preserved millions of dollars of capital for our shareholders, as we have averaged recovering 80 cents on a dollar for our nonperforming assets. As the economy slowly recovers, we have seen increased activity and value in the disposition of our troubled assets. However, continued municipal approval challenges have delayed many closings. We have over $10 million of contracts in place pending township and government approvals. We continue to maintain a very conservative position with a 2.8% ratio of our allowance for loan losses to total loans. Our ratio of allowance for loan losses to nonperforming loans increased to 51.6% as of December 31, 2013, compared to 39.8% as of December 31, 2012. There continues to be many risks in the economy and the real estate market, making it very important to protect the strength of the Bank with strong loan loss reserves.

National and Regional “experts” do not see much of an improvement in the economy or the real estate market in 2014. However, we are cautiously optimistic. We believe there will be opportunities in the market in 2014, and we are poised with very strong capital to take advantage of those opportunities. We have cautiously increased our lending footprint with our SBA lending and continue to remain open to increasing our lending staff with seasoned, experienced loan officers. We also remain committed to providing our customers with the latest products and technology. Enhanced online banking, mobile banking and other technology improvements are part of our business plan.

Many challenges will continue in 2014, the economy, interest rates, unemployment, regulatory pressure, competition, a host of complex government regulations and the real estate market, to name a few. Our Board of Directors, Management and Staff of Parke Bank remain committed to enhancing shareholder value by carefully growing our loan portfolio, controlling expenses, maintaining a strong capital position, with continued focus on improving asset quality, while insuring that we are poised to take advantage of opportunities when they surface. We at Parke Bank appreciate the commitment and loyalty of our shareholders and will work hard every day to ensure your trust is well placed.

C.R. “Chuck” Pennoni	Vito S. Pantilione
Chairman	President and Chief Executive Officer

Selected Financial Data
	At or for the Year Ended December, 31
	2013	2012	2011	2010	2009
Balance Sheet Data: (in thousands)
Assets	$794,943	$770,477	$790,738	$756,853	$654,198
Loans, Net	$635,981	$610,776	$605,794	$611,950	$590,997
Securities Available for Sale	$35,695	$19,340	$22,517	$27,730	$29,420
Securities Held to Maturity	$2,103	$2,066	$2,032	$1,999	$2,509
Cash and Cash Equivalents	$45,661	$76,866	$110,228	$57,628	$4,154
OREO	$28,910	$26,057	$19,410	$16,701	$—
Deposits	$626,768	$637,207	$634,855	$604,722	$520,313
Borrowings	$68,683	$43,851	$74,010	$75,616	$67,831
Equity	$92,565	$83,543	$77,273	$70,732	$61,973

Operational Data: (in thousands)
Interest Income	$36,784	$37,746	$41,309	$41,684	$40,395
Interest Expense	5,795	7,424	9,231	11,350	15,734
Net Interest Income	30,989	30,322	32,078	30,334	24,661
Provision for Loan Losses	2,700	7,300	10,450	9,001	5,300
Net Interest Income after Provision for Loan Losses	28,289	23,022	21,628	21,333	19,361
Noninterest Income (Loss)	3,426	4,368	4,725	2,709	(540)
Noninterest Expense	18,852	15,079	12,625	11,650	8,757
Income Before Income Tax Expense	12,863	12,311	13,728	12,392	10,064
Income Tax Expense	5,024	4,242	5,524	4,895	3,964
Net Income Attributable to Company and Noncontrolling Interest	7,839	8,069	8,204	7,497	6,100
Net Income Attributable to Noncontrolling Interest	(268)	(756)	(932)	(157)	—
Discount on Retirement of Preferred Shares	1,948	—	—	—	—
Preferred Stock Dividend and Discount Accretion	1,058	1,012	1,000	988	899
Net Income Available to Common Shareholders	$8,461	$6,301	$6,272	$6,352	$5,201

Per Share Data: 1
Basic Earnings per Common Share	$1.42	$1.06	$1.06	$1.08	$0.88
Diluted Earnings per Common Share	$1.42	$1.06	$1.05	$1.05	$0.88
Book Value per Common Share	$12.57	$11.35	$10.40	$9.42	$8.13

Performance Ratios:
Return on Average Assets	1.01%	0.94%	0.97%	1.05%	0.94%
Return on Average Common Equity	12.04%	9.70%	10.51%	12.19%	11.82%
Net Interest Margin	4.36%	4.12%	4.46%	4.44%	3.97%
Efficiency Ratio	54.78%	43.12%	34.18%	33.26%	33.88%

Capital Ratios:
Equity to Assets	11.64%	10.84%	9.77%	9.35%	9.47%
Tier 1 Risk-based Capital2	15.65%	14.99%	14.17%	12.93%	13.02%
Total Risk-based Capital2	16.92%	16.26%	15.44%	14.19%	14.27%

Asset Quality Ratios:
Nonperforming Loans/Total Loans	5.49%	7.55%	7.11%	4.38%	4.22%
Allowance for Loan Losses/Total Loans	2.84%	3.01%	3.09%	2.36%	2.06%
Allowance for Loan Losses/Non-performing Loans	51.62%	39.82%	43.46%	53.89%	48.74%

1 Per share computations give retroactive effect to stock dividends declared in each of 2009-2013
2 Capital ratios for Parke Bank

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

Results of Operation.

The Company recorded net income available to common shareholders of $8.5 million, or $1.42 per diluted share, and $6.3 million, or $1.06 per diluted share, for 2013 and 2012, respectively. Pre-tax earnings amounted to $12.9 million for 2013 and $12.3 million for 2012.

Total assets of $794.9 million at December 31, 2013 represented an increase of $24.5 million, or 3.2%, from December 31, 2012. Total loans amounted to $654.5 million at year end 2013 for an increase of $24.9 million, or 3.9% from December 31, 2012. Deposits declined by $10.4 million, a decrease of 1.6%. Total equity at December 31, 2013 amounted to $92.6 million and increased $9.0 million, or 10.8%, during the past year.

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

	For the Years Ended December 31,
	2013			2012
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(Amounts in thousands except Yield/ Cost data)
Assets
Loans	$644,735	$35,944	5.58%	$612,342	$36,474	5.96%
Investment securities	22,852	731	3.20%	25,870	1,026	3.97%
Federal funds sold and cash equivalents	42,489	109	0.26%	98,189	246	0.25%
Total interest-earning assets	710,076	$36,784	5.18%	736,401	$37,746	5.13%
Noninterest earning assets	63,226			58,199
Allowance for loan losses	(20,287)			(18,579)
Total assets	$753,015			$776,021

Liabilities and Equity
Interest bearing deposits
NOWs	$23,635	$127	0.54%	$19,905	$135	0.68%
Money markets	85,542	561	0.66%	92,068	734	0.80%
Savings	232,635	1,591	0.68%	223,560	1,970	0.88%
Time deposits	234,822	2,610	1.11%	256,326	3,378	1.32%
Brokered certificates of deposit	12,000	143	1.19%	23,458	266	1.13%
Total interest-bearing deposits	588,634	5,032	0.85%	615,317	6,483	1.05%
Borrowings	42,307	763	1.80%	46,165	941	2.04%
Total interest-bearing liabilities	630,941	$5,795	0.92%	661,482	$7,424	1.12%
Noninterest bearing deposits	30,714			29,157
Other liabilities	4,687			4,491
Total liabilities	666,342			695,130
Equity	86,673			80,891
Total liabilities and equity	$753,015			$776,021
Net interest income		$30,989			$30,322
Interest rate spread			4.26%			4.00%
Net interest margin			4.36%			4.12%

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

	Years ended December 31,
	2013 vs. 2012			2012 vs. 2011
	Variance due to change in			Variance due to change in
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
	(In thousands)
Interest Income:
Loans (net of deferred costs/fees)	$1,874	$(2,404)	$(530)	$(1,130)	$(2,247)	$(3,377)
Investment securities	(128)	(167)	(295)	(190)	(113)	(303)
Federal funds sold	(136)	(1)	(137)	95	22	117
Total interest income	1,610	(2,572)	(962)	(1,225)	(2,338)	(3,563)

Interest Expense:
Deposits	(271)	(1,180)	(1,451)	596	(1,991)	(1,395)
Borrowed funds	(82)	(96)	(178)	(378)	(34)	(412)
Total interest expense	(353)	(1,276)	(1,629)	218	(2,025)	(1,807)

Net interest income	$1,963	$(1,296)	$667	$(1,443)	$(313)	$(1,756)

Quarterly Financial Data (unaudited).

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprised only of normal recurring accruals) necessary for fair presentation.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Amounts in thousands, except per share amounts)
2013

Interest income	$9,510	$9,008	$8,975	$9,291
Interest expense	1,366	1,340	1,493	1,596
Net interest income	8,144	7,668	7,482	7,695
Provision for loan losses	500	200	1,000	1,000
Income before income tax expense	2,161	3,520	3,568	3,614
Income tax expense	837	1,377	1,397	1,413
Net income	1,324	2,143	2,171	2,201
Discount on retirement of preferred shares	1,948	—	—	—
Net income available to common shareholders	3,078	1,770	1,731	1,882

Net income per common share:
Basic	$0.51	$0.30	$0.28	$0.33
Diluted	$0.51	$0.30	$0.28	$0.33

2012

Interest income	$9,132	$9,084	$9,676	$9,854
Interest expense	1,703	1,786	1,920	2,015
Net interest income	7,429	7,298	7,756	7,839
Provision for loan losses	1,500	1,500	2,050	2,250
Income before income tax expense	3,618	3,280	2,247	3,166
Income tax expense1	1,348	1,365	257	1,272
Net income	2,270	1,915	1,990	1,894
Net income available to common shareholders	1,702	1,468	1,596	1,535

Net income per common share:
Basic	$0.29	$0.25	$0.27	$0.25
Diluted	$0.29	$0.25	$0.27	$0.25

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

Other Real Estate Owned (“OREO”). OREO consists of real estate properties which are recorded at fair value. All properties have an independent third-party full appraisal to determine the value, less cost to sell (a range of 5% to 10%) and other costs. The appraisal is based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are updated every 12 months or sooner if we have identified possible further deterioration in value.

Income Taxes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Realization of deferred tax assets is dependent on generating sufficient taxable income in the future.

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

Operating Results for the Years Ended December 31, 2013 and 2012

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

Net interest income increased $667,000, or 2.2%, to $31.0 million for 2013, from $30.3 million for 2012. We experienced an increase in our interest rate spread of 26 basis points, to 4.26% for 2013, from 4.00% for 2012. Our net interest margin increased 24 basis points, to 4.36% for 2013, from 4.12% for 2012. The increase is attributable to the combined effects of a lower yield on loans, an increase in the average balance of loans, offset by a lower cost of deposits.

Interest income decreased $962,000, or 2.5%, to $36.8 million for 2013, from $37.7 million for 2012. The decrease is attributable to lower yield on loans, partially offset by higher loan volumes. Loan yields have been negatively impacted by the level of non-performing loans and the general interest rate environment. Average loans for the year were $644.7 million compared to $612.3 million for 2012, while average loan yields were 5.58% for 2013 compared to 5.96% for 2012. Also, a decrease in the average volume of fed funds sold and investments in 2013 contributed to the overall decrease in interest income.

Interest expense decreased $1.6 million, or 21.9%, to $5.8 million for 2013, from $7.4 million for 2012. The decrease is primarily attributable to lower deposit volumes and a decline in the cost of funds. Average deposits for the year were $588.6 million compared to $615.3 million for 2012, while average deposit rates were 0.85% for 2013 compared to 1.05% for 2012. The Bank has been able to reprice deposits due to the current, historically low, rate environment.

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

At December 31, 2013, the Company’s allowance for loans losses was $18.6 million, as compared to $18.9 million at December 31, 2012, a decrease of $376,000 or 2.0%. The allowance for loan loss as a percentage of gross loans decreased to 2.84% of gross loans at December 31, 2013, from 3.01% of gross loans at December 31, 2012. The allowance for loan losses to nonperforming loans coverage ratio increased to 51.6% at December 31, 2013, from 39.8% at December 31, 2012. We recorded a provision for loan losses of $2.7 million for 2013 compared to $7.3 million for 2012. Refer to “Asset Quality” on Page 14 for further discussion on the allowance.

Noninterest Income. Noninterest income is principally derived from gains on the sale of SBA loans, service fees on deposit accounts, fee income from loan services and BOLI income. Noninterest income totaled $3.4 million in 2013 versus $4.4 million in 2012.

The Company recognized $2.2 million in gains from the sale of the guaranteed portion of SBA loans in 2013, compared to a gain of $3.6 million in 2012. The decrease is due to the timing of the approval from the SBA in selling loans, and the gain on the sale of loans held for sale at December 31, 2013 will be recognized in 2014 when they are sold.

During 2013, the Company recognized a gain on the sale of securities of $251,000. There were no sales of securities in 2012.

Loan fees were $702 thousand in 2013, an increase from $394 thousand in 2012. Loan fees consist primarily of prepayment fees. These loan fees are variable in nature and are dependent upon the borrowers’ course of action.

BOLI income was $363 thousand in 2013, an increase from $202 thousand in 2012. The Company increased its BOLI position by $5.0 million in the fourth quarter of 2012 in order to offset the rising cost of employee benefits.

Service charges on deposit accounts were $268 thousand in 2013, as compared to $220 thousand in 2012.

OREO losses were $662 thousand in 2013, compared to $999 thousand in 2012 due to a lower level of losses on properties sold in 2013.

During 2013, the Company was required to write-down $955,000 related to three collateralized debt obligations (“CDOs”) primarily secured by trust preferred securities (“TruPS”), due to the recently enacted Volcker Rule. Financial institutions are no longer permitted to hold these securities in portfolio and the Company must dispose of them by July 2015. The three securities, which are comprised of insurance company-issued equities, were written down to fair value at December 31, 2013.

Other noninterest income, which includes ATM fees, debit card fees, early CD withdrawal penalties, rental income and other miscellaneous income, amounted to $1.2 million in 2013 and $969 thousand in 2012. The increase was primarily related to a collection of a judgment against a title company.

Noninterest Expense. Noninterest expense for 2013 was $18.9 million, an increase of $3.8 million, or 25.0%, above 2012’s level of $15.1 million.

Compensation and benefits expense for 2013 was $6.7 million, an increase of $867,000 over 2012. The increase is attributable to routine salary increases, higher benefits expense and increased staff.

Professional services in 2013 amounted to $1.6 million, a decrease of $100,000 from 2012. The continued high level of expense is primarily the result of the legal costs related to loan and compliance matters.

Occupancy and equipment expense was $1.1 million for 2013, an increase of $44,000 over 2012.

OREO expenses increased to $4.6 million in 2013, from $1.5 million in 2012. The increase is related to the carrying costs of OREO including property taxes, insurance and maintenance associated with a greater number of real estate properties than in the prior year. Also during 2013 the Company established a reserve for potential loss on the sale of OREO totaling $2.4 million

Other operating expense decreased to $3.2 million in 2013, from $3.4 million in 2012. Other operating expense is primarily related to nonperforming loans, including force-placed insurance and payment of real estate taxes to protect the Bank’s lien position.

Income Taxes. Income tax expense amounted to $5.0 million for 2013, compared to $4.2 million for 2012, resulting in effective tax rates of 39.1% and 34.5% for the respective years. The lower income tax rate in 2012 was due to the change to an alternative tax methodology for BOLI income whereby it is treated on a tax free basis.

Discount on Retirement of Preferred Shares. During the fourth quarter of 2013, the Company completed a private placement of newly designated 6.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series B, with a liquidation preference of $1,000 per share. The Company sold 20,000 shares in the placement for gross proceeds of $20.0 million. Proceeds after expenses were $18.5 million. The Company utilized a portion of the proceeds to repurchase and retire 16,288 shares of outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock” that was originally issued to the U.S. Treasury under TARP and was subsequently sold by the U.S. Treasury to private investors.) The Company was able to repurchase these shares for an aggregate price of $14.34 million, a substantial discount of $1.95 million and also avoided the January 2014 dividend reset to 9%. The Company had previously been the successful bidder in the U.S. Treasury’s auction of the warrant that the Company had issued to the U.S. Treasury. As a result, the Company no longer has any ongoing obligation to the U.S. Treasury under TARP.

Financial Condition at December 31, 2013 and December 31, 2012

At December 31, 2013, the Company’s total assets increased to $794.9 million from $770.5 million at December 31, 2012, an increase of $24.4 million or 3.2%.

Cash and cash equivalents decreased $31.2 million to $45.7 million at December 31, 2013, from $76.9 million at December 31, 2012. The decrease in cash was utilized to fund loan growth.

Total investment securities increased to $37.8 million at December 31, 2013 ($35.7 million classified as available for sale or 94.4%) from $21.4 million at December 31, 2012, an increase of $16.4 million or 76.6%. The increase was due to a purchase of mortgage-backed securities for future liquidity purposes.

Total gross loans increased to $654.5 million at December 31, 2013, from $629.7 million at December 31, 2012, an increase of $24.8 million or 3.9%.

OREO at December 31, 2013 was $28.9 million, compared to $26.1 million at December 31, 2012, an increase of $2.8 million. The real estate owned consisted of 28 properties, the largest being a condominium development valued at $10.6 million. This property was sold in 2010 but does not qualify for a sales treatment under accounting principles generally accepted in the United States (“GAAP”) because of continuing involvement by the Company in the form of financing.

BOLI increased to $11.1 million at December 31, 2013, from $10.7 million at December 31, 2012, an increase of $363,000 or 3.4% due to accumulated earnings.

Other assets decreased to $959,000 at December 31, 2013, from $3.3 million at December 31, 2012, a decrease of $2.3 million or 70.9% due to a decrease in prepaid assets.

At December 31, 2013, the Bank’s total deposits decreased to $626.8 million from $637.2 million at December 31, 2012, a decrease of $10.4 million or 1.6%. Noninterest bearing deposits increased $5.7 million, or 18.6%, to $36.0 million at December 31, 2013, from $30.3 million at December 31, 2012. NOW and money market accounts increased $16.7 million, or 15.8%, to $122.9 million at December 31, 2013, from $106.2 million at December 31, 2012. Savings accounts decreased $6.1 million, or 2.7%, to $224.5 million at December 31, 2013, from $230.6 million at December 31, 2012. Retail certificates of deposit decreased $10.2 million, or 4.1%, to $238.1 million at December 31, 2013, from $248.3 million at December 31, 2012, as the Company reduced reliance on higher-priced certificate of deposits. Brokered deposits decreased $16.5 million, or 76.0%, to $5.2 million at December 31, 2013, from $21.8 million at December 31, 2012, a planned runoff.

Borrowings increased to $68.7 million at December 31, 2013 from $43.9 million at December 31, 2012, an increase of $24.8 million or 56.6%. The increased borrowings were used to fund the above mentioned investment security purchase.

Total shareholders’ equity increased to $93.7 million at December 31, 2013 from $83.6 million at December 31, 2012, an increase of $10.1 million or 12.1%, due to the retention of earnings and the preferred stock transaction.

Asset Quality

The Company attempts to manage the risk characteristics of its loan portfolio through various control processes, such as credit evaluations of borrowers, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances. However, the Company seeks to rely primarily on the cash flow of its borrowers as the principal source of repayment. Although credit policies are designed to minimize risk, management recognizes that loan losses will occur and the amount of these losses will fluctuate depending on the risk characteristics of the loan portfolio as well as general and regional economic conditions.

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

Delinquent loans decreased $16.4 million to $39.6 million, or 6.1% of total loans, at December 31, 2013, from $56.0 million, or 8.9% of total loans, at December 31, 2012. Delinquent loan balances by number of days delinquent at December 31, 2013 were: 31 to 89 days --- $3.6 million and 90 days and greater --- $36.0 million. Loans 90 days and more past due are no longer accruing interest.

At December 31, 2013, the Company had $36.0 million in nonperforming loans, or 5.5% of total loans, a decrease from $47.5 million, or 7.6% of total loans, at December 31, 2012. The three largest relationships in nonperforming loans are a $7.5 million residential and commercial development loan, a $5.8 million retail center loan and a $4.7 million residential mortgage loan.

At December 31, 2013, the Company had $64.9 million in nonperforming assets, which includes $36.0 million of nonperforming loans and $28.9 million of OREO, or 8.2% of total assets, a decrease from $73.6 million, or 9.6% of total assets at December 31, 2012.

At December 31, 2013, the Company had $68.9 million in loans deemed impaired, a decrease from $87.6 million at December 31, 2012. Included in impaired loans are TDRs that were in compliance with their modified terms, totaling $32.9 million and $40.0 million at December 31, 2013 and December 31, 2012, respectively.

In response to the continued high levels of impaired loans, the Company has developed and implemented several asset quality monitoring and management initiatives including the hiring of a Chief Credit Officer, creation of a Credit Risk Management Department and the establishment of a Credit Strategies Committee. Credit risk management activities include:

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

The provision for loan losses is a charge to earnings in the current year to maintain the allowance at a level management has determined to be adequate based upon the factors noted above. The provision for loan losses amounted to $2.7 million for 2013, compared to $7.3 million for 2012. Net loan charge-offs/recoveries were $3.1 million in 2013 and $7.7 million in 2012.

At December 31, 2013, the Company’s allowance for loan losses decreased to $18.7 million, from $18.9 million at December 31, 2012, a decrease of $376,000 or 2.0%. The allowance for loan loss ratio decreased to 2.84% of gross loans at December 31, 2013, from 3.01% of gross loans at December 31, 2012. The allowance for loan losses to nonperforming loans coverage ratio increased to 51.6% at December 31, 2013, from 39.8% at December 31, 2012.

We believe we have appropriately established adequate loss reserves on problem loans that we have identified and to cover credit risks that are inherent in the portfolio as of December 31, 2013. However, we believe that nonperforming and delinquent loans will continue to increase as the current recession persists. We are aggressively managing all loan relationships. Credit monitoring and tracking systems have been instituted. Updated appraisals are being obtained, where appropriate, to ensure that collateral values are sufficient to cover outstanding loan balances. Cash flow dependent commercial real estate properties are being visited to inspect current tenant lease status. Where necessary, we will apply our loan work-out experience to protect our collateral position and actively negotiate with borrowers to resolve these nonperforming loans.

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

Rate Sensitivity Analysis. The interest rate sensitivity position as of December 31, 2013, is presented in the table below. Assets and liabilities are scheduled based on maturity or repricing data except for mortgage loans and mortgage-backed securities, which are based on prevailing prepayment assumptions and expected maturities and deposits which are based on recent retention experience of core deposits. The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2013, our interest sensitive assets exceeded interest sensitive liabilities within a one year period by $25.1 million, or 82.2%, of total assets.

	As of December 31, 2013
	3 Months or Less	Over 3 Months Through 12 Months	Over 1 Year Through 3 Years	Over 3 Years Through 5 Years	Over 5 Years Through 10 Years	Total
(Amounts in thousands)
Interest-earning assets:
Loans	$75,796	$128,669	$138,738	$182,016	$110,762	$635,981
Investment securities	6,798	2,799	6,805	5,921	15,475	37,798
Federal funds sold and cash equivalents	41,383	—	—	—	—	41,383
Total interest-earning assets	$123,977	$131,468	$145,543	$187,937	$126,237	$715,162

Interest-bearing liabilities:
Regular savings deposits	$10,596	$31,789	$84,770	$77,447	$19,884	$224,486
NOW and money market deposits	7,028	21,084	56,222	34,615	3,991	122,940
Retail time deposits	35,171	86,655	90,630	25,671	13	238,140
Brokered time deposits	—	5,059	157	—	—	5,216
Borrowed funds	17,903	15,400	18,380	17,000	—	68,683
Total interest-bearing liabilities	$70,698	$159,987	$250,159	$154,733	$23,888	$659,464

Interest rate sensitive gap	$53,279	$(28,519)	$(104,616)	$33,204	$102,349	$55,697

Cumulative interest rate gap	$53,279	$24,760	$(79,856)	$(46,652)	$55,697	$—

Ratio of rate-sensitive assets to rate-sensitive liabilities	175.36%	82.17%	58.18%	121.46%	528.48%	108.45%

Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity addresses the Company's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund current and planned expenditures. Liquidity is derived from increased repayment and income from earning assets. Our loan to deposit ratio was 104.4% and 98.8% at December 31, 2013 and December 31, 2012, respectively. Funds received from new and existing depositors provided a large source of liquidity during 2013 and 2012. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support loan growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit.

Brokered deposits are a more volatile source of funding than core deposits and do not increase the deposit franchise of the Bank. In a rising rate environment, the Bank may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with the Bank, they may need to be replaced with borrowings which could increase the Bank’s cost of funds and negatively impact its interest rate spread, financial condition and results of operation. To mitigate the potential negative impact associated with brokered deposits, the Bank joined Promontory Inter Financial Network to secure an additional alternative funding source. Promontory provides the Bank an additional source of external funds through their weekly CDARS® settlement process. The rates are comparable to brokered deposits and can be obtained within a shorter period time than brokered deposits. The Bank’s CDARS deposits included within the brokered deposit total amounted to $5.2 million and $21.8 million at December 31, 2013 and December 31, 2012, respectively. To the extent that retail deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short term funds market. Longer term funding requirements can be obtained through advances from the FHLBNY. As of December 31, 2013, the Bank maintained unused lines of credit with the FHLBNY totaling $30.7 million.

As of December 31, 2013, the Bank's investment securities portfolio included $31.0 million of mortgage-backed securities that provide additional cash flow each month. The majority of the investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank's residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Presently the residential mortgage loan portfolio and certain qualifying commercial real estate loans are pledged under a blanket lien to the FHLBNY as collateral. Management is not aware of any known trends, demands, commitments or uncertainties that are reasonably likely to result in material changes in liquidity.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2013 and 2012, commitments to extend credit amounted to approximately $33.5 million and $50.8 million, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2013 and 2012, standby letters of credit with customers were $6.1 million and $5.8 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2013. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

The following table sets forth information regarding the Bank’s contractual obligations and commitments as of December 31, 2013.

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)

Retail time deposits	$121,826	$90,630	$25,671	$13	$238,140
Brokered time deposits	5,059	157	—	—	5,216
Borrowed funds	19,900	18,380	17,000	13,403	68,683
Operating lease obligations	140	247	31	—	418
Total contractual obligations	$146,925	$109,414	$42,702	$13,416	$312,457

	Amount of Commitments Expiring by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)

Loan Commitments	$14,420	$—	$—	$—	$14,420
Lines of Credit	17,995	5,168	541	9,806	33,510
Total Commitments	$32,415	$5,168	$541	$9,806	$47,930

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

MARKET PRICES AND DIVIDENDS

General

The Company's common stock is listed on the Nasdaq Capital Market under the trading symbol of "PKBK". The following table reflects high and low sales prices as reported on www.nasdaq.com during each quarter of the last two fiscal years. Prices reflect a 10% stock dividend paid in May 2013.

2013	High	Low

1st Quarter	$6.85	$4.62
2nd Quarter	$8.40	$6.42
3rd Quarter	$9.14	$7.80
4th Quarter	$9.13	$8.66

2012	High	Low

1st Quarter	$5.90	$4.50
2nd Quarter	$6.30	$4.44
3rd Quarter	$5.00	$4.55
4th Quarter	$5.71	$4.52

The number of shareholders of record of common stock as of March 13, 2014, was approximately 325. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 21, 2014, there were 5,991,859 shares of our common stock outstanding.

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

Pursuant to the terms of the Series B Preferred Stock, the Company may not pay a cash dividend on the common stock unless all dividends on the Series B Preferred Stock for the then-current dividend period have been paid or set aside.

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

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. Based on our evaluation under the framework in Internal Control - Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

March 21, 2014

Vito S. Pantilione	John F. Hawkins
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Parke Bancorp, Inc. and Subsidiaries

Consolidated Financial Report
December 31, 2013

Parke Bancorp, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Parke Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Parke Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP
Blue Bell, Pennsylvania
March 21, 2014

Parke Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2013 and 2012
(in thousands except share and per share data)	December 31,	December 31,
	2013	2012
Assets
Cash and due from financial institutions	$4,278	$2,601
Federal funds sold and cash equivalents	41,383	74,265
Cash and cash equivalents	45,661	76,866
Investment securities available for sale, at fair value	35,695	19,340
Investment securities held to maturity (fair value of $2,155 at December 31, 2013
and $2,239 December 31, 2012)	2,103	2,066
Total investment securities	37,798	21,406
Loans held for sale	12,069	495
Loans, net of unearned income	654,541	629,712
Less: Allowance for loan losses	(18,560)	(18,936)
Net loans	635,981	610,776
Accrued interest receivable	2,717	2,727
Premises and equipment, net	3,864	3,989
Other real estate owned (OREO)	28,910	26,057
Restricted stock, at cost	3,618	2,223
Bank owned life insurance (BOLI)	11,106	10,743
Deferred tax asset	12,260	11,898
Other assets	959	3,297
Total Assets	$794,943	$770,477
Liabilities and Equity
Liabilities
Deposits
Noninterest-bearing deposits	$35,986	$30,342
Interest-bearing deposits	590,782	606,865
Total deposits	626,768	637,207
FHLBNY borrowings	55,280	20,448
Other borrowed funds	—	10,000
Subordinated debentures	13,403	13,403
Accrued interest payable	423	537
Other liabilities	6,504	5,339
Total liabilities	702,378	686,934
Equity
Preferred stock, 1,000,000 shares authorized, $1,000 liquidation value Series A - cumulative perpetual; issued: 0 shares at December 31, 2013 and 16,288 shares at December 31, 2012	—	16,065
Series B non-cumulative convertible; issued: 20,000 shares at December 31, 2013 and 0 at December 31, 2012	20,000	—
Common stock, $.10 par value; authorized 10,000,000 shares; Issued: 6,193,710 shares at December 31, 2013 and 5,594,793 shares at December 31, 2012	619	560
Additional paid-in capital	51,204	48,869
Retained earnings	24,308	21,068
Accumulated other comprehensive loss	(235)	(745)
Treasury stock, 210,900 shares at December 31, 2013 and December 31, 2012, at cost	(2,180)	(2,180)
Total shareholders’ equity	93,716	83,637
Noncontrolling interest in consolidated subsidiaries	(1,151)	(94)
Total equity	92,565	83,543
Total liabilities and equity	$794,943	$770,477
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2013 and 2012
(in thousands except share and per share data)	2013	2012
Interest income:
Interest and fees on loans	$35,944	$36,474
Interest and dividends on investments	731	1,026
Interest on federal funds sold and cash equivalents	109	246
Total interest income	36,784	37,746
Interest expense:
Interest on deposits	5,032	6,483
Interest on borrowings	763	941
Total interest expense	5,795	7,424
Net interest income	30,989	30,322
Provision for loan losses	2,700	7,300
Net interest income after provision for loan losses	28,289	23,022
Noninterest income
Gain on sale of SBA loans	2,225	3,582
Gain on sale of investment securities	251	—
Loan fees	702	394
Net income from BOLI	363	202
Service fees on deposit accounts	268	220
Other than temporary impairment losses	(955)	—
Portion of loss recognized in other comprehensive income (OCI) (before taxes)	—	—
Net impairment losses recognized in earnings	(955)	—
Loss on sale and write-down of real estate owned	(662)	(999)
Other	1,234	969
Total noninterest income	3,426	4,368
Noninterest expense
Compensation and benefits	6,733	5,866
Professional services	1,646	1,746
Occupancy and equipment	1,087	1,043
Data processing	482	410
FDIC insurance	1,127	1,094
OREO expense	4,563	1,529
Other operating expense	3,214	3,391
Total noninterest expense	18,852	15,079
Income before income tax expense	12,863	12,311
Income tax expense	5,024	4,242
Net income attributable to Company and noncontrolling interest	7,839	8,069
Net income attributable to noncontrolling interest	(268)	(756)
Net income attributable to Company	7,571	7,313
Discount on retirement of preferred shares	1,948	—
Preferred stock dividend and discount accretion	(1,058)	(1,012)
Net income available to common shareholders	$8,461	$6,301

Earnings per common share
Basic	$1.42	$1.06
Diluted	$1.42	$1.06
Weighted average shares outstanding
Basic	5,964,018	5,920,884
Diluted	5,965,663	5,924,226
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2013 and 2012
	For the Year ended December 31,
	2013	2012
	(in thousands)
Net income attributable to the Company and other comprehensive income:	$7,571	$7,313
Unrealized gains on securities:
Non-credit related unrealized gains on securities with OTTI	42	25
Unrealized gains (losses) on securities without OTTI	564	(247)
Tax Impact	(242)	89
Total unrealized gains (losses) on securities	364	(133)
Gross pension liability adjustments	243	23
Tax Impact	(97)	(9)
Total pension liability adjustment	146	14
Total other comprehensive income (loss)	510	(119)
Total comprehensive income	$8,081	$7,194
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Equity
Years Ended December 31, 2013 and 2012
(in thousands)
	Preferred Stock	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
	(in thousands except share data)
Balance, December 31, 2011	$15,868	5,097,078	$510	$45,844	$17,808	$(626)	$(2,180)	$77,224	$49	$77,273
Capital withdrawals by noncontrolling interest									(899)	(899)
Stock options exercised		9,332	1	34				35		35
10% common stock dividend		488,383	49	2,991	(3,041)			(1)		(1)
Net income					7,313			7,313	756	8,069
Changes in other comprehensive income						(119)		(119)		(119)
Dividend on preferred stock (5% annually)					(815)			(815)		(815)
Accretion of discount on preferred stock	197				(197)			—		—
Balance, December 31, 2012	$16,065	5,594,793	$560	$48,869	$21,068	$(745)	$(2,180)	$83,637	$(94)	$83,543

Capital withdrawals by noncontrolling interest									(1,325)	(1,325)
Stock options exercised		57,591	6	284				290		290
Issuance of Series B preferred stock	20,000			(1,461)				18,539		18,539
Repurchase of Series A preferred stock	(16,288)				1,948			(14,340)		(14,340)
Repurchase of TARP warrants				(930)	(720)			(1,650)		(1,650)
10% common stock dividend		541,326	53	4,442	(4,497)			(2)		(2)
Net income					7,571			7,571	268	7,839
Changes in other comprehensive income						510		510		510
Accrued dividend payable					(23)			(23)		(3)
Dividend on preferred stock					(816))			(816)		(816)
Accretion of discount on preferred stock	223				(223)
Balance, December 31, 2013	$20,000	6,193,710	$619	$51,204	$24,308	$(235)	$(2,180)	$93,716	$(1,151)	$92,565
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2013 and 2012
(in thousands)	2013	2012

Cash Flows from Operating Activities
Net income	$7,839	$8,069
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	337	358
Provision for loan losses	2,700	7,300
Bank owned life insurance income	(363)	(202)
Supplemental executive retirement plan expense	33	135
Gain on sale of SBA loans	(2,225)	(3,582)
SBA loans originated for sale	(29,471)	(32,199)
Proceeds from sale of SBA loans originated for sale	20,122	35,595
Loss on sale & write down of other real estate owned	662	999
Contribution of OREO property	—	139
Provision for OREO	2,417	—
Net accretion of purchase premiums and discounts on securities	(135)	3
Deferred income tax benefit	(126)	(1,343)
Other than temporary decline in value of investments	955	—
Changes in operating assets and liabilities:
Decrease in accrued interest receivable and other assets	1,733	851
Increase in accrued interest payable and other accrued liabilities	1,164	1,161
Net cash provided by operating activities	5,642	17,284
Cash Flows from Investing Activities
Purchases of investment securities available for sale	(22,026)	(4,148)
(Redemptions) purchases of restricted stock	(1,395)	1,342
Purchase of additional bank owned life insurance	—	(5,000)
Proceeds from sale and call of securities available for sale	1,257	1,000
Proceeds from maturities and principal payments on mortgage backed securities	4,178	5,940
Proceeds from sale of other real estate owned	4,223	3,533
Advances on other real estate owned	(252)	(223)
Net increase in loans	(37,808)	(23,378)
Purchases of bank premises and equipment	(113)	(225)
Net cash used in investing activities	(51,936)	(21,159)
Cash Flows from Financing Activities
Payment of dividend on preferred stock	(816)	(815)
Cash payment of fractional shares on 10% stock dividend	(2)	(1)
Minority interest capital withdrawal, net	(1,325)	(899)
Proceeds from exercise of stock options and warrants	290	35
Redemption from sale of TARP warrants	(1,650)	—
Proceeds from the issuance of Series B preferred stock, net	18,539	—
Repurchase of Series A preferred stock	(14,340)	—
Net decrease in other borrowed funds	(10,000)	—
Net increase (decrease) in FHLBNY and short term borrowings	34,832	(30,159)
Net increase (decrease) in noninterest-bearing deposits	5,644	(804)
Net (decrease) increase in interest-bearing deposits	(16,083)	3,156
Net cash provided by (used in) financing activities	15,089	(29,487)
Decrease in cash and cash equivalents	(31,205)	(33,362)
Cash and Cash Equivalents, January 1,	76,866	110,228
Cash and Cash Equivalents, December 31,	$45,661	$76,866
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$5,909	$7,505
Income taxes	$4,795	$5,600
Supplemental Schedule of Noncash Activities:
Real estate acquired in settlement of loans	$9,903	$11,095

See accompanying notes to consolidated financial statements

PARKE BANCORP, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

Note  1.   Description of Business and Summary of Significant Accounting Policies

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

The Bank is a commercial bank, which was incorporated on August 25, 1998, and commenced operations on January 28, 1999. The Bank is chartered by the New Jersey Department of Banking and Insurance and its deposits are insured by the Federal Deposit Insurance Corporation. The Bank maintains its principal office at 601 Delsea Drive, Sewell, New Jersey, and four additional branch office locations; 501 Tilton Road, Northfield, New Jersey, 567 Egg Harbor Road, Washington Township, New Jersey, 67 East Jimmie Leeds Road, Galloway Township, New Jersey and 1610 Spruce Street in Philadelphia, Pennsylvania.

The accounting and financial reporting policies of the Company and Subsidiaries conform to accounting principles generally accepted in the United States of America (“GAAP”) and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Parke Bancorp, Inc. and its wholly-owned subsidiary, Parke Bank. Also included are the accounts of 44 Business Capital Partners LLC, a joint venture formed in 2009 to originate and service Small Business Administration (“SBA”) loans. Parke Bank has a 51% ownership interest in the joint venture. Parke Capital Trust I, Parke Capital Trust II and Parke Capital Trust III are wholly-owned subsidiaries but are not consolidated because they do not meet the requirements for consolidation under applicable accounting guidance. All significant inter-company balances and transactions have been eliminated.

Investment Securities: At December 31, 2013 and 2012, the Company held investment securities that would be held for indefinite periods of time, including securities that would be used as part of the Company’s asset/liability management strategy and possibly sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as “available for sale” and are carried at fair value, with any temporary unrealized gains or losses reported as other comprehensive income, net of the related income tax effect.

At December 31, 2013 and 2012, the Company also reported investments in securities that were carried at cost, adjusted for amortization of premium and accretion of discount. The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as “held to maturity.”

Declines in the fair value of individual debt securities below their cost that are deemed to be other than temporary result in write-downs of the individual securities to their fair value. Debt securities that are deemed to be other than temporarily impaired are reflected in earnings as realized losses to the extent impairment is related to credit losses. The amount of the impairment for debt securities related to other factors is recognized in other comprehensive income (loss). In evaluating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the reasons for the decline in value, (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events, and (4) for fixed maturity securities, whether the Company intends to sell the security, or it is more likely than not that the Company will be required to sell the security before recovery of the cost basis, which may be maturity and the loss taken into earnings.

The amortization of premiums and accretion of discounts over the contractual lives of the related securities are recognized in interest income using the interest method. Gains and losses on the sale of such securities are accounted for using the specific identification method.

Restricted Stock: Restricted stock includes investments in the common stock of the Federal Home Loan Bank of New York (“FHLBNY”) and the Atlantic Central Bankers Bank for which no market exists and, accordingly, is carried at cost. The stocks have no quoted market value and are subject to redemption restrictions. Management reviews these stocks for impairment based on the ultimate recoverability of the cost basis in the stock. The stocks’ value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. Management considers such criteria as the significance of the decline in net assets, if any, the length of time this situation has persisted and the financial performance of the issuers. In addition, management considers any commitments by the FHLBNY to make payments required by law or regulation, the impact of legislative and regulatory changes on the customer base of the FHLBNY and the liquidity position of the FHLBNY.

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

Troubled Debt Restructurings: Troubled debt restructurings (“TDRs”) are loans for which the Company, for legal or economic reasons related to a debtor’s financial difficulties, has granted a concession to the debtor that it otherwise would not have considered. Concessions that result in the categorization of a loan as a TDR include:

•	Reduction (absolute or contingent) of the stated interest rate;
•	Extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk;

•	Reduction (absolute or contingent) of the face amount or maturity amount of the debt as stated in the instrument or other agreement; or
•	Reduction (absolute or contingent) of accrued interest.

TDRs are reported as impaired loans. Interest income on TDR loans is recognized consistent with the Company’s nonaccrual loan policy stated above.

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

Allowance for Loan Losses: The allowance for loan losses is maintained through charges to the provision for loan losses in the Consolidated Statements of Income as losses are estimated to have occurred. Loans or portions thereof that are determined to be uncollectible are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses in the balance of the loan portfolio, based on an evaluation of collectability of existing loans and prior loss experience. When evaluating the adequacy of the allowance, an assessment of the loan portfolio will typically take into consideration changes in the composition and volume of the loan portfolio, overall portfolio quality and past loss experience, review of specific problem loans, current economic conditions which may affect borrowers’ ability to repay, changes in values of collateral and other factors which may warrant current recognition. Such periodic assessments may, in management’s judgment, require the Company to recognize additions or reductions to the allowance.

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

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, including TDRs. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value for collateral-dependent loans or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical charge-off experience and incurred losses given the Company’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not reflected in the historical loss or risk rating data.

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

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that ultimately would be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more-likely-than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits would be recognized in income tax expense on the income statement.

The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2013 or 2012. The Company does not have an accrual for uncertain tax positions as of December 31, 2013 or 2012, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2010 and thereafter are subject to further examination by tax authorities, with the exception of the State of New Jersey for which tax returns for all years 2009 and thereafter are subject to further examination.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the allowance for loan losses, other than temporary impairment losses on investment securities, the valuation of deferred income taxes, and carrying value of OREO.

Segment Reporting: The Company operates one reportable segment of business, “community banking”. Through its community banking segment, the Company provides a broad range of retail and community banking services.

Reclassifications: Certain items in the 2012 financial statements have been reclassified to conform to the 2013 presentation. Such reclassifications have no impact on prior year earnings and shareholders’ equity.

Comprehensive Income: Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under GAAP, are excluded from net income, including unrealized gains and losses on available for sale securities.

Accumulated other comprehensive loss consisted of the following at December 31, 2013 and 2012:

	2013	2012
	(Amounts in thousands)
Securities:
Non-credit unrealized losses on available for sale securities with OTTI	$(457)	$(499)
Unrealized gains (losses) on available for sale securities without OTTI	65	(499)
Minimum pension liability	—	(244)
Tax impact	157	497
	$(235)	$(745)

Earnings Per Common Share: Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options outstanding and convertible preferred stock. To the extent that stock equivalents are anti-dilutive, they have been excluded from the earnings per share calculation. Both basic and diluted earnings per share computations give retroactive effect to a stock dividend declared and paid in 2013 and 2012 (Note 13). Earnings per common share have been computed based on the following for 2013 and 2012:

	2013	2012
	(Amounts in thousands, except share data)
Basic earnings per common share
Net income available to common shareholders	$8,461	$6,301
Average common shares outstanding	5,964,018	5,920,884
Basic earnings per common share	$1.42	$1.06

Diluted earnings per common share
Net income available to common shareholders	$8,461	$6,301
Average common shares outstanding	5,964,018	5,920,884
Dilutive potential common shares	1,645	3,342
Total diluted average common shares outstanding	5,965,663	5,924,226
Diluted earnings per common share	$1.42	$1.06

For 2013 and 2012, options to purchase 319,586 shares and 296,024 shares, respectively, were outstanding but were not included in the computation of diluted EPS because the options’ common stock equivalents and preferred stock were anti-dilutive.

Statement of Cash Flows: Cash and cash equivalents include cash and due from financial institutions and federal funds sold. For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis.

Recently Issued Accounting Pronouncements:

In January 2014, the FASB issued ASU 2014-04, "Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure." ASU 2014-04 clarifies that an in-substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (a) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (b) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, ASU 2014-04 requires interim and annual disclosure of both (a) the amount of foreclosed residential real estate property held by the creditor and (b) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in ASU 2014-04 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. An entity can elect to adopt the amendments using either a modified retrospective transition method or a prospective transition method. Early adoption is permitted. The Company is currently evaluating the impact of these amendments.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments in ASU 2013-11 include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments in this Update are expected to reduce diversity in practice by providing guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company is currently evaluating the impact of these amendments.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Topic 220)”. The amendments in this update aim to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company adopted the amendments of ASU 2013-02 effective January 1, 2013 and has applied the amendments retrospectively. Adoption of this update did not have a material impact on the Company’s financial position or results of operations.

In January 2013, the FASB issued ASU 2013-01, “Balance Sheet, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (Topic 210)”. The amendments in this update clarify that the scope of

ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. Adoption of this update did not have a material impact on the Company’s financial position or results of operations.

Note  2.   Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Company as of December 31, 2013 or 2012, because reserve requirements were covered by vault cash.

Note  3.   Investment Securities

The following is a summary of the Company's investment in available for sale and held to maturity securities as of December 31, 2013 and 2012:

As of December 31, 2013	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
Available for sale:	(Amounts in thousands)

Corporate debt obligations	$500	$6	$—	$—	$506
Residential mortgage-backed securities	30,422	285	257	—	30,450
Collateralized mortgage obligations	564	31	—	—	595
Collateralized debt obligations	4,601	—	—	457	4,144
Total available for sale	$36,087	$322	$257	$457	$35,695

Held to maturity:
States and political subdivisions	$2,103	$52	$—	$—	$2,155

As of December 31, 2012	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
Available for sale:	(Amounts in thousands)

U.S. Government sponsored entities	$7	$—	$—	$—	$7
Corporate debt obligations	1,500	24	—	—	1,524
Residential mortgage-backed securities	12,359	540	—	—	12,899
Collateralized mortgage obligations	916	58	—	—	974
Collateralized debt obligations	5,556	—	1,121	499	3,936
Total available for sale	$20,338	$622	$1,121	$499	$19,340

Held to maturity:
States and political subdivisions	$2,066	$173	$—	$—	$2,239

The amortized cost and fair value of debt securities classified as available for sale and held to maturity, by contractual maturity, as of December 31, 2013, are as follows:

	Amortized Cost	Fair Value
	(Amounts in thousands)
Available for sale:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	5,101	4,650
Residential mortgage-backed securities and collateralized mortgage obligations	30,986	31,045
Total available for sale	$36,087	$35,695

Held to maturity:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	2,103	2,155
Total held to maturity	$2,103	$2,155

Expected maturities will differ from contractual maturities for mortgage related securities because the issuers of certain debt securities do have the right to call or prepay their obligations without any penalties.

During the year ending December 31, 2013, the Company sold 2 investment securities with a carrying value of $6,500, recognizing a gain of $250,496. There were no sales of investment securities during the year ending December 31, 2012.

Securities with a carrying value of $12.3 million and $4.2 million, respectively, were pledged to secure public deposits at December 31, 2013 and 2012.

The following tables show the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other than temporarily impaired (“OTTI”), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2013 and December 31, 2012:

As of December 31, 2013	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Residential mortgage-backed securities	25,286	257	—	—	25,286	257
Total available for sale	$25,286	$257	$—	$—	$25,286	$257

As of December 31, 2012	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Collateralized debt obligations	—	—	3,629	1,121	3,629	1,121
Total available for sale	$—	$—	$3,629	$1,121	$3,629	$1,121

Residential Mortgage-Backed Securities

The unrealized losses on the Company’s investment in mortgage-backed securities relates to eight securities. The losses were caused by movement in interest rates. The securities were issued by FNMA, a government sponsored entity.  Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider the investment in these securities to be OTTI at December 31, 2013.

Other Than Temporarily Impaired Debt Securities

The Company assesses whether we intend to sell or whether it is more likely than not that we will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered OTTI and that we do not intend to sell and will not be required to sell prior to recovery of our amortized cost basis, we separate the amount of the impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security’s fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income.

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

The following table presents a roll-forward of the credit loss component of the amortized cost of debt securities that we have written down for OTTI and the credit component of the loss that is recognized in earnings. OTTI recognized in earnings for credit-impaired debt securities is presented as additions in two components based upon whether the current period is the first time the debt security was credit-impaired (initial credit impairment) or is not the first time the debt security was credit impaired (subsequent credit impairments). The credit loss component is reduced if we sell, intend to sell or believe we will be required to sell previously credit-impaired debt securities. Additionally, the credit loss component is reduced if we receive cash flows in excess of what we expected to receive over the remaining life of the credit-impaired debt security, the security matures, or is fully written down. Changes in the credit loss component of credit-impaired debt securities were as follows for 2013 and 2012:

	2013	2012
	(Amounts in thousands)
Beginning balance	$1,219	$1,950
Initial credit impairment	—	—
Subsequent credit impairments	—	—
Increases for impairment recognized in earnings due to intent or requirement to sell	955	—
Reductions for securities sold	(994)	—
Reductions for securities deemed worthless(1)	(54)	(731)
Reductions for increases in cash flows expected to be collected	—	—
Ending balance	$1,126	$1,219
(1) Reduction due to credit losses applied to private label CMO tranche.

A summary of investment gains and losses recognized in income during the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
	(Amounts in thousands)
Available for sale securities:
Realized gains	$251	$—
Realized (losses)	—	—
Other than temporary impairment	(955)	—
Total available for sale securities	$(704)	$—

Held to maturity securities:
Realized gains	$—	$—
Realized (losses)	—	—
Other than temporary impairment	—	—
Total held to maturity securities	$—	$—

The Company recognized a gain of $251,000 from the sale of FNMA and FHLMC preferred stock.

During 2013, the Company was required to write-down $955,000 related to three collateralized debt obligations (“CDOs”) primarily secured by trust preferred securities (“TruPS”), due to the recently enacted Volcker Rule. Financial institutions are no longer permitted to hold these securities in portfolio and the Company must dispose of them by July 2015.

The Company did not recognize any gains or losses in 2012.

Note  4.   Loans

The portfolio of loans outstanding consists of:

	December 31, 2013		December 31, 2012
	Amount	Percentage of Total Loans	Amount	Percentage of Total Loans
	(Amounts in thousands)
Commercial and Industrial	$23,001	3.5%	$21,925	3.5%
Real Estate Construction:
Residential	7,389	1.1	7,331	1.2
Commercial	43,749	6.7	41,875	6.6
Real Estate Mortgage:
Commercial – Owner Occupied	170,122	26.0	157,616	25.0
Commercial – Non-owner Occupied	220,364	33.7	221,731	35.2
Residential – 1 to 4 Family	148,160	22.6	140,164	22.3
Residential – Multifamily	24,103	3.7	21,181	3.4
Consumer	17,653	2.7	17,889	2.8
Total Loans	$654,541	100.0%	$629,712	100.0%

At December 31, 2013 and 2012, approximately $132.4 million and $133.6 million, respectively, of loans were pledged to the FHLBNY on borrowings (Note 9). This pledge consists of a blanket lien on residential mortgages and certain qualifying commercial real estate loans.

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

The Company originates secured loans for business purposes. Loans are made to provide working capital to businesses in the form of lines of credit, which may be secured by accounts receivable, inventory, equipment or other assets. The financial condition and cash flow of commercial borrowers are closely monitored by means of corporate financial statements, personal financial statements and income tax returns. The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan. The Company’s general policy is to obtain personal guarantees from the principals of the commercial loan borrowers. Such loans are made to businesses located in the Company’s market area.

With respect to construction loans to developers and builders that are secured by non-owner occupied properties, the Company generally requires the borrower to have had an existing relationship with the Company and have a proven record of success. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analyses of the developers and property owners. Construction loans are generally underwritten based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Commercial real estate loans, including multi-family loans, are subject to underwriting standards and processes similar to commercial loans, in addition to those of real estate loans. Commercial real estate loans may be riskier than those for one-to-four family residences and are typically larger in dollar size. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. The repayment of these loans is generally largely dependent on the successful operation and management of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location within our market area. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. The Company also monitors economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2013, approximately 26.0% of the outstanding principal balance of the Company’s commercial real estate loans were secured by owner-occupied properties.

The Company originates adjustable and fixed-rate residential mortgage loans. Such mortgage loans are generally originated under terms, conditions and documentation acceptable to the secondary mortgage market. Although the Company has placed all of these loans into its portfolio, a substantial majority of such loans can be sold in the secondary market or pledged for potential borrowings.

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

Concentrations of Credit: Most of the Company's lending activity occurs within the areas of southern New Jersey and southeastern Pennsylvania, as well as other markets. Our expanded market area includes geographic areas that are actively solicited by our joint venture partner, 44 Business Capital LLC, for the origination of SBA guaranteed loans. The majority of the Company's loan portfolio consists of commercial real estate loans. As of December 31, 2013 no one industry sector exceeded 10% of total loans.  As of December 31, 2012 there was one industry sector concentration that exceeded 10% of total loans. Loans to lessors of retail buildings totaled $76.8 million, or 12.2% of total loans as of December 31, 2012.

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

An analysis of the activity of such related party loans for 2013 and 2012 is as follows:

	2013	2012
	(Amounts in thousands)

Balance, beginning of year	$16,606	$22,049
Advances	482	1,970
Less: repayments	(892)	(388)
Less: adjustments	—	(7,027)
Balance, end of year	$16,196	$16,606

The adjustment of $7.0 million in 2012 represents 4 loans by a former Board member.

An age analysis of past due loans by class follows:

December 31, 2013	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)

Commercial and Industrial	$—	$—	$122	$122	$22,879	$23,001	$—
Real Estate Construction:
Residential	—	—	967	967	6,422	7,389	—
Commercial	—	—	9,908	9,908	33,841	43,749	—
Real Estate Mortgage:
Commercial – Owner Occupied	710	1,438	976	3,124	166,998	170,122	—
Commercial – Non-owner Occupied	—	478	10,853	11,331	209,033	220,364	—
Residential – 1 to 4 Family	1,013	—	12,914	13,927	134,233	148,160	—
Residential – Multifamily	—	—	99	99	24,004	24,103	—
Consumer	32	—	115	147	17,506	17,653	—
Total Loans	$1,755	$1,916	$35,954	$39,625	$614,916	$654,541	$—

December 31, 2012	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)

Commercial and Industrial	$—	$—	$248	$248	$21,677	$21,925	$—
Real Estate Construction:
Residential	—	—	799	799	6,532	7,331	—
Commercial	—	—	12,958	12,958	28,917	41,875	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	1,218	1,218	156,398	157,616	—
Commercial – Non-owner Occupied	6,439	—	19,228	25,667	196,064	221,731	—
Residential – 1 to 4 Family	1,703	169	10,072	11,944	128,220	140,164	—
Residential – Multifamily	—	—	2,838	2,838	18,343	21,181	—
Consumer	71	49	188	308	17,581	17,889	—
Total Loans	$8,213	$218	$47,549	$55,980	$573,732	$629,712	$—

Impaired Loans: Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments.

 All impaired that are secured by real estate are assessed for recoverability based on an independent third-party full appraisal to determine the net realizable value (“NRV”) based on the fair value of the underlying collateral, less costs to sell and other costs, such as unpaid real estate taxes, that have been identified, or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent. The appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are generally updated every 12 months or sooner if we have identified possible further deterioration in value. Prior to receiving the updated appraisal, we will establish a specific reserve for any estimated deterioration, based upon our assessment of market conditions, adjusted for estimated costs to sell and other identified costs. If the NRV is greater than the loan amount, then no impairment loss exists. If the NRV is less than the loan amount, the shortfall is recognized by a specific reserve. If the borrower fails to pledge additional collateral within a ninety day period, a charge-off equal to the difference between the loan carrying value and NRV will occur. In certain circumstances, however, a direct charge-off may be taken at the time that the NRV calculation reveals a shortfall. All impaired loans are evaluated based on the criteria stated above on a quarterly basis and any change in the reserve requirements are recorded in the period identified. All partially charged-off loans remain on nonaccrual status until they are brought current as to both principal and interest and have at least six months of payment history and future collectability of principal and interest is assured.

Impaired loans are set forth in the following tables.

December 31, 2013	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Amounts in thousands)
With no related allowance recorded:
Commercial and Industrial	$—	$—	$—
Real Estate Construction:
Residential	780	1,521	—
Commercial	9,568	9,592	—
Real Estate Mortgage:
Commercial – Owner Occupied	787	842	—
Commercial – Non-owner Occupied	10,853	13,153	—
Residential – 1 to 4 Family	9,892	10,084	—
Residential – Multifamily	99	306	—
Consumer	65	65	—
	32,044	35,563	—

With an allowance recorded:
Commercial and Industrial	622	622	131
Real Estate Construction:
Residential	187	661	21
Commercial	2,168	2,225	290
Real Estate Mortgage:
Commercial – Owner Occupied	5,752	5,782	331
Commercial – Non-owner Occupied	22,234	22,234	801
Residential – 1 to 4 Family	5,430	5,857	338
Residential – Multifamily	370	370	6
Consumer	49	49	23
	36,812	37,800	1,941

Total:
Commercial and Industrial	622	622	131
Real Estate Construction:
Residential	967	2,182	21
Commercial	11,736	11,817	154
Real Estate Mortgage:
Commercial – Owner Occupied	6,539	6,624	331
Commercial – Non-owner Occupied	33,087	35,387	800
Residential – 1 to 4 Family	15,322	15,941	475
Residential – Multifamily	469	676	6
Consumer	114	114	23
	$68,856	$73,363	$1,941

December 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Amounts in thousands)
With no related allowance recorded:
Commercial and Industrial	$248	$315	$—
Real Estate Construction:
Residential	800	2,126	—
Commercial	12,891	12,891	—
Real Estate Mortgage:
Commercial – Owner Occupied	876	1,031	—
Commercial – Non-owner Occupied	19,228	22,027	—
Residential – 1 to 4 Family	8,945	9,372	—
Residential – Multifamily	2,838	2,838	—
Consumer	188	188	—
	46,014	50,788	—

With an allowance recorded:
Commercial and Industrial	500	500	10
Real Estate Construction:
Residential	187	661	24
Commercial	1,988	2,045	96
Real Estate Mortgage:
Commercial – Owner Occupied	5,718	5,748	216
Commercial – Non-owner Occupied	29,187	29,187	1,053
Residential – 1 to 4 Family	3,605	4,290	301
Residential – Multifamily	377	377	6
Consumer	—	—	—
	41,562	42,808	1,706

Total:
Commercial and Industrial	748	815	10
Real Estate Construction:
Residential	987	2,787	24
Commercial	14,879	14,936	96
Real Estate Mortgage:
Commercial – Owner Occupied	6,594	6,779	216
Commercial – Non-owner Occupied	48,415	51,214	1,053
Residential – 1 to 4 Family	12,550	13,662	301
Residential – Multifamily	3,215	3,215	6
Consumer	188	188	—
	$87,576	$93,596	$1,706

The following table presents by loan portfolio class, the average recorded investment and interest income recognized on impaired loans for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013		2012
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(Amounts in thousands)
Commercial and Industrial	$622	$31	$776	$18
Real Estate Construction:
Residential	1,476	—	1,898	57
Commercial	12,023	128	14,933	202
Real Estate Mortgage:
Commercial – Owner Occupied	6,557	301	6,854	251
Commercial – Non-owner Occupied	38,859	1,386	51,883	2,007
Residential – 1 to 4 Family	16,177	382	13,174	389
Residential – Multifamily	1,359	83	3,526	216
Consumer	115	3	189	2
Total	$77,188	$2,314	$93,233	$3,142

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

Performing TDRs (not reported as non-accrual loans) totaled $32.9 million and $40.0 million with related allowances of $1.1 million and $1.4 million as of December 31, 2013 and December 31, 2012, respectively. Non-performing TDRs totaled $18.1 million and $27.1 million with related allowances of $71,000 and $8,000 as of December 31, 2013 and December 31, 2012, respectively. All TDRs are classified as impaired loans and are included in the impaired loan disclosures above.

The following two tables detail loans modified during the years ended December 31, 2013 and 2012, including the number of modifications, the recorded investment both pre- and post-modification and the nature of the modifications made.

	2013			2012
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(Dollars in thousands)
Commercial and Industrial	—	$—	$—	2	$750	$750
Construction:
Residential	—	—	—	1	415	415
Commercial	—	—	—	11	9,938	9,938
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	—	1	3,220	3,220
Commercial – Non-owner Occupied	—	—	—	3	4,067	4,067
Residential – 1-4 Family	—	—	—	3	4,168	4,168
Residential – Multifamily	—	—	—	1	380	380
Consumer	—	—	—	—	—	—
Total	—	$—	$—	22	$22,938	$22,938

	2013				2012
	Extension	Period of Interest Only	Interest Rate Reduction	Total	Extension	Period of Interest Only	Interest Rate Reduction	Total
	(Amounts in thousands)
Commercial and Industrial	$—	$—	$—	$—	$500	$—	$—	$750
Construction:
Residential	—	—	—	—	—	—	415	415
Commercial	—	—	—	—	8,008	—	1,930	9,938
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	—	—	3,220	—	—	3,220
Commercial – Non-owner Occupied	—	—	—	—	1,156	—	2,911	4,067
Residential – 1-4 Family	—	—	—	—	924	—	3,244	4,168
Residential – Multifamily	—	—	—	—	—	380	—	380
Consumer	—	—	—	—	—	—	—	—
Total	$—	$—	$—	$—	$13,808	$380	$8,750	$22,938

The following table shows loans that were modified and deemed TDRs that subsequently defaulted during 2013 and 2012.

	2013		2012
	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
	(Amounts in thousands)

Commercial and Industrial	—	$—	1	$603
Real Estate Construction:
Residential	1	187	1	1,004
Commercial	—	—	10	8,508
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	—	—
Commercial – Non-owner Occupied	—	—	3	4,779
Residential – 1-4 Family	—	—	5	4,020
Residential – Multifamily	—	—	1	3,267
Consumer	—	—	—	—
Total	1	$187	21	$22,181

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

An analysis of the credit risk profile by internally assigned grades as of December 31, 2013 and 2012 is as follows:

At December 31, 2013	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial and Industrial	$20,270	$1,916	$815	$—	$23,001
Real Estate Construction:
Residential	6,422	—	967	—	7,389
Commercial	25,519	—	18,230	—	43,749
Real Estate Mortgage:
Commercial – Owner Occupied	162,606	2,293	5,223	—	170,122
Commercial – Non-owner Occupied	198,321	10,835	11,208	—	220,364
Residential – 1 to 4 Family	131,792	1,925	14,443	—	148,160
Residential – Multifamily	22,580	1,054	469	—	24,103
Consumer	17,538	—	115	—	17,653
Total	$585,048	$18,023	$51,470	$—	$654,541

At December 31, 2012	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial and Industrial	$18,926	$2,183	$816	$—	$21,925
Real Estate Construction:
Residential	6,345	—	986	—	7,331
Commercial	20,097	—	21,778	—	41,875
Real Estate Mortgage:
Commercial – Owner Occupied	150,990	1,121	5,505	—	157,616
Commercial – Non-owner Occupied	173,606	11,399	36,726	—	221,731
Residential – 1 to 4 Family	126,167	2,263	11,734	—	140,164
Residential – Multifamily	16,863	1,103	3,215	—	21,181
Consumer	17,701	—	188	—	17,889
Total	$530,695	$18,069	$80,948	$—	$629,712

Note 5.   Allowance for Loan Losses

The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Company's allowance for loan loss methodology includes allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." Accordingly, the methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Company's process for determining the appropriate level of the allowance for loan losses is designed to account for credit deterioration as it occurs. The provision for loan losses reflects loan quality trends, including the levels of, and trends related to, nonaccrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The provision for possible loan losses also reflects the totality of actions taken on all loans for a particular period. In other words, the amount of the provision reflects not only the necessary increases in the allowance for loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

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

An analysis of the allowance for loan losses as of and for the years ended December 31, 2013 and 2012 is as follows:

Allowance for Loan Losses:	For the year ended December 31, 2013
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance
	(Amounts in thousands)
Commercial and Industrial	$470	$(4)	$—	$125	$591
Real Estate Construction:
Residential	845	—	—	(431)	414
Commercial	1,115	—	—	(167)	948
Real Estate Mortgage:
Commercial – Owner Occupied	4,095	(77)	1	716	4,735
Commercial – Non-owner Occupied	7,379	(2,641)	—	2,792	7,530
Residential – 1 to 4 Family	4,384	(554)	210	(428)	3,612
Residential – Multifamily	312	(8)	—	85	389
Consumer	336	(3)	—	8	341
Unallocated	—	—	—	—	—
Total	$18,936	$(3,287)	$211	$2,700	$18,560

Allowance for Loan Losses:	For the year ended December 31, 2012
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance
	(Amounts in thousands)
Commercial and Industrial	$451	$(66)	$—	$85	$470
Real Estate Construction:
Residential	2,613	(1,326)	490	(932)	845
Commercial	1,971	(310)	—	(546)	1,115
Real Estate Mortgage:
Commercial – Owner Occupied	2,714	(1,058)	—	2,439	4,095
Commercial – Non-owner Occupied	6,742	(3,848)	—	4,485	7,379
Residential – 1 to 4 Family	4,190	(1,531)	—	1,725	4,384
Residential – Multifamily	278	—	—	34	312
Consumer	148	(38)	—	226	336
Unallocated	216	—	—	(216)	—
Total	$19,323	$(8,177)	$490	$7,300	$18,936

Allowance for Loan Losses, at December 31, 2013	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$131	$460	$591
Real Estate Construction:
Residential	21	393	414
Commercial	290	658	948
Real Estate Mortgage:
Commercial – Owner Occupied	331	4,404	4,735
Commercial – Non-owner Occupied	801	6,729	7,530
Residential – 1 to 4 Family	338	3,274	3,612
Residential – Multifamily	6	383	389
Consumer	23	318	341
Total	$1,941	$16,619	$18,560

Allowance for Loan Losses, at December 31, 2012	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$10	$460	$470
Real Estate Construction:
Residential	24	821	845
Commercial	96	1,019	1,115
Real Estate Mortgage:
Commercial – Owner Occupied	216	3,879	4,095
Commercial – Non-owner Occupied	1,053	6,326	7,379
Residential – 1 to 4 Family	301	4,083	4,384
Residential – Multifamily	6	306	312
Consumer	—	336	336
Total	$1,706	$17,230	$18,936

Loans, at December 31, 2013:	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$622	$22,379	$23,001
Real Estate Construction:
Residential	967	6,422	7,389
Commercial	11,736	32,013	43,749
Real Estate Mortgage:
Commercial – Owner Occupied	6,539	163,583	170,122
Commercial – Non-owner Occupied	33,087	187,277	220,364
Residential – 1 to 4 Family	15,322	132,838	148,160
Residential – Multifamily	469	23,634	24,103
Consumer	114	17,539	17,653
Total	$68,856	$585,685	$654,541

Loans, at December 31, 2012:	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$748	$21,177	$21,925
Real Estate Construction:
Residential	987	6,344	7,331
Commercial	14,879	26,996	41,875
Real Estate Mortgage:
Commercial – Owner Occupied	6,594	151,022	157,616
Commercial – Non-owner Occupied	48,415	173,316	221,731
Residential – 1 to 4 Family	12,550	127,614	140,164
Residential – Multifamily	3,215	17,966	21,181
Consumer	188	17,701	17,889
Total	$87,576	$542,136	$629,712

Note  6.   Company Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of Company premises and equipment as of December 31, 2013 and 2012 is as follows:

	Estimated Useful lives	2013	2012
		(Dollars in thousands)

Land		$820	$820
Building and improvements	12 years	4,091	3,992
Furniture and equipment	9.6 years	1,913	1,800
Total premises and equipment		6,824	6,612
Less: accumulated depreciation and amortization		(2,960)	(2,623)
Premises and equipment, net		$3,864	$3,989

Depreciation and amortization expense was $337,000 and $358,000 in 2013 and 2012, respectively.

The Company has non-cancelable operating lease agreements related to its Northfield and Philadelphia branch offices. The term of the Northfield lease is for 5 years and runs through May 2017 with one 5-year renewal option. The term of the Philadelphia lease is for 10 years and runs through June 2016 with two 5-year renewal options. The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch offices. At December 31, 2013, the required future minimum rental payments under these leases and other equipment operating leases are as follows:

Years Ending December 31,	(Amounts in thousands)

2014	140
2015	140
2016	107
2017	31
Total minimum lease payments	$418

Rent expense was approximately $140,000 in 2013 and $138,000 in 2012.

Note 7.   OREO

OREO at December 31, 2013 was $28.9 million, compared to $26.1 million at December 31, 2012, an increase of $2.8 million. The real estate owned at December 31, 2013 consisted of 28 properties, the largest being a condominium development at $10.6 million. This property was sold in 2010 but does not qualify for a sales treatment under GAAP because of continuing involvement by the Company in the form of financing. During 2013, the Company disposed of $4.2 million of OREO, recognizing a loss of $141,000 compared to $3.5 million of OREO sold in 2012, recognizing a loss of $388,000. Also during 2013, the Company wrote down OREO property by $521,000 compared to $611,000 of writedowns in 2012, based on a decline in appraised values. There was a valuation allowance related to OREO of $2.4 million as of December 31, 2013. There was no valuation allowance as of December 31, 2012. Operating expenses related to OREO, net of related income, for 2013 and 2012, were $4.6 million and $1.5 million, respectively.

An analysis of OREO activity for the years ended December 31, 2013 and 2012 is as follows:

	For the Year Ended December 31,
	2013	2012
	(Amounts in thousands)
Balance at beginning of period	$26,057	$19,410
Real estate acquired in settlement of loans	9,903	11,095
Allowance for OREO	(2,417)	—
Sales of real estate	(4,223)	(3,533)
Loss on sale of real estate	(141)	(388)
Write-down of real estate carrying values	(521)	(611)
Contribution of OREO property	—	(139)
Capitalized improvements to real estate	252	223
Balance at end of period	$28,910	$26,057

Note  8.   Deposits

Deposits at December 31, 2013 and 2012 consisted of the following:

	2013	2012
	(Amounts in thousands)

Demand deposits, noninterest-bearing	$35,986	$30,342
Demand deposits, interest-bearing	29,197	21,249
Money market deposits	93,743	84,946
Savings deposits	224,486	230,621
Time deposits of $100,000 or more	106,713	109,941
Other time deposits	131,427	138,356
Brokered time deposits	5,216	21,752
Total deposits	$626,768	$637,207

Scheduled maturities of certificates of deposit at December 31, 2013 are as follows:

Years Ending December 31,	(Amounts in thousands)

2014	$126,885
2015	60,342
2016	30,445
2017	13,608
2018	12,063
Thereafter	13
Total	$243,356

Deposits from related parties totaled approximately $5,446,000 and $5,767,000 at December 31, 2013 and 2012, respectively.

Note  9.   Borrowings

An analysis of borrowings as of December 31, 2013 and 2012 is as follows:

		2013		2012
	Maturity Date or Range	Amount	Weighted Average Rate	Amount	Weighted Average Rate

		(Amounts in thousands, except rates)
Borrowed funds:
Federal Home Loan Bank repurchase agreements	May 2013	$—	—	$5,000	2.65%

Other repurchase agreements	July 2013	$—	—	$5,000	4.91%

Federal Home Loan Bank advances	Less than one year	$19,900	1.18%	$—	—
	One to three years	18,380	0.90%	20,448	1.29%
	Three to five years	17,000	1.75%	—	—
	Five to ten years	—	—	—	—
	Total	$55,280		$20,448

Subordinated debentures, capital trusts	November 2035	$5,155	1.90%	$5,155	1.94%
	November 2035	5,155	1.90%	5,155	1.94%
	September 2037	3,093	1.74%	3,093	1.80%
	Total	$13,403		$13,403

At December 31, 2013, the Company had an $85.9 million line of credit from the FHLBNY, of which $55.3 million, as detailed above, was outstanding.

Certain investment securities (Note 3), loans (Note 4), and FHLBNY stock are pledged as collateral for borrowings.

Subordinated Debentures – Capital Trusts: On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 1.90% at December 31, 2013. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On August 23, 2005, Parke Capital Trust II, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of fixed/variable rate capital trust pass-through securities to investors. Currently, the interest rate is variable at 1.90%. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% beginning November 23, 2010. Parke Capital Trust II purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On June 21, 2007, Parke Capital Trust III, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $3,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.50% and was 1.74% at December 31, 2013. Parke Capital Trust III purchased $3,093,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after December 15, 2012, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on September 15, 2037. The proceeds were contributed to paid-in capital at the Bank.

Note  10.   Income Taxes

Income tax expense for 2013 and 2012 consisted of the following:

	2013	2012
	(Amounts in thousands)

Current tax expense:
Federal	$4,056	$4,405
State	1,094	1,180
	5,150	5,585
Deferred tax benefit	(126)	(1,343)
Income tax expense	$5,024	$4,242

The components of the net deferred tax asset at December 31, 2013 and 2012 were as follows:

	2013	2012
	(Amounts in thousands)

Deferred tax assets
Allowance for loan losses	$7,204	$7,735
Minimum pension liability	2,222	2,262
Stock compensation	29	30
Depreciation	162	221
Capitalized OREO expense	1,563	1,551
OTTI write down on securities	437	1,217
Nonaccrued interest	1,528	—
Discount accretion	27	16
	13,172	13,032
Deferred tax liabilities:
Deferred loan costs	(755)	(735)
Investment securities available for sale	(157)	(399)
	(912)	(1,134)
Net deferred tax asset	$12,260	$11,898

A reconciliation of the Company’s effective income tax rate with the statutory federal rate for 2013 and 2012 is as follows:

	2013	2012
	(Amounts in thousands)

At Federal statutory rate	$4,502	$4,309
Adjustments resulting from:
State income taxes, net of Federal tax benefit	727	657
Tax exempt income	(30)	—
Dividend exclusion	(22)	—
BOLI	(127)	—
BOLI – Reversal of DTA	—	(647)
Other	(26)	(77)
	$5,024	$4,242

During 2012 there was a change to an alternative tax methodology for BOLI income whereby it is treated on a tax free basis.

Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustments to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or local tax authorities for years before 2010, and by the State of New Jersey for years before 2009.

Note  11.   Retirement Plans

The Company has a Supplemental Executive Retirement Plan (“SERP”) covering certain members of management. The net periodic SERP pension cost was approximately $230,000 in 2013 and $135,000 in 2012. The unfunded benefit obligation, which was included in other liabilities, was approximately $3,218,000 at December 31, 2013 and $3,137,000 at December 31, 2012.

The benefit obligation at December 31, 2013 and December 31, 2012 was calculated as follows:

	2013	2012
	(Amounts in thousands)
Benefit obligation, January 1	$3,137	$3,002
Service cost	(55)	(6)
Interest cost	170	165
Gain	(34)	(24)
Benefit obligation, December 31	$3,218	$3,137

The net periodic pension cost for 2013 and 2012 was calculated as follows:

	2013	2012
	(Amounts in thousands)
Service cost	$(55)	$(6)
Interest cost	170	165
Loss (gain)	115	(24)
Prior service cost recognized	—	—
	$230	$135

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.5% for both 2013 and 2012. Annual benefit payments are estimated at $0 for 2014 and 2015, $120 thousand for 2016, $240 thousand for 2017, $302 thousand for 2018, $332 thousand for 2019 through 2023 and $4.8 million thereafter.

The Company has a 401(k) Plan covering substantially all employees. Under the Plan, the Company is required to contribute 3% of all qualifying employees’ eligible salary to the Plan. The Plan expense in 2013 was $122,000 and $109,000 in 2012.

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

On December 18, 2012, the Company entered into a Memorandum of Understanding (“MOU”) with the Federal Reserve Bank of Philadelphia (the “Federal Reserve Bank”). Pursuant to the terms of the MOU, the Company must: (i) submit an updated comprehensive capital plan to address the Bank’s long-term capital needs and the repayment of the Series A Preferred Stock; (ii) not pay any common stock dividend or pay interest on our outstanding trust preferred securities without prior Federal Reserve Bank approval if the Bank is less than well capitalized or the payment would cause it to be less than well capitalized; (iii) not redeem any securities without prior Federal Reserve Bank approval or incur any debt with a maturity greater than one year; and (iv) submit various budget and cash flow projections and other reports. The Company believes it is in substantial compliance with the terms of the MOU.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2013 and 2012, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2013 and 2012, the Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action. Prompt corrective action provisions are not applicable to bank holding companies. There are no conditions or events since December 31, 2013 that management believes have changed the Bank's capital category.

To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following tables.

	Actual		For Capital Adequacy Purposes		To be Well- Capitalized Under Prompt Corrective Action Provisions
Parke Bancorp, Inc.	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of December 31, 2013	(Amounts in thousands except ratios)

Total Risk Based Capital	$115,554	17.04%	$54,259	8%	$	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$106,952	15.77%	$27,130	4%	$	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$106,952	13.94%	$30,463	4%	$	N/A	N/A
(to Average Assets)

As of December 31, 2012

Total Risk Based Capital	$105,640	16.25%	$51,998	8%		N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$97,382	14.98%	$25,999	4%		N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$97,382	12.60%	$30,917	4%		N/A	N/A
(to Average Assets)

Parke Bank
As of December 31, 2013

Total Risk Based Capital	$114,744	16.92%	$54,259	8%		$67,824	10%
(to Risk Weighted Assets)

Tier 1 Capital	$106,142	15.65%	$27,130	4%		$40,694	6%
(to Risk Weighted Assets)

Tier 1 Capital	$106,142	13.94%	$30,463	4%		$38,079	5%
(to Average Assets)

As of December 31, 2012

Total Risk Based Capital	$105,714	16.26%	$51,998	8%		$64,998	10%
(to Risk Weighted Assets)

Tier 1 Capital	$97,456	14.99%	$25,999	4%		$38,999	6%
(to Risk Weighted Assets)

Tier 1 Capital	$97,456	12.61%	$30,917	4%		$38,646	5%
(to Average Assets)

Note  13.   Shareholders’ Equity

Common Stock Dividend: In May 2013 and May 2012 the Company paid a 10% common stock dividend to shareholders (541,326 and 488,383 shares respectively). All share and per share information has been retroactively adjusted to give effect to this stock dividend for the periods presented.

Treasury Stock: No transactions occurred in 2013 or 2012 for the repurchase of Company stock.

Stock Options: In 1999, 2002 and 2003, the shareholders approved the Company’s Employee Stock Option Plans and in 2005 the shareholders approved the Company’s Directors and Employee Stock Option Plan (the “Plans”). The Plans are “non-qualified” stock option plans. Reserved for issuance upon the exercise of options granted or to be granted by the Board of Directors is an aggregate of 148,181 shares of common stock as of December 31, 2013. All options issued under the Plans were fully vested upon issuance. All directors and certain officers and employees of the Company have been granted options under the Plans. All stock option amounts and prices included in the following discussions have been adjusted for stock dividends.

There were no option awards, and hence, no net compensation expenses for both 2013 and 2012.

Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant. All options issued have 10 year contractual terms and were fully vested as of December 31, 2013.

The following table summarizes stock option activity for the year ended December 31, 2013.

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding at January 1, 2013	389,285	$8.51
Granted	—	$—
Exercised	57,591	$5.04
Expired/terminated	—	$—
Outstanding at December 31, 2013	331,694	$9.20	1.8	$65,791

Exercisable at December 31, 2013	331,694	$9.20	1.8	$65,791

Stock options outstanding and exercisable at December 31, 2013 are as follows:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life

$6.75	12,108	0.3
$8.10	48,861	1.2
$9.45	252,206	2.0
$10.26	18,519	2.8
	331,694	1.8

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

The Company received an investment in Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of $16.3 million on January 30, 2009. These proceeds were allocated between the preferred stock and warrants based on relative fair value in accordance with FASB ASC Topic 470, Debt with Conversion and Other Options. The allocation of proceeds resulted in a discount on the preferred stock that will be accreted over five years. The Company issued 359,135 common stock warrants to the U.S. Treasury and $930 thousand of those proceeds were allocated to the warrants. The warrants were accounted for as equity securities.

In November of 2012, the U.S. Treasury held an auction and sold its investment in the preferred stock to institutional investors. Restrictions related to the CPP were lifted.

In June of 2013, the U.S. Treasury held an auction to sell the warrants and the Company was the successful bidder thereby redeeming the outstanding warrants from the U.S. Treasury at a cost of $1.7 million.

In December of 2013, the Company completed a private placement of newly designated 6.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series B, with a liquidation preference of $1,000 per share.  The Company sold 20,000 shares in the placement for gross proceeds of $20.0 million. Each share of Series B Preferred Stock is convertible, at the option of the holder into 93.9496 shares of Common Stock.  Upon full conversion of the Series B Preferred Stock, the Company will issue up to 1,878,992 shares of Common Stock assuming that the Conversion Rate does not change. The Conversion Rate and the total number of shares to be issued would be adjusted for stock dividends, stock splits and other corporate actions. The Conversion Rate was set using a conversion price for the common stock of

$10.6440, which was approximately 20% over the closing price of the common stock on October 10, 2013, the day the Series B Preferred Stock was priced. Proceeds after expenses were $18.5 million. Parke Bancorp utilized a portion of the proceeds to repurchase and retire 16,288 shares of outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A. The Company was able to repurchase these shares for an aggregate price of $14.34 million, a discount of $1.9 million.

The Company has recorded dividends in the approximate amount of $1.1 million and $1.0 million for the years ended December 31, 2013 and 2012 respectively. All dividend amounts through December 31, 2013 have been paid. The preferred stock qualifies for and is accounted for as equity securities and is included in the Company’s Tier I capital on the date of receipt.

Note  14.   Other Related Party Transactions

A member of the Board of Directors is a principal of a commercial insurance agency that provides all the insurance coverage for the Company. The cost of the insurance was approximately $323,000 in 2013 and $361,000 in 2012. An insurance agency owned by another Board Member provides employee benefits (medical insurance, life insurance, and disability insurance). The cost of these employee benefits totaled $539,000 in 2013 and $493,000 in 2012.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties. As of December 31, 2013 and 2012, commitments to extend credit amounted to approximately $33.5 million and $50.8 million, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2013 and 2012, standby letters of credit with customers were $6.1 million and $5.8 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2013. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

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

Investment Securities Available for Sale:

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Securities in Level 1 are exchange-traded equities. If quoted market prices are not available for the specific security, then fair values are provided by independent third-party valuations services. These valuations services estimate fair values using pricing models and other accepted valuation methodologies, such as quotes for similar securities and observable yield curves and spreads. As part of the Company’s overall valuation process, management evaluates these third-party methodologies to ensure that they are representative of exit prices in the Company’s principal markets. Securities in Level 2 include U.S. Government agencies, mortgage-backed securities, state and municipal securities and TruPS.

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

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2013 and 2012.

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
Securities Available for Sale

As of December 31, 2013
U.S. Government sponsored entities	$—	$—	$—	$—
Corporate debt obligations	—	506	—	506
Residential mortgage-backed securities	—	30,450	—	30,450
Collateralized mortgage-backed securities		595	—	595
Collateralized debt obligations	—	—	4,144	4,144
Total	$—	$31,551	$4,144	$35,695

As of December 31, 2012
U.S. Government sponsored entities	$—	$7	$—	$7
Corporate debt obligations	—	1,524	—	1,524
Residential mortgage-backed securities	—	12,899	—	12,899
Collateralized mortgage-backed securities		968	6	974
Collateralized debt obligations	—	—	3,936	3,936
Total	$—	$15,398	$3,942	$19,340

For the year ended December 31, 2013, there were no transfers between the levels within the fair value hierarchy.

The changes in Level 3 assets measured at fair value on a recurring basis are summarized as follows for the years ended December 31:
	Securities Available for Sale
	2013	2012
	(Amounts in thousands)
Beginning balance at January 1,	$3,942	$4,122
Total net losses included in:
Net loss – CMO’s	—	(128)
Other comprehensive gain (loss) – CDO’s	202	(52)
Settlements	—	—
Net transfers into Level 3	—	—
Ending balance December 31,	$4,144	$3,942

Fair Value on a Non-recurring Basis:

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
As of December 31, 2013
Collateral dependent impaired loans	$—	$—	$41,311	$41,311
OREO	—	—	28,910	28,910

As of December 31, 2012
Collateral dependent impaired loans	$—	$—	$56,620	$56,620
OREO	—	—	26,057	26,057

Collateral dependent impaired loans, which are measured in accordance with FASB ASC Topic 310 “Receivables”, for impairment, had a carrying amount of $41.3 million and $56.6 million at December 31, 2013 and December 31, 2012 respectively, with a valuation allowance of $1.0 million and $547,000 at December 31, 2013 and December 31, 2012 respectively. The valuation allowance for collateral dependent impaired loans is included in the allowance for loan losses on the balance sheet. All collateral dependent impaired loans have an independent third-party full appraisal to determine the NRV based on the fair value of the underlying collateral, less cost to sell (a range of 5% to 10%) and other costs, such as unpaid real estate taxes, that have been identified, or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent. The appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are updated every 12 months or sooner if we have identified possible further deterioration in value.

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

The following table summarizes the carrying amounts and fair values for financial instruments at December 31, 2013 and December 31, 2012:

	Level in Fair Value Hierarchy	December 31, 2013		December 31, 2012
		Carrying Value	Fair Value	Carrying Value	Fair Value
		(Amounts in thousands)
Financial Assets:
Cash and cash equivalents	Level 1	$45,661	$45,661	$76,866	$76,866
Investment securities AFS	(1)	35,695	35,695	19,340	19,340
Investment securities HTM	Level 2	2,103	2,155	2,066	2,239
Restricted stock	Level 2	3,618	3,618	2,223	2,223
Loans held for sale	Level 2	12,069	12,069	495	495
Loans, net	(2)	635,981	641,449	610,776	632,723
Accrued interest receivable	Level 2	2,717	2,717	2,727	2,727

Financial Liabilities:
Demand and savings deposits	Level 2	$383,412	$383,412	$367,158	$367,158
Time deposits	Level 2	243,356	245,094	270,049	271,786
Borrowings	Level 2	68,683	64,185	43,851	42,849
Accrued interest payable	Level 2	423	423	537	537

(1) See the recurring fair value table above.
(2) For non-impaired loans, Level 2; for impaired loans, Level 3.

 Note  17.  Parent Company Only Financial Statements

Condensed financial information of the parent company only is presented in the following two tables:

Balance Sheets	December 31,
	2013	2012
	(Amounts in thousands)
Assets:
Cash	$1,097	$53
Investments in subsidiaries	106,311	97,114
Other assets	5	5
Total assets	$107,413	$97,172

Liabilities and Equity:
Subordinated debentures	$13,403	$13,403
Other liabilities	294	132
Equity	93,716	83,637
Total liabilities and equity	$107,413	$97,172

Statements of Income	Years ended December 31,
	2013	2012
	(Amounts in thousands)
Income:
Dividends from bank subsidiary	$2,684	$996
Other income	—	87
Total income	2,684	1,083
Expense:
Interest on subordinated debentures	255	282
Other expenses	260	269
Total expenses	515	551
Income before income taxes	2,169	532
Equity in undistributed income of subsidiaries	5,402	6,781
Net income	7,571	7,313
Discount on Series B preferred stock	1,948	—
Preferred stock dividend and discount accretion	1,058	1,012
Net income available to common shareholders	$8,461	$6,301

Statements of Cash Flows
	Years ended December 31,
	2013	2012
	(Amounts in thousands)
Cash Flows from Operating Activities
Net income	$7,571	$7,313
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(5,402)	(6,781)
Changes in operating assets and liabilities:
Increase in other assets	—	48
Increase (decrease) in accrued interest payable and other accrued liabilities	161	(4)
Net cash provided by operating activities	2,330	576
Cash Flows from Investing Activities
Net cash used in investing activities	—	—
Cash Flows from Financing Activities
Proceeds from issuance of Series B preferred stock, net	18,539	—
Redemption of Series A preferred stock	(14,340)	—
Proceeds from exercise of stock options	290	35
Payment of dividend on preferred stock	(816)	(815)
Other, net	(4,959)	—
Net cash used in financing activities	(1,286)	(780)
Increase/(decrease) in cash and cash equivalents	1,044	(204)
Cash and Cash Equivalents, January 1,	53	257
Cash and Cash Equivalents, December 31,	$1,097	$53

Note  18.  Subsequent Events

Management has evaluated subsequent events through the date of issuance of the financial statements and does not believe any such events warrant recording or disclosure in these financial statements.

CORPORATE INFORMATION

PARKE BANCORP, INC.
601 Delsea Drive
Washington Township, NJ 08080
(856) 256-2500
www.parkebank.com

Board of Directors (Parke Bank and Parke Bancorp, Inc.)

Celestino R. (“Chuck”) Pennoni	Vito S. Pantilione
Chairman of the Board of Directors	President, Chief Executive and Director
Chairman & CEO - Pennoni Associates

Fred G. Choate Director	Daniel J. Dalton Director	Arret F. Dobson Director
President of Greater Philadelphia Venture Capital Corporation	Former Vice President with Brown & Brown	Real Estate Developer

Edward Infantolino Director	Anthony J. Jannetti Director	Jeffrey H. Kripitz Director
President of Ocean Internal Medicine Associates, P.A.	President of Anthony J. Jannetti, Inc.	Owner of Jeff Kripitz Agency

Jack C. Sheppard, Jr. Director		Ray H. Tresch Director
Executive Vice President with Gallagher Bollinger Insurance		Former Owner of Redy Mixt Konkrete
_______________________

Parke Bancorp, Inc. Officers

Vito S. Pantilione President and Chief Executive Officer	Elizabeth A. Milavsky Executive Vice President	John F. Hawkins Senior Vice President and Chief Financial Officer
Paul E. Palmieri Senior Vice President and Corporate Secretary
________________________

Transfer Agent & Registrar Registrar and Transfer Company 10 Commerce Dr. Cranford, NJ 07016	Independent Auditors McGladrey LLP 751 Arbor Way, Suite 200 Blue Bell, PA 19422	Special Counsel Spidi & Fisch, PC 1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037

PARKE BANK

Officers

Vito S. Pantilione	Elizabeth A. Milavsky
President & Chief Executive Officer	Executive Vice President & Chief Operating Officer

John F. Hawkins	Robert Gehring
Senior Vice President & Chief Financial Officer	Senior Vice President & Chief Credit Officer

David O. Middlebrook	Paul E. Palmieri
Senior Vice President & Senior Loan Officer	Senior Vice President, Philadelphia Region

Daniel Sulpizio	Allen M. Bachman
Senior Vice President	Vice President

Dolores M. Calvello	Kathleen A. Conover
Vice President	Vice President

Gil Eubank	Ralph Gallo
Vice President	Vice President & Chief Workout Officer

Anthony “Nino” Lombardo	Lisa Perkins
Vice President & Controller	Vice President

Marlon R. Soriano	James S. Talarico
Vice President	Vice President

Marysharon Mitchell	Nicholas Pantilione
Assistant Vice President	Assistant Vice President

Mary Ann Seal	Bart Seaman
Assistant Vice President	Assistant Vice President

Frank Zangari
Assistant Vice President

Branches

Northfield Office	Main Office	Kennedy Office
501 Tilton Road	601 Delsea Drive	567 Egg Harbor Road
Northfield, NJ 08225	Washington Township, NJ 08080	Washington Township, NJ 08080
(609) 646-6677	(856) 256-2500	(856) 582-6900

Philadelphia Office	Galloway Township Office
1610 Spruce Street	67 East Jimmie Leeds Road
Philadelphia, PA 19103	Galloway Township, NJ 08205
(215) 772-1113	(609) 748-9700

Parke Bank	44 Business Capital LLC	Parke Capital Trust I
601 Delsea Drive	1787 Sentry Parkway West	Parke Capital Trust II
Washington Township, NJ 08080	Building 16, Suite 210	Parke Capital Trust III
(856) 256-2500	Blue Bell, PA 19422	601 Delsea Drive
www.parkebank.com	(215) 985-4400	Washington Township, NJ 08080
	www.44businesscapital.com	(856) 256-2500