Form 10-K, Exhibit 13
period 2014-12-31
PARKE BANCORP, INC.
filed 2015-03-20
CIK 1315399

PARKE BANCORP, INC.

2014 ANNUAL REPORT TO SHAREHOLDERS

PARKE BANCORP, INC.
2014 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

Page
Section One

Letter to Shareholders	1

Selected Financial Data	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

Market Prices and Dividends	19

Management’s Report on Internal Control Over Financial Reporting	21

Section Two

Report of Independent Registered Public Accounting Firm	1

Consolidated Financial Statements	2

Notes to Consolidated Financial Statements	7

Corporate Information	50

To Our Shareholders:

We experienced continued improvement in the banking industry and the overall economy in 2014. The unemployment rate continued to inch lower as real estate activity and values experienced a long awaited expansion. Parke Bancorp, Inc. also moved forward in 2014, recording another year of record earnings. We are proud that we generated record earnings in two consecutive years in a very difficult market, however, there are still many challenges that lie ahead.

Parke Bancorp’s net income available to common shareholders increased to $9.3 million in 2014, up close to 10% from 2013. Equally important, is the fact that in 2013 we had had a $1.9 million non-recurring gain on the repayment of TARP, which reinforces the strong growth in core earnings in 2014. Our earnings per share were $1.55 in 2014, an increase of 9.6% from 2013. The core earnings of our Company continue to be very strong, as we maintain a critical focus on controlling expenses. Continual regulatory changes and increased requirements places pressure on the Company’s operating costs. Like all banks in the country, we are affected by all of the new banking regulations, along with those that remain to be implemented from the Dodd Frank Act, in addition to the new Basel III capital regulations that were implemented in 2015. That is the banking world today and we will do whatever is necessary to ensure that we are in full compliance with all new (and old) regulatory requirements.

We increased our loan portfolio by 9% to $713 million. This compares favorably to our peer group, especially those banks headquartered in South Jersey, an area which  is lagging behind the national recovery rate. We added two lenders to our staff in 2014 that has helped support our loan growth. We continue to expand our loan presence in the Philadelphia, Delaware and Montgomery county areas. The Company’s asset growth was 4% to $822 million, as we carefully managed our cash position, which was slightly elevated at the end of 2013. Our excess cash position dictated a slower deposit growth rate in 2014 of 3.4% to $648 million.

We continued to focus on reducing our non-performing assets in 2014, and although we are not satisfied, we made considerable progress. The Company’s non-performing loans decreased to $26.9 million as of December 31, 2014, a reduction of 25% from December 31, 2013, and our other real estate owned properties were reduced to $20.9 million as of December 31, 2014, a reduction of 28%. The major asset, over $9 million, in the OREO category is a project in Absecon. After several years of litigation and delays, we have started marketing this project. We have executed several agreements of sale and have started to close on individual units. We have maintained the same approach to our NPAs, aggressively working to reduce this class of assets while preserving shareholder capital. As of December 31, 2014 our NPAs were 5.8% of total assets, down from 8.2% as of December 31, 2013. The Company continues to have a strong allowance for loan losses, which was 2.5% of our total loan portfolio as of December 31, 2014. This is slightly less than the 2.8% reserve as of December 31, 2013, however, the improvement in our credit quality of the loan portfolio supports the adjustment. The ratio of allowance for loan losses to non-performing loans increased to 67.1% as of December 31, 2014, a 30% improvement from December 31, 2013.

The Company’s total shareholders’ equity increased 10% in 2014 to $103 million. The growth in equity was due to the retention of earnings. Our Tier 1 Leverage Ratio is 14.27%. A Well Capitalized Bank, as defined by banking regulations, is one with a minimum Tier 1 Leverage Ratio of 5% (among other measures). Our strong capital puts us in an excellent position to take advantage of opportunities that may arise in the market. This level of capital supports expansion of the Company through the possibility of acquisitions, in addition to supporting additional organic growth. The Company’s capital strength, combined with consistent strong earnings also supported the Board of Directors approving an increase in our cash dividend from 5 cents per share to 6 cents per share per quarter.

The banking industry has changed dramatically, especially in the industry’s approach to branching. Parke Bank has always maintained a very conservative approach to branching, which has supported a strong deposit base, while minimizing operational expenses. However, we remain focused on the market for opportunities to expand our footprint and franchise value. We are currently working on opening a new full service branch in Philadelphia. If successful, we anticipate opening this new branch by the 1st quarter of 2016. We are also evaluating an opportunity to open a “high-tech” limited service branch in Camden County. This branch would have the location that could take advantage of the new ATM technology that can provide virtually every in-branch service with limited space and personnel.

There are a wide variety of economic forecasts that are presented daily by many “experts”. These forecasts range from an inevitable pause, or recession in the economy to a strong robust expansion. The only thing that remains clear is that there will continue to be many challenges facing the economy and the banking industry. Compressed interest margins, increased regulatory pressure, and fierce competition for deposits and loans are at the top of the list. Our Board of Directors and staff will continue to work very hard to enhance shareholder value, while maintaining a safe and sound approach to banking, while facing these challenges head on. Strategically expanding our footprint, pursuing potential acquisition opportunities, reducing our NPAs and maintaining strict controls on our expenses will be the continued focus of our Company. Our shareholders have placed their trust in us, which we appreciate and don’t take for granted. We will continue to work hard every day to maintain that trust.

/s/ C.R. Pennoni                                                                                                                               /s/ Vito S. Pantione
C.R. “Chuck” Pennoni                                                                                                                     Vito S. Pantilione
Chairman                                                                                                                                          President and Chief Executive Officer

	Selected Financial Data
	At or for the Year Ended December, 31
	2014	2013	2012	2011	2010
Balance Sheet Data: (in thousands)
Assets	$821,706	$794,943	$770,477	$790,738	$756,853
Loans, Net	$695,018	$635,981	$610,776	$605,794	$611,950
Securities Available for Sale	$28,208	$35,695	$19,340	$22,517	$27,730
Securities Held to Maturity	$2,141	$2,103	$2,066	$2,032	$1,999
Cash and Cash Equivalents	$36,238	$45,661	$76,866	$110,228	$57,628
OREO	$20,931	$28,910	$26,057	$19,410	$16,701
Deposits	$647,933	$626,768	$637,207	$634,855	$604,722
Borrowings	$62,755	$68,683	$43,851	$74,010	$75,616
Equity	$103,050	$93,964	$83,543	$77,273	$70,732

Operational Data: (in thousands)
Interest Income	$38,132	$36,784	$37,746	$41,309	$41,684
Interest Expense	5,579	5,795	7,424	9,231	11,350
Net Interest Income	32,553	30,989	30,322	32,078	30,334
Provision for Loan Losses	3,250	2,700	7,300	10,450	9,001
Net Interest Income after Provision for Loan Losses	29,303	28,289	23,022	21,628	21,333
Noninterest Income	7,631	3,426	4,368	4,725	2,709
Noninterest Expense	18,911	18,852	15,079	12,625	11,650
Income Before Income Tax Expense	18,023	12,863	12,311	13,728	12,392
Income Tax Expense	5,711	3,625	4,242	5,524	4,895
Net Income Attributable to Company and Noncontrolling Interest	12,312	9,238	8,069	8,204	7,497
Net Income Attributable to Noncontrolling Interest	(1,839)	(1,667)	(756)	(932)	(157)
Discount on Retirement of Preferred Shares	—	1,948	—	—	—
Preferred Stock Dividend and Discount Accretion	1,200	1,058	1,012	1,000	988
Net Income Available to Common Shareholders	$9,273	$8,461	$6,301	$6,272	$6,352

Per Share Data: 1
Basic Earnings per Common Share	$1.55	$1.42	$1.06	$1.06	$1.08
Diluted Earnings per Common Share	$1.32	$1.42	$1.06	$1.05	$1.05
Book Value per Common Share	$14.07	$12.57	$11.35	$10.40	$9.42

Performance Ratios:
Return on Average Assets	1.30%	1.01%	0.94%	0.97%	1.05%
Return on Average Common Equity	11.77%	12.04%	9.70%	10.51%	12.19%
Net Interest Margin	4.33%	4.36%	4.12%	4.46%	4.44%
Efficiency Ratio	47.06%	54.78%	43.12%	34.18%	33.26%

Capital Ratios:
Equity to Assets	12.53%	11.64%	10.84%	9.77%	9.35%
Dividend Payout	1.79%	—	—	—	—
Tier 1 Risk-based Capital2	15.97%	15.65%	14.99%	14.17%	12.93%
Total Risk-based Capital2	17.22%	16.92%	16.26%	15.44%	14.19%

Asset Quality Ratios:
Nonperforming Loans/Total Loans	3.77%	5.49%	7.55%	7.11%	4.38%
Allowance for Loan Losses/Total Loans	2.53%	2.84%	3.01%	3.09%	2.36%
Allowance for Loan Losses/Non-performing Loans	67.09%	51.62%	39.82%	43.46%	53.89%

1 Per share computations give retroactive effect to stock dividends declared in each of 2010-2014
2 Capital ratios for Parke Bank

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

Overview

The Company's results of operations are dependent primarily on the its net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and securities, and the interest expense paid on its interest-bearing liabilities, such as deposits and borrowings. The Company also generates noninterest income such as service charges, Bank Owned Life Insurance (“BOLI”) income, gains on sales of loans guaranteed by the Small Business Administration (“SBA”) and other fees. The Company's noninterest expenses primarily consist of employee compensation and benefits, occupancy expenses, marketing expenses, professional services, FDIC insurance assessments, data processing costs and other operating expenses. The Company is also subject to losses from its loan portfolio if borrowers fail to meet their obligations. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

Results of Operation

The Company recorded net income available to common shareholders of $9.3 million, or $1.32 per diluted share, and $8.5 million, or $1.42 per diluted share, for 2014 and 2013, respectively. Pre-tax earnings amounted to $18.0 million for 2014 and $12.9 million for 2013.

Total assets of $821.7 million at December 31, 2014 represented an increase of $26.8 million, or 3.4%, from December 31, 2013. Total gross loans amounted to $713.1 million at year end 2014 for an increase of $58.5 million, or 8.9% from December 31, 2013. Deposits increased by $21.2 million, an increase of 3.4%. Total shareholders’ equity at December 31, 2014 amounted to $102.9 million and increased $9.2 million, or 9.8%, during the past year.

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

	For the Years Ended December 31,
	2014			2013
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(Amounts in thousands except Yield/ Cost data)
Assets
Loans	$669,771	$36,967	5.52%	$644,735	$35,944	5.58%
Investment securities	36,259	1,054	2.91%	22,852	731	3.20%
Federal funds sold and cash equivalents	46,384	111	0.24%	42,489	109	0.26%
Total interest-earning assets	752,414	$38,132	5.07%	710,076	$36,784	5.18%
Noninterest earning assets	71,594			63,226
Allowance for loan losses	(18,746)			(20,287)
Total assets	$805,262			$753,015

Liabilities and Equity
Interest bearing deposits
NOWs	$27,771	$139	0.50%	$23,635	$127	0.54%
Money markets	101,090	559	0.55%	85,542	561	0.66%
Savings	210,380	1,238	0.59%	232,635	1,591	0.68%
Time deposits	255,372	2,761	1.08%	234,822	2,610	1.11%
Brokered certificates of deposit	6,785	49	0.72%	12,000	143	1.19%
Total interest-bearing deposits	601,398	4,746	0.79%	588,634	5,032	0.85%
Borrowings	62,800	833	1.33%	42,307	763	1.80%
Total interest-bearing liabilities	664,198	$5,579	0.84%	630,941	$5,795	0.92%
Noninterest bearing deposits	36,493			30,714
Other liabilities	5,411			4,687
Total liabilities	706,102			666,342
Equity	99,160			86,673
Total liabilities and equity	$805,262			$753,015
Net interest income		$32,553			$30,989
Interest rate spread			4.23%			4.26%
Net interest margin			4.33%			4.36%

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

	Years ended December 31,
	2014 vs. 2013			2013 vs. 2012
	Variance due to change in			Variance due to change in
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
	(Amounts in thousands)
Interest Income:
Loans (net of deferred costs/fees)	$1,385	$(362)	$1,023	$1,874	$(2,404)	$(530)
Investment securities	395	(72)	323	(128)	(167)	(295)
Federal funds sold	10	(8)	2	(136)	(1)	(137)
Total interest income	1,790	(442)	1,348	1,610	(2,572)	(962)

Interest Expense:
Deposits	111	(397)	(286)	(271)	(1,180)	(1,451)
Borrowed funds	306	(236)	70	(82)	(96)	(178)
Total interest expense	417	(633)	(216)	(353)	(1,276)	(1,629)

Net interest income	$1,373	$191	$1,564	$1,963	$(1,296)	$667

Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprised only of normal recurring accruals) necessary for fair presentation.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Amounts in thousands, except per share amounts)
2014

Interest income	$9,373	$9,417	$9,736	$9,606
Interest expense	1,372	1,407	1,403	1,397
Net interest income	8,001	8,010	8,333	8,209
Provision for loan losses	1,000	250	1,000	1,000
Income before income tax expense	3,462	6,837	4,099	3,625
Income tax expense	1,136	2,149	1,264	1,162
Net income	2,206	3,455	2,486	2,326
Net income available to common shareholders	1,906	3,155	2,186	2,026

Net income per common share:
Basic	$0.32	$0.53	$0.36	$0.34
Diluted	$0.28	$0.44	$0.31	$0.29

2013

Interest income	$9,510	$9,008	$8,975	$9,291
Interest expense	1,366	1,340	1,493	1,596
Net interest income	8,144	7,668	7,482	7,695
Provision for loan losses	500	200	1,000	1,000
Income before income tax expense	2,161	3,520	3,568	3,614
Income tax expense	837	1,377	1,397	1,413
Net income	1,324	2,143	2,171	2,201
Discount on retirement of preferred shares	1,948	—	—	—
Net income available to common shareholders	3,078	1,770	1,731	1,882

Net income per common share:
Basic	$0.51	$0.30	$0.28	$0.33
Diluted	$0.51	$0.30	$0.28	$0.33

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

Operating Results for the Years Ended December 31, 2014 and 2013

Net Interest Income. The Company’s primary source of earnings is net interest income, which is the difference between income earned on interest-earning assets, such as loans and investment securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowings. The level of net interest income is determined primarily by the average level of balances (“volume”) and the market rates associated with the interest-earning assets and interest-bearing liabilities.

Net interest income increased $1.6 million, or 5.0%, to $32.6 million for 2014, from $31.0 million for 2013. We experienced a slight decrease in our interest rate spread of 3 basis points, to 4.23% for 2014, from 4.26% for 2013. Our net interest margin also decreased 3 basis points, to 4.33% for 2014, from 4.36% for 2013. The increase in net interest income is attributable to the combined effects of an increase in the average balance of loans, a lower yield on loans and a lower average cost of deposits.

Interest income increased $1.3 million, or 3.7%, to $38.1 million for 2014, from $36.8 million for 2013. The increase is attributable to higher loan volumes partially offset by lower yields on all categories of interest-earning assets. Average loans for the year were $669.8 million compared to $644.7 million for 2013, while average loan yields were 5.52% for 2014 compared to 5.58% for 2013.

Interest expense decreased $216,000, or 3.7%, to $5.6 million for 2014, from $5.8 million for 2013. The decrease is primarily attributable to a decline in the cost of funds offset by higher deposit volumes. Average deposits for the year were $601.4 million compared to $588.6 million for 2013, while average deposit rates were 0.79% for 2014 compared to 0.85% for 2013.

Noninterest Income. Noninterest income is principally derived from gains on the sale of SBA loans, service fees on deposit accounts, fee income from loan services and BOLI income. Noninterest income totaled $7.6 million in 2014 versus $3.4 million in 2013.

The Company recognized $5.0 million in gains from the sale of the guaranteed portion of SBA loans in 2014, compared to a gain of $2.2 million in 2013. The increase is partially attributable to the selling of loans originated in 2013.

Loan fees were $1.1 million in 2014, an increase from $702,000 in 2013. Loan fees consist primarily of prepayment fees. These loan fees are variable in nature and are dependent upon the borrowers’ course of action.

During 2013, the Company was required to write-down $955,000 related to three collateralized debt obligations (“CDOs”) primarily secured by trust preferred securities (“TruPS”). The three securities were sold in 2014 generating a gain of $178,000.

Other noninterest income, which includes ATM fees, debit card fees, early CD withdrawal penalties, rental income and other miscellaneous income, amounted to $1.3 million in 2014 and $1.2 million in 2013.

Noninterest Expense. Noninterest expense for 2014 was $18.9 million, unchanged from 2013.

Compensation and benefits expense for 2014 was $7.3 million, an increase of $573,000 over 2013. The increase is attributable to routine salary increases, higher benefits expense and increased staff.

Professional services in 2014 amounted to $1.4 million, a decrease of $190,000 from 2013. The decrease reflects our lower level of troubled assets.

OREO expenses decreased to $3.9 million in 2014, from $4.6 million in 2013. The expenses are related to the carrying costs of OREO including property taxes, insurance and maintenance. During 2013 the Company established a reserve for potential loss on the sale of OREO totaling $2.4 million which was included in the expense for 2013.

Other operating expense increased to $3.8 million in 2014, from $3.2 million in 2013. Other operating expense is primarily related to nonperforming loans, including force-placed insurance and payment of real estate taxes to protect the Bank’s lien position.

Income Taxes. Income tax expense amounted to $5.7 million for 2014, compared to $3.6 million for 2013, resulting in effective tax rates of 35.3% and 32.4% for the respective years. The rate difference is due to a retroactive change in the calculation of income tax expense at our SBA company.

Discount on Retirement of Preferred Shares. During the fourth quarter of 2013, the Company completed a private placement of newly designated 6.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series B, with a liquidation preference of $1,000 per share. The Company sold 20,000 shares in the placement for gross proceeds of $20.0 million. Proceeds after expenses were $18.5 million. The Company utilized a portion of the proceeds to repurchase and retire 16,288 shares of outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock” that was originally issued to the U.S. Treasury under TARP and was subsequently sold by the U.S. Treasury to private investors.) The Company was able to repurchase these shares for an aggregate price of $14.34 million, a discount of $1.95 million.

Financial Condition at December 31, 2014 and December 31, 2013

At December 31, 2014, the Company’s total assets increased to $821.7 million from $794.9 million at December 31, 2013, an increase of $26.8 million or 3.4%.

Cash and cash equivalents decreased $9.4 million to $36.2 million at December 31, 2014, from $45.6 million at December 31, 2013. The decrease in cash was utilized to fund loan growth.

Total investment securities decreased to $30.3 million at December 31, 2014 ($28.2 million classified as available for sale or 92.9%) from $37.8 million at December 31, 2013, a decrease of $7.5 million or 19.7%. The decrease was primarily due to the sale of three TruPS collateralized debt investment securities.

Total gross loans increased to $713.1 million at December 31, 2014, from $654.6 million at December 31, 2013, an increase of $58.5 million or 8.9%.

OREO at December 31, 2014 was $20.9 million, compared to $28.9 million at December 31, 2013, a decrease of $8.0 million. OREO consisted of 19 properties, the largest being a condominium development in Absecon. The decrease was primarily due to the sale of OREO property.

BOLI increased to $11.5 million at December 31, 2014, from $11.1 million at December 31, 2013, an increase of $358,000 or 3.2% due to accumulated earnings.

Other assets increased to $3.8 million at December 31, 2014, from $1.0 million at December 31, 2013, an increase of $2.8 million due to a change in prepaid income taxes.

At December 31, 2014, the Bank’s total deposits increased to $647.9 million from $626.8 million at December 31, 2013, an increase of $21.1 million or 3.4%. Noninterest bearing deposits increased $6.6 million, or 18.3%, to $42.6 million at December 31, 2014, from $36.0 million at December 31, 2013. NOW and money market accounts increased $13.1 million, or 10.6%, to $136.0 million at December 31, 2014, from $122.9 million at December 31, 2013. Savings accounts decreased $30.2 million, or 13.4%, to $194.3 million at December 31, 2014, from $224.5 million at December 31, 2013. The decrease was primarily attributable to the Company’s efforts to shift the accounts to term deposit products. Retail certificates of deposit increased $16.7 million, or 7.0%, to $254.8 million at December 31, 2014, from $238.1 million at December 31, 2013. Brokered deposits increased $15.1 million to $20.3 million at December 31, 2014, from $5.2 million at December 31, 2013.

Borrowings decreased to $62.8 million at December 31, 2014 from $68.7 million at December 31, 2013, a decrease of $5.9 million or 8.6%. Due to the increased deposit balances, the Company was less reliant on FHLB borrowings.

Total shareholders’ equity increased to $102.9 million at December 31, 2014 from $93.7 million at December 31, 2013, an increase of $9.2 million or 9.8%, due to the retention of earnings.

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

For significant problem loans, management's review consists of an evaluation of the financial strengths of the borrower and the guarantor, the related collateral, and the effects of economic conditions. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans include loans identified as troubled debt restructurings (TDRs). Impairment is measured on a loan by loan basis for commercial loans in order to establish specific reserves by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. General reserves against the remaining loan portfolio are based on an analysis of historical loan loss ratios, changes in the composition and volume of the loan portfolio, overall portfolio quality, current national and local economic conditions which may affect borrowers' ability to repay, and other factors which may warrant current recognition.

Delinquent loans decreased $9.8 million to $29.8 million, or 4.2% of total loans, at December 31, 2014, from $39.6 million, or 6.1% of total loans, at December 31, 2013. Delinquent loan balances by number of days delinquent at December 31, 2014 were: 31 to 89 days --- $2.9 million and 90 days and greater --- $26.9 million. Loans 90 days and more past due are no longer accruing interest. December 31, 2013 delinquent loan balances by number of days were: 31 to 89 days --- $3.6 million and 90 days and greater --- $36.0 million.

At December 31, 2014, the Company had $26.9 million in nonperforming loans, or 3.8% of total loans, a decrease from $36.0 million, or 5.5% of total loans, at December 31, 2013. The three largest relationships in nonperforming loans are a $6.7 million land development loan, a $3.5 million real estate development loan and a $2.8 million residential mortgage loan.

At December 31, 2014, the Company had $47.8 million in nonperforming assets, which includes $26.9 million of nonperforming loans and $20.9 million of OREO, or 5.8% of total assets, a decrease from $64.9 million, or 8.2% of total assets at December 31, 2013.

At December 31, 2014, the Company had $61.5 million in loans deemed impaired, a decrease from $68.9 million at December 31, 2013. Included in impaired loans are TDRs that were in compliance with their modified terms and therefore are accruing, totaling $32.7 million and $32.9 million at December 31, 2014 and December 31, 2013, respectively.

The provision for loan losses is a charge to earnings in the current year to maintain the allowance at a level management has determined to be adequate based upon the factors noted above. The provision for loan losses amounted to $3.3 million for 2014, compared to $2.7 million for 2013. Net loan charge-offs/recoveries were $3.8 million in 2014 and $3.1 million in 2013.

At December 31, 2014, the Company’s allowance for loan losses decreased to $18.0 million, from $18.6 million at December 31, 2013, a decrease of $517,000 or 2.8%. The ratio of the allowance for loan loss to total loans decreased to 2.5% of loans at December 31, 2014, from 2.8% of loans at December 31, 2013. The allowance for loan losses to nonperforming loans coverage ratio increased to 67.1% at December 31, 2014, from 51.6% at December 31, 2013.

We believe we have appropriately established adequate loss reserves on problem loans that we have identified and to cover credit risks that are inherent in the portfolio as of December 31, 2014. We continue to aggressively manage all loan relationships. Credit monitoring and tracking systems are established. Updated appraisals are being obtained, where appropriate, to ensure that collateral values are sufficient to cover outstanding loan balances. Where necessary, we will apply our loan work-out experience to protect our collateral position and actively negotiate with borrowers to resolve these nonperforming loans.

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

Rate Sensitivity Analysis. The interest rate sensitivity position as of December 31, 2014, is presented in the table below. Assets and liabilities are scheduled based on maturity or re-pricing data except for mortgage loans and mortgage-backed securities, which are based on prevailing prepayment assumptions and expected maturities and deposits which are based on recent retention experience of core deposits. The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2014, our interest sensitive liabilities exceeded interest sensitive assets within a one year period by $55.4 million, or 60.0%, of total assets.

	As of December 31, 2014
	3 Months or Less	Over 3 Months Through 12 Months	Over 1 Year Through 3 Years	Over 3 Years Through 5 Years	Over 5 Years Through 10 Years	Total
(Amounts in thousands)
Interest-earning assets:
Loans	$92,579	$111,406	$201,362	$181,543	$126,171	$713,061
Investment securities	5,686	3,254	6,263	6,074	9,072	30,349
Federal funds sold and cash equivalents	32,205	—	—	—	—	32,205
Total interest-earning assets	$130,470	$114,660	$207,625	$187,617	$135,243	$775,615

Interest-bearing liabilities:
Regular savings deposits	$9,237	$27,709	$74,477	$66,312	$16,565	$194,300
NOW and money market deposits	7,923	23,771	62,865	37,812	3,602	135,973
Retail time deposits	57,260	117,893	64,247	15,391	—	254,791
Brokered time deposits	11,751	8,405	159	—	—	20,315
Borrowed funds	23,403	13,202	21,150	5,000	—	62,755
Total interest-bearing liabilities	$109,574	$190,980	$222,898	$124,515	$20,167	$668,134

Interest rate sensitive gap	$20,896	$(76,320)	$(15,273)	$63,102	$115,076	$107,481

Cumulative interest rate gap	$20,896	$(55,424)	$(70,697)	$(7,595)	$107,481	$—

Ratio of rate-sensitive assets to rate-sensitive liabilities	119.07%	60.04%	93.15%	150.68%	670.62%	116.09%

Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity addresses the Company's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund current and planned expenditures. Liquidity is derived from increased repayment and income from earning assets. Our loan to deposit ratio was 110.1% and 104.4% at December 31, 2014 and December 31, 2013, respectively. Funds received from new and existing depositors provided a large source of liquidity during 2014 and 2013. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support loan growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit.

Brokered deposits are a more volatile source of funding than core deposits and do not increase the deposit franchise of the Bank. In a rising rate environment, the Bank may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with the Bank, they may need to be replaced with borrowings which could increase the Bank’s cost of funds and negatively impact its interest rate spread, financial condition and results of operation. To mitigate the potential negative impact associated with brokered deposits, the Bank joined Promontory Inter Financial Network to secure an additional alternative funding source. Promontory provides the Bank an additional source of external funds through their weekly CDARS® settlement process. The rates are comparable to brokered deposits and can be obtained within a shorter period time than brokered deposits. The Bank’s CDARS deposits included within the brokered deposit total amounted to $20.3 million and $5.2 million at December 31, 2014 and December 31, 2013, respectively. To the extent that retail deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short term funds market. Longer term funding requirements can be obtained through advances from the FHLBNY. As of December 31, 2014, the Bank maintained unused lines of credit with the FHLBNY totaling $44.0 million.

As of December 31, 2014, the Bank's investment securities portfolio included $26.6 million of mortgage-backed securities that provide additional cash flow each month. The majority of the investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank's residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Presently the residential mortgage loan portfolio and certain qualifying commercial real estate loans are pledged under a blanket lien to the FHLBNY as collateral. Management is not aware of any known trends, demands, commitments or uncertainties that are reasonably likely to result in material changes in liquidity.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2014 and 2013, commitments to extend credit amounted to approximately $52.8 million and $33.5 million, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2014 and 2013, standby letters of credit with customers were $6.8 million and $6.1 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2014. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

The following table sets forth information regarding the Bank’s contractual obligations and commitments as of December 31, 2014.

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)

Retail time deposits	$175,153	$64,247	$15,391	$—	$254,791
Brokered time deposits	20,156	159	—	—	20,315
Borrowed funds	23,202	21,150	5,000	13,403	62,755
Operating lease obligations	140	138	—	—	278
Total contractual obligations	$218,651	$85,694	$20,391	$13,403	$338,139

	Amount of Commitments Expiring by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)

Loan Commitments	$32,751	$—	$—	$—	$32,751
Lines of Credit	17,991	16,103	986	17,732	52,812
Total Commitments	$50,742	$16,103	$986	$17,732	$85,563

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

MARKET PRICES AND DIVIDENDS

General

The Company's common stock is listed on the Nasdaq Capital Market under the trading symbol of "PKBK". The following table reflects high and low sales prices as reported on www.nasdaq.com and cash dividends declared during each quarter of the last two fiscal years. Prices reflect a 10% stock dividend paid in May 2013.

2014	Cash Dividends Paid	High	Low

1st Quarter	$0.00	$12.07	$8.82
2nd Quarter	$0.00	$12.03	$10.80
3rd Quarter	$0.05	$11.89	$10.50
4th Quarter	$0.05	$11.55	$10.07

2013

1st Quarter	$0.00	$6.79	$4.58
2nd Quarter	$0.00	$8.33	$6.36
3rd Quarter	$0.00	$9.06	$7.73
4th Quarter	$0.00	$9.05	$8.58

The number of shareholders of record of common stock as of March 12, 2015, was approximately 398. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 12, 2015, there were 6,014,112 shares of our common stock outstanding.

In June of 2014, the Company instituted a quarterly cash dividend of $0.05 per share, paying the dividend in July 2014 and October 2014, totaling $598,000. In January 2015 the Company announced an increase to $0.06 a share beginning in April 2015. The timing and amount of future dividends will be within the discretion of the Board of Directors and will depend on the consolidated earnings, financial condition, liquidity, and capital requirements of the Company and its subsidiaries, applicable governmental regulations and policies, and other factors deemed relevant by the Board.

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

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. Based on our evaluation under the framework in Internal Control - Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

March 20, 2015

Vito S. Pantilione	John F. Hawkins
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Parke Bancorp, Inc. and Subsidiaries

Consolidated Financial Report
December 31, 2014

Parke Bancorp, Inc. and Subsidiaries

Contents
Page

Report of Independent Registered Public Accounting Firm...........................................................................................................	1

Financial Statements
Consolidated Balance Sheets.......................................................................................................................................................	2
Consolidated Statements of Income............................................................................................................................................	3
Consolidated Statements of Comprehensive Income...............................................................................................................	4
Consolidated Statements of Equity.............................................................................................................................................	5
Consolidated Statements of Cash Flows....................................................................................................................................	6
Notes to Consolidated Financial Statements.............................................................................................................................	7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Parke Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Parke Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP
Blue Bell, Pennsylvania
March 20, 2015

Parke Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2014 and 2013
(Amounts in thousands except share and per share data)	December 31,	December 31,
	2014	2013
Assets
Cash and due from financial institutions	$4,033	$4,278
Federal funds sold and cash equivalents	32,205	41,383
Cash and cash equivalents	36,238	45,661
Investment securities available for sale, at fair value	28,208	35,695
Investment securities held to maturity (fair value of $2,377 at December 31, 2014 and $2,155 December 31, 2013)	2,141	2,103
Total investment securities	30,349	37,798
Loans held for sale	2,932	12,069
Loans, net of unearned income	713,061	654,541
Less: Allowance for loan losses	(18,043)	(18,560)
Net loans	695,018	635,981
Accrued interest receivable	2,827	2,717
Premises and equipment, net	4,490	3,864
Other real estate owned (OREO)	20,931	28,910
Restricted stock, at cost	3,152	3,618
Bank owned life insurance (BOLI)	11,464	11,106
Deferred tax asset	10,518	12,260
Other assets	3,787	959
Total Assets	$821,706	$794,943
Liabilities and Equity
Liabilities
Deposits
Noninterest-bearing deposits	$42,554	$35,986
Interest-bearing deposits	605,379	590,782
Total deposits	647,933	626,768
FHLBNY borrowings	49,352	55,280
Subordinated debentures	13,403	13,403
Accrued interest payable	445	423
Other liabilities	7,523	5,105
Total liabilities	718,656	700,979
Equity
Preferred stock, 1,000,000 shares authorized, $1,000 liquidation value Series B non-cumulative convertible; issued: 20,000 shares at December 31, 2014 and December 31, 2013	20,000	20,000
Common stock, $.10 par value; authorized 15,000,000 shares; Issued: 6,208,259 shares at December 31, 2014 and 6,193,710 shares at December 31, 2013	621	619
Additional paid-in capital	51,316	51,204
Retained earnings	32,983	24,308
Accumulated other comprehensive income (loss)	165	(235)
Treasury stock, 210,900 shares at December 31, 2014 and December 31, 2013, at cost	(2,180)	(2,180)
Total shareholders’ equity	102,905	93,716
Noncontrolling interest in consolidated subsidiaries	145	248
Total equity	103,050	93,964
Total liabilities and equity	$821,706	$794,943
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2014 and 2013
(Amounts in thousands except share and per share data)	2014	2013
Interest income:
Interest and fees on loans	$36,967	$35,944
Interest and dividends on investments	1,054	731
Interest on federal funds sold and cash equivalents	111	109
Total interest income	38,132	36,784
Interest expense:
Interest on deposits	4,746	5,032
Interest on borrowings	833	763
Total interest expense	5,579	5,795
Net interest income	32,553	30,989
Provision for loan losses	3,250	2,700
Net interest income after provision for loan losses	29,303	28,289
Noninterest income
Gain on sale of SBA loans	5,040	2,225
Gain on sale of investment securities	178	251
Loan fees	1,071	702
Net income from BOLI	359	363
Service fees on deposit accounts	269	268
Other than temporary impairment losses	—	(955)
Loss on sale and write-down of real estate owned	(596)	(662)
Other	1,310	1,234
Total noninterest income	7,631	3,426
Noninterest expense
Compensation and benefits	7,306	6,733
Professional services	1,456	1,646
Occupancy and equipment	1,165	1,087
Data processing	484	482
FDIC insurance	858	1,127
OREO expense	3,883	4,563
Other operating expense	3,759	3,214
Total noninterest expense	18,911	18,852
Income before income tax expense	18,023	12,863
Income tax expense	5,711	3,625
Net income attributable to Company and noncontrolling interest	12,312	9,238
Net income attributable to noncontrolling interest	(1,839)	(1,667)
Net income attributable to Company	10,473	7,571
Discount on retirement of preferred shares	—	1,948
Preferred stock dividend and discount accretion	(1,200)	(1,058)
Net income available to common shareholders	$9,273	$8,461

Earnings per common share
Basic	$1.55	$1.42
Diluted	$1.32	$1.42
Weighted average shares outstanding
Basic	5,991,226	5,964,018
Diluted	7,924,859	5,965,568
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2014 and 2013
	For the Year ended December 31,
	2014	2013
	(Amounts in thousands)
Net income available to common shareholders	$9,273	$8,461
Unrealized gains on securities:
Non-credit related unrealized gains on securities with OTTI	—	42
Unrealized gains on securities without OTTI	844	815
Less re-class adjustment for gains on securities included in
net income	(178)	(251)
Tax Impact	(266)	(242)
Total unrealized gains on securities	400	364
Gross pension liability adjustments	—	243
Tax Impact	—	(97)
Total pension liability adjustment	—	146
Total other comprehensive income	400	510
Total comprehensive income	$9,673	$8,971
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Equity
Years Ended December 31, 2014 and 2013
(Amounts in thousands except share data)
	Preferred Stock	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity

Balance, December 31, 2012	$16,065	5,594,793	$560	$48,869	$21,068	$(745)	$(2,180)	$83,637	$(94)	$83,543
Capital withdrawals by noncontrolling interest									(1,325)	(1,325)
Stock options exercised		57,591	6	284				290		290
Issuance of Series B preferred stock	20,000			(1,461)				18,539		18,539
Repurchase of Series A preferred stock	(16,288)				1,948			(14,340)		(14,340)
Repurchase of TARP warrants				(930)	(720)			(1,650)		(1,650)
10% common stock dividend		541,326	53	4,442	(4,501)			(6)		(6)
Net income					7,571			7,571	1,667	9,238
Changes in other comprehensive income						510		510		510
Accrued dividend payable					(19)			(19)		(19)
Dividend on preferred stock					(816)			(816)		(816)
Accretion of discount on preferred stock	223				(223)
Balance, December 31, 2013	$20,000	6,193,710	$619	$51,204	$24,308	$(235)	$(2,180)	$93,716	$248	$93,964

Capital withdrawals by noncontrolling interest									(1,942)	(1,942)
Stock options exercised		14,549	2	112				114		114
Net income					10,473			10,473	1,839	12,312
Changes in other comprehensive income						400		400		400
Dividend on preferred stock					(1,200)			(1,200)		(1,200)
Dividend on common stock					(598)			(598)		(598)
Balance, December 31, 2014	$20,000	6,208,259	$621	$51,316	$32,983	$165	$(2,180)	$102,905	$145	$103,050
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2014 and 2013
(Amounts in thousands)	2014	2013

Cash Flows from Operating Activities
Net income	$12,312	$9,238
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	348	337
Provision for loan losses	3,250	2,700
Bank owned life insurance income	(358)	(363)
Supplemental executive retirement plan expense	—	33
Gain on sale of SBA loans	(5,040)	(2,225)
SBA loans originated for sale	(34,538)	(29,471)
Proceeds from sale of SBA loans originated for sale	48,714	20,122
Loss/Gain on sale & write down of other real estate owned, net	596	662
Contribution of OREO property	22	—
Provision for OREO	1,493	2,417
Net accretion of purchase premiums and discounts on securities	9	(135)
Net gain from sales and write-downs of investment securities	(178)	(251)
Deferred income tax benefit	1,789	(126)
Other than temporary decline in value of investments	—	955
Changes in operating assets and liabilities:
Decrease in accrued interest receivable and other assets	(2,930)	334
Increase in accrued interest payable and other accrued liabilities	1,041	1,164
Net cash provided by operating activities	26,530	5,391
Cash Flows from Investing Activities
Purchases of investment securities available for sale	—	(22,026)
Redemptions/purchases of restricted stock	466	(1,395)
Proceeds from sale and call of securities available for sale	3,974	1,508
Proceeds from maturities and principal payments on mortgage backed securities	4,311	4,178
Proceeds from sale of other real estate owned	11,851	4,223
Advances on other real estate owned	(186)	(252)
Net increase in loans	(68,084)	(37,808)
Purchases of bank premises and equipment	(118)	(113)
Net cash used in investing activities	(47,786)	(51,685)
Cash Flows from Financing Activities
Cash payment of dividends	(1,575)	(816)
Cash payment of fractional shares on 10% stock dividend	—	(2)
Minority interest capital withdrawal, net	(1,942)	(1,325)
Proceeds from exercise of stock options and warrants	114	290
Redemption from sale of TARP warrants	—	(1,650)
Proceeds from the issuance of Series B preferred stock, net	—	18,539
Repurchase of Series A preferred stock	—	(14,340)
Net decrease in other borrowed funds	—	(10,000)
Net (decrease) increase in FHLBNY and short term borrowings	(5,928)	34,832
Net increase in noninterest-bearing deposits	6,567	5,644
Net increase (decrease) in interest-bearing deposits	14,597	(16,083)
Net cash provided by financing activities	11,833	15,089
Decrease in cash and cash equivalents	(9,423)	(31,205)
Cash and Cash Equivalents, January 1,	45,661	76,866
Cash and Cash Equivalents, December 31,	$36,238	$45,661
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$5,557	$5,909
Income taxes	$5,300	$4,795
Supplemental Schedule of Noncash Activities:
Real estate acquired in settlement of loans	$5,797	$9,903

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

Investment Securities: At December 31, 2014 and 2013, the Company held investment securities that would be held for indefinite periods of time, including securities that would be used as part of the Company’s asset/liability management strategy and possibly sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as “available for sale” and are carried at fair value, with any temporary unrealized gains or losses reported as other comprehensive income, net of the related income tax effect.

At December 31, 2014 and 2013, the Company also reported investments in securities that were carried at cost, adjusted for amortization of premium and accretion of discount. The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as “held to maturity.”

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

Loans-Nonaccrual: Loans are placed on nonaccrual status when, in management's opinion, the borrower may be unable to meet contractual payment obligations as they become due, as well as when a loan is 90 days past due, unless the loan is well secured and in the process of collection, as required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due.

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

The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2014 or 2013. The Company does not have an accrual for uncertain tax positions as of December 31, 2014 or 2013, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2011 and thereafter are subject to further examination by tax authorities, with the exception of the State of New Jersey for which tax returns for all years 2010 and thereafter are subject to further examination.

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

Reclassifications: Certain items in the 2013 financial statements have been reclassified to conform to the 2014 presentation. Such reclassifications have no impact on prior year earnings and shareholders’ equity.

Comprehensive Income: Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under GAAP, are excluded from net income, including unrealized gains and losses on available for sale securities.

Accumulated other comprehensive income (loss) consisted of the following at December 31, 2014 and 2013:

	2014	2013
	(Amounts in thousands)
Securities:
Non-credit unrealized losses on available for sale securities with OTTI	$(457)	$(457)
Unrealized gains on available for sale securities without OTTI	732	65
Tax impact	(110)	157
	$165	$(235)

Earnings Per Common Share: Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options outstanding and convertible preferred stock. To the extent that stock equivalents are anti-dilutive, they have been excluded from the earnings per share calculation. Both basic and diluted earnings per share computations give retroactive effect to a stock dividend declared and paid in 2013 (Note 13). Earnings per common share have been computed based on the following for 2014 and 2013:

	2014	2013
	(dollars in thousands, except share data)
Basic earnings per common share
Net income available to common shareholders	$9,273	$8,461
Average common shares outstanding	5,991,226	5,964,018
Basic earnings per common share	$1.55	$1.42

Diluted earnings per common share
Net income available to common shareholders	$9,273	$8,461
Dividend on Preferred Series B	1,200	—
Net income available to common shareholders pre dividend on Preferred Series B	$10,473	$8,461

Average common shares outstanding	5,991,226	5,964,018
Dilutive potential common shares	1,933,633	1,645
Total diluted average common shares outstanding	7,924,859	5,965,663
Diluted earnings per common share	$1.32	$1.42

For 2014 and 2013, options to purchase 0 shares and 319,586 shares, respectively, were outstanding but were not included in the computation of diluted EPS because the options’ common stock equivalents and preferred stock were anti-dilutive.

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

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers (ASU 2014-09),” which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our consolidated financial statements and have not yet determined the method by which we will adopt the standard in 2017.

In June 2014, the FASB issued ASU No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures, which changes the accounting for repurchase-to-maturity transactions (repos-to-maturity) and enhances the required disclosures for repurchase agreements and other similar transactions (repos). Repos-to-maturity and the repurchase financings will be accounted for as secured borrowings. In addition, the standard requires new disclosures for repos. ASU No. 2014-11 provisions are effective for the first interim or annual period beginning after December 15, 2014. There was no significant impact to amounts reported in the consolidated financial position or results of operations from the adoption of the ASU.

In August 2014, the FASB issued ASU No. 2014-14, Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure, which will require creditors to derecognize certain foreclosed government-guaranteed mortgage loans and to recognize a separate other receivable that is measured at the amount the creditor expects to recover from the guarantor, and to treat the guarantee and the receivable as a single unit of account. ASU 2014-14 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Company is currently evaluating the impact of these amendments.

Note 2.  Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Company as of December 31, 2014 or 2013, because reserve requirements were covered by vault cash.

Note 3.  Investment Securities

The following is a summary of the Company's investment in available for sale and held to maturity securities as of December 31, 2014 and 2013:

As of December 31, 2014	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
Available for sale:	(Amounts in thousands)

Corporate debt obligations	$500	$22	$—	$—	$522
Residential mortgage-backed securities	26,252	754	59	—	26,947
Collateralized mortgage obligations	375	15	—	—	390
Collateralized debt obligations	806	—	—	457	349
Total available for sale	$27,933	$791	$59	$457	$28,208

Held to maturity:
States and political subdivisions	$2,141	$236	$—	$—	$2,377

As of December 31, 2013	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
Available for sale:	(Amounts in thousands)

Corporate debt obligations	$500	$6	$—	$—	$506
Residential mortgage-backed securities	30,422	285	257	—	30,450
Collateralized mortgage obligations	564	31	—	—	595
Collateralized debt obligations	4,601	—	—	457	4,144
Total available for sale	$36,087	$322	$257	$457	$35,695

Held to maturity:
States and political subdivisions	$2,103	$52	$—	$—	$2,155

The amortized cost and fair value of debt securities classified as available for sale and held to maturity, by contractual maturity, as of December 31, 2014, are as follows:

	Amortized Cost	Fair Value
	(Amounts in thousands)
Available for sale:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	1,306	871
Residential mortgage-backed securities and collateralized mortgage obligations	26,627	27,337
Total available for sale	$27,933	$28,208

Held to maturity:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	2,141	2,377
Total held to maturity	$2,141	$2,377

Expected maturities will differ from contractual maturities for mortgage related securities because the issuers of certain debt securities do have the right to call or prepay their obligations without any penalties.

During the year ending December 31, 2014, the Company sold three investment securities with a carrying value of $4.0 million, recognizing a gain of $178,000. During the year ending December 31, 2013, the Company sold 2 investment securities with a carrying value of $6,500, recognizing a gain of $250,496.

Securities with a carrying value of $15.0 million and $12.3 million, respectively, were pledged to secure public deposits at December 31, 2014 and 2013.

The following tables show the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other than temporarily impaired (“OTTI”), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2014 and December 31, 2013:

As of December 31, 2014	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Residential mortgage-backed securities	$3,968	$59	$—	$—	$3,968	$59
Total available for sale	$3,968	$59	$—	$—	$3,968	$59

As of December 31, 2013	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Residential mortgage-backed securities	$25,286	$257	$—	$—	$25,286	$257
Total available for sale	$25,286	$257	$—	$—	$25,286	$257

Residential Mortgage-Backed Securities

The unrealized losses on the Company’s investment in mortgage-backed securities relates to eight securities. The losses were caused by movement in interest rates. The securities were issued by FNMA, a government sponsored entity. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider the investment in these securities to be OTTI at December 31, 2014.

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

The following table presents a roll-forward of the credit loss component of the amortized cost of debt securities that we have written down for OTTI and the credit component of the loss that is recognized in earnings. OTTI recognized in earnings for credit-impaired debt securities is presented as additions in two components based upon whether the current period is the first time the debt security was credit-impaired (initial credit impairment) or is not the first time the debt security was credit impaired (subsequent credit impairments). The credit loss component is reduced if we sell, intend to sell or believe we will be required to sell previously credit-impaired debt securities. Additionally, the credit loss component is reduced if we receive cash flows in excess of what we expected to receive over the remaining life of the credit-impaired debt security, the security matures, or is fully written down. Changes in the credit loss component of credit-impaired debt securities were as follows for 2014 and 2013:

	2014	2013
	(Amounts in thousands)
Beginning balance	$1,126	$1,219
Initial credit impairment	—	—
Subsequent credit impairments	—	—
Increases for impairment recognized in earnings due to intent or requirement to sell	—	955
Reductions for securities sold	(955)	(994)
Reductions for securities deemed worthless(1)	—	(54)
Reductions for increases in cash flows expected to be collected	—	—
Ending balance	$171	$1,126
(1) Reduction due to credit losses applied to private label CMO tranche.

A summary of investment gains and losses recognized in income during the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
	(Amounts in thousands)
Available for sale securities:
Realized gains	$178	$251
Realized (losses)	—	—
Other than temporary impairment	—	(955)
Total available for sale securities	$178	$(704)

Held to maturity securities:
Realized gains	$—	$—
Realized (losses)	—	—
Other than temporary impairment	—	—
Total held to maturity securities	$—	$—

During 2014, the Company recognized a gain of $178,000 from the sale of three trust preferred securities.

Note 4.  Loans

The portfolio of loans outstanding consists of:

	December 31, 2014		December 31, 2013
	Amount	Percentage of Total Loans	Amount	Percentage of Total Loans
	(Amounts in thousands)
Commercial and Industrial	$30,092	4.2%	$23,001	3.5%
Real Estate Construction:
Residential	5,859	0.8	7,389	1.1
Commercial	47,921	6.7	43,749	6.7
Real Estate Mortgage:
Commercial – Owner Occupied	176,649	24.8	170,122	26.0
Commercial – Non-owner Occupied	237,918	33.4	220,364	33.7
Residential – 1 to 4 Family	171,894	24.1	148,160	22.6
Residential – Multifamily	25,173	3.5	24,103	3.7
Consumer	17,555	2.5	17,653	2.7
Total Loans	$713,061	100.0%	$654,541	100.0%

At December 31, 2014 and 2013, approximately $180.7 million and $132.4 million, respectively, of loans were pledged to the FHLBNY on borrowings (Note 9). This pledge consists of a blanket lien on residential mortgages and certain qualifying commercial real estate loans.

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

Commercial real estate loans, including multi-family loans, are subject to underwriting standards and processes similar to commercial loans, in addition to those of real estate loans. Commercial real estate loans may be riskier than those for one-to-four family residences and are typically larger in dollar size. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. The repayment of these loans is generally largely dependent on the successful operation and management of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location within our market area. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. The Company also monitors economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2014, approximately 42.6% of the outstanding principal balance of the Company’s commercial real estate loans were secured by owner-occupied properties.

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

The Company maintains an outsourced independent loan review program that reviews and validates the credit risk assessment program on a periodic basis. Results of these external independent reviews are presented to management. The Company maintains a risk monitoring program through a standalone Credit Risk Management Department. The external independent loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit risk management personnel.

Concentrations of Credit: Most of the Company's lending activity occurs within the areas of southern New Jersey and southeastern Pennsylvania, as well as other markets. Our expanded market area includes geographic areas that are actively solicited by our joint venture partner, 44 Business Capital LLC, for the origination of SBA guaranteed loans. The majority of the Company's loan portfolio consists of commercial real estate loans. No one industry sector exceeds 10% of total loans.

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

An analysis of the activity of such related party loans for 2014 and 2013 is as follows:

	2014	2013
	(Amounts in thousands)

Balance, beginning of year	$19,636	$18,889
Advances	5,644	1,799
Less: repayments	(4,897)	(1,052)
Balance, end of year	$20,383	$19,636

An age analysis of past due loans by class follows:

December 31, 2014	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)

Commercial and Industrial	$—	$1,874	$61	$1,935	$28,157	$30,092	$—
Real Estate Construction:
Residential	—	—	238	238	5,621	5,859	—
Commercial	—	—	10,773	10,773	37,148	47,921	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	735	735	175,914	176,649	—
Commercial – Non-owner Occupied	—	—	8,624	8,624	229,294	237,918	—
Residential – 1 to 4 Family	629	20	6,367	7,016	164,878	171,894	—
Residential – Multifamily	364	—	—	364	24,809	25,173	—
Consumer	—	—	94	94	17,461	17,555	—
Total Loans	$993	$1,894	$26,892	$29,779	$683,282	$713,061	$—

December 31, 2013	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)

Commercial and Industrial	$—	$—	$122	$122	$22,879	$23,001	$—
Real Estate Construction:
Residential	—	—	967	967	6,422	7,389	—
Commercial	—	—	9,908	9,908	33,841	43,749	—
Real Estate Mortgage:
Commercial – Owner Occupied	710	1,438	976	3,124	166,998	170,122	—
Commercial – Non-owner Occupied	—	478	10,853	11,331	209,033	220,364	—
Residential – 1 to 4 Family	1,013	—	12,914	13,927	134,233	148,160	—
Residential – Multifamily	—	—	99	99	24,004	24,103	—
Consumer	32	—	115	147	17,506	17,653	—
Total Loans	$1,755	$1,916	$35,954	$39,625	$614,916	$654,541	$—

Impaired Loans: Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments.

All impaired loans that are secured by real estate are assessed for recoverability based on an independent third-party full appraisal to determine the net realizable value (“NRV”) based on the fair value of the underlying collateral, less costs to sell and other costs, such as unpaid real estate taxes, that have been identified, or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent. The appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are generally updated every 12 months or sooner if we have identified possible further deterioration in value. Prior to receiving the updated appraisal, we will establish a specific reserve for any estimated deterioration, based upon our assessment of market conditions, adjusted for estimated costs to sell and other identified costs. If the NRV is greater than the loan amount, then no impairment loss exists. If the NRV is less than the loan amount, the shortfall is recognized by a specific reserve. If the borrower fails to pledge additional collateral within a ninety day period, a charge-off equal to the difference between the loan carrying value and NRV will occur. In certain circumstances, however, a direct charge-off may be taken at the time that the NRV calculation reveals a shortfall. All impaired loans are evaluated based on the criteria stated above on a quarterly basis and any change in the reserve requirements are recorded in the period identified. All partially charged-off loans remain on nonaccrual status until they are brought current as to both principal and interest and have at least six months of payment history and future collectability of principal and interest is assured.

Impaired loans are set forth in the following tables.

December 31, 2014	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Amounts in thousands)
With no related allowance recorded:
Commercial and Industrial	$61	$401	$—
Real Estate Construction:
Residential	—	—	—
Commercial	4,033	4,161	—
Real Estate Mortgage:
Commercial – Owner Occupied	735	1,132	—
Commercial – Non-owner Occupied	8,175	10,616	—
Residential – 1 to 4 Family	2,548	3,291	—
Residential – Multifamily	—	—	—
Consumer	94	94	—
	15,646	19,695	—

With an allowance recorded:
Commercial and Industrial	2,346	2,346	1,040
Real Estate Construction:
Residential	238	979	238
Commercial	10,025	10,025	2,535
Real Estate Mortgage:
Commercial – Owner Occupied	5,216	5,245	114
Commercial – Non-owner Occupied	22,232	22,232	828
Residential – 1 to 4 Family	5,412	5,575	573
Residential – Multifamily	364	364	5
Consumer	—	—	—
	45,833	46,766	5,333

Total:
Commercial and Industrial	2,407	2,747	1,040
Real Estate Construction:
Residential	238	979	238
Commercial	14,058	14,186	2,535
Real Estate Mortgage:
Commercial – Owner Occupied	5,951	6,377	114
Commercial – Non-owner Occupied	30,407	32,848	828
Residential – 1 to 4 Family	7,960	8,866	573
Residential – Multifamily	364	364	5
Consumer	94	94	—
	$61,479	$66,461	$5,333

December 31, 2013	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Amounts in thousands)
With no related allowance recorded:
Commercial and Industrial	$—	$—	$—
Real Estate Construction:
Residential	780	1,521	—
Commercial	9,568	9,592	—
Real Estate Mortgage:
Commercial – Owner Occupied	787	842	—
Commercial – Non-owner Occupied	10,853	13,153	—
Residential – 1 to 4 Family	9,892	10,084	—
Residential – Multifamily	99	306	—
Consumer	65	65	—
	32,044	35,563	—

With an allowance recorded:
Commercial and Industrial	622	622	131
Real Estate Construction:
Residential	187	661	21
Commercial	2,168	2,225	290
Real Estate Mortgage:
Commercial – Owner Occupied	5,752	5,782	331
Commercial – Non-owner Occupied	22,234	22,234	801
Residential – 1 to 4 Family	5,430	5,857	338
Residential – Multifamily	370	370	6
Consumer	49	49	23
	36,812	37,800	1,941

Total:
Commercial and Industrial	622	622	131
Real Estate Construction:
Residential	967	2,182	21
Commercial	11,736	11,817	290
Real Estate Mortgage:
Commercial – Owner Occupied	6,539	6,624	331
Commercial – Non-owner Occupied	33,087	35,387	801
Residential – 1 to 4 Family	15,322	15,941	338
Residential – Multifamily	469	676	6
Consumer	114	114	23
	$68,856	$73,363	$1,941

The following table presents by loan portfolio class, the average recorded investment and interest income recognized on impaired loans for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014		2013
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(Amounts in thousands)
Commercial and Industrial	$2,686	$129	$622	$31
Real Estate Construction:
Residential	816	—	1,476	—
Commercial	15,434	323	12,023	128
Real Estate Mortgage:
Commercial – Owner Occupied	6,966	303	6,557	301
Commercial – Non-owner Occupied	34,854	1,369	38,859	1,386
Residential – 1 to 4 Family	9,196	242	16,177	382
Residential – Multifamily	366	20	1,359	83
Consumer	94	1	115	3
Total	$70,412	$2,387	$77,188	$2,314

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

Performing TDRs (not reported as non-accrual loans) totaled $32.7 million and $32.9 million with related allowances of $812,000 and $1.1 million as of December 31, 2014 and December 31, 2013, respectively. Non-performing TDRs totaled $9.5 million and $18.1 million with related allowances of $293,000 and $71,000 as of December 31, 2014 and December 31, 2013, respectively. All TDRs are classified as impaired loans and are included in the impaired loan disclosures above.

There were no loans modified during the years ended December 31, 2014 and 2013.

There was one loan of $187,000 that was modified and deemed a TDR that subsequently defaulted during 2013.

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

An analysis of the credit risk profile by internally assigned grades as of December 31, 2014 and 2013 is as follows:

At December 31, 2014	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial and Industrial	$27,104	$642	$2,346	$—	$30,092
Real Estate Construction:
Residential	5,621	—	238	—	5,859
Commercial	34,255	2,893	10,773	—	47,921
Real Estate Mortgage:
Commercial – Owner Occupied	170,685	4,051	1,913	—	176,649
Commercial – Non-owner Occupied	218,230	5,791	13,897	—	237,918
Residential – 1 to 4 Family	162,787	613	8,494	—	171,894
Residential – Multifamily	24,809	—	364	—	25,173
Consumer	17,461	—	94	—	17,555
Total	$660,952	$13,990	$38,119	$—	$713,061

At December 31, 2013	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial and Industrial	$20,270	$1,916	$815	$—	$23,001
Real Estate Construction:
Residential	6,422	—	967	—	7,389
Commercial	25,519	—	18,230	—	43,749
Real Estate Mortgage:
Commercial – Owner Occupied	162,606	2,293	5,223	—	170,122
Commercial – Non-owner Occupied	198,321	10,835	11,208	—	220,364
Residential – 1 to 4 Family	131,792	1,925	14,443	—	148,160
Residential – Multifamily	22,580	1,054	469	—	24,103
Consumer	17,538	—	115	—	17,653
Total	$585,048	$18,023	$51,470	$—	$654,541

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

An analysis of the allowance for loan losses as of and for the years ended December 31, 2014 and 2013 is as follows:

Allowance for Loan Losses:	For the year ended December 31, 2014
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance
	(Amounts in thousands)
Commercial and Industrial	$591	$(395)	$—	$1,483	$1,679
Real Estate Construction:
Residential	414	—	5	(103)	316
Commercial	948	(16)	—	2,083	3,015
Real Estate Mortgage:
Commercial – Owner Occupied	4,735	(476)	5	(968)	3,296
Commercial – Non-owner Occupied	7,530	(50)	—	(2,518)	4,962
Residential – 1 to 4 Family	3,612	(2,841)	32	3,353	4,156
Residential – Multifamily	389	—	—	(32)	357
Consumer	341	(31)	—	(48)	262
Unallocated	—	—	—	—	—
Total	$18,560	$(3,809)	$42	$3,250	$18,043

Allowance for Loan Losses:	For the year ended December 31, 2013
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance
	(Amounts in thousands)
Commercial and Industrial	$470	$(4)	$—	$125	$591
Real Estate Construction:
Residential	845	—	—	(431)	414
Commercial	1,115	—	—	(167)	948
Real Estate Mortgage:
Commercial – Owner Occupied	4,095	(77)	1	716	4,735
Commercial – Non-owner Occupied	7,379	(2,641)	—	2,792	7,530
Residential – 1 to 4 Family	4,384	(554)	210	(428)	3,612
Residential – Multifamily	312	(8)	—	85	389
Consumer	336	(3)	—	8	341
Unallocated	—	—	—	—	—
Total	$18,936	$(3,287)	$211	$2,700	$18,560

Allowance for Loan Losses, at December 31, 2014	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$1,040	$639	$1,679
Real Estate Construction:
Residential	238	78	316
Commercial	2,535	480	3,015
Real Estate Mortgage:
Commercial – Owner Occupied	114	3,182	3,296
Commercial – Non-owner Occupied	828	4,134	4,962
Residential – 1 to 4 Family	573	3,583	4,156
Residential – Multifamily	5	352	357
Consumer	—	262	262
Total	$5,333	$12,710	$18,043

Allowance for Loan Losses, at December 31, 2013	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$131	$460	$591
Real Estate Construction:
Residential	21	393	414
Commercial	290	658	948
Real Estate Mortgage:
Commercial – Owner Occupied	331	4,404	4,735
Commercial – Non-owner Occupied	801	6,729	7,530
Residential – 1 to 4 Family	338	3,274	3,612
Residential – Multifamily	6	383	389
Consumer	23	318	341
Total	$1,941	$16,619	$18,560

Loans, at December 31, 2014:	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$2,407	$27,685	$30,092
Real Estate Construction:
Residential	238	5,621	5,859
Commercial	14,058	33,863	47,921
Real Estate Mortgage:
Commercial – Owner Occupied	5,951	170,698	176,649
Commercial – Non-owner Occupied	30,407	207,511	237,918
Residential – 1 to 4 Family	7,960	163,934	171,894
Residential – Multifamily	364	24,809	25,173
Consumer	94	17,461	17,555
Total	$61,479	$651,582	$713,061

Loans, at December 31, 2013:	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$622	$22,379	$23,001
Real Estate Construction:
Residential	967	6,422	7,389
Commercial	11,736	32,013	43,749
Real Estate Mortgage:
Commercial – Owner Occupied	6,539	163,583	170,122
Commercial – Non-owner Occupied	33,087	187,277	220,364
Residential – 1 to 4 Family	15,322	132,838	148,160
Residential – Multifamily	469	23,634	24,103
Consumer	114	17,539	17,653
Total	$68,856	$585,685	$654,541

Note 6.  Company Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of Company premises and equipment as of December 31, 2014 and 2013 is as follows:

	Estimated Useful lives	2014	2013
		(Amounts in thousands)

Land		$820	$820
Building and improvements	12 years	4,947	4,091
Furniture and equipment	9.6 years	2,031	1,913
Total premises and equipment		7,798	6,824
Less: accumulated depreciation and amortization		(3,308)	(2,960)
Premises and equipment, net		$4,490	$3,864

Depreciation and amortization expense was $348,000 and $337,000 in 2014 and 2013, respectively.

The Company has non-cancelable operating lease agreements related to its Northfield and Philadelphia branch offices. The term of the Northfield lease is for 5 years and runs through May 2017 with one 5-year renewal option. The term of the Philadelphia lease is for 10 years and runs through June 2016 with two 5-year renewal options. The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch offices. At December 31, 2014, the required future minimum rental payments under these leases and other equipment operating leases are as follows:

Years Ending December 31,	(Amounts in thousands)

2015	140
2016	107
2017	31
Total minimum lease payments	$278

Rent expense was approximately $134,600 in 2014 and $140,000 in 2013.

Note 7.  OREO

OREO at December 31, 2014 was $20.9 million, compared to $28.9 million at December 31, 2013, a decrease of $8.0 million. The real estate owned at December 31, 2014 consisted of 19 properties, the largest being a condominium development at $9.1 million. This property was sold in 2010 but does not qualify for a sales treatment under GAAP because of continuing involvement by the Company in the form of financing. During 2014, the Company disposed of $11.9 million of OREO, recognizing a gain of $722,000, compared to $4.2 million of OREO sold in 2013, recognizing a loss of $141,000. Also during 2014, the Company wrote down OREO property by $1.3 million, compared to $521,000 of write-downs in 2013, based on a decline in appraised values. There was a valuation allowance related to OREO of $1.5 million as of December 31, 2014, compared to a valuation allowance related to OREO of $2.4 million as of December 31, 2013. Operating expenses related to OREO, net of related income, for 2014 and 2013, were $3.9 million and $4.6 million, respectively.

An analysis of OREO activity for the years ended December 31, 2014 and 2013 is as follows:

	For the Year Ended December 31,
	2014	2013
	(Amounts in thousands)
Balance at beginning of period	$28,910	$26,057
Real estate acquired in settlement of loans	5,797	9,903
Allowance for OREO	(1,493)	(2,417)
Sales of real estate	(11,851)	(4,223)
Gain (loss) on sale of real estate	722	(141)
Write-down of real estate carrying values	(1,318)	(521)
Donated property	(22)	—
Reimbursement of funds	(251)	—
Capitalized improvements to real estate	437	252
Balance at end of period	$20,931	$28,910

Note 8.  Deposits

Deposits at December 31, 2014 and 2013 consisted of the following:

	2014	2013
	(Amounts in thousands)

Demand deposits, noninterest-bearing	$42,554	$35,986
Demand deposits, interest-bearing	28,652	29,197
Money market deposits	107,321	93,743
Savings deposits	194,300	224,486
Time deposits of $250,000 or more	28,916	21,561
Other time deposits	225,875	216,579
Brokered time deposits	20,315	5,216
Total deposits	$647,933	$626,768

Scheduled maturities of certificates of deposit at December 31, 2014 are as follows:

Years Ending December 31,	(Amounts in thousands)

2015	$195,309
2016	40,438
2017	23,968
2018	11,841
2019	3,550
Thereafter	—
Total	$275,106

Deposits from related parties totaled approximately $4,964,000 and $5,446,000 at December 31, 2014 and 2013, respectively.

Note 9.  Borrowings

An analysis of borrowings as of December 31, 2014 and 2013 is as follows:

		2014		2013
	Maturity Date or Range	Amount	Weighted Average Rate	Amount	Weighted Average Rate

		(Amounts in thousands, except rates)
Borrowed funds:
Federal Home Loan Bank repurchase agreements	May 2013	$—	—	$—	—

Other repurchase agreements	July 2013	$—	—	$—	—

Federal Home Loan Bank advances	Less than one year	$23,202	0.58%	$19,900	1.18%
	One to three years	21,150	1.35%	18,380	0.90%
	Three to five years	5,000	2.06%	17,000	1.75%
	Five to ten years	—	—	—	—
	Total	$49,352		$55,280

Subordinated debentures, capital trusts	November 2035	$5,155	1.89%	$5,155	1.90%
	November 2035	5,155	1.89%	5,155	1.90%
	September 2037	3,093	1.74%	3,093	1.74%
	Total	$13,403		$13,403

At December 31, 2014, the Company had a $93.4 million line of credit from the FHLBNY, of which $49.4 million, as detailed above, was outstanding.

Certain investment securities (Note 3), loans (Note 4), and FHLBNY stock are pledged as collateral for borrowings.

Subordinated Debentures – Capital Trusts: On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 1.89% at December 31, 2014. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On August 23, 2005, Parke Capital Trust II, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of fixed/variable rate capital trust pass-through securities to investors. Currently, the interest rate is variable at 1.89%. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% beginning November 23, 2010. Parke Capital Trust II purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On June 21, 2007, Parke Capital Trust III, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $3,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.50% and was 1.74% at December 31, 2014. Parke Capital Trust III purchased $3,093,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after December 15, 2012, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on September 15, 2037. The proceeds were contributed to paid-in capital at the Bank.

Note 10.  Income Taxes

Income tax expense for 2014 and 2013 consisted of the following:

	2014	2013
	(Amounts in thousands)

Current tax expense:
Federal	$2,938	$2,657
State	984	1,094
	3,922	3,751
Deferred tax benefit	1,789	(126)
Income tax expense	$5,711	$3,625

The components of the net deferred tax asset at December 31, 2014 and 2013 were as follows:

	2014	2013
	(Amounts in thousands)

Deferred tax assets
Allowance for loan losses	$6,849	$7,204
Stock compensation	—	29
Depreciation	349	162
SERP	1,271	2,222
Capitalized OREO expense	1,984	1,563
OTTI write down on securities	65	437
Nonaccrued interest	952	1,528
Discount accretion	—	27
	11,470	13,172
Deferred tax liabilities:
Deferred loan costs	(842)	(755)
Unrealized gains and losses	(110)	(157)
	(952)	(912)
Net deferred tax asset	$10,518	$12,260

A reconciliation of the Company’s effective income tax rate with the statutory federal rate for 2014 and 2013 is as follows:

	2014	2013
	(Amounts in thousands)

At Federal statutory rate	$6,128	$4,373
Adjustments resulting from:
State income taxes, net of Federal tax benefit	675	727
Noncontrolling interest	(625)	(1,422)
Tax exempt income	(31)	(30)
Dividend exclusion	—	(22)
BOLI	(122)	(127)
Nondeductible expenses	5	—
Other	(319)	126
	$5,711	$3,625

Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustments to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or local tax authorities for years before 2011, and by the State of New Jersey for years before 2010.

Note 11.  Retirement Plans

The Company has a Supplemental Executive Retirement Plan (“SERP”) covering certain members of management. The net periodic SERP pension cost was approximately $135,000 in 2014 and $230,000 in 2013. The unfunded benefit obligation, which was included in other liabilities, was approximately $3,350,000 at December 31, 2014 and $3,218,000 at December 31, 2013.

The benefit obligation at December 31, 2014 and December 31, 2013 was calculated as follows:

	2014	2013
	(Amounts in thousands)
Benefit obligation, January 1	$3,218	$3,137
Service cost	(50)	(55)
Interest cost	176	170
Loss (gain)	6	(34)
Benefit obligation, December 31	$3,350	$3,218

The net periodic pension cost for 2014 and 2013 was calculated as follows:

	2014	2013
	(Amounts in thousands)
Service cost	$(50)	$(55)
Interest cost	176	170
Loss (gain)	9	115
	$135	$230

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.5% for both 2014 and 2013. Annual benefit payments are estimated at $0 for 2015, $126,000 for 2016, $252,000 for 2017, $314,000 for 2018, $344,000 for 2019 through 2031, and $583,000 through 2039.

The Company has a 401(k) Plan covering substantially all employees. Under the Plan, the Company is required to contribute 3% of all qualifying employees’ eligible salary to the Plan. The Plan expense in 2014 was $118,000 and $122,000 in 2013.

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

The Consent Orders also required the Bank to obtain the prior approval of the FDIC and the Department before declaring or paying any dividend or appointing or changing the title or responsibilities of any director or senior executive officer. Additional regulatory provisions required FDIC prior approval before the Bank enters into any employment agreement or other agreement or plan providing for the payment of a “golden parachute payment” or the making of any golden parachute payment.

Effective May 19, 2014, the FDIC and the Department terminated the Consent Orders entered into between Parke Bank, the Company’s wholly owned subsidiary, and the FDIC and the Department.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2014 and 2013, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2014 and 2013, the Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action. Prompt corrective action provisions are not applicable to bank holding companies. There are no conditions or events since December 31, 2014 that management believes have changed the Bank's capital category.

To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following tables.

	Actual		For Capital Adequacy Purposes		To be Well- Capitalized Under Prompt Corrective Action Provisions
Parke Bancorp, Inc.	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of December 31, 2014	(Amounts in thousands except ratios)

Total Risk Based Capital	$123,539	17.23%	$57,367	8%	$	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$114,593	15.98%	$28,684	4%	$	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$114,593	14.12%	$32,460	4%	$	N/A	N/A
(to Average Assets)

As of December 31, 2013

Total Risk Based Capital	$115,554	17.04%	$54,259	8%	$	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$106,952	15.77%	$27,130	4%	$	N/A	N/A
(to Risk Weighted Assets)

Tier 1 Capital	$106,952	13.94%	$30,463	4%	$	N/A	N/A
(to Average Assets)

Parke Bank
As of December 31, 2014

Total Risk Based Capital	$123,609	17.22%	$57,426	8%		$71,783	10%
(to Risk Weighted Assets)

Tier 1 Capital	$114,664	15.97%	$28,713	4%		$43,070	6%
(to Risk Weighted Assets)

Tier 1 Capital	$114,664	14.27%	$32,150	4%		$40,188	5%
(to Average Assets)

As of December 31, 2013

Total Risk Based Capital	$114,744	16.92%	$54,259	8%		$67,824	10%
(to Risk Weighted Assets)

Tier 1 Capital	$106,142	15.65%	$27,130	4%		$40,694	6%
(to Risk Weighted Assets)

Tier 1 Capital	$106,142	13.94%	$30,463	4%		$38,079	5%
(to Average Assets)

Note 13.  Shareholders’ Equity

Common Stock Dividend: In July 2014 and October 2014 the Company paid a cash dividend of $0.05 a share, totaling $598,000. In May 2013 the Company paid a 10% common stock dividend to shareholders, 541,326 shares. All 2013 share and per share information has been retroactively adjusted to give effect to this stock dividend.

Treasury Stock: No transactions occurred in 2014 or 2013 for the repurchase of Company stock.

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

There were no option awards, and hence, no net compensation expenses for both 2014 and 2013.

Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant. All options issued have 10 year contractual terms and were fully vested as of December 31, 2014.

The following table summarizes stock option activity for the year ended December 31, 2014.

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding at January 1, 2014	331,694	$9.20
Exercised	14,549	$7.77
Expired/terminated	5,275	$7.60
Outstanding at December 31, 2014	311,870	$9.29	0.9	$704,760

Exercisable at December 31, 2014	311,870	$9.29	0.9	$704,760

Stock options outstanding and exercisable at December 31, 2014 are as follows:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life

$8.10	47,753	0.2
$9.45	245,598	1.0
$10.26	18,519	1.8
	311,870	0.9

Preferred Stock: On October 3, 2008 Congress passed the Emergency Economic Stabilization Act of 2008 (EESA), which provides the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to the U.S. markets. One of the provisions resulting from EESA is the Treasury Capital Purchase Program (CPP) which provided for the direct equity investment of perpetual preferred stock by the U.S. Treasury in qualified financial institutions. This program was voluntary and required an institution to comply with several restrictions and provisions, including limits on executive compensation, stock redemptions, and declaration of dividends. The CPP provided for a minimum investment of 1% of Risk-Weighted-Assets, with a maximum investment of the lesser of 3% of Risk-Weighted Assets or $25 billion. The perpetual preferred stock had a dividend rate of 5% per year until the fifth anniversary of the Treasury investment and a dividend of 9%, thereafter. The CPP also required the Treasury to receive warrants for common stock equal to 15% of the capital invested by the U.S. Treasury.

The Company received an investment in Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of $16.3 million on January 30, 2009. These proceeds were allocated between the preferred stock and warrants based on relative fair value in accordance with FASB ASC Topic 470, Debt with Conversion and Other Options. The allocation of proceeds resulted in a discount on the preferred stock that accreted over five years. The Company issued 359,135 common stock warrants to the U.S. Treasury and $930 thousand of those proceeds were allocated to the warrants. The warrants were accounted for as equity securities.

In November of 2012, the U.S. Treasury held an auction and sold its investment in the preferred stock to institutional investors. Restrictions related to the CPP were lifted.

In June of 2013, the U.S. Treasury held an auction to sell the warrants and the Company was the successful bidder thereby redeeming the outstanding warrants from the U.S. Treasury at a cost of $1.7 million.

In December of 2013, the Company completed a private placement of newly designated 6.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series B, with a liquidation preference of $1,000 per share. The Company sold 20,000 shares in the placement for gross proceeds of $20.0 million. Each share of Series B Preferred Stock is convertible, at the option of the holder into 93.9496 shares of Common Stock. Upon full conversion of the Series B Preferred Stock, the Company will issue up to 1,878,992 shares of Common Stock assuming that the Conversion Rate does not change. The Conversion Rate and the total number of shares to be issued would be adjusted for stock dividends, stock splits and other corporate actions. The Conversion Rate was set using a conversion price for the common stock of $10.64, which was approximately 20% over the closing price of the common stock on October 10, 2013, the day the Series B Preferred Stock was priced. Proceeds after expenses were $18.5 million. Parke Bancorp utilized a portion of the proceeds to repurchase and retire 16,288 shares of outstanding Fixed Rate Cumulative Perpetual Preferred Stock, Series A. The Company was able to repurchase these shares for an aggregate price of $14.34 million, a discount of $1.9 million.

The Company has recorded dividends on preferred stock in the approximate amount of $1.2 million and $1.1 million for the years ended December 31, 2014 and 2013 respectively. All dividend amounts through December 31, 2014 have been paid. The preferred stock qualifies for and is accounted for as equity securities and is included in the Company’s Tier I capital on the date of receipt.

Note 14.  Other Related Party Transactions

A member of the Board of Directors is a principal of a commercial insurance agency that provides all the insurance coverage for the Company. The cost of the insurance was approximately $252,000 in 2014 and $323,000 in 2013. An insurance agency owned by another Board Member provides employee benefits (medical insurance, life insurance, and disability insurance). The cost of these employee benefits totaled $582,000 in 2014 and $539,000 in 2013.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties. As of December 31, 2014 and 2013, commitments to extend credit amounted to approximately $52.8 million and $33.5 million, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2014 and 2013, standby letters of credit with customers were $6.8 million and $6.1 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2014. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

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

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2014 and 2013.

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
Securities Available for Sale

As of December 31, 2014
Corporate debt obligations	—	522	—	522
Residential mortgage-backed securities	—	26,947	—	26,947
Collateralized mortgage-backed securities	—	390	—	390
Collateralized debt obligations	—	—	349	349
Total	$—	$27,859	$349	$28,208

As of December 31, 2013
Corporate debt obligations	—	506	—	506
Residential mortgage-backed securities	—	30,450	—	30,450
Collateralized mortgage-backed securities		595	—	595
Collateralized debt obligations	—	—	4,144	4,144
Total	$—	$31,551	$4,144	$35,695

For the year ended December 31, 2014, there were no transfers between the levels within the fair value hierarchy.

The changes in Level 3 assets measured at fair value on a recurring basis are summarized as follows for the years ended December 31:

	Securities Available for Sale
	2014	2013
	(Amounts in thousands)
Beginning balance at January 1,	$4,144	$3,942
Total net losses included in:
Other comprehensive gain (loss) – CDO’s	—	202
Settlements	(3,795)	—
Net transfers into Level 3	—	—
Ending balance December 31,	$349	$4,144

Fair Value on a Non-recurring Basis:

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
As of December 31, 2014
Collateral dependent impaired loans	$—	$—	$35,711	$35,711
OREO	$—	$—	$20,931	$20,931

As of December 31, 2013
Collateral dependent impaired loans	$—	$—	$41,311	$41,311
OREO	$—	$—	$28,910	$28,910

Collateral dependent impaired loans, which are measured in accordance with FASB ASC Topic 310 “Receivables”, for impairment, had a carrying amount of $35.7 million and $41.3 million at December 31, 2014 and December 31, 2013 respectively, with a valuation allowance of $4.7 million and $1.0 million at December 31, 2014 and December 31, 2013 respectively. The valuation allowance for collateral dependent impaired loans is included in the allowance for loan losses on the balance sheet. All collateral dependent impaired loans have an independent third-party full appraisal to determine the NRV based on the fair value of the underlying collateral, less cost to sell (a range of 5% to 10%) and other costs, such as unpaid real estate taxes, that have been identified, or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent. The appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are updated every 12 months or sooner if we have identified possible further deterioration in value.

OREO consists of real estate properties which are recorded at fair value. All properties have an independent third-party full appraisal to determine the fair value, less cost to sell (a range of 5% to 10%) and other costs, such as unpaid real estate taxes, that have been identified. The appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are updated every 12 months or sooner if we have identified possible further deterioration in value.

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

The following table summarizes the carrying amounts and fair values for financial instruments at December 31, 2014 and December 31, 2013:

	Level in Fair Value Hierarchy	December 31, 2014		December 31, 2013
		Carrying Value	Fair Value	Carrying Value	Fair Value
		(Amounts in thousands)
Financial Assets:
Cash and cash equivalents	Level 1	$36,238	36,238	$45,661	$45,661
Investment securities AFS	(1)	28,208	28,208	35,695	35,695
Investment securities HTM	Level 2	2,141	2,377	2,103	2,155
Restricted stock	Level 2	3,152	3,152	3,618	3,618
Loans held for sale	Level 2	2,932	3,328	12,069	13,698
Loans, net	(2)	695,018	698,843	635,981	641,449
Accrued interest receivable	Level 2	2,827	2,827	2,717	2,717

Financial Liabilities:
Demand and savings deposits	Level 2	$372,827	372,827	$383,412	$383,412
Time deposits	Level 2	275,106	276,528	243,356	245,094
Borrowings	Level 2	62,755	60,297	68,683	64,185
Accrued interest payable	Level 2	445	445	423	423

(1) See the recurring fair value table above.
(2) For non-impaired loans, Level 2; for impaired loans, Level 3.

 Note 17.  Parent Company Only Financial Statements

Condensed financial information of the parent company only is presented in the following two tables:

Balance Sheets	December 31,
	2014	2013
	(Amounts in thousands)
Assets:
Cash	$138	$1,097
Investments in subsidiaries	116,378	106,311
Other assets	56	5
Total assets	$116,572	$107,413

Liabilities and Equity:
Subordinated debentures	$13,403	$13,403
Other liabilities	264	294
Equity	102,905	93,716
Total liabilities and equity	$116,572	$107,413

Statements of Income	Years ended December 31,
	2014	2013
	(Amounts in thousands)
Income:
Dividends from bank subsidiary	$1,180	$2,684
Other income	—	—
Total income	1,180	2,684
Expense:
Interest on subordinated debentures	251	255
Salary	80	160
Other expenses	51	100
Total expenses	382	515
Income before income taxes	798	2,169
Equity in undistributed income of subsidiaries	9,675	5,402
Net income	10,473	7,571
Discount on Series A preferred stock	—	1,948
Preferred stock dividend and discount accretion	(1,200)	(1,058)
Net income available to common shareholders	$9,273	$8,461

Statements of Cash Flows
	Years ended December 31,
	2014	2013
	(Amounts in thousands)
Cash Flows from Operating Activities
Net income	$10,473	$7,571
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(9,675)	(5,402)
Changes in operating assets and liabilities:
Increase in other assets	—	—
(Decrease) increase in accrued interest payable and other accrued liabilities	(30)	161
Net cash provided by operating activities	768	2,330
Cash Flows from Investing Activities
Net cash used in investing activities	—	—
Cash Flows from Financing Activities
Proceeds from issuance of Series B preferred stock, net	—	18,539
Redemption of Series A preferred stock	(250)	(14,340)
Proceeds from exercise of stock options	114	290
Payment of dividend on preferred stock and common stock	(1,575)	(816)
Other, net	(16)	(4,959)
Net cash used in financing activities	(1,727)	(1,286)
(Decrease)/increase in cash and cash equivalents	(959)	1,044
Cash and Cash Equivalents, January 1,	1,097	53
Cash and Cash Equivalents, December 31,	$138	$1,097

Note 18.  Subsequent Events

Management has evaluated subsequent events through the date of issuance of the financial statements and does not believe any such events warrant recording or disclosure in these financial statements.

Corporate Information

Parke Bancorp, Inc.
601 Delsea Drive
Washington Township, NJ 08080
(856) 256-2500
www.parkebank.com

Board of Directors (Parke Bank and Parke Bancorp, Inc.)

Celestino R. (“Chuck”) Pennoni	Daniel J. Dalton
Chairman of the Board of Directors	Vice Chairman of the Board of Directors
Chairman - Pennoni Associates	Former Vice President with Brown
& Brown
Vito S. Pantilione
President, Chief Executive and Director

Fred G. Choate Director	Arret F. Dobson Director	Edward Infantolino Director
President of Greater Philadelphia Venture Capital Corporation	Real Estate Developer	President of Ocean Internal Medicine Associates, P.A.

Anthony J. Jannetti Director	Jeffrey H. Kripitz Director	Jack C. Sheppard, Jr. Director
President of Anthony J. Jannetti, Inc.	Owner of Jeff Kripitz Agency	Executive Vice President with Gallagher Bollinger Insurance

Ray H. Tresch Director
Former Owner of Redy Mixt Konkrete
_______________________

Parke Bancorp, Inc. Officers

Vito S. Pantilione President and Chief Executive Officer	Elizabeth A. Milavsky Executive Vice President	John F. Hawkins Senior Vice President and Chief Financial Officer
Paul E. Palmieri Senior Vice President and Corporate Secretary
________________________
Transfer Agent & Registrar Computershare 480 Washington Boulevard Jersey City, NJ 07310	Independent Auditors McGladrey LLP 751 Arbor Way, Suite 200 Blue Bell, PA 19422	Special Counsel Jones Walker LLP 1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037

PARKE BANK

Officers

Vito S. Pantilione	Elizabeth A. Milavsky
President & Chief Executive Officer	Executive Vice President & Chief Operating Officer

John F. Hawkins	Ralph Gallo
Senior Vice President & Chief Financial Officer	Senior Vice President & Chief Workout Officer

David O. Middlebrook	Paul E. Palmieri
Senior Vice President & Chief Credit Officer	Senior Vice President & Senior Loan Officer

Daniel Sulpizio	Dolores M. Calvello
Senior Vice President	Vice President

Allen M. Bachman	Kathleen A. Conover
Vice President	Vice President

Timothy Cole	Gil Eubank
Vice President	Vice President

Todd Detwiler	Lisa Perkins
Vice President	Vice President

Nino Lombardo	James S. Talarico
Vice President & Controller	Vice President

Marlon R. Soriano	Roxanne Melfe
Vice President	Assistant Vice President

Frank Zangari	Nicholas Pantilione
Vice President	Assistant Vice President

Marysharon Mitchell	Bart Seaman
Assistant Vice President	Assistant Vice President

Mary Ann Seal	Jennifer Schok
Assistant Vice President	Assistant Vice President

Branches

Northfield Office	Main Office	Kennedy Office
501 Tilton Road	601 Delsea Drive	567 Egg Harbor Road
Northfield, NJ 08225	Washington Township, NJ 08080	Washington Township, NJ 08080
(609) 646-6677	(856) 256-2500	(856) 582-6900

Philadelphia Office	Galloway Township Office
1610 Spruce Street	67 East Jimmie Leeds Road
Philadelphia, PA 19103	Galloway Township, NJ 08205
(215) 772-1113	(609) 748-9700

Parke Bank	44 Business Capital LLC	Parke Capital Trust I
601 Delsea Drive	1787 Sentry Parkway West	Parke Capital Trust II
Washington Township, NJ 08080	Building 16, Suite 210	Parke Capital Trust III
(856) 256-2500	Blue Bell, PA 19422	601 Delsea Drive
www.parkebank.com	(215) 985-4400	Washington Township, NJ 08080
www.44businesscapital.com	(856) 256-2500