Form 10-K, Exhibit 13
period 2015-12-31
PARKE BANCORP, INC.
filed 2016-03-18
CIK 1315399

PARKE BANCORP, INC.

2015 ANNUAL REPORT TO SHAREHOLDERS

PARKE BANCORP, INC.
2015 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

Page
Section One

Letter to Shareholders................................................................................................................................	1

Selected Financial Data..............................................................................................................................	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations......................	4

Market Prices and Dividends......................................................................................................................	14

Management’s Report on Internal Control Over Financial Reporting.........................................................	15

Section Two

Report of Independent Registered Public Accounting Firm........................................................................	1

Consolidated Financial Statements............................................................................................................	2

Notes to Consolidated Financial Statements..............................................................................................	7

Corporate Information.................................................................................................................................	41

To Our Shareholders:

The economy continued to improve in 2015, although slower than we would have liked. Real estate activity increased and values enjoyed a slight appreciation. There is still a long way to go before the industry returns to the pre-recession explosion in real estate values. Lower unemployment and an under control inflation rate supported the Federal Reserve finally delivering on their many promises over the last two years to raise interest rates. The modest 25 basis point interest rate increase still leaves the banking industry facing continued compressed net interest margins, creating challenges in growing profits. These challenges supported the continued consolidation of many banks. Mergers and acquisitions by banks increased in 2015 with bank values improving.
The new regulations implemented for residential mortgages have dramatically increased the cost of providing this product to the public. Many banks in this region have discontinued offering residential mortgages due to the unreasonable exposure and costs that banks now have to face. We have continued to offer residential mortgages, but at a much lower profit margin, which again puts pressure on earnings. It is important that consumers have options for their banking needs. Onerous regulations and costs reduce the ability of community banks to compete, leaving consumers with drastically reduced options and less competition. I would like to think that regulations would be structured to encourage participation of community banks.
The challenges in the economy, increased regulatory costs and fierce competition, including the tremendous growth of online lending, did not stop Parke Bancorp from having another great year. We generated $9.5 million in net income available to common shareholders, our third consecutive year of record earnings. The core earnings of our Bank continued to grow with a strong increase in interest income of $1.3 million, an increase of 3.4% over 2014, while maintaining strict controls over our expenses.
We enjoyed strong growth in 2015 with a 7.7% growth in total assets to $885.1 million, up from $821.7 million in 2014. The growth was supported by the increase in our loan portfolio to $758.5 million as of December 31, 2015, up from $713.1 million at December 31, 2014. The competition for quality loans is fierce, pushing down interest rates. Although we are actively responding to lower interest rates when competing for a loan, we do not compromise our underwriting standards. We have recently added new loan officers to our team, which provides support to our goal of continuing the growth in our loan portfolio.
We continue to focus on reducing our nonperforming assets (“NPAs”). It has been, and will continue to be our commitment to our shareholders to dispose of NPAs without jeopardizing shareholder value. We reduced nonperforming loans to $13.6 million at December 31, 2015, a reduction of 50%. Other Real Estate Owned (“OREO”) on December 31, 2015 was $16.6 million, down from $20.9 million as of December 31, 2014, a 21% reduction. The major OREO property continues to be a condominium project in Absecon, NJ. We have commenced sales in the project and sold 16 units since March 2015, reducing the asset from over $9 million to below $6.5 million. We also saw substantial improvement in our 30 to 89 days past due loans, which totaled $1.2 million at December 31, 2015, a decrease of $1.7 million from December 31, 2014, for a close to a 60% reduction.
The improved credit quality of our loan portfolio has not diminished our commitment to prudently monitoring our allowance for loan losses to ensure that the balance remains appropriate for our loan portfolio. Our allowance for loan losses was $16.1 million as of December 31, 2015. Our allowance for loan losses remains over 2% of our loan portfolio. Our allowance for loan losses to nonperforming loans experienced a substantial improvement to 119%, up from 67% as of December 31, 2014.
Total shareholders’ equity increased to $112 million as of December 31, 2015, an increase of close to 10% from December 31, 2014. We continue to have a very strong capital position, which is substantially in excess of the amount required by Federal banking regulations to be a well-capitalized bank. The Bank’s Tier 1 Capital Ratio is $77.4 million in excess of the amount required to be well capitalized. Strong capital remains the key ingredient to facing the many challenges in the economy and the ever changing regulatory environment. It also provides the foundation for growth and the ability to take advantage of opportunities that may materialize in the market.
The continued strength in our capital position, combined with our ability to generate strong earnings, has put us in an excellent position to grow our Bank’s footprint and enhance shareholder value. As reported last year, we identified an excellent opportunity to open a state of the art branch office in Collingswood, NJ, which will include the latest technology for interactive teller machines (“ITM”). Although it has taken longer than initially projected, we now have all approvals in place and anticipate construction to commence to renovate the building within the next 60 days. Based on our analysis of this market, we have expanded our plans for the office to include additional lenders that will be located in this office, in addition to a Business Development Officer. We will provide a full array of banking products, deposit programs, commercial loans, SBA loans and consumer loans at this new location. We are in an excellent position to provide very competitive rates for our deposits and loan products in addition to providing superior banking services in the community.
We are also in the process of finalizing an agreement to open a full service branch in the Chinatown neighborhood of Philadelphia. We have had the benefit of a substantial loan portfolio in this largely Asian community since opening Parke Bank. We currently have over $200 million in loans from this community which consistently outperform the balance of our loan portfolio. We still have a lot of work to do, including all required regulatory approvals, however we are confident that a full service branch at this location will be a great addition to our branch system and enhance the footprint of our growing bank. We will be able to provide direct service to our Asian friends and customers in their native language.
No one really knows where the economy and the banking industry is heading. Depending on what page of the newspaper you open, forecasts would include an upcoming worldwide recession, to slow continued growth in the economy and even some predict a robust expansion in the economy after the Presidential election. World events constantly change the direction of the economy. There are many unknowns, which are out of our control. What we can do is maintain a strong capital position, continue with tight controls on expenses and strategically take advantage of opportunities, while carefully expanding our already well qualified staff to implement our growth plans. Our Board of Directors, management and staff will continue to work tirelessly to protect and enhance shareholder value. We remain focused on returning the commitment to our shareholders that they have demonstrated they have in us.

/s/ C.R. Pennoni	/s/ Vito S. Pantione
C.R. “Chuck” Pennoni	Vito S. Pantilione
Chairman	President and Chief Executive Officer

	Selected Financial Data At or for the Year Ended December, 31
	2015	2014	2013	2012	2011
Balance Sheet Data: (in thousands)
Assets	$885,124	$821,706	$794,943	$770,477	$790,738
Loans, Net	$742,365	$695,018	$635,981	$610,776	$605,794
Securities Available for Sale	$42,567	$28,208	$35,695	$19,340	$22,517
Securities Held to Maturity	$2,181	$2,141	$2,103	$2,066	$2,032
Cash and Cash Equivalents	$27,429	$36,238	$45,661	$76,866	$110,228
OREO	$16,629	$20,931	$28,910	$26,057	$19,410
Deposits	$665,210	$647,933	$626,768	$637,207	$634,855
Borrowings	$98,053	$62,755	$68,683	$43,851	$74,010
Equity	$112,040	$102,905	$93,716	$83,637	$77,224
Operational Data: (in thousands)
Interest Income	$39,410	$38,132	$36,784	$37,746	$41,309
Interest Expense	5,812	5,579	5,795	7,424	9,231
Net Interest Income	33,598	32,553	30,989	30,322	32,078
Provision for Loan Losses	3,040	3,250	2,700	7,300	10,450
Net Interest Income after Provision for Loan Losses	30,558	29,303	28,289	23,022	21,628
Noninterest Income	5,080	7,631	3,426	4,368	4,725
Noninterest Expense	16,852	18,911	18,852	15,079	12,625
Income Before Income Tax Expense	18,786	18,023	12,863	12,311	13,728
Income Tax Expense	6,843	5,711	3,625	4,242	5,524
Net Income Attributable to Company and Noncontrolling Interest	11,943	12,312	9,238	8,069	8,204
Net Income Attributable to Noncontrolling Interest	(1,246)	(1,839)	(1,667)	(756)	(932)
Discount on Retirement of Preferred Shares	—	—	1,948	—	—
Preferred Stock Dividend and Discount Accretion	1,200	1,200	1,058	1,012	1,000
Net Income Available to Common Shareholders	9,497	$9,273	$8,461	$6,301	$6,272
Per Share Data: [1]
Basic Earnings per Common Share	1.56	$1.55	$1.42	$1.06	$1.06
Diluted Earnings per Common Share	1.34	$1.32	$1.42	$1.06	$1.05
Book Value per Common Share	15.03	$14.07	$12.57	$11.35	$10.40
Performance Ratios:
Return on Average Assets	1.25%	1.30%	1.01%	0.94%	0.97%
Return on Average Common Equity	10.82%	11.77%	12.04%	9.70%	10.51%
Net Interest Margin	4.14%	4.33%	4.36%	4.12%	4.46%
Efficiency Ratio	43.57%	47.06%	54.78%	43.12%	34.18%
Capital Ratios:
Equity to Assets	12.68%	12.53%	11.64%	10.84%	9.77%
Dividend Payout	15.38%	6.46%	—	—	—
Tier 1 Risk-based Capital[2]	15.87%	15.97%	15.65%	14.99%	14.17%
Total Risk-based Capital[2]	17.13%	17.22%	16.92%	16.26%	15.44%
Asset Quality Ratios:
Nonperforming Loans/Total Loans	1.79%	3.77%	5.49%	7.55%	7.11%
Allowance for Loan Losses/Total Loans	2.13%	2.53%	2.84%	3.01%	3.09%
Allowance for Loan Losses/Non-performing Loans	119.01%	67.09%	51.62%	39.82%	43.46%
[1] Per share computations give retroactive effect to stock dividends declared in each of 2011, 2012 and 2013
[2] Capital ratios for Parke Bank

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Forward Looking Statements

Parke Bancorp, Inc. (the “Company”) may from time to time make written or oral "forward‑looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission (including the Proxy Statement and the Annual Report on Form 10‑K, including the exhibits), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company.
These forward‑looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions, which are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward‑looking statements: the strength of the United States economy in general and the strength of the local economies in which Parke Bank (the “Bank”) conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Bank and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; changes in consumer spending and saving habits; and the success of the Bank at managing the risks resulting from these factors. The Company cautions that the listed factors are not exclusive.

Overview

The Company's results of operations are dependent primarily on the its net interest income, which is the difference between the interest income earned on its interest‑earning assets, such as loans and securities, and the interest expense paid on its interest‑bearing liabilities, such as deposits and borrowings. The Company also generates noninterest income such as service charges, Bank Owned Life Insurance (“BOLI”) income, gains on sales of loans guaranteed by the Small Business Administration (“SBA”) and other fees. The Company's noninterest expenses primarily consist of employee compensation and benefits, occupancy expenses, marketing expenses, professional services, FDIC insurance assessments, data processing costs and other operating expenses. The Company is also subject to losses from its loan portfolio if borrowers fail to meet their obligations. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies.

Results of Operation

The Company recorded net income available to common shareholders of $9.5 million, or $1.34 per diluted share, and $9.3 million, or $1.32 per diluted share, for 2015 and 2014, respectively. Pre-tax earnings amounted to $18.8 million for 2015 and $18.0 million for 2014.

Total assets of $885.1 million at December 31, 2015 represented an increase of $63.4 million, or 7.7%, from December 31, 2014. Total gross loans amounted to $758.5 million at year end 2015 for an increase of $45.4 million, or 6.4% from December 31, 2014. Deposits increased by $17.3 million, an increase of 2.7%. Total shareholders’ equity at December 31, 2015 amounted to $112.0 million and increased $9.1 million, or 8.9%, during the past year.
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

	For the Years Ended December 31,
	2015			2014
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(Amounts in thousands except Yield/ Cost data)
Assets
Loans	$731,032	$38,035	5.20%	$669,771	$36,967	5.52%
Investment securities	47,323	1,296	2.74%	36,259	1,054	2.91%
Federal funds sold and cash equivalents	33,184	79	0.24%	46,384	111	0.24%
Total interest-earning assets	811,539	$39,410	4.86%	752,414	$38,132	5.07%
Noninterest earning assets	59,545			71,594
Allowance for loan losses	(17,243)			(18,746)
Total assets	$853,841			$805,262
Liabilities and Equity
Interest bearing deposits
NOWs	$31,318	$154	0.49%	$27,771	$139	0.50%
Money markets	112,180	559	0.50%	101,090	559	0.55%
Savings	188,392	1,006	0.53%	210,380	1,238	0.59%
Time deposits	251,816	2,836	1.13%	255,372	2,761	1.08%
Brokered certificates of deposit	30,337	189	0.62%	6,785	49	0.72%
Total interest-bearing deposits	614,043	4,744	0.77%	601,398	4,746	0.79%
Borrowings	80,729	1,068	1.32%	62,800	833	1.33%
Total interest-bearing liabilities	694,772	$5,812	0.84%	664,198	$5,579	0.84%
Noninterest bearing deposits	45,656			36,493
Other liabilities	5,319			5,411
Total liabilities	745,747			706,102
Equity	108,094			99,160
Total liabilities and equity	$853,841			$805,262
Net interest income		$33,598			$32,553
Interest rate spread			4.02%			4.23%
Net interest margin			4.14%			4.33%

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

	Years ended December 31,
	2015 vs 2014			2014 vs 2013
	Variance due to change in			Variance due to change in
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
	(Amounts in thousands)
Interest Income:
Loans (net of deferred costs/fees)	$3,262	$(2,194)	$1,068	$1,385	$(362)	$1,023
Investment securities	306	(64)	242	395	(72)	323
Federal funds sold	(32)	—	(32)	10	(8)	2
Total interest income	3,536	(2,258)	1,278	1,790	(442)	1,348
Interest Expense:
Deposits	101	(103)	(2)	111	(397)	(286)
Borrowed funds	238	(3)	235	306	(236)	70
Total interest expense	339	(106)	233	417	(633)	(216)
Net interest income	$3,197	$(2,152)	$1,045	$1,373	$191	$1,564

Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprised only of normal recurring accruals) necessary for fair presentation.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Amounts in thousands, except per share amounts)
2015
Interest income	$10,159	$9,918	$9,933	$9,400
Interest expense	1,493	1,501	1,474	1,344
Net interest income	8,666	8,417	8,459	8,056
Provision for loan losses	—	1,450	750	840
Income before income tax expense	5,698	4,658	4,303	4,127
Income tax expense	2,204	1,730	1,388	1,521
Net income	3,246	2,430	2,522	2,499
Preferred stock dividends	300	300	300	300
Net income available to common shareholders	2,946	2,130	2,222	2,199
Net income per common share:
Basic	$0.48	$0.35	$0.37	$0.37
Diluted	$0.40	$0.30	$0.32	$0.31
2014
Interest income	$9,373	$9,417	$9,736	$9,606
Interest expense	1,372	1,407	1,403	1,397
Net interest income	8,001	8,010	8,333	8,209
Provision for loan losses	1,000	250	1,000	1,000
Income before income tax expense	3,462	6,837	4,099	3,625
Income tax expense	1,136	2,149	1,264	1,162
Net income	2,206	3,455	2,486	2,326
Net income available to common shareholders	1,906	3,155	2,186	2,026
Net income per common share:
Basic	$0.32	$0.53	$0.36	$0.34
Diluted	$0.28	$0.44	$0.31	$0.29

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

Operating Results for the Years Ended December 31, 2015 and 2014

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

Net interest income increased $1.0 million, or 3.2%, to $33.6 million for 2015, from $32.6 million for 2014. We experienced a decrease in our interest rate spread of 21 basis points, to 4.02% for 2015, from 4.23% for 2014. Our net interest margin decreased 19 basis points, to 4.14% for 2015, from 4.33% for 2014. The increase in net interest income is primarily attributable to the combined effects of an increase in the average balance of loans, partially offset by lower yields on loans.

Interest income increased $1.3 million, or 3.4%, to $39.4 million for 2015, from $38.1 million for 2014. The increase is primarily attributable to higher loan volumes partially offset by lower yields on loans. Average loans for the year were $731.0 million compared to $669.8 million for 2014, while average loan yields were 5.20% for 2015 compared to 5.52% for 2014.

Interest expense increased $233,000, or 4.2%, to $5.8 million for 2015, from $5.6 million for 2014. The increase is primarily attributable to higher deposit and borrowing volumes offset by a slight decline in the cost of funds. Average deposits for the year were $614.0 million compared to $601.4 million for 2014, while average deposit rates were 0.77% for 2015 compared to 0.79% for 2014. Average borrowings outstanding increased $17.9 million to $80.7 million in 2015 as compared to $62.8 million in 2014. The average rate paid on these borrowings was essentially unchanged, decreasing by one basis point from 1.33% in 2014 to 1.32% in 2015.

Noninterest Income. Noninterest income is principally derived from gains on the sale of SBA loans, service fees on deposit accounts, fee income from loan services and BOLI income. Noninterest income totaled $5.1 million in 2015 versus $7.6 million in 2014.

The Company recognized $4.1 million in gains from the sale of the guaranteed portion of SBA loans in 2015, compared to a gain of $5.0 million in 2014. The decrease is partially attributable to the selling of loans originated in 2014 that were originated in 2013.

Loan fees were $1.4 million in 2015, an increase from $1.1 million in 2014. Loan fees consist primarily of prepayment fees. These loan fees are variable in nature and are dependent upon the borrowers’ course of action.

The loss on the sale and write down of OREO for 2015 was $2.0 million, compared to a loss of $596,000 in 2014.

Other noninterest income, which includes ATM fees, debit card fees, early CD withdrawal penalties, rental income and other miscellaneous income, amounted to $918,000 in 2015 and $1.3 million in 2014.

Noninterest Expense. Noninterest expense for 2015 was $16.9 million, a decrease of $2.1 million from 2014.

Compensation and benefits expense for 2015 was $7.7 million, an increase of $411,000 over 2014. The increase is attributable to routine salary increases, higher benefits expense and increased staffing.

Professional services in 2015 amounted to $1.7 million, an increase of $201,000 from 2014. The continued high level of expense is primarily the result of the legal costs related to loan matters.

OREO expenses decreased to $1.6 million in 2015, from $3.9 million in 2014. The expenses are related to the carrying costs of OREO including property taxes, insurance and maintenance. The decrease is attributable to the reduction in the balance of OREO.

Other operating expense decreased to $3.4 million in 2015, from $3.8 million in 2014. Other operating expense is primarily related to nonperforming loans, including force-placed insurance and payment of real estate taxes to protect the Bank’s lien position.

Income Taxes. Income tax expense amounted to $6.8 million for 2015, compared to $5.7 million for 2014, resulting in effective tax rates of 36.4% and 35.3% for the respective years. The rate difference is due to a retroactive change in the calculation of income tax expense.

Financial Condition at December 31, 2015 and December 31, 2014

At December 31, 2015, the Company’s total assets increased to $885.1 million from $821.7 million at December 31, 2014, an increase of $63.4 million or 7.7%.

Cash and cash equivalents decreased $8.8 million to $27.4 million at December 31, 2015 from $36.2 million at December 31, 2014. The decrease in cash was utilized to fund loan growth.

Total investment securities increased to $44.7 million at December 31, 2015 ($42.6 million classified as available for sale or 95.1%) from $30.3 million at December 31, 2014, an increase of $14.4 million or 47.4%. During 2015, the Company purchased $20.5 million of mortgage-backed securities to bolster on-balance sheet liquidity to fund future growth. The purchase was funded with borrowings from the FHLB.

Total gross loans increased to $758.5 million at December 31, 2015, from $713.1 million at December 31, 2014, an increase of $45.4 million or 6.4%.

OREO at December 31, 2015 was $16.6 million, compared to $20.9 million at December 31, 2014, a decrease of $4.3 million. OREO consisted of 16 properties, the largest being a condominium development in Absecon. The decrease was primarily due to the sale of OREO property.

BOLI increased to $23.8 million at December 31, 2015, from $11.5 million at December 31, 2014, an increase of $12.4 million. The Company increased its position by $12.0 million in 2015 in order to offset the rising cost of employee benefits.

At December 31, 2015, the Bank’s total deposits increased to $665.2 million from $647.9 million at December 31, 2014, an increase of $17.3 million or 2.7%. Noninterest bearing deposits increased $10.2 million, or 24.0%, to $52.8 million at December 31, 2015, from $42.6 million at December 31, 2014. Interest Checking increased $4.8 million, or 16.6%, to $33.4 million at December 31, 2015, from $28.7 million at December 31, 2014. Money Market and Savings accounts decreased $3.1 million, or 1.0%, to $298.5 million at December 31, 2015, from $301.6 million at December 31, 2014. Retail certificates of deposit increased $4.8 million, or 1.9%, to $259.6 million at December 31, 2015, from $254.8 million at December 31, 2014. Brokered deposits increased $584,000 to $20.9 million at December 31, 2015, from $20.3 million at December 31, 2014.

Borrowings increased to $98.1 million at December 31, 2015 from $62.8 million at December 31, 2014, an increase of $35.3 million or 56.2%. The additional borrowings were used to fund the mortgage-backed securities purchases described above and loan growth.

Total shareholders’ equity increased to $112.0 million at December 31, 2015 from $102.9 million at December 31, 2014, an increase of $9.1 million or 8.9%, due to the retention of earnings.

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
Delinquent loans decreased $15.0 million to $14.8 million, or 1.9% of total loans, at December 31, 2015, from $29.8 million, or 4.2% of total loans, at December 31, 2014. Delinquent loan balances by number of days delinquent at December 31, 2015 were: 31 to 89 days --- $1.2 million and 90 days and greater --- $13.6 million. Loans 90 days and more past due are no longer accruing interest. December 31, 2014 delinquent loan balances by number of days were: 31 to 89 days --- $2.9 million and 90 days and greater --- $26.9 million. The improving credit quality of the portfolio is attributable to our ability to work-out troubled loans and an improving economy.

At December 31, 2015, the Company had $13.6 million in nonperforming loans, or 1.8% of total loans, a decrease from $26.9 million, or 3.8% of total loans, at December 31, 2014. The three largest relationships in nonperforming loans are a $3.8 million land development loan, a $2.7 million real estate development loan and a $1.9 million commercial mortgage loan.

At December 31, 2015 the Company had $30.2 million in nonperforming assets, which includes $13.6 million of nonperforming loans and $16.6 million of OREO, or 3.4% of total assets, a decrease from $47.8 million, or 5.8% of total assets at December 31, 2014.

At December 31, 2015, the Company had $42.2 million in loans deemed impaired, a decrease from $61.5 million at December 31, 2014. Included in impaired loans are TDRs that were in compliance with their modified terms and therefore are accruing, totaling $28.7 million and $32.7 million at December 31, 2015 and December 31, 2014, respectively.

The provision for loan losses is a charge to earnings in the current year to maintain the allowance at a level management has determined to be adequate based upon the factors noted above. The provision for loan losses amounted to $3.0 million for 2015, compared to $3.3 million for 2014. Net loan charge-offs/recoveries were $4.9 million in 2015 and $3.8 million in 2014.

At December 31, 2015, the Company’s allowance for loan losses decreased to $16.1 million, from $18.0 million at December 31, 2014, a decrease of $1.9 million or 10.6%. The ratio of the allowance for loan loss to total loans decreased to 2.1% of loans at December 31, 2015, from 2.5% of loans at December 31, 2014. However the allowance for loan losses to nonperforming loans coverage ratio increased to 119.0% at December 31, 2015, from 67.1% at December 31, 2014.

We believe we have appropriately established adequate loss reserves on problem loans that we have identified and to cover credit risks that are inherent in the portfolio as of December 31, 2015. We continue to aggressively manage all loan relationships. Credit monitoring and tracking systems are established. Updated appraisals are being obtained, where appropriate, to ensure that collateral values are sufficient to cover outstanding loan balances. Where necessary, we will apply our loan work-out experience to protect our collateral position and actively negotiate with borrowers to resolve these nonperforming loans.

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

Rate Sensitivity Analysis. The interest rate sensitivity position as of December 31, 2015, is presented in the table below. Assets and liabilities are scheduled based on maturity or re-pricing data except for mortgage loans and mortgage-backed securities, which are based on prevailing prepayment assumptions and expected maturities and deposits which are based on recent retention experience of core deposits. The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2015, our interest sensitive liabilities exceeded interest sensitive assets within a one year period by $91.9 million, or 55.3%, of total assets.

	As of December 31, 2015
	3 Months or Less	Over 3 Months Through 12 Months	Over 1 Year Through 3 Years	Over 3 Years Through 5 Years	Over 5 Years Through 10 Years	Total
	(Amounts in thousands)
Interest-earning assets:
Loans	$69,270	$112,549	$271,490	$176,503	$128,689	$758,501
Investment securities	2,335	4,261	12,137	9,095	16,920	44,748
Federal funds sold and cash equivalents	24,298	—	—	—	—	24,298
Total interest-earning assets	$95,903	$116,810	$283,627	$185,598	$145,609	$827,547
Interest-bearing liabilities:
Regular savings deposits	$8,413	$25,240	$67,306	$59,946	$15,377	$176,282
NOW and money market deposits	9,139	22,277	73,108	42,943	8,204	155,671
Retail time deposits	28,811	154,258	66,704	9,812	—	259,585
Brokered time deposits	18,767	160	1,972	—	—	20,899
Borrowed funds	28,403	9,150	54,500	6,000	—	98,053
Total interest-bearing liabilities	$93,533	$211,085	$263,590	$118,701	$23,581	$710,490
Interest rate sensitive gap	$2,370	$(94,275)	$20,037	$66,897	$122,028	$117,057
Cumulative interest rate gap	$2,370	$(91,905)	$(71,868)	$(4,971)	$117,057	$—
Ratio of rate-sensitive assets to rate-sensitive liabilities	102.53%	55.34%	107.60%	156.36%	617.48%	116.09%

Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity addresses the Company's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund current and planned expenditures. Liquidity is derived from increased repayment and income from earning assets. Our loan to deposit ratio was 114.0% and 110.1% at December 31, 2015 and December 31, 2014, respectively. Funds received from new and existing depositors provided a large source of liquidity during 2015 and 2014. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support loan growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit.

Brokered deposits are a more volatile source of funding than core deposits and do not increase the deposit franchise of the Bank. In a rising rate environment, the Bank may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with the Bank, they may need to be replaced with borrowings which could increase the Bank’s cost of funds and negatively impact its interest rate spread, financial condition and results of operation. To mitigate the potential negative impact associated with brokered deposits, the Bank joined Promontory Inter Financial Network to secure an additional alternative funding source. Promontory provides the Bank an additional source of external funds through their weekly CDARS® settlement process. The rates are comparable to brokered deposits and can be obtained within a shorter period time than brokered deposits. The Bank’s CDARS deposits included within the brokered deposit total amounted to $20.9 million million and $20.3 million at December 31, 2015 and December 31, 2014, respectively. To the extent that retail deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short term funds market. Longer term funding requirements can be obtained through advances from the FHLBNY. As of December 31, 2015, the Bank maintained unused lines of credit with the FHLBNY totaling $47.7 million.

As of December 31, 2015, the Bank's investment securities portfolio included $41.0 million of mortgage-backed securities that provide additional cash flow each month. The majority of the investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank's residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Presently the residential mortgage loan portfolio and certain qualifying commercial real estate loans are pledged under a blanket lien to the FHLBNY as collateral. Management is not aware of any known trends, demands, commitments or uncertainties that are reasonably likely to result in material changes in liquidity.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2015 and 2014, commitments to extend credit amounted to approximately $62.7 million and $52.8 million, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2015 and 2014, standby letters of credit with customers were $14.2 million and $6.8 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2015. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

The following table sets forth information regarding the Bank’s contractual obligations and commitments as of December 31, 2015.

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)
Retail time deposits	$183,069	$70,949	$5,568	$—	$259,586
Brokered time deposits	18,927	1,972	—	—	20,899
Borrowed funds	24,150	54,500	6,000	13,403	98,053
Operating lease obligations	211	481	151	189	1,032
Total contractual obligations	$226,357	$127,902	$11,719	$13,592	$379,570
	Amount of Commitments Expiring by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)
Loan Commitments	$42,289	$—	$—	$—	$42,289
Lines of Credit	23,958	14,229	1,266	23,245	62,698
Total Commitments	$66,247	$14,229	$1,266	$23,245	$104,987

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

2015	Cash Dividends Paid	High	Low
1st Quarter	$0.05	$12.41	$11.03
2nd Quarter	$0.06	$13.48	$11.99
3rd Quarter	$0.06	$13.06	$11.95
4th Quarter	$0.07	$13.00	$12.01
2014
1st Quarter	$—	$12.07	$8.82
2nd Quarter	$—	$12.03	$10.80
3rd Quarter	$0.05	$11.89	$10.50
4th Quarter	$0.05	$11.55	$10.07

The number of shareholders of record of common stock as of March 12, 2016, was approximately 310. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 12, 2016, there were 6,221,256 shares of our common stock outstanding.

In June of 2014, the Company instituted a quarterly cash dividend of $0.05 per share. The dividend was increased to $0.06 per share in July of 2015 and again increased to $0.07 per share in October of 2015. During 2015, the Company paid $1.4 million in dividends. The timing and amount of future dividends will be within the discretion of the Board of Directors and will depend on the consolidated earnings, financial condition, liquidity, and capital requirements of the Company and its subsidiaries, applicable governmental regulations and policies, and other factors deemed relevant by the Board.

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

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on our evaluation under the framework in Internal Control - Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

March 18, 2016

Vito S. Pantilione	John F. Hawkins
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Parke Bancorp, Inc. and Subsidiaries

Consolidated Financial Report
December 31, 2015

Parke Bancorp, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Parke Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Parke Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ RSM US LLP
Blue Bell, Pennsylvania
March 18, 2016

Parke Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2015 and 2014
(Amounts in thousands except share and per share data)

	December 31,	December 31,
	2015	2014
Assets
Cash and due from financial institutions	$3,131	$4,033
Federal funds sold and cash equivalents	24,298	32,205
Cash and cash equivalents	27,429	36,238
Investment securities available for sale, at fair value	42,567	28,208
Investment securities held to maturity (fair value of $2,471 at December 31, 2015 and $2,377 December 31, 2014)	2,181	2,141
Total investment securities	44,748	30,349
Loans held for sale	2,640	2,932
Loans, net of unearned income	758,501	713,061
Less: Allowance for loan losses	(16,136)	(18,043)
Net loans	742,365	695,018
Accrued interest receivable	3,012	2,827
Premises and equipment, net	4,591	4,490
Other real estate owned (OREO)	16,629	20,931
Restricted stock, at cost	4,789	3,152
Bank owned life insurance (BOLI)	23,822	11,464
Deferred tax asset	10,928	10,518
Other assets	4,171	3,787
Total Assets	$885,124	$821,706
Liabilities and Equity
Liabilities
Deposits
Noninterest-bearing deposits	$52,773	$42,554
Interest-bearing deposits	612,437	605,379
Total deposits	665,210	647,933
FHLBNY borrowings	84,650	49,352
Subordinated debentures	13,403	13,403
Accrued interest payable	494	445
Other liabilities	9,160	7,523
Total liabilities	772,917	718,656
Equity
Preferred stock, 1,000,000 shares authorized, $1,000 liquidation value Series B non-cumulative convertible; issued: 20,000 shares at December 31, 2015 and December 31, 2014	20,000	20,000
Common stock, $.10 par value; authorized 15,000,000 shares; Issued: 6,501,610 shares at December 31, 2015 and 6,208,259 shares at December 31, 2014	650	621
Additional paid-in capital	53,984	51,316
Retained earnings	40,582	32,983
Accumulated other comprehensive (loss) income	(165)	165
Treasury stock, 280,354 shares at December 31, 2015 and 210,900 shares at December 31, 2014, at cost	(3,011)	(2,180)
Total shareholders’ equity	112,040	102,905
Noncontrolling interest in consolidated subsidiaries	167	145
Total equity	112,207	103,050
Total liabilities and equity	$885,124	$821,706
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2015 and 2014
(Amounts in thousands except share and per share data)

	2015	2014
Interest income:
Interest and fees on loans	$38,035	$36,967
Interest and dividends on investments	1,296	1,054
Interest on federal funds sold and cash equivalents	79	111
Total interest income	39,410	38,132
Interest expense:
Interest on deposits	4,744	4,746
Interest on borrowings	1,068	833
Total interest expense	5,812	5,579
Net interest income	33,598	32,553
Provision for loan losses	3,040	3,250
Net interest income after provision for loan losses	30,558	29,303
Noninterest income
Gain on sale of SBA loans	4,147	5,040
Gain on sale of investment securities	—	178
Loan fees	1,387	1,071
Net income from BOLI	357	359
Service fees on deposit accounts	290	269
Loss on sale and write-down of real estate owned	(2,019)	(596)
Other	918	1,310
Total noninterest income	5,080	7,631
Noninterest expense
Compensation and benefits	7,717	7,306
Professional services	1,657	1,456
Occupancy and equipment	1,273	1,165
Data processing	510	484
FDIC insurance	682	858
OREO expense	1,642	3,883
Other operating expense	3,371	3,759
Total noninterest expense	16,852	18,911
Income before income tax expense	18,786	18,023
Income tax expense	6,843	5,711
Net income attributable to Company and noncontrolling interest	11,943	12,312
Net income attributable to noncontrolling interest	(1,246)	(1,839)
Net income attributable to Company	10,697	10,473
Preferred stock dividend and discount accretion	(1,200)	(1,200)
Net income available to common shareholders	$9,497	$9,273
Earnings per common share
Basic	$1.56	$1.55
Diluted	$1.34	$1.32
Weighted average shares outstanding
Basic	6,091,562	5,991,226
Diluted	7,973,588	7,924,859
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2015 and 2014

	For the Year ended December 31,
	2015	2014
	(Amounts in thousands)
Net income available to common shareholders	$9,497	$9,273
Unrealized gains on securities:
Non-credit related unrealized gains on securities with OTTI	113	—
Unrealized (losses) gains on securities without OTTI	(661)	844
Less re-class adjustment for gains on securities included in net income	—	(178)
Tax Impact	218	(266)
Total unrealized gains on securities	(330)	400
Total other comprehensive income	(330)	400
Total comprehensive income	$9,167	$9,673
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Equity
Years Ended December 31, 2015 and 2014
(Amounts in thousands except share data)
	Preferred Stock	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance, December 31, 2013	$20,000	6,193,710	$619	$51,204	$24,308	$(235)	$(2,180)	$93,716	$248	$93,964
Capital withdrawals by noncontrolling interest									(1,942)	(1,942)
Stock options exercised		14,549	2	112				114		114
Net income					10,473			10,473	1,839	12,312
Changes in other comprehensive income						400		400		400
Dividend on preferred stock					(1,200)			(1,200)		(1,200)
Dividend on common stock ($.10/ share)					(598)			(598)		(598)
Balance, December 31, 2014	$20,000	6,208,259	$621	$51,316	$32,983	$165	$(2,180)	$102,905	$145	$103,050
Capital withdrawals by noncontrolling interest									(1,224)	(1,224)
Stock options exercised		293,351	29	2,668				2,697		2,697
Net income					10,697			10,697	1,246	11,943
Changes in other comprehensive income						(330)		(330)		(330)
Purchase of treasury stock							(831)	(831)		(831)
Dividend on preferred stock					(1,200)			(1,200)		(1,200)
Dividend on common stock ($.24/ share)					(1,898)			(1,898)		(1,898)
Balance, December 31, 2015	$20,000	6,501,610	$650	$53,984	$40,582	$(165)	$(3,011)	$112,040	$167	$112,207
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2015 and 2014
(Amounts in thousands)

	2015	2014
Cash Flows from Operating Activities
Net income	$11,943	$12,312
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	251	348
Provision for loan losses	3,040	3,250
Bank owned life insurance income	(357)	(359)
Bank owned life insurance additional purchase	(12,000)	—
Gain on sale of SBA loans	(4,147)	(5,040)
SBA loans originated for sale	(38,244)	(34,538)
Proceeds from sale of SBA loans originated for sale	42,684	48,714
Loss/Gain on sale & write down of other real estate owned, net	2,019	596
Contribution of OREO property	—	22
Provision for OREO	—	1,493
Net accretion of purchase premiums and discounts on securities	(623)	9
Net gain from sales and write-downs of investment securities	—	(178)
Deferred income tax benefit	(190)	1,789
Changes in operating assets and liabilities:
Increase in accrued interest receivable and other assets	(1,008)	(2,930)
Increase in accrued interest payable and other accrued liabilities	1,686	1,042
Net cash provided by operating activities	5,054	26,530
Cash Flows from Investing Activities
Purchases of investment securities available for sale	(20,476)	—
Purchases/redemptions of restricted stock	(1,637)	466
Proceeds from sale and call of securities available for sale	—	3,974
Proceeds from maturities and principal payments on mortgage backed securities	6,150	4,311
Proceeds from sale of other real estate owned	7,576	11,851
Advances on other real estate owned	(139)	(186)
Net increase in loans	(55,541)	(68,084)
Purchases of bank premises and equipment	(352)	(118)
Net cash used in investing activities	(64,419)	(47,786)
Cash Flows from Financing Activities
Cash payment of dividends	(2,661)	(1,575)
Minority interest capital withdrawal, net	(1,224)	(1,942)
Proceeds from exercise of stock options and warrants	2,697	114
Purchase of treasury stock	(831)	—
Net increase (decrease) in FHLBNY	35,298	(5,928)
Net increase in noninterest-bearing deposits	10,219	6,567
Net increase in interest-bearing deposits	7,058	14,597
Net cash provided by financing activities	50,556	11,833
Decrease in cash and cash equivalents	(8,809)	(9,423)
Cash and Cash Equivalents, January 1,	36,238	45,661
Cash and Cash Equivalents, December 31,	$27,429	$36,238
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$5,763	$5,557
Income taxes	$6,494	$5,300
Supplemental Schedule of Noncash Activities:
Real estate acquired in settlement of loans	$5,154	$5,797
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

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Parke Bank. Also included are the accounts of 44 Business Capital Partners LLC, a joint venture formed in 2009 to originate and service Small Business Administration (“SBA”) loans. Parke Bank has a 51% ownership interest in the joint venture. Parke Capital Trust I, Parke Capital Trust II and Parke Capital Trust III are wholly-owned subsidiaries but are not consolidated because they do not meet the requirements for consolidation under applicable accounting guidance. All significant inter-company balances and transactions have been eliminated.

Investment Securities: At December 31, 2015 and 2014, the Company held investment securities that would be held for indefinite periods of time, including securities that would be used as part of the Company’s asset/liability management strategy and possibly sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as “available for sale” and are carried at fair value, with any temporary unrealized gains or losses reported as other comprehensive income, net of the related income tax effect.

At December 31, 2015 and 2014, the Company also reported investments in securities that were carried at cost, adjusted for amortization of premium and accretion of discount. The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as “held to maturity.”

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

The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2015 or 2014. The Company does not have an accrual for uncertain tax positions as of December 31, 2015 or 2014, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2012 and thereafter are subject to further examination by tax authorities, with the exception of the State of New Jersey for which tax returns for all years 2011 and thereafter are subject to further examination.

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

Reclassifications: Certain items in the 2014 financial statements have been reclassified to conform to the 2015 presentation. Such reclassifications have no impact on prior year earnings and shareholders’ equity.

Comprehensive Income: Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under GAAP, are excluded from net income, including unrealized gains and losses on available for sale securities.

Accumulated other comprehensive income (loss) consisted of the following at December 31, 2015 and 2014:

	2015	2014
	(Amounts in thousands)
Securities:
Non-credit unrealized losses on available for sale securities with OTTI	$(344)	$(457)
Unrealized gains on available for sale securities without OTTI	71	732
Tax impact	108	(110)
	$(165)	$165

Earnings Per Common Share: Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options outstanding and convertible preferred stock. To the extent that stock equivalents are anti-dilutive, they have been excluded from the earnings per share calculation. Both basic and diluted earnings per share computations give retroactive effect to a stock dividend declared and paid in 2013 (Note 13). Earnings per common share have been computed based on the following for 2015 and 2014:

	2015	2014
	(dollars in thousands, except share data)
Basic earnings per common share
Net income available to common shareholders	$9,497	$9,273
Average common shares outstanding	6,091,562	5,991,226
Basic earnings per common share	$1.56	$1.55
Diluted earnings per common share
Net income available to common shareholders	$9,497	$9,273
Dividend on Preferred Series B	1,200	1,200
Net income available to common shareholders pre dividend on Preferred Series B	$10,697	$10,473
Average common shares outstanding	6,091,562	5,991,226
Dilutive potential common shares	1,882,026	1,933,633
Total diluted average common shares outstanding	7,973,588	7,924,859
Diluted earnings per common share	$1.34	$1.32

For 2015 and 2014, there were no options outstanding that were not included in the computation of diluted EPS because the options’ common stock equivalents and preferred stock were anti-dilutive.

Statement of Cash Flows: Cash and cash equivalents include cash and due from financial institutions and federal funds sold. For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis.

Recently Issued Accounting Pronouncements:

On January 5, 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (the ASU). Changes to the current GAAP model primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The more significant amendments are summarized below. ASU 2016-01 is effective for public business entities for fiscal years beginning after 15 December 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact of these amendments.
On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842). ASU No. 2016-02 includes a lessee accounting model that recognizes two types of leases - finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities for leases with lease terms of more than 12 months. (Leases with terms of less than 12 months are exempt from the new standard.) The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as finance or operating lease. New disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases are also required. These disclosures include qualitative and quantitative requirements, providing information about the amounts recorded in the financial statements. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (that is, for a calendar year-end public entity, the changes take effect beginning January 1, 2019). The Company is currently evaluating the impact of these amendments.

Note 2.  Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Company as of December 31, 2015 or 2014, because reserve requirements were covered by vault cash.

Note 3.  Investment Securities

The following is a summary of the Company's investment in available for sale and held to maturity securities as of December 31, 2015 and 2014:

As of December 31, 2015	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
	(Amounts in thousands)
Available for sale:
Corporate debt obligations	$1,000	$31	$—	$—	$1,031
Residential mortgage-backed securities	40,788	451	418	—	40,821
Collateralized mortgage obligations	246	7	—	—	253
Collateralized debt obligations	806	—	—	344	462
Total available for sale	$42,840	$489	$418	$344	$42,567

Held to maturity:
States and political subdivisions	$2,181	$290	$—	$—	$2,471

As of December 31, 2014	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
	(Amounts in thousands)
Available for sale:
Corporate debt obligations	$500	$22	$—	$—	$522
Residential mortgage-backed securities	26,252	754	59	—	26,947
Collateralized mortgage obligations	375	15	—	—	390
Collateralized debt obligations	806	—	—	457	349
Total available for sale	$27,933	$791	$59	$457	$28,208

Held to maturity:
States and political subdivisions	$2,141	$236	$—	$—	$2,377

The amortized cost and fair value of debt securities classified as available for sale and held to maturity, by contractual maturity, as of December 31, 2015, are as follows:

	Amortized Cost	Fair Value
	(Amounts in thousands)
Available for sale:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	500	500
Due after ten years	1,306	993
Residential mortgage-backed securities and collateralized mortgage obligations	41,034	41,074
Total available for sale	$42,840	$42,567

Held to maturity:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	1,217	1,298
Due after ten years	964	1,173
Total held to maturity	$2,181	$2,471

Expected maturities will differ from contractual maturities for mortgage related securities because the issuers of certain debt securities do have the right to call or prepay their obligations without any penalties.

During the year ending December 31, 2015, the Company did not sell any investment securities however during the year ending December 31, 2014, the Company sold 3 investment securities with a carrying value of $4,000,000, recognizing a gain of $178,000.

Securities with a carrying value of $15.6 million and $15.0 million, respectively, were pledged to secure public deposits at December 31, 2015 and 2014.

The following tables show the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other than temporarily impaired (“OTTI”), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2015 there were 5 securities in a less than 12 months loss position and 3 in a greater than 12 months. At December 31, 2014 there were 3 securities in a less than 12 months loss postion and none greater than 12 months.

As of December 31, 2015	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Residential mortgage-backed securities	$19,191	$343	$3,221	$75	$22,412	$418
Total available for sale	$19,191	$343	$3,221	$75	$22,412	$418

As of December 31, 2014	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Residential mortgage-backed securities	$3,968	$59	$—	$—	$3,968	$59
Total available for sale	$3,968	$59	$—	$—	$3,968	$59

Residential Mortgage-Backed Securities

The unrealized losses on the Company’s investment in mortgage-backed securities relates to eight securities. The losses were caused by movement in interest rates. The securities were issued by FNMA, a government sponsored entity. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider the investment in these securities to be OTTI at December 31, 2015.

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

The following table presents a roll-forward of the credit loss component of the amortized cost of debt securities that we have written down for OTTI and the credit component of the loss that is recognized in earnings. OTTI recognized in earnings for credit-impaired debt securities is presented as additions in two components based upon whether the current period is the first time the debt security was credit-impaired (initial credit impairment) or is not the first time the debt security was credit impaired (subsequent credit impairments). The credit loss component is reduced if we sell, intend to sell or believe we will be required to sell previously credit-impaired debt securities. Additionally, the credit loss component is reduced if we receive cash flows in excess of what we expected to receive over the remaining life of the credit-impaired debt security, the security matures, or is fully written down. Changes in the credit loss component of credit-impaired debt securities were as follows for 2015 and 2014:

	2015	2014
	(Amounts in thousands)
Beginning balance	$171	$1,126
Initial credit impairment	—	—
Subsequent credit impairments	—	—
Increases for impairment recognized in earnings due to intent or requirement to sell	—	—
Reductions for securities sold	—	(955)
Reductions for securities deemed worthless(1)	—	—
Reductions for increases in cash flows expected to be collected	—	—
Ending balance	$171	$171
(1) Reduction due to credit losses applied to private label CMO tranche.

A summary of investment gains and losses recognized in income during the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
	(Amounts in thousands)
Available for sale securities:
Realized gains	$—	$178
Realized (losses)	—	—
Other than temporary impairment	—	—
Total available for sale securities	$—	$178
Held to maturity securities:
Realized gains	$—	$—
Realized (losses)	—	—
Other than temporary impairment	—	—
Total held to maturity securities	$—	$—

During 2014, the Company recognized a gain of $178,000 from the sale of three Trust Preferred Securities.

Note 4.  Loans

The portfolio of loans outstanding consists of:

	December 31, 2015		December 31, 2014
	Amount	Percentage of Total Loans	Amount	Percentage of Total Loans
	(Amounts in thousands)
Commercial and Industrial	$27,140	3.6%	$30,092	4.2%
Real Estate Construction:
Residential	7,750	1.0	5,859	0.8
Commercial	45,245	6.0	47,921	6.7
Real Estate Mortgage:
Commercial – Owner Occupied	172,040	22.7	176,649	24.8
Commercial – Non-owner Occupied	256,471	33.8	237,918	33.4
Residential – 1 to 4 Family	213,266	28.1	171,894	24.1
Residential – Multifamily	18,113	2.4	25,173	3.5
Consumer	18,476	2.4	17,555	2.5
Total Loans	$758,501	100.0%	$713,061	100.0%

At December 31, 2015 and 2014, approximately $132.3 million and $180.7 million, respectively, of loans were pledged to the FHLBNY on borrowings (Note 9). This pledge consists of a blanket lien on residential mortgages and certain qualifying commercial real estate loans.

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

Commercial real estate loans, including multi-family loans, are subject to underwriting standards and processes similar to commercial loans, in addition to those of real estate loans. Commercial real estate loans may be riskier than those for one-to-four family residences and are typically larger in dollar size. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. The repayment of these loans is generally largely dependent on the successful operation and management of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location within our market area. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. The Company also monitors economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2015, approximately 64.0% of the outstanding principal balance of the Company’s commercial real estate loans were secured by non-owner occupied properties.

The Company originates adjustable and fixed-rate residential mortgage loans. Such mortgage loans are generally originated under terms, conditions and documentation acceptable to the secondary mortgage market. Although the Company has placed all of these loans into its portfolio, a substantial majority of such loans can be sold in the secondary market or pledged for potential borrowings. The source of repayment is the borrower's income and could be adversely affected by job loss or illness.

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

Loans to Related Parties: In the normal course of business, the Company has granted loans to officers, directors and their affiliates (related parties). All loans to related parties were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable loans with persons not related to the Bank; and did not involve more than the normal risk of collectability or present other unfavorable features. Loans totaling $2.7 million that are guaranteed by one of its Board members are greater than 90 days delinquent and are no longer accruing interest. These loans were granted to a former Board member for the purpose of financing residential and commercial real estate developments. The collateral securing these loans have been reappraised and the values exceed the outstanding loan balances.

An analysis of the activity of such related party loans for 2015 and 2014 is as follows:

	2015	2014
	(Amounts in thousands)
Balance, beginning of year	$20,233	$19,636
Advances	4,568	5,644
Less: repayments	(4,729)	(5,047)
Balance, end of year	$20,072	$20,233

An age analysis of past due loans by class follows:

December 31, 2015	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)
Commercial and Industrial	$—	—	740	740	26,400	$27,140	—
Real Estate Construction:
Residential	—	—	—	—	7,750	7,750	—
Commercial	—	—	5,204	5,204	40,041	45,245	—
Real Estate Mortgage:
Commercial – Owner Occupied	812	—	358	1,170	170,870	172,040	—
Commercial – Non-owner Occupied	—	—	4,002	4,002	252,469	256,471	—
Residential – 1 to 4 Family	—	—	3,255	3,255	210,011	213,266	—
Residential – Multifamily	357	—	—	357	17,756	18,113	—
Consumer	31	32	—	63	18,413	18,476	—
Total Loans	$1,200	32	13,559	14,791	743,710	$758,501	—

December 31, 2014	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)
Commercial and Industrial	$—	1,874	61	1,935	28,157	$30,092	—
Real Estate Construction:
Residential	—	—	238	238	5,621	5,859	—
Commercial	—	—	10,773	10,773	37,148	47,921	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	735	735	175,914	176,649	—
Commercial – Non-owner Occupied	—	—	8,624	8,624	229,294	237,918	—
Residential – 1 to 4 Family	629	20	6,367	7,016	164,878	171,894	—
Residential – Multifamily	364	—	—	364	24,809	25,173	—
Consumer	—	—	94	94	17,461	17,555	—
Total Loans	$993	1,894	26,892	29,779	683,282	$713,061	—

Impaired Loans: Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments.

All impaired loans that are secured by real estate are assessed for recoverability based on an independent third-party full appraisal to determine the net realizable value (“NRV”) based on the fair value of the underlying collateral, less costs to sell and other costs, such as unpaid real estate taxes, that have been identified, or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent. The appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are generally updated every 12 months or sooner if we have identified possible further deterioration in value. Prior to receiving the updated appraisal, we will establish a specific reserve for any estimated deterioration, based upon our assessment of market conditions, adjusted for estimated costs to sell and other identified costs. If the NRV is greater than the loan amount, then no impairment loss exists. If the NRV is less than the loan amount, the shortfall is recognized by a specific reserve. If the borrower fails to pledge additional collateral within a ninety days period, a charge-off equal to the difference between the loan carrying value and NRV will occur. In certain circumstances, however, a direct charge-off may be taken at the time that the NRV calculation reveals a shortfall. All impaired loans are evaluated based on the criteria stated above on a quarterly basis and any change in the reserve requirements are recorded in the period identified. All partially charged-off loans remain on nonaccrual status until they are brought current as to both principal and interest and have at least six months of payment history and future collectability of principal and interest is assured.

Impaired loans are set forth in the following tables.

December 31, 2015	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Amounts in thousands)
With no related allowance recorded:
Commercial and Industrial	$680	$1,934	$—
Real Estate Construction:
Residential	—	—	—
Commercial	1,420	1,517	—
Real Estate Mortgage:
Commercial – Owner Occupied	358	358	—
Commercial – Non-owner Occupied	1,281	1,281	—
Residential – 1 to 4 Family	1,858	1,910	—
Residential – Multifamily	—	—	—
Consumer	—	—	—
	5,597	7,000	—
With an allowance recorded:
Commercial and Industrial	503	504	67
Real Estate Construction:
Residential	—	—	—
Commercial	5,696	8,420	1,149
Real Estate Mortgage:
Commercial – Owner Occupied	4,341	4,370	73
Commercial – Non-owner Occupied	23,303	24,988	486
Residential – 1 to 4 Family	2,426	3,200	709
Residential – Multifamily	356	356	5
Consumer	—	—	—
	36,625	41,838	2,489
Total:
Commercial and Industrial	1,183	2,438	67
Real Estate Construction:
Residential	—	—	—
Commercial	7,116	9,937	1,149
Real Estate Mortgage:
Commercial – Owner Occupied	4,699	4,728	73
Commercial – Non-owner Occupied	24,584	26,269	486
Residential – 1 to 4 Family	4,284	5,110	709
Residential – Multifamily	356	356	5
Consumer	—	—	—
	$42,222	$48,838	$2,489

December 31, 2014	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Amounts in thousands)
With no related allowance recorded:
Commercial and Industrial	$61	$401	$—
Real Estate Construction:
Residential	—	—	—
Commercial	4,033	4,161	—
Real Estate Mortgage:
Commercial – Owner Occupied	735	1,132	—
Commercial – Non-owner Occupied	8,175	10,616	—
Residential – 1 to 4 Family	2,548	3,291	—
Residential – Multifamily	—	—	—
Consumer	94	94	—
	15,646	19,695	—
With an allowance recorded:
Commercial and Industrial	2,346	2,346	1,040
Real Estate Construction:
Residential	238	979	238
Commercial	10,025	10,025	2,535
Real Estate Mortgage:
Commercial – Owner Occupied	5,216	5,245	114
Commercial – Non-owner Occupied	22,232	22,232	828
Residential – 1 to 4 Family	5,412	5,575	573
Residential – Multifamily	364	364	5
Consumer	—	—	—
	45,833	46,766	5,333
Total:
Commercial and Industrial	2,407	2,747	1,040
Real Estate Construction:
Residential	238	979	238
Commercial	14,058	14,186	2,535
Real Estate Mortgage:
Commercial – Owner Occupied	5,951	6,377	114
Commercial – Non-owner Occupied	30,407	32,848	828
Residential – 1 to 4 Family	7,960	8,866	573
Residential – Multifamily	364	364	5
Consumer	94	94	—
	$61,479	$66,461	$5,333

The following table presents by loan portfolio class, the average recorded investment and interest income recognized on impaired loans for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015		2014
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(Amounts in thousands)
Commercial and Industrial	$3,088	$45	$2,686	$129
Real Estate Construction:
Residential	—	—	816	—
Commercial	10,013	87	15,434	323
Real Estate Mortgage:
Commercial – Owner Occupied	5,548	196	6,966	303
Commercial – Non-owner Occupied	26,554	985	34,854	1,369
Residential – 1 to 4 Family	5,491	113	9,196	242
Residential – Multifamily	359	26	366	20
Consumer	—	—	94	1
Total	$51,053	$1,452	$70,412	$2,387

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

Performing TDRs (not reported as non-accrual loans) totaled $28.7 million and $32.7 million with related allowances of $530,000 and $812,000 as of December 31, 2015 and December 31, 2014, respectively. Non-performing TDRs totaled $3.5 million and $9.5 million with related allowances of $603,000 and $293,000 as of December 31, 2015 and

December 31, 2014, respectively. All TDRs are classified as impaired loans and are included in the impaired loan disclosures above.

There were no loans modified in TDRs during the years ended December 31, 2015 and 2014.

There was one loan of $252,000 that was modified and deemed a TDR that subsequently defaulted during 2015.

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

The Company utilizes a risk grading matrix to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 7. Grades 1 through 4 are considered “Pass”. A description of the general characteristics of the seven risk grades is as follows:

1.	Good: Borrower exhibits the strongest overall financial condition and represents the most creditworthy profile.\

2.	Satisfactory (A): Borrower reflects a well-balanced financial condition, demonstrates a high level of creditworthiness and typically will have a strong banking relationship with Parke Bank.

3.	Satisfactory (B): Borrower exhibits a balanced financial condition and does not expose the Bank to more than a normal or average overall amount of risk. Loans are considered fully collectable.

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

An analysis of the credit risk profile by internally assigned grades as of December 31, 2015 and 2014 is as follows:

At December 31, 2015	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial and Industrial	$25,658	$688	$794	$—	$27,140
Real Estate Construction:
Residential	7,750	—	—	—	7,750
Commercial	24,210	15,831	5,204	—	45,245
Real Estate Mortgage:
Commercial – Owner Occupied	163,765	7,225	1,050	—	172,040
Commercial – Non-owner Occupied	242,607	7,044	6,820	—	256,471
Residential – 1 to 4 Family	207,911	515	4,840	—	213,266
Residential – Multifamily	17,757	—	356	—	18,113
Consumer	18,475	—	1	—	18,476
Total	$708,133	$31,303	$19,065	$—	$758,501

At December 31, 2014	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial and Industrial	$27,104	$642	$2,346	$—	$30,092
Real Estate Construction:
Residential	5,621	—	238	—	5,859
Commercial	34,255	2,893	10,773	—	47,921
Real Estate Mortgage:
Commercial – Owner Occupied	170,685	4,051	1,913	—	176,649
Commercial – Non-owner Occupied	218,230	5,791	13,897	—	237,918
Residential – 1 to 4 Family	162,787	613	8,494	—	171,894
Residential – Multifamily	24,809	—	364	—	25,173
Consumer	17,461	—	94	—	17,555
Total	$660,952	$13,990	$38,119	$—	$713,061

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

An analysis of the allowance for loan losses as of and for the years ended December 31, 2015 and 2014 is as follows:

Allowance for Loan Losses:	For the year ended December 31, 2015
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance
	(Amounts in thousands)
Commercial and Industrial	$1,679	$(1,554)	$121	$706	$952
Real Estate Construction:
Residential	316	(238)	—	169	247
Commercial	3,015	(2,745)	—	2,231	2,501
Real Estate Mortgage:
Commercial – Owner Occupied	3,296	—	66	(95)	3,267
Commercial – Non-owner Occupied	4,962	(638)	398	(884)	3,838
Residential – 1 to 4 Family	4,156	(504)	148	1,002	4,802
Residential – Multifamily	357	—	—	(103)	254
Consumer	262	(1)	—	14	275
Unallocated	—	—	—	—	—
Total	$18,043	$(5,680)	$733	$3,040	$16,136

Allowance for Loan Losses:	For the year ended December 31, 2014
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance
	(Amounts in thousands)
Commercial and Industrial	$591	$(395)	$—	$1,483	$1,679
Real Estate Construction:
Residential	414	—	5	(103)	316
Commercial	948	(16)	—	2,083	3,015
Real Estate Mortgage:
Commercial – Owner Occupied	4,735	(476)	5	(968)	3,296
Commercial – Non-owner Occupied	7,530	(50)	—	(2,518)	4,962
Residential – 1 to 4 Family	3,612	(2,841)	32	3,353	4,156
Residential – Multifamily	389	—	—	(32)	357
Consumer	341	(31)	—	(48)	262
Unallocated	—	—	—	—	—
Total	$18,560	$(3,809)	$42	$3,250	$18,043

Allowance for Loan Losses, at December 31, 2015	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$67	$885	$952
Real Estate Construction:
Residential	—	247	247
Commercial	1,149	1,352	2,501
Real Estate Mortgage:
Commercial – Owner Occupied	73	3,194	3,267
Commercial – Non-owner Occupied	486	3,352	3,838
Residential – 1 to 4 Family	709	4,093	4,802
Residential – Multifamily	5	249	254
Consumer	—	275	275
Total	$2,489	$13,647	$16,136

Allowance for Loan Losses, at December 31, 2014	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$1,040	$639	$1,679
Real Estate Construction:
Residential	238	78	316
Commercial	2,535	480	3,015
Real Estate Mortgage:
Commercial – Owner Occupied	114	3,182	3,296
Commercial – Non-owner Occupied	828	4,134	4,962
Residential – 1 to 4 Family	573	3,583	4,156
Residential – Multifamily	5	352	357
Consumer	—	262	262
Total	$5,333	$12,710	$18,043

Loans, at December 31, 2015:	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$1,183	$25,957	$27,140
Real Estate Construction:
Residential	—	7,750	7,750
Commercial	7,117	38,128	45,245
Real Estate Mortgage:
Commercial – Owner Occupied	4,698	167,342	172,040
Commercial – Non-owner Occupied	24,584	231,887	256,471
Residential – 1 to 4 Family	4,284	208,982	213,266
Residential – Multifamily	356	17,757	18,113
Consumer	—	18,476	18,476
Total	$42,222	$716,279	$758,501

Loans, at December 31, 2014:	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$2,407	$27,685	$30,092
Real Estate Construction:
Residential	238	5,621	5,859
Commercial	14,058	33,863	47,921
Real Estate Mortgage:
Commercial – Owner Occupied	5,951	170,698	176,649
Commercial – Non-owner Occupied	30,407	207,511	237,918
Residential – 1 to 4 Family	7,960	163,934	171,894
Residential – Multifamily	364	24,809	25,173
Consumer	94	17,461	17,555
Total	$61,479	$651,582	$713,061

Note 6.  Company Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of Company premises and equipment as of December 31, 2015 and 2014 is as follows:

	Estimated Useful lives	2015	2014
		(Amounts in thousands)
Land		$820	$820
Building and improvements	12 years	4,973	4,947
Furniture and equipment	9.6 years	2,357	2,031
Total premises and equipment		8,150	7,798
Less: accumulated depreciation and amortization		(3,559)	(3,308)
Premises and equipment, net		$4,591	$4,490

Depreciation and amortization expense was $251,000 and $348,000 in 2015 and 2014, respectively.

The Company has non-cancelable operating lease agreements related to its Northfield and Philadelphia branch offices. The term of the Northfield lease is for 5 years and runs through May 2017 with one 5-year renewal option. The term of the Philadelphia lease is for 10 years and runs through June 2016 with two 5-year renewal options. The Company entered into a land lease when it purchased a new branch in Collingswood. The term of the lease is for 99 years of which 89 years remain. The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch offices. At December 31, 2015, the required future minimum rental payments under these leases and other equipment operating leases are as follows:

Years Ending December 31,	(Amounts in thousands)

2016	211
2017	178
2018	151
2019	151
2020	151
Total minimum lease payments	$842

Rent expense was approximately $214,000 in 2015 and $134,600 in 2014.

Note 7.  OREO

Other Real Estate Owned (OREO) at December 31, 2015 was $16.6 million, compared to $20.9 million at December 31, 2014, a decrease of $4.3 million. The real estate owned at December 31, 2015 consisted of 16 properties, the largest being a condominium development at $6.4 million. This property was sold in 2010 but does not qualify for a sales treatment under GAAP because of continuing involvement by the Company in the form of financing. During 2015, the Company disposed of $7.6 million of OREO, recognizing a loss of $1.1 million, compared to $11.9 million of OREO sold in 2014, recognizing a gain of $722,000. Also during 2015, the Company wrote down OREO property by $943,000, compared to $1.3 million of write-downs in 2014, based on a decline in appraised values. There was no valuation allowance related to OREO as of December 31, 2015, compared to a valuation allowance related to OREO of $1.5 million as of December 31, 2014. Operating expenses related to OREO, net of related income, for 2015 and 2014, were $1.5 million and $3.9 million, respectively.

An analysis of OREO activity for the years ended December 31, 2015 and 2014 is as follows:

	For the Year Ended December 31,
	2015	2014
	(Amounts in thousands)
Balance at beginning of period	$20,931	$28,910
Real estate acquired in settlement of loans	5,154	5,797
Allowance for OREO	—	(1,493)
Sales of real estate	(7,576)	(11,851)
Gain (loss) on sale of real estate	(1,076)	722
Write-down of real estate carrying values	(943)	(1,318)
Donated property	—	(22)
Reimbursement of funds	—	(251)
Capitalized improvements to real estate	139	437
Balance at end of period	$16,629	$20,931

Note 8.  Deposits

Deposits at December 31, 2015 and 2014 consisted of the following:

	2015	2014
	(Amounts in thousands)
Demand deposits, noninterest-bearing	$52,773	$42,554
Demand deposits, interest-bearing	33,407	28,652
Money market deposits	122,264	107,321
Savings deposits	176,282	194,300
Time deposits of $250,000 or more	33,709	28,916
Other time deposits	225,876	225,875
Brokered time deposits	20,899	20,315
Total deposits	$665,210	$647,933

Scheduled maturities of certificates of deposit at December 31, 2015 are as follows:

Years Ending December 31,	(Amounts in thousands)

2016	$201,997
2017	52,152
2018	16,524
2019	4,244
2020	5,567
Thereafter	—
Total	$280,484

Deposits from related parties totaled approximately $4,980,000 and $4,964,000 at December 31, 2015 and 2014, respectively.

Note 9.  Borrowings

An analysis of borrowings as of December 31, 2015 and 2014 is as follows:

		2015		2014
	Maturity Date or Range	Amount	Weighted Average Rate	Amount	Weighted Average Rate
		(Amounts in thousands, except rates)
Borrowed funds:
Federal Home Loan Bank advances	Less than one year	$24,150	0.73%	$23,202	0.58%
	One to three years	54,500	1.44%	21,150	1.35%
	Three to five years	6,000	1.85%	5,000	2.06%
	Five to ten years	—	—	—	—
	Total	$84,650		$49,352
Subordinated debentures, capital trusts	November 2035	$5,155	2.04%	$5,155	1.89%
	November 2035	5,155	2.04%	5,155	1.89%
	September 2037	3,093	2.01%	3,093	1.74%
	Total	$13,403		$13,403

At December 31, 2015, the Company had a $132.3 million line of credit from the FHLBNY, of which $84.7 million, as detailed above, was outstanding.

Certain investment securities (Note 3), loans (Note 4), and FHLBNY stock are pledged as collateral for borrowings.

Subordinated Debentures – Capital Trusts: On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 2.04% at December 31, 2015. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On August 23, 2005, Parke Capital Trust II, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of fixed/variable rate capital trust pass-through securities to investors. Currently, the interest rate is variable at 2.04%. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% beginning November 23, 2010. Parke Capital Trust II purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On June 21, 2007, Parke Capital Trust III, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $3,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.50% and was 2.01% at December 31, 2015. Parke Capital Trust III purchased $3,093,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after December 15, 2012, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on September 15, 2037. The proceeds were contributed to paid-in capital at the Bank.

Note 10.  Income Taxes

Income tax expense for 2015 and 2014 consisted of the following:

	2015	2014
	(Amounts in thousands)
Current tax expense:
Federal	$6,007	$2,938
State	1,026	984
	7,033	3,922
Deferred tax benefit	(190)	1,789
Income tax expense	$6,843	$5,711

The components of the net deferred tax asset at December 31, 2015 and 2014 were as follows:

	2015	2014
	(Amounts in thousands)
Deferred tax assets:
Allowance for loan losses	$6,068	$6,849
Depreciation	280	349
SERP	1,343	1,271
Capitalized OREO expense	1,894	1,984
OTTI write down on securities	65	65
Nonaccrued interest	2,048	952
Partnership Income	71	—
Unrealized gain	110	—
	11,879	11,470
Deferred tax liabilities:
Deferred loan costs	(951)	(842)
Unrealized loss	—	(110)
	(951)	(952)
Net deferred tax asset	$10,928	$10,518

A reconciliation of the Company’s effective income tax rate with the statutory federal rate for 2015 and 2014 is as follows:

	2015	2014
	(Amounts in thousands)
At Federal statutory rate	$6,387	$6,128
Adjustments resulting from:
State income taxes, net of Federal tax benefit	854	675
Noncontrolling interest	(423)	(625)
Tax exempt income	(31)	(31)
BOLI	(121)	(122)
Nondeductible expenses	4	5
Other	173	(319)
	$6,843	$5,711

Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustments to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or local tax authorities for years before 2012, and by the State of New Jersey for years before 2011.

Note 11.  Retirement Plans

The Company has a Supplemental Executive Retirement Plan (“SERP”) covering certain members of management. The net periodic SERP pension cost was approximately $221,000 in 2015 and $135,000 in 2014. The unfunded benefit obligation, which was included in other liabilities, was approximately $3,571,000 at December 31, 2015 and $3,350,000 at December 31, 2014.

The benefit obligation at December 31, 2015 and December 31, 2014 was calculated as follows:

	2015	2014
	(Amounts in thousands)
Benefit obligation, January 1	$3,350	$3,218
Service cost	(86)	(50)
Interest cost	214	176
Loss	93	6
Benefit obligation, December 31	$3,571	$3,350

The net periodic pension cost for 2015 and 2014 was calculated as follows:

	2015	2014
	(Amounts in thousands)
Service cost	$(86)	$(50)
Interest cost	214	176
Loss	93	9
	$221	$135

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.5% for both 2015 and 2014. Annual benefit payments are estimated at $0 for 2015, $128,440 for 2016, $256,880 for 2017, $321,635 for 2018, $354,012 for 2019 and $4,248,144 from 2020 through 2031.

The Company has a 401(k) Plan covering substantially all employees. Under the Plan, the Company is required to contribute 4% of all qualifying employees’ eligible salary to the Plan. The Plan expense in 2015 was $221,000 and $118,000 in 2014.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2015 and 2014, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2015 and 2014, the Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action. Prompt corrective action provisions are not applicable to bank holding companies. There are no conditions or events since December 31, 2015 that management believes have changed the Bank's capital category.

To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following tables.

	Actual		For Capital Adequacy Purposes		To be Well- Capitalized Under Prompt Corrective Action Provisions
Parke Bancorp, Inc.	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2015	(Amounts in thousands except ratios)
Total Risk Based Capital	$135,258	17.24%	$62,777	8%	N/A	N/A
(to Risk Weighted Assets)
Tier 1 Capital	$125,371	15.98%	$31,389	4%	N/A	N/A
(to Risk Weighted Assets)
Tier 1 Capital Common Equity	$92,371	11.77%	$31,389	4%	N/A	N/A
(to Risk Weighted Assets)
Tier 1 Capital	$125,371	14.69%	$34,133	4%	N/A	N/A
(to Average Assets)
As of December 31, 2014
Total Risk Based Capital	$123,539	17.23%	$57,367	8%	N/A	N/A
(to Risk Weighted Assets)
Tier 1 Capital	$114,593	15.98%	$28,684	4%	N/A	N/A
(to Risk Weighted Assets)
Tier 1 Capital	$114,593	14.12%	$32,460	4%	N/A	N/A
(to Average Assets)
Parke Bank
As of December 31, 2015
Total Risk Based Capital	$134,415	17.13%	$62,777	8%	$78,471	10%
(to Risk Weighted Assets)
Tier 1 Capital	$124,528	15.87%	$31,388	4%	$47,082	6%
(to Risk Weighted Assets)
Tier 1 Capital Common Equity	$124,528	15.87%	$31,388	4%	$47,082	6%
(to Risk Weighted Assets)
Tier 1 Capital	$124,528	14.59%	$34,133	4%	$42,666	5%
(to Average Assets)
As of December 31, 2014
Total Risk Based Capital	$123,609	17.22%	$57,426	8%	$71,783	10%
(to Risk Weighted Assets)
Tier 1 Capital	$114,664	15.97%	$28,713	4%	$43,070	6%
(to Risk Weighted Assets)
Tier 1 Capital	$114,664	14.27%	$32,150	4%	$40,188	5%
(to Average Assets)

Note 13.  Shareholders’ Equity

Common Stock Dividend: In June of 2014, the Company instituted a quarterly cash dividend of $0.05 per share. The dividend was increased to $0.06 per share in July of 2015 and again increased to $.07 per share in October of 2015. During 2015 the Company paid $1.9 million in dividends. The timing and amount of future dividends will be within the discretion of the Board of Directors and will depend on the consolidated earnings, financial condition, liquidity, and capital requirements of the Company and its subsidiaries, applicable governmental regulations and policies, and other factors deemed relevant by the Board.

In July 2014 and October 2014 the Company paid a cash dividend of $0.05 a share, totaling $598,000.

Treasury Stock: The Company, in 2015, announced Plans to purchase up to 500,000 shares of its own stock. During the year ending December 31, 2015 the company purchased 69,454 shares at an average cost of $11.98 per share.

Stock Options: In 1999, 2002 and 2003, the shareholders approved the Company’s Employee Stock Option Plans and in 2005 the shareholders approved the Company’s Directors and Employee Stock Option Plan. In 2015, the shareholders approved the 2015 Equity Incentive Plan. Collectively, these option plans are referred to as (the "Plans"). The Plans are “non-qualified” stock option plans. All options issued under the Plans were fully vested upon issuance. All directors and certain officers and employees of the Company have been granted options under the Plans. All stock option amounts and prices included in the following discussions have been adjusted for stock dividends.

There were no option awards, and hence, no net compensation expenses for both 2015 and 2014.

Option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant. All options issued have 10 year contractual terms and were fully vested as of December 31, 2015.

The following table summarizes stock option activity for the year ended December 31, 2015.

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at January 1, 2015	311,870	$9.29
Exercised	293,351	$9.23
Expired/terminated	—	$—
Outstanding at December 31, 2015:	18,519	$10.26	0.8	$41,136
Exercisable at December 31, 2015:	18,519	$10.26	0.8	$41,136

Stock options outstanding and exercisable at December 31, 2015 are as follows:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life
10.26	18,519	0.8
	18,519	0.8

Preferred Stock: In December of 2013, the Company completed a private placement of newly designated 6.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series B, with a liquidation preference of $1,000 per share. The Company sold 20,000 shares in the placement for gross proceeds of $20.0 million. Each share of Series B Preferred Stock is convertible, at the option of the holder into 93.9496 shares of Common Stock. Upon full conversion of the Series B Preferred Stock, the Company will issue up to 1,878,992 shares of Common Stock assuming that the Conversion Rate does not change. The Conversion Rate and the total number of shares to be issued would be adjusted for stock dividends, stock splits and other corporate actions. The Conversion Rate was set using a conversion price for the common stock of $10.64, which was approximately 20% over the closing price of the common stock on October 10, 2013, the day the Series B Preferred Stock was priced. Proceeds after expenses were $18.5 million. Parke Bancorp utilized a portion of the proceeds to repurchase and retire 16,288 shares of outstanding Fixed Rate Cumulative Perpetual

Preferred Stock, Series A. The Company was able to repurchase these shares for an aggregate price of $14.34 million, a discount of $1.9 million.

The Company has recorded dividends on preferred stock in the approximate amount of $1.2 million for the years ended December 31, 2015 and 2014 respectively. All dividend amounts through December 31, 2015 have been paid. The preferred stock qualifies for and is accounted for as equity securities and is included in the Company’s Tier I capital on the date of receipt.

Note 14.  Other Related Party Transactions

A member of the Board of Directors is a principal of a commercial insurance agency that provides all the insurance coverage for the Company. The cost of the insurance was approximately $247,000 in 2015 and $252,000 in 2014. An insurance agency owned by another Board Member provides employee benefits (medical insurance, life insurance, and disability insurance). The cost of these employee benefits totaled $562,000 in 2015 and $582,000 in 2014.

Note 15.  Commitments and Contingencies

The Company has entered into an employment contract with the President of the Company, which provides for continued payment of certain employment salaries and benefits in the event of a change in control, as defined. The Company has also entered into Change-in-Control Severance Agreements with certain officers which provide for the payment of severance in certain circumstances following a change in control.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties. As of December 31, 2015 and 2014, commitments to extend credit amounted to approximately $66.1 million and $52.8 million, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2015 and 2014, standby letters of credit with customers were $14.2 million and $6.8 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2015. Variable-rate commitments are generally issued for less than 1 year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

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

Cash flows were developed based on the estimated speeds at which the TruPS are expected to prepay (a range of 1% to 2%), the estimated rates at which the TruPS are expected to defer payments, the estimated rates at which the TruPS are expected to default (a range of 0.57% to 0.66%), and the severity of the losses on securities which default 95%. TruPS generally allow for prepayment by the issuer without a prepayment penalty any time after five years. Due to the lack of new TruPS issuances and the relatively poor conditions of the financial institution industry, a relatively modest rate of prepayment was assumed going forward. Estimates for CDRs are based on the payment characteristics of the TruPS themselves (e.g. current, deferred, or defaulted) as well as the financial condition of the TruPS issuers in the pool. Estimates for the near-term rates of deferral and CDR are based on key financial ratios relating to the financial institutions’ capitalization, asset quality, profitability and liquidity. Finally, we consider whether or not the financial institution has received TARP funding, and if it has, the amount. Longer-term rates of deferral and defaults are based on historical averages. The fair value of each bond was assessed by discounting its projected cash flows by a discount rate. The discount rates were based on the yields of publicly traded TruPS and preferred stock issued by comparably rated banks (3 month LIBOR plus a spread of 400 to 959 basis points).

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2015 and 2014.

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
Securities Available for Sale
As of December 31, 2015
Corporate debt obligations	—	1,031	—	1,031
Residential mortgage-backed securities	—	40,821	—	40,821
Collateralized mortgage-backed securities	—	253	—	253
Collateralized debt obligations	—	—	462	462
Total	$—	$42,105	$462	$42,567
As of December 31, 2014
Corporate debt obligations	—	522	—	522
Residential mortgage-backed securities	—	26,947	—	26,947
Collateralized mortgage-backed securities	—	390	—	390
Collateralized debt obligations	—	—	349	349
Total	$—	$27,859	$349	$28,208

For the year ended December 31, 2015, there were no transfers between the levels within the fair value hierarchy.

The changes in Level 3 assets measured at fair value on a recurring basis are summarized as follows for the years ended December 31:

	Securities Available for Sale
	2015	2014
	(Amounts in thousands)
Beginning balance at January 1,	$349	$4,144
Total net losses included in:
Other comprehensive gain (loss) – CDO’s	113	—
Settlements	—	(3,795)
Net transfers into Level 3	—	—
Ending balance December 31,	$462	$349

Fair Value on a Non-recurring Basis:

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
As of December 31, 2015
Collateral dependent impaired loans	$—	$—	$20,066	$20,066
OREO	$—	$—	$16,629	$16,629
As of December 31, 2014
Collateral dependent impaired loans	$—	$—	$35,711	$35,711
OREO	$—	$—	$20,931	$20,931

Collateral dependent impaired loans, which are measured in accordance with FASB ASC Topic 310 “Receivables”, for impairment, had a carrying amount of $42.2 million and $61.5 million at December 31, 2015 and December 31, 2014 respectively, with a valuation allowance of $2.5 million and $5.3 million at December 31, 2015 and December 31, 2014 respectively. The valuation allowance for collateral dependent impaired loans is included in the allowance for loan losses on the balance sheet. All collateral dependent impaired loans have an independent third-party full appraisal to determine the NRV based on the fair value of the underlying collateral, less cost to sell (a range of 5% to 10%) and other costs, such as unpaid real estate taxes, that have been identified, or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent. The appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are updated every 12 months or sooner if we have identified possible further deterioration in value.

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

The following table summarizes the carrying amounts and fair values for financial instruments at December 31, 2015 and December 31, 2014:

	Level in Fair Value Hierarchy	December 31, 2015		December 31, 2014
		Carrying Value	Fair Value	Carrying Value	Fair Value
		(Amounts in thousands)
Financial Assets:
Cash and cash equivalents	Level 1	$27,429	27,429	$36,238	$36,238
Investment securities AFS	(1)	42,567	42,567	28,208	28,208
Investment securities HTM	Level 2	2,181	2,471	2,141	2,377
Restricted stock	Level 2	4,789	4,789	3,152	3,152
Loans held for sale	Level 2	2,640	2,640	2,932	3,328
Loans, net	(2)	742,365	743,604	695,018	698,843
Accrued interest receivable	Level 2	3,012	3,012	2,827	2,827
Financial Liabilities:
Demand and savings deposits	Level 2	$384,726	384,726	$372,827	$372,827
Time deposits	Level 2	280,484	282,080	275,106	276,528
Borrowings	Level 2	98,053	95,492	62,755	60,297
Accrued interest payable	Level 2	494	494	445	445

(1) See the recurring fair value table above.
(2) For non-impaired loans, Level 2; for impaired loans, Level 3.

 Note 17.  Parent Company Only Financial Statements

Condensed financial information of the parent company only is presented in the following two tables:

Balance Sheets	December 31,
	2015	2014
	(Amounts in thousands)
Assets:
Cash	$1,540	$138
Investments in subsidiaries	124,599	116,378
Other assets	5	56
Total assets	$126,144	$116,572
Liabilities and Equity:
Subordinated debentures	$13,403	$13,403
Other liabilities	700	264
Equity	112,041	102,905
Total liabilities and equity	$126,144	$116,572

Statements of Income	Years ended December 31,
	2015	2014
	(Amounts in thousands)
Income:
Dividends from bank subsidiary	$2,657	$1,180
Other income	—	—
Total income	2,657	1,180
Expense:
Interest on subordinated debentures	259	251
Salary	160	80
Other expenses	101	51
Total expenses	520	382
Income before income taxes	2,137	798
Equity in undistributed income of subsidiaries	8,560	9,675
Net income	10,697	10,473
Discount on Series A preferred stock	—	—
Preferred stock dividend and discount accretion	(1,200)	(1,200)
Net income available to common shareholders	$9,497	$9,273

Statements of Cash Flows
	Years ended December 31,
	2015	2014
	(Amounts in thousands)
Cash Flows from Operating Activities
Net income	$10,697	$10,473
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(8,560)	(9,675)
Changes in operating assets and liabilities:
Decrease in other assets	(51)	—
Increase (decrease) in accrued interest payable and other accrued liabilities	436	(30)
Net cash provided by operating activities	2,522	768
Cash Flows from Investing Activities
Net cash used in investing activities	—	—
Cash Flows from Financing Activities
Purchase of treasury stock	(831)	—
Redemption of Series A preferred stock	—	(250)
Proceeds from exercise of stock options	2,749	114
Payment of dividend on preferred stock and common stock	(2,661)	(1,575)
Other, net	(377)	(16)
Net cash used in financing activities	(1,120)	(1,727)
Increase/(decrease) in cash and cash equivalents	1,402	(959)
Cash and Cash Equivalents, January 1,	138	1,097
Cash and Cash Equivalents, December 31,	$1,540	$138

Note 18.  Subsequent Events

On January 19, 2016, the Bank approved SERPs for Ms. Elizabeth A. Milavsky, Executive Vice President and Chief Operating Offer, and John F. Hawkins, Senior Vice President and Chief Financial Officer. Such SERP benefits when aggregated with projected Social Security benefits and Bank contributions to the 401(k) plan are projected to provide each participant with a target total retirement benefit of 35% of final three year average salary upon retirement on or after December 31, 2019.

Corporate Information
Parke Bancorp, Inc.
601 Delsea Drive
Washington Township, NJ 08080
(856) 256-2500
www.parkebank.com
___________________________________________

Board of Directors (Parke Bank and Parke Bancorp, Inc.)

Celestino R. (“Chuck”) Pennoni		Daniel J. Dalton
Chairman of the Board of Directors Chairman - Pennoni Associates		Vice Chairman of the Board of Directors
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

Ray H. Tresch Director
Former Owner of Redy Mixt Konkrete
_______________________

Parke Bancorp, Inc. Officers

Vito S. Pantilione President and Chief Executive Officer	Elizabeth A. Milavsky Executive Vice President	John F. Hawkins Senior Vice President and Chief Financial Officer
Linda Kaiser Corporate Secretary
________________________
Transfer Agent & Registrar Computershare 480 Washington Boulevard Jersey City, NJ 07310	Independent Auditors RSM US LLP 751 Arbor Way, Suite 200 Blue Bell, PA 19422	Special Counsel Jones Walker LLP 1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037

PARKE BANK

Officers

Vito S. Pantilione	Elizabeth A. Milavsky
President & Chief Executive Officer	Executive Vice President & Chief Operating Officer

John F. Hawkins	Dolores M. Calvello
Senior Vice President & Chief Financial Officer	Senior Vice President

Ralph Gallo	David O. Middlebrook
Senior Vice President & Chief Workout Officer	Senior Vice President & Chief Credit Officer

Paul E. Palmieri	Daniel Sulpizio
Senior Vice President & Senior Loan Officer	Senior Vice President

Timothy Cole	Kathleen A. Conover
Vice President	Vice President

Gil Eubank	Nino Lombardo
Vice President	Vice President & Controller

Nicholas Pantilione	Lisa Perkins
Vice President	Vice President

Marlon R. Soriano	James S. Talarico
Vice President	Vice President

Thomas Turnbach	Frank Zangari
Vice President	Vice President

Annice Fanelli	Roxanne Melfe
Assistant Vice President	Assistant Vice President

Marysharon Mitchell	Bart Seaman
Assistant Vice President	Assistant Vice President

Mary Ann Seal
Assistant Vice President

Branches

Northfield Office	Main Office	Kennedy Office
501 Tilton Road	601 Delsea Drive	567 Egg Harbor Road
Northfield, NJ 08225	Washington Township, NJ 08080	Washington Township, NJ 08080
(609) 646-6677	(856) 256-2500	(856) 582-6900

Philadelphia Office	Galloway Township Office
1610 Spruce Street	67 East Jimmie Leeds Road
Philadelphia, PA 19103	Galloway Township, NJ 08205
(215) 772-1113	(609) 748-9700

Parke Bank	44 Business Capital LLC	Parke Capital Trust I
601 Delsea Drive	1787 Sentry Parkway West	Parke Capital Trust II
Washington Township, NJ 08080	Building 16, Suite 210	Parke Capital Trust III
(856) 256-2500	Blue Bell, PA 19422	601 Delsea Drive
www.parkebank.com	(215) 985-4400	Washington Township, NJ 08080
www.44businesscapital.com	(856) 256-2500