Form 10-K, Exhibit 13
period 2016-12-31
PARKE BANCORP, INC.
filed 2017-03-17
CIK 1315399

PARKE BANCORP, INC.

2016 ANNUAL REPORT TO SHAREHOLDERS

PARKE BANCORP, INC.
2016 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

Page
Section One

Letter to Shareholders................................................................................................................................	1

Selected Financial Data..............................................................................................................................	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations......................	4

Market Prices and Dividends......................................................................................................................	13

Management’s Report on Internal Control Over Financial Reporting.........................................................	15

Section Two

Report of Independent Registered Public Accounting Firm........................................................................	1

Consolidated Financial Statements............................................................................................................	2

Notes to Consolidated Financial Statements..............................................................................................	7

Officers and Corporate Information............................................................................................................	41

To Our Shareholders:

2016 was a memorable year for many reasons. The Presidential election will go down as one of the most fiercely contested, verbally abusive and controversial elections in the Country’s history. The election turned politics and the media upside down. Many “experts” predicted an economic collapse if the election was won by Donald Trump, which sent many businesses into a “wait and see” position, rather than proceeding with any expansion. The uncertainty of the election affected the banking industry, with some believing there would be increased regulatory scrutiny, while others thought there may be some regulatory relief depending on who was elected. Most bank stocks remained flat due to the uncertainty in the market and the M & A industry was somewhat quiet. However, to the surprise of many, the results of the election had the opposite effect on the stock market and specifically the banking industry. The stock market reached new highs and the banking industry enjoyed the “Trump Bump”. Predictions of loosening regulations and tax reductions for businesses and banking revitalized many businesses’ strategic planning, with several major companies announcing plans to expand operations in the United States rather than building abroad. These corporate announcements promised thousands of jobs staying and expanding in the United States. The promise of the repeal or amendment of the Dodd-Frank Act generated optimism that banks would be able to better serve their communities and lessen the cost of some of the current regulatory requirements which would equate to increased profits. Time will tell if the optimism is unfounded or if there will be a new expansion of the economy and the banking industry. There have only been a few new bank charters issued since the financial crisis and reports indicate that there are currently 8 new bank charters pending with the FDIC.

We worked through the many challenges of 2016 and it became a record year for Parke Bancorp. We achieved our fourth straight year of record earnings, opened two new full service branches and we reached one billion dollars in total assets. We opened our Collingswood branch in September. It has far exceeded our expectations for growth and already has over $20mm in deposits. Our Chinatown office opened in December and is off to a great start with deposits and loans. We believe these two new branches have enhanced our franchise value as a Philadelphia area bank, and now one of the few local community banks that is over a billion dollars in assets. This growth puts us in a great position to take advantage of the continued strength of the Philadelphia area market and the very strong growth of the Asian community.

Parke Bancorp generated net income of $17.3 million, an increase of 82.3% over year ended December 31, 2015. The Company’s return on average assets was 1.97% and our return on average equity was 17.04%. Earnings per share increased to $2.53 per common share and $2.06 per diluted common share, a 69.3% increase over year ended December 31, 2015. Shareholders’ Equity increased 13.5% in 2016 to $127.1 million. There were several key factors supporting our growth in net income, including the sale of our SBA Subsidiary for a substantial profit. If you exclude the profit from the sale of this company, our Bank would still have recorded our fourth straight year of record profits, representing continued strong growth of our operating earnings. The sale of our SBA Subsidiary included the sale of our SBA loan portfolio, which was a condition of the purchase. SBA protocol requires an SBA lender to forfeit their authorization to generate SBA loans if their SBA loan portfolio was sold. In an unprecedented decision, the SBA granted Parke Bank the approval to continue generating SBA loans, which is a critical part of serving our communities with small business loans. Another important factor supporting the Bank’s profitability was our strong loan growth. Our loan portfolio grew 12.3% in 2016 and that was after selling our $42.6mm SBA loan portfolio. We continue to be one of the leaders in our peer group on managing expenses. Our cost efficiency ratio was 45.64% in 2016. These factors combined, contributed to our strong earnings in 2016.

We continue to focus on reducing our NPAs (nonperforming loans plus Other Real Estate Owned (“OREO”) properties). In 2016 our Nonperforming loans decreased 16.7% to $11.3 million as of December 31, 2016. OREO decreased 36.7% in 2016 to $10.5 million as of December 31, 2016. Although these are substantial reductions, we remain focused on continuing to reduce our NPAs. It is again important to note that we remain committed to reducing our NPAs without sacrificing shareholder value.

Only time will tell if the current regulatory and business environment will change. Hopefully, the current Administration will address the increased residential mortgage lending regulations that have eliminated so many community banks from offering residential mortgages, which has reduced the options available to consumers. There are also many reports stating that several compliance and current reporting requirements will be addressed, specifically as they pertain to community banking. Community banking continues to be the cornerstone of small business lending. The cost of these increased regulations to the community banking industry is millions of dollars annually and has in many instances restricted community banks’ ability to provide needed capital to small businesses.

2017 will be another exciting year at Parke Bancorp. We will continue to focus our marketing efforts on growing the new Collingswood and Chinatown branches, in addition to growing our existing branch network. Our ability to offer SBA loans to the small businesses in our communities will also play a key role in our growth, in addition to expanding our Asian lending with the new Chinatown branch. The addition of two branches includes increased costs, however, we remain committed to disciplined control of the Bank’s expenses. The Bank’s record profits, control of expenses and reaching $1 billion dollars in total assets supported the Board of Directors’ decision to approve a 31% increase in our cash dividend in 2016. Parke Bancorp is well positioned in the marketplace with strong earnings, substantial capital and a growing footprint. There will be market opportunities in the future and Parke Bancorp is well positioned to take advantage of those opportunities. We appreciate the strong support of our shareholders and we will continue to work very hard to enhance your investment in our Company.

/s/ C.R. Pennoni	/s/ Vito S. Pantione
C.R. “Chuck” Pennoni	Vito S. Pantilione
Chairman	President and Chief Executive Officer

	Selected Financial Data At or for the Year Ended December, 31
	2016	2015	2014	2013	2012
Balance Sheet Data: (in thousands)
Assets	$1,016,185	$885,124	$821,706	$794,943	$770,477
Loans, Net	$836,373	$742,365	$695,018	$635,981	$610,776
Securities Available for Sale	$44,854	$42,567	$28,208	$35,695	$19,340
Securities Held to Maturity	$2,224	$2,181	$2,141	$2,103	$2,066
Cash and Cash Equivalents	$70,720	$27,429	$36,238	$45,661	$76,866
OREO	$10,528	$16,629	$20,931	$28,910	$26,057
Deposits	$788,694	$665,210	$647,933	$626,768	$637,207
Borrowings	$93,053	$98,053	$62,755	$68,683	$43,851
Shareholders' Equity	$127,134	$112,040	$102,905	$93,716	$83,637
Operational Data: (in thousands)
Interest Income	$42,202	$39,410	$38,132	$36,784	$37,746
Interest Expense	6,764	5,812	5,579	5,795	7,424
Net Interest Income	35,438	33,598	32,553	30,989	30,322
Provision for Loan Losses	1,462	3,040	3,250	2,700	7,300
Net Interest Income after Provision for Loan Losses	33,976	30,558	29,303	28,289	23,022
Noninterest Income	10,290	5,080	7,631	3,426	4,368
Noninterest Expense	16,628	16,852	18,911	18,852	15,079
Income Before Income Tax Expense	27,638	18,786	18,023	12,863	12,311
Income Tax Expense	8,695	6,843	5,711	3,625	4,242
Net Income Attributable to Company and Noncontrolling Interest	18,943	11,943	12,312	9,238	8,069
Net Income Attributable to Noncontrolling Interest	(433)	(1,246)	(1,839)	(1,667)	(756)
Discount on Retirement of Preferred Shares	—	—	—	1,948	—
Preferred Stock Dividend and Discount Accretion	1,200	1,200	1,200	1,058	1,012
Net Income Available to Common Shareholders	17,310	$9,497	$9,273	$8,461	$6,301
Per Share Data: [1]
Basic Earnings per Common Share	2.53	$1.42	$1.41	$1.29	$1.06
Diluted Earnings per Common Share	2.06	$1.22	$1.06	$1.29	$1.06
Book Value per Common Share	15.87	$12.42	$12.29	$11.42	$11.36
Performance Ratios:
Return on Average Assets	1.97%	1.25%	1.30%	1.01%	0.94%
Return on Average Common Equity	17.04%	10.82%	11.77%	12.04%	9.70%
Net Interest Margin	3.96%	4.14%	4.33%	4.36%	4.12%
Efficiency Ratio	45.64%	43.57%	47.06%	54.78%	43.12%
Capital Ratios:
Equity to Assets	12.51%	12.68%	12.53%	11.64%	10.84%
Dividend Payout	13.44%	16.90%	6.46%	—	—
Tier 1 Risk-based Capital[2]	16.67%	15.87%	15.97%	15.65%	14.99%
Total Risk-based Capital[2]	17.93%	17.13%	17.22%	16.92%	16.26%
Asset Quality Ratios:
Nonperforming Loans/Total Loans	1.33%	1.79%	3.77%	5.49%	7.55%
Allowance for Loan Losses/Total Loans	1.83%	2.13%	2.53%	2.84%	3.01%
Allowance for Loan Losses/Non-performing Loans	137.90%	119.01%	67.09%	51.62%	39.82%
[1] Per share computations give retroactive effect to stock dividends declared in each of 2012, 2013 and 2016
[2] Capital ratios for Parke Bank

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

Results of Operation

The Company recorded net income available to common shareholders of $17.3 million, or $2.06 per diluted share, and $9.5 million, or $1.22 per diluted share, for 2016 and 2015, respectively. Pre-tax earnings amounted to $27.6 million for 2016 and $18.8 million for 2015.

On April 29, 2016, the Bank and its majority-owned subsidiary, 44 Business Capital, LLC ("44BC") completed the sale transaction of the assets of 44BC and certain related assets held by the Bank to Berkshire Bank ("Berkshire"). Under the transaction, Berkshire purchased the assets of 44BC. In addition, Berkshire purchased the Bank's SBA loan portfolio, totaling $42.6 million, and related servicing rights held by the Bank. The after-tax gain to the Bank was approximately $5.9 million.

On April 29, 2016, the Bank and its majority-owned subsidiary, 44 Business Capital, LLC ("44BC") completed the sale transaction of the assets of 44BC and certain related assets held by the Bank to Berkshire Bank ("Berkshire"). Under the transaction, Berkshire purchased the assets of 44BC. In addition, Berkshire purchased the Bank's SBA loan portfolio, totaling $42.6 million, and related servicing rights held by the Bank. The pre-tax gain to the Bank was approximately $9.3 million, which includes the $7.6 million gain on sale of SBA related assets and relief of $1.7 million of related allowance for loan losses.

Total assets of $1.0 billion at December 31, 2016 represented an increase of $131.1 million, or 14.8%, from December 31, 2015. Total gross loans amounted to $852.0 million at year end 2016 for an increase of $93.5 million, or 12.3%

from December 31, 2015. Deposits increased by $123.5 million, an increase of 18.6%. Total shareholders’ equity at December 31, 2016 amounted to $127.1 million and increased $15.1 million, or 13.5%, during the past year.
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

	For the Years Ended December 31,
	2016			2015
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(Amounts in thousands except Yield/ Cost data)
Assets
Loans	$800,677	$40,740	5.09%	$731,032	$38,035	5.20%
Investment securities	46,782	1,245	2.66%	47,323	1,296	2.74%
Federal funds sold and cash equivalents	46,791	217	0.46%	33,184	79	0.24%
Total interest-earning assets	894,250	$42,202	4.72%	811,539	$39,410	4.86%
Noninterest earning assets	61,735			59,545
Allowance for loan losses	(15,534)			(17,243)
Total assets	$940,451			$853,841
Liabilities and Equity
Interest bearing deposits
NOWs	$32,499	$163	0.50%	$31,318	$154	0.49%
Money markets	123,017	625	0.51%	112,180	559	0.50%
Savings	175,163	931	0.53%	188,392	1,006	0.53%
Time deposits	284,018	3,319	1.17%	251,816	2,836	1.13%
Brokered certificates of deposit	45,961	380	0.83%	30,337	189	0.62%
Total interest-bearing deposits	660,658	5,418	0.82%	614,043	4,744	0.77%
Borrowings	90,048	1,346	1.49%	80,729	1,068	1.32%
Total interest-bearing liabilities	750,706	$6,764	0.90%	694,772	$5,812	0.84%
Noninterest bearing deposits	62,483			45,656
Other liabilities	5,656			5,319
Total liabilities	818,845			745,747
Equity	121,606			108,094
Total liabilities and equity	$940,451			$853,841
Net interest income		$35,438			$33,598
Interest rate spread			3.82%			4.02%
Net interest margin			3.96%			4.14%

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

	Years ended December 31,
	2016 vs 2015			2015 vs 2014
	Variance due to change in			Variance due to change in
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
	(Amounts in thousands)
Interest Income:
Loans (net of deferred costs/fees)	$3,559	$(854)	$2,705	$3,262	$(2,194)	$1,068
Investment securities	(15)	(36)	(51)	306	(64)	242
Federal funds sold	41	97	138	(32)	—	(32)
Total interest income	3,585	(793)	2,792	3,536	(2,258)	1,278
Interest Expense:
Deposits	348	326	674	101	(103)	(2)
Borrowed funds	130	148	278	238	(3)	235
Total interest expense	478	474	952	339	(106)	233
Net interest income	$3,107	$(1,267)	$1,840	$3,197	$(2,152)	$1,045

Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprised only of normal recurring accruals) necessary for fair presentation.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Amounts in thousands, except per share amounts)
2016
Interest income	$11,017	$10,371	$10,471	$10,343
Interest expense	1,762	1,697	1,714	1,591
Net interest income	9,255	8,674	8,757	8,752
Provision for loan losses	700	700	(638)	700
Income before income tax expense	5,302	3,927	13,874	4,535
Income tax expense	1,944	51	5,154	1,546
Net income	3,377	3,876	8,648	2,609
Preferred stock dividends	300	300	300	300
Net income available to common shareholders	3,077	3,576	8,348	2,309
Net income per common share:
Basic	$0.45	$0.52	$1.20	$0.36
Diluted	$0.38	$0.43	$0.95	$0.31
2015
Interest income	$10,159	$9,918	$9,933	$9,400
Interest expense	1,493	1,501	1,474	1,344
Net interest income	8,666	8,417	8,459	8,056
Provision for loan losses	—	1,450	750	840
Income before income tax expense	5,698	4,658	4,303	4,127
Income tax expense	2,204	1,730	1,388	1,521
Net income	3,246	2,430	2,522	2,499
Net income available to common shareholders	300	300	300	300
Net income per common share:	2,946	2,130	2,222	2,199
Basic	$0.48	$0.35	$0.37	$0.37
Diluted	$0.40	$0.30	$0.32	$0.31

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

Operating Results for the Years Ended December 31, 2016 and 2015

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

Net interest income increased $1.8 million, or 5.5%, to $35.4 million for 2016, from $33.6 million for 2015. We experienced a decrease in our interest rate spread of 20 basis points, to 3.82% for 2016, from 4.02% for 2015. Our net interest margin decreased 18 basis points, to 3.96% for 2016, from 4.14% for 2015. The increase in net interest income is primarily attributable to the combined effects of an increase in the average balance of loans, partially offset by lower yields on loans.

Interest income increased $2.8 million, or 7.1%, to $42.2 million for 2016, from $39.4 million for 2015. The increase is primarily attributable to higher loan volumes partially offset by lower yields on loans. Average loans for the year were $800.7 million compared to $731.0 million for 2015, while average loan yields were 5.09% for 2016 compared to 5.20% for 2015.

Interest expense increased $952,000, or 16.4%, to $6.8 million for 2016, from $5.8 million for 2015. The increase is primarily attributable to higher deposit and borrowing volumes and an increase in the cost of funds. Average deposits for 2016 were $660.7 million compared to $614.0 million for 2015, while average deposit rates were 0.82% for 2016 compared to 0.77% for 2015. Average borrowings outstanding increased $9.3 million to $90.0 million in 2016 as compared to $80.7 million in 2015. The average rate paid on these borrowings increased to 1.49% from 1.32% in 2015.

Noninterest Income. Noninterest income is principally derived from gains on the sale of SBA loans, service fees on deposit accounts, fee income from loan services and BOLI income. Noninterest income totaled $10.3 million in 2016 versus $5.1 million in 2015. Included in noninterest income is the $7.6 million gain on sale of SBA related assets discussed previously.

The Company recognized $1.8 million in gains from the sale of the guaranteed portion of SBA loans in 2016, compared to a gain of $4.1 million in 2015. The decrease is attributable to the sale of the Company’s SBA related assets in April of 2016.

Loan fees were $777,000 in 2016, a decrease from $1.4 million in 2015. Loan fees consist primarily of prepayment fees. These loan fees are variable in nature and are dependent upon the borrowers’ course of action.

The loss on the sale and write down of OREO for 2016 was $1.8 million, compared to a loss of $2.0 million in 2015.

BOLI income was $722,000 in 2016, an increase from $357,000 in 2016. The increase is attributable to an additional BOLI purchase in December of 2015.

Other noninterest income, which includes ATM fees, debit card fees, early CD withdrawal penalties, rental income and other miscellaneous income, amounted to $876,000 in 2016 and $918,000 in 2015.

Noninterest Expense. Noninterest expense for 2016 was $16.6 million, a decrease of $224,000 from 2015.

Compensation and benefits expense for 2016 was $7.3 million, a decrease of $395,000 over 2015. The decrease is attributable to the sale of the Company’s SBA related assets in April of 2016, partially offset by routine salary increases, higher benefits expense and increased staffing in other areas.

Occupancy and equipment and data processing expenses increased by $164,000 from 2015. The increase was due to the opening of two new retail branches in the second half of 2016.

OREO expenses decreased to $1.0 million in 2016, from $1.6 million in 2015. The expenses are related to the carrying costs of OREO including property taxes, insurance and maintenance. The decrease is attributable to the reduction in the balance of OREO.

Other operating expense increased to $4.1 million in 2016, from $3.4 million in 2015. Other operating expense is primarily related to nonperforming loans, including force-placed insurance and payment of real estate taxes to protect the Bank’s lien position.

Income Taxes. Income tax expense amounted to $8.7 million for 2016, compared to $6.8 million for 2015, resulting in effective tax rates of 31.5% and 36.4% for the respective years. The decrease in the effective rate in 2016 is due to the Company utilizing a $1.5 million Historic Tax Credit which reduced its income tax expense.

Financial Condition at December 31, 2016 and December 31, 2015

At December 31, 2016, the Company’s total assets increased to $1.0 billion from $885.1 million at December 31, 2015, an increase of $131.1 million or 14.8%.

Cash and cash equivalents increased $43.3 million to $70.7 million at December 31, 2016 from $27.4 million at December 31, 2015. The increase is attributable to growth in deposits and the cash generated from the sale of the Company’s SBA related assets.

Total investment securities increased to $47.1 million at December 31, 2016 ($44.9 million classified as available for sale or 95.3%) from $44.7 million at December 31, 2015, an increase of $2.3 million or 5.2%. During 2016, the Company purchased $10.0 million of mortgage-backed securities to bolster on-balance sheet liquidity to fund future growth. The purchase was funded with borrowings from the FHLB.

Total gross loans increased to $852.0 million at December 31, 2016, from $758.5 million at December 31, 2015, an increase of $93.5 million or 12.3%.

OREO at December 31, 2016 was $10.5 million, compared to $16.6 million at December 31, 2015, a decrease of $6.1 million. OREO consisted of 16 properties, the largest being a condominium development in Absecon. The decrease was primarily due to the sale of OREO property.

At December 31, 2016, the Bank’s total deposits increased to $788.7 million from $665.2 million at December 31, 2015, an increase of $123.5 million or 18.6%. Noninterest bearing deposits increased $40.0 million, or 75.3%, to $92.5 million at December 31, 2016, from $52.8 million at December 31, 2015. The increase in deposits is attributable to the opening of two retail branches in the second half of 2016 and a successful new deposit account promotion.

Borrowings decreased to $93.1 million at December 31, 2016 from $98.1 million at December 31, 2015, a decrease of $5.0 million or 5.1%.

Total shareholders’ equity increased to $127.1 million at December 31, 2016 from $112.0 million at December 31, 2015, an increase of $15.1 million or 13.5%, due to the retention of earnings.

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

Delinquent loans decreased $2.2 million to $12.6 million, or 1.5% of total loans, at December 31, 2016, from $14.8 million, or 2.0% of total loans, at December 31, 2015. Delinquent loan balances by number of days delinquent at December 31, 2016 were: 31 to 89 days --- $1.3 million and 90 days and greater --- $11.3 million. Loans 90 days and more past due are no longer accruing interest. December 31, 2015 delinquent loan balances by number of days were: 31 to 89 days --- $1.2 million and 90 days and greater --- $13.6 million. The improving credit quality of the portfolio is attributable to our ability to work out troubled loans and an improving economy.

At December 31, 2016, the Company had $11.3 million in nonperforming loans, or 1.3% of total loans, a decrease from $13.6 million, or 1.8% of total loans, at December 31, 2015. The three largest relationships in nonperforming loans are a $2.1 million land development loan, a $1.9 million commercial real estate loan and a $1.9 million land development loan.

At December 31, 2016, the Company had $21.8 million in nonperforming assets, which includes $11.3 million of nonperforming loans and $10.5 million of OREO, or 2.2% of total assets, a decrease from $30.2 million, or 3.4% of total assets at December 31, 2015.

At December 31, 2016, the Company had $36.4 million in loans deemed impaired, a decrease from $42.2 million at December 31, 2015. Included in impaired loans are TDRs that were in compliance with their modified terms and therefore are accruing, totaling $25.1 million and $28.7 million at December 31, 2016 and December 31, 2015, respectively.

The provision for loan losses is a charge to earnings in the current year to maintain the allowance at a level management has determined to be adequate based upon the factors noted above. The provision for loan losses amounted to $1.5 million for 2016, compared to $3.0 million for 2015. The decline is attributable to the sale of SBA loans, relieving the allowance for loan losses by $1.7 million. Net loan charge-offs/recoveries were $2.0 million in 2016 and $4.9 million in 2015.

At December 31, 2016, the Company’s allowance for loan losses decreased to $15.6 million, from $16.1 million at December 31, 2015, a decrease of $556,000 or 3.4%. The ratio of the allowance for loan loss to total loans decreased to 1.8% of loans at December 31, 2016, from 2.1% of loans at December 31, 2015. The allowance for loan losses to nonperforming loans coverage ratio increased to 137.9% at December 31, 2016, from 119.0% at December 31, 2015.

We believe we have appropriately established adequate loss reserves on problem loans that we have identified and to cover credit risks that are inherent in the portfolio as of December 31, 2016. We continue to aggressively manage all loan relationships. Credit monitoring and tracking systems are established. Updated appraisals are being obtained, where appropriate, to ensure that collateral values are sufficient to cover outstanding loan balances. Where necessary, we will apply our loan work-out experience to protect our collateral position and actively negotiate with borrowers to resolve these nonperforming loans.

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

Rate Sensitivity Analysis. The interest rate sensitivity position as of December 31, 2016, is presented in the following table. Assets and liabilities are scheduled based on maturity or re-pricing data except for mortgage loans and mortgage-backed securities, which are based on prevailing prepayment assumptions and expected maturities and deposits which are based on recent retention experience of core deposits. The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2016, our interest sensitive liabilities exceeded interest sensitive assets within a one year period by $100.1 million, or 57.3%, of total assets.

	As of December 31, 2016
	3 Months or Less	Over 3 Months Through 12 Months	Over 1 Year Through 3 Years	Over 3 Years Through 5 Years	Over 5 Years Through 10 Years	Total
	(Amounts in thousands)
Interest-earning assets:
Loans	$83,460	$139,688	$286,083	$201,527	$130,451	$841,209
Investment securities	1,958	3,907	9,691	7,553	23,969	47,078
Federal funds sold and cash equivalents	66,321	—	—	—	—	66,321
Total interest-earning assets	$151,739	$143,595	$295,774	$209,080	$154,420	$954,608
Interest-bearing liabilities:
Regular savings deposits	$8,712	$26,136	$69,696	$62,629	$14,430	$181,603
NOW and money market deposits	10,209	30,737	79,828	47,540	3,575	171,889
Retail time deposits	48,553	166,942	61,748	14,174	21	291,438
Brokered time deposits	36,228	15,001	—	—	—	51,229
Borrowed funds	40,903	12,000	34,150	6,000	—	93,053
Total interest-bearing liabilities	$144,605	$250,816	$245,422	$130,343	$18,026	$789,212
Interest rate sensitive gap	$7,134	$(107,221)	$50,352	$78,737	$136,394	$165,396
Cumulative interest rate gap	$7,134	$(100,087)	$(49,735)	$29,002	$165,396	$—
Ratio of rate-sensitive assets to rate-sensitive liabilities	104.93%	57.25%	120.52%	160.41%	856.65%	116.09%

Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity addresses the Company's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund current and planned expenditures. Liquidity is derived from increased repayment and income from earning assets. Our loan to deposit ratio was 108.0% and 114.0% at December 31, 2016 and December 31, 2015, respectively. Funds received from new and existing depositors provided a large source of liquidity during 2016 and 2015. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support loan growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit.

Brokered deposits are a more volatile source of funding than core deposits and do not increase the deposit franchise of the Bank. In a rising rate environment, the Bank may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with the Bank, they may need to be replaced with borrowings which could increase the Bank’s cost of funds and negatively impact its interest rate spread, financial condition and results of operation. To mitigate the potential negative impact associated with brokered deposits, the Bank joined Promontory Inter Financial Network to secure an additional alternative funding source. Promontory provides the Bank an additional source of external funds through their weekly CDARS® settlement process. The rates are comparable to brokered deposits and can be obtained within a shorter period time than brokered deposits. The Bank’s CDARS deposits included within the brokered deposit total amounted to $51.2 million and $20.9 million at December 31, 2016 and December 31, 2015, respectively. To the extent that retail deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short term funds market. Longer term funding requirements can be obtained through advances from the FHLBNY. As of December 31, 2016, the Bank maintained unused lines of credit with the FHLBNY totaling $64.5 million.

As of December 31, 2016, the Bank's investment securities portfolio included $43.7 million of mortgage-backed securities and collateralized debt securities that provide additional cash flow each month. The majority of the investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank's residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Presently the residential mortgage loan portfolio and certain qualifying commercial real estate loans are pledged under a blanket lien to the FHLBNY as collateral. Management is not aware of any known trends, demands, commitments or uncertainties that are reasonably likely to result in material changes in liquidity.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2016 and 2015, commitments to extend credit amounted to approximately $78.3 million and $62.7 million, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2016 and 2015, standby letters of credit with customers were $13.1 million and $14.2 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2016. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

The following table sets forth information regarding the Bank’s contractual obligations and commitments as of December 31, 2016.

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)
Retail time deposits	$215,495	$61,748	$14,174	$21	$291,438
Brokered time deposits	51,229	—	—	—	51,229
Borrowed funds	52,903	34,150	6,000	—	93,053
Operating lease obligations	293	909	268	486	1,956
Total contractual obligations	$319,920	$96,807	$20,442	$507	$437,676

	Amount of Commitments Expiring by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)
Loan Commitments	$57,319	$—	$—	$—	$57,319
Lines of Credit	23,904	18,105	3,292	32,991	78,292
Total Commitments	$81,223	$18,105	$3,292	$32,991	$135,611

Impact of Inflation and Changing Prices

The consolidated financial statements and notes have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, nearly all of our assets are monetary in nature. As a result, market interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

MARKET PRICES AND DIVIDENDS

General

The Company's common stock is listed on the Nasdaq Capital Market under the trading symbol of "PKBK". The following table reflects high and low sales prices as reported on www.nasdaq.com and cash dividends declared during each quarter of the last two fiscal years. Prices reflect a 10% stock dividend paid in May 2016.

2016	Cash Dividends Paid	High	Low
1st Quarter	$0.08	$13.17	$11.10
2nd Quarter	$0.08	$13.97	$12.76
3rd Quarter	$0.08	$15.85	$12.53
4th Quarter	$0.10	$20.15	$14.90
2015
1st Quarter	$0.05	$12.13	$10.78
2nd Quarter	$0.06	$13.17	$11.72
3rd Quarter	$0.06	$12.77	$11.68
4th Quarter	$0.07	$12.70	$11.74

The number of shareholders of record of common stock as of March 8, 2017, was approximately 291. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 17, 2017, there were 6,880,714 shares of our common stock outstanding.

The Company paid quarterly cash dividends in 2016 and 2015 totaling $2.0 million and $1.4 million, respectively. The timing and amount of future dividends will be within the discretion of the Board of Directors and will depend on the consolidated earnings, financial condition, liquidity, and capital requirements of the Company and its subsidiaries, applicable governmental regulations and policies, and other factors deemed relevant by the Board.

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

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on our evaluation under the framework in Internal Control - Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

March 17, 2017

Vito S. Pantilione	John F. Hawkins
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Parke Bancorp, Inc. and Subsidiaries

Consolidated Financial Report
December 31, 2016

Parke Bancorp, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Parke Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Parke Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parke Bancorp, Inc. and Subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ RSM US LLP
Blue Bell, Pennsylvania
March 17, 2017

Parke Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2016 and 2015
(Amounts in thousands except share and per share data)

	December 31,	December 31,
	2016	2015
Assets
Cash and due from financial institutions	$4,399	$3,131
Federal funds sold and cash equivalents	66,321	24,298
Cash and cash equivalents	70,720	27,429
Investment securities available for sale, at fair value	44,854	42,567
Investment securities held to maturity (fair value of $2,411 at December 31, 2016 and $2,471 December 31, 2015)	2,224	2,181
Total investment securities	47,078	44,748
Loans held for sale	—	2,640
Loans, net of unearned income	851,953	758,501
Less: Allowance for loan losses	(15,580)	(16,136)
Net loans	836,373	742,365
Accrued interest receivable	3,117	3,012
Premises and equipment, net	5,197	4,591
Other real estate owned (OREO)	10,528	16,629
Restricted stock, at cost	4,658	4,789
Bank owned life insurance (BOLI)	24,544	23,822
Deferred tax asset	10,746	10,928
Other assets	3,224	4,171
Total Assets	$1,016,185	$885,124
Liabilities and Equity
Liabilities
Deposits
Noninterest-bearing deposits	$92,535	$52,773
Interest-bearing deposits	696,159	612,437
Total deposits	788,694	665,210
FHLBNY borrowings	79,650	84,650
Subordinated debentures	13,403	13,403
Accrued interest payable	655	494
Other liabilities	6,693	9,160
Total liabilities	889,095	772,917
Equity
Preferred stock, 1,000,000 shares authorized, $1,000 liquidation value Series B non-cumulative convertible; issued: 20,000 shares at December 31, 2016 and December 31, 2015	20,000	20,000
Common stock, $.10 par value; authorized 15,000,000 shares; Issued: 7,147,952 shares at December 31, 2016 and 6,501,610 shares at December 31, 2015	715	650
Additional paid-in capital	62,300	53,984
Retained earnings	47,483	40,582
Accumulated other comprehensive loss	(349)	(165)
Treasury stock, 284,522 shares at December 31, 2016 and 280,354 shares at December 31, 2015, at cost	(3,015)	(3,011)
Total shareholders’ equity	127,134	112,040
Noncontrolling interest in consolidated subsidiaries	(44)	167
Total equity	127,090	112,207
Total liabilities and equity	$1,016,185	$885,124
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2016 and 2015
(Amounts in thousands except share and per share data)

	2016	2015
Interest income:
Interest and fees on loans	$40,740	$38,035
Interest and dividends on investments	1,245	1,296
Interest on federal funds sold and cash equivalents	217	79
Total interest income	42,202	39,410
Interest expense:
Interest on deposits	5,418	4,744
Interest on borrowings	1,346	1,068
Total interest expense	6,764	5,812
Net interest income	35,438	33,598
Provision for loan losses	1,462	3,040
Net interest income after provision for loan losses	33,976	30,558
Noninterest income
Gain on sale of SBA loans	1,819	4,147
Gain on sale of SBA related assets	7,611	—
Other Loan fees	777	1,387
Net income from BOLI	722	357
Service fees on deposit accounts	315	290
Loss on sale and write-down of real estate owned	(1,830)	(2,019)
Other	876	918
Total noninterest income	10,290	5,080
Noninterest expense
Compensation and benefits	7,322	7,717
Professional services	1,639	1,657
Occupancy and equipment	1,314	1,273
Data processing	633	510
FDIC insurance	584	682
OREO expense	1,040	1,642
Other operating expense	4,096	3,371
Total noninterest expense	16,628	16,852
Income before income tax expense	27,638	18,786
Income tax expense	8,695	6,843
Net income attributable to Company and noncontrolling interest	18,943	11,943
Net income attributable to noncontrolling interest	(433)	(1,246)
Net income attributable to Company	18,510	10,697
Preferred stock dividend and discount accretion	(1,200)	(1,200)
Net income available to common shareholders	$17,310	$9,497
Earnings per common share
Basic	$2.53	$1.42
Diluted	$2.06	$1.22
Weighted average shares outstanding
Basic	6,846,514	6,700,718
Diluted	8,964,700	8,772,127
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2016 and 2015

	For the Year ended December 31,
	2016	2015
	(Amounts in thousands)
Net income available to common shareholders	$17,310	$9,497
Unrealized gains on securities:
Non-credit related unrealized gains on securities with OTTI	35	113
Unrealized losses on securities without OTTI	(344)	(661)
Less re-class adjustment for gains on securities included in net income	—	—
Tax Impact	124	218
Total unrealized gains on securities, net	(185)	(330)
Total other comprehensive income	(185)	(330)
Total comprehensive income	$17,125	$9,167
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Equity
Years Ended December 31, 2016 and 2015
(Amounts in thousands except share data)
	Preferred Stock	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance, December 31, 2014	$20,000	6,208,259	$621	$51,316	$32,983	$165	$(2,180)	$102,905	$145	$103,050
Capital withdrawals by noncontrolling interest									(1,224)	(1,224)
Stock options exercised		293,351	29	2,668				2,697		2,697
Net income					10,697			10,697	1,246	11,943
Changes in other comprehensive loss						(330)		(330)		(330)
Purchase of treasury stock							(831)	(831)		(831)
Dividend on preferred stock					(1,200)			(1,200)		(1,200)
Dividend on common stock ($.10/ share)					(1,898)			(1,898)		(1,898)
Balance, December 31, 2015	$20,000	6,501,610	$650	$53,984	$40,582	$(165)	$(3,011)	$112,040	$167	$112,207
Capital withdrawals by noncontrolling interest									(644)	(644)
Stock options exercised		20,371	2	188				190		190
Net income					18,510			18,510	433	18,943
Changes in other comprehensive loss						(184)		(184)		(184)
Purchase of treasury stock							(4)	(4)		(4)
Stock compensation				66				66		66
Stock dividend 10%		625,971	63	8,062	(8,125)			—		—
Dividend on preferred stock					(1,200)			(1,200)		(1,200)
Dividend on common stock ($.34/ share)					(2,284)			(2,284)		(2,284)
Balance, December 31, 2016	$20,000	7,147,952	$715	$62,300	$47,483	$(349)	$(3,015)	$127,134	$(44)	$127,090
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2016 and 2015
(Amounts in thousands)

	2016	2015
Cash Flows from Operating Activities
Net income	$18,943	$11,943
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	270	251
Provision for loan losses	1,462	3,040
Bank owned life insurance income	(722)	(357)
Bank owned life insurance additional purchase	—	(12,000)
Gain on sale of SBA loans	(1,819)	(4,147)
SBA loans originated for sale	(15,080)	(38,244)
Proceeds from sale of SBA loans originated for sale	16,901	42,684
Loss on sale & write down of OREO, net	1,830	2,019
Gain on sale of SBA related assets	(7,611)	—
Net accretion of purchase premiums and discounts on securities	(44)	(623)
Deferred income tax benefit	305	(190)
Changes in operating assets and liabilities:
Decrease (increase) in accrued interest receivable and other assets	593	(1,008)
(Decrease) increase in accrued interest payable and other accrued liabilities	(2,306)	1,686
Net cash provided by operating activities	12,722	5,054
Cash Flows from Investing Activities
Purchases of investment securities available for sale	(10,000)	(20,476)
Purchases (redemptions) of restricted stock	131	(1,637)
Proceeds from sale of SBA related assets	50,348	—
Proceeds from loans held for sale	2,638	—
Proceeds from maturities and principal payments on mortgage backed securities	7,406	6,150
Proceeds from sale of OREO	5,222	7,576
Advances on OREO	(194)	(139)
Donation of OREO property	31	—
Net increase in loans	(138,996)	(55,541)
Purchases of bank premises and equipment	(875)	(352)
Net cash used in investing activities	(84,289)	(64,419)
Cash Flows from Financing Activities
Cash payment of dividends	(3,234)	(2,661)
Minority interest capital withdrawal, net	(644)	(1,224)
Proceeds from exercise of stock options and warrants	190	2,697
Purchase of treasury stock	(4)	(831)
Stock compensation	66	—
Net (decrease) increase in FHLBNY borrowings	(5,000)	35,298
Net increase in noninterest-bearing deposits	39,762	10,219
Net increase in interest-bearing deposits	83,722	7,058
Net cash provided by financing activities	114,858	50,556
Decrease in cash and cash equivalents	43,291	(8,809)
Cash and Cash Equivalents, January 1,	27,429	36,238
Cash and Cash Equivalents, December 31,	$70,720	$27,429
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$6,603	$5,763
Income taxes	$9,984	$6,494
Supplemental Schedule of Noncash Activities:
Real estate acquired in settlement of loans	$788	$5,154
See accompanying notes to consolidated financial statements

PARKE BANCORP, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Business and Summary of Significant Accounting Policies

Description of Business: Parke Bancorp, Inc. (the “Company, we, us, our”) is a bank holding company headquartered in Sewell, New Jersey. Through subsidiaries, the Company provides individuals, corporations and other businesses, and institutions with commercial and retail banking services, principally loans and deposits. The Company was incorporated in January 2005 under the laws of the State of New Jersey for the sole purpose of becoming the holding company of Parke Bank (the "Bank").

The Bank is a commercial bank, which was incorporated on August 25, 1998, and commenced operations on January 28, 1999. The Bank is chartered by the New Jersey Department of Banking and Insurance and its deposits are insured by the Federal Deposit Insurance Corporation. The Bank maintains its principal office at 601 Delsea Drive, Sewell, New Jersey, and six additional branch office locations; 501 Tilton Road, Northfield, New Jersey, 567 Egg Harbor Road, Washington Township, New Jersey, 67 East Jimmie Leeds Road, Galloway Township, New Jersey, 1150 Haddon Avenue, Collingswood, New Jersey, 1610 Spruce Street, Philadelphia, Pennsylvania, and 1032 Arch Street, Philadelphia, Pennsylvania.

The accounting and financial reporting policies of the Company and Subsidiaries conform to accounting principles generally accepted in the United States of America (“GAAP”) and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Parke Bank. Also included are the accounts of 44 Business Capital Partners LLC, a joint venture formed in 2009 to originate and service Small Business Administration (“SBA”) loans. Parke Bank has a 51% ownership interest in the joint venture. The assets of the joint venture were sold on April 29, 2016. Parke Capital Trust I, Parke Capital Trust II and Parke Capital Trust III are wholly-owned subsidiaries but are not consolidated because they do not meet the requirements for consolidation under applicable accounting guidance. All significant inter-company balances and transactions have been eliminated.

Investment Securities: At December 31, 2016 and 2015, the Company held investment securities that would be held for indefinite periods of time, including securities that would be used as part of the Company’s asset/liability management strategy and possibly sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as “available for sale” and are carried at fair value, with any temporary unrealized gains or losses reported as other comprehensive income, net of the related income tax effect.

At December 31, 2016 and 2015, the Company also reported investments in securities that were carried at cost, adjusted for amortization of premium and accretion of discount. The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as “held to maturity.”

Declines in the fair value of individual debt securities below their cost that are deemed to be other than temporary result in write-downs of the individual securities to their fair value. Debt securities that are deemed to be other than temporarily impaired are reflected in earnings as realized losses to the extent impairment is related to credit losses. The amount of the impairment for debt securities related to other factors is recognized in other comprehensive income (loss). In evaluating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the reasons for the decline in value, (3) the financial position and access to capital of the issuer, including the current and future impact of any specific events, and (4) for fixed maturity securities, whether the Company intends to sell the security, or it is more likely than not that the Company will be required to sell the security before recovery of the cost basis, which may be maturity and such loss is taken into earnings.

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

Troubled Debt Restructurings: Troubled debt restructuring (“TDRs”) are loans for which the Company, for legal or economic reasons related to a debtor’s financial difficulties, has granted a concession to the debtor that it otherwise would not have considered. Concessions that result in the categorization of a loan as a TDR include:

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

The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2016 or 2015. The Company does not have an accrual for uncertain tax positions as of December 31, 2016 or 2015, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2013 and thereafter are subject to further examination by tax authorities, with the exception of the State of New Jersey for which tax returns for all years 2012 and thereafter are subject to further examination.

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

Reclassifications: Certain items in the 2015 financial statements have been reclassified to conform to the 2016 presentation. Such reclassifications have no impact on prior year earnings and shareholders’ equity.

Comprehensive Income: Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under GAAP, are excluded from net income, including unrealized gains and losses on available for sale securities.

Accumulated other comprehensive loss consisted of the following at December 31, 2016 and 2015:

	2016	2015
	(Amounts in thousands)
Securities:
Non-credit unrealized losses on available for sale securities with OTTI	$(309)	$(344)
Unrealized (losses) gains on available for sale securities without OTTI	(273)	71
Tax impact	233	108
	$(349)	$(165)

Earnings Per Common Share: Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options outstanding and convertible preferred stock. To the extent that stock equivalents are anti-dilutive, they have been excluded from the earnings per share calculation. Both basic and diluted earnings per share computations give retroactive effect to a stock dividend declared and paid in 2016 (Note 13). Earnings per common share have been computed based on the following for 2016 and 2015:

	2016	2015
	(dollars in thousands, except share data)
Basic earnings per common share
Net income available to common shareholders	$17,310	$9,497
Average common shares outstanding	6,846,514	6,700,718
Basic earnings per common share	$2.53	$1.42
Diluted earnings per common share
Net income available to common shareholders	$17,310	$9,497
Dividend on Preferred Series B	1,200	1,200
Net income available to common shareholders pre dividend on Preferred Series B	$18,510	$10,697
Average common shares outstanding	6,846,514	6,700,718
Dilutive potential common shares	2,118,186	2,071,409
Total diluted average common shares outstanding	8,964,700	8,772,127
Diluted earnings per common share	$2.06	$1.22

For 2016 and 2015, there were no options outstanding that were not included in the computation of diluted EPS because the options’ common stock equivalents and preferred stock were anti-dilutive.

Statement of Cash Flows: Cash and cash equivalents include cash and due from financial institutions and federal funds sold. For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis.

Recently Issued Accounting Pronouncements:

During August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2016-15, which is a new guidance related to the Statement of Cash Flows. The new guidance clarifies the classification within the statement of cash flows for certain transactions, including debt extinguishment costs, zero-coupon debt, and contingent consideration related to business combinations, insurance proceeds, equity method distributions and beneficial interests in securitizations. The guidance also clarifies that cash flows with aspects of multiple classes of cash flows or that cannot be separated by source or use should be classified based on the activity that is likely to be the predominant source or use of cash flows for the item. This guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The adoption of this guidance is not expected to be material to the consolidated financial statements.

During June 2016, the FASB issued ASU 2016-13, Financial Instruments Credit Losses. ASU 2016-13 (Topic 326), replaces the incurred loss impairment methodology in current GAAP with an expected credit loss methodology and requires consideration of a broader range of information to determine credit loss estimates. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. Purchased credit impaired loans will receive an allowance account at the acquisition date that represents a component of the purchase price allocation. Credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses, with such allowance limited to the amount by which fair value is below amortized cost. This guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company is currently evaluating this guidance to determine the impact on its consolidated financial statements.

On January 5, 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (the ASU) which provides for changes to the current GAAP model primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The more significant amendments are summarized below. ASU 2016-01 is effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact of these amendments.

On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU No. 2016-02 includes a lessee accounting model that recognizes two types of leases - finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities for leases with lease terms of more than 12 months. (Leases with terms of less than 12 months are exempt from the new standard.) The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as finance or operating lease. New disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases are also required. These disclosures include qualitative and quantitative requirements, providing information about the amounts recorded in the financial statements. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (that is, for a calendar year-end public entity, the changes take effect beginning January 1, 2019). The Company is currently evaluating the impact of these amendments.

During March 2016, the FASB issued ASU No. 2016-09, Stock Compensation. ASU No. 2016-09(Topic 718) eliminates the concept of additional paid in capital pools for stock-based awards and requires that the related excess tax benefits and tax deficiencies be classified as an operating activity in the statement of cash flows. The new guidance also allows entities to make a one-time policy election to account for forfeitures when they occur, instead of accruing compensation cost based on the number of awards expected to vest. Additionally, the new guidance changes the requirement for an award to qualify for equity classification by permitting tax withholding up to the maximum statutory tax rate instead of the minimum statutory tax rate. Cash paid by an employer when directly withholding shares for tax withholding purposes should be classified as a financing activity in the statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. The adoption of this guidance is not expected to be material to the consolidated financial statements.

During May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU No.2014-09 (Topic 606) supersedes the revenue recognition requirements in Accounting Standards Codification Topic 606, Revenue Recognition, and most industry-specific guidance throughout the Accounting Standards Codification. The guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. During August 2015, the FASB provided a one-year deferral of the effective date; therefore, the guidance is effective for interim and annual reporting periods beginning after December 15, 2017. The FASB has also issued clarification guidance as it relates to principal versus agent considerations for revenue recognition purposes and clarification guidance on other various considerations related to the new revenue recognition guidance. Additionally, during April 2016, the FASB issued further clarification guidance related to identifying performance obligations and licensing. The Company is currently evaluating this guidance to determine the impact on its consolidated financial statements.

Note 2.  Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Company as of December 31, 2016 or 2015, because reserve requirements were covered by vault cash.

Note 3.  Investment Securities

The following is a summary of the Company's investment in available for sale and held to maturity securities as of December 31, 2016 and 2015:

As of December 31, 2016	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
	(Amounts in thousands)
Available for sale:
Corporate debt obligations	$1,000	$11	$—	$—	$1,011
Residential mortgage-backed securities	43,530	218	508	—	43,240
Collateralized mortgage obligations	160	6	—	—	166
Collateralized debt obligations	746	—	—	309	437
Total available for sale	$45,436	$235	$508	$309	$44,854

Held to maturity:
States and political subdivisions	$2,224	$187	$—	$—	$2,411

As of December 31, 2015	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
	(Amounts in thousands)
Available for sale:
Corporate debt obligations	$1,000	$31	$—	$—	$1,031
Residential mortgage-backed securities	40,788	451	418	—	40,821
Collateralized mortgage obligations	246	7	—	—	253
Collateralized debt obligations	806	—	—	344	462
Total available for sale	$42,840	$489	$418	$344	$42,567

Held to maturity:
States and political subdivisions	$2,181	$290	$—	$—	$2,471

The amortized cost and fair value of debt securities classified as available for sale and held to maturity, by contractual maturity, as of December 31, 2016, are as follows:

	Amortized Cost	Fair Value
	(Amounts in thousands)
Available for sale:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	500	500
Due after ten years	1,246	948
Residential mortgage-backed securities and collateralized mortgage obligations	43,690	43,406
Total available for sale	$45,436	$44,854

Held to maturity:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	1,212	1,253
Due after ten years	1,012	1,158
Total held to maturity	$2,224	$2,411

Expected maturities will differ from contractual maturities for mortgage related securities because the issuers of certain debt securities do have the right to call or prepay their obligations without any penalties.

During the year ending December 31, 2016 and December 31, 2015, the Company did not sell any investment securities.

Securities with a carrying value of $23.1 million and $15.6 million, respectively, were pledged to secure public deposits at December 31, 2016 and 2015.

The following tables show the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other than temporarily impaired (“OTTI”), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2016 there were 7 securities in a less than 12 months loss position and 3 in a greater than 12 months. At December 31, 2015 there were 5 securities in a less than 12 months loss position and 3 greater than 12 months.

As of December 31, 2016	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Residential mortgage-backed securities	$17,519	$484	$1,077	$24	$18,596	$508
Total available for sale	$17,519	$484	$1,077	$24	$18,596	$508

As of December 31, 2015	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Residential mortgage-backed securities	$19,191	$343	$3,221	$75	$22,412	$418
Total available for sale	$19,191	$343	$3,221	$75	$22,412	$418

Residential Mortgage-Backed Securities

The unrealized losses on the Company’s investment in mortgage-backed securities relates to ten securities. The losses were caused by movement in interest rates. The securities were issued by FNMA, GNMA and FHLMC all government sponsored entities. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider the investment in these securities to be OTTI at December 31, 2016.

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

The present value of expected future cash flows is determined using the best estimate of cash flows discounted at the effective interest rate implicit to the security at the date of purchase or the current yield to accrete an asset-backed or floating rate security. The methodology and assumptions for establishing the best estimate of cash flows vary depending on the type of security. The asset-backed securities’ cash flow estimates are based on bond-specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity and prepayment speeds and structural support, including subordination and guarantees. The corporate bond cash flow estimates are derived from scenario-based outcomes of expected corporate re-structuring or the disposition of assets using bond specific facts and circumstances including timing, security interests and loss severity.

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

OTTI recognized in earnings for credit-impaired debt securities is presented as additions in two components based upon whether the current period is the first time the debt security was credit-impaired (initial credit impairment) or is not the first time the debt security was credit-impaired (subsequent credit impairments). The credit loss component is reduced if we sell, intend to sell or believe we will be required to sell previously credit-impaired debt securities. Additionally, the credit loss component is reduced if we receive cash flows in excess of what we expected to receive over the remaining life of the credit-impaired debt security, the security matures or is fully written down. There were no investment gains and losses recognized in income during the years ended December 31, 2016 and 2015.

Note 4.  Loans

The portfolio of loans outstanding consists of:

	December 31, 2016		December 31, 2015
	Amount	Percentage of Total Loans	Amount	Percentage of Total Loans
	(Amounts in thousands)
Commercial and Industrial	$26,774	3.1%	$27,140	3.6%
Real Estate Construction:
Residential	8,825	1.0	7,750	1.0
Commercial	58,469	6.9	45,245	6.0
Real Estate Mortgage:
Commercial – Owner Occupied	123,898	14.5	172,040	22.7
Commercial – Non-owner Occupied	268,123	31.5	256,471	33.8
Residential – 1 to 4 Family	309,340	36.3	213,266	28.1
Residential – Multifamily	39,804	4.7	18,113	2.4
Consumer	16,720	2.0	18,476	2.4
Total Loans	$851,953	100.0%	$758,501	100.0%

At December 31, 2016 and 2015, approximately $193.9 million and $132.3 million, respectively, of loans were pledged to the FHLBNY on borrowings (Note 9). This pledge consists of a blanket lien on residential mortgages and certain qualifying commercial real estate loans.

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

Commercial real estate loans, including multi-family loans, are subject to underwriting standards and processes similar to commercial loans, in addition to those of real estate loans. Commercial real estate loans may be riskier than those for one-to-four family residences and are typically larger in dollar size. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. The repayment of these loans is generally largely dependent on the successful operation and management of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location within our market area. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. The Company also monitors economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2016, approximately 55.0% of the outstanding principal balance of the Company’s commercial real estate loans were secured by non-owner occupied properties.

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

Loans to Related Parties: In the normal course of business, the Company has granted loans to officers, directors and their affiliates (related parties). All loans to related parties were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable loans with persons not related to the Bank; and did not involve more than the normal risk of collectability or present other unfavorable features. The other reductions were due to a former directors loans.

An analysis of the activity of such related party loans for 2016 and 2015 is as follows:

	2016	2015
	(Amounts in thousands)
Balance, beginning of year	$20,072	$20,233
Advances	418	4,568
Less: repayments	(856)	(4,729)
Less: reduction due to death of a director	(5,662)	—
Balance, end of year	$13,972	$20,072

An age analysis of past due loans by class follows:

December 31, 2016	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)
Commercial and Industrial	$—	—	159	159	26,615	$26,774	—
Real Estate Construction:
Residential	—	—	—	—	8,825	8,825	—
Commercial	—	—	3,241	3,241	55,228	58,469	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	165	430	595	123,303	123,898	—
Commercial – Non-owner Occupied	—	—	3,958	3,958	264,165	268,123	—
Residential – 1 to 4 Family	715	361	3,095	4,171	305,169	309,340	—
Residential – Multifamily	—	—	308	308	39,496	39,804	—
Consumer	31	42	107	180	16,540	16,720	—
Total Loans	$746	568	11,298	12,612	839,341	$851,953	—

December 31, 2015	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)
Commercial and Industrial	$—	—	740	740	26,400	$27,140	—
Real Estate Construction:
Residential	—	—	—	—	7,750	7,750	—
Commercial	—	—	5,204	5,204	40,041	45,245	—
Real Estate Mortgage:
Commercial – Owner Occupied	812	—	358	1,170	170,870	172,040	—
Commercial – Non-owner Occupied	—	—	4,002	4,002	252,469	256,471	—
Residential – 1 to 4 Family	—	—	3,255	3,255	210,011	213,266	—
Residential – Multifamily	357	—	—	357	17,756	18,113	—
Consumer	31	32	—	63	18,413	18,476	—
Total Loans	$1,200	32	13,559	14,791	743,710	$758,501	—

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

Impaired loans are set forth in the following tables.

December 31, 2016	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Amounts in thousands)
With no related allowance recorded:
Commercial and Industrial	$21	$23	$—
Real Estate Construction:
Residential	—	—	—
Commercial	1,161	1,161	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	—
Commercial – Non-owner Occupied	3,494	3,739	—
Residential – 1 to 4 Family	2,384	2,434	—
Residential – Multifamily	308	354	—
Consumer	107	107	—
	7,475	7,818	—
With an allowance recorded:
Commercial and Industrial	138	1,392	138
Real Estate Construction:
Residential	—	—	—
Commercial	7,225	11,125	155
Real Estate Mortgage:
Commercial – Owner Occupied	4,380	4,409	498
Commercial – Non-owner Occupied	15,506	17,100	226
Residential – 1 to 4 Family	1,681	1,697	234
Residential – Multifamily	—	—	—
Consumer	—	—	—
	28,930	35,723	1,251
Total:
Commercial and Industrial	159	1,415	138
Real Estate Construction:
Residential	—	—	—
Commercial	8,386	12,286	155
Real Estate Mortgage:
Commercial – Owner Occupied	4,380	4,409	498
Commercial – Non-owner Occupied	19,000	20,839	226
Residential – 1 to 4 Family	4,065	4,131	234
Residential – Multifamily	308	354	—
Consumer	107	107	—
	$36,405	$43,541	$1,251

December 31, 2015	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Amounts in thousands)
With no related allowance recorded:
Commercial and Industrial	$680	$1,934	$—
Real Estate Construction:
Residential	—	—	—
Commercial	1,420	1,517	—
Real Estate Mortgage:
Commercial – Owner Occupied	358	358	—
Commercial – Non-owner Occupied	1,281	1,281	—
Residential – 1 to 4 Family	1,858	1,910	—
Residential – Multifamily	—	—	—
Consumer	—	—	—
	5,597	7,000	—
With an allowance recorded:
Commercial and Industrial	503	504	67
Real Estate Construction:
Residential	—	—	—
Commercial	5,696	8,420	1,149
Real Estate Mortgage:
Commercial – Owner Occupied	4,341	4,370	73
Commercial – Non-owner Occupied	23,303	24,988	486
Residential – 1 to 4 Family	2,426	3,200	709
Residential – Multifamily	356	356	5
Consumer	—	—	—
	36,625	41,838	2,489
Total:
Commercial and Industrial	1,183	2,438	67
Real Estate Construction:
Residential	—	—	—
Commercial	7,116	9,937	1,149
Real Estate Mortgage:
Commercial – Owner Occupied	4,699	4,728	73
Commercial – Non-owner Occupied	24,584	26,269	486
Residential – 1 to 4 Family	4,284	5,110	709
Residential – Multifamily	356	356	5
Consumer	—	—	—
	$42,222	$48,838	$2,489

The following table presents by loan portfolio class, the average recorded investment and interest income recognized on impaired loans for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016		2015
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(Amounts in thousands)
Commercial and Industrial	$333	$1	$3,088	$45
Real Estate Construction:
Residential	—	—	—	—
Commercial	9,340	234	10,013	87
Real Estate Mortgage:
Commercial – Owner Occupied	4,878	176	5,548	196
Commercial – Non-owner Occupied	19,281	751	26,554	985
Residential – 1 to 4 Family	4,130	122	5,491	113
Residential – Multifamily	320	8	359	26
Consumer	108	6	—	—
Total	$38,390	$1,298	$51,053	$1,452

Troubled debt restructurings: Periodically or upon modification management evaluates our loans in order to determine the appropriate risk rating, interest accrual status and potential classification as a TDR, some of which are performing and accruing interest. A TDR is a loan on which we have granted a concession due to a borrower’s financial difficulty, that would not otherwise be considered. The terms of these modified loans may include extension of maturity, renewals, changes in interest rate, additional collateral requirements or infusion of additional capital into the project by the borrower to reduce debt or to support future debt service. On construction and land development loans we may modify the loan as a result of delays or other project issues such as slower than anticipated sell-outs, insufficient leasing activity and/or a decline in the value of the underlying collateral securing the loan. Management believes that working with a borrower to restructure a loan provides us with a better likelihood of collecting our loan. It is our policy not to renegotiate the terms of a commercial loan simply because of a delinquency status. However, we will use our Troubled Debt Restructuring Program to work with delinquent borrowers when the delinquency is temporary. We consider all loans modified in a TDR to be impaired.

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

A borrower with a restructured loan must make a minimum of six consecutive monthly payments at the restructured level and be current as to both interest and principal to be placed back on accrual status.

Performing TDRs (not reported as nonaccrual loans) totaled $25.1 million and $28.7 million with related allowances of $390,000 and $530,000 as of December 31, 2016 and December 31, 2015, respectively. Non-performing TDRs totaled $3.0 million and $3.5 million with related allowances of $0 and $603,000 as of December 31, 2016 and

December 31, 2015, respectively. All TDRs are classified as impaired loans and are included in the impaired loan disclosures above.

There were no loans modified as TDRs during the years ended December 31, 2016 and 2015.

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

An analysis of the credit risk profile by internally assigned grades as of December 31, 2016 and 2015, is as follows:

At December 31, 2016	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial and Industrial	$26,515	$121	$138	$—	$26,774
Real Estate Construction:
Residential	8,825	—	—	—	8,825
Commercial	35,656	12,516	10,297	—	58,469
Real Estate Mortgage:
Commercial – Owner Occupied	120,166	3,302	430	—	123,898
Commercial – Non-owner Occupied	261,181	79	6,863	—	268,123
Residential – 1 to 4 Family	304,042	1,536	3,762	—	309,340
Residential – Multifamily	39,496	—	308	—	39,804
Consumer	16,612	—	108	—	16,720
Total	$812,493	$17,554	$21,906	$—	$851,953

At December 31, 2015	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial and Industrial	$25,658	$688	$794	$—	$27,140
Real Estate Construction:
Residential	7,750	—	—	—	7,750
Commercial	24,210	15,831	5,204	—	45,245
Real Estate Mortgage:
Commercial – Owner Occupied	163,765	7,225	1,050	—	172,040
Commercial – Non-owner Occupied	242,607	7,044	6,820	—	256,471
Residential – 1 to 4 Family	207,911	515	4,840	—	213,266
Residential – Multifamily	17,757	—	356	—	18,113
Consumer	18,475	—	1	—	18,476
Total	$708,133	$31,303	$19,065	$—	$758,501

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

An analysis of the allowance for loan losses as of and for the years ended December 31, 2016 and 2015, is as follows:

Allowance for Loan Losses:	For the year ended December 31, 2016
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance
	(Amounts in thousands)
Commercial and Industrial	$952	$(76)	$8	$304	$1,188
Real Estate Construction:
Residential	247	—	—	21	268
Commercial	2,501	(1,081)	—	1,076	2,496
Real Estate Mortgage:
Commercial – Owner Occupied	3,267	—	1	(1,186)	2,082
Commercial – Non-owner Occupied	3,838	(154)	—	205	3,889
Residential – 1 to 4 Family	4,802	(704)	39	779	4,916
Residential – Multifamily	254	(45)	—	296	505
Consumer	275	(6)	—	(33)	236
Unallocated	—	—	—	—	—
Total	$16,136	$(2,066)	$48	$1,462	$15,580

Allowance for Loan Losses:	For the year ended December 31, 2015
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance
	(Amounts in thousands)
Commercial and Industrial	$1,679	$(1,554)	$121	$706	$952
Real Estate Construction:
Residential	316	(238)	—	169	247
Commercial	3,015	(2,745)	—	2,231	2,501
Real Estate Mortgage:
Commercial – Owner Occupied	3,296	—	66	(95)	3,267
Commercial – Non-owner Occupied	4,962	(638)	398	(884)	3,838
Residential – 1 to 4 Family	4,156	(504)	148	1,002	4,802
Residential – Multifamily	357	—	—	(103)	254
Consumer	262	(1)	—	14	275
Unallocated	—	—	—	—	—
Total	$18,043	$(5,680)	$733	$3,040	$16,136

Allowance for Loan Losses, at December 31, 2016	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$138	$1,050	$1,188
Real Estate Construction:
Residential	—	268	268
Commercial	155	2,341	2,496
Real Estate Mortgage:
Commercial – Owner Occupied	498	1,584	2,082
Commercial – Non-owner Occupied	226	3,663	3,889
Residential – 1 to 4 Family	234	4,682	4,916
Residential – Multifamily	—	505	505
Consumer	—	236	236
Total	$1,251	$14,329	$15,580

Allowance for Loan Losses, at December 31, 2015	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$67	$885	$952
Real Estate Construction:
Residential	—	247	247
Commercial	1,149	1,352	2,501
Real Estate Mortgage:
Commercial – Owner Occupied	73	3,194	3,267
Commercial – Non-owner Occupied	486	3,352	3,838
Residential – 1 to 4 Family	709	4,093	4,802
Residential – Multifamily	5	249	254
Consumer	—	275	275
Total	$2,489	$13,647	$16,136

Loans, at December 31, 2016:	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$159	$26,615	$26,774
Real Estate Construction:
Residential	—	8,825	8,825
Commercial	8,386	50,083	58,469
Real Estate Mortgage:
Commercial – Owner Occupied	4,380	119,518	123,898
Commercial – Non-owner Occupied	19,000	249,123	268,123
Residential – 1 to 4 Family	4,065	305,275	309,340
Residential – Multifamily	308	39,496	39,804
Consumer	107	16,613	16,720
Total	$36,405	$815,548	$851,953

Loans, at December 31, 2015:	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$1,183	$25,957	$27,140
Real Estate Construction:
Residential	—	7,750	7,750
Commercial	7,117	38,128	45,245
Real Estate Mortgage:
Commercial – Owner Occupied	4,698	167,342	172,040
Commercial – Non-owner Occupied	24,584	231,887	256,471
Residential – 1 to 4 Family	4,284	208,982	213,266
Residential – Multifamily	356	17,757	18,113
Consumer	—	18,476	18,476
Total	$42,222	$716,279	$758,501

Note 6.  Company Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of Company premises and equipment as of December 31, 2016 and 2015 is as follows:

	Estimated Useful lives	2016	2015
		(Amounts in thousands)
Land		$820	$820
Building and improvements	12 years	5,352	4,973
Furniture and equipment	9.6 years	2,854	2,357
Total premises and equipment		9,026	8,150
Less: accumulated depreciation and amortization		(3,829)	(3,559)
Premises and equipment, net		$5,197	$4,591

Depreciation and amortization expense was $270,000 and $251,000 in 2016 and 2015, respectively.

The Company has non-cancelable operating lease agreements related to its Northfield and Philadelphia branch offices. The term of the Northfield lease is for 5 years and runs through May 2017 with one 5-year renewal option. The term of the Philadelphia lease is for 10 years and runs through June 2016 was renewed with two 5-year renewal options. The Company entered into a land lease for its branch in Collingswood. The term of the lease is for 99 years of which 88 years remain. The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch offices. On June 1, 2016, the Company entered into a 10 year lease for its Arch Street Branch, located in Philadelphia. The Branch opened in December 2016. On July 1, 2016, the Company entered into a 1 year lease agreement for a Commercial Loan office in Hamilton N.J. At December 31, 2016, the required future minimum rental payments under these leases and other equipment operating leases are as follows:

Years Ending December 31,	(Amounts in thousands)

2017	293
2018	303
2019	303
2020	303
2021	268
Total minimum lease payments	$1,470

Rent expense was approximately $220,000 in 2016 and $214,000 in 2015.

Note 7.  OREO

Other Real Estate Owned (OREO) at December 31, 2016 was $10.5 million, compared to $16.6 million at December 31, 2015, a decrease of $6.1 million. The real estate owned at, December 31, 2016, consisted of 16 properties, the largest being a condominium development at $3.3 million. During 2016, the Company disposed of $5.2 million of OREO, recognizing a gain of $206,000, compared to $7.6 million of OREO sold in 2015, recognizing a loss of $1,076,000. Also during 2016, the Company wrote down OREO property by $2,036,000, compared to $943,000 of write-downs in 2015, based on a decline in appraised values. Operating expenses related to OREO, net of related income, for 2016 and 2015, were $935,000 and $1.5 million, respectively.

An analysis of OREO activity for the years ended December 31, 2016 and 2015 is as follows:

	For the Year Ended December 31,
	2016	2015
	(Amounts in thousands)
Balance at beginning of period	$16,629	$20,931
Real estate acquired in settlement of loans	788	5,154
Sales of real estate	(5,222)	(7,576)
Gain (loss) on sale of real estate	206	(1,076)
Write-down of real estate carrying values	(2,036)	(943)
Donated property	(31)	—
Capitalized improvements to real estate	194	139
Balance at end of period	$10,528	$16,629

Note 8.  Deposits

Deposits at December 31, 2016 and 2015, consisted of the following:

	2016	2015
	(Amounts in thousands)
Demand deposits, noninterest-bearing	$92,535	$52,773
Demand deposits, interest-bearing	37,456	33,407
Money market deposits	134,433	122,264
Savings deposits	181,603	176,282
Time deposits of $250,000 or more	36,643	33,709
Other time deposits	254,795	225,876
Brokered time deposits	51,229	20,899
Total deposits	$788,694	$665,210

Scheduled maturities of certificates of deposit at December 31, 2016 are as follows:

Years Ending December 31,	(Amounts in thousands)

2017	$266,724
2018	46,231
2019	15,517
2020	6,706
2021	7,469
Thereafter	20
Total	$342,667

Deposits from related parties totaled approximately $4,767,000 and $4,980,000 at December 31, 2016 and 2015, respectively.

Note 9.  Borrowings

An analysis of borrowings as of December 31, 2016 and 2015 is as follows:

		2016		2015
	Maturity Date or Range	Amount	Weighted Average Rate	Amount	Weighted Average Rate
		(Amounts in thousands, except rates)
Borrowed funds:
Federal Home Loan Bank advances	Less than one year	$39,500	1.13%	$24,150	0.73%
	One to three years	34,150	1.57%	54,500	1.44%
	Three to five years	6,000	1.85%	6,000	1.85%
	Five to ten years	—	—	—	—
	Total	$79,650		$84,650
Subordinated debentures, capital trusts	November 2035	$5,155	2.58%	$5,155	2.04%
	November 2035	5,155	2.58%	5,155	2.04%
	September 2037	3,093	2.46%	3,093	2.01%
	Total	$13,403		$13,403

At December 31, 2016, the Company had a $144.2 million line of credit from the FHLBNY, of which $79.7 million, as detailed above, was outstanding.

Certain investment securities (Note 3), loans (Note 4), and FHLBNY stock are pledged as collateral for borrowings.

Subordinated Debentures – Capital Trusts: On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 2.58% at December 31, 2016. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On August 23, 2005, Parke Capital Trust II, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of fixed/variable rate capital trust pass-through securities to investors. Currently, the interest rate is variable at 2.58%. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% beginning November 23, 2010. Parke Capital Trust II purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On June 21, 2007, Parke Capital Trust III, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $3,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.50% and was 2.46% at December 31, 2016. Parke Capital Trust III purchased $3,093,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after December 15, 2012, at par, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on September 15, 2037. The proceeds were contributed to paid-in capital at the Bank.

Note 10.  Income Taxes

Income tax expense for 2016 and 2015 consisted of the following:

	2016	2015
	(Amounts in thousands)
Current tax expense:
Federal	$6,826	$6,007
State	1,564	1,026
	8,390	7,033
Deferred tax expense (benefit)	305	(190)
Income tax expense	$8,695	$6,843

The components of the net deferred tax asset at December 31, 2016 and 2015 were as follows:

	2016	2015
	(Amounts in thousands)
Deferred tax assets:
Allowance for loan losses	$5,845	$6,068
Depreciation	268	280
Supplemental Executive Retirement Plan ("SERP")	1,511	1,343
OREO writedowns	1,839	1,894
OTTI write down on securities	65	65
Nonaccrued interest	1,806	2,048
Partnership Income	76	71
Non-qualified stock options	25	—
Write-down on partnership investment	181	—
Unrealized gain	233	110
	11,849	11,879
Valuation allowance	(181)	—
Deferred tax Liabilities:
Deferred loan costs	(922)	(951)
Net deferred tax asset	$10,746	$10,928

A reconciliation of the Company’s effective income tax rate with the statutory federal rate for 2016 and 2015 is as follows:

	2016	2015
	(Amounts in thousands)
At Federal statutory rate	$9,397	$6,387
Adjustments resulting from:
State income taxes, net of Federal tax benefit	1,009	854
Noncontrolling interest	(147)	(423)
Tax exempt income	(32)	(31)
BOLI	(246)	(121)
Nondeductible expenses	1	4
Tax credit	(1,532)	—
Increase in Valuation reserve	164	—
Other	81	173
	$8,695	$6,843

Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustments to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or local tax authorities for years before 2013, and by the State of New Jersey for years before 2012. The Company recorded a valuation allowance relating to the write down of a partnership investment. Management has concluded that these capital losses will not be realizable once incurred.

The Company recorded income tax expense of $8.7 million on income before taxes of $27.6 million for the year ended December 31, 2016, resulting in an effective tax rate of 31.5%, compared to income tax expense of $6.8 million on income before taxes of $18.8 million for the same period of 2015, resulting in an effective tax rate of 36.4%. The decrease in the effective rate is due to using an annualized tax rate versus using a monthly tax rate. The increase in our tax expense is due to the gain on sale of our SBA business of $7.6 million. The decrease in the effective rate is due to the Bank utilizing a $1.5 million Historic Tax Credit ("HTC") offset by a $482,000 write down (included in non-interest expense) of the HTC partnership investment. This resulted in a net benefit to the Company of $1.0 million, which reduced the Bank's income tax expense.

Note 11.  Retirement Plans

The Company has a Supplemental Executive Retirement Plan (“SERP”) covering certain members of management. The net periodic SERP pension cost was approximately $458,000 in 2016 and $221,000 in 2015. The unfunded benefit obligation, which was included in other liabilities, was approximately $4,029,000 at December 31, 2016 and $3,571,000 at December 31, 2015.

The benefit obligation at December 31, 2016 and December 31, 2015 was calculated as follows:

	2016	2015
	(Amounts in thousands)
Benefit obligation, January 1	$3,571	$3,350
Service cost	(216)	(86)
Interest cost	199	214
Loss	475	93
Benefit obligation, December 31	$4,029	$3,571

The net periodic pension cost for 2016 and 2015 was calculated as follows:

	2016	2015
	(Amounts in thousands)
Service cost	$(216)	$(86)
Interest cost	199	214
Loss	475	93
	$458	$221

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.5% for both 2016 and 2015. Annual benefit payments are estimated at $0 for 2016, $136,149 for 2017, $336,437 for 2018, $368,506 for 2019, and $5,821,440 from 2020 through 2031.

The Company has a 401(k) Plan covering substantially all employees. Under the Plan, the Company is required to contribute 3% of all qualifying employees’ eligible salary to the Plan. The Plan expense in 2016 was $132,000 and $138,000 in 2015.

Note 12.  Regulatory Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action. The final rules implementing Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer for 2016 was 0.625%. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2016, the Company and Bank met all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2016 and 2015, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.
To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following tables.

	Actual		For Capital Adequacy Purposes		To be Well- Capitalized Under Prompt Corrective Action Provisions
Parke Bancorp, Inc.	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2016	(Amounts in thousands except ratios)
Total Risk Based Capital	$154,018	18.33%	$72,470	8.625%	N/A	N/A
(to Risk Weighted Assets)
Tier 1 Capital	$143,453	17.07%	$55,666	6.625%	N/A	N/A
(to Risk Weighted Assets)
Tier 1 Capital Common Equity	$110,453	13.15%	$43,062	5.125%	N/A	N/A
(to Risk Weighted Assets)
Tier 1 Capital	$143,453	15.25%	$37,618	4.000%	N/A	N/A
(to Average Assets)
As of December 31, 2015
Total Risk Based Capital	$135,258	17.24%	$62,777	8.0%	N/A	N/A
(to Risk Weighted Assets)
Tier 1 Capital	$125,371	15.98%	$31,389	6.0%	N/A	N/A
(to Risk Weighted Assets)
Tier 1 Capital Common Equity	$92,371	11.77%	$31,389	4.5%	N/A	N/A
(to Risk Weighted Assets)
Tier 1 Capital	$125,371	14.69%	$34,133	4.0%	N/A	N/A
(to Average Assets)
Parke Bank
As of December 31, 2016
Total Risk Based Capital	$150,636	17.93%	$72,470	8.625%	$84,023	10.0%
(to Risk Weighted Assets)
Tier 1 Capital	$140,070	16.67%	$55,665	6.625%	$67,218	8.0%
(to Risk Weighted Assets)
Tier 1 Capital Common Equity	$140,070	16.67%	$43,062	5.125%	$54,615	6.5%
(to Risk Weighted Assets)
Tier 1 Capital	$140,070	15.29%	$36,654	4.000%	$45,818	5.0%
(to Average Assets)
As of December 31, 2015
Total Risk Based Capital	$134,415	17.13%	$62,777	8.0%	$78,471	10.0%
(to Risk Weighted Assets)
Tier 1 Capital	$124,528	15.87%	$31,388	4.0%	$62,777	8.0%
(to Risk Weighted Assets)
Tier 1 Capital Common Equity	$124,528	15.87%	$31,388	4.5%	$51,006	6.5%
(to Risk Weighted Assets)
Tier 1 Capital	$124,528	14.59%	$34,133	4.0%	$42,666	5.0%
(to Average Assets)

Note 13.  Shareholders’ Equity

Common Stock Dividend: The Company paid a quarterly cash dividend each quarter of 2016. The first three quarters of 2016 the dividend was $0.08 per share. The dividend was increased to $0.10 per share in December of 2016 for payment on January. During 2016 the Company paid $2.0 million in dividends. The timing and amount of future dividends will be within the discretion of the Board of Directors and will depend on the consolidated earnings, financial condition, liquidity, and capital requirements of the Company and its subsidiaries, applicable governmental regulations and policies, and other factors deemed relevant by the Board. In May 2016 the Company paid a 10% common stock dividend to shareholders (625,971 shares). All share and per share information have been retroactively adjusted to give effect to this stock dividend for the periods presented.

Treasury Stock: The Company, in 2015, announced plans to purchase up to 500,000 shares of its own stock. During the year ending December 31, 2016, the Company purchased 294 shares at an average cost of $12.54 per share, compared to the year ending December 31, 2015, when the Company purchased 69,454 shares at an average cost of $11.98 per share.

Stock Options: In 2015, the shareholders approved the 2015 Equity Incentive Plan (the "Plan"). The Plan is a "non-qualified" stock option plan. All directors and certain officers and employees of the Company have been granted options under the Plan. Option awards are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. All options issued have a 10 year contractual term and vest over five years. All stock option amounts and prices included in the following discussions have been adjusted for stock dividends.

The method of determining pro-forma compensation expense for 2016 was based on certain assumptions, including the past trading ranges of the Company's stock, volatility of 29%, expected option lives of 5 years, risk free interest rate of 2.38%, and a dividend rate of 2.03%. Net compensation expense recognized during 2016 amounted to $65,500. The remaining unrecognized compensation expense at December 31, 2016 is $292,000 at $2.55 price per share.

The following table summarizes stock option activity for the year ended December 31, 2016.

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at January 1, 2016	20,371	$9.33
Granted	159,830	$10.39
Exercised	(20,371)	$9.33
Expired/terminated	(2,970)	$10.39
Outstanding at December 31, 2016:	156,860	$10.39	9.8	$1,531,000
Exercisable at December 31, 2016:	—	$—	0.0	$—

All outstanding options have an exercise price of $10.39. There were no outstanding exercisable options at December 31, 2016.

Preferred Stock: In December of 2013, the Company completed a private placement of newly designated 6.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series B, with a liquidation preference of $1,000 per share. The Company sold 20,000 shares in the placement for gross proceeds of $20.0 million. Each share of Series B Preferred Stock is convertible, at the option of the holder into 103.3446 shares of Common Stock. Upon full conversion of the Series B Preferred Stock, the Company will issue up to 2,066,891 shares of Common Stock assuming that the Conversion Rate does not change. The Conversion Rate and the total number of shares to be issued would be adjusted for stock dividends, stock splits and other corporate actions. The Conversion Rate was set using a conversion price for the common stock of $10.64, which was approximately 20% over the closing price of the Common Stock on October 10, 2013, the day the Series B Preferred Stock was priced.

The Company has recorded dividends on preferred stock in the approximate amount of $1.2 million for the years ended December 31, 2016 and 2015 respectively. All dividend amounts through December 31, 2016 have been paid. The preferred stock qualifies for and is accounted for as equity securities and is included in the Company’s Tier I capital on the date of receipt.

Note 14.  Other Related Party Transactions

A member of the Board of Directors is a principal of an employee benefits insurance agency that provides all the medical, life and disability insurance coverage for the Company. The cost of these employee benefits totaled $634,000 in 2016 and $562,000 in 2015.

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

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of the Company’s involvement in these particular classes of financial instruments. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties. As of December 31, 2016 and 2015, commitments to extend credit amounted to approximately $76.7 million and $66.1 million, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2016 and 2015, standby letters of credit with customers were $13.1 million and $14.2 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2016. Variable-rate commitments are generally issued for less than 1 year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

In the normal course of business, there are outstanding various contingent liabilities such as claims and legal action, which are not reflected in the financial statements. In the opinion of management, no material losses are anticipated as a result of these actions or claims.

Note 16.  Fair Value

Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures Topic 820 of FASB Accounting Standards Codification ("ASC"), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

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
Investment Securities Available for Sale:

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Securities in Level 1 are exchange-traded equities. If quoted market prices are not available for the specific security, then fair values are provided by independent third-party valuations services. These valuations services estimate fair values using pricing models and other accepted valuation methodologies, such as quotes for similar securities and observable yield curves and spreads. As part of the Company’s overall valuation process, management evaluates these third-party methodologies to ensure that they are representative of exit prices in the Company’s principal markets. Securities in Level 2 include U.S. Government agencies, mortgage-backed securities and state and municipal securities.

Securities in Level 3 include thinly-traded and collateralized debt obligations (TruPS). With the assistance of competent third-party valuation specialists, the Company utilized the following methodology to determine the fair value:

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

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2016 and 2015.

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
Securities Available for Sale
As of December 31, 2016
Corporate debt obligations	—	1,011	—	1,011
Residential mortgage-backed securities	—	43,240	—	43,240
Collateralized mortgage-backed securities	—	166	—	166
Collateralized debt obligations	—	—	437	437
Total	$—	$44,417	$437	$44,854
As of December 31, 2015
Corporate debt obligations	—	1,031	—	1,031
Residential mortgage-backed securities	—	40,821	—	40,821
Collateralized mortgage-backed securities	—	253	—	253
Collateralized debt obligations	—	—	462	462
Total	$—	$42,105	$462	$42,567

For the year ended December 31, 2016, there were no transfers between the levels within the fair value hierarchy.

The changes in Level 3 assets measured at fair value on a recurring basis are summarized as follows for the years ended December 31:

	Securities Available for Sale
	2016	2015
	(Amounts in thousands)
Beginning balance at January 1,	$462	$349
Net losses included in:
Other comprehensive gain – CDO’s	—	113
Settlements	(25)	—
Ending balance December 31,	$437	$462

Fair Value on a Non-recurring Basis:

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
As of December 31, 2016
Collateral dependent impaired loans	$—	$—	$16,070	$16,070
OREO	$—	$—	$10,528	$10,528
As of December 31, 2015
Collateral dependent impaired loans	$—	$—	$20,066	$20,066
OREO	$—	$—	$16,629	$16,629

Collateral dependent impaired loans, which are measured in accordance with FASB ASC Topic 310 Receivables, for impairment, had a carrying amount of $36.4 million and $42.2 million at December 31, 2016 and December 31, 2015, respectively, with a valuation allowance of $1.3 million and $2.5 million at December 31, 2016 and December 31, 2015, respectively. The valuation allowance for collateral dependent impaired loans is included in the allowance for loan losses on the balance sheet. All collateral dependent impaired loans have an independent third-party full appraisal to determine the NRV based on the fair value of the underlying collateral, less cost to sell (a range of 5% to 10%) and other costs, such as unpaid real estate taxes, that have been identified, or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent. The appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are updated every 12 months or sooner if we have identified possible further deterioration in value.

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

Fair Value of Financial Instruments

The Company discloses estimated fair values for its significant financial instruments in accordance with FASB ASC Topic 825, Disclosures about Fair Value of Financial Instruments. The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The methodologies for estimating the fair value of other financial assets and liabilities are discussed below.

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

The following table summarizes the carrying amounts and fair values for financial instruments at December 31, 2016 and December 31, 2015:

	Level in Fair Value Hierarchy	December 31, 2016		December 31, 2015
		Carrying Value	Fair Value	Carrying Value	Fair Value
		(Amounts in thousands)
Financial Assets:
Cash and cash equivalents	Level 1	$70,720	70,720	$27,429	$27,429
Investment securities AFS	(1)	44,854	44,854	42,567	42,567
Investment securities HTM	Level 2	2,224	2,411	2,181	2,471
Restricted stock	Level 2	4,658	4,658	4,789	4,789
Loans held for sale	Level 2	—	—	2,640	2,640
Loans, net	(2)	836,373	844,290	742,365	743,604
Accrued interest receivable	Level 2	3,117	3,117	3,012	3,012
Financial Liabilities:
Demand and savings deposits	Level 2	$446,026	446,027	$384,726	$384,726
Time deposits	Level 2	342,668	344,300	280,484	282,080
Borrowings	Level 2	93,053	90,362	98,053	95,492
Accrued interest payable	Level 2	655	655	494	494

(1) See the recurring fair value table above.
(2) For non-impaired loans, Level 2; for impaired loans, Level 3.

 Note 17.  Parent Company Only Financial Statements

Condensed financial information of the parent company only is presented in the following two tables:

Balance Sheets	December 31,
	2016	2015
	(Amounts in thousands)
Assets:
Cash	$1,317	$1,540
Investments in subsidiaries	140,103	124,599
Other assets	5	5
Total assets	$141,425	$126,144
Liabilities and Equity:
Subordinated debentures	$13,403	$13,403
Other liabilities	954	700
Equity	127,068	112,041
Total liabilities and equity	$141,425	$126,144

Statements of Income	Years ended December 31,
	2016	2015
	(Amounts in thousands)
Income:
Dividends from bank subsidiary	$3,400	$2,657
Other income	—	—
Total income	3,400	2,657
Expense:
Interest on subordinated debentures	311	259
Salary	160	160
Other expenses	118	101
Total expenses	589	520
Net Income	2,811	2,137
Equity in undistributed income of subsidiaries	15,698	8,560
Net income	18,509	10,697
Preferred stock dividend and discount accretion	(1,200)	(1,200)
Net income available to common shareholders	$17,309	$9,497

Statements of Cash Flows
	Years ended December 31,
	2016	2015
	(Amounts in thousands)
Cash Flows from Operating Activities
Net income	$18,509	$10,697
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(15,698)	(8,560)
Changes in operating assets and liabilities:
Decrease in other assets	—	(51)
Increase in accrued interest payable and other accrued liabilities	254	436
Net cash provided by operating activities	3,065	2,522
Cash Flows from Financing Activities
Purchase of treasury stock	(4)	(831)
Proceeds from exercise of stock options	—	2,749
Payment of dividend on preferred stock and common stock	(3,264)	(2,661)
Other, net	(20)	(377)
Net cash used in financing activities	(3,288)	(1,120)
Increase in cash and cash equivalents	(223)	1,402
Cash and Cash Equivalents, January 1,	1,540	138
Cash and Cash Equivalents, December 31,	$1,317	$1,540

Note 18.  Subsequent Events

Management has evaluated subsequent events through the date of issuance of the financial statements and does not believe any such events warrant recording or disclosure in these financial statements.

PARKE BANCORP, INC.	PARKE BANK	ASSISTANT VICE PRESIDENTS
PARKE BANK	EXECUTIVE OFFICERS
Jennifer Chen
BOARD OF DIRECTORS	Vito S. Pantilione	Renee D’Orazio
	President	Patricia Dilks
Celestino R. (“Chuck”) Pennoni	Chief Executive Officer	Annice Fanelli
Chairman of the Board		Roxanne Melfe
Founder and Chairman of	Elizabeth A. Milavsky	Marysharon Mitchell
Pennoni Associates	Executive Vice President	Joan Santo
	Chief Operating Officer	Maryann Seal
Daniel J. Dalton		Bart Seaman
Vice Chairman of the Board	John F. Hawkins
Retired	Senior Vice President	BANKING OFFICES
Brown & Brown of New Jersey	Chief Financial Officer	www.parkebank.com

Vito S. Pantilione	Linda Kaiser	WASHINGTON TOWNSHIP, NJ
President	Corporate Secretary	Main Office
Chief Executive Officer		601 Delsea Drive
	SENIOR VICE PRESIDENTS	(856) 256-2500
Fred G. Choate	David O. Middlebrook	Roxanne Melfe, Manager
President of Greater Philadelphia	Chief Credit Officer
Venture Capital Corporation		567 Egg Harbor Road
	Daniel Sulpizio	(856) 582-6900
Arret F. Dobson	Director of Retail Banking	Brian Mickle, Manager
Real Estate Developer
	Paul E. Palmieri	COLLINGSWOOD, NJ
Dr. Edward Infantolino	Senior Loan Officer	1150 Haddon Avenue
President of Ocean Internal		(856) 858-0825
Medicine Associates, P.A.	Ralph Gallo	Jaime Brooks, Manager
Chief Workout Officer
Anthony J. Jannetti		GALLOWAY TOWNSHIP, NJ
President of Anthony J. Jannetti, Inc.	Dolores M. Calvello	67 East Jimmie Leeds Road
	Loan Portfolio Manager	(609) 748-9700
Jeffrey H. Kripitz		Juan Taboada, Manager
Owner of Jeff Kripitz Agency	VICE PRESIDENTS
	Jaime Brooks	NORTHFIELD, NJ
Jack C. Sheppard, Jr.	Branch Manager	501 Tilton Road
Senior Vice President with Arthur J.		(609) 646-6677
Gallagher & Company	Kathleen Conover	Kathleen Conover, Manager
Branch Manager
In Memoriam		PHILADELPHIA, PA
Ray H. Tresch	Gil Eubank	1610 Spruce Street
Founding Director 1999 - 2016	Loan Administration	(215) 772-1113
Elvira Maxwell, Asst. Manager
PARKE BANCORP, INC.	Anthony Lombardo
	Controller	1032 Arch Street
CORPORATE OFFICERS		(215) 982-1975
	Nicholas Pantilione	Jennifer Chen, Manager
Vito S. Pantilione	Commercial Lending
President
Chief Executive Officer	Lisa Perkins
Information Technology
Elizabeth A. Milavsky
Executive Vice President	Yogendrakumar Shukla
Commercial Lending
John F. Hawkins
Senior Vice President	Marlon Soriano
Chief Financial Officer	Commercial Lending

Linda Kaiser	James Talarico
Corporate Secretary	Loan Workout

Frank Zangari
Compliance

SHAREHOLDER INFORMATION

ADMINISTRATIVE OFFICES	STOCK TRANSFER AND REGISTRAR
601 Delsea Drive	Shareholders wishing to change the name, address or
Washington Township, NJ 08080	ownership of stock, to report lost certificates or to
(856) 256-2500	consolidate accounts are asked to contact the Company's
www.parkebank.com	stock registrar and transfer agent directly:

ANNUAL MEETING OF SHAREHOLDERS	Computershare
The Annual Meeting of Shareholders will be held on	Investor Services
April 18, 2017 at 10:00 a.m. at Terra Nova Restaurant,	P.O. Box 43078
590 Delsea Drive, Sewell, New Jersey.	Providence, RI 02940-3078
1-800-942-5909
INVESTOR RELATIONS	www.computershare.com
Copies of the Company’s earnings releases and
financial publications, including the annual report on	INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Form 10-K (without exhibits) filed with the Securities	RSM US LLP
and Exchange Commission are available without	751 Arbor Way, Suite 200
charge by contacting:	Blue Bell, PA 19422

Annice Fanelli, Assistant Vice President	SPECIAL COUNSEL
(856) 256-2500 or	Jones Walker LLP
investorsrelations@parkebank.com	1227 25th Street, NW
Suite 200
Washington, DC 20037