Form 10-K, Exhibit 13
period 2017-12-31
PARKE BANCORP, INC.
filed 2018-03-15
CIK 1315399

PARKE BANCORP, INC.

2017 ANNUAL REPORT TO SHAREHOLDERS

PARKE BANCORP, INC.
2017 ANNUAL REPORT TO SHAREHOLDERS

To Our Shareholders:

It is sometimes difficult to believe that we are starting our 20th year in business. Many of you were right there with us investing in our Company when all we could present to you was our business plan and goals to build a quality bank in the Delaware Valley region. Our initial investors provided $8 million dollars to start our de novo bank in a little bank trailer in Washington Township, NJ. Thanks to that investment, and our Board of Directors and staff, our Bank became profitable in our 13th month of operation, which at that time was a record for a de novo bank in New Jersey. Our Bank continued to grow and maintained profitability which supported our going public in 2002, raising an additional $8.5 million in capital. We continued to grow and generate strong profits, which provided the financial strength to open new branches in the region. Today we have seven branches stretching from the shore to Philadelphia and, as of the end of 2017, we are over $1 billion dollars in assets with shareholders’ equity of close to $135 million. Our Board of Directors focused on shareholder value, approving ten stock dividends since going public and cash dividends beginning in July of 2014. We have increased our cash dividend five times since first beginning to pay a cash dividend. Today we are paying 12 cents per share per quarter, up from our initial cash dividend of 5 cents per share per quarter. Our Board of Directors also issued a 10% stock dividend in 2017, again enhancing shareholder value. Our company’s growth in assets, loans, deposits and profitability continued through the most challenging recession, which started in 2007, since the Great Depression. Over the last five years our stock has outperformed the NASDAQ, S&P and DOW averages.

Strong operating profits continued in 2017 with Net Income of $10.8 million, after taking the non-recurring deferred tax asset charge of $3.2 million, due to the new tax law that was passed in December 2017. The new tax law dampened our earnings in 2017, due to the lowering of the corporate tax rate from 35% to 21%. Based on our Company’s past performance, we believe the new tax rate will support the charge being recovered by year-end 2018. The deferred tax asset charge reduced our ROAA from 1.43% to 1.13% and our ROAE from 12.19% to 9.40% in 2017. Our Company’s strong operating income was supported by our loan portfolio growing to over $1 billion by the end of 2017, close to a 20% increase from the end of 2016. Our deposits grew to $866 million at year-end, a 10% increase from the end of 2016, which helped support the growth of our loan portfolio. We maintained very tight controls on our Company’s expenses ending the year with a cost efficiency ratio of 36.39%, which again makes us one of the leaders in controlling expenses in our peer group.

We have an unwavering commitment to reducing our non-performing assets (“NPAs”). Our non-performing loans decreased 60% in 2017 to $4.5 million, a decrease of $6.8 million from the end of 2016. OREO decreased to $7.2 million, a 31% reduction from $10.5 million at the end of 2016. The Company’s NPAs to total assets ratio is 1.04%, down from 2.15% at the end of 2016. Our focus continues to be on reducing our NPAs through aggressive workouts of these assets rather than selling them at a deep discount, preserving shareholder value.

Last year we discussed the possibility of the business environment improving due to promised changes in regulations and the anticipation of a new tax bill being passed. There have been many regulations removed or amended to assist various industries with growth and employment. There also was a new tax law passed in December of 2017. The new tax bill did not have a direct effect on the country’s 2017 economy, however, the GDP experienced strong growth.

When the new tax law was passed, many companies announced moving their operations and cash back to the United States, while other companies announced the expansion of their existing operation, with some announcing construction of new plants in the US, which will support additional growth.

Several companies, including Parke Bank, increased the starting salaries of entry-level employees while others issued special bonuses to their employees. Employee wages increased and 200,000 new jobs were added in January of 2018. All good news, right? Not so fast, alarms sounded that the economy would be overheating and increased wages will spike inflation which may force the Fed to accelerate their plans to raise interest rates. A volatile and uncertain economy is certainly nothing new. However, we believe our Company is well positioned to take advantage of opportunities in the market.

Parke Bancorp’s Board, Management and Staff will be working hard in what looks to be another exciting year in 2018. We are currently working on the potential of opening two new Loan Production Offices, which could help the strong

1

loan growth that we enjoyed in 2017. We are also working on new products including offering credit cards and upgrading our debit card process, in addition to new loan products. Thanks to you, our shareholders, we have the capital to expand our market share, increase lending and grow the profitability of our Company.

/s/ C.R. Pennoni	/s/ Vito S. Pantilione
C.R. “Chuck” Pennoni	Vito S. Pantilione
Chairman	President and Chief Executive Officer

	Selected Financial Data At or for the Year Ended December, 31
	2017	2016	2015	2014	2013
Balance Sheet Data: (in thousands)
Assets	$1,137,452	$1,016,185	$885,124	$821,706	$794,943
Loans, Net	$995,184	$836,373	$742,365	$695,018	$635,981
Securities Available for Sale	$37,991	$44,854	$42,567	$28,208	$35,695
Securities Held to Maturity	$2,268	$2,224	$2,181	$2,141	$2,103
Cash and Cash Equivalents	$42,113	$70,720	$27,429	$36,238	$45,661
OREO	$7,248	$10,528	$16,629	$20,931	$28,910
Deposits	$866,383	$788,694	$665,210	$647,933	$626,768
Borrowings	$128,053	$93,053	$98,053	$62,755	$68,683
Shareholders' Equity	$134,780	$127,134	$112,040	$102,905	$93,716
Operational Data: (in thousands)
Interest Income	$48,655	$42,202	$39,410	$38,132	$36,784
Interest Expense	8,280	6,764	5,812	5,579	5,795
Net Interest Income	40,375	35,438	33,598	32,553	30,989
Provision for Loan Losses	2,500	1,462	3,040	3,250	2,700
Net Interest Income after Provision for Loan Losses	37,875	33,976	30,558	29,303	28,289
Noninterest Income	1,645	10,290	5,080	7,631	3,426
Noninterest Expense	15,293	16,628	16,852	18,911	18,852
Income Before Income Tax Expense	24,227	27,638	18,786	18,023	12,863
Income Tax Expense	12,389	8,695	6,843	5,711	5,024
Net Income Attributable to Company and Noncontrolling Interest	11,838	18,943	11,943	12,312	7,839
Net Income Attributable to Noncontrolling Interest	32	(433)	(1,246)	(1,839)	(268)
Discount on Retirement of Preferred Shares	—	—	—	—	1,948
Preferred Stock Dividend and Discount Accretion	1,119	1,200	1,200	1,200	1,058
Net Income Available to Common Shareholders	$10,751	$17,310	$9,497	$9,273	$8,461
Per Share Data: [1]
Basic Earnings per Common Share	$1.40	$2.31	$1.56	$1.41	$1.29
Diluted Earnings per Common Share	$1.24	$1.92	$1.34	$1.06	$1.29
Book Value per Common Share	$14.96	$14.39	$12.52	$11.72	$10.47
Performance Ratios:
Return on Average Assets	1.13%	1.97%	1.25%	1.30%	1.01%
Return on Average Common Equity	9.40%	17.04%	10.82%	11.77%	12.04%
Net Interest Margin	4.01%	3.96%	4.14%	4.33%	4.36%
Efficiency Ratio	36.39%	45.64%	43.57%	47.06%	54.78%
Capital Ratios:
Equity to Assets	11.85%	12.51%	12.68%	12.53%	11.64%
Dividend Payout	34.29%	13.44%	16.90%	—%	—%
Tier 1 Risk-based Capital[2]	15.56%	16.67%	15.87%	15.97%	15.65%
Total Risk-based Capital[2]	16.81%	17.93%	17.13%	17.22%	16.92%
Asset Quality Ratios:
Nonperforming Loans/Total Loans	0.45%	1.30%	1.79%	3.77%	5.49%
Allowance for Loan Losses/Total Loans	1.63%	1.83%	2.13%	2.53%	2.84%
Allowance for Loan Losses/Non-performing Loans	364.68%	137.90%	119.01%	67.09%	51.62%
[1] Per share computations give retroactive effect to stock dividends declared in each of 2013, 2016 and 2017
[2] Capital ratios for Parke Bank

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

Results of Operation

The Company recorded net income available to common shareholders of $10.8 million, or $1.24 per diluted common share, $17.3 million, or $1.92 per diluted common share and $9.5 million, or $1.12 per diluted common share, for 2017, 2016 and 2015, respectively. Pre-tax earnings amounted to $24.2 million for 2017, $27.6 million for 2016 and $18.8 million for 2015.

As a result of the enactment of the Tax Cuts and Jobs Act on December 22, 2017, the Company was required to re-value its net deferred tax asset (“DTA”). The DTA was written down by $3.2 million, due to the reduced tax rate, through a non-recurring charge to provision for income taxes. The Company expects to benefit prospectively from the reduced corporate tax rate and should recover this charge in less than one year.

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

Total assets of $1.1 billion at December 31, 2017, represented an increase of $121.3 million, or 11.9%, from December 31, 2016. Total gross loans amounted to $1.0 billion at year end 2017 for an increase of $159.8 million, or 18.8% from December 31, 2016. Deposits increased by $77.7 million, an increase of 9.9%. Total shareholders’ equity at December 31, 2017 amounted to $134.8 million an increase of $7.7 million, or 6.0%, during the past year.

The principal objective of this financial review is to provide a discussion and an overview of our consolidated financial condition and results of operations. This discussion should be read in conjunction with the accompanying financial statements and related notes thereto.

Comparative Average Balances, Yields and Rates. The following table sets forth average balance sheets, average yields and costs, and certain other information for the periods indicated. Interest rate spread is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Net interest margin is net interest income divided by average earning assets. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances and have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	For the Years Ended December 31,
	2017			2016			2015
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(Amounts in thousands except Yield/ Cost data)
Assets
Loans	$923,271	$46,847	5.07%	$800,677	$40,740	5.09%	$731,032	$38,035	5.20%
Investment securities	49,329	1,429	2.90%	46,782	1,245	2.66%	47,323	1,296	2.74%
Federal funds sold and cash equivalents	35,274	379	1.07%	46,791	217	0.46%	33,184	79	0.24%
Total interest-earning assets	1,007,874	$48,655	4.83%	894,250	$42,202	4.72%	811,539	$39,410	4.86%
Non-interest earning assets	62,622			61,735			59,545
Allowance for loan losses	(16,052)			(15,534)			(17,243)
Total assets	$1,054,444			$940,451			$853,841
Liabilities and Equity
Interest bearing deposits
NOWs	$42,582	$209	0.49%	$32,499	$163	0.50%	$31,318	$154	0.49%
Money markets	138,084	1,071	0.78%	123,017	625	0.51%	112,180	559	0.50%
Savings	180,908	960	0.53%	175,163	931	0.53%	188,392	1,006	0.53%
Time deposits	288,617	3,373	1.17%	284,018	3,319	1.17%	251,816	2,836	1.13%
Brokered certificates of deposit	74,357	865	1.16%	45,961	380	0.83%	30,337	189	0.62%
Total interest-bearing deposits	724,548	6,478	0.89%	660,658	5,418	0.82%	614,043	4,744	0.77%
Borrowings	105,108	1,802	1.71%	90,048	1,346	1.49%	80,729	1,068	1.32%
Total interest-bearing liabilities	829,656	$8,280	1.00%	750,706	$6,764	0.90%	694,772	$5,812	0.84%
Non-interest bearing deposits	84,758			62,483			45,656
Other liabilities	6,358			5,656			5,319
Total liabilities	920,772			818,845			745,747
Equity	133,672			121,606			108,094
Total liabilities and equity	$1,054,444			$940,451			$853,841
Net interest income		$40,375			$35,438			$33,598
Interest rate spread			3.83%			3.82%			4.02%
Net interest margin			4.01%			3.96%			4.14%

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

	Years ended December 31,
	2017 vs 2016			2016 vs 2015
	Variance due to change in			Variance due to change in
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
	(Amounts in thousands)
Interest Income:
Loans (net of deferred costs/fees)	$6,221	$(114)	$6,107	$3,559	$(854)	$2,705
Investment securities	70	114	184	(15)	(36)	(51)
Federal funds sold	(42)	204	162	41	97	138
Total interest income	6,249	204	6,453	3,585	(793)	2,792
Interest Expense:
Deposits	500	560	1,060	348	326	674
Borrowed funds	243	213	456	130	148	278
Total interest expense	743	773	1,516	478	474	952
Net interest income	$5,506	$(569)	$4,937	$3,107	$(1,267)	$1,840

Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprised only of normal recurring accruals) necessary for fair presentation.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Amounts in thousands, except per share amounts)
2017
Interest income	$12,953	$12,838	$11,769	$11,095
Interest expense	2,325	2,147	1,967	1,841
Net interest income	10,628	10,691	9,802	9,254
Provision for loan losses	500	500	1,000	500
Income before income tax expense	6,340	6,593	5,833	5,461
Income tax expense	5,799	2,435	2,151	2,004
Net income	551	4,161	3,699	3,459
Preferred stock dividends	226	297	297	299
Net income available to common shareholders	325	3,864	3,402	3,160
Net income per common share:
Basic	$0.04	$0.50	$0.42	$0.44
Diluted	$0.06	$0.42	$0.37	$0.39

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Amounts in thousands, except per share amounts)
2016
Interest income	$11,017	$10,371	$10,471	$10,343
Interest expense	1,762	1,697	1,714	1,591
Net interest income	9,255	8,674	8,757	8,752
Provision for loan losses	700	700	(638)	700
Income before income tax expense	5,302	3,927	13,874	4,535
Income tax expense	1,944	51	5,154	1,546
Net income	3,377	3,876	8,648	2,609
Preferred stock dividends	300	300	300	300
Net income available to common shareholders	3,077	3,576	8,348	2,309
Net income per common share:
Basic	$0.45	$0.52	$1.20	$0.36
Diluted	$0.38	$0.43	$0.95	$0.31

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Amounts in thousands, except per share amounts)
2015
Interest income	$10,159	$9,918	$9,933	$9,400
Interest expense	1,493	1,501	1,474	1,344
Net interest income	8,666	8,417	8,459	8,056
Provision for loan losses	—	1,450	750	840
Income before income tax expense	5,698	4,658	4,303	4,127
Income tax expense	2,204	1,730	1,388	1,521
Net income	3,246	2,430	2,522	2,499
Preferred stock dividends	300	300	300	300
Net income available to common shareholders	2,946	2,130	2,222	2,199
Net income per common share:
Basic	$0.48	$0.35	$0.37	$0.37
Diluted	$0.40	$0.30	$0.32	$0.31

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

Operating Results for the Years Ended December 31, 2017 and 2016

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

Net interest income increased $4.9 million, or 13.9%, to $40.4 million for 2017, from $35.4 million for 2016. We experienced an increase in our interest rate spread of one basis point, to 3.83% for 2017, from 3.82% for 2016. Our net interest margin increased five basis points, to 4.01% for 2017, from 3.96% for 2016. The increase in net interest income is attributable to an increase in the average balance of loans partially offset by increases in the average balance of interest bearing liabilities as well as an increase in the average rate paid on such liabilities.

Interest income increased $6.5 million, or 15.3%, to $48.7 million for 2017, from $42.2 million for 2016. The increase is primarily attributable to higher loan volumes, partially offset by a slight decrease of yields on loans. Average loans for the year were $923.3 million, compared to $800.7 million for 2016, while average loan yields were 5.07% for 2017, compared to 5.09% for 2016.

Interest expense increased $1.5 million, or 22.4%, to $8.3 million for 2017, from $6.8 million for 2016. The increase is primarily attributable to higher deposit and borrowing volumes and an increase in the cost of funds. Average interest bearing deposits for 2017 were $724.5 million, compared to $660.7 million for 2016, while average deposit rates were 0.89% for 2017, compared to 0.82% for 2016. Average borrowings outstanding increased $15.1 million to $105.1 million in 2017, compared to $90.0 million in 2016. The average rate paid on these borrowings increased to 1.71%, from 1.49% in 2016.

Non-interest Income. Non-interest income is principally derived from service fees on deposit accounts, fee income from loan services, and BOLI income. Non-interest income totaled $1.6 million in 2017, versus $10.3 million in 2016. Included in 2016 was a $7.6 million gain on the sale of SBA related assets.

The Company recognized $477,000 in gains from the sale of the guaranteed portion of SBA loans in 2017, compared to a gain of $1.8 million in 2016. The decrease is attributable to the sale of certain of the Company’s SBA related assets in April of 2016.

Loan fees were $654,000 in 2017, a decrease from $777,000 in 2016. Loan fees consist primarily of prepayment fees. These loan fees are variable in nature and are dependent upon the borrowers’ course of action.

The loss on the sale and write down of OREO for 2017 was $1.4 million, compared to a loss of $1.8 million in 2016.

BOLI income was $652,000 in 2017, a decrease from $722,000 in 2016. The decrease is attributable to lower rates in 2017.

Other non-interest income, which includes ATM fees, debit card fees, early CD withdrawal penalties, rental income and other miscellaneous income, amounted to $911,000 in 2017 and $876,000 in 2016.

Non-interest Expense. Non-interest expense for 2017 was $15.3 million, a decrease of $1.3 million from 2016.

Compensation and benefits expense for 2017 was $7.4 million, an increase of $40,000 over 2016. The increase was attributable to a combination of routine salary increases and increased staffing.

Occupancy and equipment and data processing expenses increased by $232,000 from 2016. The increase was primarily due to the opening of two new retail branches in the fourth quarter of 2016.

OREO expenses decreased to $625,000 in 2017, from $1.0 million in 2016. The expenses are related to the carrying costs of OREO, including property taxes, insurance, and maintenance. The decrease is attributable to the reduction in the balance of OREO.

Other operating expense decreased to $3.3 million in 2017, from $4.1 million in 2016. Other operating expense is primarily related to nonperforming loans, including force-placed insurance and payment of real estate taxes to protect the Bank’s lien position. The reduction was primarily related to a decrease in nonperforming loans.

Income Taxes. Income tax expense amounted to $12.4 million for 2017, compared to $8.7 million for 2016, resulting in effective tax rates of 51.1% and 31.5% for the respective years. The increase in the effective rate in 2017 was a result of the enactment of the Tax Cuts and Jobs Act on December 22, 2017. Parke Bancorp was required to re-value its net deferred tax asset (“DTA”). The DTA was written down by $3.2 million, due to the reduced tax rate, a non-recurring charge to provision for income taxes.

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

Non-interest Income. Non-interest income is principally derived from gains on the sale of SBA loans, service fees on deposit accounts, fee income from loan services and BOLI income. Non-interest income totaled $10.3 million in 2016 versus $5.1 million in 2015. Included in non-interest income is the $7.6 million gain on sale of SBA related assets discussed previously.

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

BOLI income was $722,000 in 2016, an increase from $357,000 in 2015. The increase is attributable to an additional BOLI purchase in December of 2015.

Other non-interest income, which includes ATM fees, debit card fees, early CD withdrawal penalties, rental income and other miscellaneous income, amounted to $876,000 in 2016 and $918,000 in 2015.

Non-interest Expense. Non-interest expense for 2016 was $16.6 million, a decrease of $224,000 from 2015.

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

Financial Condition at December 31, 2017 and December 31, 2016

At December 31, 2017, the Company’s total assets increased to $1.1 billion, from $1.0 billion at December 31, 2016, an increase of $121.3 million, or 11.9%.

Cash and cash equivalents decreased $28.6 million to $42.1 million at December 31, 2017, from $70.7 million at December 31, 2016. The decrease was primarily attributable to growth of the loan portfolio.

The Company's total investment securities portfolio decreased to $40.3 million at December 31, 2017, from $47.1 million at December 31, 2016, a decrease of $6.8 million, or 14.5%. The decrease was attributable to normal principal payments and the sale of an impaired collateralized debt obligation security (TRUP) with a carrying value of $705,000.

Total gross loans increased to $1.0 billion at December 31, 2017, from $852.0 million at December 31, 2016, an increase of $159.8 million, or 18.8%.

OREO at December 31, 2017 was $7.2 million, compared to $10.5 million at December 31, 2016, a decrease of $3.3 million. OREO consisted of 11 properties, the largest being a condominium development in Absecon. The decrease was primarily due to the sale of OREO property carried at $2.3 million, and write-downs of other properties totaling $1.6 million.

At December 31, 2017, the Bank’s total deposits increased to $866.4 million, from $788.7 million at December 31, 2016, an increase of $77.7 million, or 9.9%. Non-interest bearing deposits increased $31.8 million, or 34.4%, to $124.4 million at December 31, 2017, from $92.5 million at December 31, 2016. Interest-bearing deposits increased to $742.0 million, from $696.2 million, an increase of $45.8 million, or 6.6%. The increase in deposits is attributable to the opening of two new retail branches in the last quarter of 2016 and a successful new deposit account promotion.

Borrowings increased to $128.1 million at December 31, 2017, from $93.1 million at December 31, 2016, an increase of $35.0 million, or 37.6%, utilized to fund loan growth.

Total shareholders’ equity increased to $134.8 million at December 31, 2017, from $127.1 million at December 31, 2016, an increase of $7.7 million, or 6.0%, primarily due to the retention of earnings.

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

Delinquent loans decreased $7.6 million to $5.0 million, or 0.49% of total loans, at December 31, 2017, from $12.6 million, or 1.5% of total loans, at December 31, 2016. Delinquent loan balances by number of days delinquent at December 31, 2017 were: 31 to 89 days --- $444,000 and 90 days and greater --- $4.5 million. Loans 90 days and more past due are no longer accruing interest. December 31, 2016, delinquent loan balances by number of days were: 31 to 89 days --- $1.3 million and 90 days and greater --- $11.3 million.

At December 31, 2017, the Company had $4.5 million in nonperforming loans, or 0.45% of total loans, a decrease from $11.3 million, or 1.3% of total loans, at December 31, 2016. The three largest relationships in nonperforming loans are a $1.4 million land development loan, a $565,000 commercial real estate loan and a $497,000 residential loan.

At December 31, 2017, the Company had $11.8 million in nonperforming assets, which includes $4.5 million of nonperforming loans and $7.3 million of OREO, or 1.04% of total assets, a decrease from $21.8 million, or 2.2% of total assets at December 31, 2016.

At December 31, 2017, the Company had $25.5 million in loans deemed impaired, a decrease from $36.4 million at December 31, 2016. Included in impaired loans are TDRs that were in compliance with their modified terms and therefore are accruing, totaling $20.9 million and $25.1 million at December 31, 2017 and December 31, 2016, respectively.

The provision for loan losses is a charge to earnings in the current year to maintain the allowance at a level management has determined to be adequate based upon the factors noted above. The provision for loan losses amounted to $2.5 million for 2017, compared to $1.5 million for 2016 and $3.0 million for 2015. The provision in 2016 was impacted by the sale of the Bank's SBA loan portfolio, which had a one-time effect of relieving the allowance for loan losses by $1.7 million. Net loan charge-offs/recoveries were $1.5 million in 2017, and $2.0 million in 2016.

At December 31, 2017, the Company’s allowance for loan losses increased to $16.5 million, from $15.6 million at December 31, 2016, a increase of $953,000 or 6.1%. The ratio of the allowance for loan loss to total loans decreased to 1.6% of loans at December 31, 2017, from 1.8% of loans at December 31, 2016, due to improving credit conditions. The allowance for loan losses to nonperforming loans coverage ratio increased to 364.7% at December 31, 2017, from 137.9% at December 31, 2016.

We believe we have appropriately established adequate loss reserves on problem loans that we have identified and to cover credit risks that are inherent in the portfolio as of December 31, 2017. We continue to aggressively manage all loan relationships. Credit monitoring and tracking systems are established. Updated appraisals are being obtained, where appropriate, to ensure that collateral values are sufficient to cover outstanding loan balances. Where necessary, we will apply our loan work-out experience to protect our collateral position and actively negotiate with borrowers to resolve these nonperforming loans.

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

Rate Sensitivity Analysis. The interest rate sensitivity position as of December 31, 2017, is presented in the following table. Assets and liabilities are scheduled based on maturity or re-pricing data except for mortgage loans and mortgage-backed securities, which are based on prevailing prepayment assumptions and expected maturities and deposits which are based on recent retention experience of core deposits. The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2017, our interest sensitive liabilities exceeded interest sensitive assets within a one-year period by $98.4 million, or 49.6%, of total assets.

	As of December 31, 2017
	3 Months or Less	Over 3 Months Through 12 Months	Over 1 Year Through 3 Years	Over 3 Years Through 5 Years	Over 5 Years Through 10 Years	Total
	(Amounts in thousands)
Interest-earning assets:
Loans	$163,260	$157,151	$307,901	$270,254	$110,616	$1,009,182
Investment securities	3,128	4,367	9,949	8,834	13,981	40,259
Federal funds sold and cash equivalents	37,635	—	—	—	—	37,635
Total interest-earning assets	$204,023	$161,518	$317,850	$279,088	$124,597	$1,087,076
Interest-bearing liabilities:
Regular savings deposits	$8,401	$25,203	$67,208	$57,937	$13,695	$172,444
NOW and money market deposits	12,041	36,125	96,334	54,043	3,124	201,667
Retail time deposits	42,579	157,958	69,501	14,306	—	284,344
Brokered time deposits	36,393	47,124	—	—	—	83,517
Borrowed funds	39,000	59,150	16,500	—	—	114,650
Total interest-bearing liabilities	$138,414	$325,560	$249,543	$126,286	$16,819	$856,622
Interest rate sensitive gap	$65,609	$(164,042)	$68,307	$152,802	$107,778	$230,454
Cumulative interest rate gap	$65,609	$(98,433)	$(30,126)	$122,676	$230,454	$—
Ratio of rate-sensitive assets to rate-sensitive liabilities	147.40%	49.61%	127.37%	221.00%	740.81%	126.90%

Liquidity describes our ability to meet the financial obligations that arise out of the ordinary course of business. Liquidity addresses the Company's ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund current and planned expenditures. Liquidity is derived from increased repayment and income from earning assets. Our loan to deposit ratio was 116.8% and 108.0% at December 31, 2017 and December 31, 2016, respectively. Funds received from new and existing depositors provided a large source of liquidity during 2017 and 2016. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support loan growth. The Bank also seeks to augment such deposits with longer term and higher yielding certificates of deposit.

Brokered deposits are a more volatile source of funding than core deposits and do not increase the deposit franchise of the Bank. In a rising rate environment, the Bank may be unwilling or unable to pay a competitive rate. To the extent that such deposits do not remain with the Bank, they may need to be replaced with borrowings which could increase the Bank’s cost of funds and negatively impact its interest rate spread, financial condition and results of operation. To mitigate the potential negative impact associated with brokered deposits, the Bank joined Promontory Inter Financial Network to secure an additional alternative funding source. Promontory provides the Bank an additional source of external funds through their weekly CDARS® settlement process. The rates are comparable to brokered deposits and can be obtained within a shorter period time than brokered deposits. The Bank’s CDARS deposits included within the brokered deposit total amounted to $83.5 million and $51.2 million at December 31, 2017 and December 31, 2016, respectively. To the extent that retail deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds market. Longer term funding requirements can be obtained through advances from the FHLBNY. As of December 31, 2017, the Bank maintained unused lines of credit with the FHLBNY totaling $64.5 million.

As of December 31, 2017, the Bank's investment securities portfolio included $37.2 million of mortgage-backed securities and collateralized debt securities that provide additional cash flow each month. The majority of the investment portfolio is classified as available for sale, is readily marketable, and is available to meet liquidity needs. The Bank's residential real estate portfolio includes loans, which are underwritten to secondary market criteria, and provide an additional source of liquidity. Presently the residential mortgage loan portfolio and certain qualifying commercial real estate loans are pledged under a blanket lien to the FHLBNY as collateral. Management is not aware of any known trends, demands, commitments or uncertainties that are reasonably likely to result in material changes in liquidity.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2017, and 2016, commitments to extend credit amounted to approximately $118.7 million and $78.3 million, respectively.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2017 and 2016, standby letters of credit with customers were $14.0 million and $13.1 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2017. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

The following table sets forth information regarding the Bank’s contractual obligations and commitments as of December 31, 2017.

	Payments Due by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)
Retail time deposits	$200,537	$69,501	$14,306	$—	$284,344
Brokered time deposits	83,517	—	—	—	83,517
Borrowed funds	98,150	16,500	—	—	114,650
Operating lease obligations	309	965	290	700	2,264
Total contractual obligations	$382,513	$86,966	$14,596	$700	$484,775

	Amount of Commitments Expiring by Period
	Less than 1 year	1-3 Years	3-5 years	More than 5 years	Total
		(Amounts in thousands)
Loan Commitments	$158,894	$—	$—	$—	$158,894
Lines of Credit	38,472	11,548	16,259	52,410	118,689
Total Commitments	$197,366	$11,548	$16,259	$52,410	$277,583

Impact of Inflation and Changing Prices

The consolidated financial statements and notes have been prepared in accordance with accounting principles generally accepted within the United States ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike most industrial companies, nearly all of our assets are monetary in nature. As a result, market interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

MARKET PRICES AND DIVIDENDS

General

The Company's common stock is listed on the Nasdaq Capital Market under the trading symbol of "PKBK". The following table reflects high and low daily closing prices of the common stock during the periods indicated in 2017 and 2016, and cash dividends paid during each quarter. Prices reflect a 10% stock dividend paid in May 2017 and May 2016.

2017	Cash Dividends Paid	High	Low
1st Quarter	$0.10	$19.51	$17.05
2nd Quarter	$0.10	$22.51	$19.11
3rd Quarter	$0.12	$22.68	$18.00
4th Quarter	$0.12	$22.73	$19.70
2016
1st Quarter	$0.06	$11.64	$9.81
2nd Quarter	$0.07	$12.36	$11.28
3rd Quarter	$0.08	$14.02	$11.08
4th Quarter	$0.08	$17.93	$13.26

The number of shareholders of record of common stock as of March 8, 2018, was approximately 291. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 15, 2018, there were 8,021,982 shares of our common stock outstanding.

The Company paid quarterly cash dividends in 2017 and 2016 totaling $3.2 million and $2.0 million, respectively. The timing and amount of future dividends will be within the discretion of the Board of Directors and will depend on the consolidated earnings, financial condition, liquidity, and capital requirements of the Company and its subsidiaries, applicable governmental regulations and policies, and other factors deemed relevant by the Board.

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

Stock Performance Graph

The following graph shows a comparison of total stockholder return on the Company's, common stock, based on the market price of the Company's common stock with the cumulative total return of companies in the Nasdaq Composite Index, the Nasdaq Bank Index and S&P 500 Bank Index for the period December 31, 2012 through December 31, 2017. The graph may not be indicative of possible future performance of the Company's common stock. Cumulative return assumes the reinvestment of dividends and is expressed in dollars based on an initial investment of $100.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Parke Bancorp, Inc., the NASDAQ Composite Index, the NASDAQ Bank Index,
and S&P 500 Bank Index
*$100 invested on 12/31/12 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	12/12	12/13	12/14	12/15	12/16	12/17
Parke Bancorp, Inc.	100.00	197.21	257.89	284.11	516.35	591.29
NASDAQ Composite	100.00	141.63	162.09	173.33	187.19	242.29
NASDAQ Bank	100.00	140.76	146.90	157.63	216.24	227.94
S&P 500 Bank Index	100.00	135.27	153.57	155.02	191.66	234.48

Parke Bancorp, Inc. and Subsidiaries

Consolidated Financial Report
December 31, 2017

Parke Bancorp, Inc. and Subsidiaries

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

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on our evaluation under the framework in Internal Control - Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

RSM US LLP, an independent registered public accounting firm that audited the 2017 consolidated financial statements of the Company included in this Annual Report on 10-K, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2017. Their report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 is included in this Item under the heading “Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.”

March 15, 2018

Vito S. Pantilione	John F. Hawkins
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Parke Bancorp, Inc. and Subsidiaries

Opinion on the Internal Control Over Financial Reporting
We have audited Parke Bancorp, Inc. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintain, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2017 and 2016, and the consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements of the Company and our report dated March 15, 2018 expressed an unqualified opinion.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Blue Bell, Pennsylvania
March 15, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Parke Bancorp, Inc. and Subsidiaries

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Parke Bancorp, Inc. and its subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements and schedules (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 15, 2018 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2000.

Blue Bell, Pennsylvania
March 15, 2018

Parke Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2017 and 2016
(Amounts in thousands except share and per share data)

	December 31,	December 31,
	2017	2016
Assets
Cash and due from financial institutions	$14,452	$4,399
Federal funds sold and cash equivalents	27,661	66,321
Cash and cash equivalents	42,113	70,720
Investment securities available for sale, at fair value	37,991	44,854
Investment securities held to maturity (fair value of $2,468 at December 31, 2017 and $2,411 December 31, 2016)	2,268	2,224
Total investment securities	40,259	47,078
Loans held for sale	1,541	—
Loans, net of unearned income	1,011,717	851,953
Less: Allowance for loan losses	(16,533)	(15,580)
Net loans	995,184	836,373
Accrued interest receivable	4,025	3,117
Premises and equipment, net	7,025	5,197
Other real estate owned (OREO)	7,248	10,528
Restricted stock, at cost	6,172	4,658
Bank owned life insurance (BOLI)	25,196	24,544
Deferred tax asset	6,420	10,746
Other assets	2,269	3,224
Total Assets	$1,137,452	$1,016,185
Liabilities and Equity
Liabilities
Deposits
Noninterest-bearing deposits	$124,356	$92,535
Interest-bearing deposits	742,027	696,159
Total deposits	866,383	788,694
FHLBNY borrowings	114,650	79,650
Subordinated debentures	13,403	13,403
Accrued interest payable	719	655
Other liabilities	7,517	6,693
Total liabilities	1,002,672	889,095
Equity
Preferred stock, 1,000,000 shares authorized, $1,000 liquidation value Series B non-cumulative convertible; outstanding: 15,971 shares at December 31, 2017 and 20,000 shares December 31, 2016	15,971	20,000
Common stock, $.10 par value; authorized 15,000,000 shares; Issued: 8,301,497 shares at December 31, 2017 and 7,147,952 shares at December 31, 2016	830	715
Additional paid-in capital	81,940	62,300
Retained earnings	39,184	47,483
Accumulated other comprehensive loss	(130)	(349)
Treasury stock, 284,522 shares at December 31, 2017 and at December 31, 2016, at cost	(3,015)	(3,015)
Total shareholders’ equity	134,780	127,134
Noncontrolling interest in consolidated subsidiaries	—	(44)
Total equity	134,780	127,090
Total liabilities and equity	$1,137,452	$1,016,185
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2017, 2016, and 2015
(Amounts in thousands except share and per share data)

	2017	2016	2015
Interest income:
Interest and fees on loans	$46,847	$40,740	$38,035
Interest and dividends on investments	1,429	1,245	1,296
Interest on federal funds sold and cash equivalents	379	217	79
Total interest income	48,655	42,202	39,410
Interest expense:
Interest on deposits	6,478	5,418	4,744
Interest on borrowings	1,802	1,346	1,068
Total interest expense	8,280	6,764	5,812
Net interest income	40,375	35,438	33,598
Provision for loan losses	2,500	1,462	3,040
Net interest income after provision for loan losses	37,875	33,976	30,558
Non-interest income
Gain on sale of SBA loans	477	1,819	4,147
Gain on sale of SBA related assets	—	7,611	—
Other Loan fees	654	777	1,387
Net income from BOLI	652	722	357
Service fees on deposit accounts	416	315	290
Loss on sale and write-down of real estate owned	(1,421)	(1,830)	(2,019)
Realized loss on sale of AFS securities	(44)	—	—
Other	911	876	918
Total non-interest income	1,645	10,290	5,080
Non-interest expense
Compensation and benefits	7,362	7,322	7,717
Professional services	1,573	1,639	1,657
Occupancy and equipment	1,443	1,314	1,273
Data processing	736	633	510
FDIC insurance	296	584	682
OREO expense	625	1,040	1,642
Other operating expense	3,258	4,096	3,371
Total non-interest expense	15,293	16,628	16,852
Income before income tax expense	24,227	27,638	18,786
Income tax expense	12,389	8,695	6,843
Net income attributable to Company and noncontrolling interest	11,838	18,943	11,943
Net income attributable to noncontrolling interest	32	(433)	(1,246)
Net income attributable to Company	11,870	18,510	10,697
Preferred stock dividend	(1,119)	(1,200)	(1,200)
Net income available to common shareholders	$10,751	$17,310	$9,497
Earnings per common share
Basic	$1.40	$2.31	$1.30
Diluted	$1.24	$1.92	$1.12
Weighted average shares outstanding
Basic	7,657,756	7,507,709	7,309,874
Diluted	9,559,635	9,622,272	9,568,305
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2017, 2016, and 2015

	For the Year ended December 31,
	2017	2016	2015
	(Amounts in thousands)
Net income available to common shareholders	$10,751	$17,310	$9,497
Unrealized gains on securities:
Non-credit related unrealized gains on securities with OTTI	309	35	113
Unrealized gains (losses) on securities without OTTI	66	(344)	(661)
Tax Impact	(156)	124	218
Total other comprehensive income	219	(185)	(330)
Total comprehensive income	$10,970	$17,125	$9,167
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Equity
Years Ended December 31, 2017, 2016, and 2015
(Amounts in thousands except share data)
	Preferred Stock	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance, December 31, 2014	$20,000	6,208,259	$621	$51,316	$32,983	$165	$(2,180)	$102,905	145	$103,050
Capital activity by minority (non-controlling) interest									(1,224)	(1,224)
Stock options exercised		293,351	29	2,668				2,697		2,697
Net income					10,697			10,697	1,246	11,943
Changes in other comprehensive income						(330)		(330)		(330)
Purchase of treasury stock							(831)	(831)		(831)
Dividend on preferred stock Series B					(1,200)			(1,200)		(1,200)
Dividend on common stock ($.10/ share)					(1,898)			(1,898)		(1,898)
Balance, December 31, 2015	$20,000	6,501,610	$650	$53,984	$40,582	$(165)	$(3,011)	$112,040	$167	$112,207
Capital activity by minority (non-controlling) interest									(644)	(644)
Stock options exercised		20,371	2	188				190		190
Net income					18,510			18,510	433	18,943
Changes in other comprehensive loss						(184)		(184)		(184)
Purchase of treasury stock							(4)	(4)		(4)
Stock compensation				66				66		66
Stock dividend 10%		625,971	63	8,062	(8,125)			—		—
Dividend on preferred stock					(1,200)			(1,200)		(1,200)
Dividend on common stock ($.26/ share)					(2,284)			(2,284)		(2,284)
Balance, December 31, 2016	$20,000	7,147,952	$715	$62,300	$47,483	$(349)	$(3,015)	$127,134	$(44)	$127,090
Capital activity by minority (non-controlling) interest									76	76
Stock options exercised		8,470		3,752				3,752		3,752
Conversion of preferred stock to common stock	(4,029)	456,229	46	317				(3,666)		(3,666)
Net income					11,870			11,870	(32)	11,838
Changes in other comprehensive loss						219		219		219
Stock compensation				72				72		72
Stock dividend 10%		688,846	69	15,499	(15,568)			—		—
Dividend on preferred stock					(1,119)			(1,119)		(1,119)
Dividend on common stock ($.46/ share)					(3,482)			(3,482)		(3,482)
Balance, December 31, 2017	$15,971	8,301,497	$830	$81,940	$39,184	$(130)	$(3,015)	$134,780	$—	$134,780
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2017, 2016, and 2015
(Amounts in thousands)

	2017	2016	2015
Cash Flows from Operating Activities
Net income	$11,838	$18,943	$11,943
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	320	269	251
Provision for loan losses	2,500	1,462	3,040
Bank owned life insurance income	(652)	(722)	(357)
Bank owned life insurance additional purchase	—	—	(12,000)
Gain on sale of SBA loans	(477)	(1,819)	(4,147)
SBA loans originated for sale	(5,807)	(15,080)	(38,244)
Proceeds from sale of SBA loans originated for sale	4,743	16,901	42,684
Loss on sale & write down of OREO, net	1,422	1,830	2,019
Gain on sale of SBA related assets	—	(7,611)	—
Net accretion of purchase premiums and discounts on securities	65	(44)	(623)
Deferred income tax expense (benefit)	4,143	305	(190)
Changes in operating assets and liabilities:
(Increase) decrease in accrued interest receivable and other assets	(59)	594	(1,008)
Increase (decrease) in accrued interest payable and other accrued liabilities	888	(2,306)	1,686
Net cash provided by operating activities	18,924	12,722	5,054
Cash Flows from Investing Activities
Purchases of investment securities available for sale	—	(10,000)	(20,476)
Proceeds from sale and call of securities available for sale	705	—	—
Purchases (redemptions) of restricted stock	(1,514)	131	(1,637)
Proceeds from sale of SBA related assets	—	50,348	—
Proceeds from loans held for sale	—	2,638	—
Proceeds from maturities and principal payments on mortgage backed securities	6,424	7,406	6,150
Proceeds from sale of OREO	2,281	5,222	7,576
Advances on OREO	(144)	(194)	(139)
Donation of OREO property	—	31	—
Net increase in loans	(161,590)	(138,996)	(55,541)
Purchases of bank premises and equipment	(2,148)	(875)	(352)
Net cash used in investing activities	(155,986)	(84,289)	(64,419)
Cash Flows from Financing Activities
Cash payment of dividends	(4,385)	(3,234)	(2,661)
Minority interest capital withdrawal, net	(53)	(644)	(1,224)
Proceeds from exercise of stock options	132	190	2,697
Purchase of treasury stock	—	(4)	(831)
Stock compensation	72	66	—
Net increase (decrease) in FHLBNY borrowings	35,000	(5,000)	35,298
Net increase in noninterest-bearing deposits	31,821	39,762	10,219
Net increase in interest-bearing deposits	45,868	83,722	7,058
Net cash provided by financing activities	108,455	114,858	50,556
(Decrease) Increase in cash and cash equivalents	(28,607)	43,291	(8,809)
Cash and Cash Equivalents, January 1,	70,720	27,429	36,238
Cash and Cash Equivalents, December 31,	$42,113	$70,720	$27,429
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$8,330	$6,603	$5,763
Income taxes	$7,404	$9,984	$6,494
Supplemental Schedule of Noncash Activities:
Real estate acquired in settlement of loans	$279	$788	$5,154
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

The Bank is a commercial bank, which was incorporated on August 25, 1998, and commenced operations on January 28, 1999. The Bank is chartered by the New Jersey Department of Banking and Insurance and its deposits are insured by the Federal Deposit Insurance Corporation. The Bank maintains its principal office at 601 Delsea Drive, Sewell, New Jersey, and seven additional branch office locations; 501 Tilton Road, Northfield, New Jersey, 567 Egg Harbor Road, Washington Township, New Jersey, 67 East Jimmie Leeds Road, Galloway Township, New Jersey, 1150 Haddon Avenue, Collingswood, New Jersey, 1610 Spruce Street, Philadelphia, Pennsylvania, and 1032 Arch Street, Philadelphia, Pennsylvania.

The accounting and financial reporting policies of the Company and Subsidiaries conform to accounting principles generally accepted in the United States of America (“GAAP”) and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Parke Bank. Also included are the accounts of 44 Business Capital Partners LLC, a joint venture formed in 2009 to originate and service Small Business Administration (“SBA”) loans. Parke Bank had a 51% ownership interest in the joint venture. The assets of the joint venture were sold on April 29, 2016. Parke Capital Trust I, Parke Capital Trust II and Parke Capital Trust III are wholly-owned subsidiaries but are not consolidated because they do not meet the requirements for consolidation under applicable accounting guidance. All significant inter-company balances and transactions have been eliminated.

Investment Securities: At December 31, 2017 and 2016, the Company held investment securities that would be held for indefinite periods of time, including securities that would be used as part of the Company’s asset/liability management strategy and possibly sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as “available for sale” and are carried at fair value, with any temporary unrealized gains or losses reported as other comprehensive income, net of the related income tax effect.

At December 31, 2017 and 2016, the Company also reported investments in securities that were carried at cost, adjusted for amortization of premium and accretion of discount. The Company has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as “held to maturity.”

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

Loans-Non-accrual: Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet contractual payment obligations as they become due, as well as when a loan is 90 days past due, unless the loan is well secured and in the process of collection, as required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due.

Troubled Debt Restructuring: Troubled debt restructuring (“TDRs”) are loans for which the Company, for legal or economic reasons related to a debtor’s financial difficulties, has granted a concession to the debtor that it otherwise would not have considered. Concessions that result in the categorization of a loan as a TDR include but are not limited to:

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

TDRs are reported as impaired loans. Interest income on TDR loans is recognized consistent with the Company’s non-accrual loan policy stated above.

Concentration of Credit Risk: The Company’s loans are generally to customers in Southern New Jersey and the Philadelphia area of Pennsylvania. Loans to general building contractors, general merchandise stores, restaurants, motels, warehouse space, and real estate ventures (including construction loans) constitute a majority of commercial loans. The concentrations of credit by type of loan are set forth in Note 4. Generally, loans are collateralized by assets of the borrower and are expected to be repaid from the borrower’s cash flow or proceeds from the sale of selected assets of the borrower.

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

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, including TDRs. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value for collateral-dependent loans, or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical charge-off experience and incurred losses given the Company’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not reflected in the historical loss or risk rating data.

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

Other Real Estate Owned (“OREO”): Real estate acquired through foreclosure or other proceedings is initially carried at fair value less estimated costs of disposal which establishes a new cost basis. Costs of improving OREO are capitalized to the extent that the carrying value does not exceed its fair value less estimated selling costs. Subsequent valuation adjustments, declines, if any, are recognized as a charge against current earnings. Holding costs are charged to expense. Gains and losses on sales are recognized in noninterest income as they occur.

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

The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2017, 2016 or 2015. The Company does not have an accrual for uncertain tax positions as of December 31, 2017 or 2016, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2014 and thereafter are subject to further examination by tax authorities, with the exception of the State of New Jersey for which tax returns for all years 2013 and thereafter are subject to further examination.

The U.S. Tax Cuts and Jobs Act (“Tax Act”) was enacted on December 22, 2017 and introduces significant changes to U.S. income tax law. Effective in 2018, the Tax Act reduces the U.S. statutory tax rate from 35% to 21%. Due to the timing of the enactment and the complexity involved in applying the provisions of the Tax Act, we have made reasonable estimates of the effects in our financial statements for the year ended December 31, 2017. As we collect and prepare necessary data, and interpret any additional guidance issued by the U.S. Treasury Department, the IRS or other standard-setting bodies, we may make adjustments. Those adjustments may materially impact the provision for income taxes and the effective tax rate in the period in which the adjustments are made. The accounting for the tax effects of the enactment of the Tax Act will be completed in 2018.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the allowance for loan losses, other than temporary impairment losses on investment securities, the valuation of deferred income taxes, and the carrying value of OREO.

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

Accumulated other comprehensive loss consisted of the following at December 31, 2017 and 2016:

	2017	2016
	(Amounts in thousands)
Securities:
Non-credit unrealized losses on available for sale securities with OTTI	$—	$(309)
Unrealized (losses) gains on available for sale securities without OTTI	(207)	(273)
Tax impact	77	233
	$(130)	$(349)

Earnings Per Common Share: Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options outstanding and convertible preferred stock. To the extent that stock equivalents are anti-dilutive, they have been excluded from the earnings per share calculation. Both basic and diluted earnings per share computations give retroactive effect to a stock dividend declared and paid in 2017 and 2016 (Note 13). Earnings per common share have been computed based on the following for 2017, 2016 and 2015:

	2017	2016	2015
	(dollars in thousands, except share data)
Basic earnings per common share
Net income available to common shareholders	$10,751	$17,310	$9,497
Average common shares outstanding	7,657,756	7,507,709	7,309,874
Basic earnings per common share	$1.40	$2.31	$1.30
Diluted earnings per common share
Net income available to common shareholders	$10,751	$17,310	$9,497
Dividend on Preferred Series B	1,119	1,200	1,200
Net income available to common shareholders pre dividend on Preferred Series B	$11,870	$18,510	$10,697
Average common shares outstanding	7,657,756	7,507,709	7,309,874
Dilutive potential common shares	1,901,879	2,114,563	2,258,431
Total diluted average common shares outstanding	9,559,635	9,622,272	9,568,305
Diluted earnings per common share	$1.24	$1.92	$1.12

For 2017, 2016 and 2015, there were no options outstanding that were not included in the computation of diluted EPS because the options’ common stock equivalents and preferred stock were anti-dilutive.

Statement of Cash Flows: Cash and cash equivalents include cash and due from financial institutions and federal funds sold. For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis.

Recently Issued Accounting Pronouncements:

In February 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendment in this update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the December 22, 2017, enactment of the reduced federal corporate income tax rate, which is effective in 2018. For public companies, the update is effective for annual periods beginning after December 15, 2018, with early adoption permitted. The amendment can be adopted at the beginning of the period or on a retrospective basis. The Company plans to adopt the amendment in the first quarter of 2018 using the beginning of the period option. The reclassified amount will be $27,000.

During August 2016, the FASB issued ASU 2016-15, which is new guidance related to the Statement of Cash Flows. The new guidance clarifies the classification within the statement of cash flows for certain transactions, including debt extinguishment costs, zero-coupon debt, contingent consideration related to business combinations, insurance proceeds, equity method distributions and beneficial interests in securitizations. The guidance also clarifies that cash flows with aspects of multiple classes of cash flows or that cannot be separated by source or use should be classified based on the activity that is likely to be the predominant source or use of cash flows for the item. This guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The adoption of this guidance is not expected to be material to the consolidated financial statements.

During June 2016, the FASB issued ASU 2016-13, Financial Instruments Credit Losses. ASU 2016-13 (Topic 326), replaces the incurred loss impairment methodology in current GAAP with an expected credit loss methodology and requires consideration of a broader range of information to determine credit loss estimates. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. Purchased credit impaired loans will receive an allowance account at the acquisition date that represents a component of the purchase price allocation. Credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses, with such allowance limited to the amount by which fair value is below amortized cost. This guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company is currently in the process of gathering historical loan data required for the credit loss methodology and is reviewing a model from a third-party vendor. While we expect this standard will have an impact on the Company’s financial statements, we are still in process of conducting our evaluation.

On January 5, 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU changes to the current GAAP model primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. ASU 2016-01 is effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We do not have a significant amount of equity securities classified as available-for-sale (“AFS”). Additionally, we do not have any financial liabilities accounted for under the fair value option. Therefore, the transition adjustment upon adoption of this guidance is not expected to be material.

On February 25, 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 includes a lessee accounting model that recognizes two types of leases - finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities for leases with lease terms of more than 12 months. Leases with terms of less than 12 months are exempt from the new standard. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as finance or operating lease. New disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases are also required. These disclosures include qualitative and quantitative requirements, providing information about the amounts recorded in the financial statements. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years; that is, for a calendar year-end public entity, the changes take effect beginning January 1, 2019. The Company is working on gathering all key lease data elements to meet the requirements of the new guidance. The resulting change from this ASU should not have a major impact on the Company's financial statements.

During March 2016, the FASB issued ASU 2016-09, Stock Compensation. ASU 2016-09 (Topic 718) eliminates the concept of additional paid-in capital pools for stock-based awards and requires that the related excess tax benefits and tax deficiencies be classified as an operating activity in the statement of cash flows. The new guidance also allows entities to make a one-time policy election to account for forfeitures when they occur, instead of accruing compensation cost based on the number of awards expected to vest. Additionally, the new guidance changes the requirement for an award to qualify for equity classification by permitting tax withholding up to the maximum statutory tax rate instead of the minimum statutory tax rate. Cash paid by an employer when directly withholding shares for tax withholding purposes should be classified as a financing activity in the statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. The adoption of this guidance has had no impact to the consolidated financial statements.

During May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 (Topic 606) supersedes the revenue recognition requirements in Accounting Standards Codification Topic 606, Revenue Recognition, and most industry-specific guidance throughout the Accounting Standards Codification. The guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. During August 2015, the FASB provided a one-year deferral of the effective date; therefore, the guidance is effective for interim and annual reporting periods beginning after December 15, 2017. The FASB has also issued clarification guidance as it relates to principal versus agent considerations for revenue recognition purposes and clarification guidance on other various considerations related to the new revenue recognition guidance. Additionally, during April 2016, the FASB issued further clarification guidance related to identifying performance obligations and licensing. The guidance has specifically excluded revenue derived from financial instruments, the source of the majority of the Company’s revenue, and management has determined the impact from the implementation of this guidance will not be material.

Note 2.  Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these balances did not have a significant impact on the operations of the Company as of December 31, 2017 or 2016, because reserve requirements were covered by vault cash.

Note 3.  Investment Securities

The following is a summary of the Company's investment in available for sale and held to maturity securities as of December 31, 2017 and 2016:

As of December 31, 2017	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
	(Amounts in thousands)
Available for sale:
Corporate debt obligations	$1,000	$33	$—	$—	$1,033
Residential mortgage-backed securities	37,105	194	436	—	36,863
Collateralized mortgage obligations	93	2	—	—	95
Collateralized debt obligations	—	—	—	—	—
Total available for sale	$38,198	$229	$436	$—	$37,991

Held to maturity:
States and political subdivisions	$2,268	$200	$—	$—	$2,468

As of December 31, 2016	Amortized cost	Gross unrealized gains	Gross unrealized losses	Other than temporary impairments in OCI	Fair value
	(Amounts in thousands)
Available for sale:
Corporate debt obligations	$1,000	$11	$—	$—	$1,011
Residential mortgage-backed securities	43,530	218	508	—	43,240
Collateralized mortgage obligations	160	6	—	—	166
Collateralized debt obligations	746	—	—	309	437
Total available for sale	$45,436	$235	$508	$309	$44,854

Held to maturity:
States and political subdivisions	$2,224	$187	$—	$—	$2,411

The amortized cost and fair value of debt securities classified as available for sale and held to maturity, by contractual maturity, as of December 31, 2017, are as follows:

	Amortized Cost	Fair Value
	(Amounts in thousands)
Available for sale:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	500	500
Due after ten years	500	533
Residential mortgage-backed securities and collateralized mortgage obligations	37,198	36,958
Total available for sale	$38,198	$37,991

Held to maturity:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	2,268	2,468
Due after ten years	—	—
Total held to maturity	$2,268	$2,468

Expected maturities will differ from contractual maturities for mortgage related securities because the issuers of certain debt securities do have the right to call or prepay their obligations without any penalties.

During the year ending December 31, 2017, the Company sold one security, a Trust Preferred security, for a loss of $44,000. During the years ending December 31, 2016 and December 31, 2015, the Company did not sell any investment securities.

Securities with a carrying value of $32.5 million and $23.1 million, respectively, were pledged to secure public deposits at December 31, 2017 and 2016.

The following tables show the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other than temporarily impaired (“OTTI”), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2017 there were 3 securities in a less than 12 months loss position and 8 in a greater than 12 months. At December 31, 2016 there were 7 securities in a less than 12 months loss position and 3 greater than 12 months.

As of December 31, 2017	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Residential mortgage-backed securities	$2,729	$16	$15,117	$420	$17,846	$436
Total available for sale	$2,729	$16	$15,117	$420	$17,846	$436

As of December 31, 2016	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Residential mortgage-backed securities	$17,519	$484	$1,077	$24	$18,596	$508
Total available for sale	$17,519	$484	$1,077	$24	$18,596	$508

Residential Mortgage-Backed Securities

The unrealized losses on the Company’s investment in mortgage-backed securities relates to eleven securities. The losses were caused by movement in interest rates. The securities were issued by FNMA, GNMA and FHLMC all government sponsored entities. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investment before recovery of its amortized cost basis, which may be maturity, it does not consider the investment in these securities to be OTTI at December 31, 2017.

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

Note 4.  Loans

The portfolio of loans outstanding consists of:

	December 31, 2017		December 31, 2016
	Amount	Percentage of Total Loans	Amount	Percentage of Total Loans
	(Amounts in thousands)
Commercial and Industrial	$38,972	4.0%	$26,774	3.1%
Real Estate Construction:
Residential	28,486	2.8	8,825	1.0
Commercial	67,139	6.6	58,469	6.9
Real Estate Mortgage:
Commercial – Owner Occupied	126,250	12.5	123,898	14.5
Commercial – Non-owner Occupied	270,472	26.7	268,123	31.5
Residential – 1 to 4 Family	416,317	41.1	309,340	36.3
Residential – Multifamily	47,832	4.7	39,804	4.7
Consumer	16,249	1.6	16,720	2.0
Total Loans	$1,011,717	100.0%	$851,953	100.0%

At December 31, 2017 and 2016, approximately $336.1 million and $193.9 million, respectively, of loans were pledged to the FHLBNY on borrowings (Note 9). This pledge consists of a blanket lien on residential mortgages and certain qualifying commercial real estate loans.

Loan Origination/Risk Management: In the normal course of business the Company is exposed to a variety of operational, reputational, legal, regulatory and credit risks that could adversely affect our financial performance. Most of our asset risk is primarily tied to credit (lending) risk. The Company has lending policies, guidelines and procedures in place that are designed to maximize loan income within an acceptable level of risk. The Board of Directors reviews and approves these policies, guidelines and procedures. When we originate a loan, we make certain subjective judgments about the borrower’s ability to meet the loan’s terms and conditions. We also make objective and subjective value assessments on the assets we finance. The borrower’s ability to repay can be adversely affected by economic changes. Likewise, changes in market conditions and other external factors can affect asset valuations. The Company actively monitors the quality of its loan portfolio. A reporting system supplements the credit review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit risk, loan delinquencies, troubled debt restructures, nonperforming and potential problem loans. Diversification in the loan portfolio is another means of managing risk associated with fluctuations in economic conditions.

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

Commercial real estate loans, including multi-family loans, are subject to underwriting standards and processes similar to commercial loans, in addition to those of real estate loans. Commercial real estate loans may be riskier than those for one-to-four family residences and are typically larger in dollar size. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. The repayment of these loans is generally largely dependent on the successful operation and management of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. The Company also monitors economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2017, approximately 26.7% of the outstanding principal balance of the Company’s commercial real estate loans were secured by non-owner occupied properties.

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

Loans to Related Parties: In the normal course of business, the Company has granted loans to officers, directors and their affiliates (related parties). All loans to related parties were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable loans with persons not related to the Bank; and did not involve more than the normal risk of collectability or present other unfavorable features. The other reductions were due to a former director's loans.

An analysis of the activity of such related party loans for 2017 and 2016 is as follows:

	2017	2016
	(Amounts in thousands)
Balance, beginning of year	$13,972	$20,072
Advances	1,669	418
Less: repayments	(2,861)	(856)
Less: reduction due to change in director	—	(5,662)
Balance, end of year	$12,780	$13,972

An age analysis of past due loans by class follows:

December 31, 2017	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)
Commercial and Industrial	$—	—	17	17	38,955	$38,972	—
Real Estate Construction:
Residential	—	—	—	—	28,486	28,486	—
Commercial	—	—	1,392	1,392	65,747	67,139	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	155	155	126,095	126,250	—
Commercial – Non-owner Occupied	—	—	597	597	269,875	270,472	—
Residential – 1 to 4 Family	—	352	2,292	2,644	413,673	416,317	—
Residential – Multifamily	—	—	—	—	47,832	47,832	—
Consumer	92	—	81	173	16,076	16,249	—
Total Loans	$92	352	4,534	4,978	1,006,739	$1,011,717	—

December 31, 2016	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Amounts in thousands)
Commercial and Industrial	$—	—	159	159	26,615	$26,774	—
Real Estate Construction:
Residential	—	—	—	—	8,825	8,825	—
Commercial	—	—	3,241	3,241	55,228	58,469	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	165	430	595	123,303	123,898	—
Commercial – Non-owner Occupied	—	—	3,958	3,958	264,165	268,123	—
Residential – 1 to 4 Family	715	361	3,095	4,171	305,169	309,340	—
Residential – Multifamily	—	—	308	308	39,496	39,804	—
Consumer	31	42	107	180	16,540	16,720	—
Total Loans	$746	568	11,298	12,612	839,341	$851,953	—

Impaired Loans: Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments.

All impaired loans that are secured by real estate are assessed for recoverability based on an independent third-party appraisal to determine the net realizable value (“NRV”) based on the fair value of the underlying collateral, less costs to sell and other costs, such as unpaid real estate taxes, that have been identified, or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent. Generally, the appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are generally updated every 12 months or sooner if we have identified possible further deterioration in value. Prior to receiving the updated appraisal, we may establish a specific reserve for any estimated deterioration, based upon our assessment of market conditions, adjusted for estimated costs to sell and other identified costs. If the NRV is greater than the loan amount, then no impairment loss exists. If the NRV is less than the loan amount, the shortfall is recognized by a specific reserve. If the borrower fails to pledge additional collateral within a ninety days period, a charge-off equal to the difference between the loan carrying value and NRV will occur. In certain circumstances, however, a direct charge-off may be taken at the time that the NRV calculation reveals a shortfall. All impaired loans are evaluated based on the criteria stated above on a quarterly basis and any change in the reserve requirements are recorded in the period identified. All partially charged-off loans remain on nonaccrual status until they are brought current as to both principal and interest and have at least six months of payment history and future collectability of principal and interest is assured.

Impaired loans are set forth in the following tables.

December 31, 2017	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Amounts in thousands)
With no related allowance recorded:
Commercial and Industrial	$17	$21	$—
Real Estate Construction:
Residential	—	—	—
Commercial	1,365	5,856	—
Real Estate Mortgage:
Commercial – Owner Occupied	155	155	—
Commercial – Non-owner Occupied	277	277	—
Residential – 1 to 4 Family	2,292	2,354	—
Residential – Multifamily	—	—	—
Consumer	81	81	—
	4,187	8,744	—
With an allowance recorded:
Commercial and Industrial	—	—	—
Real Estate Construction:
Residential	—	—	—
Commercial	4,587	4,684	135
Real Estate Mortgage:
Commercial – Owner Occupied	3,635	3,665	58
Commercial – Non-owner Occupied	12,124	13,941	250
Residential – 1 to 4 Family	919	919	15
Residential – Multifamily	—	—	—
Consumer	—	—	—
	21,265	23,209	458
Total:
Commercial and Industrial	17	21	—
Real Estate Construction:
Residential	—	—	—
Commercial	5,952	10,540	135
Real Estate Mortgage:
Commercial – Owner Occupied	3,790	3,820	58
Commercial – Non-owner Occupied	12,401	14,218	250
Residential – 1 to 4 Family	3,211	3,273	15
Residential – Multifamily	—	—	—
Consumer	81	81	—
	$25,452	$31,953	$458

December 31, 2016	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Amounts in thousands)
With no related allowance recorded:
Commercial and Industrial	$21	$23	$—
Real Estate Construction:
Residential	—	—	—
Commercial	1,161	1,161	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	—
Commercial – Non-owner Occupied	3,494	3,739	—
Residential – 1 to 4 Family	2,384	2,434	—
Residential – Multifamily	308	354	—
Consumer	107	107	—
	7,475	7,818	—
With an allowance recorded:
Commercial and Industrial	138	1,392	138
Real Estate Construction:
Residential	—	—	—
Commercial	7,225	11,125	155
Real Estate Mortgage:
Commercial – Owner Occupied	4,380	4,409	498
Commercial – Non-owner Occupied	15,506	17,100	226
Residential – 1 to 4 Family	1,681	1,697	234
Residential – Multifamily	—	—	—
Consumer	—	—	—
	28,930	35,723	1,251
Total:
Commercial and Industrial	159	1,415	138
Real Estate Construction:
Residential	—	—	—
Commercial	8,386	12,286	155
Real Estate Mortgage:
Commercial – Owner Occupied	4,380	4,409	498
Commercial – Non-owner Occupied	19,000	20,839	226
Residential – 1 to 4 Family	4,065	4,131	234
Residential – Multifamily	308	354	—
Consumer	107	107	—
	$36,405	$43,541	$1,251

The following table presents by loan portfolio class, the average recorded investment and interest income recognized on impaired loans for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,
	2017		2016		2015
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(Amounts in thousands)
Commercial and Industrial	$1,063	$1	$333	$1	$3,088	$45
Real Estate Construction:
Residential	—	—	—	—	—	—
Commercial	10,086	202	9,340	234	10,013	87
Real Estate Mortgage:
Commercial – Owner Occupied	4,267	193	4,878	176	5,548	196
Commercial – Non-owner Occupied	15,894	632	19,281	751	26,554	985
Residential – 1 to 4 Family	4,201	92	4,130	122	5,491	113
Residential – Multifamily	138	—	320	8	359	26
Consumer	97	5	108	6	—	—
Total	$35,746	$1,125	$38,390	$1,298	$51,053	$1,452

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

Performing TDRs (not reported as nonaccrual loans) totaled $20.9 million and $25.1 million with related allowances of $385,000 and $390,000 as of December 31, 2017 and December 31, 2016, respectively. Non-performing TDRs totaled $277,000 and $3.0 million with related allowances of $72,000 and $861,000 as of December 31, 2017 and

December 31, 2016, respectively. All TDRs are classified as impaired loans and are included in the impaired loan disclosures above.

There were no loans modified as TDRs during the years ended December 31, 2017 and 2016.

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

An analysis of the credit risk profile by internally assigned grades as of December 31, 2017 and 2016, is as follows:

At December 31, 2017	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial and Industrial	$38,875	$97	$—	$—	$38,972
Real Estate Construction:
Residential	23,430	5,056	—	—	28,486
Commercial	58,921	—	8,218	—	67,139
Real Estate Mortgage:
Commercial – Owner Occupied	123,491	2,604	155	—	126,250
Commercial – Non-owner Occupied	269,736	—	736	—	270,472
Residential – 1 to 4 Family	413,327	560	2,430	—	416,317
Residential – Multifamily	47,832	—	—	—	47,832
Consumer	16,168	—	81	—	16,249
Total	$991,780	$8,317	$11,620	$—	$1,011,717

At December 31, 2016	Pass	OAEM	Substandard	Doubtful	Total
	(Amounts in thousands)
Commercial and Industrial	$26,515	$121	$138	$—	$26,774
Real Estate Construction:
Residential	8,825	—	—	—	8,825
Commercial	35,656	12,516	10,297	—	58,469
Real Estate Mortgage:
Commercial – Owner Occupied	120,166	3,302	430	—	123,898
Commercial – Non-owner Occupied	261,181	79	6,863	—	268,123
Residential – 1 to 4 Family	304,042	1,536	3,762	—	309,340
Residential – Multifamily	39,496	—	308	—	39,804
Consumer	16,612	—	108	—	16,720
Total	$812,493	$17,554	$21,906	$—	$851,953

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

The allowances established for probable losses on specific loans are based on a regular analysis and evaluation of problem loans. Loans are classified based on an internal credit risk grading process that evaluates, among other things: (i) the obligors ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the relationship manager level for all commercial loans. When a loan has a grade of 6 or higher, the loan is analyzed to determine whether the loan is impaired and, if impaired, the need to specifically allocate a portion of the allowance for loan losses to the loan. Specific valuation allowances are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things.

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

An analysis of the allowance for loan losses as of and for the years ended December 31, 2017, 2016 and 2015 is as follows:

Allowance for Loan Losses:	For the year ended December 31, 2017
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance
	(Amounts in thousands)
Commercial and Industrial	$1,188	$(134)	$45	$(415)	$684
Real Estate Construction:
Residential	268	—	—	131	399
Commercial	2,496	(687)	—	(140)	1,669
Real Estate Mortgage:
Commercial – Owner Occupied	2,082	(430)	113	252	2,017
Commercial – Non-owner Occupied	3,889	(622)	319	1,044	4,630
Residential – 1 to 4 Family	4,916	(118)	17	1,462	6,277
Residential – Multifamily	505	(50)	—	172	627
Consumer	236	—	—	(6)	230
Total	$15,580	$(2,041)	$494	$2,500	$16,533

Allowance for Loan Losses:	For the year ended December 31, 2016
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance
	(Amounts in thousands)
Commercial and Industrial	$952	$(76)	$8	$304	$1,188
Real Estate Construction:
Residential	247	—	—	21	268
Commercial	2,501	(1,081)	—	1,076	2,496
Real Estate Mortgage:
Commercial – Owner Occupied	3,267	—	1	(1,186)	2,082
Commercial – Non-owner Occupied	3,838	(154)	—	205	3,889
Residential – 1 to 4 Family	4,802	(704)	39	779	4,916
Residential – Multifamily	254	(45)	—	296	505
Consumer	275	(6)	—	(33)	236
Total	$16,136	$(2,066)	$48	$1,462	$15,580

Allowance for Loan Losses:	For the year ended December 31, 2015
	Beginning Balance	Charge-offs	Recoveries	Provisions	Ending Balance
	(Amounts in thousands)
Commercial and Industrial	$1,679	$(1,554)	$121	$706	$952
Real Estate Construction:
Residential	316	(238)	—	169	247
Commercial	3,015	(2,745)	—	2,231	2,501
Real Estate Mortgage:
Commercial – Owner Occupied	3,296	—	66	(95)	3,267
Commercial – Non-owner Occupied	4,962	(638)	398	(884)	3,838
Residential – 1 to 4 Family	4,156	(504)	148	1,002	4,802
Residential – Multifamily	357	—	—	(103)	254
Consumer	262	(1)	—	14	275
Total	$18,043	$(5,680)	$733	$3,040	$16,136

Allowance for Loan Losses, at December 31, 2017	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$—	$684	$684
Real Estate Construction:
Residential	—	399	399
Commercial	135	1,534	1,669
Real Estate Mortgage:
Commercial – Owner Occupied	58	1,959	2,017
Commercial – Non-owner Occupied	250	4,380	4,630
Residential – 1 to 4 Family	15	6,262	6,277
Residential – Multifamily	—	627	627
Consumer	—	230	230
Total	$458	$16,075	$16,533

Allowance for Loan Losses, at December 31, 2016	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$138	$1,050	$1,188
Real Estate Construction:
Residential	—	268	268
Commercial	155	2,341	2,496
Real Estate Mortgage:
Commercial – Owner Occupied	498	1,584	2,082
Commercial – Non-owner Occupied	226	3,663	3,889
Residential – 1 to 4 Family	234	4,682	4,916
Residential – Multifamily	—	505	505
Consumer	—	236	236
Total	$1,251	$14,329	$15,580

Loans, at December 31, 2017:	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$17	$38,955	$38,972
Real Estate Construction:
Residential	—	28,486	28,486
Commercial	5,952	61,187	67,139
Real Estate Mortgage:
Commercial – Owner Occupied	3,790	122,460	126,250
Commercial – Non-owner Occupied	12,401	258,071	270,472
Residential – 1 to 4 Family	3,211	413,106	416,317
Residential – Multifamily	—	47,832	47,832
Consumer	81	16,168	16,249
Total	$25,452	$986,265	$1,011,717

Loans, at December 31, 2016:	Individually evaluated for impairment	Collectively evaluated for impairment	Total
	(Amounts in thousands)
Commercial and Industrial	$159	$26,615	$26,774
Real Estate Construction:
Residential	—	8,825	8,825
Commercial	8,386	50,083	58,469
Real Estate Mortgage:
Commercial – Owner Occupied	4,380	119,518	123,898
Commercial – Non-owner Occupied	19,000	249,123	268,123
Residential – 1 to 4 Family	4,065	305,275	309,340
Residential – Multifamily	308	39,496	39,804
Consumer	107	16,613	16,720
Total	$36,405	$815,548	$851,953

Note 6.  Company Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of Company premises and equipment as of December 31, 2017 and 2016 is as follows:

	Estimated Useful lives	2017	2016
		(Amounts in thousands)
Land		$1,044	$820
Building and improvements	17 years	6,948	5,352
Furniture and equipment	6 years	3,182	2,854
Total premises and equipment		11,174	9,026
Less: accumulated depreciation and amortization		(4,149)	(3,829)
Premises and equipment, net		$7,025	$5,197

Depreciation and amortization expense was $320,000, $269,000 and $251,000 in 2017, 2016 and 2015, respectively.

The Company has non-cancelable operating lease agreements related to its Northfield and Philadelphia branch offices. The term of the Northfield lease is for 5 years and was renewed upon the initial expiration in May 2017 with a one 5-year renewal option. The term of the Philadelphia lease is for 10 years and was renewed upon the initial expiration of the lease agreement. The Company entered into a land lease for its branch in Collingswood. The term of the lease is for 99 years of which 88 years remain. The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch offices. On June 1, 2016, the Company entered into a 10- year lease for its Arch Street Branch, located in Philadelphia. The Branch opened in December 2016. On August 8, 2017, the Company entered into a 2-year lease agreement for a Commercial Loan office in Monmouth Junction, N.J. At December 31, 2017, the required future minimum rental payments under these leases and other equipment operating leases are as follows:

Years Ending December 31,	(Amounts in thousands)
2018	$309
2019	319
2020	320
2021	326
2022	290
Thereafter	700
Total minimum lease payments	$2,264

Rent expense was approximately $259,000 in 2017, $220,000 in 2016, and 214,000 in 2015.

Note 7.  OREO

Other Real Estate Owned (OREO) at December 31, 2017 was $7.2 million, compared to $10.5 million at December 31, 2016, a decrease of $3.3 million. The real estate owned at, December 31, 2017, consisted of 11 properties, the largest being a condominium development at $2.3 million. During 2017, the Company disposed of $2.3 million of OREO, recognizing a gain of $160,000, compared to $5.2 million of OREO sold in 2016, recognizing a gain of $206,000. Also during 2017, the Company wrote down OREO property by $1,582,000, compared to $2,036,000 of write-downs in 2016, based on a decline in appraised values. Operating expenses related to OREO, net of related income, for 2017 and 2016, were $625,000 and $935,000, respectively.

An analysis of OREO activity for the years ended December 31, 2017 and 2016 is as follows:

	For the Year Ended December 31,
	2017	2016
	(Amounts in thousands)
Balance at beginning of period	$10,528	$16,629
Real estate acquired in settlement of loans	279	788
Sales of real estate	(2,281)	(5,222)
Gain on sale of real estate	160	206
Write-down of real estate carrying values	(1,582)	(2,036)
Donated property	—	(31)
Capitalized improvements to real estate	144	194
Balance at end of period	$7,248	$10,528

Note 8.  Deposits

Deposits at December 31, 2017 and 2016, consisted of the following:

	2017	2016
	(Amounts in thousands)
Demand deposits, noninterest-bearing	$124,356	$92,535
Demand deposits, interest-bearing	51,629	37,456
Money market deposits	149,311	134,433
Savings deposits	173,226	181,603
Time deposits of $250,000 or more	51,145	36,643
Other time deposits	233,199	254,795
Brokered time deposits	83,517	51,229
Total deposits	$866,383	$788,694

Scheduled maturities of certificates of deposit at December 31, 2017 are as follows:

Years Ending December 31,	(Amounts in thousands)
2018	$284,054
2019	56,363
2020	13,138
2021	7,937
2022	6,369
Total	$367,861

Note 9.  Borrowings

An analysis of borrowings as of December 31, 2017 and 2016 is as follows:

		2017		2016
	Maturity Date or Range	Amount	Weighted Average Rate	Amount	Weighted Average Rate
		(Amounts in thousands, except rates)
Borrowed funds:
Federal Home Loan Bank advances	Less than one year	$86,150	1.61%	$39,500	1.13%
	One to three years	22,500	1.83%	34,150	1.57%
	Three to five years	6,000	1.85%	6,000	1.85%
	Total	$114,650		$79,650
Subordinated debentures, capital trusts	November 2035	$5,155	3.11%	$5,155	2.58%
	November 2035	5,155	3.11%	5,155	2.58%
	September 2037	3,093	2.82%	3,093	2.46%
	Total	$13,403		$13,403

At December 31, 2017, the Company had a $243.3 million line of credit from the FHLBNY, of which $114.7 million, as detailed above, was outstanding.

Certain investment securities (Note 3), loans (Note 4), and FHLBNY stock are pledged as collateral for borrowings.

Subordinated Debentures – Capital Trusts: On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 3.11% at December 31, 2017. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On August 23, 2005, Parke Capital Trust II, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of fixed/variable rate capital trust pass-through securities to investors. Currently, the interest rate is variable at 3.11%. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% beginning November 23, 2010. Parke Capital Trust II purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955 thousand was retained at the Company for future use.

On June 21, 2007, Parke Capital Trust III, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $3,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.50% and was 2.82% at December 31, 2017. Parke Capital Trust III purchased $3,093,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after December 15, 2012, at par. The capital securities must be redeemed upon final maturity of the subordinated debentures on September 15, 2037. The proceeds were contributed to paid-in capital at the Bank.

Note 10.  Income Taxes

Income tax expense for 2017, 2016 and 2015 consisted of the following:

	2017	2016	2015
	(Amounts in thousands)
Current tax expense:
Federal	$7,126	$6,826	$6,007
State	1,093	1,564	1,026
	8,219	8,390	7,033
Deferred tax expense (benefit)	4,170	305	(190)
Income tax expense	$12,389	$8,695	$6,843

The components of the net deferred tax asset at December 31, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
	(Amounts in thousands)
Deferred tax assets:
Allowance for loan losses	$4,102	$5,845	$6,068
Depreciation	—	268	280
Supplemental Executive Retirement Plan ("SERP")	1,216	1,511	1,343
OREO writedowns	1,359	1,839	1,894
OTTI write down on securities	—	65	65
Nonaccrued interest	686	1,806	2,048
Partnership Income	—	76	71
Non-qualified stock options	26	25	—
Write-down on partnership investment	120	181	—
Unrealized loss	50	233	110
Accrued bonus	3	—	—
	7,562	11,849	11,879
Valuation allowance	(120)	(181)	—
Deferred tax Liabilities:
Depreciation	(173)	—	—
Partnership Income	(19)	—	—
Deferred loan costs	(830)	(922)	(951)
Net deferred tax asset	$6,420	$10,746	$10,928

A reconciliation of the Company’s effective income tax rate with the statutory federal rate for 2017, 2016 and 2015 is as follows:

	2017	2016	2015
	(Amounts in thousands)
At Federal statutory rate	$8,480	$9,397	$6,387
Adjustments resulting from:
State income taxes, net of Federal tax benefit	852	1,009	854
Non-controlling interest	11	(147)	(423)
Tax exempt income	(34)	(32)	(31)
BOLI	(228)	(246)	(121)
Stock compensation	(18)	—	—
Nondeductible expenses	3	1	4
Tax credit	—	(1,532)	—
Increase in Valuation reserve	—	164	—
Impact of Federal Tax Reform	3,204	—	—
Other	119	81	173
	$12,389	$8,695	$6,843

Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustments to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or local tax authorities for years before 2014, and by the State of New Jersey for years before 2013. The Company recorded a valuation allowance relating to the write down of a partnership investment. Management has concluded that these capital losses will not be realizable once incurred.

The Company recorded income tax expense of $12.4 million on income before taxes of $24.2 million on for the year ended December 31, 2017, resulting in an effective tax rate of 51.1%, compared to income tax expense of $8.7 million on income before taxes of $27.6 million for the same period of 2016, resulting in an effective tax rate of 31.5%. The increase is a result of the enactment of the Tax Cuts and Jobs Act on December 22, 2017, the Company was required to re-value its net deferred tax asset (“DTA”). The DTA was written down by $3.2 million, due to the reduced tax rate, a non-recurring charge to provision for income taxes during the quarter.

Note 11.  Retirement Plans

The Company has a Supplemental Executive Retirement Plan (“SERP”) covering certain members of management. The net periodic SERP pension cost was approximately $872,000 in 2017, $458,000 in 2016, and $221,000 in 2015. The unfunded benefit obligation, which was included in other liabilities, was approximately $4,901,000 at December 31, 2017 and $4,029,000 at December 31, 2016.

The benefit obligation at December 31, 2017 and December 31, 2016 was calculated as follows:

	2017	2016
	(Amounts in thousands)
Benefit obligation, January 1	$4,029	$3,571
Service cost	(650)	(216)
Interest cost	222	199
Loss	1,300	475
Benefit obligation, December 31	$4,901	$4,029

The net periodic pension cost for 2017, 2016 and 2015 was calculated as follows:

	2017	2016	2015
	(Amounts in thousands)
Service cost	$(650)	$(216)	$(86)
Interest cost	222	199	214
Loss	1,300	475	93
	$872	$458	$221

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.5% for 2017, 2016 and 2015. Annual benefit payments are estimated at $256,603 for 2019, $609,749 for 2020, $609,749 for 2021, $609,749 for 2022, $609,749 for 2023 and $6,078,914 thereafter.

The Company has a 401(k) Plan covering substantially all employees. Under the Plan, the Company is required to contribute 3% of all qualifying employees’ eligible salary to the Plan. The Plan expense in 2017 was $164,000, $132,000 in 2016, and $138,000 in 2015.

Note 12.  Regulatory Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action. The final rules implementing Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer for 2017 was 1.250% and for 2016 was 0.625%. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2017, the Company and Bank met all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2017 and 2016, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following tables.

As of December 31, 2017
(amounts in thousands except ratios)

	Actual		For Capital Adequacy Purpose		For Capital Adequacy Purposes with Capital Conservation Buffer *		To be Well Capitalized Under Prompt Corrective Action Provisions
Company	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital	$162,837	17.17%	$75,859	8.00%	$87,711	9.250%	$94,823	10.00%
Tier 1 risk-based capital	$150,926	15.92%	$56,894	6.00%	$68,747	7.250%	$75,859	8.00%
Tier 1 leverage	$150,926	14.31%	$42,178	4.00%	$42,178	4.000%	$52,722	5.00%
Tier 1 common equity	$121,955	12.86%	$42,670	4.50%	$54,523	5.750%	$61,635	6.50%
Parke Bank
Total risk-based capital	$159,435	16.81%	$75,861	8.00%	$87,714	9.250%	$94,826	10.00%
Tier 1 risk-based capital	$147,524	15.56%	$56,896	6.00%	$68,749	7.250%	$75,861	8.00%
Tier 1 leverage	$147,524	13.99%	$42,175	4.00%	$42,175	4.000%	$52,719	5.00%
Tier 1 common equity	$147,524	15.56%	$42,672	4.50%	$54,525	5.750%	$61,637	6.50%

As of December 31, 2016
(amounts in thousands except ratios)

	Actual		For Capital Adequacy Purpose		For Capital Adequacy Purposes with Capital Conservation Buffer *		To be Well Capitalized Under Prompt Corrective Action Provisions
Company	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital	$154,018	18.33%	$67,219	8.00%	$72,470	8.625%	$84,024	10.00%
Tier 1 risk-based capital	$143.453	17.07%	$50,414	6.00%	$55.666	6.625%	$67,219	8.00%
Tier 1 leverage	$143,453	15.25%	$37,618	4.00%	$37,618	4.000%	$47,023	5.00%
Tier 1 common equity	$110,453	13.15%	$37,811	4.50%	$43,062	5.125%	$54,615	6.50%
Parke Bank
Total risk-based capital	$150,636	17.93%	$67,218	8.00%	$72,470	8.625%	$84,023	10.00%
Tier 1 risk-based capital	$140,070	16.67%	$50,414	6.00%	$55,665	6.625%	$67,218	8.00%
Tier 1 leverage	$140,047	15.29%	$36,654	4.00%	$36,654	4.000%	$45,818	5.00%
Tier 1 common equity	$140,047	16.67%	$37,810	4.50%	$43,062	5.125%	$54,615	6.50%

* The new capital rules require banks and covered financial institution holding companies to maintain a capital conservation buffer of at least 2.5% of risk-weighted assets over and above the minimum risk-based capital requirements. Institutions that do not maintain the required capital buffer will become subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management.

Note 13.  Shareholders’ Equity

Common Stock Dividend: The Company paid a quarterly cash dividend each quarter of 2017. The first and second quarter of 2017 the dividend was $0.10 per share. The dividend was increased to $0.12 per share in the third and fourth quarter 2017. During 2017 the Company paid $3.2 million in dividends. The timing and amount of future dividends will be within the discretion of the Board of Directors and will depend on the consolidated earnings, financial condition, liquidity, and capital requirements of the Company and its subsidiaries, applicable governmental regulations and policies, and other factors deemed relevant by the Board. In May 2017 the Company declared a 10% common stock dividend to shareholders (688,846 shares). All share and per share information have been retroactively adjusted to give effect to this stock dividend for the periods presented.

Treasury Stock: The Company, in 2015, announced plans to purchase up to 500,000 shares of its own stock. During the year ending December 31, 2017, the Company did not purchase any shares, compared to the year ending December 31, 2016, when the Company purchased 294 shares at an average cost of $12.61 per share.

Stock Options: In 2015, the shareholders approved the 2015 Equity Incentive Plan (the "Plan"). The Plan is a "non-qualified" stock option plan. All directors and certain officers and employees of the Company have been granted options under the Plan. Option awards are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. All options issued have a 10-year contractual term and vest over five years.

There were no option awards in 2017. In 2016, 145,300 awards were granted. All outstanding options have an exercise price of $9.45.

Net compensation expense recognized during 2017, 2016, and 2015 amounted to $72,400, $65,500, and no expense for 2015, respectively. The remaining unrecognized compensation expense at December 31, 2017 is $218,400.

The following table summarizes stock option activity for the year ended December 31, 2017.

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at January 1, 2017	156,860	$10.39
Exercised	(8,470)	$10.26
Expired/terminated	(888)	$10.15
10% Stock dividend adjustment	14,890	$9.45
Outstanding at December 31, 2017:	162,392	$9.45	8.1	$1,803,000
Exercisable at December 31, 2017:	29,970	$9.45	8.1	$332,663

Preferred Stock: In December of 2013, the Company completed a private placement of newly designated 6.00% Non-Cumulative Perpetual Convertible Preferred Stock, Series B, with a liquidation preference of $1,000 per share. The Company sold 20,000 shares in the placement for gross proceeds of $20.0 million. Each share of Series B Preferred Stock is convertible, at the option of the holder into 113.679 shares of Common Stock. Upon full conversion of the Series B Preferred Stock, the Company will issue up to 2,273,580 shares of Common Stock assuming that the Conversion Rate does not change. The Conversion Rate and the total number of shares to be issued would be adjusted for stock dividends, stock splits and other corporate actions. The Conversion Rate was set using a conversion price for the common stock of $10.64, which was approximately 20% over the closing price of the Common Stock on October 10, 2013, the day the Series B Preferred Stock was priced.

The Company has recorded dividends on preferred stock in the approximate amount of $1.2 million for the years ended December 31, 2017 and 2016 respectively. All dividend amounts through December 31, 2017 have been paid. The preferred stock qualifies for and is accounted for as equity securities and is included in the Company’s Tier I capital on the date of receipt.

Note 14.  Other Related Party Transactions

A member of the Board of Directors is a principal of an employee benefits insurance agency that provides all the medical, life and disability insurance coverage for the Company. The cost of these employee benefits totaled $834,000 in 2017, $634,000 in 2016, and $562,000 in 2015.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties. As of December 31, 2017 and 2016, commitments to extend credit amounted to approximately $118.7 million and $78.3 million, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2017 and 2016, standby letters of credit with customers were $14.0 million and $13.1 million, respectively.

Loan commitments and standby letters of credit are issued in the ordinary course of business to meet customer needs. Commitments to fund fixed-rate loans were immaterial at December 31, 2017. Variable-rate commitments are generally issued for less than 1 year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

In the normal course of business, there are outstanding various contingent liabilities such as claims and legal action, which are not reflected in the financial statements. In the opinion of management, no material losses are anticipated as a result of these actions or claims.

Note 16.  Fair Value

Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures Topic 820 of FASB Accounting Standards Codification, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

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

Cash flows were developed based on the estimated speeds at which the TruPS are expected to prepay (a range of 1% to 2%), the estimated rates at which the TruPS are expected to defer payments, the estimated rates at which the TruPS are expected to default (a range of 0.57% to 0.66%), and the severity of the losses on securities which default 95%. TruPS generally allow for prepayment by the issuer without a prepayment penalty any time after five years. Due to the lack of new TruPS issuances and the relatively poor conditions of the financial institution industry, a relatively modest rate of prepayment was assumed going forward. Estimates for CDRs are based on the payment characteristics of the TruPS themselves (e.g. current, deferred, or defaulted) as well as the financial condition of the TruPS issuers in the pool. Estimates for the near-term rates of deferral and CDR are based on key financial ratios relating to the financial institutions’ capitalization, asset quality, profitability and liquidity. Finally, we consider whether or not the financial institution has received TARP funding, and if it has, the amount. Longer-term rates of deferral and defaults are based on historical averages. The fair value of each bond was assessed by discounting its projected cash flows by a discount rate. The discount rates were based on the yields of publicly traded TruPS and preferred stock issued by comparably rated banks (3-month LIBOR plus a spread of 400 to 959 basis points).

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2017 and 2016.

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
Securities Available for Sale
As of December 31, 2017
Corporate debt obligations	$—	$1,033	$—	$1,033
Residential mortgage-backed securities	—	36,863	—	36,863
Collateralized mortgage-backed securities	—	95	—	95
Total	$—	$37,991	$—	$37,991
As of December 31, 2016
Corporate debt obligations	$—	$1,011	$—	$1,011
Residential mortgage-backed securities	—	43,240	—	43,240
Collateralized mortgage-backed securities	—	166	—	166
Collateralized debt obligations	—	—	437	437
Total	$—	$44,417	$437	$44,854

For the year ended December 31, 2017, there were no transfers between the levels within the fair value hierarchy.

The changes in Level 3 assets measured at fair value on a recurring basis are summarized as follows for the years ended December 31:

	Securities Available for Sale
	2017	2016
	(Amounts in thousands)
Beginning balance at January 1,	$437	$462
Settlements	(437)	(25)
Ending balance December 31,	$—	$437

Fair Value on a Non-Recurring Basis:

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Financial Assets	Level 1	Level 2	Level 3	Total
	(Amounts in thousands)
As of December 31, 2017
Collateral dependent impaired loans	$—	$—	$9,093	$9,093
OREO	$—	$—	$7,248	$7,248
As of December 31, 2016
Collateral dependent impaired loans	$—	$—	$16,070	$16,070
OREO	$—	$—	$10,528	$10,528

Collateral dependent impaired loans, which are measured in accordance with FASB ASC Topic 310 Receivables, for impairment, had a carrying amount of $25.5 million and $36.4 million at December 31, 2017 and December 31, 2016, respectively, with a valuation allowance of $458,000 and $1.3 million at December 31, 2017 and December 31, 2016, respectively. The valuation allowance for collateral dependent impaired loans is included in the allowance for loan losses on the balance sheet. All collateral dependent impaired loans have an independent third-party full appraisal to determine the NRV based on the fair value of the underlying collateral, less cost to sell (a range of 5% to 10%) and other costs, such as unpaid real estate taxes, that have been identified, or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent. The appraisal will be based on an "as-is" valuation and will follow a reasonable valuation method that addresses the direct sales comparison, income, and cost approaches to market value, reconciles those approaches, and explains the elimination of each approach not used. Appraisals are updated every 12 months or sooner if we have identified possible further deterioration in value.

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

The following table summarizes the carrying amounts and fair values for financial instruments at December 31, 2017 and December 31, 2016:

	Level in Fair Value Hierarchy	December 31, 2017		December 31, 2016
		Carrying Value	Fair Value	Carrying Value	Fair Value
		(Amounts in thousands)
Financial Assets:
Cash and cash equivalents	Level 1	$42,113	$42,113	$70,720	$70,720
Investment securities AFS	(1)	37,991	37,991	44,854	44,854
Investment securities HTM	Level 2	2,268	2,468	2,224	2,411
Restricted stock	Level 2	6,172	6,172	4,658	4,658
Loans held for sale	Level 2	1,541	1,541	—	—
Loans, net	(2)	995,184	1,001,655	836,373	844,290
Accrued interest receivable	Level 2	4,025	4,025	3,117	3,117
Financial Liabilities:
Demand and savings deposits	Level 2	$498,522	$498,522	$446,026	$446,027
Time deposits	Level 2	367,861	368,863	342,668	344,300
Borrowings	Level 2	128,053	127,552	93,053	90,362
Accrued interest payable	Level 2	719	719	655	655

(1) See the recurring fair value table above.
(2) For non-impaired loans, Level 2; for impaired loans, Level 3.

 Note 17.  Parent Company Only Financial Statements

Condensed financial information of the parent company only is presented in the following two tables:

Balance Sheets		December 31,
		2017	2016
		(Amounts in thousands)
Assets:
Cash		$1,578	$1,317
Investments in subsidiaries		147,664	140,103
Other assets		5	5
Total assets		$149,247	$141,425
Liabilities and Equity:
Subordinated debentures		$13,403	$13,403
Other liabilities		1,196	954
Equity		134,648	127,068
Total liabilities and equity		$149,247	$141,425

Statements of Income	Years ended December 31,
	2017	2016	2015
	(Amounts in thousands)
Income:
Dividends from bank subsidiary	$5,200	$3,400	$2,657
Other income	—	—	—
Total income	5,200	3,400	2,657
Expense:
Interest on subordinated debentures	399	311	259
Salary	160	160	160
Other expenses	118	118	101
Total expenses	677	589	520
Net Income	4,523	2,811	2,137
Equity in undistributed income of subsidiaries	7,024	15,698	8,560
Net income	11,547	18,509	10,697
Preferred stock dividend and discount accretion	(1,119)	(1,200)	(1,200)
Net income available to common shareholders	$10,428	$17,309	$9,497

Statements of Cash Flows
	Years ended December 31,
	2017	2016	2015
	(Amounts in thousands)
Cash Flows from Operating Activities
Net income	$11,547	$18,509	$10,697
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(7,024)	(15,698)	(8,560)
Changes in operating assets and liabilities:
Decrease in other assets	—	—	(51)
Increase in accrued interest payable and other accrued liabilities	242	254	436
Net cash provided by operating activities	4,765	3,065	2,522
Cash Flows from Financing Activities
Purchase of treasury stock	—	(4)	(831)
Proceeds from exercise of stock options	87	—	2,749
Payment of dividend on preferred stock and common stock	(4,385)	(3,264)	(2,661)
Other, net	(206)	(20)	(377)
Net cash used in financing activities	(4,504)	(3,288)	(1,120)
Increase (decrease) in cash and cash equivalents	261	(223)	1,402
Cash and Cash Equivalents, January 1,	1,317	1,540	138
Cash and Cash Equivalents, December 31,	$1,578	$1,317	$1,540

Note 18.  Subsequent Events

Management has evaluated subsequent events through the date of issuance of the financial statements and does not believe any such events warrant recording or disclosure in these financial statements.

PARKE BANCORP, INC.	PARKE BANK	ASSISTANT VICE PRESIDENTS
PARKE BANK	EXECUTIVE OFFICERS
Jennifer Chen
BOARD OF DIRECTORS	Vito S. Pantilione	Renee D’Orazio
	President and Chief Executive Officer	Robert Dalton
Celestino R. (“Chuck”) Pennoni		Patricia Dilks
Chairman of the Board	Elizabeth A. Milavsky	Annice Fanelli
Founder and Chairman of	Executive Vice President and COO	Roxanne Melfe
Pennoni Associates		Marysharon Mitchell
	John F. Hawkins	Joan Santo
Daniel J. Dalton	Senior Vice President and CFO	Maryann Seal
Vice Chairman of the Board		Bart Seaman
Retired	Linda Kaiser
Brown & Brown of New Jersey	Vice President and Corporate Secretary	BANKING OFFICES
www.parkebank.com
Vito S. Pantilione	SENIOR VICE PRESIDENTS
President	Dolores M. Calvello	WASHINGTON TOWNSHIP, NJ
Chief Executive Officer	Loan Portfolio Manager	Main Office
601 Delsea Drive
Fred G. Choate	Ralph Gallo	(856) 256-2500
President of Greater Philadelphia	Chief Workout Officer	Roxanne Melfe, Manager
Venture Capital Corporation
	David O. Middlebrook	567 Egg Harbor Road
Arret F. Dobson	Retiring April 2018	(856) 582-6900
Real Estate Developer		Bridget Mynes, Asst. Manager
Paul E. Palmieri
Dr. Edward Infantolino	Chief Credit Officer	COLLINGSWOOD, NJ
President of Ocean Internal		1150 Haddon Avenue
Medicine Associates, P.A.	Nicholas J. Pantilione	(856) 858-0825
	Senior Loan Officer	Jaime Brooks, Manager
Anthony J. Jannetti
President of Anthony J. Jannetti, Inc.	Daniel Sulpizio	GALLOWAY TOWNSHIP, NJ
	Director of Retail Banking	67 East Jimmie Leeds Road
Jeffrey H. Kripitz		(609) 748-9700
Owner of Jeff Kripitz Agency	VICE PRESIDENTS	Juan Taboada, Manager
Jaime Brooks
Jack C. Sheppard, Jr.	Branch Manager	NORTHFIELD, NJ
Senior Vice President with Arthur J.		501 Tilton Road
Gallagher & Company	Kathleen Conover	(609) 646-6677
	Branch Manager	Kathleen Conover, Manager
PARKE BANCORP, INC.
CORPORATE OFFICERS	Denise DiPaola	PHILADELPHIA, PA
	Business Development Officer	1610 Spruce Street
Vito S. Pantilione		(215) 772-1113
President	Gil Eubank	Elvira Maxwell, Asst. Manager
Chief Executive Officer	Loan Administration
1032 Arch Street
Elizabeth A. Milavsky	Anthony Lombardo	(215) 982-1975
Executive Vice President	Controller	Jennifer Chen, Manager

John F. Hawkins	Lisa Perkins
Senior Vice President	Information Technology
Chief Financial Officer
Yogendrakumar Shukla
Linda Kaiser	Commercial Lending
Corporate Secretary
Marlon Soriano
Commercial Lending

James Talarico
Loan Workout

Frank Zangari
Compliance

SHAREHOLDER INFORMATION

ADMINISTRATIVE OFFICES	STOCK TRANSFER AND REGISTRAR
601 Delsea Drive	Shareholders wishing to change the name, address or
Washington Township, NJ 08080	ownership of stock, to report lost certificates or to
(856) 256-2500	consolidate accounts are asked to contact the Company's
www.parkebank.com	stock registrar and transfer agent directly:

ANNUAL MEETING OF SHAREHOLDERS	Computershare
The Annual Meeting of Shareholders will be held on	Investor Services
April 17, 2018 at 10:00 a.m. at Terra Nova Restaurant,	P.O. Box 43078
590 Delsea Drive, Sewell, New Jersey.	Providence, RI 02940-3078
1-800-942-5909
INVESTOR RELATIONS	www.computershare.com
Copies of the Company’s earnings releases and
financial publications, including the annual report on	INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Form 10-K (without exhibits) filed with the Securities	RSM US LLP
and Exchange Commission are available without	751 Arbor Way, Suite 200
charge by contacting:	Blue Bell, PA 19422

Annice Fanelli, Assistant Vice President	SPECIAL COUNSEL
(856) 256-2500 or	Jones Walker LLP
investorsrelations@parkebank.com	1227 25th Street, NW
Suite 200
Washington, DC 20037