Form 10-K, Exhibit 13
period 2018-12-31
PARKE BANCORP, INC.
filed 2019-03-15
CIK 1315399

PARKE BANCORP, INC.

2018 ANNUAL REPORT TO SHAREHOLDERS

PARKE BANCORP, INC.
2018 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

Page
Section One

Letter to Shareholders................................................................................................................................	1

Selected Financial Data................................................................................................................................	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations......................	3

Market Prices and Dividends......................................................................................................................	22

Section Two

Management’s Report on Internal Control Over Financial Reporting.........................................................	1

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	2

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements....	3

Consolidated Financial Statements............................................................................................................	4

Notes to Consolidated Financial Statements..............................................................................................	9

Officers and Corporate Information............................................................................................................	42

To Our Shareholders
It is great when you can lead off a letter to your shareholders saying that it was a record year for your Company. What could be more fitting than achieving record earnings during our 20th Anniversary. Our net income for 2018 was $24.4 million, $2.28 per diluted share, a 127% increase over 2017 and a 41% increase over 2016’s net income, which is when we sold our SBA Company and generated a substantial profit. The Company generated a return on average assets of 2% in 2018, which is substantially higher than our peer group. The increase in our net income was primarily due to the strong growth in our loan portfolio, which generated an increase in interest income, while maintaining tight controls of our expenses. The reduction in our Federal corporate tax rate also helped earnings, although it was somewhat offset by the increase in our State corporate tax rate.
A detailed analysis of our financial results is illustrated in this 2018 Annual Report. Salient highlights include a 29% increase in total assets from December 31, 2017 to $1.47 billion, quite an increase from $8 million when we started in 1999. Our loan portfolio grew to $1.24 billion, a 22.5% increase in twelve months. The growth in our deposits supported our loan growth, increasing 36.6% since December 31, 2017 to $1.18 billion. The strong growth of our net income supported a 13.9% increase in shareholders’ equity to $153.6 million, which is above Federal banking guidelines for a well-capitalized bank. An additional factor having a positive effect on our strong financial performance in 2018 is the improvement of our credit quality. Nonperforming loans decreased 32.4% from December 31, 2017 to $3.1 million. OREO decreased $2.1 million to $5.1 million, a 29% decrease from December 31, 2017.
Deposit growth is one of the many challenges facing the banking industry in the country and even more so in our region. Money that is flowing into the stock market and real estate investments is coming out of banks. Competition is fierce and includes community, regional and nationwide banks. Savings, money market and CD rates have escalated dramatically in the last twelve months, while loan rates have increased at a much slower rate. This increase in funding costs challenges the banking industry’s net interest margin, including ours. Our Company is fortunate to be well positioned to continue generating strong loan volume with competitive interest rates that support the strength in our net interest income.
Our Company’s strong financial performance supported the Board of Directors’ approval of an increase in our cash dividend to 14 cents per share, per quarter. The Board also approved a 10% stock dividend, which also enhanced shareholder value.
There have been several bank mergers in our region over the last year that could create opportunities for Parke Bank to acquire additional quality branches. New branches could assist our Company with funding needs. There has been an overlap of branches with the merged institutions that have made over 30 branches available in the Delaware Valley. There may also be opportunities to hire quality experienced personnel that could be beneficial to the continued growth of the Company.
The country, including our region enjoyed a strong economy in 2018. The GDP was strong, with unemployment at record lows. Some experts, including the Federal Reserve, believe that the country is experiencing full employment. The strong economy and low unemployment raised Fed concerns for the potential of inflation. In response to their concerns, the Fed raised interest rates four times in 2018. The tariff wars, the apparent weakening of the European economy combined with the continued political confusion doesn’t calm many concerns for 2019. The Federal Reserve seems to be indicating that it may be taking a break from increasing interest rates. Some believe that if the Fed continues to push up interest rates, it will trigger a recession. We have no control over any of these factors that are affecting the economy. However, we will continue to work hard in maintaining strong reserves, disciplined loan underwriting policies, tight control of our expenses and be focused on insuring that we are in a good position to take advantage of market opportunities, while working to enhance shareholder value.

C.R. “Chuck” Pennoni	Vito S. Pantilione
Chairman	President and Chief Executive Officer

	Selected Financial Data
	At or for the Year Ended December, 31
	2018	2017	2016	2015	2014
Balance Sheet Data: (in thousands)
Assets	$1,467,398	$1,137,452	$1,016,185	$885,124	$821,706
Loans receivable, Net	1,222,082	995,184	836,373	742,365	695,018
Securities Available for Sale	31,278	37,991	44,854	42,567	28,208
Securities Held to Maturity	1,113	2,268	2,224	2,181	2,141
Cash and Cash Equivalents	154,471	42,113	70,720	27,429	36,238
OREO	5,124	7,248	10,528	16,629	20,931
Deposits	1,183,873	866,383	788,694	665,210	647,933
Borrowings	118,053	128,053	93,053	98,053	62,755
Shareholders' Equity	153,557	134,780	127,134	112,040	102,905
Operational Data: (in thousands)
Interest Income	$61,864	$48,655	$42,202	$39,410	$38,132
Interest Expense	13,771	8,280	6,764	5,812	5,579
Net Interest Income	48,093	40,375	35,438	33,598	32,553
Provision for Loan Losses	1,800	2,500	1,462	3,040	3,250
Net Interest Income after Provision for Loan Losses	46,293	37,875	33,976	30,558	29,303
Noninterest Income	3,417	1,645	10,290	5,080	7,631
Noninterest Expense	16,295	15,293	16,628	16,852	18,911
Income Before Income Tax Expense	33,415	24,227	27,638	18,786	18,023
Income Tax Expense	8,377	12,389	8,695	6,843	5,711
Net Income Attributable to Company and Noncontrolling Interest	25,038	11,838	18,943	11,943	12,312
Net Income Attributable to Noncontrolling Interest	214	32	(433)	(1,246)	(1,839)
Preferred Stock Dividend and Discount Accretion	446	1,119	1,200	1,200	1,200
Net Income Available to Common Shareholders	$24,378	$10,751	$17,310	$9,497	$9,273
Per Share Data: [1]
Basic Earnings per Common Share	$2.53	$1.28	$2.10	$1.42	$1.28
Diluted Earnings per Common Share	$2.28	$1.13	$1.75	$1.22	$0.96
Book Value per Common Share	$14.28	$13.60	$13.08	$11.38	$10.65
Performance Ratios:
Return on Average Assets	1.96%	1.13%	1.97%	1.25%	1.30%
Return on Average Common Equity	17.99%	9.40%	17.04%	10.82%	11.77%
Net Interest Margin	3.92%	4.01%	3.96%	4.14%	4.33%
Efficiency Ratio	31.63%	36.39%	45.64%	43.57%	47.06%
Capital Ratios:
Equity to Assets	10.56%	11.85%	12.51%	12.68%	12.53%
Dividend Payout	21.63%	32.39%	13.19%	19.99%	—%
Tier 1 Risk-based Capital[2]	15.43%	15.56%	16.67%	15.87%	15.97%
Total Risk-based Capital[2]	16.69%	16.81%	17.93%	17.13%	17.22%
Asset Quality Ratios:
Nonperforming Loans/Total Loans	0.25%	0.45%	1.30%	1.79%	3.77%
Allowance for Loan Losses/Total Loans	1.54%	1.63%	1.83%	2.13%	2.53%
Allowance for Loan Losses/Non-performing Loans	622.30%	364.68%	137.90%	119.01%	67.09%
[1] Per share computations give retroactive effect to stock dividends declared in each of 2016, 2017, and 2018
[2] Capital ratios for Parke Bank

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

These forward‑looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions, which are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward‑looking statements: the strength of the United States economy in general and the strength of the local economies in which Parke Bank (the “Bank”) conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rates, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Bank and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); the effect of any change in federal government enforcement of federal laws affecting the medical-use cannabis industry; technological changes; changes in consumer spending and saving habits; and the success of the Bank at managing the risks resulting from these factors. The Company cautions that the listed factors are not exclusive.

Overview

We are a bank holding company and are headquartered in Washington Township, New Jersey. Through the Bank, we provide personal and business financial services to individuals and small to mid-sized businesses in New Jersey and Pennsylvania. The Bank has branches in Galloway Township, Northfield, Washington Township, Collingswood, New Jersey and Philadelphia, Pennsylvania. The vast majority of our revenue and income is currently generated through the Bank.

We manage our Company for the long term. We are focused on the fundamentals of growing customers, loans, deposits and revenue and improving profitability, while investing for the future and managing risk, expenses and capital. We continue to invest in our products, markets and brand, and embrace our commitments to our customers, shareholders, employees and the communities where we do business. Our approach is concentrated on organically growing and deepening client relationships across our businesses that meet our risk/return measures.

We focus on small to mid - sized business and retail customers and offer a range of loan products, deposits services, and other financial products through our retail branches and other channels. The Company's results of operations are dependent primarily on its net interest income, which is the difference between the interest income earned on its interest earning-assets and the interest expense paid on its interest-bearing liabilities. In our operations, we have three major lines of lending: residential real estate mortgage, commercial real estate mortgage, and construction lending. Our interest income is primarily generated from our lending and investment activities. Our deposit products include checking, savings, money market accounts, and certificates of deposit. The majority of our deposit accounts are obtained through our retail banking business, which provides us with low cost funding to grow our lending efforts. The Company also generates income from loan and deposit fees and other non-interest related activities. The Company's non-interest expense primarily consists of employee compensation, administration, and other operating expenses.

Our business operations are subject to risks and uncertainties that could material affect our operating results. While economic growth has continued and the macroeconomic environment remains positive, there continue to be various economic, political and other risks and uncertainties that could impact the Company’s businesses and future results, particularly changes in the U.S. economic condition, market interest rates, the Federal Reserve monetary policy, and other government policies and actions of regulatory agencies.

As of December 31, 2018, we had total assets of $1.47 billion, and total equity of $155.0 million. Net income available to common shareholders for 2018 was $24.4 million. We continue to be in a strong position to deliver attractive growth and returns. In 2018, the Company delivered 97.7% growth in earnings per basic common share and increased the return on average common equity to nearly 91.4% over previous year.

Results of Operations

Net Income

We recorded net income available to common shareholders of $24.4 million or $2.53 per basic common share and $2.28 per diluted common share, for the year ended December 31, 2018 compared to $10.8 million, or $1.28 per basic common share and $1.13 per diluted common share for the year ended December 31, 2017, an increase of $13.6 million or 126.8%. Results for 2017 were impacted by the enactment of the Tax Cuts and Jobs Act (the "Tax Reform Act") in December 2017, which required us to re-measure our deferred tax asset, resulting in a tax charge of $3.2 million in the quarter ended December 31, 2017.

Net Interest Income

Net interest income increased $7.7 million, or 19.1%, to $48.1 million for the year ended 2018 compared to $40.4 million for the year ended 2017. The increase in net interest income was primarily due to loan portfolio growth and higher yields on loans, partially offset by higher interest expense related to deposit growth and higher deposit rates. Interest income for 2018 increased to $61.9 million, an increase of $13.2 million, or 27.1%, from $48.7 million for 2017. Interest expense increased to $13.8 million for 2018, from $8.3 million for 2017.

Interest income increases were primarily driven by:

•	growth in our residential real estate, non-owner occupied, and construction loan portfolios; and

•	higher yields as a result of higher interest rates.
These drivers were partially offset by higher interest expense due to the net effect of higher interest rates, as well as growth and mix changes in our interest-bearing liabilities.

Comparative Average Balances, Yields and Rates

The following table presents the average daily balances of assets, liabilities and equity and the respective interest earned or paid on interest-earning assets and interest-bearing liabilities, as well as average annualized rates, for the year ended 2018 and 2017. Interest rate spread is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Net interest margin is net interest income divided by average earning assets. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances and have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	For the Years Ended December 31,
	2018			2017
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(Dollars in thousands except Yield/ Cost data)
Assets
Loans	$1,110,915	$59,139	5.32%	$923,271	$46,847	5.07%
Investment securities	42,521	1,342	3.16%	49,675	1,429	2.88%
Federal funds sold and cash equivalents	73,106	1,383	1.89%	35,274	379	1.07%
Total interest-earning assets	1,226,542	$61,864	5.04%	1,008,220	$48,655	4.83%
Non-interest earning assets	57,919			62,276
Allowance for loan losses	(17,583)			(16,052)
Total assets	$1,266,878			$1,054,444
Liabilities and Equity
Interest bearing deposits
NOWs	$52,596	$267	0.51%	$42,582	$209	0.49%
Money markets	176,359	2,894	1.64%	138,084	1,071	0.78%
Savings	154,229	818	0.53%	180,908	960	0.53%
Time deposits	314,609	4,977	1.58%	288,617	3,373	1.17%
Brokered certificates of deposit	100,244	2,115	2.11%	74,357	865	1.16%
Total interest-bearing deposits	798,037	11,071	1.39%	724,548	6,478	0.89%
Borrowings	119,286	2,700	2.26%	105,108	1,802	1.71%
Total interest-bearing liabilities	917,323	$13,771	1.50%	829,656	$8,280	1.00%
Non-interest bearing deposits	196,068			84,758
Other liabilities	7,897			6,358
Total liabilities	1,121,288			920,772
Equity	145,590			133,672
Total liabilities and equity	$1,266,878			$1,054,444
Net interest income		$48,093			$40,375
Interest rate spread			3.54%			3.83%
Net interest margin			3.92%			4.00%

Net interest income and the net interest margin in any one period can be significantly affected by a variety of factors including the mix and overall size of our earning assets portfolio and the cost of funding those assets. We expect net interest income and our net interest margin to fluctuate based on changes in interest rates and changes in the amount and composition of our interest-earning assets and interest-bearing liabilities.
Rate/Volume Analysis

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

	Years ended December 31,
	2018 vs 2017
	Variance due to change in
	Average Volume	Average Rate	Net Increase/ (Decrease)
	(Dollars in thousands)
Interest Income:
Loans (net of deferred costs/fees)	$9,898	$2,394	$12,292
Investment securities	(218)	131	(87)
Federal funds sold	587	417	1,004
Total interest income	10,267	2,942	13,209
Interest Expense:
Deposits	713	3,880	4,593
Borrowed funds	266	632	898
Total interest expense	979	4,512	5,491
Net interest income	$9,288	$(1,570)	$7,718

Provision for loan and lease losses

Our provision for loan and lease losses in each period is driven by net charge-offs, changes to the allowance for loan and lease losses. We recorded a provision for loan and lease losses of $1.8 million and $2.5 million in 2018 and 2017, respectively. The provision for loan and lease losses as a percentage of interest income was 2.91% and 5.14% in 2018 and 2017, respectively.
Our provision for loan and lease losses decreased by $700,000 in 2018 compared to 2017 primarily due to improved loan credit quality. For more information about our provision and allowance for loan and lease losses and our loss experience, see “Risk Management and Asset Quality-Allowance for Loan and Lease Losses” and NOTE 4. Loans and Allowance for Loan and Lease Losses in the Consolidated Financial Statements.

Non-interest Income

The table below displays the components of non-interest income for 2018 and 2017.

	2018	2017
	(Dollars in thousands)
Gain on sale of SBA loans	$378	477
Other Loan fees	1,121	654
Bank owned life insurance income	613	652
Service fees on deposit accounts	1,482	416
Gain (loss) on sale and valuation adjustments of OREO	(690)	(1,421)
Other	513	867
Total non-interest income	$3,417	$1,645

Non-interest income increased by $1.8 million to $3.4 million in 2018 compared to 2017 primarily due to:

•	an increase in fee income related to the commercial deposit accounts;

•	an increase in loan fees; and

•	a decrease in losses related to the sale of other real estate owned (OREO)
The fee income for the year ended December 31, 2018 from the commercial deposit accounts of depositors who do business in the medical-use cannabis industry totaled $613,000 and is included in service fees on deposit accounts, in the accompanying consolidated statements of income. We did not record deposit fee income from customers in the medical-use cannabis industry during the year ended December 31, 2017. Please refer to Note 14. Commitments and Contingencies in the Notes to the Consolidated Financial Statements for our banking services to customers who do business in the medical-use cannabis industry.

Non-Interest Expense

The following table displays the components of non-interest expense for 2018 and 2017.

	2018	2017
	(Dollars in thousands)
Compensation and benefits	$8,251	$7,362
Professional services	1,419	1,573
Occupancy and equipment	1,675	1,443
Data processing	835	736
FDIC insurance	420	296
OREO expense	611	625
Other operating expense	3,084	3,258
Total non-interest expense	$16,295	$15,293

Non-interest expense increased $1.0 million to $16.3 million for 2018, from $15.3 million for 2017 primarily due to

•	Increase in occupancy expense; and

•	Increase in compensation and benefits.
These increase were partially offset by decrease in expense of professional services expense. The increase in noninterest expense was primarily due to the growth of the business. The less-than-proportional increase in noninterest expense for the year 2018 when compared with the increases in interest income in 2018 reflected an increase in the operating efficiency of the Company.

Income Tax

Income tax expense was $8.4 million on income before taxes of $33.4 million for 2018, resulting in an effective tax rate of 25.1%, compared to income tax expense of $12.4 million on income before taxes of $24.2 million for 2017, resulting in an effective tax rate of 51.1%. Income tax expense decreased $4.0 million primarily due to the combined effects of increased income for the year and the impact of the Tax Reform Act in December of 2017. The Tax Reform Act reduced the corporate statutory tax rate from 35% to 20%. As a result of this reduction, the Company revalued its deferred tax asset in December 2017 which resulted in a charge-off of a portion of the asset in 2017 which was recorded as part of income tax expense in that period.

Financial Condition

General
At December 31, 2018, the Company’s total assets were $1.47 billion, an increase of $329.9 million or 29.0%, from December 31, 2017. The increase in total assets was primarily attributable to increase in loans and cash and cash equivalents. Total loans outstanding increased $228.3 million, primarily due to the increase in the one-to-four-family residential loan portfolio, which increased $129.1 million to $545.4 million at December 31, 2018 from $416.3 million at December 31, 2017. Cash and cash equivalents increased $112.4 million from December 31, 2017 to $154.5 million at December 31, 2018.

Total liabilities were $1.31 billion at December 31, 2018. This represented a $309.7 million, or 30.9%, increase from $1.00 billion at December 31, 2017. The increase in total liabilities was primarily due to an increase in total deposits, which increased $317.5 million, or 36.6%, to $1.18 billion at December 31, 2018, from $866.4 million at December 31, 2017.
Total equity was $155.0 million and $134.8 million at December 31, 2018 and December 31, 2017, respectively, for an increase of $20.2 million from December 31, 2017.

The following table presents certain key condensed balance sheet data as of December 31, 2018 and December 31, 2017:

	December 31, 2018	December 31, 2017
	(Dollars in thousands)
Cash and cash equivalents	$154,471	$42,113
Investment securities	32,391	40,259
Loans held for sale	419	1,541
Loans, net of unearned income	1,241,157	1,011,717
Allowance for loan losses	19,075	16,533
Total assets	1,467,398	1,137,452
Total deposits	1,183,873	866,383
FHLBNY borrowings	104,650	114,650
Subordinated debt	13,403	13,403
Total liabilities	1,312,402	1,002,672
Total equity	154,996	134,780
Total liabilities and equity	1,467,398	1,137,452
Cash and cash equivalents

Cash and cash equivalents increased $112.4 million to $154.5 million at December 31, 2018 from $42.1 million at December 31, 2017, an increase of 266.8%. The increase was primarily due to the cash received from the increase in deposits.

Investment securities

Total investment securities decreased to $32.4 million at December 31, 2018, from $40.3 million at December 31, 2017, a decrease of $7.9 million or 19.5%. The decrease was due to the normal pay downs of mortgage-backed securities and $1.7 million in calls of securities from the municipal and corporate security categories. The following table presents a summary of our investment securities portfolio at December 31, 2018, 2017, and 2016.

	At December 31,
	2018	2017	2016
	(Dollars in thousands)
Securities Held to Maturity:
State and political subdivisions	$1,113	$2,268	$2,224
Securities Available for Sale:
Corporate debt obligations	500	1,033	1,011
Residential mortgage-backed securities	30,721	36,863	43,240
Collateralized mortgage obligations	57	95	166
Collateralized debt obligations	—	—	437
Total securities available for sale	31,278	37,991	44,854
Total	$32,391	$40,259	$47,078

The following table sets forth information regarding the scheduled maturities, amortized costs, estimated fair values, and weighted average yields of the Bank’s investment securities portfolio at December 31, 2018, by contractual maturity. The following table does not take into consideration the effects of scheduled repayments or the effects of possible prepayments. The yield information does not give effect to changes in fair value that are reflected as a component of stockholder's equity.

	At December 31, 2018
	One to Five Years		After Five to Ten Years		More Than Ten Years		Total Investment Securities
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Fair Value
	(Amounts in thousands, except yields)
Securities Held to Maturity:
State and political subdivisions	$—	—%	$1,113	4.76%	$—	—%	$1,113	4.76%	$1,292

Securities Available for Sale:
Corporate debt obligations	$—	—	$500	4.75	$—	—	500	4.75	$500
Residential mortgage-backed securities	274	0.47	13,856	2.31	17,423	2.58	31,553	2.44	30,721
Collateralized mortgage obligations	—	—	—	—	56	4.61	56	4.61	57
Total securities available for sale	274	0.47	14,356	2.38	17,479	2.59	32,109	2.48	31,278
Total	$274	0.47%	$15,469	2.54%	$17,479	2.59%	$33,222	2.54%	$32,570

For additional information of our investment portfolio, see NOTE 3 - Investment Securities to the Consolidated Financial Statements.

Loans

Our lending relationships are primarily with small to mid-sized businesses and individual consumers residing in and around Southern New Jersey and Philadelphia, Pennsylvania. We focus our lending efforts primarily in three lending areas: residential mortgage loans, commercial mortgage loans, and construction loans.
We originate residential mortgage loans with adjustable and fixed-rates that are secured by1- 4 family and multifamily residential properties. These loans are generally underwritten under terms, conditions and documentation acceptable to the secondary mortgage market. A substantial majority of such loans can be sold in the secondary market or pledged for potential borrowings.
We originate commercial real estate loans that are secured by commercial real estate properties that are owner and non-owner occupied real estate properties. These loans are typically larger in dollar size and are primarily secured by office buildings, retail buildings, warehouses and general purpose business space. The commercial mortgages loans generally have maturities of twenty years, but re-price within five years.
The construction loans we originate provide real estate acquisition development and construction funds to individuals and real estate developers. The loans are secured by the properties under development. The construction loan funds are disbursed periodically at pre-specified stages of completion.
We also originate commercial and industrial loans, which provide liquidity to businesses in the form of lines of credit and may be secured by accounts receivable, inventory, equipment or other assets. In addition, we have a small consumer loan portfolio providing funds to individual borrowers.

At December 31, 2018, the total loan portfolio increased to $1.24 billion compared to $1.01 billion at December 31, 2017.

Loans held for sale (HFS): Loans held for sale are comprised of SBA loans originated for sale. Loans held for sale totaled $0.4 million at December 31, 2018 and $1.5 million at December 31, 2017.

Loans receivable: Loans receivable increased to $1.24 billion at December 31, 2018 from $1.01 billion at December 31, 2017. The increase was largely driven by the growth of the residential 1 - 4 family mortgage loan portfolio. Loans receivable, excluding loans held for sale, as of December 31, 2018, 2017, 2016, 2015, and 2014 consisted of the following:

	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014
	Amount	Amount	Amount	Amount	Amount
	(Dollars in thousands)
Commercial and Industrial	$34,640	$38,972	$26,774	$27,140	$30,092
Construction	139,877	95,625	67,294	52,995	53,780
Real Estate Mortgage:
Commercial – Owner Occupied	135,617	126,250	123,898	172,040	176,649
Commercial – Non-owner Occupied	321,580	270,472	268,123	256,471	237,918
Residential – 1 to 4 Family	545,391	416,317	309,340	213,266	171,894
Residential – Multifamily	49,628	47,832	39,804	18,113	25,173
Consumer	14,424	16,249	16,720	18,476	17,555
Total Loans	$1,241,157	$1,011,717	$851,953	$758,501	$713,061
Amounts presented include adjustments for related unamortized deferred costs and fees.

Maturities and sensitivity of loans to changes in interest rate: The following table sets forth contractual maturities of selected categories of loans and the contractual distribution of loans in those categories to changes in interest rates at December 31, 2018.

	Due within one year	Due after one through five years	Due after five years	Total
	(Dollars in thousands)
Commercial and Industrial	$8,413	$12,768	$13,459	$34,640
Construction	60,825	42,926	36,126	139,877
Commercial Real Estate Mortgage:
Commercial - Owner Occupied	11,156	31,698	92,763	135,617
Commercial - Non-Owner Occupied	22,634	93,032	205,914	321,580
Total	$103,028	$180,424	$348,262	$631,714

Loans at fixed interest rates	$24,100	$30,051	$13,728	$67,879
Loans at floating/variable interest rates	78,928	150,373	334,534	563,835
Total	$103,028	$180,424	$348,262	$631,714

Deposits

We offer individuals and businesses a wide variety of accounts, including checking, savings, money market accounts, individual retirement accounts and certificates of deposit. Deposits are obtained primarily from communities that the Bank serves. At December 31, 2018, the Bank’s total deposits increased to $1.18 billion from $866.4 million at December 31, 2017, an increase of $317.5 million, or 36.6%. The increase in deposits was primarily related to the increase in non-interest bearing deposits, money market deposits, and time deposits.

	December 31
	2018	2017
	(Dollars in thousands)
Noninterest-bearing	$360,329	$124,356
Interest-bearing
Checking	52,721	51,629
Savings	131,127	173,226
Money market	208,335	149,311
Time deposits	431,361	367,861
Total deposits	$1,183,873	$866,383

The following tables detail the average amount, the average rate paid, and the percentage of each category to total deposits for the most recent three years ended December 31, 2018, 2017, and 2016.

	2018
	Average Balance	Yield/Rate	Percent of Total
	(Dollars in thousands, except percentages)
NOWs	$52,596	0.51%	5.29%
Money markets	176,359	1.64%	17.75
Savings	154,229	0.53%	15.51
Time deposits	314,609	1.58%	31.65
Brokered CDs	100,244	2.11%	10.08
Total interest-bearing deposits	798,037	1.39%
Non-interest bearing demand deposits	196,068		19.72
Total deposits	$994,105		100.00%

	2017
	Average Balance	Yield/Rate	Percent of Total
	(Dollars in thousands, except percentages)
NOWs	$42,582	0.49%	5.26%
Money markets	138,084	0.78%	17.06
Savings	180,908	0.53%	22.36
Time deposits	288,617	1.17%	35.66
Brokered CDs	74,357	1.16%	9.19
Total interest-bearing deposits	724,548	0.89%
Non-interest bearing demand deposits	84,758		10.47
Total deposits	$809,306		100.00%

11

	2016
	Average Balance	Yield/Rate	Percent of Total
	(Dollars in thousands, except percentages)
NOWs	$32,499	0.50%	4.49%
Money markets	123,017	0.51%	17.01
Savings	175,163	0.53%	24.22
Time deposits	284,018	1.17%	39.28
Brokered CDs	45,961	0.83%	6.36
Total interest-bearing deposits	660,658	0.82%
Non-interest bearing demand deposits	62,483		8.64
Total deposits	$723,141		100.00%

The following table indicates the amount of the Company’s certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2018.

Maturity Period	Certificates of Deposit
(Dollars in thousands)
Within three months	$49,118
Three through twelve months	205,049
Over twelve months	27,614
Total	$281,781

Borrowings

Borrowings consist of subordinated debt and advances from the FHLB and other parties. At December 31, 2018, we had $104.7 million in FHLB advances. The advances are secured by qualifying loans and other qualified assets with the FHLB. As a member of the FHLB, we are required to purchase and hold shares of capital stock in the FHLB in an amount at least equal to 0.10% of our member asset value plus 4.00% of advances outstanding. As of December 31, 2018, our FHLB stock investment totaled $5.8 million. At December 31, 2018, we also have $13.4 million trust preferred debentures outstanding. Interest rates of these trust preferred securities are reset quarterly at base rate plus three-month LIBOR. The interest rates on $10.3 million and $3.1 million of the trust preferred debentures were 4.31% and 4.29%, respectively, at December 31, 2018. Total borrowings decreased $10.0 million to $118.1 million at December 31, 2018 from $128.1 million at December 31, 2017.

The following tables set forth information regarding our FHLB advances:

	December 31,
	2018	2017
	(Dollars in thousands, except rates)
Amount outstanding at year end	$104,650	$114,650
Weighted average interest rates at year end	2.67%	1.76%
Maximum outstanding at any month end	$134,650	$114,650
Average outstanding for the years	$105,883	$91,705
Weighted average interest rate during the year	2.00%	1.53%

For more information on the Company's borrowings, refer to the Note 7. Borrowings in the Notes to Consolidated Financial Statements.
Equity

Total shareholders’ equity increased to $153.6 million at December 31, 2018 from $134.8 million at December 31, 2017, an increase of $18.8 million or 13.9%. Total equity increase to $155.0 million at December 31, 2018 from $134.8 million at December 31, 2017. The increases in total shareholders' equity and total equity were primarily due to the retention of earnings from the period.

Risk Management and Asset Quality
In the normal course of business the Company is exposed to a variety of operational, reputational, legal, regulatory, market, liquidity, and credit risks that could adversely affect our financial performance and financial position. Sound risk management enables us to serve our customers and deliver for our shareholders.
Our asset risk is primarily tied to credit risk. We define credit risk as the risk of loss associated with a borrower or counterparty default. Credit risk exists with many of our assets and exposures including loans, deposit overdrafts, and assets held-for-sale. The discussion below focuses on our loan portfolios, which represent the largest component of assets on our balance sheet for which we have credit risk.
We manage our credit risk by establishing what we believe are sound credit policies for underwriting new loans, while monitoring and reviewing the performance of our existing loan portfolios. We employ various credit risk management and monitoring activities to mitigate risks associated with loans we hold or originate. In making credit decisions, we consider loan concentrations and related credit quality, economic and market conditions, regulatory mandates, and changes in interest rates.
A key to our credit risk management is adherence to a well-controlled underwriting process. When we originate a loan, we assess the borrower’s ability to meet the loan’s terms and conditions based on the risk profile of the borrower, repayment sources, the nature of underlying collateral, and other support given current events, conditions and expectations. We actively monitor and review our loan portfolio throughout a borrower’s credit cycle. A borrower’s ability to repay can be adversely affected by economic and personal financial changes as well as other factors. Likewise, changes in market conditions and other external factors can affect collateral valuations. We adjust our financial assessments to reflect changes in the financial condition, cash flow, risk profile or outlook of a borrower.
We have established credit monitoring and tracking systems and closely monitor economic conditions and loan performance trends to manage and evaluate our exposure to credit risk. The system supplements the credit review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit risk, loan delinquencies, TDRs, nonperforming loans and potential problems loans.
The Company also maintains an outsourced independent loan review program that reviews and validates the credit risk assessment program on a periodic basis. Results of these external independent reviews are presented to management. The external independent loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit risk management personnel.
Although credit policies are designed to minimize risk, management recognizes that loan losses will occur and the amount of these losses will fluctuate depending on the risk characteristics of the loan portfolio as well as general and regional economic conditions.
Allowance for Loan and Lease Losses:

We maintain the allowance for loan and lease losses at levels that we believe to be appropriate to absorb estimated probable credit losses incurred in the portfolios as of the balance sheet date. Refer to the Note 1.  Description of Business and Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements for further discussion of management's methodology for estimating the allowance for loan losses.
For the year ended December 31, 2018, our loan portfolios continued to show strong credit quality. The loss levels of our loan portfolios remained near historically low levels and reflected our long-term risk focus. At December 31, 2018, the allowance for loan losses was $19.1 million, as compared to $16.5 million at December 31, 2017. The ratio of the allowances for loan losses to total loans was 1.54% and 1.63% at December 31, 2018 and December 31, 2017, respectively. The provision for loan losses amounted to $1.8 million for 2018, compared to $2.5 million for 2017. During the year ended December 31, 2018, the Company charged off $223,000 in loans, and recovered $965,000, compared to $2.0 million in loans charged off in the year ended December 31, 2017, and $494,000 in recoveries.

The following table sets forth the Company's allowance for loan losses by loan category at the date indicated and related percentage of the loans in the portfolio.

	December 31, 2018		December 31, 2017		December 31, 2016		December 31, 2015		December 31, 2014
	Amount	% Loans to total Loans	Amount	% of Loans to total Loans	Amount	% of Loans to total Loans	Amount	% of Loans to total Loans	Amount	% of Loans to total Loans
	(Dollars in thousands)
Commercial and Industrial	$718	2.8%	$684	4.0%	$1,188	3.1%	$952	3.6%	$1,679	4.2%
Construction	1,694	11.3	2,068	9.4	2,764	7.9	2,748	7.0	3,331	7.5
Real Estate Mortgage:
Commercial – Owner Occupied	2,062	10.9	2,017	12.5	2,082	14.5	3,267	22.7	3,296	24.8
Commercial – Non-owner Occupied	5,853	25.9	4,630	26.7	3,889	31.5	3,838	33.8	4,962	33.4
Residential – 1 to 4 Family	7,917	43.9	6,277	41.1	4,916	36.3	4,802	28.1	4,156	24.1
Residential – Multifamily	621	4.0	627	4.7	505	4.7	254	2.4	357	3.5
Consumer	210	1.2	230	1.6	236	2.0	275	2.4	262	2.5
Total Loans	$19,075	100.0%	$16,533	100.0%	$15,580	100.0%	$16,136	100.0%	$18,043	100.0%

Impaired loans and Nonperforming Assets:
A loan is considered impaired when, based on the current information and events, it is probable that the Company will be unable to collect the payments of principal and interest as of the date such payments are due. Loans that are 30 days or more past due in terms of principal and interest payments are considered delinquent. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when a loan is 90 days past due, unless the loan is well secured and in the process of collection, as required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Impaired loans include nonperforming loans and TDRs, regardless of nonperforming status. At December 31, 2018, we had $21.9 million of loans deemed impaired compared to $25.5 million at December 31, 2017. Delinquent loans totaled $3.4 million, or 0.25% of total loans at December 31, 2018, a decrease of $1.6 million from December 31, 2017. At December 31, 2018, loans 30 to 89 days delinquent totaled $297,000, a decrease of $147,000 from December 31, 2017. Loans delinquent 90 days or more and not accruing interest totaled $3.1 million or 0.25% of total loans at December 31, 2018, a decrease of $1.5 million from $4.5 million or 0.45% of total loans at December 31, 2017. The two largest nonperforming loan relationships as of December 31, 2018 were a $1.4 million construction loan and a $427,000 residential one-to-four-family loan.

The table below presents an age analysis of past due loans by loan class and the percentage of the nonperforming loans to total loans at December 31, 2018:

December 31, 2018	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing (NPL)	Greater than 90 Days and Accruing	Current	Total Loans	NPL to Loan Type %
	(Dollars in thousands except ratios)
Commercial and Industrial	$—	$—	$14	$—	$34,626	$34,640	0.04%
Construction	—	—	1,365	—	138,512	139,877	0.98%
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	—	—	135,617	135,617	—%
Commercial – Non-owner Occupied	—	—	—	—	321,580	321,580	—%
Residential – 1 to 4 Family	81	154	1,686	—	543,470	545,391	0.31%
Residential – Multifamily	—	—	—	—	49,628	49,628	—%
Consumer	62	—	—	—	14,362	14,424	—%
Total Loans	$143	$154	$3,065	$—	$1,237,795	$1,241,157	0.25%
Troubled Debt Restructurings (TDRs)
We did not have any nonperforming TDR at December 31, 2018. There were no new loans modified as a TDR and no additional commitments to lend additional funds to debtors whose loans have been modified in TDRs for the year ended December 31, 2018 and the year ended December 31, 2017, respectively. Non-performing TDRs were $277,000 at December 31, 2017. We reported performing TDR loans (not reported as non-accrual loans) of $18.8 million and $20.9 million, respectively, at December 31, 2018 and December 31, 2017. Refer to the Note 1.  Description of Business and Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements for further discussion on management's methodology for TDR policy.
Other Real Estate Owned(OREO)

OREO at December 31, 2018 was $5.1 million, compared to $7.2 million at December 31, 2017, a decreased of $2.1 million. Refer to the Note 5. OREO in the Notes to Consolidated Financial Statements for detailed information regarding OREO.

At December 31, 2018, the Company had $8.2 million in nonperforming assets, which includes $3.1 million of nonperforming loans and $5.1 million of OREO, or 0.56% of total assets, a decrease from $11.8 million, or 1.04% of total assets at December 31, 2017. Specific allowances for loan losses on impaired loans have been established in the amount of $610,000 at December 31, 2018, as compared to $458,000 on impaired loans at December 31, 2017. The ratio of the allowance for loan losses to non-performing assets increased to 622.3% at December 31, 2018, compared to 364.7% at December 31, 2017.

Liquidity and Capital Resources
Liquidity is a measure of our ability to generate cash to support asset growth, meet deposit withdrawals, satisfy other contractual obligations, and otherwise operate on an ongoing basis. At December 31, 2018, our cash position was $154.5 million. We invest cash that is in excess of our immediate operating needs primarily in our interest-bearing account at the Federal Reserve.
Our primary source of funding has been deposits. Funds from other operations, financing arrangements, investment securities available-for-sale also provide significant sources of funding. The Company seeks to rely primarily on core deposits from customers to provide stable and cost-effective sources of funding to support loan growth. We focus on customer service which we believe has resulted in a history of customer loyalty. Stability, low cost and customer loyalty comprise key characteristics of core deposits.

We also use brokered deposits as a funding source, which is more volatile than core deposits. The Bank also joined Promontory Inter Financial Network to secure an additional alternative funding source. Promontory provides the Bank an additional source of external funds through their weekly CDARS® settlement process. The rates are comparable to brokered deposits and can be obtained within a shorter period time than brokered deposits. While deposit accounts comprise the vast majority of our funding needs, we maintain secured borrowing lines with the FHLBNY. As of December 31, 2018, the Company had lines of credit with the FHLBNY of $305.7 million, of which $104.7 million was outstanding, and an additional $40 million was used for a letter of credit at December 31, 2018.

Our investment portfolio primarily consists of mortgage-backed available for sale securities issued by US government agency and government sponsored entities. These available for sale securities are readily marketable and are available to meet our additional liquidity needs. At December 31, 2018, the Company's investment securities portfolio classified as available for sale was $31.3 million.

We had outstanding loan commitments of $150.6 million at December 31, 2018. Our loan commitments are normally originated with the full amount of collateral. Such commitments have historically been drawn at only a fraction of the total commitment. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.The funding requirements for such commitments occur on a measured basis over time and would be funded by normal deposit growth.

The following is a discussion of our cash flows for the years ended December 31, 2018 and 2017.

Operating cash flows were $28.9 million for the year ended December 31, 2018, compared to $19.0 million for the same period in the prior year. The increase in operating cash flow was primarily due to higher interest income and other cash inflow in the current year, principally reflecting increased income from loans, increased cash proceeds from the sale of SBA loans and a decrease in use of cash for the origination of SBA loans for sale, and partially offset by an increase in tax paid during the year.
Cash used for investing was $219.9 million for the year ended December 31, 2018, compared to $156.0 million in the prior year period. The cash used in the investing activities was primarily due to the cash outflow required for net loan growth during the period.
Cash from financing was $303.3 million for the year ended December 31, 2018, compared to cash from financing $108.4 million in the same period of last year. The increase in financing cash flow was primarily due to a $239.8 million increase in deposits, and partially offset by $10 million repayments in 2018 for FHLB advances compared to $35 million in additional FHLB advances in 2017.
Capital Adequacy
We utilize a comprehensive process for assessing the Company’s overall capital adequacy. We actively review our capital strategies in light of current and anticipated business risks, future growth opportunities, industry standards, and compliance with regulatory requirements. The assessment of overall capital adequacy depends on a variety of factors, including asset quality, liquidity, earnings stability, competitive forces, economic conditions, and strength of management. Our objective is to maintain capital at an amount commensurate with our risk profile and risk tolerance objectives, and to meet both regulatory and market expectations. We primarily manage our capital through the retention of earnings. We also use other meanings to manage our capital. Total shareholder's equity increased $20.2 million from December 31, 2017, predominantly from the Company’s net income of $24.8 million from the period, net of common and preferred stock dividends of $5.7 million.
Banks and bank holding companies are subject to various regulatory capital requirements administered by federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the Company must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items, as calculated under the regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Failure to meet minimum capital requirements can result in regulatory actions.
Under the current capital rules, the Company and the Bank elected to exclude the effects of certain Accumulated Other Comprehensive Income (“AOCI”) items from its regulatory capital calculation. At December 31, 2018, the Bank and the Company were both considered “well capitalized.”
The following table presents the regulatory capital and ratios of the Company and the Bank at December 31, 2018:

	Amount	Ratio	Amount	Ratio
	(Dollars in thousands except ratios)
	Company		Parke Bank
Total risk-based capital	$182,316	16.73%	$181,760	16.69%
Tier 1 risk-based capital	$168,629	15.48%	$168,078	15.43%
Tier 1 leverage	$168,629	12.15%	$168,078	12.10%
Tier 1 common equity	$153,020	14.04%	$166,639	15.30%

Interest Rate Sensitivity

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

Rate Sensitivity Analysis. The interest rate sensitivity position as of December 31, 2018, is presented in the following table. Assets and liabilities are scheduled based on maturity or re-pricing data except for mortgage loans and mortgage-backed securities, which are based on prevailing prepayment assumptions and expected maturities and deposits which are based on recent retention experience of core deposits. The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. As of December 31, 2018, our interest sensitive assets exceeded interest sensitive liabilities within a one-year period by $39.6 million million, or 2.7%, of total assets.

	As of December 31, 2018
	3 Months or Less	Over 3 Months Through 12 Months	Over 1 Year Through 3 Years	Over 3 Years Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Interest-earning assets:
Loans (1)	$273,690	$138,737	$365,304	$392,686	$67,780	$1,238,197
Investment securities	1,311	3,194	9,235	8,025	10,626	32,391
Federal funds sold and cash equivalents	147,818	—	—	—	—	147,818
Total interest-earning assets	$422,819	$141,931	$374,539	$400,711	$78,406	$1,418,406
Interest-bearing liabilities:
NOW, Saving and Money market deposits	22,254	66,762	178,442	112,099	12,627	392,184
Retail time deposits	41,785	233,326	55,291	8,550	15	338,967
Brokered time deposits	28,333	64,061	—	—	—	92,394
Borrowed funds	32,500	36,150	36,000	—	—	104,650
Total interest-bearing liabilities	$124,872	$400,299	$269,733	$120,649	$12,642	$928,195
Interest rate sensitive gap	$297,947	$(258,368)	$104,806	$280,062	$65,764	$490,211
Cumulative interest rate gap	$297,947	$39,579	$144,385	$424,447	$490,211	$—
Ratio of rate-sensitive assets to rate-sensitive liabilities	338.60%	35.46%	138.86%	332.13%	620.20%	152.81%
Cumulative interest sensitivity gap to total assets	20.30%	2.70%	9.84%	28.93%	33.41%	—
(1) Loan balances exclude nonaccruing loans, deferred fees and costs

Off-Balance Sheet Arrangements and Contractual Obligations

In the ordinary course of business, we engage in financial transactions that are not recorded on the balance sheet, or may be recorded on the balance sheet in amounts that are different from the full contract or notional amount of the transaction. Our off-balance sheet arrangements include commitments to extend credit, standby letters of credit and other commitments. These transactions are primarily designed to meet the financial needs of our customers.
We enter into commitments to lend funds to customers, which are usually at a stated interest rate, if funded, and for specific purposes and time periods. When we make commitments, we are exposed to credit risk. However, the maximum credit risk for these commitments will generally be lower than the contractual amount because a significant portion of these commitments is expected to expire without being used by the customer. In addition, we manage the potential risk in commitments to lend by limiting the total amount of commitments, by monitoring maturity structure of these commitments and by applying the same credit standards for these commitments as for all of our credit activities.
For commitments to lend, we generally require collateral or a guarantee. We may require various types of collateral, including accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. Collateral requirements for each loan or commitment may vary based on the commitment type and our assessment of a customer’s credit risk according to the specific credit underwriting, including credit terms and structure.
Commitments to extend credit, or net unfunded loan commitments, represent arrangements to lend funds or provide liquidity subject to specified contractual conditions. These commitments generally have fixed expiration dates, may require payment of a fee, and contain termination clauses in the event the customer’s credit quality deteriorates. At December 31, 2018 and December 31, 2017, used commitments to extend credit amounted to approximately $180.0 million and $118.7 million, respectively. Commitments to fund fixed-rate loans were immaterial at December 31, 2018. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition of the Company.
Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. At the December 31, 2018 and December 31, 2017, standby letters of credit with customers were $19.3 million and $14.0 million, respectively.

Contractual Obligations

At December 31, 2018, we had contractual obligations primarily relating to commitments to extent credits, deposits, secured and unsecured borrowings, and operating leases. We have adequate resources to fund all unfunded commitments to the extent required and meet all contractual obligations as they come due. Please referred to the Notes 6,7, 8, and 14 of the Notes to the Consolidated Financial Statements for detailed information regarding our contractual obligations.

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

Critical Accounting Policies

The Company’s accounting policies are more fully described in Note 1 - Description of Business and Summary of Significant Accounting Policies in the Consolidated Financial Statements. As disclosed in Note 1, the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. The Company believes that the following discussion addresses the Company’s most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Allowance for Loan and Lease Losses: Our allowances for loan and lease losses represents the management's best estimate of probable losses inherent in our loan portfolio excluding those loans accounted for under fair value. Our process for determining the allowance for loan and lease losses is discussed in Note 1 to the Consolidated Financial Statements.

We maintain the ALLL at levels that we believe to be appropriate to absorb estimated probable credit losses incurred in the loan and lease portfolios as of the balance sheet date. Our determination of the allowances is based on periodic evaluations of the loan and lease portfolios and other relevant factors. These critical estimates include significant use of our own historical data and other qualitative, quantitative data. These evaluations are inherently subjective, as they require material estimates and may be susceptible to significant change. Our allowance for loan and lease losses is comprised of two components. The specific allowance covers impaired loans and is calculated on an individual loan basis. The formula based component covers loans and leases on which there are incurred losses that are not yet individually identifiable. The allowance calculation and determination process is dependent on the use of key assumptions. Key reserve assumptions and estimation processes react to and are influenced by observed changes in loan portfolio performance experience, the financial strength of the borrower, projected industry outlook, and economic conditions.

The process of determining the level of the allowance for loan and lease losses requires a high degree of judgment. To the extent actual outcomes differ from our estimates, additional provision for loan and lease losses may be required that would reduce future earnings.

Fair Value Estimates: The ASC 820 - Fair Value Measurements defines fair value as a market-based measurement and is the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. We classify fair value measurements of financial instruments based on the three-level fair value hierarchy in the accounting standards. We are required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The fair values of assets may include using estimates, assumptions, and judgments. Valuations of assets or liabilities using techniques non quoted market price are sensitive to assumptions used for the significant inputs. Assets and liabilities carried at fair value inherently result in a higher degree of financial statement volatility. Changes in underlying factors, assumptions, or estimates used for estimating fair values could materially impact our future financial condition and results of operations.

The majority of our assets recorded at fair value are included in the securities available for sale portfolio. The fair values of our available for sale securities are provided by independent third-party valuation services. We also have small SBA loans recorded at fair value, which represents the face value of the guaranteed portion of the SBA loans pending settlement. Other real estate owned (OREO) is recorded at fair value on a non-recurring basis and is based on the values of independent third-party full appraisals, less costs to sell (a range of 5% to 10%). Appraisals are updated every 12 months or sooner if we have identified possible further deterioration in value. Refer to Note 15 - Fair Value in the Notes to the Consolidated Financial Statements for further information.
Income Taxes: In the normal course of business, we and our subsidiaries enter into transactions for which the tax treatment is unclear or subject to varying interpretations. We evaluate and assess the relative risks and merits of the tax treatment of transactions, filing positions, filing methods and taxable income calculations after considering statutes, regulations, and other information, and maintain tax accruals consistent with our evaluation of these relative risks and merits. The result of our evaluation and assessment is by its nature an estimate.

When tax returns are filed, it is highly likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that ultimately would be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination. The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Current Expected Credit Losses: In June 2016, the Financial Accounting Standards Board adopted a new accounting standard that will be effective for annual reporting periods beginning after December 15, 2019, including interim periods within those fiscal years, for public business entities. This standard, referred to as Current Expected Credit Loss, or CECL, will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for loan losses. This will change the current method of providing allowances for loan losses that are probable, which would likely require us to increase our allowance for loan losses, and to greatly increase the types of data we would need to collect and review to determine the appropriate level of the allowance for loan losses. See Note 1 of the Notes to Consolidated Financial Statements.

Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprised only of normal recurring accruals) necessary for fair presentation.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Dollars in thousands, except per share amounts)
2018
Interest income	$17,466	$16,013	$14,880	$13,505
Interest expense	4,265	3,737	3,285	2,484
Net interest income	13,201	12,276	11,595	11,021
Provision for loan losses	600	600	200	400
Income before income tax expense	8,937	8,833	8,050	7,595
Income tax expense	2,004	2,615	1,923	1,835
Net income	6,827	6,126	6,111	5,760
Preferred stock dividends	17	22	168	239
Net income available to common shareholders	6,810	6,104	5,943	5,521
Net income per common share:
Basic	$0.65	$0.60	$0.66	$0.62
Diluted	$0.63	$0.56	$0.56	$0.53

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Dollars in thousands, except per share amounts)
2017
Interest income	$12,953	$12,838	$11,769	$11,095
Interest expense	2,325	2,147	1,967	1,841
Net interest income	10,628	10,691	9,802	9,254
Provision for loan losses	500	500	1,000	500
Income before income tax expense	6,340	6,593	5,833	5,461
Income tax expense	5,799	2,435	2,151	2,004
Net income	551	4,161	3,699	3,459
Preferred stock dividends	226	297	297	299
Net income available to common shareholders	325	3,864	3,402	3,160
Net income per common share:
Basic	$0.04	$0.46	$0.41	$0.38
Diluted	$0.04	$0.38	$0.34	$0.31

MARKET PRICES AND DIVIDENDS

The Company's common stock is listed on the Nasdaq Capital Market under the trading symbol of "PKBK". The following table reflects high and low daily closing prices of the common stock during the periods indicated in 2018 and 2017, and cash dividends paid during each quarter. Prices reflect a 10% stock dividend paid in May 2018 and May 2017.

2018	Cash Dividends	High	Low
1st Quarter	$0.12	$21.65	$19.35
2nd Quarter	$0.14	$24.35	$20.30
3rd Quarter	$0.14	$24.20	$22.15
4th Quarter	$0.14	$22.37	$16.79
2017
1st Quarter	$0.10	$19.51	$17.05
2nd Quarter	$0.10	$22.51	$19.11
3rd Quarter	$0.12	$22.68	$18.00
4th Quarter	$0.12	$22.73	$19.70

The number of shareholders of record of common stock as of March 6, 2019, was approximately 263. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 6, 2019, there were 10,750,239 shares of our common stock outstanding.

The Company paid quarterly cash dividends on common stock in 2018 and 2017 totaling $4.7 million and $3.2 million, respectively. The timing and amount of future dividends will be within the discretion of the Board of Directors and will depend on the consolidated earnings, financial condition, liquidity, and capital requirements of the Company and its subsidiaries, applicable governmental regulations and policies, and other factors deemed relevant by the Board.

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

Parke Bancorp, Inc. and Subsidiaries

Consolidated Financial Report
December 31, 2018

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

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on our evaluation under the framework in Internal Control - Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

RSM US LLP, an independent registered public accounting firm that audited the 2018 consolidated financial statements of the Company has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2018. Their report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 is included on page 2 herein under the heading “Report of Independent Registered Public Accounting Firm.”

March 15, 2019

Vito S. Pantilione	John F. Hawkins
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Parke Bancorp, Inc. and Subsidiaries

Opinion on the Internal Control Over Financial Reporting
We have audited Parke Bancorp, Inc. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2018 and 2017, the consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes to the consolidated financial statements of the Company and our report dated March 15, 2019 expressed an unqualified opinion.

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

/s/ RSM US LLP
Blue Bell, Pennsylvania
March 15, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Parke Bancorp, Inc. and Subsidiaries

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Parke Bancorp, Inc. and its subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 15, 2019 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

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

/s/ RSM US LLP
We have served as the Company's auditor since 2000.

Blue Bell, Pennsylvania
March 15, 2019

Parke Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2018 and 2017
(Dollars in thousands except share and per share data)

	December 31,	December 31,
	2018	2017
Assets
Cash and due from financial institutions	$6,653	$14,452
Federal funds sold and cash equivalents	147,818	27,661
Cash and cash equivalents	154,471	42,113
Investment securities available for sale, at fair value	31,278	37,991
Investment securities held to maturity (fair value of $1,292 at December 31, 2018 and $2,468 at December 31, 2017)	1,113	2,268
Total investment securities	32,391	40,259
Loans held for sale	419	1,541
Loans, net of unearned income	1,241,157	1,011,717
Less: Allowance for loan losses	(19,075)	(16,533)
Net loans	1,222,082	995,184
Accrued interest receivable	5,191	4,025
Premises and equipment, net	6,783	7,025
Other real estate owned (OREO)	5,124	7,248
Restricted stock, at cost	5,858	6,172
Bank owned life insurance (BOLI)	25,809	25,196
Deferred tax asset	6,511	6,420
Other assets	2,759	2,269
Total Assets	$1,467,398	$1,137,452
Liabilities and Equity
Liabilities
Deposits
Noninterest-bearing deposits	$360,329	$124,356
Interest-bearing deposits	823,544	742,027
Total deposits	1,183,873	866,383
FHLBNY borrowings	104,650	114,650
Subordinated debentures	13,403	13,403
Accrued interest payable	1,390	719
Other liabilities	9,086	7,517
Total liabilities	1,312,402	1,002,672
Equity
Preferred stock,1,000,000 shares authorized, $1,000 liquidation value Series B non-cumulative convertible; 1,224 shares and 15,971 shares outstanding at December 31, 2018 and 2017, respectively	1,224	15,971
Common stock, $.10 par value; authorized 15,000,000 shares; Issued: 10,953,081 shares at December 31, 2018 and 8,301,497 shares at December 31, 2017	1,095	830
Additional paid-in capital	112,807	81,940
Retained earnings	42,079	39,184
Accumulated other comprehensive loss	(633)	(130)
Treasury stock, 284,522 shares at December 31, 2018 and December 31, 2017, at cost	(3,015)	(3,015)
Total shareholders’ equity	153,557	134,780
Noncontrolling interest in consolidated subsidiaries	1,439	—
Total equity	154,996	134,780
Total liabilities and equity	$1,467,398	$1,137,452
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2018 and 2017
(Dollars in thousands except share and per share data)

	2018	2017
Interest income:
Interest and fees on loans	$59,139	$46,847
Interest and dividends on investments	1,342	1,429
Interest on federal funds sold and cash equivalents	1,383	379
Total interest income	61,864	48,655
Interest expense:
Interest on deposits	11,071	6,478
Interest on borrowings	2,700	1,802
Total interest expense	13,771	8,280
Net interest income	48,093	40,375
Provision for loan losses	1,800	2,500
Net interest income after provision for loan losses	46,293	37,875
Non-interest income
Gain on sale of SBA loans	378	477
Other loan fees	1,121	654
Bank owned life insurance income	613	652
Service fees on deposit accounts	1,482	416
Net loss on sale and valuation adjustments of OREO	(690)	(1,421)
Other	513	867
Total non-interest income	3,417	1,645
Non-interest expense
Compensation and benefits	8,251	7,362
Professional services	1,419	1,573
Occupancy and equipment	1,675	1,443
Data processing	835	736
FDIC insurance and other assessments	420	296
OREO expense	611	625
Other operating expense	3,084	3,258
Total non-interest expense	16,295	15,293
Income before income tax expense	33,415	24,227
Income tax expense	8,377	12,389
Net income attributable to Company and noncontrolling interest	25,038	11,838
Net income (loss) attributable to noncontrolling interest	214	(32)
Net income attributable to Company	24,824	11,870
Preferred stock dividend	(446)	(1,119)
Net income available to common shareholders	$24,378	$10,751
Earnings per common share
Basic	$2.53	$1.28
Diluted	$2.28	$1.13
Weighted average common shares outstanding
Basic	9,629,467	8,423,532
Diluted	10,911,344	10,515,599
All share and per share information has been adjusted for the stock dividend effective on May 18, 2018.
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2018 and 2017

	For the Year ended December 31,
	2018	2017
	(Dollars in thousands)
Net income	$25,038	$11,838
Unrealized gains on investment securities, net of reclassification into income:
Non-credit related unrealized gains on OTTI securities	—	309
Unrealized (losses) gains on non-OTTI securities	(624)	66
Tax impact on unrealized gain (loss)	148	(156)
Reclassification of prior tax effects	(27)	—
Total unrealized (losses) gains on investment securities	(503)	219
Comprehensive income	24,535	12,057
Less: Comprehensive income (loss) attributable to noncontrolling interests	214	(32)
Comprehensive income attributable to the Company	$24,321	$12,089
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Equity
Years Ended December 31, 2018, and 2017
(Dollars in thousands except share data)
	Preferred Stock	Shares of Common Stock issued	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance, December 31, 2016	$20,000	7,147,952	$715	$62,300	$47,483	$(349)	$(3,015)	$127,134	$(44)	$127,090
Capital activity by minority (non-controlling) interest	—	—	—	—	—	—	—	—	76	76
Net income	—	—	—	—	11,870	—	—	11,870	(32)	11,838
Common stock options exercised	—	8,470	—	3,752	—	—	—	3,752	—	3,752
Preferred stock shares conversion	(4,029)	456,229	46	317	—	—	—	(3,666)	—	(3,666)
Other comprehensive income	—	—	—	—	—	219	—	219	—	219
Stock compensation expense	—	—	—	72	—	—	—	72	—	72
Stock dividend	—	688,846	69	15,499	(15,568)	—	—	—	—	—
Dividend on preferred stock	—	—	—	—	(1,119)	—	—	(1,119)	—	(1,119)
Dividend on common stock	—	—	—	—	(3,482)	—	—	(3,482)	—	(3,482)
Balance, December 31, 2017	$15,971	8,301,497	$830	$81,940	$39,184	$(130)	$(3,015)	$134,780	$—	$134,780
Retained earnings adjustment for stranded tax effects	—	—	—	—	27	—	—	27	—	27
Capital activity by non-controlling interest	—	—	—	—	—	—	—	—	1,225	1,225
Net income	—	—	—	—	24,824	—	—	24,824	214	25,038
Common stock options exercised	—	5,539	1	42	—	—	—	43	—	43
Preferred stock shares conversion	(14,747)	1,843,761	184	14,563	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	(503)	—	(503)	—	(503)
Stock compensation expense	—	—	—	109	—	—	—	109	—	109
Stock dividend	—	802,284	80	16,153	(16,237)	—	—	(4)	—	(4)
Dividend on preferred stock	—	—	—	—	(446)	—	—	(446)	—	(446)
Dividend on common stock	—	—	—	—	(5,273)	—	—	(5,273)	—	(5,273)
Balance, December 31, 2018	$1,224	10,953,081	$1,095	$112,807	$42,079	$(633)	$(3,015)	$153,557	$1,439	$154,996
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	2018	2017
Cash Flows from Operating Activities
Net income	$25,038	$11,838
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	380	320
Provision for loan losses	1,800	2,500
Increase in value of bank-owned life insurance	(613)	(652)
Gain on sale of SBA loans	(378)	(477)
SBA loans originated for sale	(4,696)	(5,807)
Proceeds from sale of SBA loans originated for sale	6,196	4,743
Net loss on sale of OREO and valuation adjustments	690	1,422
Net accretion of purchase premiums and discounts on securities	45	65
Stock based compensation	109	72
Deferred income tax	58	4,143
Net changes in:
Increase in accrued interest receivable and other assets	(1,657)	(59)
Increase in accrued interest payable and other accrued liabilities	1,929	888
Net cash provided by operating activities	28,901	18,996
Cash Flows from Investing Activities
Repayments and maturities of investment securities available for sale	5,995	7,129
Repayments and maturities of investment securities held to maturity	1,204	—
Net increase in loans	(230,320)	(161,590)
Purchases of bank premises and equipment	(138)	(2,148)
Proceeds from sale of OREO, net	3,056	2,137
Redemptions (purchases) of restricted stock	314	(1,514)
Net cash used in investing activities	(219,889)	(155,986)
Cash Flows from Financing Activities
Cash dividends	(5,412)	(4,385)
Proceeds from exercise of stock options	43	132
Capital contribution (withdrawal) from non-controlling interest	1,225	(53)
Net (decrease) increase in FHLBNY and short-term borrowings	(10,000)	35,000
Net increase in noninterest-bearing deposits	235,973	31,821
Net increase in interest-bearing deposits	81,517	45,868
Net cash provided by financing activities	303,346	108,383
Increase (Decrease) in cash and cash equivalents	112,358	(28,607)
Cash and Cash Equivalents, January 1,	42,113	70,720
Cash and Cash Equivalents, December 31,	$154,471	$42,113

Supplemental Disclosure of Cash Flow Information:
Interest paid	$13,100	$8,330
Income taxes paid	$8,654	$7,404

Non-cash Investing and Financing Items
Loans transferred to OREO	$1,622	$279
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

Accounting Polices:

The accounting and financial reporting policies of the Company and Subsidiaries conform to accounting principles generally accepted in the United States of America (“GAAP”). We have reclassified certain prior year amounts to conform to the 2018 presentation, which did not have a material impact on our consolidated financial condition or results of operations. The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Parke Bank. Also included are the accounts of Parke Direct Lending LLC ("PDL"), a joint venture formed in 2018 to originate short-term alternative real estate loan products. Parke Bank has a 51% ownership interest in the joint venture. Parke Capital Trust I, Parke Capital Trust II and Parke Capital Trust III are wholly-owned subsidiaries but are not consolidated because they do not meet the requirements for consolidation under applicable accounting guidance. All material inter-company balances and transactions have been eliminated.

Cash and cash equivalents: Consists of cash and due from banks, and interest-bearing deposits and other-short term investments, all of which, if applicable, have stated maturities of three months or less when acquired.

Investment Securities: Debt securities are recorded on a trade-date basis. We classify debt securities as held to maturity and carry them at amortized cost if we have the positive intent and ability to hold the securities to maturity. Debt securities not classified as held to maturity or trading are designated as securities available for sale ("AFS") and carried at fair value with unrealized gains and losses, net of income taxes, reflected in accumulated other comprehensive income (loss). We did not have any securities classified as trading securities during 2018 or 2017.

Interest on debt securities, including amortization of premiums and accretion of discounts, is included in interest income. Premiums and discounts are amortized or accreted to interest income at a constant effective yield over the contractual lives of the securities. Realized gains and losses from the sales of debt securities are determined on a specific security basis. These securities gains/(losses) are included in other noninterest income.

On at least a quarterly basis, we review all debt securities that are in an unrealized loss position for other than temporary impairment (“OTTI). An investment security is deemed impaired if the fair value of the investment is less than its amortized cost. If the present value of the cash flows expected to be collected, discounted at the security’s effective yield, is less than the security’s amortized cost, OTTI is considered to have occurred. For a debt security for which there has been a decline in the fair value below amortized cost basis, if we intend to sell the security, or if it is more likely than not we will be required to sell the security before recovery of amortized cost basis, an OTTI write-down is recognized in earnings equal to the entire difference between the amortized cost basis and fair value of the security. For debt securities that are considered OTTI and that we do not intend to sell and will not be required to sell prior to recovery of our amortized cost basis, we separate the amount of the impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows discounted at the security’s effective yield. The remaining difference between the security’s fair value and the present value of expected future cash flows is due to factors that are not credit-related and, therefore, is recognized in other comprehensive income.

Restricted Stock: Restricted stock includes investments in the common stock of the Federal Home Loan Bank of New York (“FHLBNY”) and the Atlantic Central Bankers Bank for which no readily available market exists and, accordingly, is carried at cost. The stocks have no quoted market value and are subject to redemption restrictions. Management reviews these stocks for impairment based on the ultimate recoverability of the cost basis in the stock. The stocks’ values are determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. Management considers such criteria as the significance of the decline in net assets, if any, the length of time this situation has persisted and the financial performance of the issuers. In addition, management considers any commitments by the FHLBNY to make payments required by law or regulation, the impact of legislative and regulatory changes on the customer base of the FHLBNY and the liquidity position of the FHLBNY.

Loans: We classify loans as held for investment or held for sale based on our investment strategy and management’s intent and ability with regard to the loans which may change over time. The accounting and measurement framework for loans differs depending on the loan classification. Loans that we have the ability and intent to hold for the foreseeable future or until maturity or pay-off are classified as held for investment. Loans classified as held for investment are reported at their amortized cost, which is the outstanding principal balance, adjusted for any unearned income, unamortized deferred fees and costs, unamortized premiums and discounts and charge-offs. Interest income on the loans is recognized as earned based on contractual interest rates applied to daily principal amounts outstanding. Loan origination fees, direct loan origination costs, and loan premiums and discounts are deferred and accreted or amortized into net interest income using the constant effective yield method, over the contractual life of the loan.

Loans originated with the intent to sell or for which we do not have the ability and intent to hold for the foreseeable future are classified as held for sale. Interest on these loans is recognized on an accrual basis. These loans are recorded at the lower of cost or fair value. Our SBA loans that management has the intention to sell them are designated as held for sale and are reported at fair value. Fair value represents the face value of the guaranteed portion of SBA loans pending settlement. Loan origination fees and direct loan origination costs are deferred until the loan is sold and are then recognized as part of the total gain or loss on sale. We calculate the gross gain or loss on loan sales as the difference between the proceeds received and the carrying value of the loans sold.

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

Non-accrual Loans: Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet contractual payment obligations as they become due, as well as when a loan is 90 days past due, unless the loan is well secured and in the process of collection, as required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due.

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

Allowance for Loan and Lease Losses: The allowance for loan and lease losses represents management’s estimate of probable losses inherent in the Company’s lending activities excluding loans accounted for under fair value. The allowance for loan losses is maintained through charges to the provision for loan losses in the Consolidated Statements of Income as losses are estimated to have occurred. Loans or portions thereof that are determined to be uncollectible are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance.

The Company performs periodic reviews of its loan and lease portfolios to identify credit risks and to assess the overall collectability of those portfolios. The Company's allowance for loan losses includes a formula-based component and an asset-specific component. The asset-specific component of the allowance relates to loans considered to be impaired, which includes performing TDRs as well as nonperforming loans. To determine the asset-specific component of the allowance, the loans are evaluated individually based on the borrower's ability to repay amounts owed, collateral, relative risk grade of the loans, and other factors given current events and conditions. The Company generally measures the asset-specific allowance as the difference between the fair value (net realizable value) and the recorded investment of a loan.

The formula-based component of the allowance evaluates the impairments of pools of the loan and lease portfolio collectively. It incorporates a historical valuation allowance and general valuation allowance. The historical loss experience is measured by type of credit and internal risk grade, loss severity, specific homogeneous risk pools. A historical loss ratio and valuation allowance are established for each pool of similar loans and updated periodically based on actual charge-off experience and current events. The general valuation allowance is based on general economic conditions and other qualitative risk factors both internal and external to the Company. It is generally determined by evaluating, among other things: (i) the experience, ability and effectiveness of the Bank's lending management and staff; (ii) the effectiveness of the Bank's loan policies, procedures and internal controls; (iii) changes in asset quality; (iv) changes in loan portfolio volume; (v) the composition and concentrations of credit; (vi) the impact of competition on loan structuring and pricing; (vii) the effectiveness of the internal loan review function; (viii) the impact of environmental risks on portfolio risks; (ix) the impact of rising interest rates on portfolio risk; and (x) national and local economic trends and conditions, and industry conditions. Management evaluates the degree of risk that each one of these components has on the quality of the loan portfolio on a quarterly basis. Each component is determined to have either a high, high-moderate, moderate, low-moderate or low degree of risk. The results are then input into a "general allocation matrix" to determine an appropriate general valuation allowance.

The process of determining the level of the allowance for loan and lease losses requires a high degree of estimate and judgment. It is reasonably possible that actual outcomes may differ from our estimates.

Impaired Loans: A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Factors considered by management when evaluating impaired loans include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loans effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Generally, we report loans as impaired based on the method for measuring impairment in accordance with applicable accounting guidance. Loans held for sale are not reported as impaired, as these loans are recorded at lower of cost or fair value. Loans classified as nonperforming and loans that have been modified in a troubled debt restructuring are reported as impaired. Loans modified in a TDR continue to be reported as impaired. The majority of impaired loans are evaluated for an asset-specific allowance. We generally measure impairment and the related asset-specific allowance for impaired loans based on the difference between the recorded investment of the loan and the present value of the expected future cash flows, discounted at the original effective interest rate of the loan. If the loan is collateral dependent, we measure impairment based upon the fair value of the underlying collateral, which we determine based on the current fair value of the collateral less estimated selling costs, instead of discounted cash flows. Loans are identified as collateral dependent if we believe that collateral is the sole source of repayment.

Charge-Offs: We charge off loans as a reduction to the allowance for loan and lease losses when we determine the loan is uncollectible and record subsequent recoveries of previously charged off amounts as an increase to the allowance for loan and lease losses.

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

Bank Premises and Equipment: Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed and charged to expense using the straight-line method over the estimated useful lives of the assets, generally three years for computers and software, five to ten years for equipment and forty years for buildings. Leasehold improvements are amortized to expense over the shorter of the term of the respective lease or the estimated useful life of the improvements. The leased land is under operating lease.

Stock-Based Compensation: Stock-based compensation expense is based on the grant date fair value, which is estimated using a Black-Scholes option pricing model. The fair value of stock-based compensation used in determining compensation expense generally equal the fair market value of our common stock on the date of grant. We generally recognize compensation expense on a straight-line basis over the award’s requisite service period based on the fair value of the award at grant date. Stock-based compensation expense is included in salaries and associate benefits in the consolidated statements of income.

Revenue recognition: Our revenue includes net interest income on financial instruments and non-interest income. Interest income and fees on loans, investment securities, and other financial instruments are recognized based on the contractual provisions of the underlying arrangements according to applicable accounting guidance. Deposit-related-fee-based revenue within the scope of ASC Topic 606 - Revenue from Contracts with Customers (Topic 606) is included in non-interest income in our consolidated statements of income.

Our deposit-related-fee-based revenues are recognized when or as those services are transferred to the customer and are generally recognized either immediately upon the completion of our service or over time as we perform services. Any services performed over time generally require that we render services each period and therefore we measure our progress in completing these services based upon the passage of time. Deposit-related fees are recognized over the period in which the related service is provided. Service charges on deposit accounts are earned on depository accounts for customers and include fees for account and overdraft services. Account services include fees for event-driven services and fees for periodic account maintenance activities. Our obligation for event-driven services is satisfied at the time of the event when the service is delivered, while our obligation for maintenance services is satisfied over the course of each month. Our obligation for overdraft services is satisfied at the time of the overdraft.
Income Taxes: We recognize the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Current income tax expense represents our estimated taxes to be paid or refunded for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Thus, at the enactment date, deferred taxes are remeasured and the change is recognized in income tax expense. The recognition of deferred tax assets requires an assessment to determine the realization of such assets. Realization refers to the incremental benefit achieved through the reduction in future taxes payable or refunds receivable. We establish a valuation allowance for tax assets when it is more likely than not that they will not be realized, based upon all available evidence. Realization of deferred tax assets is dependent on generating sufficient taxable income in the future.

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

The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2018 and 2017. The Company does not have an accrual for uncertain tax positions as of December 31, 2018 and 2017, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2015 and thereafter are subject to further examination by tax authorities, with the exception of the State of New Jersey for which tax returns for all years from 2014 and thereafter are subject to further examination.

The Tax Cuts and Jobs Act (“Tax Act”) was enacted on December 22, 2017 and introduces significant changes to U.S. income tax law. Effective in 2018, the Tax Act reduced the U.S. corporate statutory tax rate from 35% to 21%.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Our most significant estimates pertain to our allowances for loan and lease losses, fair value measurements, the carrying value of OREO, and the valuation of deferred income taxes. Actual results may differ from the estimates and the differences may be material to the consolidated financial statements.

Segment Reporting: The Company operates one reportable segment of business, “community banking”. Through its community banking segment, the Company provides a broad range of retail and community banking services.

Other Comprehensive Income: Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under GAAP, are excluded from net income, including unrealized gains and losses on available for sale securities.

Following table provides the components of other comprehensive income, reclassifications to net income and the related tax effect for the year ended December 31, 2018 and 2017:

Year ended December 31,	2018	2017
	(Dollars in thousands)
Investment securities:
Net unrealized gains (losses) arising during the period	$(624)	$331
Less: Amounts reclassified from accumulated other comprehensive income	—	(44)
Tax effect related to the unrealized loss during the periods	148	(156)
Reclassification of prior tax effects	(27)	—
Change in other comprehensive income	$(503)	$219

Earnings Per Common Share: Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options outstanding and convertible preferred stock. To the extent that stock equivalents are anti-dilutive, they have been excluded from the earnings per share calculation. Both basic and diluted earnings per share computations give retroactive effect to a stock dividend declared and paid in 2018 and 2017 (Note 12). Earnings per common share have been computed based on the following for 2018 and 2017:

	2018	2017
	(Dollars in thousands, except share data)
Basic earnings per common share
Net income available to common shareholders	$24,378	$10,751
Basic weighted-average common shares outstanding	9,629,467	8,423,532
Basic earnings per common share	$2.53	$1.28
Diluted earnings per common share
Net income available to common shareholders	$24,378	$10,751
Dividend on Preferred Series B	446	1,119
Net income attributable to diluted common shares	$24,824	$11,870
Basic weighted-average common shares outstanding	9,629,467	8,423,532
Dilutive potential common shares	1,281,877	2,092,067
Total diluted weighted-average common shares outstanding	10,911,344	10,515,599
Diluted earnings per common share	$2.28	$1.13
All share and per share information has been adjusted for the 10% stock dividend effective on May 18, 2018.
For 2018, there were 46,500 weighted average option shares outstanding that were not included in the computation of diluted EPS because these shares were anti-dilutive and no options outstanding for 2017 that were not included in the computation of diluted EPS.

Statement of Cash Flows: Cash and cash equivalents include cash and due from financial institutions and federal funds sold. For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis.

Recently Issued Accounting Pronouncements:

In February 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendment in this update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the December 22, 2017, enactment of the reduced federal corporate income tax rate, which is effective in 2018. For public companies, the update is effective for annual periods beginning after December 15, 2018, with early adoption permitted. The amendment can be adopted at the beginning of the period or on a retrospective basis. The Company early adopted the ASU in the second quarter of 2018. The reclassification of the cumulative-effect of $27,000 from accumulated other comprehensive income to retained earnings was immaterial to our consolidated financial statements.

During August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The new guidance clarifies the classification within the statement of cash flows for certain transactions, including debt extinguishment costs, zero-coupon debt, contingent consideration related to business combinations, insurance proceeds, equity method distributions and beneficial interests in securitizations. The guidance also clarifies that cash flows with aspects of multiple classes of cash flows or that cannot be separated by source or use should be classified based on the activity that is likely to be the predominant source or use of cash flows for the item. This guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company adopted the ASU in the first quarter of 2018. The adoption of this guidance does not have a material effect on the consolidated financial statements.

During June 2016, the FASB issued ASU 2016-13, Financial Instruments Credit Losses (Topic 326). ASU 2016-13 replaces the incurred loss impairment methodology in current GAAP with an expected credit loss methodology and requires consideration of a broader range of information to determine credit loss estimates. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. Purchased credit impaired loans will receive an allowance account at the acquisition date that represents a component of the purchase price allocation. Credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses, with such allowance limited to the amount by which fair value is below amortized cost. This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company is currently in the process of gathering historical loan data required for the credit loss methodology and is reviewing a model from a third-party vendor. While we expect this standard will have an impact on the Company’s financial statements, we are still in process of conducting our evaluation.

On January 5, 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU's changes to the current GAAP model primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. Also, the ASU requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or in the accompanying notes to the financial statements. ASU 2016-01 is effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted the guidance effective January 1, 2018, using the modified retrospective method. Upon adoption, the Company is no longer required to disclose the methodologies used for estimating fair value of financial assets and liabilities that are not measured at fair value on a recurring or nonrecurring basis. The remaining requirements of this update did not have a material impact on the Company's consolidated financial statements.

On February 25, 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 includes a lessee accounting model that recognizes two types of leases - finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities for leases with lease terms of more than 12 months. Leases with terms of less than 12 months are exempt from the new standard. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as finance or operating lease. New disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases are also required. These disclosures include qualitative and quantitative requirements, providing information about the amounts recorded in the financial statements. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years; that is, for a calendar year-end public entity, the changes took effect beginning January 1, 2019. We are adopting the guidance in the first quarter of 2019 under modified retrospective transition approach. The Company leases three retail branch locations and will recognize right-of-use assets of $1.3 million and lease liabilities of $1.3 million. In addition, the Company has a 99-year land lease for a retail location. The appropriate valuation of this lease is currently being determined.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 (Topic 606) supersedes the revenue recognition requirements in Accounting Standards Codification, Topic 605. The amendment requires a contract-based approach revenue model. For public companies, this update was effective for interim and annual reporting periods beginning after December 15, 2017. The Company adopted the guidance effective January 1, 2018, using the modified retrospective method. The Company’s revenue is primarily composed of interest income on financial instruments, including investment securities and loans, which are excluded from the scope of this update. Also excluded from the scope of the update is revenue from bank-owned life insurance, loan fees, and letter of credit fees. Deposit account related fees are within the scope of the guidance; however, revenue recognition practices did not change under the guidance, as deposits agreements are considered day to day contracts. Deposits account transaction related fees will continue to be recognized as the services are performed. Implementation of this guidance did not change current business practices. Adoption of the guidance did not result in any material changes in the timing of revenue recognition. Implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The ASU is effective for public business entities for fiscal years beginning after December 15, 2018. The Company does not expect the amendments will have any material impact on our consolidated financial statements.

Note 2.  Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. At December 31, 2018 or 2017, vast majority of the Company's cash deposits with other banks were due from the Federal Reserve Bank of Philadelphia and the Federal Home Loan Bank of New York.

Note 3.  Investment Securities

The following is a summary of the Company's investments in available for sale and held to maturity securities as of December 31, 2018 and 2017:

As of December 31, 2018	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Dollars in thousands)
Available for sale:
Corporate debt obligations	$500	$—	$—	$500
Residential mortgage-backed securities	31,553	74	906	30,721
Collateralized mortgage obligations	56	1	—	57
Total available for sale	$32,109	$75	$906	$31,278

Held to maturity:
States and political subdivisions	$1,113	$179	$—	$1,292

As of December 31, 2017	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Dollars in thousands)
Available for sale:
Corporate debt obligations	$1,000	$33	$—	$1,033
Residential mortgage-backed securities	37,105	194	436	36,863
Collateralized mortgage obligations	93	2	—	95
Total available for sale	$38,198	$229	$436	$37,991

Held to maturity:
States and political subdivisions	$2,268	$200	$—	$2,468

The amortized cost and fair value of debt securities classified as available for sale and held to maturity, by contractual maturity as of December 31, 2018, are as follows:

	Amortized Cost	Fair Value
	(Dollars in thousands)
Available for sale:
Due within one year	$—	$—
Due after one year through five years	274	261
Due after five years through ten years	14,356	14,077
Due after ten years	17,479	16,940
Total available for sale	$32,109	$31,278

Held to maturity:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	1,113	1,292
Due after ten years	—	—
Total held to maturity	$1,113	$1,292
Expected maturities may differ from contractual maturities because the issuers of certain debt securities do have the right to call or prepay their obligations without any penalty.

During the year ending December 31, 2018, the Company did not sell any investment securities. During the years ending December 31, 2017, the Company sold one security, a Trust Preferred security, for a loss of $44,000.

At December 31, 2018, the Company used a letter of credit of $40.0 million as collateral to secure public deposits as compared to $32.5 million of securities available for sale pledged to secure public deposits at December 31, 2017.

The following tables show the gross unrealized losses and fair value of the Company's investments which are aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2018 and December 31, 2017.

As of December 31, 2018	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Available for sale:
Residential mortgage-backed securities	$12,665	$257	$14,527	$649	$27,192	$906
Total available for sale	$12,665	$257	$14,527	$649	$27,192	$906

As of December 31, 2017	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Available for sale:
Residential mortgage-backed securities	$2,729	$16	$15,117	$420	$17,846	$436
Total available for sale	$2,729	$16	$15,117	$420	$17,846	$436

The Company’s unrealized loss for the debt securities is comprised of 5 securities in the less than 12 months loss position and 9 securities in the 12 months or greater loss position at December 31, 2018 and 3 securities in the less than 12 months loss position and 8 securities in the 12 months or greater loss position at December 31, 2017. The mortgage-backed securities that had unrealized losses were issued or guaranteed by the US government or government sponsored entities. The unrealized losses associated with those mortgage-backed securities are generally driven by changes in interest rates and not due to credit losses given the explicit or implicit guarantees provided by the U.S. government. Because the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell these investments before recovery of their amortized cost basis, the Company does not consider the unrealized loss in these securities to be OTTI at December 31, 2018.

Other Than Temporarily Impaired Debt Securities (OTTI)

On at least a quarterly basis, we review all debt securities that are in an unrealized loss position for OTTI. An investment security is deemed impaired if the fair value of the investment is less than its amortized cost. Amortized cost includes adjustments (if any) made to the cost basis of an investment for accretion, amortization, previous other-than-temporary impairments. After an investment security is determined to be impaired, we evaluate whether the decline in value is other-than-temporary. Please refer to Note 1 - Description of Business and Summary of Significant Accounting Policies for for a detailed description of our accounting policy for OTTI.

Note 4.  Loans and Allowance for Loan and Lease Losses

As of December 31, 2018, the Company had $1.24 billion in loans receivable outstanding. Loans held for sale totaled $419,000 at December 31, 2018. Outstanding balances include a total net reduction of $105,000 and $300,000 at December 31, 2018 and 2017, respectively, for unearned income, net deferred loan fees, and unamortized discounts and premiums. The portfolios of loans receivable at December 31, 2018, and December 31, 2017, consist of the following:

	December 31, 2018	December 31, 2017
	(Dollars in thousands)
Commercial and Industrial	$34,640	$38,972
Construction	139,877	95,625
Real Estate Mortgage:
Commercial – Owner Occupied	135,617	126,250
Commercial – Non-owner Occupied	321,580	270,472
Residential – 1 to 4 Family	545,391	416,317
Residential – Multifamily	49,628	47,832
Consumer	14,424	16,249
Total Loans	$1,241,157	$1,011,717

An age analysis of past due loans by class at December 31, 2018 and December 31, 2017 as follows:

December 31, 2018	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Dollars in thousands)
Commercial and Industrial	$—	$—	$14	$14	$34,626	$34,640	—
Construction	—	—	1,365	1,365	138,512	139,877	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	—	—	135,617	135,617	—
Commercial – Non-owner Occupied	—	—	—	—	321,580	321,580	—
Residential – 1 to 4 Family	81	154	1,686	1,921	543,470	545,391	—
Residential – Multifamily	—	—	—	—	49,628	49,628	—
Consumer	62	—	—	62	14,362	14,424	—
Total Loans	$143	$154	$3,065	$3,362	$1,237,795	$1,241,157	—

December 31, 2017	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Dollars in thousands)
Commercial and Industrial	$—	$—	$17	$17	$38,955	$38,972	—
Construction	—	—	1,392	1,392	94,233	95,625	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	155	155	126,095	126,250	—
Commercial – Non-owner Occupied	—	—	597	597	269,875	270,472	—
Residential – 1 to 4 Family	—	352	2,292	2,644	413,673	416,317	—
Residential – Multifamily	—	—	—	—	47,832	47,832	—
Consumer	92	—	81	173	16,076	16,249	—
Total Loans	$92	$352	$4,534	$4,978	$1,006,739	$1,011,717	—

Allowance For Loan and Lease Losses (ALLL)

We maintain the ALLL at a level that we believe to be appropriate to absorb estimated probable credit losses incurred in the loan portfolios as of the balance sheet date. The Company’s accounting policy for ALLL is more fully described in Note 1 - Description of Business and Summary of Significant Accounting Policies.

The following tables present the information regarding the allowance for loan and lease losses and associated loan data:

	Twelve Months Ended December 31, 2018
As of December 31, 2018			Real Estate Mortgage
(Dollars in thousands)	Commercial and Industrial	Construction	Commercial Owner Occupied	Commercial Non-owner Occupied	Residential 1 to 4 Family	Residential Multifamily	Consumer	Total
December 31, 2017	$684	$2,068	$2,017	$4,630	$6,277	$627	$230	$16,533
Charge-offs	(128)	(27)	—	(49)	—	—	(19)	(223)
Recoveries	47	600	189	86	43	—	—	965
Provisions	115	(947)	(144)	1,186	1,597	(6)	(1)	1,800
Ending Balance December 31 2018	$718	$1,694	$2,062	$5,853	$7,917	$621	$210	$19,075

Allowance for loan losses
Individually evaluated for impairment	$14	$69	$36	$192	$299	$—	$—	610
Collectively evaluated for impairment	704	1,625	2,026	5,661	7,618	621	210	18,465
Balance at December 31, 2018	$718	$1,694	$2,062	$5,853	$7,917	$621	$210	$19,075

Loans
Individually evaluated for impairment	$14	$5,589	$2,441	$11,299	$2,514	$—	$—	21,857
Collectively evaluated for impairment	34,626	134,288	133,176	310,281	542,877	49,628	14,424	1,219,300
Balance at December 31, 2018	$34,640	$139,877	$135,617	$321,580	$545,391	$49,628	$14,424	$1,241,157

	Twelve Months Ended December 31, 2017
As of December 31, 2017			Real Estate Mortgage
(Dollars in thousands)	Commercial and Industrial	Construction	Commercial Owner Occupied	Commercial Non-owner Occupied	Residential 1 to 4 Family	Residential Multifamily	Consumer	Total
December 31, 2016	$1,188	$2,764	$2,082	$3,889	$4,916	$505	$236	$15,580
Charge-offs	(134)	(687)	(430)	(622)	(118)	(50)	—	(2,041)
Recoveries	45	—	113	319	17	—	—	494
Provisions	(415)	(9)	252	1,044	1,462	172	(6)	2,500
Ending Balance December 31 2017	$684	$2,068	$2,017	$4,630	$6,277	$627	$230	$16,533

Allowance for loan losses
Individually evaluated for impairment	$—	$135	$58	$250	$15	$—	$—	458
Collectively evaluated for impairment	684	1,933	1,959	4,380	6,262	627	230	16,075
Balance at December 31, 2017	$684	$2,068	$2,017	$4,630	$6,277	$627	$230	$16,533

Loans
Individually evaluated for impairment	$17	$5,952	$3,790	$12,401	$3,211	$—	$81	25,452
Collectively evaluated for impairment	38,955	89,673	122,460	258,071	413,106	47,832	16,168	986,265
Balance at December 31, 2017	$38,972	$95,625	$126,250	$270,472	$416,317	$47,832	$16,249	$1,011,717

Impaired Loans:

A loan is considered impaired when, based on the current information and events, it is probable that the Company will be unable to collect the payments of principal and interest as of the date such payments were due. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when a loan is 90 days past due, unless the loan is well secured and in the process of collection, as required by regulatory provisions. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

All our impaired loans are assessed for recoverability based on an independent third-party full appraisal to determine the net realizable value (“NRV”) based on the fair value of the underlying collateral, less cost to sell and other costs or the present value of discounted cash flows in the case of certain impaired loans that are not collateral dependent.

The following tables provide further detail on impaired loans and the associated ALLL at December 31, 2018 and December 31, 2017:

December 31, 2018	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Dollars in thousands)
With no related allowance recorded:
Commercial and Industrial	$—	$—	$—
Construction	—	—	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	—
Commercial – Non-owner Occupied	—	—	—
Residential – 1 to 4 Family	1,131	1,131	—
Residential – Multifamily	—	—	—
Consumer	—	—	—
	1,131	1,131	—
With an allowance recorded:
Commercial and Industrial	14	19	14
Construction	5,589	10,080	69
Real Estate Mortgage:
Commercial – Owner Occupied	2,441	2,441	36
Commercial – Non-owner Occupied	11,299	11,299	192
Residential – 1 to 4 Family	1,383	1,383	299
Residential – Multifamily	—	—	—
Consumer	—	—	—
	20,726	25,222	610
Total:
Commercial and Industrial	14	19	14
Construction	5,589	10,080	69
Real Estate Mortgage:
Commercial – Owner Occupied	2,441	2,441	36
Commercial – Non-owner Occupied	11,299	11,299	192
Residential – 1 to 4 Family	2,514	2,514	299
Residential – Multifamily	—	—	—
Consumer	—	—	—
	$21,857	$26,353	$610

December 31, 2017	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Dollars in thousands)
With no related allowance recorded:
Commercial and Industrial	$17	$21	$—
Construction:	1,365	5,856	—
Real Estate Mortgage:
Commercial – Owner Occupied	155	155	—
Commercial – Non-owner Occupied	277	277	—
Residential – 1 to 4 Family	2,292	2,354	—
Residential – Multifamily	—	—	—
Consumer	81	81	—
	4,187	8,744	—
With an allowance recorded:
Commercial and Industrial	—	—	—
Construction:	4,587	4,684	135
Real Estate Mortgage:
Commercial – Owner Occupied	3,635	3,665	58
Commercial – Non-owner Occupied	12,124	13,941	250
Residential – 1 to 4 Family	919	919	15
Residential – Multifamily	—	—	—
Consumer	—	—	—
	21,265	23,209	458
Total:
Commercial and Industrial	17	21	—
Construction:	5,952	10,540	135
Real Estate Mortgage:
Commercial – Owner Occupied	3,790	3,820	58
Commercial – Non-owner Occupied	12,401	14,218	250
Residential – 1 to 4 Family	3,211	3,273	15
Residential – Multifamily	—	—	—
Consumer	81	81	—
	$25,452	$31,953	$458

The following table presents by loan portfolio class, the average recorded investment and interest income recognized on impaired loans for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018		2017
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(Dollars in thousands)
Commercial and Industrial	$15	$1	$1,063	$1
Commercial	5,781	191	10,086	202
Real Estate Mortgage:
Commercial – Owner Occupied	3,372	134	4,267	193
Commercial – Non-owner Occupied	11,850	606	15,894	632
Residential – 1 to 4 Family	2,704	74	4,201	92
Residential – Multifamily	—	—	138	—
Consumer	16	—	97	5
Total	$23,738	$1,006	$35,746	$1,125

Troubled Debt Restructuring (TDRs)

We did not have any nonperforming TDR loans at December 31, 2018. Non-performing TDRs were $277,000 at December 31, 2017. We reported performing TDR loans (not reported as non-accrual loans) of $18.8 million and $20.9 million, respectively, at December 31, 2018 and December 31, 2017. There were no new loans modified as a TDR and no additional commitments to lend additional funds to debtors whose loans have been modified in TDRs for the year ended December 31, 2018 and the year ended December 31, 2017, respectively.

A TDR is a loan the terms of which have been restructured in a manner that grants a concession to a borrower experiencing financial difficulty. TDRs result from our loss mitigation activities that include rate reductions, extension of maturity, or a combination of both, which are intended to minimize economic loss and to avoid foreclosure or repossession of collateral. TDRs are classified as impaired loans and are included in the impaired loan disclosures. TDRs are also evaluated to determine whether they should be placed on non-accrual status. Once a loan becomes a TDR, it will continue to be reported as a TDR until it is repaid in full, foreclosed, sold or it meets the criteria to be removed from TDR status.

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

TDRs are generally included in nonaccrual loans and may return to performing status after a minimum of six consecutive monthly payments under restructured terms and also meeting other performance indicators. We review the financial performance of the borrower over the past year to be reasonably assured of repayment and performance according to the modified terms. This review consists of an analysis of the borrower’s historical results; the borrower’s projected results over the next four quarters; and current financial information of the borrower and any guarantors. The projected repayment source needs to be reliable, verifiable, quantifiable and sustainable. At the time of restructuring, the amount of the loan principal for which we are not reasonably assured of repayment is charged-off, but not forgiven.

All TDRs are also reviewed quarterly to determine the amount of any impairment. The nature and extent of impairment of TDRs, including those that have experienced a subsequent default, is considered in the determination of an appropriate level of allowance for loan losses. For the TDR loans, we had specific reserves of $306,000 and $457,000 in the allowance at December 31, 2018 and December 31, 2017, respectively. Some loan modifications classified as TDRs may not ultimately result in the full collection of principal and interest, as modified, and result in potential incremental losses. These potential incremental losses have been factored into our overall allowance for loan losses estimate.

Credit Quality Indicators

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

The Company utilizes a risk grading matrix to assign a risk grade to each of its loans. Loans are graded on a scale of 1 to 7. Grades 1 through 4 are considered “Pass”. A description of the general characteristics of the seven risk grades is as follows:

1.	Good: Borrower exhibits the strongest overall financial condition and represents the most creditworthy profile.

2.	Satisfactory (A): Borrower reflects a well-balanced financial condition, demonstrates a high level of creditworthiness and typically will have a strong banking relationship with the Bank.

3.	Satisfactory (B): Borrower exhibits a balanced financial condition and does not expose the Bank to more than a normal or average overall amount of risk. Loans are considered fully collectable.

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

An analysis of the credit risk profile by internally assigned grades as of December 31, 2018 and 2017, is as follows:

At December 31, 2018	Pass	OAEM	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and Industrial	$34,626	$—	$14	$—	$34,640
Construction	127,523	4,503	7,851	—	139,877
Real Estate Mortgage:
Commercial – Owner Occupied	135,617	—	—	—	135,617
Commercial – Non-owner Occupied	321,446	—	134	—	321,580
Residential – 1 to 4 Family	542,865	719	1,807	—	545,391
Residential – Multifamily	49,628	—	—	—	49,628
Consumer	14,424	—	—	—	14,424
Total	$1,226,129	$5,222	$9,806	$—	$1,241,157

At December 31, 2017	Pass	OAEM	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and Industrial	$38,875	$97	$—	$—	$38,972
Real Estate Construction:
Commercial	82,351	5,056	8,218	—	95,625
Real Estate Mortgage:
Commercial – Owner Occupied	123,491	2,604	155	—	126,250
Commercial – Non-owner Occupied	269,736	—	736	—	270,472
Residential – 1 to 4 Family	413,327	560	2,430	—	416,317
Residential – Multifamily	47,832	—	—	—	47,832
Consumer	16,168	—	81	—	16,249
Total	$991,780	$8,317	$11,620	$—	$1,011,717

Loans to Related Parties: In the normal course of business, the Company has granted loans to its executive officers, directors and their affiliates (related parties). All loans to related parties were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable loans with persons not related to the Bank; and did not involve more than the normal risk of collectability or present other unfavorable features.

An analysis of the activity of such related party loans for 2018 is as follows:

2018
(Dollars in thousands)
Balance, beginning of year	$12,701
Advances	1,001
Less: repayments	(623)
Balance, end of year	$13,079

Pledged Loans: At December 31, 2018 and 2017, approximately $425.2 million and $345.5 million, respectively, of unpaid principal balance of loans were pledged to the FHLBNY on borrowings (Note 7). This pledge consists of a blanket lien on residential mortgages and certain qualifying commercial real estate loans.

Concentrations of Credit: Most of the Company's lending activity occurs within the areas of southern New Jersey and southeastern Pennsylvania, as well as other markets. The majority of the Company's loan portfolio consists of real estate loans. No one industry sector exceeds 10% of total loans.

Note 5.  OREO

Other real estate owned (OREO) at December 31, 2018 was $5.1 million, compared to $7.2 million at December 31, 2017, a decreased of $2.1 million. The real estate owned at, December 31, 2018, consisted of eight properties, the largest being a condominium development being carried at $1.5 million. During 2018, the Company disposed of $2.8 million of OREO, recognizing a gain of $209,000, compared to $2.0 million of OREO sold in 2017, recognizing a gain of $160,000. Also during 2018, the Company wrote down OREO property by $899,000, compared to $1.6 million of write-downs in 2017, based on a decline in appraised values. Operating expenses related to OREO, net of related income, for 2018 and 2017, were $611,000 and $625,000, respectively.

An analysis of OREO activity for the years ended December 31, 2018 and 2017 is as follows:

	For the Year Ended December 31,
	2018	2017
	(Dollars in thousands)
Balance at beginning of period	$7,248	$10,528
Real estate acquired in settlement of loans	1,622	279
Sales of OREO, net	(2,847)	(1,977)
Valuation adjustments	(899)	(1,582)
Balance at end of period	$5,124	$7,248

Note 6.  Deposits

Deposits at December 31, 2018 and 2017, consisted of the following:

	2018	2017
	(Dollars in thousands)
Demand deposits, noninterest-bearing	$360,329	$124,356
Checking accounts	52,721	51,629
Money market deposits	208,335	149,311
Savings deposits	131,127	173,226
Time deposits of $250,000 or more	59,455	51,145
Other time deposits	279,512	233,199
Brokered time deposits	92,394	83,517
Total deposits	$1,183,873	$866,383

Scheduled maturities of certificates of deposit at December 31, 2018 are as follows:

Years Ending December 31,	(Dollars in thousands)
2019	$367,504
2020	46,666
2021	8,626
2022	5,957
2023	2,593
2024	15
Total	$431,361

Note 7.  Borrowings

An analysis of borrowings at December 31, 2018 and 2017 is as follows:

		2018		2017
	Maturity Date or Range	Amount	Weighted Average Rate	Amount	Weighted Average Rate
		(Dollars in thousands, except rates)
Borrowed funds:
Federal Home Loan Bank advances	Less than one year	$68,650	2.58%	$86,150	1.61%
	One to three years	36,000	2.85%	22,500	1.83%
	Three to five years	—	—%	6,000	1.85%
	Total	$104,650		$114,650
Subordinated debentures, capital trusts	November 2035	$5,155	4.31%	$5,155	3.11%
	November 2035	5,155	4.31%	5,155	3.11%
	September 2037	3,093	4.29%	3,093	2.82%
	Total	$13,403		$13,403

At December 31, 2018, the Company had a $305.7 million line of credit from the FHLBNY, of which $104.7 million, as detailed above, was outstanding, $40.0 million was used as letter of credit to secure public deposits, and $161.1 million was unused.

Subordinated Debentures – Capital Trusts: On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% and was 4.31% at December 31, 2018. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955,000 was retained at the Company for future use.

On August 23, 2005, Parke Capital Trust II, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of fixed/variable rate capital trust pass-through securities to investors. Currently, the interest rate is variable at 4.31%. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.66% beginning November 23, 2010. Parke Capital Trust II purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955,000 was retained at the Company for future use.

On June 21, 2007, Parke Capital Trust III, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $3,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.50% and was 4.29% at December 31, 2018. Parke Capital Trust III purchased $3,093,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after December 15, 2012, at par. The capital securities must be redeemed upon final maturity of the subordinated debentures on September 15, 2037. The proceeds were contributed to paid-in capital at the Bank.

Note 8.  Company Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of Company premises and equipment as of December 31, 2018 and 2017 is as follows:

	Estimated Useful lives	2018	2017
		(Dollars in thousands)
Land		$1,044	$1,044
Building and improvements	12 years	7,191	6,948
Furniture and equipment	5 years	3,076	3,182
Total premises and equipment		11,311	11,174
Less: accumulated depreciation and amortization		(4,528)	(4,149)
Premises and equipment, net		$6,783	$7,025

Depreciation and amortization expense was $380,000 and $320,000 in 2018 and 2017, respectively.

The Company has non-cancelable operating lease agreements related to its Northfield and Philadelphia branch offices. The term of the Northfield lease is for five years and was renewed upon the initial expiration in May 2017 with a one 5-year renewal option. The term of the Philadelphia lease is for ten years and was renewed upon the initial expiration of the lease agreement. The Company entered into a land lease for its branch in Collingswood. The term of the lease is for ninety-nine years, of which eighty-seven years remain. The Company is responsible for its pro-rata share of real estate taxes, and all insurance, utilities, maintenance and repair costs for the benefit of the branch offices. On June 1, 2016, the Company entered into a ten years lease for its Arch Street Branch, located in Philadelphia. The branch opened in December 2016. On August 8, 2017, the Company entered into a two years lease agreement for a commercial Loan office in Monmouth Junction, N.J. At December 31, 2018, the required future minimum rental payments under these leases and other equipment operating leases are as follows:

Years Ending December 31,	(Dollars in thousands)
2019	$311
2020	309
2021	319
2022	290
2023	250
Thereafter	26,425
Total minimum lease payments	$27,904

Rent expense was approximately $322,000 in 2018 and $259,000 in 2017.

Note 9. Income Taxes

Income tax expense for 2018 and 2017 consisted of the following:

	2018	2017
	(Dollars in thousands)
Current tax expense:
Federal	$6,593	$7,126
State	1,726	1,093
	8,319	8,219
Deferred tax expense	58	4,170
Income tax expense	$8,377	$12,389

The components of the net deferred tax asset at December 31, 2018 and 2017 were as follows:

	2018	2017
	(Dollars in thousands)
Deferred tax assets:
Allowance for loan losses	$4,611	$4,102
Supplemental Executive Retirement Plan ("SERP")	1,321	1,216
OREO writedowns	1,191	1,359
Nonaccrued interest	296	686
Non-qualified stock options	39	26
Write-down on partnership investment	132	120
Unrealized loss	197	50
Accrued bonus	—	3
	7,787	7,562
Valuation allowance	(132)	(120)
Deferred tax liabilities:
Depreciation	(54)	(173)
Partnership income	(28)	(19)
Deferred loan costs	(1,062)	(830)
Net deferred tax asset	$6,511	$6,420

A reconciliation of the Company’s effective income tax rate with the statutory federal rate for 2018 and 2017 is as follows:

	2018	2017
	(Dollars in thousands)
At Federal statutory rate	$7,017	$8,480
Adjustments resulting from:
State income taxes, net of Federal tax benefit	1,530	852
Non-controlling interest	(45)	11
Tax exempt income	(12)	(34)
BOLI	(129)	(228)
Stock compensation	(3)	(18)
Nondeductible expenses	—	3
Tax credit	—	—
Increase in valuation reserve	—	—
Impact of Federal Tax Reform	—	3,204
Other	19	119
	$8,377	$12,389

Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustments to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or local tax authorities for years before 2015, and by the State of New Jersey for years before 2014. The Company recorded a valuation allowance relating to the write down of a partnership investment. Management has concluded that these capital losses will not be realizable once incurred.

The Company recorded income tax expense of $8.4 million on income before taxes of $33.4 million on for the year ended December 31, 2018, resulting in an effective tax rate of 25.1%, compared to income tax expense of $12.4 million on income before taxes of $24.2 million for the same period of 2017, resulting in an effective tax rate of 51.1%.

Note 10.  Retirement Plans

The Company has a Supplemental Executive Retirement Plan (“SERP”) covering certain members of management.

The net periodic SERP pension cost was approximately $685,000 in 2018 and $872,000 in 2017. The unfunded benefit obligation, which was included in other liabilities, was approximately $5,521,000 at December 31, 2018 and $4,901,000 at December 31, 2017.

The benefit obligation at December 31, 2018 and December 31, 2017 was calculated as follows:

	2018	2017
	(Dollars in thousands)
Benefit obligation, January 1	$4,901	$4,029
Service cost	417	650
Interest cost	268	222
Benefits paid	(65)	—
Accrued liability at December 31	$5,521	$4,901

The net periodic SERP pension cost for 2018 and 2017 was calculated as follows:

	2018	2017
	(Dollars in thousands)
Service cost	$417	$650
Interest cost	268	222
	$685	$872

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.5% for 2018 and 2017. Annual benefit payments are estimated at $286,610 for 2019, $605,835 for 2020, $605,835 for 2021, $605,835 for 2022, $605,835 for 2023 and $6,018,904 thereafter.

The Company has a 401(k) Plan covering substantially all employees. Under the Plan, the Company is required to contribute 3% of all qualifying employees’ eligible salary to the Plan. The Plan expense in 2018 was $180,500 and $164,000 in 2017.

Note 11.  Regulatory Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action. The final rules implementing Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer is 1.875% and 1.25% for 2018 and 2017, respectively. The Bank made a one-time election to opt-out the net unrealized gain or loss on available for sale securities in computing regulatory capital. At December 31, 2018, the Bank was considered “well capitalized" under the regulatory framework for prompt corrective action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2018 and 2017 the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following tables.

As of December 31, 2018	Actual		For Capital Adequacy Purpose		For Capital Adequacy Purposes with Capital Conservation Buffer *		To be Well Capitalized Under Prompt Corrective Action Provisions
Company	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands except ratios)
Total risk-based capital	$182,316	16.73%	$87,164	8.00%	$107,592	9.88%	$108,954	10.00%
Tier 1 risk-based capital	$168,629	15.48%	$65,373	6.00%	$85,802	7.88%	$87,164	8.00%
Tier 1 leverage	$168,629	12.15%	$55,503	4.00%	$55,503	4.00%	$69,378	5.00%
Tier 1 common equity	$153,020	14.04%	$49,029	4.50%	$69,458	6.38%	$70,820	6.50%
Parke Bank
Total risk-based capital	$181,760	16.69%	$87,131	8.00%	$107,552	9.88%	$108,913	10.00%
Tier 1 risk-based capital	$168,078	15.43%	$65,348	6.00%	$85,769	7.88%	$87,131	8.00%
Tier 1 leverage	$168,078	12.10%	$55,569	4.00%	$55,569	4.00%	$69,461	5.00%
Tier 1 common equity	$166,639	15.30%	$49,011	4.50%	$69,432	6.38%	$70,794	6.50%

As of December 31, 2017	Actual		For Capital Adequacy Purpose		For Capital Adequacy Purposes with Capital Conservation Buffer *		To be Well Capitalized Under Prompt Corrective Action Provisions
Company	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands except ratios)
Total risk-based capital	$162,837	17.17%	$75,859	8.00%	$87,711	9.250%	$94,823	10.00%
Tier 1 risk-based capital	$150,926	15.92%	$56,894	6.00%	$68,747	7.250%	$75,859	8.00%
Tier 1 leverage	$150,926	14.31%	$42,178	4.00%	$42,178	4.000%	$52,722	5.00%
Tier 1 common equity	$121,955	12.86%	$42,670	4.50%	$54,523	5.750%	$61,635	6.50%
Parke Bank
Total risk-based capital	$159,435	16.81%	$75,861	8.00%	$87,714	9.250%	$94,826	10.00%
Tier 1 risk-based capital	$147,524	15.56%	$56,896	6.00%	$68,749	7.250%	$75,861	8.00%
Tier 1 leverage	$147,524	13.99%	$42,175	4.00%	$42,175	4.000%	$52,719	5.00%
Tier 1 common equity	$147,524	15.56%	$42,672	4.50%	$54,525	5.750%	$61,637	6.50%

* The new capital rules require banks and covered financial institution holding companies to maintain a capital conservation buffer of at least 2.5% of risk-weighted assets over and above the minimum risk-based capital requirements. Institutions that do not maintain the required capital buffer will become subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. The minimums under Basel III increase by 0.625% (the capital conservation buffer) annually until 2019. The fully phased-in minimums are 10.5% (Total risk-based capital), 8.5% (Tier 1 risk-based capital), and 7.0% (Tier 1 common equity).

Note 12.  Shareholders’ Equity

Common Stock Dividend: The Company paid a quarterly cash dividend each quarter of 2018. The first quarter dividend declared was $0.12 per share and paid in April 2018. The dividend declared was increased to $0.14 per share in the second, third and fourth quarters of 2018. The second and third quarter dividend declared were paid in July and October. The fourth quarter dividend was paid in January, 2019. During 2018 the Company paid $4.7 million in common stock cash dividends.

In May 2018 the Company declared a 10% common stock dividend to shareholders (802,284 shares). All share and per share information have been retroactively adjusted to give effect to this stock dividend for the periods presented.

The timing and amount of future dividends will be within the discretion of the Board of Directors and will depend on the consolidated earnings, financial condition, liquidity, and capital requirements of the Company and its subsidiaries, applicable governmental regulations and policies, and other factors deemed relevant by the Board.

Treasury Stock: The Company, in 2015, announced plans to purchase up to 500,000 shares of its own stock. During 2016, the Company purchased 294 shares at an average cost of $12.61 per share.

Stock Options: In 2015, the shareholders approved the 2015 Equity Incentive Plan (the "Plan"). The Plan is a "non-qualified" stock option plan. Under the plan, stock options have generally been granted with an exercise price equal to the fair value of the company’s common stock on the grant date. All options issued have a 10-year contractual term and vest over five years.

In January 2016, the Company awarded 145,300 options to its directors and certain officers and employees. In August 2018, the Company awarded 124,000 options to its directors and certain officers and employees. Compensation expense related to options is measured based on the grant-date fair value determined using the Black-Scholes valuation model. The outstanding options at December 31, 2018 have a weighted average exercise price of $14.36.

Net compensation expense for the employees and directors’ option grants recognized during 2018 and 2017 amounted to $104,200 and $72,400, respectively. The remaining unrecognized compensation expense at December 31, 2018 is $$588,700.

The following table summarizes stock option activity of employees and directors for the year ended December 31, 2018.

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at January 1, 2018	162,392	$9.45
Granted	124,000	$22.15
Exercised	(5,820)	$9.23
Expired/terminated	(4,368)	$9.42
10% Stock dividend adjustment	15,380	$8.59
Outstanding at December 31, 2018:	291,584	$14.36	8.2	$1,674,894
Exercisable at December 31, 2018:	65,119	$8.59	7.1	$650,823

Preferred Stock: In December of 2013, the Company completed a private placement of newly designated 6% Non-Cumulative Perpetual Convertible Preferred Stock, Series B, with a liquidation preference of $1,000 per share. The Company sold 20,000 shares in the placement for gross proceeds of $20.0 million. Each share of Series B Preferred Stock is convertible, at the option of the holder into approximately 125.05 shares of Common Stock at December 31, 2018. There were 1,224 shares of Series B Preferred Stock outstanding at December 31, 2018. Upon full conversion of the outstanding shares of the Series B Preferred Stock, the Company will issue approximately 153,085 shares of Common Stock assuming that the conversion rate does not change. The conversion rate and the total number of shares to be issued would be adjusted for future stock dividends, stock splits and other corporate actions. The conversion rate was set using a conversion price for the common stock of $10.64, which was approximately 20% over the closing price of the Common Stock on October 10, 2013, the day the Series B Preferred Stock was priced.

The Company has recorded dividends on preferred stock in the approximate amount of $0.4 million and $1.1 million for the years ended December 31, 2018 and 2017, respectively. The preferred stock qualifies for and is accounted for as equity securities and is included in the Company’s Tier I capital since issued.

Non-controlling interests: The Company has a joint venture with Bridgestone Capital LLC in PDL LLC, a joint venture formed in 2018 to originate short-term alternative real estate loan products. The Company has a 51% ownership interest in the joint venture. For the year ended December 31, 2018, Bridgestone Capital LLC made a $1.2 million capital contribution to PDL.

Note 13.  Other Related Party Transactions

A member of the Board of Directors is a principal of an employee benefits insurance agency that provides all the medical, life and disability insurance coverage for the Company. The cost of these employee benefits for the Company and its employees totaled $790,500 in 2018 and $834,000 in 2017.

Note 14.  Commitments and Contingencies

The Company has entered into an employment contract with the President of the Company, which provides for continued payment of certain employment salary and benefits prior to the expiration date of the agreement and in the event of a change in control, as defined. The Company has also entered into Change-in-Control Severance Agreements with certain officers which provide for the payment of severance in certain circumstances following a change in control.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of these instruments reflect the extent of the Company’s involvement in these particular classes of financial instruments. The Company’s exposure to the maximum possible credit risk in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties. As of December 31, 2018 and 2017, commitments to extend credit amounted to approximately $150.6 million and $118.7 million, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2018 and 2017, standby letters of credit with customers were $19.3 million and $14.0 million, respectively.

Commitments to fund fixed-rate loans were immaterial at December 31, 2018. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition.

The Company provides banking services to customers who do business in the medical-use cannabis industry in New Jersey, Pennsylvania, and, to a lesser extent, Maryland and New York. While the growing, processing and sales of medical-use cannabis is legal in all of these jurisdictions, the business currently violates federal law. The Company may be deemed to be aiding and abetting illegal activities through the services that it provides these customers. The strict enforcement of federal laws regarding medical-use cannabis would likely result in the Company’s inability to continue to provide banking services to these customers and the Company could have legal action taken against it by the Federal government, including severe penalties. There is an uncertainty of the potential impact to the Company’s consolidated financial statements if the Federal government took action against the Company. As of December 31, 2018, the Company has not accrued an amount for the potential impact of any such actions.

At December 31, 2018 and 2017, deposit balances from medical-use cannabis customers were approximately $253.8 million and $37.0 million, or 21.4% and 4.3% of total deposits, respectively, with two customers accounting for 65.9% and 28.5% of the total at December 31, 2018 and 2017. At December 31, 2018 and 2017, there was one cannabis-related loan in the amounts of $970,000 and $1.0 million, respectively. We recorded approximately $51,000 and $50,000 of interest incomes in 2018 and 2017, respectively, related to that loan. The fee income for the year ended December 31, 2018 from the commercial deposit accounts of depositors who do business in the medical-use cannabis industry totaled $613,000 and is included in service fees on deposit accounts, in the accompanying consolidated statements of income. We did not record deposit fee income from customers in the medical-use cannabis industry during the year ended December 31, 2017.

In the normal course of business, there are outstanding various contingent liabilities such as claims and legal action, which are not reflected in the financial statements. In the opinion of management, no material losses are anticipated as a result of these actions or claims.

Note 15.  Fair Value

Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures (Topic 820) of FASB Accounting Standards Codification, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Fair value is a market-based measurement, not an entity-specific measurement. The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions. In accordance with this guidance, the Company groups its assets and liabilities carried at fair value in three levels as follows:

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

Fair Value on a Recurring Basis:

The following is a description of the Company’s valuation methodologies for assets carried at fair value on a recurring basis. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting measurement date.

Investments in Available for Sale Securities and Loans Held for Sale:

Where quoted prices are available in an active market, securities or other assets are classified in Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security or available for sale loans, then fair values are provided by independent third-party valuation services. These valuation services estimate fair values using pricing models and other accepted valuation methodologies, such as quotes for similar securities and observable yield curves and spreads. As part of the Company’s overall valuation process, management evaluates these third-party methodologies to ensure that they are representative of exit prices in the Company’s principal markets. For the AFS loans, the fair value represents the face value of the guaranteed portion of the SBA loans pending settlement. Securities and loans in Level 2 include mortgage-backed securities, corporate debt obligations, collateralized mortgage-backed securities, and SBA loans available for sale.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2018 and 2017.

Financial Assets	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Investment securities and loans held for sale
As of December 31, 2018
Corporate debt obligations	$—	$500	$—	$500
Residential mortgage-backed securities	—	30,721	—	30,721
Collateralized mortgage-backed securities	—	57	—	57
Loans held for sale		419		419
Total	$—	$31,697	$—	$31,697
As of December 31, 2017
Corporate debt obligations	$—	$1,033	$—	$1,033
Residential mortgage-backed securities	—	36,863	—	36,863
Collateralized mortgage-backed securities	—	95	—	95
Loans held for sale		1,541		1,541
Total	$—	$39,532	$—	$39,532

For the year ended December 31, 2018, there were no transfers between the levels within the fair value hierarchy.

There were no level 3 assets or liabilities held for the year ended at December 31, 2018. The changes in Level 3 assets measured at fair value on a recurring basis are summarized as follows for the year ended December 31, 2017:

Investment Securities Available for Sale
December 31, 2017
(Dollars in thousands)
Beginning balance	$437
Settlements	(437)
Ending balance	$—

Fair Value on a Non-Recurring Basis:

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Financial Assets	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
As of December 31, 2018
Collateral dependent impaired loans	$—	$—	$6,921	$6,921
OREO	$—	$—	$5,124	$5,124
As of December 31, 2017
Collateral dependent impaired loans	$—	$—	$9,093	$9,093
OREO	$—	$—	$7,248	$7,248

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

Fair Value of Financial Instruments

The Company discloses estimated fair values for its significant financial instruments in accordance with FASB ASC (Topic 825), “Disclosures about Fair Value of Financial Instruments”. The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. The methodologies for estimating the fair value of other financial assets and liabilities are discussed below.

For certain financial assets and liabilities, carrying value approximates fair value due to the nature of the financial instrument. These instruments include cash and cash equivalents, accrued interest receivable, demand and other non-maturity deposits and accrued interest payable.

The Company used the following methods and assumptions in estimating the fair value of the following financial instruments:

Investment Securities: Fair value of securities available for sale is described above. Fair value of held to maturity securities is based upon quoted market prices for identical or similar assets.

Loans Held for Sale: Fair value represents the face value of the guaranteed portion of SBA loans pending settlement.

Loans Receivable. For residential mortgages loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the risk adjusting current interest rates at which similar loans would be made to borrowers with similar credit ratings and same remaining maturities, adjusted for the liquidity discount and underwriting uncertainty.

Restricted stock: Carrying value of FHLBNY and the Atlantic Central Bankers Bank stocks represent the par values of the stocks and is adjusted for impairments if any. The carrying value approximated fair value.

Time deposits: The fair value of time deposits is based on the discounted value of contractual cash flows, where the discount rate is estimated using the market rates currently offered for deposits of similar remaining maturities.

Borrowings: The fair values of FHLBNY borrowings, other borrowed funds and subordinated debt are based on the discounted value of estimated cash flows. The discounted rate is estimated using market rates currently offered for debts with similar credit rating, terms and remaining maturities.

For a further discussion of the Company’s valuation methodologies for financial instrument measured at fair value, see the Note 1 - Description of Business and Summary of Significant Accounting Policies of the Consolidated Financial Statements.

Bank premises and equipment, customer relationships, deposit base and other information required to compute the Company’s aggregate fair value are not included in the above information. Accordingly, the above fair values are not intended to represent the aggregate fair value of the Company.

The following table summarizes the carrying amounts and fair values for financial instruments at December 31, 2018 and December 31, 2017:

December 31, 2018	Carrying Amount	Fair Value
		Total	Level 1	Level 2	Level 3
	(Dollars in thousands)
Financial Assets:
Cash and cash equivalents	$154,471	$154,471	$154,471	$—	$—
Investment securities AFS	31,278	31,278	—	31,278	—
Investment securities HTM	1,113	1,292	—	1,292	—
Restricted stock	5,858	5,858	—	—	5,858
Loans held for sale	419	419	—	419	—
Loans, net	1,222,082	1,209,223	—	1,187,975	21,248
Accrued interest receivable	5,191	5,191	—	5,191	—

Financial Liabilities:
Non-time deposits	$752,512	$752,512	$—	$752,512	$—
Time deposits	431,361	$433,575	$—	$433,575	$—
Borrowings	118,053	$118,965	$—	$118,965	—
Accrued interest payable	1,390	$1,390	$—	$1,390	$—

December 31, 2017	Carrying Amount	Fair Value
		Total	Level 1	Level 2	Level 3
	(Dollars in thousands)
Financial Assets:
Cash and cash equivalents	$42,113	$42,113	$42,113	$—	$—
Investment securities AFS	37,991	37,991	—	37,991	—
Investment securities HTM	2,268	2,468	—	2,468	—
Restricted stock	6,172	6,172	—	—	6,172
Loans held for sale	1,541	1,541	—	1,541	—
Loans, net	995,184	1,001,655	—	976,660	24,995
Accrued interest receivable	4,025	4,025	—	4,025	—

Financial Liabilities:
Non-time deposits	$498,522	$498,522	$—	$498,522	$—
Time deposits	367,861	368,863	—	368,863	—
Borrowings	128,053	127,552	—	127,552	—
Accrued interest payable	719	719	—	719	—

 Note 16.  Parent Company Only Financial Statements

Condensed financial information of the parent company only is presented in the following two tables:

Balance Sheets	December 31,
	2018	2017
	(Dollars in thousands)
Assets:
Cash	$2,049	$1,578
Investments in subsidiaries	166,173	147,664
Other assets	3	5
Total assets	$168,225	$149,247
Liabilities and Equity:
Subordinated debentures	$13,403	$13,403
Other liabilities	1,502	1,196
Equity	153,320	134,648
Total liabilities and equity	$168,225	$149,247

Statements of Income	Years ended December 31,
	2018	2017
	(Dollars in thousands)
Income:
Dividends from bank subsidiary	6,600	5,200
Total income	6,600	5,200
Expense:
Interest on subordinated debentures	491	399
Salary	160	160
Other expenses	122	118
Total expenses	773	677
Net Income	5,827	4,523
Equity in undistributed income of subsidiaries	18,997	7,347
Net income	24,824	11,870
Preferred stock dividend and discount accretion	(446)	(1,119)
Net income available to common shareholders	$24,378	$10,751

Statements of Cash Flows
	Years ended December 31,
	2018	2017
	(Dollars in thousands)
Cash Flows from Operating Activities
Net income	$24,824	$11,870
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(18,997)	(7,347)
Changes in
Increase in other assets	(2)	—
Increase in accrued interest payable and other accrued liabilities	(4)	242
Other	19	—
Net cash provided by operating activities	5,840	4,765
Cash Flows from Financing Activities
Proceeds from exercise of stock options	43	87
Payment of dividend on preferred stock and common stock	(5,412)	(4,385)
Other, net	—	(206)
Net cash used in financing activities	(5,369)	(4,504)
Increase (decrease) in cash and cash equivalents	471	261
Cash and Cash Equivalents, January 1,	1,578	1,317
Cash and Cash Equivalents, December 31,	$2,049	$1,578

Note 17.  Subsequent Events

Accounting guidance establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Accordingly, Management has evaluated subsequent events after December 31, 2018 through the date the financial statements were issued and determined that no subsequent events warranted recognition in or disclosure in the these financial statements.

PARKE BANCORP, INC.	PARKE BANK
PARKE BANK	SENIOR EXECUTIVE MANAGEMENT	VICE PRESIDENTS

BOARD OF DIRECTORS	Vito S. Pantilione	Liping Yuan
	Chief Executive Officer and President	Director of Financial Reporting
Celestino R. (“Chuck”) Pennoni
Chairman of the Board	Elizabeth A. Milavsky	Frank Zangari
Founder and Chairman of	Executive Vice President and COO	BSA Compliance
Pennoni Associates
	John F. Hawkins	ASSISTANT VICE PRESIDENTS
Vito S. Pantilione	Senior Vice President and CFO
President		Jennifer Chen
Chief Executive Officer	Paul E. Palmieri	Renee D’Orazio
	Senior Vice President and Chief Credit Officer	Robert Dalton
Arret F. Dobson		Patricia Dilks
Real Estate Developer	Nicholas J. Pantilione	Annice Fanelli
	Senior Vice President	Roxanne Melfe
Anthony J. Jannetti		Marysharon Mitchell
President of Anthony J. Jannetti, Inc.	Ralph Gallo	Justin Rader
	Senior Vice President and Chief Risk Officer	Joan Santo
Jack C. Sheppard, Jr.		Bart Seaman
Senior Vice President with Arthur J.	Dolores M. Calvello	Juan Taboada
Gallagher & Company	Senior Vice President and Portfolio Manager

Daniel J. Dalton	Linda Kaiser	BANKING OFFICES
Vice Chairman of the Board	Vice President and Corporate Secretary	www.parkebank.com
Retired
Brown & Brown of New Jersey	VICE PRESIDENTS	WASHINGTON TOWNSHIP, NJ
	Kathleen Conover	Main Office
Fred G. Choate	Branch Manager	601 Delsea Drive
President of Greater Philadelphia		(856) 256-2500
Venture Capital Corporation	Denise DiPaola	Roxanne Melfe, Manager
Business Development Officer
Dr. Edward Infantolino		567 Egg Harbor Road
President of Ocean Internal	Gil Eubank	(856) 582-6900
Medicine Associates, P.A.	Loan Operations	Bridget Mynes, Asst. Manager

Jeffrey H. Kripitz	Anthony Lombardo	COLLINGSWOOD, NJ
Owner of Jeff Kripitz Agency	Controller	1150 Haddon Avenue
(856) 858-0825
	Martin Mabe	Jaime Brooks, Manager
Commercial Lending
GALLOWAY TOWNSHIP, NJ
	James Meadows	67 East Jimmie Leeds Road
	Commercial Lending	(609) 748-9700
Juan Taboada, Manager
William Mohnacs
	Commercial Lending	NORTHFIELD, NJ
501 Tilton Road
	Robert Orsini	(609) 646-6677
	IT manager	Kathleen Conover, Manager

	Lisa Perkins	PHILADELPHIA, PA
	Operation Coordinator	1610 Spruce Street
(215) 772-1113
	Martin Soriano	Elvira Maxwell, Asst. Manager
Loan Officer
1032 Arch Street
	James Talarico	(215) 982-1975
	Collections	Jennifer Chen, Manager

Kristen Tartaglia
Business Development/Branch Manager

SHAREHOLDER INFORMATION

ADMINISTRATIVE OFFICES	STOCK TRANSFER AND REGISTRAR
601 Delsea Drive	Shareholders wishing to change the name, address or
Washington Township, NJ 08080	ownership of stock, to report lost certificates or to
(856) 256-2500	consolidate accounts are asked to contact the Company's
www.parkebank.com	stock registrar and transfer agent directly:

ANNUAL MEETING OF SHAREHOLDERS	Computershare
The Annual Meeting of Shareholders will be held on	Investor Services
April 16, 2019 at 10:00 a.m. at Terra Nova Restaurant,	P.O. Box 43078
590 Delsea Drive, Sewell, New Jersey.	Providence, RI 02940-3078
1-800-942-5909
INVESTOR RELATIONS	www.computershare.com
Copies of the Company’s earnings releases and
financial publications, including the annual report on	INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Form 10-K (without exhibits) filed with the Securities	RSM US LLP
and Exchange Commission are available without	518 Township Line Road, Suite 300
charge by contacting:	Blue Bell, PA 19422

Annice Fanelli, Assistant Vice President	SPECIAL COUNSEL
(856) 256-2500 or	Jones Walker LLP
investorsrelations@parkebank.com	1227 25th Street, NW
Suite 200
Washington, DC 20037