Form 10-K, Exhibit 13
period 2019-12-31
PARKE BANCORP, INC.
filed 2020-03-13
CIK 1315399

PARKE BANCORP, INC.

2019 ANNUAL REPORT TO SHAREHOLDERS

PARKE BANCORP, INC.
2019 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

Page
Section One

Letter to Shareholders..................................................................................................................................................	1

Selected Financial Data...............................................................................................................................................	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations......................................	3

Section Two

Management’s Report on Internal Control Over Financial Reporting........................................................................	1

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	2

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements....................	3

Consolidated Financial Statements.............................................................................................................................	4

Notes to Consolidated Financial Statements...............................................................................................................	9

Officers and Corporate Information............................................................................................................................	42

To Our Shareholders
Last year we stated how great it is to be able to announce record earnings for our Company for 2018. It is even better when you can make that announcement two years in a row, as we again generated record earnings in 2019. We generated net income of $29.8 million dollars in 2019, a 22.3% increase over our 2018’s earnings. Our financial performance supported a 1.94% return on average assets and a 17.93% return on average equity, these ratios place Parke Bancorp Inc. with the top performers in our peer group. Our total assets grew 15% to $1.7 billion dollars. The strong growth in our total assets and our interest income was driven by the growth of our loan portfolio, which grew 14% to $1.42 billion. We are in the most competitive market in the country for deposits. Deposits are critical to funding our loan portfolio. Although new deposits are expensive, our deposit base grew 13% in 2019 to $1.34 billion. One of the many challenges of achieving strong growth is maintaining the discipline to control expenses. We are pleased that our cost efficiency ratio, which is below 30%, continues to be one of the best in the banking industry. Another critical factor in the financial strength of a bank is capital. Our Company’s total equity increased by $24.4 million in 2019 to $179.4 million, a growth rate of 16%. Parke Bank’s capital position continues to be in excess of the Federal Banking Guidelines for a well-capitalized bank.
As Parke Bank continues to grow, we have carefully expanded our lending footprint. We have loan officers that generate loans in Central New Jersey, Brooklyn and the Bronx. We have hired outside consultants to assist our credit evaluations in these markets. Our primary lending area continues to be South Jersey, Philadelphia and the counties surrounding Philadelphia in Pennsylvania. The strength of the economy and the real estate market in 2019 generated many opportunities.
Growing deposits in our region is a challenge. Our region is the most competitive, highest cost, region in the country. Philadelphia has become a hot market with the strength of the real estate market in addition to new banks entering the Philadelphia market. We have instituted many new digital products that provide the same online conveniences as any other bank. You can now open a new account online, transfer funds and initiate wire transfers. Immediate debit card availability has also been instituted for the convenience of our customers. We were also successful with a new marketing campaign that included billboards and television commercials. The personal service we provide to our customers visiting our branches combined with these online products, marketing campaign and excellent service supported the 13% growth in our deposit base.
The Company’s Board of Directors and Senior Management maintains its’ focus on the importance of enhancing shareholder value. We increased our cash dividends from 14 cents per quarter to 16 cents per quarter in 2019 and recently we declared a stock dividend of 10%. We continue to work hard to generate strong earnings while maintaining a strong capital position, which enhances our bank’s book value.
2020 started very strong, driven by a good economy and continued record-breaking low unemployment. Further support was provided by low interest rates and new trade deals that were established with some of this Country’s trading partners. Unfortunately, a new threat is facing the world, including the United States that is having a major effect on the market, the coronavirus. An outbreak in China has spread to many countries including Italy, Iran, South Korea, the United States. The potential for a pandemic exists. World markets have plunged, including the United States markets. The market value of our stock has also been negatively affected. No one knows how long it will take to halt the spread of this disease, which when accomplished will reopen many of the markets that are now closed due to this threat. It is my hope and belief that a solution to this threat will be found and the world will recover. In fact, it has been reported that new testing and possible vaccines for the virus are being fast tracked for approval by the FDA. Unfortunately, no one knows when the solution will be found.
Parke Bancorp enjoys a strong capital position and is well positioned to withstand this new threat to the economy. We carefully monitor the changes in the market, and we are properly structured to continue building a strong financial institution that our shareholders expect and what we demand of ourselves.

C.R. “Chuck” Pennoni	Vito S. Pantilione
Chairman	President and Chief Executive Officer

	Selected Financial Data
	At or for the Year Ended December, 31
	2019	2018	2017	2016	2015
Balance Sheet Data: (in thousands)
Assets	$1,681,160	$1,467,398	$1,137,452	$1,016,185	$885,124
Loans receivable, Net	1,398,938	1,222,082	995,184	836,373	742,365
Securities Available for Sale	26,613	31,278	37,991	44,854	42,567
Securities Held to Maturity	1,167	1,113	2,268	2,224	2,181
Cash and Cash Equivalents	191,607	154,471	42,113	70,720	27,429
OREO	4,727	5,124	7,248	10,528	16,629
Deposits	1,339,219	1,183,873	866,383	788,694	665,210
Borrowings	148,053	118,053	128,053	93,053	98,053
Shareholders' Equity	177,605	153,557	134,780	127,134	112,040
Operational Data: (in thousands)
Interest Income	$79,540	$61,874	$48,655	$42,202	$39,410
Interest Expense	22,655	13,771	8,280	6,764	5,812
Net Interest Income	56,885	48,103	40,375	35,438	33,598
Provision for Loan Losses	2,700	1,800	2,500	1,462	3,040
Net Interest Income after Provision for Loan Losses	54,185	46,303	37,875	33,976	30,558
Noninterest Income	3,839	3,407	1,645	10,290	5,080
Noninterest Expense	17,952	16,295	15,293	16,628	16,852
Income Before Income Tax Expense	40,072	33,415	24,227	27,638	18,786
Income Tax Expense	9,785	8,377	12,389	8,695	6,843
Net Income Attributable to Company and Noncontrolling Interest	30,287	25,038	11,838	18,943	11,943
Net Income Attributable to Noncontrolling Interest	446	214	32	(433)	(1,246)
Preferred Stock Dividend and Discount Accretion	24	446	1,119	1,200	1,200
Net Income Available to Common Shareholders	$29,817	$24,378	$10,751	$17,310	$9,497
Per Share Data: [1]
Basic Earnings per Common Share	$2.52	$2.30	$1.16	$1.91	$1.29
Diluted Earnings per Common Share	$2.48	$2.07	$1.03	$1.59	$1.11
Tangible Book Value per Common Share	$14.95	$12.98	$12.36	$11.89	$10.35
Performance Ratios:
Return on Average Assets	1.94%	1.98%	1.13%	1.97%	1.25%
Return on Average Common Equity	17.93%	17.99%	9.40%	17.04%	10.82%
Net Interest Margin	3.75%	3.92%	4.01%	3.96%	4.14%
Efficiency Ratio	29.56%	31.63%	36.39%	45.64%	43.57%
Capital Ratios:
Equity to Assets	10.67%	10.56%	11.85%	12.51%	12.68%
Common Dividend Payout	22.42%	21.63%	32.39%	13.19%	19.99%
Tier 1 Risk-based Capital[2]	15.42%	15.43%	15.56%	16.67%	15.87%
Total Risk-based Capital[2]	16.67%	16.69%	16.81%	17.93%	17.13%
Asset Quality Ratios:
Nonperforming Loans/Total Loans	0.38%	0.25%	0.45%	1.30%	1.79%
Allowance for Loan Losses/Total Loans	1.54%	1.54%	1.63%	1.83%	2.13%
Allowance for Loan Losses/Non-performing Loans	407.85%	622.30%	364.68%	137.90%	119.01%
[1] Per share computations give retroactive effect to stock dividends declared in each of 2016, 2017, 2018, and 2020. The 2020 stock dividend was declared before the Company's 2019 financial statements are issued or are available to be issued.

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

We focus on small to mid - sized business and retail customers and offer a range of loan products, deposit services, and other financial products through our retail branches and other channels. The Company's results of operations are dependent primarily on its net interest income, which is the difference between the interest income earned on its interest earning-assets and the interest expense paid on its interest-bearing liabilities. In our operations, we have three major lines of lending: residential real estate mortgage, commercial real estate mortgage, and construction lending. Our interest income is primarily generated from our lending and investment activities. Our deposit products include checking, savings, money market accounts, and certificates of deposit. The majority of our deposit accounts are obtained through our retail banking business, which provides us with low cost funding to grow our lending efforts. The Company also generates income from loan and deposit fees and other non-interest related activities. The Company's non-interest expense primarily consists of employee compensation, administration, and other operating expenses.

As of December 31, 2019, we had total assets of $1.68 billion, total equity of $179.4 million, and total shareholders' equity of $177.6 million. Net income available to common shareholders for 2019 was $29.8 million. We continue to be in a strong position to deliver attractive growth. In 2019, net income available to common shareholders increased 22.3% over previous year. Total assets increased 14.6% and total equity increased 15.8% compared to December 31, 2018. We also maintained a strong capital position. Our risk based tier 1 capital ratio was 15.4% at December 31, 2019. During 2019, we returned $6.7 million of capital to our common shareholders through common stock dividends.

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

Results of Operations

Net Income

We recorded net income available to common shareholders of $29.8 million or $2.52 per basic common share and $2.48 per diluted common share, for the year ended December 31, 2019 compared to $24.4 million, or $2.30 per basic common share and $2.07 per diluted common share for the year ended December 31, 2018, an increase of $5.4 million or 22.3%. The earnings per shares reflected 10% stock dividend declared in January and paid in March 2020, which was retroactively adjusted to 2019 and 2018 share data.

Net Interest Income

Net interest income increased $8.8 million, or 18.3%, to $56.9 million for the year ended 2019 compared to $48.1 million for the year ended 2018. The increase in net interest income was primarily due to loan portfolio growth and higher yields on loans, partially offset by higher interest expense related to deposit growth and higher deposit rates. In addition, interest income from federal funds sold and deposits with banks also contributed to the increase in net interest income for 2019. Interest income for 2019 increased to $79.5 million, an increase of $17.7 million, or 28.6%, from $61.9 million for 2018. Interest expense increased to $22.7 million for 2019, from $13.8 million for 2018.

Interest income increases were primarily driven by:

•	growth in our residential real estate and construction loan portfolios; and

•	higher yields as a result of higher interest rates;

•	higher volume and yields in interest bearing deposits.
These drivers were partially offset by higher interest expense due to the net effect of higher interest rates, as well as growth and mix changes in our interest-bearing liabilities.

Comparative Average Balances, Yields and Rates

The following table presents the average daily balances of assets, liabilities and equity and the respective interest earned or paid on interest-earning assets and interest-bearing liabilities, as well as average annualized rates, for the year ended 2019 and 2018. Interest rate spread is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Net interest margin is net interest income divided by average earning assets. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances and have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	For the Years Ended December 31,
	2019			2018
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(Dollars in thousands except Yield/ Cost data)
Assets
Loans	$1,326,691	$75,172	5.67%	$1,110,915	$59,139	5.32%
Investment securities	36,801	1,161	3.15%	42,521	1,342	3.16%
Federal funds sold and cash equivalents	153,236	3,207	2.09%	73,768	1,393	1.89%
Total interest-earning assets	1,516,728	$79,540	5.24%	1,227,204	$61,874	5.04%
Non-interest earning assets	61,363			57,257
Allowance for loan losses	(20,369)			(17,583)
Total assets	$1,557,722			$1,266,878
Liabilities and Equity
Interest bearing deposits
NOWs	$54,540	$334	0.61%	$52,596	$267	0.51%
Money markets	214,251	4,543	2.12%	176,359	2,894	1.64%
Savings	113,354	594	0.52%	154,229	818	0.53%
Time deposits	434,569	10,172	2.34%	314,609	4,977	1.58%
Brokered certificates of deposit	116,131	3,044	2.62%	100,244	2,115	2.11%
Total interest-bearing deposits	932,845	18,687	2.00%	798,037	11,071	1.39%
Borrowings	121,198	3,968	3.27%	119,286	2,700	2.26%
Total interest-bearing liabilities	1,054,043	$22,655	2.15%	917,323	$13,771	1.50%
Non-interest bearing deposits	323,146			196,068
Other liabilities	12,002			7,897
Total liabilities	1,389,191			1,121,288
Equity	168,531			145,590
Total liabilities and equity	$1,557,722			$1,266,878
Net interest income		$56,885			$48,103
Interest rate spread			3.09%			3.54%
Net interest margin			3.75%			3.92%

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

	Years ended December 31,
	2019 vs 2018
	Variance due to change in
	Average Volume	Average Rate	Net Increase/ (Decrease)
	(Dollars in thousands)
Interest Income:
Loans (net of deferred costs/fees)	$12,042	$3,991	$16,033
Investment securities	(180)	(1)	(181)
Federal funds sold and cash equivalents	1,648	166	1,814
Total interest income	13,510	4,156	17,666
Interest Expense:
Deposits	2,099	5,517	7,616
Borrowed funds	44	1,224	1,268
Total interest expense	2,143	6,741	8,884
Net interest income	$11,367	$(2,585)	$8,782

Provision for loan losses

Our provision for loan losses in each period is driven by net charge-offs and changes to the allowance for loan losses. We recorded a provision for loan losses of $2.7 million and $1.8 million in 2019 and 2018, respectively. The provision for loan losses as a percentage of interest income was 3.39% and 2.91% in 2019 and 2018, respectively.
Our provision for loan losses increased by $900,000 in 2019 compared to 2018 primarily due to increased loan volumes. For more information about our provision and allowance for loan and lease losses and our loss experience, see “Risk Management and Asset Quality-Allowance for Loan and Lease Losses” and NOTE 4. Loans and Allowance for Loan and Lease Losses in the Consolidated Financial Statements.

Non-interest Income

The table below displays the components of non-interest income for 2019 and 2018.

	2019	2018
	(Dollars in thousands)
Gain on sale of SBA loans	$116	378
Other Loan fees	982	1,121
Bank owned life insurance income	601	613
Service fees on deposit accounts	1,921	1,482
Loss on sale and valuation adjustments of OREO	(246)	(690)
Other	465	503
Total non-interest income	$3,839	$3,407

Non-interest income increased by $432,000 to $3.8 million in 2019 compared to 2018 primarily due to:

•	An increase in fee income related to the commercial deposit accounts;

•	A decrease in losses related to the sale and valuation adjustment of other real estate owned (OREO); and
These increases were partially offset by decease in loan fees and the decrease in gain on sale of the loans. The fee income for the year ended December 31, 2019 from the commercial deposit accounts of depositors who do business in the medical-use cannabis industry totaled $1.6 million and is included in service fees on deposit accounts in the accompanying consolidated statements of income. Such deposit fee income totaled $613,000 during the year ended December 31, 2018. Please refer to

Note 15. Commitments and Contingencies in the Notes to the Consolidated Financial Statements for our banking services to customers who do business in the medical-use cannabis industry.

Non-Interest Expense

The following table displays the components of non-interest expense for 2019 and 2018.

	2019	2018
	(Dollars in thousands)
Compensation and benefits	$9,188	$8,251
Professional services	1,946	1,419
Occupancy and equipment	1,793	1,675
Data processing	1,046	835
FDIC insurance and other assessments	56	420
OREO expense	415	611
Other operating expense	3,508	3,084
Total non-interest expense	$17,952	$16,295

Non-interest expense increased $1.7 million to $18.0 million for 2019, from $16.3 million for 2018 primarily due to

•	Increase in compensation and benefits; and

•	Increase in professional services cost.
These increases were partially offset by decrease in FDIC insurance assessment fees. The increase in noninterest expense was primarily due to the growth of the business.

Income Tax

Income tax expense increased $1.4 million to $9.8 million on income before taxes of $40.1 million for 2019, compared to income tax expense of $8.4 million on income before taxes of $33.4 million for 2018. The effective income tax rates for 2019 and 2018 were 24.4% and 25.1%, respectively.

Financial Condition
General
At December 31, 2019, the Company’s total assets were $1.68 billion, an increase of $213.8 million or 14.6%, from December 31, 2018. The increase in total assets was primarily attributable to increase in loans and cash and cash equivalents. Total loans outstanding increased $179.4 million, primarily due to the increase in the construction and one-to-four-family residential loan portfolios, which increased $91.2 million and $91.5 million, respectively, to $231.1 million and $636.9 million , respectively, at December 31, 2019 from $139.9 million and $545.4 million at December 31, 2018. Cash and cash equivalents increased $37.1 million from December 31, 2018 to $191.6 million at December 31, 2019.

Total liabilities were $1.50 billion at December 31, 2019. This represented a $189.3 million, or 14.4%, increase from $1.31 billion at December 31, 2018. The increase in total liabilities was primarily due to an increase in total deposits, which increased $155.3 million, or 13.1%, to $1.34 billion at December 31, 2019, from $1.18 billion at December 31, 2018.
Total equity was $179.4 million and $155.0 million at December 31, 2019 and December 31, 2018, respectively, for an increase of $24.4 million from December 31, 2018.

The following table presents certain key condensed balance sheet data as of December 31, 2019 and December 31, 2018:

	December 31, 2019	December 31, 2018
	(Dollars in thousands)
Cash and cash equivalents	$191,607	$154,471
Investment securities	27,780	32,391
Loans held for sale	190	419
Loans, net of unearned income	1,420,749	1,241,157
Allowance for loan losses	21,811	19,075
Total assets	1,681,160	1,467,398
Total deposits	1,339,219	1,183,873
FHLBNY borrowings	134,650	104,650
Subordinated debt	13,403	13,403
Total liabilities	1,501,736	1,312,402
Total equity	179,424	154,996
Total liabilities and equity	1,681,160	1,467,398
Cash and cash equivalents

Cash and cash equivalents increased $37.1 million to $191.6 million at December 31, 2019 from $154.5 million at December 31, 2018, an increase of 24.0%. The increase was primarily due to the cash received from the increase in deposits.

Investment securities

Total investment securities decreased to $27.8 million at December 31, 2019, from $32.4 million at December 31, 2018, a decrease of $4.6 million or 14.2%. The decrease was primarily due to the normal pay downs of mortgage-backed securities. The following table presents a summary of our investment securities portfolio at December 31, 2019, 2018, and 2017.

	At December 31,
	2019	2018	2017
	(Dollars in thousands)
Securities Held to Maturity at Amortized Cost
State and political subdivisions	$1,167	$1,113	$2,268
Securities Available for Sale at Fair Value:
Corporate debt obligations	$500	$500	$1,033
Residential mortgage-backed securities	26,075	30,721	36,863
Collateralized mortgage obligations	38	57	95
Total securities available for sale	26,613	31,278	37,991
Total	$27,780	$32,391	$40,259

The following table sets forth information regarding the scheduled maturities, amortized costs, estimated fair values, and weighted average yields of the Bank’s investment securities portfolio at December 31, 2019, by contractual maturity. The table does not take into consideration the effects of scheduled repayments or the effects of possible prepayments. The yield information does not give effect to changes in fair value that are reflected as a component of stockholders' equity.

	At December 31, 2019
	One to Five Years		After Five to Ten Years		More Than Ten Years		Total Investment Securities
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Fair Value
	(Amounts in thousands, except yields)
Securities Held to Maturity:
State and political subdivisions	$—	—%	$1,167	4.76%	$—	—%	$1,167	4.76%	$1,430

Securities Available for Sale:
Corporate debt obligations	$—	—%	$500	4.75%	$—	—%	$500	4.75%	$500
Residential mortgage-backed securities	156	—	11,379	2.36	14,454	2.49	25,989	2.41	26,075
Collateralized mortgage obligations	—	—	—	—	37	4.61	37	4.61	38
Total securities available for sale	156	—	11,879	2.45	14,491	2.49	26,526	2.45	26,613
Total	$156	—%	$13,046	2.63%	$14,491	2.49%	$27,693	2.54%	$28,043

For additional information of our investment portfolio, see NOTE 3 - Investment Securities to the Consolidated Financial Statements.

Loans

Our lending relationships are primarily with small to mid-sized businesses and individual consumers residing primarily in and around Southern New Jersey and Philadelphia, Pennsylvania. We focus our lending efforts primarily in three lending areas: residential mortgage loans, commercial mortgage loans, and construction loans.
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
The construction loans we originate provide real estate acquisition, development and construction funds to individuals and real estate developers. The loans are secured by the properties under development. The construction loan funds are disbursed periodically at pre-specified stages of completion.
We also originate commercial and industrial loans, which provide liquidity to businesses in the form of lines of credit and may be secured by accounts receivable, inventory, equipment or other assets. In addition, we have a small consumer loan portfolio providing funds to individual borrowers.

At December 31, 2019, the total loan portfolio increased to $1.42 billion compared to $1.24 billion at December 31, 2018.

Loans held for sale (HFS): Loans held for sale are comprised of SBA loans originated for sale. Loans held for sale totaled $190,000 at December 31, 2019 and $419,000 at December 31, 2018.

Loans receivable: Loans receivable increased to $1.42 billion at December 31, 2019 from $1.24 billion at December 31, 2018. The increase was largely driven by the growth of the residential 1 - 4 family mortgage and construction loan portfolio. Loans receivable, excluding loans held for sale, as of December 31, 2019, 2018, 2017, 2016, and 2015 consisted of the following:

	December 31, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
	Amount	Amount	Amount	Amount	Amount
	(Dollars in thousands)
Commercial and Industrial	$36,777	$34,640	$38,972	$26,774	$27,140
Construction	231,095	139,877	95,625	67,294	52,995
Real Estate Mortgage:
Commercial – Owner Occupied	136,753	135,617	126,250	123,898	172,040
Commercial – Non-owner Occupied	298,204	321,580	270,472	268,123	256,471
Residential – 1 to 4 Family	636,891	545,391	416,317	309,340	213,266
Residential – Multifamily	68,258	49,628	47,832	39,804	18,113
Consumer	12,771	14,424	16,249	16,720	18,476
Total Loans	$1,420,749	$1,241,157	$1,011,717	$851,953	$758,501
Amounts presented include adjustments for related unamortized deferred costs and fees.

Maturities and sensitivity of loans to changes in interest rate: The following table sets forth contractual maturities of selected categories of loans and the contractual distribution of loans in those categories to changes in interest rates at December 31, 2019.

	Due within one year	Due after one through five years	Due after five years	Total
	(Dollars in thousands)
Commercial and Industrial	$16,226	$6,654	$13,897	$36,777
Construction	147,972	76,827	6,296	231,095
Commercial Real Estate Mortgage:
Commercial - Owner Occupied	10,383	28,535	97,835	136,753
Commercial - Non-Owner Occupied	12,471	115,880	169,853	298,204
Total	$187,052	$227,896	$287,881	$702,829

Loans at fixed interest rates	$20,811	$35,258	$41,525	$97,594
Loans at floating/variable interest rates	166,240	192,638	246,357	605,235
Total	$187,051	$227,896	$287,882	$702,829

Deposits

We offer individuals and businesses a wide variety of accounts, including checking, savings, money market accounts, individual retirement accounts and certificates of deposit. Deposits are obtained primarily from communities that the Bank serves. At December 31, 2019, the Bank’s total deposits increased to $1.34 billion from $1.18 billion at December 31, 2018, an increase of $155.3 million, or 13.1%. The increase in deposits was primarily related to the increase in time deposits.

	December 31
	2019	2018
	(Dollars in thousands)
Noninterest-bearing	$259,269	$360,329
Interest-bearing
Checking	55,606	52,721
Savings	105,554	131,127
Money market	232,115	208,335
Time deposits	686,675	431,361
Total deposits	$1,339,219	$1,183,873

The following tables detail the average amount, the average rate paid, and the percentage of each category to total deposits for the most recent three years ended December 31, 2019, 2018, and 2017.

	2019
	Average Balance	Yield/Rate	Percent of Total
	(Dollars in thousands, except percentages)
NOWs	$54,540	0.61%	4.34%
Money markets	214,251	2.12%	17.06%
Savings	113,354	0.52%	9.03%
Time deposits	434,569	2.34%	34.60%
Brokered CDs	116,131	2.62%	9.25%
Total interest-bearing deposits	932,845	2.00%
Non-interest bearing demand deposits	323,146		25.72%
Total deposits	$1,255,991		100.00%

	2018
	Average Balance	Yield/Rate	Percent of Total
	(Dollars in thousands, except percentages)
NOWs	$52,596	0.51%	5.29%
Money markets	176,359	1.64%	17.75%
Savings	154,229	0.53%	15.51%
Time deposits	314,609	1.58%	31.65%
Brokered CDs	100,244	2.11%	10.08%
Total interest-bearing deposits	798,037	1.39%
Non-interest bearing demand deposits	196,068		19.72%
Total deposits	$994,105		100.00%

11

	2017
	Average Balance	Yield/Rate	Percent of Total
	(Dollars in thousands, except percentages)
NOWs	$42,582	0.49%	5.26%
Money markets	138,084	0.78%	17.06%
Savings	180,908	0.53%	22.36%
Time deposits	288,617	1.17%	35.66%
Brokered CDs	74,357	1.16%	9.19%
Total interest-bearing deposits	724,548	0.89%
Non-interest bearing demand deposits	84,758		10.47%
Total deposits	$809,306		100.00%

The following table indicates the amount of the Company’s certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2019.

Maturity Period	Certificates of Deposit
(Dollars in thousands)
Within three months	$109,300
Three through twelve months	291,027
Over twelve months	96,253
Total	$496,580

Borrowings

Borrowings consist of subordinated debt and advances from the FHLB and other parties. At December 31, 2019, we had $134.7 million in FHLB advances. The advances are secured by qualifying loans and other qualified assets with the FHLB. FHLB members are required to purchase and hold shares of FHLB capital stock in an amount equal to the sum of a minimum investment, currently 0.125% of mortgage-related assets held by the FHLB member, and activity-based stock investment, currently 4.5% of the outstanding principal balance of advance outstanding. As of December 31, 2019, our FHLB stock investment totaled $7.4 million. At December 31, 2019, we had $13.4 million of trust preferred debentures outstanding. The interest rates on $10.3 million and $3.1 million of the trust preferred debentures were 3.57% and 3.39%, respectively. The interest rates on our subordinate debentures are reset quarterly at base rate plus three-month LIBOR and the debts will mature after 2021. There are uncertainties about what alternative reference rate might replace LIBOR for our subordinate debentures after the expected discontinuation of LIBOR after 2021 and what will be the impact on our financial statements. Currently, the US Alternative Reference Rates Committee (“ARRC”) has identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for USD LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Some market participants are also considering other USD reference rates for certain instruments. The work being performed globally to address reference rate transition risk is ongoing and evolving. We are continuing following the development of alternative reference rates.

At December 31, 2019, total borrowings increased $30.0 million to $148.1 million at December 31, 2019 from $118.1 million at December 31, 2018. The following tables set forth information regarding our FHLB advances:

	December 31,
	2019	2018
	(Dollars in thousands, except rates)
Amount outstanding at year end	$134,650	$104,650
Weighted average interest rates at year end	2.41%	2.67%
Maximum outstanding at any month end	$134,650	$134,650
Average outstanding for the years	$107,795	$105,883
Weighted average interest rate during the year	2.79%	2.00%

For more information on the Company's borrowings, refer to the Note 7. Borrowings in the Notes to Consolidated Financial Statements.
Equity

Total shareholders’ equity increased to $177.6 million at December 31, 2019 from $153.6 million at December 31, 2018, an increase of $24.0 million or 15.7%. Total equity increased to $179.4 million at December 31, 2019 from $155.0 million at December 31, 2018. The increases in total shareholders' equity and total equity were primarily due to the retention of earnings from the period.

Common and Preferred Stocks

The Company's common stock is listed on the Nasdaq Capital Market under the trading symbol of "PKBK". The number of shareholders of record of common stock as of February 25, 2020, was approximately 256. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At February 25, 2020, there were 10,772,057 shares of our common stock outstanding.

The Company paid a quarterly cash dividend each quarter of 2019. The first quarter dividend declared was $0.14 per share and paid in April 2019. The dividend declared was increased to $0.16 per share in the second, third and fourth quarters of 2019. The second and third quarter dividend declared were paid in July and October. The fourth quarter dividend was paid in January, 2020. The Company also paid a cash dividend $1.5 million on the common stock on January 25, 2019 which had been declared in the fourth quarter of 2018. During 2019 the Company paid $6.5 million in common stock cash dividends.

The Company also has 500 shares of 6% non-Cumulative Series B Preferred Stock outstanding at December 31, 2019. The preferred stock has a liquidation preference of $1,000 per share. Each share of Series B Preferred Stock is convertible, at the option of the holder into approximately 125.05 shares of Common Stock at December 31, 2019. Upon full conversion of the outstanding shares of the Series B Preferred Stock, the Company will issue approximately 62,553 shares of the common stock assuming that the conversion rate does not change. The conversion rate and the total number of shares to be issued would be adjusted for future stock dividends, stock splits and other corporate actions.

The Company has recorded dividends on preferred stock in the approximate amount of $24,000 and $446,000 for the years ended December 31, 2019 and 2018, respectively. The Company paid cash dividends of $60 per share on the preferred stock for the years 2019 and 2018. The preferred stock qualifies and is accounted for as equity securities and is included in the Company’s Tier I capital since issued.

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

For the year ended December 31, 2019, our loan portfolios continued to show strong credit quality. The loss levels of our loan portfolios remained near historically low levels and reflect our long-term risk focus. At December 31, 2019, the allowance for loan losses was $21.8 million, as compared to $19.1 million at December 31, 2018. The ratio of the allowance for loan losses to total loans was 1.54% at December 31, 2019 and December 31, 2018. The provision for loan losses amounted to $2.7 million for 2019, compared to $1.8 million for 2018. During the year ended December 31, 2019, the Company charged off $56,000 in loans, and recovered $92,000, compared to $223,000 in loans charged off in the year ended December 31, 2018, and $965,000 in recoveries.

The following table sets forth the Company's allowance for loan losses by loan category at the date indicated and related percentage of the loans in the portfolio.

	December 31, 2019		December 31, 2018		December 31, 2017		December 31, 2016		December 31, 2015
	Amount	% of Loans to total Loans	Amount	% of Loans to total Loans	Amount	% of Loans to total Loans	Amount	% of Loans to total Loans	Amount	% of Loans to total Loans
	(Dollars in thousands)
Commercial and Industrial	$964	2.6%	$718	2.8%	$684	4.0%	$1,188	3.1%	$952	3.6%
Construction	2,807	16.3	1,694	11.3	2,068	9.4	2,764	7.9	2,748	7.0
Real Estate Mortgage:
Commercial – Owner Occupied	2,023	9.6	2,062	10.9	2,017	12.5	2,082	14.5	3,267	22.7
Commercial – Non-owner Occupied	5,860	21.0	5,853	25.9	4,630	26.7	3,889	31.5	3,838	33.8
Residential – 1 to 4 Family	9,151	44.8	7,917	43.9	6,277	41.1	4,916	36.3	4,802	28.1
Residential – Multifamily	819	4.8	621	4.0	627	4.7	505	4.7	254	2.4
Consumer	187	0.9	210	1.2	230	1.6	236	2.0	275	2.4
Total Loans	$21,811	100.0%	$19,075	100.0%	$16,533	100.0%	$15,580	100.0%	$16,136	100.0%

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
Impaired loans include nonperforming loans and TDRs, regardless of nonperforming status. At December 31, 2019, we had $22.1 million of loans deemed impaired compared to $21.9 million at December 31, 2018. Delinquent loans totaled $7.3 million, or 0.52% of total loans at December 31, 2019, an increase of $4.0 million from December 31, 2018. At December 31, 2019, loans 30 to 89 days delinquent totaled $2.0 million, an increase of $1.7 million from December 31, 2018. Loans delinquent 90 days or more and not accruing interest totaled $5.3 million or 0.38% of total loans at December 31, 2019, an increase of $2.3 million from $3.1 million or 0.25% of total loans at December 31, 2018. The two largest nonperforming loan relationships as of December 31, 2019 were a $1.4 million construction loan and an aggregate of $2.7 million loans to one borrower secured by farmland, which was partially guaranteed by a Federal government agency.

The table below presents an age analysis of past due loans by loan class and the percentage of the nonperforming loans to total loans at December 31, 2019:

December 31, 2019	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing (NPL)	Greater than 90 Days and Accruing	Current	Total Loans	NPL to Loan Type %
	(Dollars in thousands except ratios)
Commercial and Industrial	$—	$—	$286	$—	$36,491	$36,777	0.78%
Construction	—	—	1,365	—	229,730	231,095	0.59%
Real Estate Mortgage:
Commercial – Owner Occupied	—	1,722	2,702	—	132,329	136,753	1.98%
Commercial – Non-owner Occupied	—	—	70	—	298,134	298,204	0.02%
Residential – 1 to 4 Family	—	262	925	—	635,704	636,891	0.15%
Residential – Multifamily	—	—	—	—	68,258	68,258	—%
Consumer	—	—	—	—	12,771	12,771	—%
Total Loans	$—	$1,984	$5,348	$—	$1,413,417	$1,420,749	0.38%

Troubled Debt Restructurings (TDRs)
We reported performing TDR loans (not reported as non-accrual loans) of $16.8 million and $18.8 million, respectively, at December 31, 2019 and December 31, 2018. Non-performing TDRs were $281,000 at December 31, 2019. There were no non performing TDRs at December 31, 2018. There were no new loans modified as a TDR and no additional commitments to lend additional funds to debtors whose loans have been modified in TDRs for the year ended December 31, 2019 and the year ended December 31, 2018, respectively. Refer to the Note 1.  Description of Business and Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements for further discussion on management's methodology for TDR policy.
Other Real Estate Owned(OREO)

OREO at December 31, 2019 was $4.7 million, compared to $5.1 million at December 31, 2018, a decrease of $397,000, primarily due to sale of OREO and valuation adjustment, partially offset by the increase in OREO from the loan transfer in. Refer to the Note 5. OREO in the Notes to Consolidated Financial Statements for detailed information regarding OREO.

At December 31, 2019, the Company had $10.1 million in nonperforming assets, which includes $5.3 million of nonperforming loans and $4.7 million of OREO, or 0.60% of total assets, an increase from $8.2 million, or 0.56% of total assets at December 31, 2018. Specific allowances for loan losses on impaired loans have been established in the amount of $1.1 million at December 31, 2019, as compared to $610,000 on impaired loans at December 31, 2018.

Liquidity and Capital Resources
Liquidity is a measure of our ability to generate cash to support asset growth, meet deposit withdrawals, satisfy other contractual obligations, and otherwise operate on an ongoing basis. At December 31, 2019, our cash position was $191.6 million. We invest cash that is in excess of our immediate operating needs primarily in our interest-bearing account at the Federal Reserve.
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

We also use brokered deposits as a funding source, which is more volatile than core deposits. The Bank also joined Promontory Inter Financial Network to secure an additional alternative funding source. Promontory provides the Bank an additional source of external funds through their weekly CDARS® settlement process. The rates are comparable to brokered deposits and can be obtained within a shorter period time than brokered deposits. While deposit accounts comprise the vast majority of our funding needs, we maintain secured borrowing lines with the FHLBNY. As of December 31, 2019, the Company had lines of credit with the FHLBNY of $380.9 million, of which $134.7 million was outstanding, and an additional $40.0 million was a letter of credit for securing public funds. The remaining borrow capacity was $206.2 million at December 31, 2019.

Our investment portfolio primarily consists of mortgage-backed available for sale securities issued by US government agency and government sponsored entities. These available for sale securities are readily marketable and are available to meet our additional liquidity needs. At December 31, 2019, the Company's investment securities portfolio classified as available for sale was $26.6 million.

We had unused loan commitments of $205.1 million at December 31, 2019. Our loan commitments are normally originated with the full amount of collateral. Such commitments have historically been drawn at only a fraction of the total commitment. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The funding requirements for such commitments occur on a measured basis over time and would be funded by normal deposit growth.

The following is a discussion of our cash flows for the years ended December 31, 2019 and 2018.

Cash flows provided by operating were $34.4 million for the year ended December 31, 2019, compared to $28.9 million for the same period in the prior year. The increase in operating cash flow was primarily due to higher interest income and other cash inflow in the current year, principally reflecting increased income from loans, a decrease in use of cash for the origination of SBA loans for sale, and partially offset by an increase in tax paid during the year and decreased cash proceeds from the sale of SBA loans.
Cash flows used for investing was $176.1 million for the year ended December 31, 2019, compared to $219.9 million in the prior year period. The cash used in the investing activities was primarily due to the $182.3 million cash outflow required for net loan growth during the period. The cash inflows for the investing was principal from the prepayment of MBS securities.
Cash flows provided by financing was $178.8 million for the year ended December 31, 2019, compared to cash from financing $303.3 million in the same period of last year. The decrease in financing cash flow was primarily due to a $162.1 million decrease in cash from deposits activities compared to 2018, and partially offset by additional $30.0 million advances in 2019 from FHLB compared to $10 million repayment of FHLB advances in 2018.
Capital Adequacy
We utilize a comprehensive process for assessing the Company’s overall capital adequacy. We actively review our capital strategies in light of current and anticipated business risks, future growth opportunities, industry standards, and compliance with regulatory requirements. The assessment of overall capital adequacy depends on a variety of factors, including asset quality, liquidity, earnings stability, competitive forces, economic conditions, and strength of management. Our objective is to maintain capital at an amount commensurate with our risk profile and risk tolerance objectives, and to meet both regulatory and market expectations. We primarily manage our capital through the retention of earnings. We also use other meanings to manage our capital. Total equity increased $24.4 million from December 31, 2018, predominantly from the Company’s net income of $29.8 million from the period, net of common and preferred stock dividends of $6.7 million.
Banks and bank holding companies are subject to various regulatory capital requirements administered by federal banking agencies. Under current capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the Company must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items, as calculated under the regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Failure to meet minimum capital requirements can result in regulatory actions.
In November 2019, Federal bank regulatory agencies finalized a rule that simplifies capital requirements for community banks by allowing them to optionally adopt a simple leverage ratio to measure capital adequacy, which removes requirements for calculating and reporting risk-based capital ratios for a qualifying community bank that have less than $10 billion in total consolidated assets, limited amounts of off-balance-sheet exposures and trading assets and liabilities, and a leverage ratio greater than 9 percent. The community bank leverage ratio framework will be effective on January 1, 2020.
Under the current capital rules, the Company and the Bank elected to exclude the effects of certain Accumulated Other Comprehensive Income (“AOCI”) items from its regulatory capital calculation. At December 31, 2019, the Bank and the Company were both considered “well capitalized.”

The following table presents the regulatory capital and ratios of the Company and the Bank at December 31, 2019:

	Amount	Ratio	Amount	Ratio
	(Dollars in thousands except ratios)
	Company		Parke Bank
Total risk-based capital	$208,013	16.70%	$207,620	16.67%
Tier 1 risk-based capital	$192,365	15.44%	$191,977	15.42%
Tier 1 leverage	$192,365	11.87%	$191,977	11.85%
Tier 1 common equity	$177,068	14.21%	$190,158	15.27%

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

The interest rate sensitivity position as of December 31, 2019, is presented in the following table. Assets and liabilities are scheduled based on maturity or re-pricing data except for mortgage loans and mortgage-backed securities, which are based on prevailing prepayment assumptions and expected maturities and deposits which are based on recent retention experience of core deposits. The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table.

	As of December 31, 2019
	3 Months or Less	Over 3 Months Through 12 Months	Over 1 Year Through 3 Years	Over 3 Years Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Interest-earning assets:
Loans (1)	$183,678	$254,287	$421,382	$230,494	$325,422	$1,415,263
Investment securities	1,670	3,536	7,966	6,746	7,862	27,780
Federal funds sold and cash equivalents	181,525	—	—	—	—	181,525
Total interest-earning assets	$366,873	$257,823	$429,348	$237,240	$333,284	$1,624,568
Interest-bearing liabilities:
NOW, Saving and Money market deposits	$22,700	$68,100	$182,375	$109,819	$10,282	$393,276
Retail time deposits	93,180	310,376	148,928	3,548	14	556,046
Brokered time deposits	56,407	74,221	—	—	—	130,628
Borrowed funds	21,000	91,150	22,500	—	—	134,650
Total interest-bearing liabilities	$193,287	$543,847	$353,803	$113,367	$10,296	$1,214,600
Interest rate sensitive gap	$173,586	$(286,024)	$75,545	$123,873	$322,988	$409,968
Cumulative interest rate gap	$173,586	$(112,438)	$(36,893)	$86,980	$409,968	$—
Ratio of rate-sensitive assets to rate-sensitive liabilities	189.8%	47.4%	121.4%	209.3%	3,237.0%	133.8%
Cumulative interest sensitivity gap to total assets	10.3%	(6.7)%	(2.2)%	5.2%	24.4%	—
(1) Loan balances exclude nonaccruing loans, deferred fees and costs, and loan discounts.

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
Commitments to extend credit, or net unfunded loan commitments, represent arrangements to lend funds or provide liquidity subject to specified contractual conditions. These commitments generally have fixed expiration dates, may require payment of a fee, and contain termination clauses in the event the customer’s credit quality deteriorates. At December 31, 2019 and December 31, 2018, unused commitments to extend credit amounted to approximately $205.1 million and $150.6 million, respectively. Commitments to fund fixed-rate loans were immaterial at December 31, 2019. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition of the Company.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. At the December 31, 2019 and December 31, 2018, standby letters of credit with customers were $20.8 million and $19.3 million, respectively.
Contractual Obligations

At December 31, 2019, we had contractual obligations primarily relating to commitments to extent credits, deposits, secured and unsecured borrowings, and operating leases. We have adequate resources to fund all unfunded commitments to the extent required and meet all contractual obligations as they come due. Please refer to Notes 6,7, 9, and 15 of the Notes to the Consolidated Financial Statements for detailed information regarding our contractual obligations.

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

We maintain the ALLL at levels that we believe to be appropriate to absorb estimated probable credit losses incurred in the loan and lease portfolios as of the balance sheet date. Our determination of the allowances is based on periodic evaluations of the loan and lease portfolios and other relevant factors. These critical estimates include significant use of our own historical data and other qualitative, quantitative data. These evaluations are inherently subjective, as they require material estimates and may be susceptible to significant change. Our allowance for loan and lease losses is comprised of two components. The specific allowance covers impaired loans and is calculated on an individual loan basis. The general based component covers loans and leases on which there are incurred losses that are not yet individually identifiable. The allowance calculation and determination process is dependent on the use of key assumptions. Key reserve assumptions and estimation processes react to and are influenced by observed changes in loan portfolio performance experience, the financial strength of the borrower, projected industry outlook, and economic conditions.

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

The majority of our assets recorded at fair value are our securities available for sale investment. The fair value of our available for sale securities are provided by independent third-party valuation services. We also have small SBA loans recorded at fair value, which represents the face value of the guaranteed portion of the SBA loans pending settlement. Other real estate owned (OREO) is recorded at fair value on a non-recurring basis and is based on the values of independent third-party full appraisals, less costs to sell (a range of 5% to 10%). Appraisals are updated every 12 months or sooner if we have identified possible further deterioration in value. Refer to Note 16 - Fair Value in the Notes to the Consolidated Financial Statements for further information.
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

Current Expected Credit Losses: In June 2016, the Financial Accounting Standards Board adopted a new accounting standard, Financial Instruments - Credit Losses, referred to as Current Expected Credit Loss, or CECL, requires financial institutions to make periodic estimates of lifetime expected credit losses on financial instruments measured at amortized cost and recognize the expected credit losses as allowances. This would likely require us to increase our allowance for loan losses, and to greatly increase the types of data we would need to collect and review to determine the appropriate level of the allowance for loan and debt securities. For public business entities except smaller reporting entities (SRCs), the guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The CECL will be effective for SEC filers which are SRCs and all other non public entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all entities, early adoption will continue to be allowed. As a small reporting company, the CECL is not effective for us until after December 15, 2022.

Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprised only of normal recurring accruals) necessary for fair presentation.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Dollars in thousands, except per share amounts)
2019
Interest income	$20,941	$20,418	$19,824	$18,357
Interest expense	6,270	5,927	5,533	4,925
Net interest income	14,671	14,491	14,291	13,432
Provision for loan losses	650	900	450	700
Income before income tax expense	10,075	10,416	10,090	9,491
Income tax expense	2,437	2,551	2,481	2,316
Net income	7,548	7,764	7,468	7,062
Preferred stock dividends	8	8	8	1
Net income available to common shareholders	7,540	7,756	7,460	7,061
Net income per common share:
Basic	$0.64	$0.65	$0.63	$0.60
Diluted	$0.63	$0.64	$0.62	$0.59

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	(Dollars in thousands, except per share amounts)
2018
Interest income	$17,469	$16,015	$14,883	$13,508
Interest expense	4,265	3,737	3,285	2,484
Net interest income	13,204	12,278	11,598	11,024
Provision for loan losses	600	600	200	400
Income before income tax expense	8,937	8,833	8,050	7,595
Income tax expense	2,004	2,615	1,923	1,835
Net income	6,827	6,126	6,111	5,760
Preferred stock dividends	17	22	168	239
Net income available to common shareholders	6,810	6,104	5,943	5,521
Net income per common share:
Basic	$0.59	$0.55	$0.60	$0.56
Diluted	$0.57	$0.51	$0.51	$0.48
* Per share information has been retroactively adjusted for the stock dividend declared in January 2020.

Parke Bancorp, Inc. and Subsidiaries

Consolidated Financial Report
December 31, 2019

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

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on our evaluation under the framework in Internal Control - Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

RSM US LLP, an independent registered public accounting firm that audited the 2019 consolidated financial statements of the Company has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2019. Their report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 is included on page 2 herein under the heading “Report of Independent Registered Public Accounting Firm.”

March 13, 2020

Vito S. Pantilione	John F. Hawkins
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Parke Bancorp, Inc. and Subsidiaries

Opinion on the Internal Control Over Financial Reporting
We have audited Parke Bancorp, Inc. and Subsidiaries (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2019 and 2018, the consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes to the consolidated financial statements of the Company and our report dated March 13, 2020 expressed an unqualified opinion.

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
March 13, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Parke Bancorp, Inc. and Subsidiaries

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Parke Bancorp, Inc. and its subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 13, 2020 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

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

Blue Bell, Pennsylvania
March 13, 2020

Parke Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2019 and 2018
(Dollars in thousands except share and per share data)

	December 31,	December 31,
	2019	2018
Assets
Cash and due from banks	$10,082	$5,915
Interest bearing deposits with banks	181,525	148,556
Cash and cash equivalents	191,607	154,471
Investment securities available for sale, at fair value	26,613	31,278
Investment securities held to maturity (fair value of $1,430 at December 31, 2019 and $1,292 at December 31, 2018)	1,167	1,113
Total investment securities	27,780	32,391
Loans held for sale	190	419
Loans, net of unearned income	1,420,749	1,241,157
Less: Allowance for loan losses	(21,811)	(19,075)
Net loans	1,398,938	1,222,082
Accrued interest receivable	6,069	5,191
Premises and equipment, net	6,946	6,783
Restricted stock	7,440	5,858
Bank owned life insurance (BOLI)	26,410	25,809
Deferred tax asset	6,285	6,511
Other	9,495	7,883
Total Assets	$1,681,160	$1,467,398
Liabilities and Equity
Liabilities
Deposits
Noninterest-bearing deposits	$259,269	$360,329
Interest-bearing deposits	1,079,950	823,544
Total deposits	1,339,219	1,183,873
FHLBNY borrowings	134,650	104,650
Subordinated debentures	13,403	13,403
Accrued interest payable	2,260	1,390
Other	12,204	9,086
Total liabilities	1,501,736	1,312,402
Equity
Preferred stock,1,000,000 shares authorized, $1,000 liquidation value Series B non-cumulative convertible; 500 shares and 1,224 shares outstanding at December 31, 2019 and 2018, respectively	500	1,224
Common stock, $.10 par value; authorized 15,000,000 shares; Issued: 12,132,855 shares and 10,953,081 shares at December 31, 2019 and 2018, respectively	1,213	1,095
Additional paid-in capital	134,706	112,807
Retained earnings	44,143	42,079
Accumulated other comprehensive loss	58	(633)
Treasury stock, 284,522 shares at December 31, 2019 and 2018, at cost	(3,015)	(3,015)
Total shareholders’ equity	177,605	153,557
Noncontrolling interest in consolidated subsidiaries	1,819	1,439
Total equity	179,424	154,996
Total liabilities and equity	$1,681,160	$1,467,398
Common stock issued at December 31, 2019 was retroactively adjusted for the stock dividend declared in January 2020.
See accompanying notes to consolidated financial statements.

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2019 and 2018
(Dollars in thousands except share and per share data)

	2019	2018
Interest income:
Interest and fees on loans	$75,172	$59,139
Interest and dividends on investments	1,161	1,342
Interest on federal funds sold and deposits with banks	3,207	1,393
Total interest income	79,540	61,874
Interest expense:
Interest on deposits	18,687	11,071
Interest on borrowings	3,968	2,700
Total interest expense	22,655	13,771
Net interest income	56,885	48,103
Provision for loan losses	2,700	1,800
Net interest income after provision for loan losses	54,185	46,303
Non-interest income
Gain on sale of SBA loans	116	378
Other loan fees	982	1,121
Bank owned life insurance income	601	613
Service fees on deposit accounts	1,921	1,482
Net loss on sale and valuation adjustments of OREO	(246)	(690)
Other	465	503
Total non-interest income	3,839	3,407
Non-interest expense
Compensation and benefits	9,188	8,251
Professional services	1,946	1,419
Occupancy and equipment	1,793	1,675
Data processing	1,046	835
FDIC insurance and other assessments	56	420
OREO expense	415	611
Other operating expense	3,508	3,084
Total non-interest expense	17,952	16,295
Income before income tax expense	40,072	33,415
Income tax expense	9,785	8,377
Net income attributable to Company and noncontrolling interest	30,287	25,038
Less: Net income attributable to noncontrolling interest	(446)	(214)
Net income attributable to Company	29,841	24,824
Less: Preferred stock dividend	(24)	(446)
Net income available to common shareholders	$29,817	$24,378
Earnings per common share
Basic	$2.52	$2.30
Diluted	$2.48	$2.07
Weighted average common shares outstanding
Basic	11,838,096	10,592,414
Diluted	12,011,082	12,002,479
All share and per share information has been retroactively adjusted for the stock dividend declared in January 2020.

See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2019 and 2018

	For the Year ended December 31,
	2019	2018
	(Dollars in thousands)
Net income	$30,287	$25,038
Unrealized gains on investment securities, net of reclassification into income:
Unrealized (losses) gains on non-OTTI securities	918	(624)
Tax impact on unrealized gain (loss)	(227)	148
Reclassification of prior tax effects	—	(27)
Total unrealized (losses) gains on investment securities	691	(503)
Comprehensive income	30,978	24,535
Less: Comprehensive income attributable to noncontrolling interests	(446)	(214)
Comprehensive income attributable to the Company	$30,532	$24,321
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Equity
Years Ended December 31, 2019, and 2018
(Dollars in thousands except share data)
	Preferred Stock	Shares of Common Stock issued	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance, December 31, 2017	$15,971	8,301,497	$830	$81,940	$39,184	$(130)	$(3,015)	$134,780	$—	$134,780
Retained earnings adjustment for prior tax effects	—	—	—	—	27	—	—	27	—	27
Capital activity by minority (non-controlling) interest	—	—	—	—	—	—	—	—	1,225	1,225
Net income	—	—	—	—	24,824	—	—	24,824	214	25,038
Common stock options exercised	—	5,539	1	42	—	—	—	43	—	43
Preferred stock shares conversion	(14,747)	1,843,761	184	14,563	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	(503)	—	(503)	—	(503)
Stock compensation expense	—	—	—	109	—	—	—	109	—	109
Stock dividend	—	802,284	80	16,153	(16,237)	—	—	(4)	—	(4)
Dividend on preferred stock	—	—	—	—	(446)	—	—	(446)	—	(446)
Dividend on common stock	—	—	—	—	(5,273)	—	—	(5,273)	—	(5,273)
Balance, December 31, 2018	$1,224	10,953,081	$1,095	$112,807	$42,079	$(633)	$(3,015)	$153,557	$1,439	$154,996
Earnings distribution to non-controlling interest	—	—	—	—	—	—	—	—	(66)	(66)
Net income	—	—	—	—	29,841	—	—	29,841	446	30,287
Common stock options exercised	—	12,121	1	47	—	—	—	48	—	48
Preferred stock shares conversion	(724)	90,532	9	715	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	691	—	691	—	691
Stock compensation expense	—	—	—	176	—	—	—	176	—	176
Stock dividend	—	1,077,121	108	20,961	(21,069)	—	—	—	—	—
Dividend on preferred stock	—	—	—	—	(24)	—	—	(24)	—	(24)
Dividend on common stock	—	—	—	—	(6,684)	—	—	(6,684)	—	(6,684)
Balance, December 31, 2019	$500	12,132,855	$1,213	$134,706	$44,143	$58	$(3,015)	$177,605	$1,819	$179,424
* Stock dividend declared in January 2020 was retroactively reflected at the balance of common stock issued for December 31, 2019 and related common stock, paid in capital and retained earnings.
See accompanying notes to consolidated financial statements

Parke Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2019 and 2018
(Dollars in thousands)

	2019	2018
Cash Flows from Operating Activities
Net income	$30,287	$25,038
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	431	380
Provision for loan losses	2,700	1,800
Increase in value of bank-owned life insurance	(601)	(613)
Gain on sale of SBA loans	(116)	(378)
SBA loans originated for sale	(940)	(4,696)
Proceeds from sale of SBA loans originated for sale	1,285	6,196
Net loss on sale of OREO and valuation adjustments	246	690
Net accretion of purchase premiums and discounts on securities	38	45
Stock based compensation	176	109
Deferred income tax	(163)	58
Net changes in:
Increase in accrued interest receivable and other assets	(181)	(1,657)
Increase in accrued interest payable and other accrued liabilities	1,226	1,929
Other	45	—
Net cash provided by operating activities	34,433	28,901
Cash Flows from Investing Activities
Repayments and maturities of investment securities available for sale	5,491	5,995
Repayments and maturities of investment securities held to maturity	—	1,204
Net increase in loans	(182,307)	(230,320)
Purchases of bank premises and equipment	(594)	(138)
Proceeds from sale of OREO, net	2,857	3,056
Redemptions (purchases) of restricted stock	(1,582)	314
Net cash used in investing activities	(176,135)	(219,889)
Cash Flows from Financing Activities
Cash dividends	(6,490)	(5,412)
Proceeds from exercise of stock options	48	43
Capital contribution (earnings distributions) from non-controlling interest	(66)	1,225
Net (decrease) increase in FHLBNY and short-term borrowings	30,000	(10,000)
Net (decrease) increase in noninterest-bearing deposits	(101,060)	235,973
Net increase in interest-bearing deposits	256,406	81,517
Net cash provided by financing activities	178,838	303,346
Increase in cash and cash equivalents	37,136	112,358
Cash and Cash Equivalents, January 1,	154,471	42,113
Cash and Cash Equivalents, December 31,	$191,607	$154,471

Supplemental Disclosure of Cash Flow Information:
Interest paid	$21,785	$13,100
Income taxes paid	$9,900	$8,654

Non-cash Investing and Financing Items
Loans transferred to OREO	$2,751	$1,622
Establishment of lease liability and right-of-use asset	$2,785	$—
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

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). We have reclassified certain prior year amounts to conform to the 2019 presentation, which did not have a material impact on our consolidated financial condition or results of operations. The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

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

Investment Securities: Debt securities are recorded on a trade-date basis. We classify debt securities as held to maturity if we have the positive intent and ability to hold the securities to maturity. We report securities held to maturity on our consolidated balance sheets at carrying value, which generally equals amortized cost. Amortized cost reflects historical cost adjusted for amortization of premiums, accretion of discounts and any previously recorded impairments. Debt securities not classified as held to maturity or trading are designated as securities available for sale ("AFS") and carried at fair value with unrealized gains and losses, net of income taxes, reflected in accumulated other comprehensive income (loss). We did not have any securities classified as trading securities during 2019 or 2018.

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

On at least a quarterly basis, we review all debt securities that are in an unrealized loss position for OTTI. An investment security is deemed impaired if the fair value of the investment is less than its amortized cost. If the present value of the cash flows expected to be collected, discounted at the security’s effective yield, is less than the security’s amortized cost, OTTI is considered to have occurred. For a debt security for which there has been a decline in the fair value below the amortized cost basis, if we intend to sell the security, or if it is more likely than not we will be required to sell the security before recovery of the amortized cost basis, an OTTI write-down is recognized in earnings equal to the entire difference between the amortized cost basis and fair value of the security. For debt securities that are considered OTTI and that we do not intend to sell and will not be required to sell prior to recovery of our amortized cost basis, we separate the amount of the impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security’s amortized cost basis and the present value of its expected future cash flows discounted at the security’s effective yield. The remaining difference between the security’s fair value and the present value of expected future cash flows is due to factors that are not credit-related and, therefore, is recognized in other comprehensive income.

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

The Company performs periodic reviews of its loan and lease portfolios to identify credit risks and to assess the overall collectability of those portfolios. The Company's allowance for loan losses includes a general based component and a specific component. The specific component of the allowance relates to loans considered to be impaired, which includes performing TDRs as well as nonperforming loans. To determine the specific component of the allowance, the loans are evaluated individually based on the borrower's ability to repay amounts owed, collateral, relative risk grade of the loans, and other factors given current events and conditions. The Company generally measures the specific allowance as the difference between the fair value (net realizable value) and the recorded investment of a loan.

The general component of the allowance evaluates the impairments of pools of the loan and lease portfolio collectively. It incorporates a historical valuation allowance and general valuation allowance. The historical loss experience is measured by type of credit and internal risk grade, loss severity, specific homogeneous risk pools. A historical loss ratio and valuation allowance are established for each pool of similar loans and updated periodically based on actual charge-off experience and current events. The general valuation allowance is based on general economic conditions and other qualitative risk factors both internal and external to the Company. It is generally determined by evaluating, among other things: (i) the experience, ability and effectiveness of the Bank's lending management and staff; (ii) the effectiveness of the Bank's loan policies, procedures and internal controls; (iii) changes in asset quality; (iv) changes in loan portfolio volume; (v) the composition and concentrations of credit; (vi) the impact of competition on loan structuring and pricing; (vii) the effectiveness of the internal loan review function; (viii) the impact of environmental risks on portfolio risks; (ix) the impact of rising interest rates on portfolio risk; and (x) national and local economic trends and conditions, and industry conditions. Management evaluates the degree of risk that each one of these components has on the quality of the loan portfolio on a quarterly basis. Each component is determined to have either a high, high-moderate, moderate, low-moderate or low degree of risk. The results are then input into a "general allocation matrix" to determine an appropriate general valuation allowance.

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

Other Real Estate Owned (“OREO”): Real estate acquired through foreclosure or other proceedings is initially carried at fair value less estimated costs of disposal which establishes a new cost basis. Costs of improving OREO are capitalized to the extent that the carrying value does not exceed its fair value less estimated selling costs. Subsequent valuation adjustments, declines, if any, are recognized as a charge against current earnings. Holding costs are charged to expense. Gains and losses on sales are recognized in noninterest income as they occur. The OREO balance is included in the other assets in the balance sheets.

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

Lease: Lease classification is determined at inception for all lease transactions with an initial term greater than one year. At adoption of ASU 2016-02, we elected the practical expedients, which allows us to not reassess the lease classification for any existing leases. Operating leases are included as right-of-use (“ROU”) assets within other assets, and operating lease liabilities are classified as other liabilities on our consolidated balance sheets. Our operating lease expense is included in occupancy and equipment within non-interest expense in our consolidated statements of income.

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

The Company did not recognize any interest or penalties related to income tax during the years ended December 31, 2019 and 2018. The Company does not have an accrual for uncertain tax positions as of December 31, 2019 and 2018, as deductions taken and benefits accrued are based on widely understood administrative practices and procedures and are based on clear and unambiguous tax law. Tax returns for all years 2016 and thereafter are subject to further examination by tax authorities, with the exception of the State of New Jersey for which tax returns for all years from 2015 and thereafter are subject to further examination.

The Tax Cuts and Jobs Act (“Tax Act”) was enacted on December 22, 2017 and introduces significant changes to U.S. income tax law. Effective in 2018, the Tax Act reduced the U.S. corporate statutory tax rate from 35% to 21%.

Fair value: Fair value, also referred to as an exit price, is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The accounting guidance for fair value requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value.

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

For year 2019 and 2018, we did not reclass any amounts from accumulated other comprehensive income to the income. Following table provides the components of other comprehensive income, reclassifications to net income and the related tax effect for the year ended December 31, 2019 and 2018:

Year ended December 31,	2019	2018
	(Dollars in thousands)
Investment securities:
Net unrealized gains (losses) arising during the period	$918	$(624)
Tax effect related to the unrealized loss during the periods	(227)	148
Reclassification of prior tax effects	—	(27)
Change in other comprehensive income	$691	$(503)

Earnings Per Common Share: Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share considers common stock equivalents (when dilutive) outstanding during the period such as options outstanding and convertible preferred stock. To the extent that stock equivalents are anti-dilutive, they have been excluded from the earnings per share calculation. Both basic and diluted earnings per share computations give retroactive effect to a stock dividend declared and paid in 2019 and 2018 (Note 10). Earnings per common share have been computed based on the following for 2019 and 2018:

	2019	2018
	(Dollars in thousands, except share data)
Basic earnings per common share
Net income available to common shareholders	$29,817	$24,378
Basic weighted-average common shares outstanding	11,838,096	10,592,414
Basic earnings per common share	$2.52	$2.30
Diluted earnings per common share
Net income available to common shareholders	$29,817	$24,378
Dividend on Preferred Series B	24	446
Net income attributable to diluted common shares	$29,841	$24,824
Basic weighted-average common shares outstanding	11,838,096	10,592,414
Dilutive potential common shares	172,986	1,410,065
Total diluted weighted-average common shares outstanding	12,011,082	12,002,479
Diluted earnings per common share	$2.48	$2.07
All share and per share information has been retroactively adjusted for the 10% stock dividend declared in January 2020.
For 2019 and 2018, there were 124,000 weighted average option shares outstanding for each year, that were not included in the computation of diluted EPS because these shares were anti-dilutive.

Statement of Cash Flows: Cash and cash equivalents include cash and due from financial institutions and federal funds sold. For the purposes of the statement of cash flows, changes in loans and deposits are shown on a net basis.

Recently Issued Accounting Pronouncements:

During June 2016, the Financial Accounting Standard Board (FASB) issued ASU 2016-13, Financial Instruments-Credit Losses. ASU 2016-13 (Topic 326), replaces the incurred loss impairment methodology in current GAAP with an expected credit loss (CECL) methodology and requires consideration of a broader range of information to determine credit loss estimates. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. Purchased credit impaired loans will receive an allowance account at the acquisition date that represents a component of the purchase price allocation. Credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses, with such allowance limited to the amount by which fair value is below amortized cost. The ASU was amended in some aspects by subsequent Accounting Standards Updates. The guidance of the Financial Instruments-Credit Losses is scheduled to be effective for public entities except small reporting companies (SRCs) for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. For all entities, early adoption will continue to be allowed. As a small reporting company, the CECL is not effective for us until after December 15, 2022. As the result, we are not required to estimate of expected credit losses until year 2023.

On February 25, 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 includes a lessee accounting model that recognizes two types of leases - finance leases and operating leases. The standard requires lessees to recognize right of use assets and lease liabilities on their consolidated balance sheets and disclose key information about all their leasing arrangements, with certain practical expedients. The amendments were effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We have adopted the guidance in the first quarter of 2019 under the modified retrospective transition approach. The Company initially recognized right-of-use assets of $2.8 million and lease liabilities of $2.8 million under the operating leases for the lease contracts of its three retail branch locations and a land lease. Please refer to the Note 9. Lease for additional information.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The ASU was effective for public business entities for fiscal years beginning after December 15, 2018. The Company adopted the guidance in the first quarter of 2019. The adoption of the guidance did not have a material impact on our consolidated financial statements.

In March 2017, the FASB issued ASU 2017-08, Receivables-Nonrefundable Fees and Other Costs (Subtopic 310-20) - Premium Amortization on Purchased Callable Debt Securities, which requires that entities shorten the amortization period for certain callable debt securities held at a premium and amortize the premium to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The ASU was effective for public business entities for fiscal years beginning after December 15, 2018. The Company adopted the guidance in the first quarter of 2019. The adoption of the guidance did not have any material impact on our consolidated financial statements.

Note 2.  Cash and Due from Banks

The Company maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. Management is responsible for assessing the credit risk of its correspondent banks. At December 31, 2019 or 2018, vast majority of the Company's cash deposits with other banks were due from the Federal Reserve Bank of Philadelphia and the Federal Home Loan Bank of New York.

Note 3.  Investment Securities

The following is a summary of the Company's investments in available for sale and held to maturity securities as of December 31, 2019 and 2018:

As of December 31, 2019	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Dollars in thousands)
Available for sale:
Corporate debt obligations	$500	$—	$—	$500
Residential mortgage-backed securities	25,989	282	196	26,075
Collateralized mortgage obligations	37	1	—	38
Total available for sale	$26,526	$283	$196	$26,613

Held to maturity:
States and political subdivisions	$1,167	$263	$—	$1,430

As of December 31, 2018	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Dollars in thousands)
Available for sale:
Corporate debt obligations	$500	$—	$—	$500
Residential mortgage-backed securities	31,553	74	906	30,721
Collateralized mortgage obligations	56	1	—	57
Total available for sale	$32,109	$75	$906	$31,278

Held to maturity:
States and political subdivisions	$1,113	$179	$—	$1,292

The amortized cost and fair value of debt securities classified as available for sale and held to maturity, by contractual maturity as of December 31, 2019, are as follows:

	Amortized Cost	Fair Value
	(Dollars in thousands)
Available for sale:
Due within one year	$—	$—
Due after one year through five years	156	150
Due after five years through ten years	11,879	11,942
Due after ten years	14,491	14,521
Total available for sale	$26,526	$26,613

Held to maturity:
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	1,167	1,430
Due after ten years	—	—
Total held to maturity	$1,167	$1,430
Expected maturities may differ from contractual maturities because the issuers of certain debt securities do have the right to call or prepay their obligations without any penalty.

During the year ending December 31, 2019 and 2018, the Company did not sell any investment securities. Also, at December 31, 2019 and 2018, the Company used a letter of credit of $40.0 million as collateral to secure public deposits.

The following tables show the gross unrealized losses and fair value of the Company's investments which are aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2019 and December 31, 2018.

As of December 31, 2019	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Available for sale:
Residential mortgage-backed securities	$232	$1	$10,271	$195	$10,503	$196
Total available for sale	$232	$1	$10,271	$195	$10,503	$196

As of December 31, 2018	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Available for sale:
Residential mortgage-backed securities	$12,665	$257	$14,527	$649	$27,192	$906
Total available for sale	$12,665	$257	$14,527	$649	$27,192	$906

The Company’s unrealized loss for the debt securities is comprised of 1 securities in the less than 12 months loss position and 7 securities in the 12 months or greater loss position at December 31, 2019 and 5 securities in the less than 12 months loss position and 9 securities in the 12 months or greater loss position at December 31, 2018. The mortgage-backed securities that had unrealized losses were issued or guaranteed by the US government or government sponsored entities. The unrealized losses associated with those mortgage-backed securities are generally driven by changes in interest rates and not due to credit losses given the explicit or implicit guarantees provided by the U.S. government. Because the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell these investments before recovery of their amortized cost basis, the Company does not consider the unrealized loss in these securities to be OTTI at December 31, 2019.

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

Note 4.  Loans and Allowance for Loan and Lease Losses

As of December 31, 2019, the Company had $1.42 billion in loans receivable outstanding. Loans held for sale totaled $190,000 at December 31, 2019. Outstanding balances include a total net increase of $138,000 and a net reduction $105,000 at December 31, 2019 and 2018 for unearned income, net deferred loan fees, and unamortized discounts and premiums. The portfolios of loans receivable at December 31, 2019, and December 31, 2018, consist of the following:

	December 31, 2019	December 31, 2018
	(Dollars in thousands)
Commercial and Industrial	$36,777	$34,640
Construction	231,095	139,877
Real Estate Mortgage:
Commercial – Owner Occupied	136,753	135,617
Commercial – Non-owner Occupied	298,204	321,580
Residential – 1 to 4 Family	636,891	545,391
Residential – Multifamily	68,258	49,628
Consumer	12,771	14,424
Total Loans	$1,420,749	$1,241,157

An age analysis of past due loans by class at December 31, 2019 and December 31, 2018 as follows:

December 31, 2019	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Dollars in thousands)
Commercial and Industrial	$—	$—	$286	$286	$36,491	$36,777	$—
Construction	—	—	1,365	1,365	229,730	231,095	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	1,722	2,702	4,424	132,329	136,753	—
Commercial – Non-owner Occupied	—	—	70	70	298,134	298,204	—
Residential – 1 to 4 Family	—	262	925	1,187	635,704	636,891	—
Residential – Multifamily	—	—	—	—	68,258	68,258	—
Consumer	—	—	—	—	12,771	12,771	—
Total Loans	$—	$1,984	$5,348	$7,332	$1,413,417	$1,420,749	$—

December 31, 2018	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Not Accruing	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
	(Dollars in thousands)
Commercial and Industrial	$—	$—	$14	$14	$34,626	$34,640	$—
Construction	—	—	1,365	1,365	138,512	139,877	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	—	—	135,617	135,617	—
Commercial – Non-owner Occupied	—	—	—	—	321,580	321,580	—
Residential – 1 to 4 Family	81	154	1,686	1,921	543,470	545,391	—
Residential – Multifamily	—	—	—	—	49,628	49,628	—
Consumer	62	—	—	62	14,362	14,424	—
Total Loans	$143	$154	$3,065	$3,362	$1,237,795	$1,241,157	$—

Allowance For Loan and Lease Losses (ALLL)

We maintain the ALLL at a level that we believe to be appropriate to absorb estimated probable credit losses incurred in the loan portfolios as of the balance sheet date. The Company’s accounting policy for ALLL is more fully described in Note 1 - Description of Business and Summary of Significant Accounting Policies.

The following tables present the information regarding the allowance for loan and lease losses and associated loan data:

	Twelve Months Ended December 31, 2019
As of December 31, 2019			Real Estate Mortgage
(Dollars in thousands)	Commercial and Industrial	Construction	Commercial Owner Occupied	Commercial Non-owner Occupied	Residential 1 to 4 Family	Residential Multifamily	Consumer	Total
December 31, 2018	$718	$1,694	$2,062	$5,853	$7,917	$621	$210	$19,075
Charge-offs	—	—	—	—	(56)	—	—	(56)
Recoveries	16	6	26	39	5	—	—	92
Provisions	230	1,107	(65)	(32)	1,285	198	(23)	2,700
Ending Balance December 31 2019	$964	$2,807	$2,023	$5,860	$9,151	$819	$187	$21,811

Allowance for loan losses
Individually evaluated for impairment	$286	$141	$33	$457	$211	$—	$—	$1,128
Collectively evaluated for impairment	678	2,666	1,990	5,403	8,940	819	187	20,683
Balance at December 31, 2019	$964	$2,807	$2,023	$5,860	$9,151	$819	$187	$21,811

Loans
Individually evaluated for impairment	$286	$5,110	$4,833	$10,424	$1,445	$—	$—	$22,098
Collectively evaluated for impairment	36,491	225,985	131,920	287,780	635,446	68,258	12,771	1,398,651
Balance at December 31, 2019	$36,777	$231,095	$136,753	$298,204	$636,891	$68,258	$12,771	$1,420,749

	Twelve Months Ended December 31, 2018
As of December 31, 2018			Real Estate Mortgage
(Dollars in thousands)	Commercial and Industrial	Construction	Commercial Owner Occupied	Commercial Non-owner Occupied	Residential 1 to 4 Family	Residential Multifamily	Consumer	Total
December 31, 2017	$684	$2,068	$2,017	$4,630	$6,277	$627	$230	$16,533
Charge-offs	(128)	(27)	—	(49)	—	—	(19)	(223)
Recoveries	47	600	189	86	43	—	—	965
Provisions	115	(947)	(144)	1,186	1,597	(6)	(1)	1,800
Ending Balance December 31 2018	$718	$1,694	$2,062	$5,853	$7,917	$621	$210	$19,075

Allowance for loan losses
Individually evaluated for impairment	$14	$69	$36	$192	$299	$—	$—	$610
Collectively evaluated for impairment	704	1,625	2,026	5,661	7,618	621	210	18,465
Balance at December 31, 2018	$718	$1,694	$2,062	$5,853	$7,917	$621	$210	$19,075

Loans
Individually evaluated for impairment	$14	$5,589	$2,441	$11,299	$2,514	$—	$—	$21,857
Collectively evaluated for impairment	34,626	134,288	133,176	310,281	542,877	49,628	14,424	1,219,300
Balance at December 31, 2018	$34,640	$139,877	$135,617	$321,580	$545,391	$49,628	$14,424	$1,241,157

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

The following tables provide further detail on impaired loans and the associated ALLL at December 31, 2019 and December 31, 2018:

December 31, 2019	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Dollars in thousands)
With no related allowance recorded:
Commercial and Industrial	$—	$—	$—
Construction	—	—	—
Real Estate Mortgage:
Commercial – Owner Occupied	2,702	2,702	—
Commercial – Non-owner Occupied	70	70	—
Residential – 1 to 4 Family	194	194	—
Residential – Multifamily	—	—	—
Consumer	—	—	—
	2,966	2,966	—
With an allowance recorded:
Commercial and Industrial	286	292	286
Construction	5,110	9,600	141
Real Estate Mortgage:
Commercial – Owner Occupied	2,131	2,131	33
Commercial – Non-owner Occupied	10,354	10,355	457
Residential – 1 to 4 Family	1,251	1,251	211
Residential – Multifamily	—	—	—
Consumer	—	—	—
	19,132	23,629	1,128
Total:
Commercial and Industrial	286	292	286
Construction	5,110	9,600	141
Real Estate Mortgage:
Commercial – Owner Occupied	4,833	4,833	33
Commercial – Non-owner Occupied	10,424	10,425	457
Residential – 1 to 4 Family	1,445	1,445	211
Residential – Multifamily	—	—	—
Consumer	—	—	—
	$22,098	$26,595	$1,128

December 31, 2018	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Dollars in thousands)
With no related allowance recorded:
Commercial and Industrial	$—	$—	$—
Construction:	—	—	—
Real Estate Mortgage:
Commercial – Owner Occupied	—	—	—
Commercial – Non-owner Occupied	—	—	—
Residential – 1 to 4 Family	1,131	1,131	—
Residential – Multifamily	—	—	—
Consumer	—	—	—
	1,131	1,131	—
With an allowance recorded:
Commercial and Industrial	14	19	14
Construction:	5,589	10,080	69
Real Estate Mortgage:
Commercial – Owner Occupied	2,441	2,441	36
Commercial – Non-owner Occupied	11,299	11,299	192
Residential – 1 to 4 Family	1,383	1,383	299
Residential – Multifamily	—	—	—
Consumer	—	—	—
	20,726	25,222	610
Total:
Commercial and Industrial	14	19	14
Construction:	5,589	10,080	69
Real Estate Mortgage:
Commercial – Owner Occupied	2,441	2,441	36
Commercial – Non-owner Occupied	11,299	11,299	192
Residential – 1 to 4 Family	2,514	2,514	299
Residential – Multifamily	—	—	—
Consumer	—	—	—
	$21,857	$26,353	$610

The following table presents by loan portfolio class, the average recorded investment and interest income recognized on impaired loans for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019		2018
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
	(Dollars in thousands)
Commercial and Industrial	$127	$18	$15	$1
Commercial	5,350	173	5,781	191
Real Estate Mortgage:
Commercial – Owner Occupied	3,956	126	3,372	134
Commercial – Non-owner Occupied	11,275	624	11,850	606
Residential – 1 to 4 Family	2,273	36	2,704	74
Residential – Multifamily	—	—	—	—
Consumer	—	—	16	—
Total	$22,981	$977	$23,738	$1,006

Troubled Debt Restructuring (TDRs)

We reported performing TDR loans (not reported as non-accrual loans) of $16.8 million and $18.8 million, respectively, at December 31, 2019 and December 31, 2018. Non-performing TDRs were $281,000 at December 31, 2019. There were no non performing TDRs at December 31, 2018. There were no new loans modified as a TDR and no additional commitments to lend additional funds to debtors whose loans have been modified in TDRs for the year ended December 31, 2019 and the year ended December 31, 2018, respectively.

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

All TDRs are also reviewed quarterly to determine the amount of any impairment. The nature and extent of impairment of TDRs, including those that have experienced a subsequent default, is considered in the determination of an appropriate level of allowance for loan losses. For the TDR loans, we had specific reserves of $607,300 and $306,000 in the allowance at December 31, 2019 and December 31, 2018, respectively. Some loan modifications classified as TDRs may not ultimately result in the full collection of principal and interest, as modified, and result in potential incremental losses. These potential incremental losses have been factored into our overall allowance for loan losses estimate.

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

An analysis of the credit risk profile by internally assigned grades as of December 31, 2019 and 2018, is as follows:

At December 31, 2019	Pass	OAEM	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and Industrial	$36,491	$—	$286	$—	$36,777
Construction	219,289	4,275	7,531	—	231,095
Real Estate Mortgage:
Commercial – Owner Occupied	134,051	—	2,702	—	136,753
Commercial – Non-owner Occupied	298,006	—	198	—	298,204
Residential – 1 to 4 Family	634,937	920	1,034	—	636,891
Residential – Multifamily	68,258	—	—	—	68,258
Consumer	12,771	—	—	—	12,771
Total	$1,403,803	$5,195	$11,751	$—	$1,420,749

At December 31, 2018	Pass	OAEM	Substandard	Doubtful	Total
	(Dollars in thousands)
Commercial and Industrial	$34,626	$—	$14	$—	$34,640
Construction:	127,523	4,503	7,851	—	139,877
Real Estate Mortgage:
Commercial – Owner Occupied	135,617	—	—	—	135,617
Commercial – Non-owner Occupied	321,446	—	134	—	321,580
Residential – 1 to 4 Family	542,865	719	1,807	—	545,391
Residential – Multifamily	49,628	—	—	—	49,628
Consumer	14,424	—	—	—	14,424
Total	$1,226,129	$5,222	$9,806	$—	$1,241,157

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

An analysis of the activity of such related party loans for 2019 is as follows:

2019
(Dollars in thousands)
Balance, beginning of year	$13,079
Advances	467
Less: repayments	(1,467)
Balance, end of year	$12,079

Pledged Loans: At December 31, 2019 and 2018, approximately $502.0 million and $425.2 million, respectively, of unpaid principal balance of loans were pledged to the FHLBNY on borrowings (Note 7). This pledge consists of a blanket lien on residential mortgages and certain qualifying commercial real estate loans.

Concentrations of Credit: Most of the Company's lending activity occurs within the areas of southern New Jersey and southeastern Pennsylvania, as well as other markets. We maintain discipline in our lending with a focus on portfolio diversification. In our underwriting process, we limits on loans to one borrower, one industry as well as product concentrations. Our loan portfolio consists of residential, commercial real estate loans, construction loans, commercial and industry loans as well as consumer loans.

Note 5.  OREO

Other real estate owned (OREO) at December 31, 2019 was $4.7 million, compared to $5.1 million at December 31, 2018, a decreased of $397,000. The OREO balances for 2019 and 2018 are included in the other assets in the balance sheets. The real estate owned at, December 31, 2019, consisted of nine properties, the largest being a commercial building being carried at $2.0 million. During 2019, the Company disposed of $2.8 million of OREO, recognizing a gain of $86,000, compared to $2.8 million of OREO sold in 2018, recognizing a gain of $209,000. Also during 2019, the Company wrote down OREO property by $332,000, compared to $899,000 of write-downs in 2018, based on a decline in appraised values. Operating expenses related to OREO, net of related income, for 2019 and 2018, were $415,000 and $611,000, respectively.

An analysis of OREO activity for the years ended December 31, 2019 and 2018 is as follows:

	For the Year Ended December 31,
	2019	2018
	(Dollars in thousands)
Balance at beginning of period	$5,124	$7,248
Real estate acquired in settlement of loans	2,751	1,622
Sales of OREO, net	(2,771)	(2,847)
Valuation adjustments and donations	(377)	(899)
Balance at end of period	$4,727	$5,124

Note 6.  Deposits

Deposits at December 31, 2019 and 2018, consisted of the following:

	2019	2018
	(Dollars in thousands)
Demand deposits, noninterest-bearing	$259,269	$360,329
Checking accounts	55,606	52,721
Money market deposits	232,115	208,335
Savings deposits	105,554	131,127
Time deposits of $250,000 or more	123,787	59,455
Other time deposits	432,260	279,512
Brokered time deposits	130,628	92,394
Total deposits	$1,339,219	$1,183,873

Scheduled maturities of certificates of deposit at December 31, 2019 are as follows:

Years Ending December 31,	(Dollars in thousands)
2020	$534,185
2021	141,210
2022	7,718
2023	2,483
2024	1,065
Thereafter	14
Total	$686,675

Note 7.  Borrowings

An analysis of borrowings at December 31, 2019 and 2018 is as follows:

		2019		2018
	Maturity Date or Range	Amount	Weighted Average Rate	Amount	Weighted Average Rate
		(Dollars in thousands, except rates)
Borrowed funds:
Federal Home Loan Bank advances	Less than one year	$112,150	2.33%	$68,650	2.58%
	One to three years	22,500	2.84%	36,000	2.85%
	Total	$134,650		$104,650
Subordinated debentures, capital trusts	November 2035	$5,155	3.57%	$5,155	4.31%
	November 2035	5,155	3.57%	5,155	4.31%
	September 2037	3,093	3.39%	3,093	4.29%
	Total	$13,403		$13,403

At December 31, 2019, the Company had a $380.9 million line of credit from the FHLBNY, of which $134.7 million, as detailed above, was outstanding, $40.0 million was a letter of credit to secure public deposits, and $206.2 million was unused.

Subordinated Debentures – Capital Trusts: On August 23, 2005, Parke Capital Trust I, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.91% and was 3.57% at December 31, 2019. Parke Capital Trust I purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955,000 was retained at the Company for future use.

On August 23, 2005, Parke Capital Trust II, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $5,000,000 of fixed/variable rate capital trust pass-through securities to investors. Currently, the interest rate is variable at 3.57%. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.91% beginning November 23, 2010. Parke Capital Trust II purchased $5,155,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after November 23, 2010, at par. The capital securities must be redeemed upon final maturity of the subordinated debentures on November 23, 2035. Proceeds of approximately $4.2 million were contributed to paid-in capital at the Bank. The remaining $955,000 was retained at the Company for future use.

On June 21, 2007, Parke Capital Trust III, a Delaware statutory business trust and a wholly-owned subsidiary of the Company, issued $3,000,000 of variable rate capital trust pass-through securities to investors. The variable interest rate re-prices quarterly at the three-month LIBOR plus 1.89% and was 3.39% at December 31, 2019. Parke Capital Trust III purchased $3,093,000 of variable rate junior subordinated deferrable interest debentures from the Company. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The Company has also fully and unconditionally guaranteed the obligations of the Trust under the capital securities. The capital securities are redeemable by the Company on or after December 15, 2012, at par. The capital securities must be redeemed upon final maturity of the subordinated debentures on September 15, 2037. The proceeds were contributed to paid-in capital at the Bank.

Note 8.  Company Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of Company premises and equipment as of December 31, 2019 and 2018 is as follows:

	Estimated Useful lives	2019	2018
		(Dollars in thousands)
Land		$1,044	$1,044
Building and improvements	12 years	7,233	7,191
Furniture and equipment	5 years	3,628	3,076
Total premises and equipment		11,905	11,311
Less: accumulated depreciation and amortization		(4,959)	(4,528)
Premises and equipment, net		$6,946	$6,783

Depreciation and amortization expense was $431,000 and $380,000 in 2019 and 2018, respectively.

Note 9. Leases

We lease three retail branches and a parcel of land for a retail branch location. These leases generally have remaining terms of 6 years or less except the land lease, which has a remaining lease term of eighty-six years. Some of the leases may include options to renew the leases. The exercise of lease renewal is at our sole discretion.

When we adopted the Accounting Standards Update (ASU) 2016-02, we recognized operating right-of-use assets and lease liabilities each for $2.8 million. At adoption of ASU 2016-02, we elected the practical expedients package, which allows us to not reassess the lease classification for any existing leases. All our leases existed before the adoption of the new lease standard were measured under operating leases according to the applicable GAAP standard then. As the result, we have recorded all our lease as operating leases.

Our right-of-use assets and lease liabilities for operating leases are included in other assets and other liabilities on our consolidated balance sheets. We use interest rate implicit in the lease or incremental borrowing rate in determining the present value of lease payments. At December 31, 2019, we had future minimum lease payments of $27.6 million and imputed interest $25.1 million and lease liability $2.5 million. The weighted average remaining lease term was 50.99 year and weighted average discount rate was 7.28% at December 31, 2019, respectively. We also sublease some space of the one of our leased facilities to a company. Our operating lease expense is included in occupancy expenses within non-interest expense in our consolidated statements of income. Total operating lease expense consists of operating lease cost, which is recognized on a straight-line basis over the lease term, and variable lease cost, which is recognized based on actual amounts incurred.

The following table presents information about our operating leases at the year ended December 31, 2019.

Dollars in thousands	2019
Lease right of use assets (ROU)	$2,544
Lease liabilities	$2,544
The following table presents future undiscounted cash flows on our operating leases:

Years Ending December 31,	(Dollars in thousands)
2020	$309
2021	319
2022	290
2023	250
2024	252
Thereafter	26,211
Total undiscounted lease payments	$27,631

Note 10.  Shareholders’ Equity

Common Stock Dividend: The Company paid a quarterly cash dividend each quarter of 2019. The first quarter dividend declared was $0.14 per share and paid in April 2019. The dividend declared was increased to $0.16 per share in the second, third and fourth quarters of 2019. The second and third quarter dividend declared were paid in July and October. The fourth quarter dividend was paid in January, 2020. The Company also paid a cash dividend $1.5 million on the common stock on January 25, 2019 which had been declared in the fourth quarter of 2018. During 2019 the Company paid $6.5 million in common stock cash dividends.

In January 2020, the Company declared a 10% common stock dividend to shareholders. The Company declared the stock dividend before the Company's 2019 financial statements are issued or are available to be issued. As the result, the company retroactively adjusted the assumed dividend shares 1,077,121 to the outstanding shares at December 31, 2019. All share and per share information have been retroactively adjusted to give effect to the stock dividend for the periods presented.

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

In January 2016, the Company awarded 145,300 options to its directors and certain officers and employees. In August 2018, the Company awarded 124,000 options to its directors and certain officers and employees. The weighted average grant date fair value of stock option awards granted in 2018 was $3.83 per share. The company did not grant any options in 2019. Compensation expense related to options is measured based on the grant-date fair value determined using the Black-Scholes valuation model. The outstanding options at December 31, 2019 have a weighted average exercise price of $14.80.

We recognize compensation expense for stock options on a straight-line basis over the specified vesting period. Net compensation expense for the employees and directors’ option grants recognized during 2019 and 2018 amounted to $166,400 and $104,200, respectively. The remaining unrecognized compensation expense for the employees and directors’ option at December 31, 2019 is $422,300.

The following table summarizes stock option activity of employees and directors for the year ended December 31, 2019.

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at January 1, 2019	291,584	$14.36
Granted	—	$—
Exercised	(15,584)	$8.59
Expired/terminated	(5,324)	$8.59
Outstanding at December 31, 2019:	270,676	$14.80	7.2	$2,822,610
Exercisable at December 31, 2019:	106,577	$11.75	6.7	$1,437,151
* The data above did not give retrospectively adjustment for the assumed stock dividend declared in January 2020.

Under 2015 Equity Incentive Plan, the Company was authorized to issue 50,000 shares of restricted stock upon the grant of awards. All restricted stocks vests over five years. The company granted 1,460 shares and 1,148 shares of the restricted stock in 2019 and 2018, respectively, in which 522 shares and 230 shares of restricted stock were vested and exercised in 2019 and 2018. The nonvesting restricted stocks were 1,816 shares and 918 at December 31, 2019 and 2018. The weighted average of the grant date fair values were $19.02 and $19.93 per share for the the awards of 2019 and 2018, respectively. The Company recognized $9,900 and $4,500 compensation costs of the restricted stocks during year 2019 and 2018.

Preferred Stock: In December of 2013, the Company completed a private placement of newly designated 6% Non-Cumulative Perpetual Convertible Preferred Stock, Series B, with a liquidation preference of $1,000 per share. The Company sold 20,000 shares in the placement for gross proceeds of $20.0 million. Each share of Series B Preferred Stock is convertible, at the option of the holder into approximately 125.05 shares of Common Stock at December 31, 2019. There were 500 shares of Series B Preferred Stock outstanding at December 31, 2019. Upon full conversion of the outstanding shares of the Series B Preferred Stock, the Company will issue approximately 62,553 shares of Common Stock assuming that the conversion rate does not change. The conversion rate and the total number of shares to be issued would be adjusted for future stock dividends, stock splits and other corporate actions. The conversion rate was set using a conversion price for the common stock of $10.64, which was approximately 20% over the closing price of the Common Stock on October 10, 2013, the day the Series B Preferred Stock was priced.

During 2019 and 2018, preferred stockholders converted 724 and 14,747 shares of preferred shares into 90,532 and 1,843,761 shares of common stock.

The Company has recorded dividends on preferred stock in the approximate amount of $24,000 and $446,000 for the years ended December 31, 2019 and 2018, respectively. The Company paid cash dividend $60 per share on the preferred stock for year 2019. The preferred stock qualifies for and is accounted for as equity securities and is included in the Company’s Tier I capital since issued.

Non-controlling interests: The Company has a joint venture with Bridgestone Capital LLC in PDL LLC, a joint venture formed in 2018 to originate short-term alternative real estate loan products. The Company has a 51% ownership interest in the joint venture. For the year ended December 31, 2018, Bridgestone Capital LLC made a $1.2 million capital contribution to PDL.

Note 11. Income Taxes

Income tax expense for 2019 and 2018 consisted of the following:

	2019	2018
	(Dollars in thousands)
Current tax expense:
Federal	$7,719	$6,593
State	2,229	1,726
	9,948	8,319
Deferred tax benefit/expense	(163)	58
Income tax expense	$9,785	$8,377

The components of the net deferred tax asset at December 31, 2019 and 2018 were as follows:

	2019	2018
	(Dollars in thousands)
Deferred tax assets:
Allowance for loan losses	$5,350	$4,611
Supplemental Executive Retirement Plan ("SERP")	1,459	1,321
OREO writedowns	480	1,191
Nonaccrued interest	466	296
Non-qualified stock options and restricted stock	59	39
Write-down on partnership investment	134	132
Unrealized loss	—	197
Other	84	—
	8,032	7,787
Valuation allowance	(134)	(132)
Deferred tax liabilities:
Depreciation	(106)	(54)
Partnership income	(67)	(28)
Unrealized gain	(29)	—
Deferred loan costs	(1,249)	(1,062)
Net deferred tax asset	$6,447	$6,511

A reconciliation of the Company’s effective income tax rate with the statutory federal rate for 2019 and 2018 is as follows:

	2019	2018
	(Dollars in thousands)
At Federal statutory rate	$8,415	$7,017
Adjustments resulting from:
State income taxes, net of Federal tax benefit	1,677	1,530
Non-controlling interest	(94)	(45)
Tax exempt income	(11)	(12)
BOLI	(126)	(129)
Stock compensation	(9)	(3)
Nondeductible expenses	1	—
Other	(68)	19
	$9,785	$8,377

Management has evaluated the Company’s tax positions and concluded that the Company has taken no uncertain tax positions that require adjustments to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or local tax authorities for years before 2016, and by the State of New Jersey for years before 2015. The Company recorded a valuation allowance relating to the write down of a partnership investment. Management has concluded that these capital losses will not be realizable once incurred.

The Company recorded income tax expense of $9.8 million on income before taxes of $40.1 million on for the year ended December 31, 2019, resulting in an effective tax rate of 24.4%, compared to income tax expense of $8.4 million on income before taxes of $33.4 million for the same period of 2018, resulting in an effective tax rate of 25.1%.

Note 12.  Retirement Plans

The Company has a Supplemental Executive Retirement Plan (“SERP”) covering certain members of management.

The net periodic SERP pension cost was approximately $515,000 in 2019 and $685,000 in 2018. The unfunded benefit obligation, which was included in other liabilities, was approximately $5.9 million at December 31, 2019 and $5.5 million at December 31, 2018.

The benefit obligation at December 31, 2019 and December 31, 2018 was calculated as follows:

	2019	2018
	(Dollars in thousands)
Benefit obligation, January 1	$5,521	$4,901
Service cost	226	417
Interest cost	289	268
Benefits paid	(87)	(65)
Accrued liability at December 31	$5,949	$5,521

The net periodic SERP pension cost for 2019 and 2018 was calculated as follows:

	2019	2018
	(Dollars in thousands)
Service cost	$226	$417
Interest cost	289	268
	$515	$685

The service costs for 2019 and 2018 are included in the compensation cost in the income statements. The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.5% for 2019 and 2018. Annual benefit payments are estimated at $371,668 for 2020, $650,633 for 2021, $650,633 for 2022, $650,633 for 2023, $650,633 for 2024 and $5.8 million thereafter.

The Company has a 401(k) Plan covering substantially all employees. Under the Plan, the Company is required to contribute 3% of all qualifying employees’ eligible salary to the Plan. The Plan expense in 2019 was $217,300 and $180,500 in 2018.

Note 13.  Regulatory Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action. The final rules implementing Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer is 2.5% and 1.875 for 2019 and 2018, respectively. The Bank made a one-time election to opt-out the net unrealized gain or loss on available for sale securities in computing regulatory capital. At December 31, 2019, the Bank was considered “well capitalized" under the regulatory framework for prompt corrective action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2019 and 2018 the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following tables.

As of December 31, 2019	Actual		For Capital Adequacy Purpose		For Capital Adequacy Purposes with Capital Conservation Buffer *		To be Well Capitalized Under Prompt Corrective Action Provisions
Company	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands except ratios)
Total risk-based capital	$208,013	16.70%	$99,654	8.00%	$130,795	10.50%	$124,567	10.00%
Tier 1 risk-based capital	192,365	15.44%	74,740	6.00%	105,882	8.50%	99,654	8.00%
Tier 1 leverage	192,365	11.87%	64,802	4.00%	64,802	4.00%	81,002	5.00%
Tier 1 common equity	177,068	14.21%	56,055	4.50%	87,197	7.00%	80,969	6.50%
Parke Bank
Total risk-based capital	$207,620	16.67%	$99,621	8.00%	$130,752	10.50%	$124,526	10.00%
Tier 1 risk-based capital	191,977	15.42%	74,716	6.00%	105,847	8.50%	99,621	8.00%
Tier 1 leverage	191,977	11.85%	64,785	4.00%	64,785	4.00%	80,982	5.00%
Tier 1 common equity	190,158	15.27%	56,037	4.50%	87,168	7.00%	80,942	6.50%

As of December 31, 2018	Actual		For Capital Adequacy Purpose		For Capital Adequacy Purposes with Capital Conservation Buffer *		To be Well Capitalized Under Prompt Corrective Action Provisions
Company	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands except ratios)
Total risk-based capital	$182,316	16.73%	$87,164	8.00%	$107,592	9.88%	$108,954	10.00%
Tier 1 risk-based capital	168,629	15.48%	65,373	6.00%	85,802	7.88%	87,164	8.00%
Tier 1 leverage	168,629	12.15%	55,503	4.00%	55,503	4.00%	69,378	5.00%
Tier 1 common equity	153,020	14.04%	49,029	4.50%	69,458	6.38%	70,820	6.50%
Parke Bank
Total risk-based capital	$181,760	16.69%	$87,131	8.00%	$107,552	9.88%	$108,913	10.00%
Tier 1 risk-based capital	168,078	15.43%	65,348	6.00%	85,769	7.88%	87,131	8.00%
Tier 1 leverage	168,078	12.10%	55,569	4.00%	55,569	4.00%	69,461	5.00%
Tier 1 common equity	166,639	15.30%	49,011	4.50%	69,432	6.38%	70,794	6.50%

* The new capital rules require banks and covered financial institution holding companies to maintain a capital conservation buffer of at least 2.5% of risk-weighted assets over and above the minimum risk-based capital requirements. Institutions that do not maintain the required capital buffer will become subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. The minimums under Basel III increased by 0.625% (the capital conservation buffer) annually until fully phased in, in 2019. The fully phased-in minimums are 10.5% (Total risk-based capital), 8.5% (Tier 1 risk-based capital), and 7.0% (Tier 1 common equity).

In November 2019, Federal bank regulatory agencies finalized a rule that simplifies capital requirements for community banks by allowing them to optionally adopt a simple leverage ratio to measure capital adequacy, which removes requirements for calculating and reporting risk-based capital ratios for a qualifying community bank that have less than $10 billion in total consolidated assets, limited amounts of off-balance-sheet exposures and trading assets and liabilities, and a leverage ratio greater than 9 percent. The community bank leverage ratio framework will be effective on January 1, 2020.

Note 14.  Other Related Party Transactions

A member of the Board of Directors is a principal of an employee benefits insurance agency that provides all the medical, life and disability insurance coverage for the Company. The cost of these employee benefits for the Company and its employees totaled $867,000 in 2019 and $790,500 in 2018.

Note 15.  Commitments and Contingencies

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Company evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable; inventory; property, plant and equipment and income-producing commercial properties. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments to fund fixed-rate loans were immaterial at December 31, 2019. Variable-rate commitments are generally issued for less than one year and carry market rates of interest. Such instruments are not likely to be affected by annual rate caps triggered by rising interest rates. Management believes that off-balance sheet risk is not material to the results of operations or financial condition. As of December 31, 2019 and 2018, unused commitments to extend credit amounted to approximately $205.1 million and $150.6 million, respectively.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2019 and 2018, standby letters of credit with customers were $20.8 million and $19.3 million, respectively.

The company also has entered into an employment contract with the President of the Company, which provides for continued payment of certain employment salary and benefits prior to the expiration date of the agreement and in the event of a change in control, as defined. The Company has also entered into Change-in-Control Severance Agreements with certain officers which provide for the payment of severance in certain circumstances following a change in control.

We provide banking services to customers that are licensed by various States to do business in the medical-use cannabis industry as growers, processors and dispensaries. Medical-use cannabis businesses are legal in these States, although it is not legal at the federal level. The U.S. Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) published guidelines in 2014 for financial institutions servicing state legal cannabis businesses. A financial institution that provides services to cannabis-related businesses can comply with Bank Secrecy Act (“BSA”) disclosure standards by following the FinCEN guidelines. We maintain stringent written policies and procedures related to the acceptance of such businesses and to the monitoring and maintenance of such business accounts. We conduct a significant due diligence review of the cannabis business before the business is accepted, including confirmation that the business is properly licensed by the applicable state. Throughout the relationship, we continue monitoring the business, including site visits, to ensure that the business continues to meet our stringent requirements, including maintenance of required licenses and periodic financial reviews of the business.
While we believe we are operating in compliance with the FinCEN guidelines, there can be no assurance that federal enforcement guidelines will not change. Federal prosecutors have significant discretion and there can be no assurance that the federal prosecutors will not choose to strictly enforce the federal laws governing cannabis. Any change in the Federal government’s enforcement position, could cause us to immediately cease providing banking services to the cannabis industry.
At December 31, 2019 and 2018, deposit balances from medical-use cannabis customers were approximately $129.2 million and $253.8 million, or 9.6% and 21.4% of total deposits, respectively, with two customers accounting for 13.6% and 65.9% of the total at December 31, 2019 and 2018. At December 31, 2019 and 2018, there were cannabis-related loans in the amounts of $5.5 million and $970,000, respectively. We recorded approximately $183,000 and $51,000 of interest incomes in 2019 and 2018, respectively, related to these loans. The fee incomes for the year ended December 31, 2019 and December 31, 2018 from the commercial deposit accounts of depositors who do business in the medical-use cannabis industry were $1.6 million and $613,000 and are included in service fees on deposit accounts, in the accompanying consolidated statements of income.

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

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2019 and 2018.

Financial Assets	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Investment securities and loans held for sale
As of December 31, 2019
Corporate debt obligations	$—	$500	$—	$500
Residential mortgage-backed securities	—	26,075	—	26,075
Collateralized mortgage-backed securities	—	38	—	38
Loans held for sale		190		190
Total	$—	$26,803	$—	$26,803
As of December 31, 2018
Corporate debt obligations	$—	$500	$—	$500
Residential mortgage-backed securities	—	30,721	—	30,721
Collateralized mortgage-backed securities	—	57	—	57
Loans held for sale		419		419
Total	$—	$31,697	$—	$31,697

For the year ended December 31, 2019, there were no transfers between the levels within the fair value hierarchy.

There were no level 3 assets or liabilities held for the year ended at December 31, 2019 and December 31, 2018.

Fair Value on a Non-Recurring Basis:

Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Financial Assets	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
As of December 31, 2019
Collateral dependent impaired loans	$—	$—	$8,460	$8,460
OREO	$—	$—	$4,727	$4,727
As of December 31, 2018
Collateral dependent impaired loans	$—	$—	$6,921	$6,921
OREO	$—	$—	$5,124	$5,124

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

Loans Receivable: For residential mortgages loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the risk adjusting current interest rates at which similar loans would be made to borrowers with similar credit ratings and same remaining maturities, adjusted for the liquidity discount and underwriting uncertainty.

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

The following table summarizes the carrying amounts and fair values for financial instruments at December 31, 2019 and December 31, 2018:

December 31, 2019	Carrying Amount	Fair Value
		Total	Level 1	Level 2	Level 3
	(Dollars in thousands)
Financial Assets:
Cash and cash equivalents	$191,607	$191,607	$191,607	$—	$—
Investment securities AFS	26,613	26,613	—	26,613	—
Investment securities HTM	1,167	1,430	—	1,430	—
Restricted stock	7,440	7,440	—	—	7,440
Loans held for sale	190	190	—	190	—
Loans, net	1,398,938	1,393,288	—	1,372,317	20,971
Accrued interest receivable	6,069	6,069	—	6,069	—

Financial Liabilities:
Non-time deposits	$652,544	$652,544	$—	$652,544	$—
Time deposits	686,675	692,177	—	692,177	—
Borrowings	148,053	156,479	—	156,479	—
Accrued interest payable	2,260	2,260	—	2,260	—

December 31, 2018	Carrying Amount	Fair Value
		Total	Level 1	Level 2	Level 3
	(Dollars in thousands)
Financial Assets:
Cash and cash equivalents	$154,471	$154,471	$154,471	$—	$—
Investment securities AFS	31,278	31,278	—	31,278	—
Investment securities HTM	1,113	1,292	—	1,292	—
Restricted stock	5,858	5,858	—	—	5,858
Loans held for sale	419	419	—	419	—
Loans, net	1,222,082	1,209,223	—	1,187,975	21,248
Accrued interest receivable	5,191	5,191	—	5,191	—

Financial Liabilities:
Non-time deposits	$752,512	$752,512	$—	$752,512	$—
Time deposits	431,361	433,575	—	433,575	—
Borrowings	118,053	118,965	—	118,965	—
Accrued interest payable	1,390	1,390	—	1,390	—

 Note 17.  Parent Company Only Financial Statements

Condensed financial information of the parent company only is presented in the following two tables:

Balance Sheets	December 31,
	2019	2018
	(Dollars in thousands)
Assets:
Cash	$2,086	$2,049
Investments in subsidiaries	190,217	166,173
Other assets	2	3
Total assets	$192,305	$168,225
Liabilities and Equity:
Subordinated debentures	$13,403	$13,403
Other liabilities	1,700	1,502
Equity	177,202	153,320
Total liabilities and equity	$192,305	$168,225

Statements of Income	Years ended December 31,
	2019	2018
	(Dollars in thousands)
Income:
Dividends from bank subsidiary	$7,300	$6,600
Total income	7,300	6,600
Expense:
Interest on subordinated debentures	$541	$491
Salary	160	160
Other expenses	127	122
Total expenses	828	773
Net Income	6,472	5,827
Equity in undistributed income of subsidiaries	23,369	18,997
Net income	29,841	24,824
Preferred stock dividend and discount accretion	(24)	(446)
Net income available to common shareholders	$29,817	$24,378

Statements of Cash Flows
	Years ended December 31,
	2019	2018
	(Dollars in thousands)
Cash Flows from Operating Activities
Net income	$29,841	$24,824
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(23,369)	(18,997)
Changes in
Increase in other assets	(1)	(2)
Increase in accrued interest payable and other accrued liabilities	(21)	(4)
Other	29	19
Net cash provided by operating activities	6,479	5,840
Cash Flows from Financing Activities
Proceeds from exercise of stock options	48	43
Payment of dividend on preferred stock and common stock	(6,490)	(5,412)
Net cash used in financing activities	(6,442)	(5,369)
Increase in cash and cash equivalents	37	471
Cash and Cash Equivalents, January 1,	2,049	1,578
Cash and Cash Equivalents, December 31,	$2,086	$2,049

Note 18.  Subsequent Events

On January 31, 2020, the Company declared a 10% stock dividend to its common stock shareholders. The stock dividend was paid on March 3, 2020, to stockholders of record as of February 18, 2020. The Company announced the stock dividend before the Company's 2019 financial statements are issued or are available to be issued. The Company is required to retroactively adjust its 2019 financial statements and related prior period earnings per share data. As the result, we retrospectively adjusted 2019 balance sheet, income statement, and equity statement. All prior-period per-share computations presented were also adjusted retroactively.

PARKE BANCORP, INC.	PARKE BANK
PARKE BANK	SENIOR EXECUTIVE MANAGEMENT	VICE PRESIDENTS

BOARD OF DIRECTORS	Vito S. Pantilione	Liping Yuan
	Chief Executive Officer and President	Director of Financial Reporting
Celestino R. (“Chuck”) Pennoni
Chairman of the Board	John F. Hawkins	Frank Zangari
Founder and Chairman of	Executive Vice President and CFO	BSA Compliance
Pennoni Associates
	Ralph Gallo	ASSISTANT VICE PRESIDENTS
Daniel J Dalton	Executive Vice President and COO
Vice Chairman of the Board		Jennifer Chen
Retired	Paul E. Palmieri	Renee D’Orazio
Brown & Brown of New Jersey	Senior Vice President and Chief Credit Officer	Robert Dalton
Patricia Dilks
Fred G. Choate	Nicholas J. Pantilione	Annice Fanelli
President of Greater Philadelphia	Senior Vice President and Chief Lending Officer	Roxanne Melfe
Venture Capital Corporation		Marysharon Mitchell
	Dolores M. Calvello	Christopher Nealis
Arret F. Dobson	Senior Vice President Construction Ln/Portfolio Mgr.	Justin Rader
President White Oaks Country Club		Joan Santo
	Linda Kaiser	Juan Taboada
Dr. Edward Infantolino	Vice President and Corporate Secretary
Retired
President of Ocean Internal	VICE PRESIDENTS	BANKING OFFICES
Medicine Associates, P.A.		www.parkebank.com
Kathleen Conover
Anthony J. Jannetti	Retail Operations	WASHINGTON TOWNSHIP, NJ
President of Anthony J. Jannetti, Inc.		Main Office
	Denise DiPaola	601 Delsea Drive
Jeffrey H. Kripitz	Business Development Officer/Marketing	(856) 256-2500
Retired		Kristen Tartaglia, Manager
Owner of Jeff Kripitz Agency	Gil Eubank
	Loan Operations	567 Egg Harbor Road
Elizabeth A. Milavsky		(856) 582-6900
Retired	Ginger Heckman	Roxanne Melfe, Manager
Executive Vice President and COO	Operations
COLLINGSWOOD, NJ
Vito S. Pantilione	Anthony Lombardo	1150 Haddon Avenue
President and Chief Executive officer	Controller	(856) 858-0825
Parke Bank and Parke Bancorp Inc		Justin Radar, Manager
Martin Mabe
Jack C. Sheppard, Jr.	Commercial Lending	GALLOWAY TOWNSHIP, NJ
Senior Vice President with Arthur J.		67 East Jimmie Leeds Road
Gallagher & Company	James Meadows	(609) 748-9700
	Commercial Lending	Juan Taboada, Manager

	William Mohnacs	NORTHFIELD, NJ
	Commercial Lending	501 Tilton Road
(609) 646-6677
	Robert Orsini	Christopher Nealis, Manager
IT manager
PHILADELPHIA, PA
	Lisa Perkins	1610 Spruce Street
	Operation Coordinator	(215) 772-1113
Jennifer Chen, Manager
Marlon Soriano
	Commercial Lending	1032 Arch Street
(215) 982-1975
	James Talarico	Jennifer Chen, Manager
Collections

Kristen Tartaglia
Business Development/Branch Manager

SHAREHOLDER INFORMATION

ADMINISTRATIVE OFFICES	STOCK TRANSFER AND REGISTRAR
601 Delsea Drive	Shareholders wishing to change the name, address or
Washington Township, NJ 08080	ownership of stock, to report lost certificates or to
(856) 256-2500	consolidate accounts are asked to contact the Company's
www.parkebank.com	stock registrar and transfer agent directly:

ANNUAL MEETING OF SHAREHOLDERS	COMPUTERSHARE
The Annual Meeting of Shareholders will be held on	Investor Services
April 21, 2020 at 10:00 a.m. at Terra Nova Restaurant,	P.O. Box 43078
590 Delsea Drive, Sewell, New Jersey.	Providence, RI 02940-3078
1-800-942-5909
INVESTOR RELATIONS	www.computershare.com
Copies of the Company’s earnings releases and
financial publications, including the annual report on	INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Form 10-K (without exhibits) filed with the Securities	RSM US LLP
and Exchange Commission are available without	518 Township Line Road, Suite 300
charge by contacting:	Blue Bell, PA 19422

Annice Fanelli, Assistant Vice President	SPECIAL COUNSEL
(856) 256-2500 or	Jones Walker LLP
investorsrelations@parkebank.com	499 South Capitol Street, SW
Suite 2600
Washington, DC 20003